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File No. 82-5065

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

RECEIVED
2004 AUG -3 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TAB

AR/S
12-31-03

Section 3: Ordinary and Extraordinary Shareholders' meeting of Cap Gemini of April 29, 2004

[1] BALO = French mandatory legal notices newspaper

[2] *Statuts* = articles of incorporation and by laws

File No. 82-5005

Exhibit 1

Annual Report and Financial Statements for 2003



ANNUAL REPORT 2003

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

CONTENTS

A little autumn music

Josepha





Letter from the

On June 26, 1999 – that is almost five years ago – I wrote a confidential letter to the person who was then, with ownership of more than 25 percent of the capital, Capgemini's leading shareholder, a letter in which I indicated, among other things, that my preferred choice to take up leadership of the Group one day was Paul Hermelin. I explained that such a move could ideally take place in May 2004 – the day when the shareholders would be meeting to approve the accounts for the fiscal year 2003 – with this period of transition being ensured by another member of the Executive Board that at the time managed the Group, Geoff Unwin.

A number of events, completely unforeseen on that particular day – some of them positive (moving without ill effects to the year 2000, adoption of the euro, bursting of the Internet bubble... and Capgemini's acquisition of Ernst & Young Consulting!), others either unfortunate or tragic (the stock market collapse, continued downturn in the economic climate, the attacks of September 11, 2001) – came to upset this neat timetable. And, in the end, it was **30 months ahead** of the projected schedule that I proposed to the Board of Directors, in December 2001, to appoint Paul Hermelin Chief Executive Officer of the Group.

DEVELOPMENT of GROUP GOVERNANCE since 1967

Period	Type of company	General Management
From the start (1967) Up to May 24, 1996	"Classic" limited company	Serge Kampf, Chairman and Chief Executive Officer
From May 24, 1996 Up to May 23, 2000	Company led by an Executive Board and a Supervisory Board (the latter under the chairmanship of Klaus Mangold followed by Ernest-Antoine Seillière since September 8, 1997)	Executive Board of 4 members: Serge Kampf (Chairman) Paul Hermelin, Pierre Hessler and Geoff Unwin
From May 23, 2000 To July 24, 2002	"Classic" limited company	Chairman: Serge Kampf Chief Executive: Geoff Unwin (up to December 12, 2001) then Paul Hermelin
From July 24, 2002 To the present day	Limited company with separation of powers of the Chairman and Chief Executive Officer	Chairman: Serge Kampf Chief Executive: Paul Hermelin

This appointment was clearly not enough to stop the rapid deterioration in the Group's results (which had been the catalyst for this change) which continued in 2002 and on into 2003, despite the announcements by the forecasters, governments and the most able economists (announcements made repeatedly and each time proved false) of an imminent economic revival.





Chairman

At this stage we can observe **the parallel** between what had happened ten years earlier after the first Gulf War. It is striking:



15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
%
Years 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03
10.3
10.9
10.1
8.1
5
1.6
2.7

• The global economic crisis that followed the invasion of Kuwait by Saddam Hussein's army (on August 2, 1990) caused the Group's operating income to fall sharply by <u>8 points</u> between 1990 and 1992, collapsing dramatically from a little more than 11 percent to a little less than 3 percent in two years.
• Between 2000 and 2002 (also in a two-year period), this same operating income dropped by the same level of <u>8 points</u>, going from a little more than 10 percent to a little less than 2 percent.

This curve also shows that the recovery has been slow, and even slower in 2003 (+1.1 point) than it had been nine years earlier (+3.4 points between '93 and '94), the explanation for this undoubtedly owing to the fact that it is far more difficult to get a group of 50,000 people back on track than one of 20,000. Especially if, in the meantime, you have largely **rebuilt your management team**. It is worth recalling that, of the 23 managers who formed the leadership team in 1993, 19 had left, most of them through retirement.* And of the 15 who make up the team put in place during the last few months (see page 20 of this Annual Report), 12 were not part of the Group in 1993, and 3 have been with us for less than a year! This shows the scope of the changes that have occurred in our organization and organizational structure since the major crisis we passed through between 1991 and 1993.

If I feel it necessary to put the current position of Capgemini into perspective, it is to remind those who are tempted to "shoot the piano player" that the Group has already been through difficulties of exactly the kind that it is enduring today, that it took time to come out of them (you always climb up more slowly than you slide down), but that **we did come out of them**. And the "piano player" of today, who joined my team in May 1993, had already taken an active part in that first struggle to turn around the business.

And since we are talking about teams, I would also like to take a moment to talk about rugby. There is no doubt that all sports, or nearly all – as long as they are undertaken without illegal aids – offer us lessons in courage, persistence, skill and discipline. There are some that are carried out alone – more and more of them, to tell the truth – where the pleasure is purely personal, as at times is the disappointment at reaching one's limits. Others, however, **can only be played as part of a team**, and the results depend entirely on the way in which this little community is put together and made to work. Among these "collective" sports, rugby is probably the one from which a manager can draw the best lessons. One doesn't like rugby because the ball is oval and its bounce unpredictable, but because it is at the same time a fighting sport

(*) These 19 people will perhaps be pleased to see their names mentioned here:

Karl Heinz Achinger
Jacques Arnould
Michel Berry
Chris van Breugel
Berend Brix
Adolfo Cefis
Tony Fisher
Philippe Gluntz
Vincent Grimond
Michel Jalabert
Eric Lutaud
Tony Robinson
Wolfgang Schönfeld
Anders Skarin
Gennaro de Stasio
Henri Sturtz
Bob Sywolski
Christer Ugander
Geoff Unwin

and a team sport; a sport in which there are unlimited strategic options and in which one is nothing without the 14 others; where teamwork, self sacrifice, complementary skills, physical restraint, as well as relative modesty take precedence over a taste for showing off or the search for individual glory.

If, in fact, there is another sport where I believe in the virtue of team spirit – and where rugby acts as a training ground more often than one might think – it is **the one that consists of leading a business.** Admittedly, certain considerations sometimes lead us to think of this as a solitary occupation. First of all, there is the simple reality that every team needs a captain and that it is the particular task of a good captain to know how to bring out the best of every part of the team. And then it is so much easier to identify the business with a particular person than to try to understand how it really works, so much more agreeable to flatter the boss' ego when the boss himself is tempted by stardom, so much more expedient as well to get rid of him when he is no longer in favor or when the wind changes and one is not able to explain why. But the truth is that **a business cannot be reduced to a one-man band** and it is – like a rugby XV, like a symphony orchestra – something more than a simple meeting of the men and women who make it up.

To the team that Paul Hermelin is in the process of putting together around him, I would happily assign the mission of **bringing pride back to the Capgemini Group**. By that, I mean that it must at the same time:
1) Put the Group back on track and, in order to do that, revive its **taste for growth**, the willingness to do battle, the courage to reduce and to go on reducing all the expenditures which may be useful but are not absolutely essential, an awareness of and respect for priorities, the ambition to achieve and even exceed the profitability objectives that the Board of Directors has set for the year in progress, etc.
2) Work for the promotion and acceptance by everyone of all the **values** that the business has lived by since the 1980s (if needed, see what I wrote last year in the "Chairman's Letter" of the 2002 Annual Report) and if it proves to be necessary – there are perhaps some people for whom respecting seven values is too much to ask – then give priority to those that are the most precious when the wind is not favorable: loyalty and solidarity.
3) Get back **the winning spirit** that, for more than 30 years, had been the driving principle for **Capgemini** and its main subsidiaries, whether this means bidding for large-scale multinational contracts, building strategic alliances with (if necessary) companies larger than our own, taking risks while also granting ourselves the option of beating a retreat if we realized we had lost our way, taking minority shareholdings in competitor companies with no guarantee that these will one day enable us to take control, keeping a firm hand on the steps in a merger so as not to lose our souls or sacrifice our principles... while never forgetting to guard our backs and take effective precautions against potential predators.
4) Have only **satisfied clients** who are willing to speak out in order to help convince other potential clients about the full scope of our capabilities and of our respect for commitments.
5) Become once again a company that people **want to join** – whether for an internship or to build a career – because they know that the atmosphere is good, that they will be made to feel welcome, that racism, sexism, plotting and politics are not our way of life, that there is healthy rivalry, recognition for ability, forgiveness for mistakes (at least the first ones), respect for personal freedom and encouragement for initiative and for an entrepreneurial spirit.

Even if they are spread out across four continents, it is now up to the Group's consultants, engineers and technicians – by the quality of the services they provide to our clients and the quality of the relationships they establish with them – to its salespeople and their permanent contact with the market, to its executives and to its managers, **to play their part in this mission**, and to do so with loyalty and solidarity. For my own part, I will continue to help Paul Hermelin as long as he wishes me to do so, because I can affirm that he has wholeheartedly accepted this difficult mission and that he is determined to carry it through successfully.

Talent, courage, intelligence and willpower are therefore not lacking. Hope persists that the general climate will improve.

What remains to be done is to reinvent the fun.

Grenoble, April 5, 2004
Serge Kampf



Serge Kampf
Chairman



Ernest-Antoine Seillière
Vice-Chairman



Christian Blanc



Yann Delabrière



Jean-René Fourtou



Paul Hermelin



Michel Jalabert



Phil Laskawy



Ruud van Ommeren



Terry Ozan



Bruno Roger

Board Secretary



Philippe Hennequin

NON-VOTING MEMBERS



Pierre Hessler



Geoff Unwin

STATUTORY AUDITORS



Jean-Luc Decornoy



Bernard Rasclé







The doves

Josepha



Paul Hermelin
CHIEF EXECUTIVE OFFICER

2003: a challenging year, but Capgemini is on the move again

For a clear view of the Group at the end of 2003, you really need a pair of bifocals. In the short term, it means examining the results, and that can be very frustrating. Taking the longer view, however, gives a better idea of what has been accomplished – the successful revival of certain key aspects of the organization, the positive effects of energy spent – and then we find that we are more confident, even cheerful.

In many respects I would have liked to celebrate my tenth anniversary with the Group in a happier context. An unfavorable environment unfortunately made that impossible. We're in the third year of a sluggish demand, all of Europe is infected by the negative trends we saw emerging in the U.S. (price pressure, the appearance of new competitors – especially in India), a trans-Atlantic crisis between the U.S. and Western Europe, conflicts in the Middle East with their string of deferred investments.

At the same time, we have reached a new stage in the maturity of our markets and their key players. After the fervor of the 1990s, the highly-touted "new information and communications technologies" have by now asserted their contributions to our clients' progress and productivity. A few important trends are emerging which are gradually shaping tomorrow's IT landscape: new open architectures to accommodate Web services, virtual machine networks, the co-existence of large proprietary or open standards, etc. And all this is happening as consolidation continues, and as the players grow more powerful and more specialized in their respective fields.

A frustrating year? No, I would rather call it a challenging one. Once again we had to report a shrinkage in revenues (-12% at constant rates), and we were unable to stop this decline during the second half of the year. That was the price we had to pay for a business mix too exposed to an economy in recession, with too much weight still being given to strategic – but for the time being not very dynamic – business lines (e.g., consulting and systems integration). The strengthening of our position in the public and healthcare sectors is significant, but still not strong enough. This effort to "re-profile" the Group also accounts for restructuring expenses much higher than we had budgeted at the beginning of the year, the continued reorganization to which we were committed, the down-sizing actions we had already forecast, and it is easy to understand how all of this took its toll on company morale.

The difficulties we encountered in two of our key countries – the U.S. and France – also bear witness to the disruptions resulting from our merger with Ernst & Young Consulting in 2000, and the complex, even confusing, operating model we adopted at the time: the weakening of some Group processes (especially in managing large responsibility projects); overweight structures; a preference for combined units mixing activities as diverse as consulting and IT engineering, etc. – weaknesses and compromises which correct performance measurements for each business line gradually brought to light.

2003, A CHALLENGING YEAR

In a general climate as depressed in 2003 as it had been the year before, we made the firm decision to re-energize the Group with the deployment of LEAP, a program designed to prepare **Cap**gemini to meet future challenges.

Among these challenges were the problems arising from the customary resistance to change inherent in such a program. What we actually had to do was untangle and reorganize the operational units in-depth (which caused a lot of personal upset) in order to provide each discipline with a new dynamic: to defend ourselves better in the marketplace, optimize costs.

A look at the contracts signed in 2003 offers a good illustration of this "two-toned" year. On one hand, we signed contracts amounting to an uncontested record in the history of the Group, because this figure includes the largest contract signed by any service company anywhere in the world in 2003. On the other hand, however, apart from this exceptional win, the results from the rest of our "normal" business were just average, in a particularly flat economic environment.

Yet, despite this rather frustrating performance, a feeling of mobilization, renewed energy and a readiness to do battle seems to have been pervading the Group in the last few months. Everyone realizes that it isn't easy to achieve even a modest improvement in operating income when we're reporting a large decrease in revenue. Reorganizing the Group in-depth while maintaining the pressure on projects underway, energizing everyone while unavoidable painful restructuring programs are going on, call for the strictest attention to the human problems created or intensified as a result of these measures. At a more basic level, staying the course, not listening to the sirens' song, defending and exemplifying the Group values in these troubled times has been, and continues to be, a defining challenge for all of us.

A great deal has been accomplished. The geographic units in the greatest difficulty at the end of 2002 have been reorganized and restructured within the framework of the LEAP program, and the results on record for the second half indicate that they are beginning to stabilize and are showing improved performance. This is the case for Central Europe – Germany, in particular – the United Kingdom and Benelux, but also for Asia-Pacific and even the Nordic countries.

Because the U.S. and France seemed to be doing a little better than the other regions, we deferred the deployment of LEAP initiatives. Now *a fait accompli*, this operation nevertheless highlighted some of the hidden problems which were costly to solve and which weighed on the second-half results.

In order to close the traditional gap between the operational units and corporate management, an executive committee was created made up of eight people: the five leaders of the five large operational units (the Strategic Business Units), the Group Chief Operating Officer, Chief Financial Officer and myself. The role of this executive committee is to drive and run the whole Group with me (and not to defend the interests of each unit to me) so that we can fight together and win.

In 2003, we took decisive steps in two of our four disciplines.

- With regard to Local Professional Services, a reminder that in January 2002, we created a separate organization devoted to this business line which we authorized to take the name Sogeti – the name of the very first Group company ever established. In 2003, this new Sogeti expanded into two new countries, Spain and Sweden, and finished the year with a total workforce of 6,000 and a very satisfying operating margin. The acquisition, on December 31, of Transiciel – a company founded seventeen years ago by a former Group member who shares our proven values – will enable this combined unit of 14,000 people to "think big" in the coming years.

- As part of the strategy the Group has been pursuing for the past two years, outsourcing represents a major development lever. The recent signing of a monumental contract with the U.K. Department of Inland Revenue last December, as noted above, gives credence to the actions already taken in this area, and is hastening the implementation of a large, pan-European unit devoted to outsourcing. Today, including other prestigious references, this activity accounts for 28 percent of Group revenue, and our objective is to see that figure eventually reach a third of our business, with margins equal to those of the highest earners in this industry.

- However genuine these advances, we remain clear-headed about the difficulties encountered in 2003, some of which may continue into 2004. Without entertaining any illusions about a market rebound – which we have been told is coming for the last eighteen months but which still hasn't occurred – we have to get on the growth track again and, at the same time, quickly restore our profit margins. To do that, we must continue to reduce costs; but in a business where salaries account for 70 percent of operating revenue, cost savings have to be very carefully targeted. We must continue to improve the utilization rate of our workforce: although already much improved, it is still possible to do better; our priority is directed outside the Group – i.e., to our clients and markets. We have to keep simplifying our organization and working methods, to lighten the structures in order to speed up decision-making, improve productivity without reducing employment; we have to



Siesta

Joseona

innovate and encourage. In short, we have to "restart the machine". Recently, there have been some small positive signs in consulting, especially in the U.S., and a reawakening among some of the big users of technology (telecom providers, for example), giving rise to the hope that the worst of the crisis is behind us and that the overall climate is more favorable.

In any case, it is in this hopeful frame of mind that the Group will soon be embarking on an international advertising campaign, marking the adoption of a new logo and a return to the "Capgemini" name. Exactly four years after the merger, and in accordance with legal commitments made at the time to use the Ernst & Young name only until 2004, we are relinquishing all references that might cause confusion with Ernst & Young Audit.

Thus it is a new Capgemini – four disciplines and 50,000 members strong – which is mobilizing to serve its clients, and committed this year to **three key objectives**: to revive the appetite of its managers to go out into the field and sell on their own (and not simply record the sales carried out by others); to return to a rhythm of revenue growth which at least equals what we're seeing in our markets; and, finally, to improve Group profitability and in a way that prevents the poor performance of any one country from undermining the beneficial impact of positive performances achieved elsewhere.

"We are all sales reps," was the Group's slogan during the '80s. We have to get back to that. Our clients' demands have changed, their businesses have evolved, sometimes "dramatically" (as the Americans like to say), and we have to listen to them better so that they will hear us better.

Then, maybe next year, Serge Kampf and I – at least I hope this is the case – will have an easier task when it comes time to take stock of 2004, which will probably be as challenging a year as the one we've just been through, but will mark the beginning – and I will do everything in my power to make it so – of a new period of growth for Capgemini.

Paul Hermelin







Pegasus
Josepha



An overview of the **Capgemini** Group

Capgemini is one of the world leaders in management consulting and IT services.

With more than 55,000 people (as of January 1, 2004) from 34 countries on four continents (Europe, North America, and Asia-Pacific), the Capgemini Group reported 2003 revenues of more than €5.75 billion with an average workforce of 49,805.

The 4 Disciplines

For its clients, both local and international, Capgemini proposes a complete range of services organized around four disciplines:

- **Consulting** (transformation/process - page 33)

The mission of Consulting Services is to contribute to the business transformation and economic performance improvement of organizations, based on in-depth knowledge of their industries and processes.

- **Technology** (architecture/systems integration/ infrastructure - page 37)

These services call upon the ability and expertise to design and integrate technological solutions, exploit innovation, and transform the technical environment. They are closely allied with consulting services in such cases where upgrading and transforming IT systems are directly tied to the clients' organizational and strategic priorities.

- **Outsourcing** (IT systems and business process management - page 41)

This activity involves taking charge of all or part of the management of a client's IT resources. Capgemini has developed a range of services which call for expertise in IT systems management, business process management and pricing flexibility to maximize the cost/performance ratio.

- **Local Professional Services** (page 45)

These services - made available in the closest possible proximity to the local technology officers of large organizations - are aimed at supporting the internal capabilities of IT departments by proposing the best experts to exercise their skills in the shortest possible time frames.

* * *

2003 revenue breakdown among these four disciplines is as follows:


8%
21%
30%
41%
Consulting
Technology
Outsourcing
Local Professional Services

An organization around 5 large operational units

In order to make the most of Capgemini's consulting and technology resources, and especially to enable the smaller countries to benefit from the expertise and support of the larger ones, Capgemini is now organized around 5 large Strategic Business Units or SBUs:

- 3 geographical units
  - North America
  - Northern Europe and Asia-Pacific
  - Central and Southern Europe
- a European Outsourcing unit
- a unit devoted to Local Professional Services (Sogeti / Transiciel).

Rightshore™

To take further advantage of Capgemini's consulting and technology resources, the Group has developed the concept of "Rightshoring." What this means is that based on the very diverse needs and requirements of its clients, a combination of delivery methods – on shore, near shore and offshore – may be proposed that will optimize risks, time scales, costs and production. Aimed at improving its project capabilities and outsourcing its IT resources, this "industrial" approach relies on a network of worldwide centers which employ identical tools and methods.

A sector approach

2003 revenue breakdown by sector


20%
20%
15%
29%
16%
Public Services, Healthcare
Manufacturing, Retail, Distribution, Automotive and Life Sciences
Energy, Utilities and Chemicals
Financial Services
Telecom and Media, Other services

Public Sector

With the Public Sector worldwide engaged in extensive reforms – from large international organizations to local administrations – Capgemini is eager to become the preferred transformation partner in this growing market.

As key projects open up in areas such as Defense, Tax and Treasury, Law Enforcement or Local Government, in many countries such as the UK, the U.S., the Netherlands, France, Spain, Germany, Canada, and Australia, among others, the Group is able to bring valuable knowledge and extensive resources to Public Sector clients.

The largest IT deal worldwide in 2003 was signed with the UK Inland Revenue (the ASPIRE project), a striking illustration of the benefits of Capgemini's close collaboration with its Public Sector clients and partners.



Healthcare

Capgemini provides comprehensive Healthcare solutions to a variety of organizations including physicians' groups, academic health centers, rehabilitation facilities, managed care companies, and health-related technology companies.

With over a thousand dedicated healthcare professionals, among them experts in specialized industry-related software systems, the Group is helping its clients deal with some of the core issues facing the sector today: tighter controls on technology investments, changes in medical care brought about by new technologies, the redesign of business processes for greater clinical and financial efficiency, and greater collaboration between payers and providers at an operational level.

Manufacturing, Retail and Distribution

In 2003, the Manufacturing and High Technology industry practice focused on key offerings such as Distributive Applications Development, Business Process Outsourcing (BPO), and Supply Chain initiatives in Mobility, RFID (Radio Frequency Identification) and Sourcing. Major clients included IBM, Philips, Sony, Nokia, General Electric, Lucent Technologies, and Thomson Multimedia. With Hewlett-Packard, Capgemini helped deploy the keyChain™ private marketplace solution for supplier collaboration (see page 24).

In Consumer Products and Retail, the Group worked with key clients such as Carrefour, The Coca-Cola Company, Royal Ahold, Delhaize/Food Lion, South African Breweries, and Tesco, and is working with clients to increase efficiency in their supply chain through the use of RFID technology.

The global Distribution practice is working with 14 of the top 20 global logistics providers, including Deutsche Post World Net, Exel, FedEx, and TPG, as well as other key postal operators such as La Poste in France, and Poste Italiane.

Automotive

In the Automotive industry, the Group serves 13 of the world's 14 largest automotive vehicle manufacturers and many of the largest automotive suppliers. Major clients include General Motors, Nissan, DaimlerChrysler, Ford, BMW, Renault, Mitsubishi, PSA, Honda, Fiat, Visteon, Michelin, Goodyear and Faurecia.

Capgemini's global automotive practice provides business consulting and systems integration services throughout the automotive value chain, including Supply Chain Management, Order-to-Delivery, Customer and Dealer Relationship Management, Aftermarket Solutions, Product Lifecycle Management, Manufacturing and Quality, as well as traditional back-office solutions.

In 2003, Capgemini signed a 10-year, $500 million contract with IBM to provide applications management services to automotive supplier Visteon Corporation as part of Visteon's global alliance relationship with IBM.

Life Sciences

In recent years, the Life Sciences industry (pharmaceuticals, biotechnology, medical devices, and crop sciences) has demonstrated consistently strong performance in terms of revenue and profit growth.

During 2003, however, the sector was impacted by adverse market conditions, including the erosion of reliable revenues from blockbuster products and the increasing influence of generic competition. In response, the industry is focusing heavily on productivity, efficiency and cost reduction initiatives, and moving towards greater consolidation. Capgemini's Global

Life Sciences practice combines dedicated global account teams, supported by a highly experienced industry consulting team, bringing to market innovative sector-specific solutions to help clients improve their competitiveness.

The Group has active working relationships with 17 of the top 20 pharmaceutical companies worldwide, helping its clients, often in long-term collaboration, to rethink and redesign their key strategies and business processes.

Energy, Utilities and Chemicals

Utility companies in Europe and the U.S. are facing similar large-scale challenges. In 2003, severe blackouts called attention to the need for a secure power supply, while the new leap forward in deregulation across Europe, scheduled for July 2004, is keeping the industry extremely busy.

Capgemini has been providing specific solutions to help utility companies meet these delivery and sustainability challenges. It was also a turbulent year for the "big oils," faced with unusually high oil prices due to the Iraq war and the growing need to improve performance to satisfy shareholders. As a result, globalization, standardization, and operational excellence have become top priorities for the industry, and Capgemini has been participating in many of these large scale re-engineering programs.

In 2003, the Group's Energy, Utilities and Chemicals practice provided its expertise to major clients worldwide, among them Total and EDF in France; Statoil, E.ON, Enel in Europe; Hydro One, and TXU in North America; Sepco in China; and Akzo Nobel, BP and Shell worldwide.

Financial Services

Capgemini has established a leadership position in financial services, counting among its clients 35 of the world's largest financial institutions. Key offerings include Wealth Management, Retail Banking and Transaction Services. In 2003, FS's significant global network served four strategic worldwide accounts: AXA, Allianz, ABN AMRO, and ING.

As an example, Capgemini assisted AXA Non Life Japan with a range of consulting and technology services – including the addition of a web-based channel – warranting important changes to systems under very stringent deadlines. A Capgemini team, largely drawn from France and India, deployed a blend of distributed delivery approaches to deliver the business outcomes faster and with high quality. Benefits to AXA include improved customer acquisition via a fully-enabled web-based system, and extension of products at significantly reduced cost.

Telecom, Media and Entertainment*

For over 30 years Telecom, Media and Entertainment (TME) has been helping the telecommunications, media and entertainment industries achieve strategic goals and world-class results. In 2003, the sector delivered leading business and systems solutions in leading-edge fields such as new multimedia services and digital media management, as well as core services such as billing transformation and system consolidation.
Key clients included BSkyB, France Telecom, Nextel, Reach Telecom, TeliaSonera, Telecom Italia Mobile, Time Warner and Vodafone.

* *New name as of January 1, 2004.*


Josepha







First dream

Josepha


Josepha





Woman with balloons

Josepha

KEY FIGURES

LATEST OWNERSHIP STRUCTURE AVAILABLE

as of December 2, 2003[1]

Main French Institutional Investors	Main non-French Institutional Investors	S.KAMPF	Wendel Investment	Others
26%	22%	5.6%	2.4%	44%

↓

CAP GEMINI S.A.

↓

Operational Companies

(1) Based on a shareholder survey carried out for the Extraordinary Shareholders Meeting of December 18, 2003.
(2) As of March 15, 2004.
(3) Including : - capital held by Group managers, particularly through the exercise of stock options, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young consulting businesses.
- shares returned to the Company by former Ernst & Young Consulting partners who became Group employees and who have since left the Group.

DIVIDENDS

Year ended December 31	Distribution (millions of euros)	(in %)	Number of shares at December 31	Dividend per share (in euro)
1999	78	29%	77 945 108	1.00
2000	149	35%	124 305 544	1.20
2001	50	33%	125 244 256	0.40

No share dividend was distributed in 2002, and your Board of Directors proposes that no share dividend will be distributed for 2003.

SHARE PERFORMANCE

from January 1, 2002 to February 27, 2004


in euros
100
50
0
Capgemini
CAC 40 Index
J F M A M J J A S O N D J F M A M J J A S O N D J F
2002
2003
2004

Source: Reuters

KEY FIGURES

REVENUE
in millions of euros


4,310
6,931
8,416
7,047
5,754
1999
2000
2001
2002
2003

BREAKDOWN BY REGION
of 2003 revenues


30% North America
18% United Kingdom and Ireland
6% Nordic
2% Asia-Pacific
13% Benelux
5% Southern Europe
18% France
8% Central Europe

BREAKDOWN BY DISCIPLINE
of 2003 revenues


30% Outsourcing
21% Consulting
8% Local Professional Services (Sogeti/Transiciel)
41% Technology

BREAKDOWN BY INDUSTRY SECTOR
of 2003 revenues


29% Manufacturing, Retail, Distribution, Automotive, and Life Sciences
16% Energy, Utilities and Chemicals
15% Financial Services
20% Telecom and Media, Transportation, Other services*
20% Public Sector, Healthcare

* *Other services were included in Public sector in 2002*

Total Workforce at December 31

(with Transiciel for 2003)



39,626
59,549
57,760
52,683
55,576 *
1999
2000
2001
2002
2003

*Total workforce without Transiciel: 48,304

2003 Workforce at December 31

breakdown by region (including Transiciel)



14%
North America
4%
Asia-Pacific
10%
Southern Europe
33%
France
12%
United Kingdom & Ireland
7%
Nordic
15%
Benelux
5%
Central Europe

Operating Income

in millions of euros



469
703
423
114
155
1999
2000
2001
2002
2003

Net Income

in millions of euros



266
431
152
2002
2003
1999
2000
2001
-197
-514

Net Cash

in millions of euros



508
849
698
465
266 *
1999
2000
2001
2002
2003

* After accounting for debt carried by Transiciel (€188 million)

Shareholders' Equity / Total Assets

in millions of euros



2,638
4,031
4,223
6,745
4,342
6,757
3,534
5,862
3,351
6,031
1999
2000
2001
2002
2003
Shareholders' equity
Total assets

Capgemini Group Management Team
AT APRIL 15, 2004

GENERAL MANAGEMENT



Paul HERMELIN (*)
Chief Executive Officer

Alexandre Haeffner	**Chief Operating Officer**
William Bitan	**Chief Financial Officer**



Serge KAMPF (*)
Chairman

EXECUTIVE COMMITTEE

Paul Hermelin
Alexandre Haeffner
William Bitan
+

		The 4 Disciplines: Consulting	Technology	Outsourcing	Local Professional Services
Chell Smith	North America	●	●	●	
Henk Broeders	Northern Europe and Asia-Pacific	●	●		
Nicolas Dufourcq	Central and Southern Europe	●	●		
Paul Spence	Outsourcing Europe			●	
Georges Cohen / Luc-François Salvador	Sogeti/Transiciel				●

STRATEGY AND DEVELOPMENT COMMITTEE

Paul Hermelin
Alexandre Haeffner
William Bitan
+

Pierre-Yves Cros	Strategy and Communications
Gilles Taldu	Global Delivery
Hubert Giraud	Outsourcing
Salil Parekh	Technology
Björn-Erik Willoch	Consulting
Alain Donzeaud	General Secretary and Human Resources

(*) Member of the Board of Directors of Cap Gemini S.A.



Secret
Josepha





Farmhouse in Provence

Samuel Azuelos, 1998

Outstanding events of 2003

| JANUARY |

Transformation program for Portuguese Postal Service

Faced with an increasingly privatized and competitive environment, the Portuguese National Postal Service (CTT) launched a transformation program known as "Mercúrio." Targeting a wide range of management challenges, the revitalization initiative was CTT's first step toward profitability and included several programs such as cost rationalization through reorganization and process optimization, investment planning, greater client orientation and a stronger marketing focus. Capgemini began collaborating with the CTT in January 2003 on an operations diagnosis, which expanded during the year to include other cost reduction and operational efficiency improvements in strategic sourcing, logistics, finance and human resources. These initiatives position Capgemini as one of CTT's preferred partners for business and transformation consulting in 2004.

Global applications outsourcing for Visteon

Capgemini signed a contract with IBM to provide applications management services to automotive supplier Visteon Corporation as part of Visteon's global alliance relationship with IBM. The 10-year, $500 million contract includes IT support services across mainframe and client-server application platforms. The use of Capgemini's technology delivery centers around the world will help Visteon meet its objectives in an accelerated time frame without compromising superior service. Over the past two years, Capgemini has assisted Visteon with improvements in service levels and increased applications development effectiveness, and this current contract continues that effort.

IT application and services support for Yamanouchi Pharma America

Preparing for the launch of its first drug in the U.S. market, Yamanouchi Pharma America (YPA) needed a strong, globally experienced pharmaceutical partner. They chose Capgemini to help launch an enterprise application portfolio backed by an adaptive technology infrastructure and global customer-focused support organization. Building upon an outsourcing relationship established in 2002, and implementing leading application packages such as SAP, Siebel and Documentum, Capgemini's infrastructure support team expanded capabilities to support YPA's remote sales force and connections with external partners.

| MARCH |

Business Process Outsourcing Center for BlueScope Steel

BlueScope Steel (formerly BHP Steel) is Australia and New Zealand's leading steel company. Under the terms of a collaborative agreement, a Business Process Outsourcing Center was created in Adelaide, Australia, enabling Capgemini to provide business process services to BlueScope Steel on a commercial basis. The project also involved the transition of back-office functions from BlueScope Steel Shared Business Services to the new BPO center. This is the first example in Australia of collaboration with a client to establish a stand-alone BPO facility that can ultimately serve a wide external market. Almost all existing staff of BlueScope Steel's Shared Business Services team have joined Capgemini, making it possible to deliver continuity of service without losing the intellectual capital of the BlueScope Steel team.

| APRIL |

Asset Management improvements for Essent

• A leading electricity and natural gas provider in the Netherlands, Essent was facing the pressures of deregulation, increased competition and tighter price restrictions. The question for the utility became: "how to maintain operational performance at acceptable levels while reducing costs to maintain profitability?" Already a strong technology and consulting partner of Essent, Capgemini was engaged, in 2003, to transform the client's Asset Management processes. This included development of a risk-based KPI control framework, a new Operating Model, along with an improved IT architecture. The full transformation program is expected to achieve cost reductions of €18 million annually over a five-year period.

| MAY |

Transforming customer service for the London Borough of Croydon

• Croydon Council, the local authority for the London Borough of Croydon, signed a long-term contract with Capgemini to update its IT infrastructure and transform its interface with residents, local businesses and other customers. The aims include easier access to Council information and services for customers, and greater efficiency and better communications for employees. The contract also involves running both old and new Council IT systems in Croydon – which is by far the largest London borough – on an outsourcing basis for a period of seven years.

keyChain™ private marketplace reduces costs for HP

• Capgemini was engaged to help Hewlett-Packard deploy the keyChain™ private marketplace solution for supplier collaboration. As prime contractor and project manager during the eight-month project, Capgemini was responsible for deploying and directing the program team, comprised of HP, i2 and Capgemini resources. Capgemini effectively used a two-center distributed delivery approach – in Cupertino, California, and Mumbai, India – to deliver an implementation, performed on schedule and within budget. This approach created a firm foundation for HP to build an adaptive supply chain enterprise, delivering more simplicity, agility, and value for their customers. This project exemplifies the type of offering that the Capgemini and HP partnership provides their clients based on a strong 15-year strategic global alliance.

| JUNE |

Dutch Ministry of Defense undertakes transformation process

• The Dutch Ministry of Defense wants to achieve greater cooperation, synergy and efficiency among the various wings of its armed forces by leveraging IT and the process improvements that IT can provide. In June 2003, the Ministry selected a consortium led by Capgemini to be its strategic partner in a transformation process for integrated operational management and information provision over a minimum eight-year period. These processes are currently run by the autonomous wings of the military services. Starting with the main focus on Finance and Logistics, the Dutch will probably have the first armed forces in the world with an integrated "back office" running on single shared systems.







Village in Provence
Samuel Azuelos, 1998

Financial Services acclaimed for benchmarking studies

The Financial Services sector of Capgemini publishes two yearly "founding studies," in collaboration with key strategic clients. In the area of Wealth Management, every June for the past seven years, in association with Merrill Lynch, the Group has been issuing the "World Wealth Report (WWR)." Regarded as an industry standard, this internationally distributed study reveals how high net-worth individuals and their financial assets perform in today's volatile markets. In 2003, Financial Services also began publishing the "World Retail Banking Report (WRR)" in association with EFMA – the European Financial Management and Marketing Association, a consortium of 800 member banks – and with co-sponsor ING Direct. Both these publications firmly position Capgemini in the forefront of financial services innovation.

| JULY |

Total outsources part of IT operation of Refining-Marketing Branch

• Under the terms of a five-year agreement between Capgemini and the Board of Total's Refining-Marketing division, Total will transfer operation of part of this division's information systems to Capgemini. The activity will be carried out at the Group's SAP skill center in Toulouse, France, the largest center of its kind in Europe. The operation is expected to generate 200 jobs over the next three years – more than half of them directly linked to Total business – and to attract new clients to the Toulouse center.

| SEPTEMBER |

Swedish Rail undertakes major business transformation

• As a result of market deregulation in 2001, Sweden's state-owned rail operating company (SJ AB) was facing major challenges. Enlisting Capgemini's support in 2002, a business plan was developed and a new business model and organization implemented, which would enable SJ AB to adapt to new industry conditions and prepare for future expansion into the European market. In 2003, a three-year contract was signed to administer and develop all critical business systems through a series of Service Level Agreements. This project showcases one of Capgemini's strongest competitive advantages: the ability to deliver real and sustainable transformation in collaboration with the client.

| DECEMBER |

Public Exchange Offer for Transiciel strengthens Sogeti

• An Extraordinary Shareholders Meeting of Capgemini, convened on December 18, 2003, overwhelmingly approved a friendly Public Exchange Offer (OPE) for the majority of the shares in Transiciel. This European IT services and engineering company specializing in R&D outsourcing, has an offering portfolio, business model and culture fully compatible with and complementary to Sogeti's, the Local Professional Services arm of Capgemini. The combined companies have a workforce of 14,000 and projected revenues of more than €1 billion. With this operation, the Group is aiming for a leadership position in a strong, lucrative and recurrent market, whose success has not diminished in 35 years.

Sogeti's Software Control Testing offering exceeds clients' expectations

• Sogeti USA and Sogeti Netherlands have been working in close collaboration to expand Sogeti's footprint in the Software Control Testing (SCT) arena. This offering is designed to help organizations address mounting market pressures to develop high-quality software faster and more cost effectively, while mitigating the risks associated with insufficient software quality. In 2003, Sogeti USA more than doubled its SCT revenues and quadrupled its client base, validating the increasing demand for effective software testing services. Sogeti has successfully delivered SCT services to leading financial, manufacturing, consumer products and health care companies with impressive results.

Successful e-cooperation with Heidelberg Druckmaschinen AG

• Capgemini is supporting Heidelberg AG – the world's leading manufacturer of printing machines – in its entry into e-business, as it works to become an adaptive company that can react quickly to market changes. Heidelberg is benefiting from the relationship in the form of globally coordinated e-projects based on a jointly developed IT strategy and globally standardized business processes and technology platforms. The collaboration also resulted in the transfer of know-how between company divisions, more transparent costs, and more efficient monitoring of expenditures. Today, Heidelberg is a more adaptive organization and has created a solid foundation upon which to build for the future.



Blue facades

Samuel Azuelos, 2000









The fountain

Samuel Azuelos, 1998



Introducing the Collaborative Business Experience

a new level of client/supplier cooperation

In these erratic times of constantly changing markets, when basic business values have taken on a greater importance than ever before, **Capgemini** set out to question its clients – large and small – and listen to what they had to say about their expectations from their consulting and service partners. They were also asked what they considered **Capgemini's** strong points in relation to its competitors.

Quality performance and client relationships

In the eyes of these clients, what differentiates Capgemini is the quality of the work it performs, combined with the quality of the working relationships and the spirit of collaboration that it establishes with the client. This is a unique and precious commodity because it stems from a long-standing value ingrained in the cultural DNA of the Group.

Clients today are much more aware that in just a few months their expectations may change both in terms of the services they want and the benefits they expect. Consequently, the depth of the relationship with the client, as well the nature of the engagement being carried out, have become powerful levers in determining the successful outcome of a project and the client's satisfaction with the results.

A concept, a brand, a mutual commitment

It was in the process of formalizing this research and taking it to the next level – i.e., standardizing the output – that Capgemini created the Collaborative Business Experience, a way of working with clients based on cooperation and exchange.

This agreement defines the client/supplier relationship around four basic points:

- **Targeting the objectives**, together and in advance, that the client wants to achieve. Values, data, metrics, evaluation procedures are decided in tandem.

- **Identifying and evaluating the risks** inherent in the project must be accomplished in advance of the collaboration. Designing action plans for mitigating these risks, involving both client and supplier, are specified in the agreement.

- **Optimizing the capabilities of the client teams** helps stabilize implementation of the solution and maximize its benefits once the project is completed. Methods and types of knowledge and skill transfer between the two parties are designated in the agreement.

- **Aligning the whole client organization and its technological infrastructure around a strategic project** serves to unite and coordinate all employees around a common cause: i.e., a successful outcome.



This partnership agreement is modular in design, with clients signing on to one or more of the four possible commitments, according to their priorities. For Capgemini, the desire to fine tune its client relationships remains, in all cases, a full and total commitment.

Publicizing the Collaborative Business Experience

Capgemini is eager to assert its position and its ambitions in the marketplace; to create the right conditions for promoting its reputation and brand in a manner favorable to the development of its core disciplines; and to invite its clients to enter into the Collaborative Business Experience. These are the goals of an advertising campaign which, from April to December 2004, will display the Capgemini colors all over the world.

The campaign will kick off with a TV spot, to be followed by poster displays, then advertisements in the print media. Capgemini will express its brand positioning through a series of real-life, very special stories, recounting that behind every success lies a "Collaborative Business Experience," the experience of genuine cooperation.

A far cry from the self-promotion of traditional ad campaigns, the first personalities chosen by Capgemini to exemplify this message are more often than not in the shadows – however indispensable they are to the success of the people with whom they have been working for years: Darren Cahill, Andre Agassi's tennis coach, has turned a champion into a universal legend; Tony Visconti, David Bowie's sound engineer and producer, has helped create a mythical musical reference recognized the world over.

Filmed during their relaxed moments – when the intensity of the work gives way to some quiet time; a time when they draw the energy needed to do their jobs effectively – they share with the viewer the essence of these very special relationships.

All this accords very well with the values that drive Capgemini and its teams, with the deepest expectations of its clients, and with the need the Group has to express what it does in just the right way. That's what Capgemini calls the Collaborative Business Experience.



Moroccan folklore

Samuel Azuelos, 2002



The princesses' spirit in the maze of the harem
Lisa Tcham

  

The four disciplines of Capgemini

CONSULTING

INNOVATIVE TOOLS AND TECHNIQUES TO TRANSFORM ORGANIZATIONS

*The mission of **Capgemini's** Consulting Services discipline is to help clients transform their organizations to deliver improved performance. The more than 6,000 talented consulting professionals attached to this discipline are known not only for their intellectual capabilities and experience, but for the special and collaborative way in which they interact with clients.*

Information Technology is a key enabler of these enterprise transformations, and combining the IT strength of Capgemini with world-class consulting skills – ranging from business strategy via process re-engineering to organizational change management – makes the Group a powerful global force in the consulting marketplace.

An Operating Model for Consulting Services

Capgemini's consultants are deployed along five main "axes" which mirror the industries and organizational structures of the clients they serve: three **Process Consulting** practices – namely Customer Relationship Management, Supply Chain Management, and Finance and Employee Transformation – replicate the value chain of any modern organization; a **Transformation Consulting** practice assists top executives in identifying, shaping and delivering major change programs within their organizations; and **Industry Consultants,** with sector specific expertise, contribute specialized know-how in areas such as Automotive, Energy, Financial Services, Public Services, etc.

At the same time, innovative tools and techniques are used to stimulate collaboration with clients. Among the most successful are Accelerated Solutions Environments (ASEs), participatory design events to help business leaders make better, faster decisions.

The Consulting market rebounds

During 2003, the worldwide consulting market remained slanted toward bottom-line improvements (i.e., cost cutting initiatives). Consequently, offerings such as Sourcing/ Procurement and Financial Shared Services enjoyed strong growth. Interest in top-line growth began to resurface near the end of the year worldwide, but especially in North America – a trend which promises a return to growth, notably for CRM services.

But the most significant trend in Consulting Services in 2003 was a renewed appetite for large-scale enterprise transformation programs. At Capgemini, the ultimate transformation success story occurred last December with the huge Transformational Outsourcing win at the UK Inland Revenue (see related article, p. 43). Capgemini's Transformation Consulting Practice spearheaded the sales process and will play an integral role in the multi-year delivery of this massive change, technology and outsourcing program. This engagement not only confirms the role of Consulting within the Group, it also illustrates the maturity and flexibility of the Consulting Services discipline and its ability to "bundle" its services with those of the Technology and Outsourcing disciplines to win and deliver integrated deals to demanding clients – some of whom offer their comments on the following pages.



Consulting: client commentaries

PHILIP MORRIS JAPAN

A NEW BEGINNING

Part of the global Philip Morris International (PMI), Philip Morris Japan (PMJ) is a strong number two in the Japanese tobacco market. Having executed its sales promotion activities through two separate subsidiaries of Japanese trading firms, PMI decided to acquire these two firms, leading to a transformation process in which **Capgemini** has played a major role.

From fragmentation to focus

In 2002, PMI acquired the two sales force organizations previously owned and managed by Japanese trading firms. This would enable significant efficiency gains by rationalizing support systems and cutting out wastage. In addition, the inconsistent operational methods previously used in east and west Japan would be consolidated and improved by introducing best practice methods from other markets.

With this acquisition, PMJ's organization expanded extensively, and it needed strong support for a smooth and fast transition. PMJ management recognized the need for expert consultancy support during this period and decided that Capgemini was the partner they needed. With the help of Capgemini, the company identified significant opportunities to eliminate redundant back office infrastructure and to build new infrastructure and processes that would lead to better sales planning and execution. Jim Mortensen, PMJ's VP for marketing & sales promotion, explains why: "Capgemini had a far more collaborative approach than anyone else, " he tells us. "Their proposals and approach were extremely clear and simple. They pulled no punches in explaining how they believed our business relationship should work. From day one there was real openness in the way we worked together. Nothing 'fell through the cracks' due to lack of clarity about roles."

Transformation on an ambitious scale

To tackle the challenges of this transition, Capgemini, in collaboration with PMJ, established several work streams to cover organization, IT, processes, and customer experience. Work started on these streams in parallel and fast progress was made. Comments Jim Mortensen: "The first big achievement was gaining in-depth knowledge of the two companies PMI acquired. We could not identify or address key issues until we gained insight into culture, process, systems, back office architecture, structure, compensation, and performance metrics of the acquired companies."

With the advice and proposals from Capgemini, PMJ started streamlining its organization and processes to achieve its goal. Masayoshi Fuse, Capgemini's vice president, tells us: "This relationship is all about collaboration in action. We have worked closely with PMJ to apply best practice while simultaneously building a new company. The collaborative approach is definitely the key to success."

Written in collaboration with:

Jim Mortensen
Vice President
Marketing &
Sales Promotion
Philip Morris
Japan K.K.

Masayoshi Fuse
Vice President
Capgemini





STATOIL

THE DRIVE FOR EFFICIENCY

Statoil was founded in 1972 to manage Norway's interests in the rapidly growing North Sea oil industry. As recoverable hydrocarbon reserves have declined, however, the company is actively building up production abroad and targeting operational improvements in Norway itself, where the largest fields are producing less each year. Through an ongoing efficiency program to reduce costs, in which **Capgemini** is involved, Statoil aims to prolong the life of these exceptional assets and keep them profitable.

Making the difference

Statoil knew that major change was needed, and that the key challenge was implementation. As Øivind Reinertsen, senior VP for production, comments: "We had plenty of ideas about how to become more efficient but not enough experience in making it happen. We were seeking a pragmatic, systematic way of prioritizing and implementing these ideas while at the same time maintaining production. "A new way of working was needed, and that is where Capgemini has made a real difference.

Øivind Reinertsen was impressed by the methodology being used in a pilot project and decided to follow the same approach throughout the extensive Tampen oil fields. "Capgemini has a very systematic approach," he says. "The methodology is clear and credible." The management team defines an overall improvement ambition and this is broken down into a series of projects, with clear delivery responsibilities, which are implemented according to agreed rules and measured all the way through. Fragmentation and duplication is driven out of the project in pursuit of company-wide efficiency gains.

Major performance improvements have been achieved but it has not been easy and challenges remain. As Bernhard H. Hilmarsen, the Capgemini account executive says: "This is one of the most tightly regulated industries in the world. There are increasingly rigorous environmental restrictions; health and safety laws are very stringent and so are employment laws. Everything has to be done in the right way."

Looking to the future

To date, significant efficiency gains have been made where it has been comparatively easy to show fast results. The next stages will produce further benefits but will also see the complexity of the project grow dramatically. While a large number of people have been involved so far, in the future the project will affect the entire regional workforce of around 2,000.

While having achieved significant results, the road ahead for the Tampen operations is still challenging. As Øivind Reinertsen puts it: "We still need the outside challenge to drive us forward, to make us think and implement more methodically, to guide us in achieving our business goals."

Written in collaboration with:

Øivind Reinertsen
Senior VP for Production
Statoil

Bernhard H. Hilmarsen
Account Executive
Capgemini



Sugared mosques
Lisa Tcham



TECHNOLOGY
INDUSTRIALIZATION HOLDS THE KEY TO SUCCESS

The past year or so has seen considerable changes in client demand, in best practices and in the economic model for systems integration projects. For companies hoping to play a leading role on the world's stage, the response to these changes can be summed up in one word: industrialization.

With 22,000 people employed worldwide and accounting for more than 40 percent of the Group's revenue, the mission of the Technology Services discipline is to design, develop and implement value-added solutions for its client companies. In 2003, Technology Services set out to overhaul its offerings. Instead of submitting to price pressure, it began to differentiate itself from the competition by putting the accent on creativity, innovation and technical performance; by injecting its technological solutions with more sector content; and by adapting its skills quickly and continuously – all with the aim of becoming a global market leader.

A constant focus on added value

How to offer innovative solutions without incurring undue risk for the client? This is one of the key strategies of the Technology Services discipline. Systems integration, as it is practiced in Capgemini, is open to innovation, is aimed at understanding long- and medium-term technological advances, and at developing a vision for the future of IT. Capgemini can share this vision with its clients, and guide them in making the many choices available in systems architecture, for example, so that their investments bring lasting value.

Not infrequently, innovations can be immediately applicable once they demonstrate measurable benefits to the client and the risks involved have been taken in hand. In 2003, for example, agent technology was used by the discipline at a major German logistics client, which resulted in a doubling of operating income in one of the client's business lines. Innovation – and its implementation – was also a key component of Capgemini's success at the UK Department of Inland Revenue (see page 43).

Industrialization – of production and projects

For nearly two years, Capgemini has given priority to industrializing its production and project management capabilities. Two major advances have made it possible to strengthen this objective. First, is the Group's *Rightshore* distributed delivery methodology (which enables a client to choose the ideal combination of on shore, near shore and offshore delivery options). Technology Services has at its disposal a network of specialized delivery centers, on three continents, using identical methods and with the added advantage of international accreditation. Based on the variable characteristics of each project, Capgemini can "distribute" the work among these different centers to deliver the solution faster, at less cost and with total respect for quality standards.

Likewise, as part of its industrialization objectives, the Technology Services discipline has recourse to more than twenty Advanced Delivery Centers (ADCs) worldwide. Specializing in new technologies, these centers are intended mainly as skill repositories and to encourage the reuse of software components in order to get the work done faster – and therefore at less cost – from one project to the next.



LA MONDIALE

ENSURING A SMOOTH MIGRATION

The tenth largest French life insurance company, with €21 billion in managed funds, La Mondiale Group is a top three player within its three chosen markets: inheritance savings plans, pension schemes for large enterprises, and pensions and savings for self-employed professionals and very small companies.

IT restructuring

La Mondiale's business vision is to build a group of truly European scale, while its strategy is also affected by developments in the French market (notably the creation of a Popular Pension Savings Plan). La Mondiale's IT systems need to be fully aligned with the business strategy and this has led to a four-year restructuring project designed to create a shared services approach across the different lines of business. All major applications (for customer relationships, contract management, risk management, financial management and back office functions) had to be kept fully operational throughout this process.

One of these change projects was to migrate the data and applications for managing pensions products from a Bull Gcos8 to open systems. From April 2001, for risk management purposes, Patrick Peugeot, La Mondiale's CEO, asked for this activity to be started at once, in return for commitments about time and budget from the IS department leadership.

Expert reassurance

"Ten thousand programs, ten million lines of code and an immovable delivery date of August 2004: statistics that demonstrate both the parameters and the high stakes involved in this key project," Vincent Béhague, deputy CIO of La Mondiale, tells us. Capgemini was brought in to give project management support: "I needed specific project leadership skills but, above all, I needed people who had already successfully managed a migration project on this scale before. With them around, I felt reassured...," he concludes. Thus, in addition to serving as deputy project and quality team managers, Capgemini professionals also acted as co-leaders of the various work streams which included specialist sub-contractors working directly for La Mondiale. "This enabled Capgemini to look after our interests while energetically driving the sub-contracts. The IT department could then keep a close watch on the work being carried out on this business critical system, while taking full responsibility for the fundamental technology choices."

A long-term relationship

This level of trust has been built up during a long relationship between La Mondiale and Capgemini that dates back to the 1980s! High-level consultancy, development of many different projects, including management of the Euro project: the strong, added value benefits have been many and numerous. "After all, Capgemini is not an unknown quantity; the effectiveness of this collaboration is based on a strong mutual understanding, enabling us to create good project teams focused on common goals. That's the basic requirement for a shared success" is Vincent Béhague's conclusion.

Written in collaboration with:

Vincent Béhague
Deputy Information Systems Manager
La Mondiale

Régis Durieux
Sales Manager
Capgemini

  

REEBOK

HELPING TO MAKE A FAST COMPANY BECOME STILL FASTER

Reebok is one of the world's great consumer brands: a world leader in sports, fitness and casual footwear, apparel and equipment under the Reebok, Rockport, and Greg Norman brands and footwear under the Ralph Lauren brand. Reebok has over 20 foreign subsidiaries, sells products in over 140 countries and has worldwide contract manufacturing relationships.

Speed and agility

Reebok competes in fast moving, fashion and performance driven markets, where coordination of product design, development, sourcing, supply chain, logistics, inventory management and customer interaction deliver competitive edge. Virtual teaming with manufacturing, supply chain partners and customers around the world requires exceptional agility, so enabling technology infrastructure and business applications are absolutely critical to success. As Reebok CIO Peter Burrows tells us: "We had to build a business process and technology platform on which a group of entrepreneurs can thrive."

Reebok and Capgemini have been "collaborative partners" since the early 1990s in developing and delivering this business process model. In fact, the process model itself is branded – Global One Time (G1T) – and is managed as a corporate asset to define Reebok's mode of operation across all brands and countries. As no suitable software existed when development began, SAP joined the collaboration to build the right sector-specific application. This resulted in "SAP Apparel & Footwear Solution" (AFS), now the industry standard.

Collaboration in action

Peter Burrows says that Reebok is not a "consultant-friendly" company: "Yet we have worked with Capgemini for over 15 years!" he adds. "Our relationship is about quality of people, delivering results and effective collaboration. Capgemini has great listening skills, yet is not afraid to challenge us when necessary. They have true global reach and an adaptive approach. Some of the best things we do each year are not on the plan. We see the opportunity and go for it; so does Capgemini. Above all, we do not have a 'them and us' attitude. We have one team where everyone says 'we'– and means Reebok."

Facing the future

Today, the partnership is implementing the latest software throughout all brands and locations worldwide. In 2003, our joint team has been busy implementing SAP throughout Reebok's European market-facing businesses, creating a single European business operating on a common process and technology platform. Additionally, in early 2004, the North American based SAP AFS initiative was launched focused on Reebok's footwear and apparel business, as well as certain global processes.

Reebok's own extraordinary growth record clearly demonstrates the way that speed, agility and use of virtual ecosystem resources can deliver outstanding competitive advantage. Our joint aim is to strengthen that position still further in the years ahead – targeting value, driving change, optimizing our mutual capabilities – as a team.

Written in collaboration with:

Peter Burrows
Senior VP & CIO
Reebok

John Avallon
VP, Americas Transformation Consulting leader
Capgemini

Jaap Van De Ree
VP, SAP Delivery Manager
Capgemini







The wounds of love
are in the almond trees
Lisa Tcham





OUTSOURCING

STAYING ON COURSE IN AN ACTIVE MARKET

*The Outsourcing Services discipline, which employs nearly 13,500 people worldwide and generates about 30 percent of the Group's total revenue, has become a driver in **Capgemini**'s structural development and a lever for growth.*

Throughout 2003, the Outsourcing Services discipline was able to resist the tough economic pressures experienced everywhere, formidably to defend its top position in Applications Management (AM) in Europe, and to consolidate its key position in outsourcing worldwide. To move forward faster in this very active market, Capgemini also created a European entity devoted to outsourcing.

There were many achievements during the year: the Inland Revenue deal in the U.K. – the largest outsourcing contract signed anywhere in the world in 2003 – for a total of € 4.3 billion, or the agreement with American automobile supplier Visteon for € 470 million. Both these wins went a long way toward strengthening the Group's reputation and ability to compete in outsourcing.

An ideal combination known as Rightshore™

In terms of organization during the year, work was carried out to globalize and standardize production centers, harmonize methods and tools, and revitalize sales and support teams. The strong progression of offshore in Applications Management, along with its "industrialization" objectives, have led Capgemini to create an original service offering known as Distributed Delivery, or *Rightshore*. What this means is that a given customer is proposed the most ideal combination of quality, cost and delivery options, which may include *onshore* (at the client site), *nearshore* (from a Capgemini center close to the client), and *offshore* (a Capgemini center in a distant location). In this way, the client has access to a 24/24h, multi-lingual network.

Business Process Outsourcing as a development strategy

As early as 2002, it was already anticipated that the growing demand for BPO – delegating one or several IT systems-related processes to an outside supplier – would lead Capgemini to develop this offering. Because BPO calls upon the Group's three basic disciplines (Consulting, Technology and Outsourcing), it is considered a critical development "axis." The scope of the processes concerned goes from procurement, finance and accounting, to client relationship management, human resources management and payroll. The Group operates from BPO centers in North America, China, India and Poland, meeting the needs of clients such as HydroOne, International Paper, and Dairy Farm, to name a few.

These trends will continue in 2004 and beyond. Capgemini intends to stay on course without losing sight of its original strategy, which is to be a complete outsourcing partner, providing a full range of services worldwide – Infrastructure Management, Applications Management, or Business Process Outsourcing – to companies large, small and medium-sized.



Outsourcing: client commentaries

FEDEX

RAISING THE BAR ON CUSTOMER SATISFACTION

When FedEx started its express shipping business in 1973, it created not just a new business but a whole new marketplace. Today, FedEx is a $25 billion corporation that manages the flow of goods and the flow of information worldwide. As a market leader in customer satisfaction, FedEx's key goal is to provide a positive, consistent customer experience at any touch point.

Unique business model

FedEx provides the widest range of transportation services, including express, ground, freight and expedited, linking customers to 214 countries in the global marketplace. The acquisition of the Kinko's chain of business service stores will strengthen both retail access and its position in business services. FedEx is driven by a unique, three-part business model: operate independently, compete collectively and manage collaboratively. Each FedEx company has the flexibility to operate independently, focused on distinct customer needs in every market segment. But these independent companies also compete collectively worldwide under the trusted FedEx brand name. By managing collaboratively, FedEx takes full advantage of cross-company synergies.

Collaboration in action

In 2002, Capgemini was asked to help FedEx refocus on the total customer experience. Mike Glenn, executive vice president market development & corporate communications at FedEx, comments: "We needed a process that would leverage the brainpower of our top executive team, encouraging them to think differently, to experience real customer touch points and start effective problem solving." The Capgemini Accelerated Solutions Environment quickly helped top executives focus on the *collective* issues that FedEx faces in the marketplace. In a collaborative work space, FedEx executives were challenged to see the business from the customer's perspective. Over the course of two days – rather than several months – these executives had identified the key issues and designed a course of action.

Working together for future success

These accelerated solutions were then implemented throughout the FedEx organization and, at the end of the first year, the senior executive team came back together for the second FedEx Customer Summit. Their initial work was deepened to include new initiatives and new areas of the business that demanded immediate attention. Capgemini contributed to strategy development by moving beyond a "client-supplier" relationship to become part of a collaborative team. As Bill Margaritis, corporate vice president of worldwide communications, says: "Capgemini has an uncanny ability to understand our business, grasping key issues about the market, culture and competition. To be key advisers, consultants have to be proactive: an extension of our own team. Capgemini has done just that."

Bill Read, account vice president at Capgemini, says that, "We acted as catalysts for change, but the driving force for development could only come from within. Our work with FedEx in customer service, international strategy development, information technology transformation and supply chain services is successful because of our collaborative approach."

Written in collaboration with:

Mike Glenn
Executive Vice President Market Development & Corporate Communications
FedEx

Bill Margaritis
Corporate Vice President Worldwide Communications
FedEx

Bill Read
Account Vice President
Capgemini



INLAND REVENUE

ASPIRING TO MEET EXTERNAL CHALLENGES

The UK's Inland Revenue service gathers £230 billion in taxes and processes approximately nine million tax returns annually. The service has direct links to the 30 million people employed in the UK. In tendering the renewal of its IT contract, a key aim was the transformation of its operations to meet three significant external challenges: modernizing government, welfare reform and eGovernment.

The Inland Revenue's ASPIRE (Acquiring Strategic Partners for the Inland REvenue) procurement was about finding a technology and business partner to work in transforming the delivery of its services. Worth at least £3 billion (€4.3 billion), the contract – the biggest in IT history – is for an initial ten years, with the possibility of an eight-year extension. Capgemini will be the prime contractor and its key partners, Fujitsu Services and British Telecom, have been involved from the beginning.

Transformation and Innovation

John Yard, chief information officer of the Inland Revenue, explains, "We not only wanted efficiency, we wanted a transformation of the way that government business is performed. That involves making much more use of information technology and being much more organized and innovative in the way that data is gathered for the benefit of individuals."

The selection criteria included the potential for strategic partnership, the ability to deliver the Inland Revenue's service requirements, the ability to innovate and deliver technology-enabled change and the ability to manage the transition from the incumbent. After a lengthy bid process the Inland Revenue announced Capgemini as its new technology partner on December 11, 2003.

Ecosystem makes the difference

Our ecosystem concept and our collaborative ability proved decisive. Regarding the ecosystem, Martin Cook, who led the bid, says, "Their new partner had to have a real understanding of how to make the partnership work and how to capitalize on this to facilitate innovation. They also had to be highly effective at acting as a window on the technology world, giving the client early access to the best of new technology." John Yard concurs: "What we do is so difficult in terms of IT delivery that you have to get the best you can from wherever you can get it. Your theme of collaboration with clients really resonates with me."

Scope and potential

The scope of the ASPIRE contract includes delivering and developing IT/IS and voice services, change services and business services related to IT/IS and voice services. These will support the Inland Revenue's present and anticipated business, including the development of e-business. The contract is sufficiently flexible to accommodate future needs. Some 2,200 employees will join Capgemini from the outgoing incumbents.

Beyond its value, scope and growth potential, winning ASPIRE places Capgemini firmly in the first rank of IT companies and at the heart of the UK Government's transformation program for the next ten years.

Written in collaboration with:

John Yard
Chief Information Officer
Inland Revenue

Martin Cook
CEO ASPIRE
Capgemini







LOCAL PROFESSIONAL SERVICES
BIRTH OF A GLOBAL AMBITION

*At the end of 2003, Sogeti / Transiciel, the **Capgemini** discipline specializing in local professional services, employed 14,000 people and reported revenues of €1.1 billion - making it the European leader in this industry segment, which accounts for 20 percent of the global IT services market.*

A robust economic model

2003 was a year of surprises for Sogeti. An economic revival was anticipated but didn't occur, except in the U.S., although even there it was far from consistent. Some markets like the Netherlands and Sweden were in recession, while others – France in particular – were experiencing very strong price pressure.

Hardened by the very difficult market conditions of 2002, the Sogeti people knew how to deal with these persistently adverse circumstances. As a result, all their forecasts at the beginning of 2003 came to pass. Margins were protected in stable markets as well as those in recession. The Sogeti unit in France increased its business significantly enough to warrant the recruitment of several hundred people. In the U.S., Sogeti took advantage of the rebound at the end of the first quarter of 2003, and was able to grow its business and increase profitability.

The acquisition of Transiciel

Throughout the year, serious efforts were being made to pave the way for – and ultimately to carry out – the acquisition of Transiciel. The shared values, common business culture, similar market development vision, way of working and range of offerings of the two companies enabled them to conduct this transaction quickly and intelligently, with the result that Capgemini has doubled the size of its local professional services operations.

The new, combined entity is now organized around three major business lines: management systems IT (which includes local time and material technical assistance contracts, testing and small projects); systems and network engineering and administration (operations support, operations management under service level agreements, systems management consulting, infrastructure security); and, finally, high-tech consulting (technical and scientific IT for Research & Development, real-time IT, etc.).

A year of integration and synergy ahead

Part of 2004 will be spent integrating Transiciel. This means building a go-to-market strategy, qualifying and consolidating joint offerings, developing installations outside of France and aligning structural costs. In more general terms, integration will be handled in a spirit of two separate entities with communal ambitions, and with the sole objective of providing the best services to clients.

With a presence in ten countries, Sogeti / Transiciel has a strong growth dynamic upon which it can rely. But it also has the power of the Capgemini Group behind it, where interaction among the various disciplines has already resulted in some exciting joint projects (among them Exxon, Total, and others).





Local Professional Services: client commentaries

CONSTELLATION ENERGY GROUP

BUILDING FOR THE FUTURE

Founded in 1816 and based in Baltimore, Maryland, Constellation Energy Group is a well-established and diversified electricity generator, natural gas supplier, trading and wholesale supplier of energy products and services. Its regulated utility, the Baltimore Gas and Electric Company, meets the energy needs of more than 1.2 million electric customers and over 610,000 natural gas users in central Maryland. Constellation Energy is sole or part-operator of over 100 power generation plants throughout the United States. It supplies energy to more than half the Fortune 100 companies and ranks among the leading energy trading companies.

Convergence and growth

Rapid growth in its business offerings led to a fragmented technology infrastructure. Constellation targeted major efficiency gains in all aspects of infrastructure management, including corporate IT, and appointed Beth Perlman, the first chief information officer in its history, to initiate this process. Perlman recognized the scope of the challenge: "Our business units were accustomed to making independent decisions about IT management," she says. "As a result, we had no common platform, applications or core company IT processes."

Constellation's new IT organization started its step-by-step development plan by building a common operating platform, consolidating applications and creating an enterprise portal for user access. The scale and speed of the work challenged everyone involved. The first task was to create a single IT management team for the entire corporation, with users and IT specialists coming together to work on projects within a standards-based IT environment.

A key relationship

Cutting down on complexity extended beyond the internal IT function. The number of external suppliers and partners has been reduced and those remaining were asked to take on additional responsibilities. "We need to move fast and cannot do it all with our own resources," says Perlman. "Our key suppliers had to become more proactive. That means showing real commitment to the client's well being, developing a deep understanding of the business, bringing forward value-based, achievable new ideas, and working as part of Constellation's team to make change happen."

Sogeti/Transiciel is now a preferred IT partner to Constellation and works in close collaboration with the IT Department to design and deliver innovative, yet practical, solutions to help the corporation achieve its goals. "The Sogeti/Transiciel team works hard every day to deliver value to Beth and her team," says Tere Geckle, Sogeti/Transiciel account executive. "To do this job effectively, we have to earn the client's trust by demonstrating that we can help IT achieve strategic business objectives, and are 100 percent dedicated to a successful outcome. This commitment to excellent client service has enabled us to build a strong and thriving relationship with Constellation."

The last word on what makes this relationship work comes from Beth Perlman: "We look for a win-win situation," she says. "I drive my own agenda, but I also need to see things through our partners' eyes. The whole idea is for us all to be successful."

Written in collaboration with:

Beth Perlman
Chief Information Officer
Constellation Energy

Tere Geckle
Account Executive
Sogeti/Transiciel





FINDUS

A NEW BEGINNING

Based in southern Sweden, Findus has been market leader for frozen foods in the Nordic countries and other parts of Europe for fifty years. From 1962, Findus was part of Nestlé, the world's largest food company, but became independent in 2000. Since then, the new management team has focused on strengthening the brand, developing new products and building a complete set of core business processes, together with the IT infrastructure to support them.

A complex challenge

As part of Nestlé, Findus did not exist as a separate entity because production, sales and administration were integrated with the local business units. To create the new Findus meant separating people and assets, then building a support infrastructure from the ground up. For IT and administrative processes, short-term agreements were negotiated with Nestlé to use some of their resources, but only for a limited, transition period.

The inherited information systems landscape was extremely complex because services were supplied on a national basis from Nestlé subsidiaries that did not have common systems or processes themselves. Comments IT Director, Jerker Andersson: "Our aim was to become one company, with efficient, common processes throughout the business. We had to move to a streamlined, more rational structure." Under the auspices of the "Finesse" change program, the aim was to build a standards-based IT platform, with shared services centers for development and management. The scope of the work involved was considerable – and it had to be done fast. That's where Sogeti/Transiciel came into the picture.

A key relationship

As Jerker Andersson explains: "The former Swedish regional branch suddenly became the international headquarters for the new Findus. The IT unit was never designed to drive change management on this scale. We needed help." They found it at the local Sogeti/Transiciel branch in Findus' home city of Helsingborg. Sogeti/Transiciel became a key IT change partner virtually on day one, providing expertise, knowledge and resources throughout the process to date – and this has extended far beyond provision of staff and materials.

Comments Harry Högdèn, Branch Manager at Sogeti/Transiciel Sweden: "We have enabled all aspects of IT change, which to date involved building consistent processes around key applications. We now manage IT services for Findus directly; we have also brought in specialists from Capgemini as well."

A look to the future

Findus and Sogeti/Transiciel people working together have now created a basic template for implementing common processes across Europe. The next step is to roll these out, country by country. As Jerker Andersson says: "We are building a new company from scratch. Sogeti/Transiciel is a key partner because they are the single point of contact for the know-how and experience that we need."

Written in collaboration with:

Jerker Andersson
IT Director
Findus AB

Harry Högdèn
Branch Manager
Sogeti/Transiciel









Lila the favorite

Lisa Tcham





A COMPANY THAT LIVES ITS VALUES

*The **Capgemini** Group is a diverse community of people playing an integral part in societies around the world. A key component of the company's corporate mission is to be considered as a respected and welcome member of the community, while providing a positive environment in which its own people can develop and feel at home. To attain this goal, the Group is focusing on three priorities: its people; its clients and the overall environment.*

The seven values of **Capgemini**

- HONESTY
- BOLDNESS
- TRUST
- FREEDOM
- SOLIDARITY
- MODESTY
- FUN

Capgemini people and values

As a service company, Capgemini's business is its people. From its earliest years, these people have shared a set of values that are put into practice and lived on a daily basis, thus becoming an integral part of the Group's corporate culture.

At Capgemini, the role of the employee within the company and the community is the mission of a corporate function known as "People Relationship Management," whose priorities include: employment rights and conditions, career development, and training – based on a variety of channels, from Capgemini's new University (see page 52) to online and local courses. In 2003, the Group delivered about 3.91 training days per employee, while 2,285 people earned high-level certification to internationally recognized standards.

  

Capgemini and its clients

• OTACE

Client satisfaction is a key priority and Capgemini measures all engagements according to a yardstick called OTACE: On Time and Above Client Expectations. On this basis, Capgemini is one of the highest performing companies in its industry.

• SUSTAINABLE DEVELOPMENT SERVICES

To underscore its respect for environmentally responsible and CSR (Corporate Social Responsibility) business practices, Capgemini now actively promotes and offers sustainability services to its clients (through its "Becoming Sustainable" offering). Increasing numbers of clients have worked with the Group over the past year to achieve measurable improvements in their environmental performance. They include:

BP Marine, which worked with Capgemini to promote shipping emissions trading to support the improvement of European air quality;

Société Générale, a leading French bank, which is currently focusing on how sustainable development can improve environmental and business performance;

And with a world leader in construction materials, Capgemini is developing a program for training most of the client company's managers in sustainable development techniques.

Corporate Citizenship

• WORKING WITH PARTNERS

Capgemini places fairness and respect for law at the heart of its supplier relationships. The company also gives priority in certain areas to smaller-scale, locally-based suppliers to improve the Group's economic contribution to the communities in which it works.

• ENVIRONMENTAL RESPONSIBILITY

Capgemini is systematically reducing the environmental impact of its activities, with the aim of extending best practice as widely as possible in the years ahead.

• COMMUNITY RESPONSIBILITY

Capgemini encourages employees to give their own time, energy and creativity to the communities in which they live. To date, Group companies in the U.K. and U.S. have scored highest in money-raising and charitable donations and activities that include voluntary work with children and the homeless.

Sustainable development is a wide-ranging concept that may mean everything from being a responsible member of the local community to taking an active role in reducing the negative impact of industrial conditions on the environment. All of these positive outcomes derive from the same, value-based attitudes. They grow out of a deep sense of responsibility and respect – for employees, clients and society – combined with a determination to help reinvest in the future.









Blue of the lagoons

Lisa Tcham



Capgemini University

Today's enterprises find their success or failure in the value they place on their most precious resource – the quality of their people. The development of this priceless asset is the gage of a company's competitiveness and at the heart of its capacity to grow and develop. So it is no surprise that wherever individuals express the desire to learn, create and innovate, the enterprise they belong to becomes stronger and more productive.

When Les Fontaines opened its doors at the beginning of 2003, Capgemini University took proud possession of its new facilities. Despite a slow start, brought on by difficult economic conditions and further aggravated by restrictions on travel within the Group, the University soon found its stride. Enrollment is now increasing rapidly, with the greatest interest shown for the Consulting and Technology discipline programs. More than 8,200 participants were reached via the University's virtual and physical platforms, in addition to the local learning programs supported by each region. A shift to align all programs with the core business disciplines (Consulting, Technology, Outsourcing, along with Business Development), and complementing the general leadership development curriculum, is paying dividends in improved skill levels, new competitive capabilities, and the retention of talent.

Apart from its teaching mission, the "Group's Home" (as Les Fontaines is often called), also played host to meetings and work sessions of Capgemini managers, project teams,





Les Fontaines: training and innovation

The philosophy of Les Fontaines is to create professional communities within the Group between experts from the same disciplines or specialties. These communities of exchange are a source of cohesion, strength and a sense of belonging, and of solving problems innovatively – designing best practices, for example. Specifically, this is achieved through:

- **combining skills** – i.e., selecting the best adapted training practices and models, along with the most talented, competent experts in response to a particular pedagogical need;
- **use of proprietary methodologies** to create environments that support collaboration and the exchange of ideas. Through interactive forums – on site and online – communities are open to everyone who visits the center or participates in one of its programs. Les Fontaines also publishes a community e-zine, *Focus*, a public network for all those interested in the thoughtful exchange of ideas on culture, leadership, skill development, etc.;
- **available facilities** which, at Les Fontaines, combine large, comfortable venues for big groups, with very modular spaces for teams and meetings of all sizes, and all equipped with unparalleled technological platforms (mobility, WiFi, multimedia, and more).

international specialists and other employees brought together to participate in a number of strategic events (launch of a transformation program, mobilization projects, etc.) that enlivened the calendar all year long.

Les Fontaines also proved to be a unique and privileged destination for global companies to gather, inform, develop and mobilize their people. Highly diverse in nature, these events included management seminars, working groups, annual business conferences, new product or service launches, and strategy sessions, most often organized in collaboration with members of Capgemini.

In its capacity as a learning forum, Capgemini University actively participated in the International Summit for Learning Leaders, co-sponsored by Corporate University Xchange, *The Financial Times*, and IBM. This highly successful event gathered more than 80 human resources and training specialists from more than 50 companies in a dozen countries to exchange ideas and HR development perspectives.

The interest that clients have been expressing in Les Fontaines derives from the strength and dynamics of an extraordinarily unique space and an exceptional learning experience. Thus, the center has already fulfilled its mission: to build on the collaboration between the Group and its clients in the conquest of their markets.

For more information:
www.les-fontaines.com



MAIN POINTS OF CONTACT

Capgemini – Corporate Headquarters

Place de l'Etoile - 11 Rue de Tilsitt - 75017 Paris - France
Telephone: 33 (0) 1 47 54 50 00 - Fax: 33 (0) 1 47 54 50 86
www.capgemini.com

Regional Management

NORTH AMERICA
- New York (Times Square) 1 (917) 934 80 00

U.K./IRELAND
- Woking 44 (1483) 764 764

NORDIC COUNTRIES
- Stockholm (Bromma) 46 (8) 53 68 50 00

BENELUX
- Utrecht 31 (30) 689 00 00

CENTRAL EUROPE
- Berlin 49 (30) 88 703 0

FRANCE
- Paris 33 (0)1 49 67 30 00

ITALY
- Rome 39 (06) 231 901

SPAIN/PORTUGAL
- Madrid 34 (91) 657 70 00

ASIA-PACIFIC
- Sydney 61 (2) 92 93 40 00

SOGETI/TRANSICIEL
- Brussels 32 (2) 639 08 30

Sector Management

AUTOMOTIVE
- Detroit (Michigan) 1 (313) 628 75 40

ENERGY, UTILITIES & CHEMICALS
- Paris 33 (0)1 49 67 30 00
- Houston (Texas) 1 (281) 220 50 00

FINANCIAL SERVICES
- Paris 33 (0)1 49 67 30 00

HEALTHCARE
- New York 1 (917) 934 80 00

LIFE SCIENCES
- Woking (U.K.) 44 (870) 366 08 96

MANUFACTURING, RETAIL & DISTRIBUTION
- Utrecht 31 (30) 689 60 76

PUBLIC SERVICES
- Paris 33 (0)1 49 67 30 00

TELECOM, MEDIA & ENTERTAINMENT
- Paris 33 (0)1 49 00 40 00

Capgemini University

LES FONTAINES

Route de Chantilly
60270 Gouvieux 33 (0)3 44 62 91 00

FRANCE (33)

(Note: if dialing these numbers within France, add a 0 before the first digit)

PARIS

- General Management 1 49 67 30 00
- Consulting 1 49 67 30 00
- Finance 1 49 67 30 00
- Outsourcing 1 41 26 51 00
- Public Services 1 49 67 30 00
- Technology Services 1 49 01 80 00
- Telecom 1 49 00 40 00
- Tertiaire 1 49 01 70 00

BAYONNE

- Industry 5 59 25 34 00

BORDEAUX

- South-West 5 56 46 70 00

BREST

- West 2 98 30 46 30

CAEN

- West 2 31 46 81 90

CLERMONT-FERRAND

- South-East 4 73 28 23 81
- Outsourcing 4 73 28 23 81

GRENOBLE

- South-East 4 76 52 62 00

LE MANS

- West 2 43 57 45 00

LILLE

- North-East 3 28 36 31 31

LYON

- South-East 4 72 75 48 60

MARSEILLE

- South-East 4 91 16 57 00

MONTPELLIER

- South-East 4 67 20 92 92
- Banking Systems 4 67 20 64 90

MULHOUSE

- North-East 3 89 36 33 66

NANCY

- North-East 3 83 95 85 85

NANTES

- West 2 51 17 35 00
- West (Training Center) 2 51 17 35 01

NICE

- South-East 4 93 72 43 72

NIORT

- West 5 49 06 84 30

ORLÉANS

- West 2 38 24 01 01

PAU

- South-West 5 59 84 12 23

RENNES

- West 2 99 12 55 00
- Telecom 2 99 27 45 45

ROUEN

- West 2 35 12 20 20

STRASBOURG

- North-East 3 90 22 86 10

TOULOUSE

- South-West 5 61 31 52 00

TOURS

- West 2 47 60 67 60

EUROPE (OUTSIDE FRANCE)

AUSTRIA (43)

- Vienna (0) 1 211 63 0

BELGIUM (32)

- Diegem (2) 708 11 11
- Hornu 65 71 52 11
- Wavre 10 23 66 11

CZECH REPUBLIC (420)

- Prague (0) 224 505 277

DENMARK (45)

- Copenhagen (Gentofte) 70 11 22 00
- Aarhus (Viby) 87 38 70 00

FINLAND (358)

- Espoo
- Helsinki (Outsourcing Services)
- Tampere
- Turku

→ (9) 452 651

GERMANY (49)

- Berlin (30) 88 703 0
- Cologne (221) 91 26 44 0
- Dresden (351) 4 84 02 24 11
- Düsseldorf (211) 470 68 0
- Essen (201) 8126 0
- Frankfurt/Sulzbach (6196) 9 99 0
- Hamburg (40) 2 53 18 0
- Hanover (511) 67 82 700
- Munich/Dornarch (89) 94 00 0
- Rüsselsheim (6142) 60 34 0
- Stuttgart (711) 5 05 05 0
- Walldorf (6227) 73 390 0

HUNGARY (36)

- Budapest (23) 506 800

IRELAND (353)

- Dublin 1 639 0100

ITALY (39)

- La Spezia (0187) 98 451
- Milan (02) 4226 1
- Naples (081) 606 89 11
- Rome (06) 23 19 01
- Syracuse (0931) 79 65 11
- Turin (011) 65 38 11

LATVIA (371)

- Riga (7) 50 32 50

LUXEMBOURG (352)

- Luxembourg 440 49 81

THE NETHERLANDS (31)

- Utrecht (30) 689 00 00

NORWAY (47)

- Oslo
- Bergen
- Stavanger
- Trondheim
- Fredrikstad
- Andalsnes

→ 24 12 80 00

POLAND (48)

- Warsaw (22) 850 92 00

PORTUGAL (351)

- Lisbon (21) 412 22 00

SLOVAKIA (421)

- Bratislava (2) 444 556 78

SPAIN (34)

- Barcelona (93) 495 86 00
- Madrid (91) 657 70 00
- Valencia (96) 104 18 50

SWEDEN (46)

- Fagersta (8) 53 68 50 00
- Göteborg (8) 53 68 50 00
- Kalmar (480) 49 66 60
- Karlshamn (454) 32 59 50
- Karlskrona (455) 568 50
- Linköping (8) 53 68 50 00
- Luleå (920) 24 26 00
- Malmö (8) 53 68 50 00
- Örebro (8) 53 68 50 00
- Stockholm (Bromma) (8) 53 68 50 00
- Sundsvall (8) 53 68 50 00
- Växjö (470) 74 79 60

SWITZERLAND (41)

- Basel (0) 61 692 08 42
- Lausanne (0) 21 620 71 00
- Zürich (0) 1 560 24 00

UNITED KINGDOM (44)

- Birmingham (Aston) (121) 333 3536
- Bristol (Aztec) (1454) 626 626
- Bristol (Toltec) (1454) 612 211
- Edinburgh (131) 339 9339
- Glasgow (141) 331 0414
- Inverness (1463) 2384 34
- London (Docklands) (207) 987 9990
- London (South Bank) (207) 735 0800
- London (Wardour Street) (207) 734 5700
- Manchester (Sale) (161) 969 3611
- Rotherham (1709) 710 071
- Swansea (1792) 792 777
- Teeside (Wynyard Park) (1740) 645 500
- Woking (1483) 764 764

NORTH AMERICA

CANADA (1)

Calgary	(403) 355 3700
Mississauga	(905) 803 3750
Montreal	(514) 395 5800
Montreal (Productivity Center)	(514) 989 4100
Ottawa	(613) 598 7474
Toronto	(416) 365 4400
Vancouver	(604) 678 4400

UNITED STATES (1)

• Atlanta (Georgia)	(404) 541 7100
• Bellevue (Washington)	(425) 818 3300
• Cambridge (Massachusetts)	(617) 768 5400
• Charlotte (North Carolina)	(704) 805 7800
• Chicago (Illinois) - Sears Tower	(312) 879 6700
• Chicago (Illinois) - River Center	(312) 928 1400
• Clark (New Jersey)	(732) 669 6000
• Clayton (Missouri)	(314) 290 8000
• Cleveland (Ohio)	(216) 583 3300
• Covington (Kentucky)	(859) 655 1500
• Cupertino (California)	(408) 861 1800
• Detroit (Michigan)	(313) 628 7540
• El Segundo (California)	(310) 727 8400
• Englewood (Colorado)	(720) 568 4200
• Freehold (New Jersey)	(732) 358 8900
• Houston (Texas)	(281) 220 5000
• Irvine (California)	(949) 440 3500
• Leawood (Kansas)	(913) 319 8000
• Los Angeles (California)	(213) 240 7000
• Lyndhurst (New Jersey)	(917) 934 8000
• Minneapolis (Minnesota)	(612) 492 2700
• Minnetonka (Minnesota)	(952) 908 3600
• New York (New York) - Times Square	(917) 934 8000
• New York (New York) - Seventh Ave	(212) 314 8200
• Philadelphia (Pennsylvania)	(215) 448 3800
• Phoenix (Arizona)	(602) 452 5900
• Pittsburgh (Pennsylvania)	(412) 227 1100
• Rosemont (Illinois)	(312) 395 8000
• San Francisco (California)	(415) 951 3200
• Tampa (Florida)	(813) 225 4747
• Vienna (Virginia)	(572) 382 6000
• Westlake Village (California)	(818) 575 3500

MEXICO (52)

• Mexico City	55 8503 2400

ASIA-PACIFIC

AUSTRALIA (61)

• Adelaide	(8) 8113 8000
• Canberra	(2) 6230 1790
• Melbourne	(3) 9613 3000
• Sydney	(2) 9293 4000

CHINA

• Hong Kong	852 2299 1688
• Guangzhou	86 (20) 8364 7371
• Shanghai	86 (21) 6841 9696

INDIA (91)

• Mumbai	(22) 2518 7000

JAPAN (81)

• Tokyo	(3) 3279 9210

SINGAPORE (65)

• Singapore	6484 3188

TAIWAN (886)

• Taipei	(2) 8780 0909

Sogeti - Transiciel

6 Rue Duret - 75016 Paris - France
Telephone: 33 (0) 1 58 44 55 66 - Fax: 33 (0) 1 58 44 58 10

Rue de Praetere, 14 - B-1050 Brussels - Belgium
Telephone: (32) 2 639 08 30 - Fax: (32) 2 639 08 39
www.sogeti-transiciel.com

BELGIUM (32)

Antwerp (Gitek nv)	(3) 231 12 90
Brussels (Sogeti S.A.)	(2) 639 08 30
Brussels	(2) 543 05 20
Zaventem (Twinsoft nv)	(2) 716 52 80

FRANCE (33)
(when dialing in France, add a 0 before the first digit)

Belfort	3 84 55 44 00
Biot-Sophia Antipolis	4 93 95 62 62
Blagnac	5 61 30 60 00
Bouguenais	2 40 32 42 00
Boulogne (Retec)	1 41 22 41 22
Bordeaux	5 57 92 70 50
Carry Le Rouet	4 42 13 26 00
Lille	3 28 32 31 00
Lille	3 20 15 83 95
Lyon	4 37 24 79 50
Marseille	4 91 16 57 11
Mérignac	5 56 12 72 20
Nantes	2 51 84 95 02
Paris	1 58 44 55 66
Rennes	2 23 35 40 10
Rennes	2 23 45 59 00
Rouen	2 32 76 41 80
Saint Cloud	1 41 12 13 50
Strasbourg	3 90 29 77 40
Strasbourg	3 88 65 73 80
Toulouse	5 34 36 86 00
Toulouse	5 34 50 22 00
Vandoeuvre les Nancy	3 83 15 22 26
Vernon	2 32 51 20 60
Villeurbanne	4 72 44 46 90

GERMANY (49)

Düsseldorf	(211) 522 85 0

LUXEMBOURG (352)

Bertrange	(31) 44 01

THE NETHERLANDS (31)

Vianen	(20) 660 66 00
Nieuwegein	(30) 600 86 00

POLAND (48)

Warsaw	(22) 654 39 12

SPAIN (34)

Barcelona	(93) 253 01 88
Bilbao	(94) 423 56 21
Madrid	(91) 349 34 83
Madrid	(91) 308 44 33
Valencia	(96) 346 85 60

SWEDEN (46)

Bromma	(8) 53 68 2000

SWITZERLAND (41)

Geneva (Petit-Lancy)	(22) 879 16 50

UNITED-STATES (1)

Baltimore (Maryland)	(410) 5815022
Dayton (Ohio)	(937) 433 3334
Chicago (Illinois)	(708) 531 1300
Cincinnati (Ohio)	(513) 563 6622
Cleveland (Ohio)	(216) 654 2230
Columbus (Ohio)	(614) 898 3044
Dallas (Texas)	(972) 776 5600
Denver (Colorado)	(303) 256 6551
Des Moines (Iowa)	(515) 282 4802
Detroit (Michigan)	(248) 702 1900
Houston (Texas)	(713) 571 7823
Indianapolis (Indiana)	(317) 810 2004
Irvine (California)	(714) 371 4247
Kansas City (Missouri)	(913) 451 9600
Minneapolis (Minnesota)	(612) 243 4545
New York (New York)	(212) 328 7800
Omaha (Nebraska)	(402) 492 8877
Portland (Oregon)	(503) 295 1909
Seattle (Washington)	(206) 624 4600
Saint Louis (Missouri)	(314) 898 1180
Washington DC	(703) 734 1511



Two sisters
Josepha

A publication of Capgemini
Text: Corporate Communications

Cover:
Lisa Tcham: "Soul of the warriors"

Design & Layout: Les Éditions Stratégiques
Production: Gutenberg online
Printed in France

Captured in spontaneous poses, Josepha's women live, move and breathe, brimming over with grace and fantasy, their intimate moments of tender, serene complicity fixed on canvas. Mothers or vamps, alone or together in lively conversation, these women express all the attitudes of full-blooded femininity in vibrant, life-like colors.

Samuel Azuelos

"Life is unimaginable without creation," says Samuel Azuelos, expressing a youthful passion that has never left him. From his admiration for Delacroix — his master in some sense — but also for the Impressionists and Cubists, he has retained a taste for dazzling light and solid construction. Azuelos is a lover of the Orient and its colors, from which he seizes the slightest nuance to reveal the spirituality of a light that immortalizes the places where his mystical vision leads him.

Lisa Tcham

Another artist passionate about the Orient and all its mysteries is Lisa Tcham. She has conjured up a magical dream world, borrowing from the civilizations of India, China, Persia and Mongolia to create a phenomenal potpourri, charged with poetic imagination.

In a single composition, one can distinguish the immense blue cupolas of Samarkand, the souks of Persian and North African villages, the enchanting palaces of the Indian maharajahs, the Byzantine cupolas of Russian churches — a diverse, luxuriant world traversed by Mongolian horsemen, strangely riding in mid-air.

For more about the work of these artists, please contact:

ArtClub
172, rue de Rivoli
(on the corner of rue de Rohan)
75001 Paris
Tel.: 33 (0) 1 47 03 42 20
www.artclub.fr

Permission to reprint these works has been kindly granted by the individual artists. Thanks also to the gallery which assisted with the selection.

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

ANNUAL REPORT 2003



REFERENCE DOCUMENT

Capgemini

CONSULTING.TECHNOLOGY.OUTSOURCING

CONTENTS

The English language version of this annual report is a free translation from the original French version. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinions expressed therein, the original language version of the French document takes precedence over this translation.

BOARD OF DIRECTORS

Serge Kampf
CHAIRMAN

Ernest-Antoine Seillière
VICE-CHAIRMAN

Christian Blanc

Yann Delabrière

Jean-René Fourtou

Paul Hermelin
CHIEF EXECUTIVE OFFICER

Michel Jalabert

Phil Laskawy

Ruud van Ommeren

Terry Ozan

Bruno Roger

NON-VOTING DIRECTORS CENSEURS

Pierre Hessler
Geoff Unwin

STATUTORY AUDITORS

PricewaterhouseCoopers AUDIT
represented by Bernard Rascle

KPMG S.A.
represented by Jean-Luc Decornoy
and Frédéric Quélin

FINANCIAL HIGHLIGHTS

in millions of euros	Consolidated financial statements				
	1999	**2000**	**2001**	**2002**	**(*) 2003**
OPERATING REVENUE	4,310	6,931	8,416	7,047	5,754
OPERATING EXPENSES	3,841	6,228	7,993	6,933	5,599
OPERATING INCOME					
Amount	469	703	423	114	155
%	10.9%	10.1%	5.0%	1.6%	2.7%
NET INCOME/(LOSS)	266	431	152	(514)	(197)
Total dividend (net)	78	149	50	0	(**) 0
NET MARGIN	6.2%	6.2%	1.8%	(7.3%)	(3.4%)
EARNINGS/(LOSS) PER SHARE					
Adjusted average number of shares	77,261,741	107,920,778	127,514,674	126,727,668	126,344,504
Diluted net income/(loss) per share in euros	3.44	3.99	1.20	(4.10)	(1.57)
NET CASH AND CASH EQUIVALENTS as of December 31	508	849	698	465	266
TOTAL NUMBER OF EMPLOYEES as of December 31	39,626	59,549	57,760	52,683	55,576

(*) Since December 31, 2003 the Group has had a 93.32% interest in Transiciel. As Transiciel was fully consolidated on December 31, 2003, its financial statements only affect the consolidated balance sheets for the year ended December 31, 2003 but do not impact the Group's consolidated income statements as of that date.
Before Transiciel's consolidation, the Group's net cash and cash equivalents as of December 31, 2003, amounted to €454 million, and was reduced to €266 million following Transiciel's €188 million net debt integration.
Before Transiciel's 7,272 staff integration as of December 31, 2003, the Group's total employees was 48,304.
(**) Proposal subject to approval by the Shareholders' Meeting of April 29, 2004.

THE Capgemini GROUP

I – BACKGROUND

Founded by Serge Kampf in Grenoble in 1967, Capgemini has become one of the five leading IT services and consulting companies worldwide.

The Group's increasing international profile and the steady expansion of its offering portfolio are the result of a growth strategy, both internal and external, which today accounts for its presence in more than 30 countries and its ability to provide clients with a complete range of services, from management consulting to local professional services, including outsourcing and systems integration.

Among its most important acquisitions to date: Sesa in France (1987); Hoskyns in the United Kingdom (1990) – which gave the Group a major foothold in the outsourcing market – Volmac in the Netherlands (1992), and Programator in Scandinavia (1992) – both of which provided the Group with a solid base in Northern Europe.

During the 1990s, the Group was able to build a world-class management consulting practice, likewise through the acquisition process – United Research in 1990, and the Mac Group in 1991 in the U.S.; Gruber Titze and Partners in 1993, and Bossard in 1997 in Europe.

The acquisition of Ernst & Young Consulting in May 2000, helped affirm the Group's international scope by tripling the size of its North American operations (the world's leading market for IT services), and strengthening its position in other regions such as Germany.

The recent acquisition of Transiciel (December 2003), has enabled the Group to double the size of Sogeti – the local professional services unit it created in 2001 – thereby bringing it into contention as the European leader in an industry segment representing 20 percent of the total IT services market in that geography.

The other major event in 2003 was the signing of the "Aspire" contract with the U.K. Department of Inland Revenue at the end of the year. This outsourcing win, worth €3 billion over ten years, is a key reference for the Group, demonstrating its ability to compete globally with the major league players in this market.

Lastly, as of April 15, 2004, the Group has a new name – Capgemini – a name which no longer contains the Ernst & Young appellation that was added in May 2000. This name change will be accompanied by a worldwide communications campaign throughout 2004.

II – BUSINESS

Market environment

Capgemini does business in the global management consulting and IT services market, a market most often described as both heterogeneous and fragmented. Which means that, despite the steady consolidation that has taken place in this market – where the ten leading companies have gone from 13 percent of the total market to more than 25 percent in just ten years – the market share of the number one player, IBM Global Services (with 2002 revenue of €33 billion), is a mere 8 percent (source: Gartner).

Only a few players have the advantage of an international presence and the ability to propose a range of services covering all their clients' requirements. With more than 48,000 employees at the end of 2003 (excluding Transiciel), the Group is one of these "global" players thanks to its worldwide geographical reach (Europe, North America, Asia-Pacific), and its front-line position in the four major segments of its market: i.e., consulting, technology, outsourcing and local professional services.

The Group in brief

For its clients, both local and international, the Group provides a range of skills and resources around **four business lines**: Consulting Services, Technology Services, Outsourcing Services and Local Professional Services. Each of these business lines responds to different needs and calls for different responses, whether in terms of sales approach, offering content or implementation.

2003 Revenue breakdown by business line (excl. Transiciel):



21%
Consulting
41%
Technology
30%
Outsourcing
8%
Local Professional Services

The Group's operational structure is built around regional units which themselves break down by discipline, making it possible to define and adapt service offerings in each country or region based on local demand. This organization also serves as an anchor to client relationships on a local basis, making it possible to work closely with those clients wherever they are present or wish to expand their operations and to integrate the cultural dimension.

2003 Revenue breakdown by geography (excl. Transiciel):



North America
30%
United Kingdom/Ireland
18%
Nordic countries
6%
Benelux
13%
Germany & Central Europe
8%
France
18%
Southern Europe
5%
Asia-Pacific
2%

2003 Revenue breakdown by sector (excl. Transiciel):



Telecom & Media, Transportation, Other Services (*)
20%
Financial Services
15%
Energy, Utilities & Chemicals
16%
Manufacturing, Retail & Distribution, Automotive, Life Sciences
29%
Public sector, Healthcare
20%

(*) Other Services were included in Public sector in 2002

As of January 1, 2004, the Group is organized into five large operational units known as Strategic Business Units or SBU:

- a business line unit: Local Professional Services (Sogeti/Transiciel);
- the North America unit, which groups together the 3 other business lines;
- Europe which is made of 3 units:
  - an "Outsourcing" unit which operates in the United Kingdom, France, the Netherlands and Germany
  - two geographic units specialized in Consulting and Technology Services, one grouping the United Kingdom, the Nordic countries and Asia Pacific, the other grouping France, Italy, Iberia and Central Europe.

This organization makes it possible to consolidate sales and delivery resources within each of the relevant geographies, to achieve the maximum operational efficiency. Grouping together most of the European outsourcing business within a single entity achieves critical mass, while a program to rationalize data centers should also contribute to improving performance.
In value-added businesses – and this is especially true in consulting, where in-depth knowledge of the client's activity is crucial – sector expertise plays a key role. As an important component of knowledge transfer within the Group, specialization by industry sector provides a framework for developing offers with strong business content leading to strong added value for clients.

The Group's front-line worldwide position in software-package integration makes it a partner of choice for the leading technology providers developing new generations of applications products. The Group has established a network of alliance partnerships with the key global players in this field: SAP, Siebel, Oracle, Microsoft, HP, Cisco, Intel, and others. Thanks to its high level of technical expertise, the Group is able to build innovative service offerings; on some projects its multi-alliance strategy allows bringing together several of these partners to provide clients with the best available solutions.

III – THE BUSINESS LINES

Consulting (transformation/process)

The mission of Consulting Services is to contribute to the business transformation and economic performance improvement of organizations, based on in-depth knowledge of their industries and processes.

Consulting Services may be broken down into Process Consulting, which includes Customer Relationship Management (CRM), Supply Chain Management and Finance and Employee Transformation and Transformation Consulting, which provides assistance to top executives in identifying, shaping and delivering major change programs within their organizations.

Technology
(architecture/systems integration/infrastructure)

These services evolve around the design and integration of technological solutions, innovation, and the transformation of technical infrastructures. They are allied with consulting services in those cases where upgrading and transforming IT systems are linked to the clients' organizational priorities.

The Technology discipline covers three types of service: those related to systems architecture, those related to infrastructure (management and optimization of systems, networks and data), and those related to systems integration and applications development.

Outsourcing
(of IT systems and processes)

This activity involves taking charge of all or part of the management of a client's IT resources and, sometimes, of completely overhauling the system (known as transformational outsourcing). In each case, it means optimizing the cost/performance ratio by tapping into the Group's systems management and business process improvement expertise.

Outsourcing includes three categories of service offerings: Applications Management (AM), Network and Infrastructure Management, and Business Process Outsourcing (BPO).

Local Professional Services
(Sogeti/Transiciel)

These services are designed to support the internal capabilities of IT departments by providing the best experts to exercise their skills in the shortest possible time frames. United under the Sogeti label since January 1, 2002, these local professional services cover the development of specific software solutions, on-site applications management, and hardware and network management. The acquisition of Transiciel at the end of 2003 considerably boosted Sogeti's position in Europe, where local professional services represent 20 percent of all IT expenditures.

IV – THE SECTOR APPROACH

Public Sector

With the Public Sector worldwide engaged in extensive reforms – from large international organizations to local administrations – the Group is eager to become the preferred transformation partner in this growing market. As key projects open up in areas such as Defense, Tax and Treasury, Law Enforcement or Local Government, in many countries such as the UK, the U.S., the Netherlands, France, Spain, Germany, Canada, and Australia, among others, the Group is able to bring valuable knowledge and extensive resources to Public Sector clients. The transformation outsourcing contract signed in December 2003 with the Inland Revenue (ASPIRE contract) in the United Kingdom illustrates the Group's position as a reference partner in the British public sector where the Group has achieved a number of successes over the last few years. As a result, the Group is well positioned to take advantage in the years to come of a demand in the public sector which should remain strong, especially in Continental Europe.

Healthcare

The Group provides comprehensive Healthcare solutions to a variety of organizations including physicians groups, academic health centers, rehabilitation facilities, managed care companies, and health-related technology companies. With over a thousand dedicated healthcare professionals, among them experts in specialized industry-related software systems, the Group is helping its clients deal with some of the core issues facing the sector today: tighter controls on technology investments, changes in medical care brought about by new technologies, the redesign of business processes for greater clinical and financial efficiency, and greater collaboration between payers and providers at an operational level.

Automotive

In the Automotive industry, the Group serves 13 of the world's 14 largest automotive vehicle manufacturers and many of the largest automotive suppliers. Major clients include General Motors, Nissan, DaimlerChrysler, Ford, BMW, Renault, Mitsubishi, PSA, Honda, Fiat, Visteon, Michelin, Goodyear and Faurecia. The Group's global automotive practice provides business consulting and systems integration services throughout the Automotive Value Chain, including Supply Chain Management, Order-to-Delivery, Customer and Dealer Relationship Management, Aftermarket Solutions, Product Lifecycle Management, Manufacturing and Quality, as well as traditional back-office solutions. In 2003, the Group signed a 10-year, $500 million contract with IBM to provide applications management services to automotive supplier Visteon Corporation as part of Visteon's global alliance relationship with IBM.

Manufacturing, Retail & Distribution

In 2003, the Manufacturing and High Technology industry practice focused on key offerings such as Distributive Applications Development, Business Process Outsourcing (BPO), and Supply Chain initiatives in Mobility, RFID (Radio Frequency Identification) and Sourcing. Major clients included IBM, Philips, Sony, Nokia, General Electric, Lucent Technologies and Thomson Multimedia. With Hewlett-Packard, the Group helped deploy the keyChain™ private marketplace solution for supplier collaboration. In Consumer Products and Retail, the Group worked with key clients such as Carrefour, The Coca-Cola Company, Royal Ahold, Delhaize/Food Lion, South African Breweries

and Tesco, and is working with clients to increase efficiency in their supply chain through the use of RFID technology. The global Distribution practice is working with 14 of the top 20 global logistics providers, including Deutsche Post World Net, Exel, FedEx and TPG, as well as other key postal operators such as La Poste and Poste Italiane.

Energy, Utilities and Chemicals

Utility companies in Europe and the U.S. are facing similar large-scale challenges. In 2003, severe blackouts called attention to the need for a secure power supply, while the new leap forward in deregulation across Europe, scheduled for July 2004, is keeping the industry extremely busy. The Group has been providing specific solutions to help utility companies meet these delivery and sustainability challenges. It was also a turbulent year for the 'big oils,' faced with unusually high oil prices due to the Iraq war and the growing need to improve performance to satisfy shareholders. As a result, globalization, standardization, and operational excellence have become top priorities for the industry, and the Group has been participating in many of these large scale re-engineering programs. In 2003, the Energy Utilities & Chemicals practice provided its expertise to major clients worldwide, among them Total and EDF in France; Statoil, E.ON, Enel in Europe; Hydro One, and TXU in North America; Sepco in China; and Akzo Nobel, BP and Shell worldwide.

Financial Services

The Group has established a leadership position in financial services, counting among its clients 35 of the world's largest financial institutions. Key offerings include Wealth Management, Retail Banking and Transaction Services. In 2003, FS's significant global network served four strategic worldwide accounts: AXA, Allianz, ABN AMRO and ING. As an example, the Group assisted AXA Non Life Japan with a range of consulting and technology services – including the addition of a web-based channel – warranting important changes to systems under very stringent deadlines. A team, largely drawn from France and India, deployed a blend of distributed delivery approaches to deliver the business outcomes faster and with high quality. Benefits to AXA include improved customer acquisition via a fully-enabled web-based system, and extension of products at significantly reduced cost.

Telecom, Media & Entertainment

For over 30 years Telecom, Media and Entertainment (TME) has been helping the telecommunications, media and entertainment industries achieve strategic goals and world-class results. In 2003, TME delivered leading business and systems solutions in leading-edge fields such as new multimedia services and digital media management, as well as core services such as billing transformation and system consolidation. Key clients included BSkyB, France Telecom, Nextel, Reach Telecom, TeliaSonera, Telecom Italia Mobile, Time Warner and Vodafone.

Life Sciences

In recent years, the Life Sciences industry (pharmaceutical, biotechnology, medical devices and crop sciences) has demonstrated consistently strong performance in terms of revenue and profit growth. During 2003, however, the sector was impacted by adverse market conditions, including the erosion of reliable revenues from blockbuster products and the increasing influence of generic competition. In response, the industry is focusing heavily on productivity, efficiency and cost reduction initiatives, and moving towards greater consolidation. The Global Life Sciences practice combines dedicated global account teams, supported by a highly experienced industry consulting team, bringing to market innovative sector-specific solutions to help clients improve their competitiveness. The Group has active working relationships with 17 of the top 20 pharmaceutical companies worldwide, helping its clients, often in long-term collaboration, to rethink and redesign their key strategies and business processes.

V – THE GROUP'S GLOBAL ORGANIZATION AND MAIN SUBSIDIARIES

The Group operates in 34 countries, with four major regions or countries generating almost 80% of its total revenues: North America accounted for 30% of revenues in 2003, followed by France, the Group's historic market, with 18%, the United Kingdom with 18%, and the Benelux countries with 13%.
The Group's operations are conducted through 153 consolidated subsidiaries, a list of which is provided in note 27 to the consolidated financial statements (pages 69 to 71). These subsidiaries are brought together into eight operational "geographies." The graph below illustrates their relative contributions in 2002 and 2003.

Further to Cap Gemini S.A.'s acquisition of Cisco Systems' 4.84% minority stake in Cap Gemini Telecom S.A., this company was wholly owned at December 31, 2003. The Group therefore held 100% of all of its major subsidiaries except for Transiciel in which it had a 93.3% stake at December 31, 2003 (raised to 96.71% at the close of the extended offer period).

In addition to its operating subsidiaries, Cap Gemini S.A. wholly owns:
- two real-estate companies, one of which owns the Group's corporate headquarters on Place de l'Etoile in Paris and the other which owns the site of the Group's former university campus in Behoust, west of Paris,
- one limited liability company, which owns the Group's new international training facility in Gouvieux, 40km north of Paris, which opened in early 2003.

The Board of Directors of Cap Gemini S.A., the parent company, defines the strategic objectives for the Group and oversees their fulfilment. In its role as a shareholder, Cap Gemini S.A. contributes to the financing of its subsidiaries either in the form of equity or by providing loans or guarantees. Finally, the parent company allows its subsidiaries to use its brands and methodologies (including "Deliver"), for which it receives royalties which amounted to €125 million in 2003 and €159 million in 2002.


35
30
25
20
15
10
5
0
2002
2003
32%
30%
17%
18%
7%
6%
13%
13%
6%
8%
18%
18%
5%
5%
2%
2%
North America
UK/Ireland
Nordic countries
Benelux
Central Europe
France
Southern Europe
Asia-Pacific

Simplified legal structure

Since January 1, 2004, the Group has been organized into 5 Strategic Business Units:

- 3 geographical units: North America, Northern Europe & Asia-Pacific and Central Europe & Southern Europe.
- 2 business units: the Outsourcing SBU which operates in the UK, France, the Netherlands and Germany, and the local professional services SBU made up of Sogeti/Transiciel.

(also see page 4)



Cap Gemini S.A.
North America
100%
Cap Gemini North America Inc.
USA
Canada
Mexico
Northen Europe & Asia-Pacific
100%
Cap Gemini NV
Netherlands
Belgium
Luxembourg
CGS Holding Ltd. (UK)
UK
Ireland
Cap Gemini Ernst & Young AB
Sweden
Denmark
Norway
Finland
Cap Gemini Asia Pacific Ltd
Singapore
China
Malaysia
Taiwan
Cap Gemini Ernst & Young Australia Pty Ltd.
Cap Gemini Ernst & Young Japan K.K.
Cap Gemini Ernst & Young Consulting India Pvt Ltd
Central Europe & Southern Europe
100%
Cap Gemini Ernst & Young Deutschland Holding GmbH
Cap Gemini Ernst & Young Suisse SA
Cap Gemini Ernst & Young Osterreich A.G.
Cap Gemini Ernst & Young Polska S.P.z.o.o.
Cap Gemini Ernst & Young France SAS
Cap Gemini Telecom Media & Networks France SAS
Cap Gemini Ernst & Young Italia SpA
Cap Gemini Ernst & Young España SL
Cap Gemini Ernst & Young Portugal SA
European Outsourcing (Operating divisions)
Netherlands
UK
Germany
France
Local Professional Services
100%
Sogeti France SAS
Sogeti USA LLC
Sogeti Nederland BV
Sogeti Sverige AB
Sogeti España SL
96.7%
Transiciel SA
Subsidiaries operating primarily in France, the Benelux countries and Spain

As stated on page 2, the Group intends to adopt the name "Capgemini" from April 15, 2004. Therefore actions have been taken to remove the words "Ernst & Young" from the names of the subsidiaries.

VI – SOCIAL RESPONSIBILITY AND STEWARDSHIP

The Group's fundamental objectives are to:
- allow its clients and partners to benefit from its expertise and know-how through an open and collaborative approach,
- ensure sustainable and profitable long-term growth,
- provide a return on investment to shareholders, and
- promote employee development.

These aims rest on key organizational principles, but also on values and standards of behavior that must be complied with, upheld and made real on a daily basis.

These values and standards have played a major role throughout the Group's history. In his message of March 2003 our Chairman reminded our teams that, in the field of services, "attitude matters as much as aptitude, and behavior is just as important as knowledge". Paying due attention to the Group's values will always be an antidote to a proliferation of rulebooks and systemic failures.

The Group's values are the following:
- HONESTY, particularly the refusal of any unfair business practices aimed at obtaining any particular contract or advantage. In line with this principle, the Group has established clear rules with respect to commissions and gifts of any kind;
- BOLDNESS, in the sense of entrepreneurship and desire to take considered risks and show commitment, combined with the principles of prudence and clear sightedness, without which a bold manager can become reckless;
- TRUST, which implies a willingness to empower both employees and teams, and to allow managers to experience the effects of their initiatives and decisions. Trust also implies an open mind and genuine transparency in the flow of information;
- FREEDOM, which can also be expressed as creativity, innovation, independence of mind and respect for others in their diverse cultures, habits and customs, which is crucial for a Group that is present in more than thirty countries and includes over 100 nationalities among its 55,000 employees;
- SOLIDARITY and the ability to share in both good and bad times;
- MODESTY in relations with others and in the approach to issues;
- and lastly, FUN, without which any corporate vision is extremely difficult to implement, if not impossible.

In addition, service companies have an essential role to play in furthering social and societal values, both in-house and within client companies.

The importance of these notions within companies may be growing, but the details of the related programs need to be tailored to each company and industry, in a dynamic and realistic way. Companies must pragmatically and proactively devise a new development framework in order to be able to shoulder greater responsibility within society as a whole, while complying with new legal and social constraints, and ensure that their competitiveness remains intact.

As a services company, the Group decided to first and foremost focus its in-house efforts on social and societal aspects, since these are more directly relevant to the nature of its operations than the environmental aspects that will be dealt with in depth in a second stage. Priority steps for 2004 will be as follows:
- precise and regular measurement of compliance with fundamental rules on human relations, as defined within the Group,
- training and updating of skill-sets in line with technological developments and market demand,
- better taking into account of diversity,
- defining environmental indicators to be measured.

1. HUMAN RELATIONS

A. Trends in Group employee headcount

Employee headcount trends over the past nine years reflect the investment cycles for the IT services and management consulting industry. The number of employees rose significantly towards the end of the 1990s, culminating in the acquisition of Ernst & Young's consulting businesses in 2000. This increase in turn reflected growth in the Group's operations, which was spurred by the increasing use of the Internet, the Year 2000 changeover and the switch to the euro.

Over the last three years, the IT services and management consulting industries have been hit by the aftershocks of the bursting of the Internet bubble and have suffered from a dismal economic environment impacted by the effects of international crises, particularly September 11th and the Iraq war. These market conditions have led to a downward adjustment in the number of employees.

Year	Average headcount		Year-end headcount	
	Number	Change	Number	Change
1995	20,477		22,079	
1996	23,934	16.9%	25,950	17.5%
1997	28,059	17.2%	31,094	19.8%
1998	34,606	23.3%	38,341	23.3%
1999	39,210	13.3%	39,626	3.4%
2000	50,249	28.2%	59,549	50.3%
2001	59,906	19.2%	57,760	- 3.0%
2002	54,882	- 8.4%	52,683	- 8.8%
2003	49,805	- 9.3%	(*) 55,576	5.5%

(*) 48,304 excluding Transiciel

The breakdown of headcount by region is as follows:

Year end	Dec. 31, 2003	Mix %	Dec. 31, 2002	Mix %	Dec. 31, 2001	Mix %
Central Europe	3,055	5.5%	3,124	5.9%	3,555	6.2%
France	18,442	33.2%	13,378	25.4%	14,045	24.2%
Southern Europe	5,404	9.7%	4,636	8.8%	5,546	9.6%
Benelux	8,540	15.4%	8,860	16.8%	9,862	17.1%
North America	7,914	14.2%	9,674	18.4%	9,810	17.0%
UK & Ireland	6,496	11.7%	7,268	13.8%	7,906	13.7%
Nordic countries	3,672	6.6%	4,250	8.1%	5,149	8.9%
Asia Pacific	2,053	3.7%	1,493	2.8%	1,887	3.3%
TOTAL	55,576	100%	52,683	100%	57,760	100%

The change in geographical breakdown reflects the impact of the headcount reduction measures taken over the past three years, as well as the effects of the gradual implementation of a "right-shoring" policy. This policy combines local resources close to the client with resources which may be located in specialized production centers based on a particular technology or service offering, or in countries with lower payroll costs, such as India, Poland, China and Spain.

Excluding the impact of the Transiciel acquisition at the end of December 2003, at December 31, 2003 the Group had 4,379 employees less than at end-2002, primarily due to rightsizing measures and a selective recruitment policy for replacing employees leaving the Group voluntarily. The 5,000 new hires in 2003 (including just under 300 through outsourcing contracts) were mostly experienced professionals – primarily to offset the impact of 5,500 voluntary departures –, although there was an increased number of recruitments of university graduates during the year in certain countries, such as India and the UK and certain industries, such as telecommunications.

At the same time, employee turnover – which measures the percentage of voluntary departures – declined slightly to 10.7% in 2003 from 12.3% a year earlier.

The staff utilization rate increased to 74.6% in 2003 from 71.2% a year earlier, representing the ratio of time charged by employees for work on projects to total time worked and paid.

In order to better assess the composition of its workforce, in 2003 the Group put in place a number of indicators for length of service, the average age and the male/female ratio.

Detail of headcount by age, seniority and male/female ratio

2003 Employee seniority


40
35
30
25
20
15
10
5
0
January
December
6.9%
9.4%
30.6%
18.5%
23.4%
25.5%
20.8%
27.3%
18.2%
19.2%
<1 yr.
1-2 yrs.
3-4 yrs.
5-9 yrs.
10 yrs. and over

In 2003, employees with over 5 years' seniority represented around 43% on average of the Group's headcount.

2003 average age of staff


50
45
40
35
30
25
20
15
10
5
0
January
December
3.8%
46.4%
45.6%
32.2%
32.8%
14.1%
14.7%
3.5%
3.8%
< 20-24
25-34
35-44
45-54
55 and over

The average age of Group employees is 37 and has barely changed over 2003

2003 male/female staff


80
70
60
50
40
30
20
10
0
January
December
72.2%
73.5%
27.8%
26.5%
Male
Female

Female representation in the Group's workforce was an average of 26.5% in 2003. The year-on-year change reflects the increasing share of outsourcing, which traditionally has a higher proportion of men, within the Group's operations mix.

B. Human capital

As an intellectual service provider, the Group's main production resource is its highly-qualified people. Employee motivation and intellectual resource management are thus key to the Group's success. Labor-management relations and human resources policy are core issues in the Group's sustainable development strategy.

1) FUNDAMENTAL PRINCIPLES

The fundamental principles that govern the relationship which the Group wishes to build with its employees can be summarized as follows:

- all employees should be given an annual performance review, as well as the opportunity to discuss its content in an individual interview.
- all employees are entitled to a personalized development plan indicating training options.
- all employees should have the opportunity, if they so wish, of benefiting from the help of a mentor with whom to discuss their career path.
- all employees should regularly be able to voice their opinion through a survey on overall trends concerning the company and, more specifically, on professional development.
- all employees should be regularly informed by their managers and should be able to engage in dialogue concerning their assignments and work environment.

2) PERSONALIZED CAREER MANAGEMENT

The competency model

Employees' career development and professional enhancement is based on a competency model defined at Group level, which forms the basis for performance appraisals and professional development. The generic model, rooted in shared values, is tailored to take into account the specific needs of each of the Group's businesses (particular competencies and experience required to move ahead, specific knowledge or expertise for each business, etc.)

Personal development and appraisals

One of the key challenges for a services company is to guarantee a consistent and transparent process of individual performance assessment, based on clearly defined and explained criteria. It is only with such a framework that it is possible to ensure the professional development of all employees.

To allow this, the Group has a uniform performance appraisal system based on regular evaluations generally conducted in relation to client projects and involving personal interviews with the employees.

A mentoring system has been set up in some businesses, to allow employees to benefit throughout their career from an outside view and career management advice, provided by more experienced colleagues.

Mobility

Geographical mobility, whether within a country or internationally, is one of the features of the Group' s activities, and often corresponds to Group employee requests. To facilitate mobility within each country, job intranet sites indicate available positions so that they can be filled in-house first, before outside recruitment. To motivate people by the prospect of an international career, the Group has posted the rules and procedures governing such mobility on company intranets.

3) TRAINING AS AN UTMOST PRIORITY

General training policy

The value of a consulting and IT services company lies in the quality of its intellectual capital. In a rapidly changing world, it is essential to update, adapt and develop the knowledge and expertise of employees to match cutting-edge technology and meet client requirements. New recruits join the Group keen to leverage and build on their knowledge and to gain rewarding professional experience. There is therefore a meeting of interests between the Group and its employees.

This fundamental focus of competency development draws upon various approaches:

- standard training programs,
- mentoring systems,
- development of e-learning,
- training on projects,
- easily accessible databases for knowledge sharing,
- management of professional interest communities.

This approach is based on a culture of sharing and the use of networks to facilitate the sharing and use of knowledge, as well as innovation and collaboration.

Particular attention is paid to the training of executives, account managers and project leaders, as they play a key role in defining and implementing the Group's strategy. New managerial training programs are regularly rolled out and will be revised in 2004 to include aspects related to the notion of corporate social responsibility and stewardship.

Considerable resources devoted to training

Resources are devoted to training both at Group level and locally.

The Group' s training policy uses a common global system called "Mylearning", for which all Group employees worldwide can register. This includes a catalog of courses available either in the form of e-learning or as classroom teaching. Classroom instruction is provided either at local training centers or within the new Group University which opened in early 2003. The €96 million investment made into this center reflects how important training is to the Group. This Group University is an ideal platform favoring employee integration and networking.

In addition, training is provided locally (essentially for language reasons), based on the offerings described in training catalogues and servers.

An average of 12,700 persons followed at least one course in each quarter of 2003 (one person may follow several courses). This illustrates that the majority of employees benefited from training during the year. To this should be added training on projects as well as e-learning. These latter types of training are not measured in hours but in terms of the number of individuals who have completed a cycle. In 2003 over 20,000 courses were followed from an available catalog of more than 2,000.

Anticipating needs, or "employability"

In an industry characterized by rapid technological change, we need to keep our employees' knowledge and skills up-to-date and in line with market needs as a first priority in terms of both economics and employee development. This is why personalized development plans are designed at the time of the annual performance interview. Further, a systematic and iterative process is being deployed within operating units to review the portfolio of training offerings and plan for future needs with global and local programs geared to building up new competencies. Various partners and experts from Group businesses and from the Group's in-house certification network are taking part in this review.

The certification process

In this in-house peer review process, employees appraise the competencies of colleagues based on precise and clearly identified criteria – experience gained, knowledge sharing, use of in-house tools and methods, mentoring and leadership. The three-fold purpose of such certification is to:

- create a strong and recognized professional-interest community by sharing information, knowledge and skills in specific areas,
- ensure a blended distribution of competencies and a graduated progression therein, both for in-house needs and in relation to client service,
- thereby ensure a competitive edge for the company and increase the employee's "employability".

At the end of 2003, there were 2,285 persons certified at Group level, versus only 1,529 at the end of June 2003.

The Group has an already long-standing external certification policy. Many sites or operating units have obtained ISO 9001 certification in France, the United Kingdom, Ireland, Belgium, Spain, Italy, Canada and India. More recently, sites have been working towards the CMM (Capability Maturity Model) certification that is specific to the applications development business. The Mumbai center in India obtained the highest CMM certification, while several applications development centers in the U.S. and France are either certified or about to be certified at Level 2 or Level 3.

4) A FIRM COMMITMENT TO INTERNAL COMMUNICATION

Because communications are an essential tool for rolling out knowledge, several initiatives have been put in place to promote it, particularly the following at Group level:

- the Group's intranet site, Talent, updated on a weekly basis, includes all information, processes and methods concerning the company and contains links to local sites, training sites and network communities,
- the Group University provides a platform for international exchange,
- cross-functional organizations have been set up by business or industry.

Communication is also a daily task of management, drawing upon various local initiatives developed through newsletters, intranet sites, information meetings and person-to-person exchanges. There is also a Group procedure aimed at tracking employee satisfaction, which is managed locally. This tool is based on a set of questions that remain basically identical over time (albeit with some updating), to make it possible to monitor changes in satisfaction data and the impact of any corrective action taken. Employees are informed of the results of these satisfaction surveys.

Internal communication also takes the form of a dialogue with employee representatives:

- within the International Works Council (IWC) set up in June 2001, where employee representatives from 15 European countries meet four times a year. Representatives from non-European countries will also be invited to attend as from 2004.
- at a local level through dialogue with unions or other employee representatives, within the labor bodies and through the processes provided for in relevant legislation, regulations and agreements.

The Group has signed an agreement with the IWC to set up a dedicated website, to give all Group employees access to this information.

Employee representatives were involved in the negotiations that followed the recent headcount reduction measures and redeployment plans. Such plans are always last resort solutions, as the Group always tries to limit or avoid, when possible, redundancy plans. When compatible with client service requirements, the Group offers measures such as:

- the possibility for employees who wish to do so to take a leave of absence. As of December 31, 2003, 1.2% of Group staff had taken up this option;
- the use of part-time work, which concerned 5.8% of the workforce at the end of 2003.

5) REMUNERATION POLICY

The Group's remuneration policy is based on common principles, applied in a decentralized way and tailored to local job market conditions and regulations. The aims of this policy are to:

- attract and retain top talent,
- reward performance with a remuneration model that is motivating yet flexible,
- be consistent with the Group's financial and operational targets.

When local rules allow this, employees can select from a predefined menu the components of their remuneration package.

Profit-sharing is provided to employees where applicable under local regulations in the concerned country.

Stock options are granted on a regular basis. These grants are made selectively, with the aim of retaining those employees who have made exceptional contributions to sales, production, innovation or management, or to reward specific initiatives. The total number of grantees under the fifth stock options plan is 4,765. The number of options granted to Directors represents a very small percentage of the total number of options granted.

Detailed information concerning stock options granted by Cap Gemini S.A. to the ten non-director employees with the most stock options or options exercised by those employees is provided on page 104 of the "Document de Référence".

6) DIVERSITY AND WORKING CONDITIONS

The Group complies with local labor legislation in all countries in which it operates and, by extension, with international labor regulations.

In its relations with employees, the Group endeavors to guarantee equal opportunities to all and to apply its principles and values in such a way as to promote diversity, the physical integrity of its employees and a fair balance between work and private life.

The following are a few examples of Group initiatives in this area:

- in the Netherlands, a protocol in favor of minority rights was signed with the government, with the aim of ensuring that any complaint motivated by discrimination or harassment be reviewed and examined by an independent committee;
- in India, the recruitment policy in place is non-discriminatory with regard to religion, caste or geographical origin;
- in the United Kingdom, in 2003, the Cap Gemini subsidiary was named by the "Race for Opportunity" organization as one of the ten companies which made the most progress as regards respect for minorities;
- the Group is also part of outside think tanks and favors in-house networks of people working to change the place of women in the corporate world and to lower barriers to women's professional enhancement.

The Group has started to monitor the proportion of women at the highest levels of responsibility within its ranks. As of December 31, 2003, the proportion was as follows:

Proportion of women managers as of December 31, 2003.



25
20
15
10
5
0
25%
17%
12%
2%
4%
17%
20%
19%
15%
16%
4%
20%
15%
North America
UK
Nordic countries
Benelux
Central Europe
France
Spain & Portugal
Italy
Asia-Pacific
T&M
Sogeti
Holdings
Total

Work/Life balance is an issue about which employees have become much more aware over the past few years. Even though the services industry necessarily implies a fairly high level of adaptability and flexibility from employees, initiatives to promote this balance are being implemented locally:

- an annual quota of hours that employees can keep for their personal use over the course of the year;
- special leave or unpaid leave, above and beyond the legal allowance,
- sabbatical leave of up to one year, paid at 1/3 of an employee's salary (50 employees took advantage of this opportunity in 2003).

The Group has also developed a training module teaching managers that "effective work does not necessarily mean long hours at the office." This policy based on respect for individuals is appreciated by employees of clients who join the Group under outsourcing contracts, thus giving the Group a further competitive edge.

2. THE GROUP AND ITS CLIENTS

A. The OTACE client satisfaction policy

The Group has developed a customer relationship management process for its own use. The key indicator for success in client relations is known as OTACE reporting (for On Time Above Client Expectation). Clients are asked to indicate their main expectations regarding the Group's services, based on a set of relevant indicators related not only to the type of service provided, but also to the nature of the working relationship, to knowledge sharing and to qualitative factors. These indicators are documented and reviewed with the client, then used to produce a rating on an agreed schedule (at least annual). The results of these evaluations are published.

B. The CSR (Corporate Social Responsibility) offering

The Group helps some of its clients deal with this complex issue, that involves a large number of different stakeholders - companies, international organizations, government agencies, media, employee representatives and investors, to name a few - by providing assistance with the following:

- designing a sustainable development strategy,
- designing and deploying sustainable products,
- identifying technological developments that may affect the company's competitiveness, positioning or investment policy in the medium term,
- assessing necessary changes based on existing regulations or forecast changes,
- building reporting tools to better grasp what is at stake and monitor progress,
- tailoring risk-management policies,
- raising awareness through diagnostics and training.

In providing these services, the Group leverages:

- a strong local and international industry knowledge, providing in-depth understanding of the issues at play and of developments in value-creation models,
- a holistic approach to sustainable development issues, that includes an economic and financial dimension,
- a network of experts, thanks to its global presence,
- active involvement in independent institutions, such as France's Collège des Hautes Etudes de l'Environnement et du Développement Durable since 2002,
- its experience in organizing events such as seminars and conferences.

3. THE GROUP AND ITS ENVIRONMENT

A. Supplier relations

The Group provides intellectual services which means that personnel costs account for almost two thirds of its expenses, while its external purchases are mostly made up of rent, IT and telecommunications costs, and purchases of outside services (training, legal and auditing fees, recruitment or IT services).

The Group is currently deploying a purchasing management software and its new procurement procedures contain guidelines on the ethics of purchasing and the selection of suppliers. The Group's suppliers must comply at least with the following principles:

- no use of forced labor or child labor, and no discriminatory practices,
- freedom of association, and more generally compliance with applicable laws, including those relating to working conditions, health and safety etc.

B. Relations with society as a whole

The Group encourages its employees to take an active part in the life of their local communities.

By way of example:

- each year more than one-third of employees in the United Kingdom volunteer their help to schools or charities. The Group's own efforts are mostly focused on helping the underprivileged re-join mainstream society, through:
  - donations to charities, in particular through direct collection of employee donations within the payroll system, with contributions from the company (this yields £150,000 per year),
  - leave given to employees who want to take part in voluntary work or charities.

- in the United States, the Group promotes involvement in community life by directly donating and encouraging employees to donate to charities such as the Red Cross, the Chicago Abused Women's Coalition, Special Olympics, Habitat for Humanity, Toys for Tots, Adopt-a-Family as well as to the National United Way program. Over $250,000 were collected for that purpose in 2003.

Partnerships have also been set up with universities and business schools to favor exchanges with the academic world.

C. Environmental policy

Even though the Group's impact on the environment is limited due to the nature of its operations, it has developed local initiatives aimed at contributing to the improvement of the environment. In particular, the Group can take direct action to improve the environment in relation its real estate assets and business travel.

When the Group opens new office buildings, as it recently has in the Netherlands, it makes a point of installing the most advanced energy-saving systems, such as automated shutting off of lighting in unoccupied rooms or recycling of hot air generated in the summer to supply winter heating. In the United States, this type of energy-saving and infrastructure upgrade programs made it possible to significantly reduce energy consumption per square foot of office space over the past three years.

In most countries recycling systems are in place for paper, aluminium and electronic equipment.

The Group also makes a major contribution to improving the environmental consequences of its clients' businesses, notably by optimizing production cycle management and distribution networks, thus limiting the use of resources – especially natural ones – by means of constantly updated technological processes.

However, this approach remains empirical and the Group has decided that it will focus in 2004 on defining relevant environmental indicators for its operations that can be used to monitor progress.

VII - THE GROUP'S INVESTMENT POLICY

Although the Group has sufficient critical mass to operate efficiently in its businesses, geographic areas and market segments, it may enter into commercial or financial partnerships to broaden its geographic reach or pick up the pace of its growth strategy in the most promising market segments.

The acquisition of Transiciel through a public exchange offer at the end of 2003 increased the proportion of local professional services to 15% of the Group's operations, more in line with the size of this segment, which represents approximately 20% of the IT services market in Europe.

Regarding outsourcing, the Group intends to develop its Business Process Outsourcing offering. To achieve this, it will leverage the administrative and finance capabilities provided by the two centers acquired in 2003 in Poland and China respectively. The Group's priority in infrastructure management is to continue its program of rationalizing its data centers in Continental Europe, following on from steps taken the United Kingdom, in order to boost productivity in line with the ambitious objective set.

For consulting and systems integration operations, industrialization of delivery will lead to an increasing proportion of Group production being carried out in its applications development centres. These centres will be specialized, where appropriate, in terms of service offering or technologies, and the Group will choose their locations based on factors such as the level of qualification and the cost of IT professionals and technicians employed. In 2003 the Group tripled its production capacity in India and future expansion is possible in Asia or Eastern Europe.

The major investments carried out in 2001, 2002 and 2003 are described in notes 2 a)b)c) and 9,10,11 to the consolidated financial statements.

VIII – RISK

A - Market risks

1) Credit risks

The Group's short and medium-term assets, which could potentially give rise to a concentration of credit risk, consist of short-term investments and trade receivables. The short-term investments mainly comprise money market securities which take the form of marketable securities managed by leading financial institutions as well as negotiable debt instruments issued by financial companies or institutions with a high rating from a recognized rating agency. There is therefore no significant risk on these short-term investments. Concerning accounts and notes receivable, Group clients are not concentrated within any single geographic area or business sector. The Group's major client only represents 1.6% of total revenues and its ten most important clients account for under 13.5% of revenues.

The businesses of Group clients may be affected by changes in the economic environment, with a resulting impact on the amounts receivable from these companies, but the Group considers that no single client, business segment or geographic area represents a material credit risk.

2) Financial instruments

Financial instruments are used to hedge certain risks arising in the normal course of business. All hedging positions relate to existing assets or liabilities and/or business or financial transactions.

Hedging contracts are set up with leading financial institutions and the Group therefore considers that the related counterparty risk is not material. All currency and interest-rate positions are taken using instruments quoted on organized markets or over-the-counter, for which counterparty risks are minimal. These instruments consist mainly of forward interest-rate and currency swaps. Gains and losses on hedging instruments are recognized on a symmetrical basis with the loss or gain on the hedged items. The fair value of financial instruments is estimated based on market prices or data supplied by banks.

Detailed data are given in Note 19 to the consolidated financial statements.

3) Financing policy

For financing purposes, the Group can draw on credit lines, in particular a €600 million multi-currency facility from a banking syndicate signed on July 31, 2001 for a period of 5 years, as well as a €550 million commercial paper program.

As of December 31, 2003, none of these facilities had been used.

The only draw downs were local lines of credit and overdrafts covering short-term and medium-term operational needs. As of December 31, 2003, 38% of these borrowings were at variable rates and 62% at fixed rates.

The Group finances some of its buildings under capital leases.

4) Equity risks

The Group has no significant exposure to equity risk.

B - Legal risks

The Group is not subject to any specific regulations and does not require any legal, regulatory or administrative authorizations to carry out its operations.

C - Risks related to operations

The services provided by the Group expose it to general or professional liability. To control this risk, signoff and verification procedures have been put in place from the start of the engagement to final delivery to the client. Each project is fully

described in an agreement, the terms of which are reviewed by the Legal Departments. The Group has developed best practices and brought them together under the heading of the Deliver methodology, an ISO 9001-certified process that is applied to all projects. Cap Gemini SA as well as all subsidiaries are insured for possible financial losses resulting from general or professional liability claims arising in the course of their business. The coverage has been taken out with several different insurance companies as part of a worldwide program.

D - Insurance

General and professional liability

Cap Gemini SA as well as all subsidiaries and any companies at least 50% owned, either directly or indirectly, are insured for possible financial losses resulting from general or professional liability claims arising in the course of their business. The coverage has been taken out with several different insurance companies as part of a worldwide program. The terms and conditions of the program, including coverage ceilings, are reviewed and adjusted periodically in order to take into account any changes in the Group's revenues, businesses and risks.

Part of this program, in an amount of €20 million, is organized through a captive arrangement whose commitments are entirely covered by capital, reserves and reinsurance programs.

Property damage and business interruption

The Group's operating sites are spread across several countries, and in most nations there are several different sites. A large part of the services are provided at client sites, further adding to geographical dispersion of risks, particularly of business interruption that could result from damage to a production site. The Group's largest outsourced systems management site, which is obviously covered by an emergency business continuation plan, accounts for less than 2% of the Group's total revenues.

Due to the wide geographical dispersion of its operations, insurance coverage for property damage and business interruption is managed at local level, according to the value of the property, the nature of operations in each business site and the risks involved.

Other risks

Other types of coverage, such as fraud and malice or employees' vehicles and travel, are taken out on a country by country basis in accordance with local practice and regulations, based on the applicable risk exposure.

Coverage for some types of risk, in particular terrorism, has been excluded from standard insurance policies. To date, the Group has not felt the need to take out specific coverage for such risks, except in cases where such coverage is mandatory and available.

IX - CAP GEMINI AND THE STOCK EXCHANGE

As of December 31, 2003, the share capital of Cap Gemini S.A. was made up of 131,165,349 shares, an increase of 5,686,244 shares compared to 2002. A total of 5,689,304 shares were issued in remuneration for the shares tendered to the public exchange offer on Transiciel shares; 38,300 shares were issued during the year on exercise of stock options by Group employees; 41,360 shares were cancelled after being returned to the Company in accordance with the agreements entered into between Cap Gemini and Ernst & Young on the acquisition of the Ernst & Young consulting businesses, and with the sixth resolution of the May 23, 2000 General Shareholders' Meeting. The Company's shares are quoted on the First Market of the Paris Bourse under ISIN code FR0000125338 and were quoted on the Amsterdam Bourse until January 29, 2004.

Cap Gemini shares are included in the CAC40, Euronext 100 and Dow Jones STOXX and Dow Jones Euro STOXX indices. The share price on the First Market of the Paris Bourse started the year at €23.75 and ended the year at €35.21.

Average daily trading volume in Cap Gemini shares, in value, represented around 1.55% of total trading volume on the Paris market in 2003.

Latest ownership structure available

As of December 2, 2003[1]



Main French Institutional Investors
26 %
Main non-French Institutional Investors
22 %
S. Kampf
5.6 %
Wendel Investissement[2]
2.4 %
Cisco
2.1 %
Other[2][3]
41.9 %
Cap Gemini S.A.
Operational Companies

(1) based on a shareholder survey carried out for the Extraordinary Shareholders Meeting on December 18, 2003.
(2) as of March 15, 2004
(3) including:
- capital held by Group managers, particularly through the exercise of stock options, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young consulting businesses.
- shares returned to the Company by former Ernst & Young Consulting partners who became Group employees in 2000 and who have since left the Group.

MARKET CAPITALIZATION
FROM JANUARY 1, 2002 TO FEBRUARY 27, 2004

in billions of euros



12
10
8
6
4
2
0
J F M A M J J A S O N D J F M A M J J A S O N D J F
2002
2003
2004

source: Euronext.

SHARE PERFORMANCE
FROM JANUARY 1, 2002 TO FEBRUARY 27, 2004

in euros



CAC 40
Cap Gemini
100
80
60
40
20
0
J F M A M J J A S O N D J F M A M J J A S O N D J F
2002
2003
2004

source: Reuters.

MONTHLY TRADING VOLUME
FROM JANUARY 2002 TO FEBRUARY 2004

in millions of shares – including trading in Amsterdam



70
60
50
40
30
20
10
0
J F M A M J J A S O N D J F M A M J J A S O N D J F
2002
2003
2004

source: Euronext.

SHARE PRICE AND TRADING VOLUMES

The following table presents an analysis of trading in the Company's shares over the last 24 months.

Month	Number of trading days	(Share price in euros) High	Average	Low	Trading volume: Number of shares total	Average (daily)	Value (millions of euros)
March 02	20	89.25	83.99	75.25	22,280,715	1,114,036	1,893.2
April 02	21	84.00	73.46	61.90	26,922,863	1,282,041	1,940.5
May 02	22	64.80	58.55	51.40	23,547,876	1,070,358	1,388.7
June 02	20	53.50	47.13	40.15	32,026,793	1,601,340	1,488.3
July 02	23	42.02	35.58	29.30	34,798,941	1,512,998	1,240.2
August 02	22	36.50	31.43	27.36	23,157,859	1,052,630	749.4
September 02	21	30.94	23.99	15.10	31,601,084	1,504,814	772.7
October 02	23	26.25	18.87	12.85	70,946,117	3,084,614	1,394.9
November 02	21	32.81	26.77	22.78	32,302,064	1 538,194	870.1
December 02	20	33.27	25.03	21.15	28,491,455	1,424,573	741.0
January 03	22	27.20	24.92	21.75	34,243,579	1,556,526	847.6
February 03	20	25.98	22.92	19.15	36,974,146	1,848,707	850.4
March 03	21	27.69	24.62	21.10	48,397,484	2,304,642	1,262.1
April 03	20	28.44	25.11	23.59	46,076,402	2,303,820	1,171.7
May 03	21	30.50	28.42	26.46	43,026,575	2,048,885	1,217.5
June 03	21	36.67	32.66	29.39	56,423,975	2,686,856	1,828.5
July 03	23	36.30	33.28	29.90	30,507,086	1,326,395	1,016.3
August 03	21	38.15	35.83	34.41	26,060,480	1240,975	941.3
September 03	22	42.90	39.69	35.10	40,805,907	1,854,814	1,610.5
October 03	23	43.70	39.73	35.13	40,192,445	1,747,498	1,593.3
November 03	20	44.86	42.08	38.16	28,662,940	1,433,147	1,201.4
December 03	21	43.29	38.91	34.16	34,177,403	1,627,495	1,301.4
January 04	21	39.61	37.66	35.43	30,611,858	1,457,708	1,153.7
February 04	20	38.46	36.43	33.07	33,936,403	1,696,820	1,220.4

source: Euronext.

DIVIDENDS PAID BY CAP GEMINI

Year ended December 31	Total dividend in millions	% of net income	Number of shares	Dividend per share	"Avoir fiscal" tax credit [a]	Total payout [b]
1998	FRF380	31%	69,130,658	FRF5.50	FRF2.75	FRF8.25
1999	€78	29%	77,945,108	€1	€0.50	€1.50
2000	€149	35%	124,305,544	€1.20	€0.60	€1.80
2001	€50	33%	125,244,256	€0.40	€0.20	€0.60
2002			No dividend was paid			

The Board of Directors recommends that no dividend be paid for 2003.

(a) and (b): under the terms of Article 158 b of the General Tax Code, the "avoir fiscal" tax credit has been fixed at 50% of the net dividend in the case of individual shareholders and corporate shareholders qualifying for the affiliation privilege provided for in Article 145 of the General Tax Code, but has been reduced to 10% for all other corporate shareholders that use the tax credit after January 1, 2003. Under the terms of the 2004 Finance Act, the tax credit has been suppressed for dividends paid after January 1, 2005.

MANAGEMENT REPORT

PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF APRIL 29, 2004

(APRIL 15 ON FIRST CALL)

I - GENERAL COMMENTS

The IT services industry was faced with an unfavourable economic setting for the third year in a row. This resulted both from a depressed general economic environment — even though encouraging signs seem to emerge in the U.S. — and a sharp slowdown of IT investment since the collapse of the internet bubble. Last year saw a continuation of the main trends visible in 2002. That is, there was strong demand in traditional Outsourcing, in Business Process Outsourcing and in Local Professional Services. Meanwhile, Project & Consulting segments remained lacklustre during most of the year.

In this challenging environment, the Group reported 2003 revenue of 5.754 billion euro, down by 12.5% at constant exchange rate and perimeter. However this year, the fourth quarter, traditionally strong for seasonality reasons, showed a higher sequential increase against the third quarter as compared to last year (5.8% against 4.7%).

New orders reached a record amount of 11.7 billion euro in the year, including 4.7 billion euro for the "Aspire" contract signed late December with the British Inland Revenue. However, an analysis by client segment shows that only the public sector increased their IT investments in 2003. Telecom operators slightly increased their IT spending in the second half of the year, and new projects have started to appear. A similar trend is to be noted in financial services. These recent developments suggest that business should gradually return to normal, which is important in sectors that have historically been large IT service and consultancy consumers.

Other markets continued to contract. This resulted mainly from price pressure due to overcapacity and the arrival of new players to the industry from emerging-countries.

An analysis of sales activity shows that outsourcing contracts represented around half of the new order intake in 2003, but that they only had a limited effect on 2003 revenue since they were mainly signed late in the year. These multi-year contracts will improve business visibility for the Group.

Although the Group's 2.7% operating margin for 2003 did not meet the objectives set by management, it improved compared to last year's 1.6%. This was achieved through additional capacity adjustment and cost reduction measures, as illustrated by the lower level of indirect costs (28.9% of 2003 revenue versus 31.1% of 2002 revenue).

The main objective for 2003 was for the Group to achieve several milestones in its transformation programme defined in June 2002. This programme was designed to reorganize operations around four main lines of businesses - Consulting, Technology, Outsourcing and Local Professional Services - in order to better respond to market changes, simplify management structures, align methods of management to the specific economic model of each business and revitalize sales activity. The simplified organizational model was introduced gradually, on January 1, 2003 in the U.K., Central Europe, Southern Europe, the Nordic countries and the Asia-Pacific region, on July 1, 2003 in France, and only on January 1, 2004 in North America.

The Transiciel acquisition and the Aspire contract are two major events in 2003 that strengthened the Group's positions in two of its four business lines: Local Professional Services and Outsourcing.

The integration of Transiciel into Sogeti is facilitated by their identical structures and values and several geographical complementarities, and reinforces the Group's positions in the Local Professional Services market, which represents around 20% of the European IT services market. By doubling the size of its operations in this area at a time when Sogeti is growing again and generating a margin above 8%, the Group has increased its ability to benefit from a dynamic market segment where it enjoys a leadership position in Europe.

In Outsourcing (30% of Group consolidated revenue in 2003), the Aspire contract signed in the U.K. represents an important step in the Group's history, not only due to the exceptional length and size of the contract — 4.7 billion euro over 10 years — and its importance to both parties, but also because it demonstrates the Group's ability to compete with the main international players in a field where references are key to future sales success. Meanwhile, the development of Business Process Outsourcing operations and the opening of two centres specialised in the outsourcing of administrative and finance functions - one in Poland and the other in China - demonstrate the Group's intention to gain a strong position on this rapidly expanding market segment.

The sales efforts needed to win the Aspire contract mobilised a large part of the Outsourcing practice sales resources, and contributed to this segment underperforming a market that showed double digit growth in 2003. The introduction of a pan-European operating entity dedicated to Outsourcing and the ongoing rationalisation of the European data centres should enable the Group to gain market share in 2004, increase the proportion of recurring revenue in the overall activity, and increase profitability.

The Project and Consulting business performed in line with the market in 2003, i.e. contracting further, which resulted in it declining down to 62% of consolidated revenue, against 67% in 2002:

- In Consulting, volumes continued to decline as a result of ongoing demand weakness. Nevertheless, the first signs of recovery in the Management Consulting activity are

encouraging. Being that Management Consulting is up-stream from IT consulting, it is generally considered as an early indicator for IT services demand.

- In Systems Integration, business was impacted by price pressure resulting from ongoing overcapacity and the emergence of new competitors on the Anglo-saxon markets, particularly from India. Business volumes seemed to be giving some signs of recovery, but only in certain market segments. In order for the Group to benefit from these early trends, a more active portfolio management is being deployed in order to;
  - accelerate the development of innovative offerings with a strong IT content;
  - develop industry specific solutions as generic offerings become more mature;
  - continue industrializing the production of services, by using a delivery model called "Rightshore". This combines local resources close to the client with others in areas with lower wage costs, in order to improve competitiveness. Group headcount grew in "offshore" locations from 400 in 2002 to 1,500 in 2003.

An analysis of the Group' s performance by major geographical areas shows that results differ across the various countries: a slight improvement of margins seems to be taking place in the U.K., Central Europe and the Benelux countries, while the Nordic and Asia-Pacific regions are stabilising. On the other hand, North America and France experienced a deterioration of their operating performance during the year. In both regions, a certain number of measures were taken mid-year affecting management, organisation and changes to the cost structure — including capacity adjustment — which should deliver gradual benefits over the course of 2004.

The Group' s financial structure is a key advantage towards the necessary improvement in its operating performance. As of December 31, 2003, the consolidation of the Transiciel balance sheet led the Group net cash position to be reduced by 188 million euro, and as a result, amounted to 266 million euro. Excluding Transiciel, its level would have been almost unchanged compared to the 465 million euro net cash position level as of December 31, 2002 — despite the impact of restructuring charges. The issue in June 2003 of 460 million euro of convertible or exchangeable into existing or newly issued shares (OCEANE) enabled the Group to improve further its financial flexibility.

II - COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

2.1. Consolidated income statement

As mentioned previously, operating revenue amounted to €5,754 million in 2003, down by 12.5% compared to 2002 on a like-for-like basis. Due to unfavorable trends in U.S. dollar and pound sterling exchange rates in relation to the euro, the decrease was of 18.3% on the basis of published figures.

A detailed analysis shows a steeper drop in continental Europe (down by 14.4% on a constant exchange rate basis) than in the United Kingdom (down by 8.7%) or even North America (down by 10.7%). Second-half operating trends showed signs that the decline was bottoming out in the United Kingdom, Central Europe and the Benelux countries, but the rest of continental Europe and the United States experienced a double-digit contraction in revenue. In North America, the early signs of a recovery have not yet translated into a significant upturn in IT spending, and demand is driven for the most part by outsourcing and the public sector, two segments in which the Group has not yet reached a sufficient critical mass in the United States.

The average number of Group employees fell 9.3% to 49,805, compared to 54,882 in 2002 (see note 23 to the consolidated financial statements). At December 31, 2003, the Group had 55,576 employees, including 7,272 Transiciel employees. Excluding Transiciel, Group headcount would have totaled 48,304 people, 4,379 (8.3%) less than the December 31, 2002 figure. This staff decrease roughly represents a total of 9,400 people who left the Group (5,500 voluntary departures and 3,900 layoffs) and 5,000 people who joined it, of which 4,700 new hires with profiles more suited to new market demand and 300 client' s employees taken on under outsourcing contracts.

The staff utilization rate, which was 72.7% in the first quarter, improved constantly throughout the year, reaching 75.5% in the fourth quarter, mainly due to the adjustment of the Group' s production capacities in line with market requirements. However, this productivity gain was partly offset by continued price pressure, which eased off slightly towards the end of the year.

Operating expenses amounted to €5,599 million, down by 19.2% on last year, representing a decrease of almost one percentage point higher than the 18.3% reduction in operating revenue.

The breakdown by type of costs shows the following year-on-year trends:
- a significant 14.3% reduction in payroll costs, substantially exceeding the 9.3% fall in average headcount. Beyond the currency impact, this reduction reflects the lower relative weighting of North America and the United Kingdom in total payroll costs – where salaries are relatively high – and conversely a larger proportion of "offshore" staff, as well as continuing efforts to streamline the Group's management levels and the increasing importance of outsourcing in Group operations;
- a sharp 30% fall in travel expenses and a no less significant 22% drop in purchases and other external costs, reflecting the initial impact of the expenses rationalization program, as

well as a more selective use of subcontractors;
- rental charges down by 24% thanks to the gradual rolling out throughout the year of the office space rationalization program launched in 2002.

The analytical breakdown of operating expenses shows that the cost of services rendered rose to 68.4% of revenues in 2003 from 67.3% in 2002. The improvement in operating margin was therefore attributable to the contraction in both selling expenses and general and administrative expenses, which represented a total of 28.9% of revenues in 2003, compared to 31.1% in 2002.

Operating income rose to €155 million in 2003 from €114 million in 2002, representing operating margin of 2.7% versus 1.6% the previous year.

Operating margin improved in the second half of the year for the Group as a whole but trends varied widely from one region to another:
- a clear upturn in the United Kingdom and in Central Europe, which returned to profit, and substantial progress in the Benelux countries which once again achieved a margin higher than the Group average at 9.4%, versus 5% in 2002;
- the Nordic countries and the Asia-Pacific region are on their way to stabilizing their performance;
- in North America, although profitability rose significantly to 2.4% in 2003 from 1.9% in 2002, the second-half decline to 2% from 3% in the first half was a disappointment, showing that the expected stabilization of operations had not yet happened;
- Southern Europe recorded a 13% negative margin, a substantial decline from the 4.6% negative margin in 2002, mostly due to a disappointing marketing performance masked by an accounting incident in Spain, where drastic measures to boost sales and cut costs have been launched, overseen by a completely new management team.

The Group had net interest expense of € 14 million versus a € 1 million net expense in 2002.
This increase was mostly caused by:
- the increase in financial expenses related to the combined impact of a capital lease put in place at the end of 2002 to finance the Group's new University, the issuance costs for the €460 million issue of convertible or exchangeable bonds (OCEANEs) in June 2003, and the interest on the employee profit sharing program in France;
- a year-on-year reduction in the Group's net cash and cash equivalents and reduced interest income on investments due to lower interest rates during the year.

Other revenues and expenses represented a net expense of €251 million in 2003, half of the €503 million recorded in 2002. However, for the financial statements at December 31, 2003, the Group decided to classify the impact of discounting U.S. and French deferred tax assets as an income tax charge for the year rather than under "Other revenues & expenses". Adjusted for this change, 2002 "Other revenues and expenses" represented a net expense of €503 million, compared to the published figure of €401 million. In 2003, this item breaks down as follows:
- €211 million in restructuring costs (2002: €463 million), representing €141 million for the staff cutbacks in France, North America, the Nordic countries and Iberia, and €70 million in expenses relating to the rationalization of the Group's office space,
- a €16 million charge resulting from the sale to a credit institution of a €90 million carry-back tax receivable arising from losses generated in 2002 by the French tax group,
- a €17 million exceptional expense recognized following the results of an internal audit in Spain, relating to fiscal years prior to 2003,
- €11 million in unfavorable exchange rate effects.

Income tax for the year amounted to €47 million, versus €6 million in 2002, breaking down as follows:
- A €38 million tax charge, mainly made up of taxes not based on taxable income in North America and Italy and of corporate income tax paid by the Dutch subsidiaries,
- €9 million in net deferred tax expenses resulting from:
  - a €182 million write-down of deferred tax assets recognized in the United States. Half of this amount concerned deferred tax assets recognized prior to the Ernst & Young acquisition and the other half concerned the amortization for tax purposes of goodwill arising on this acquisition;
  - the revaluation of the deferred tax asset recognized in France in order to reflect the impact of the French Finance Law for 2004 which suppressed the five-year limit for carrying forward tax losses (as a result, this deferred tax asset is now recorded for an amount of €225 million);
  - the write-down of other deferred tax assets. recognized in the Nordic countries, Central Europe and Iberia.

Amortization of goodwill totaled €38 million in 2003. The Group performed impairment tests on its intangible assets (both market share and goodwill) at December 31, 2003, based on their market value and fair value to the Group (value in use), estimated using the methods of revenue multiples and discounted cash flows, respectively. No additional impairment charge was recorded as a result of these tests.

After taking into account the Group's equity in the results of affiliates and minority interests (€2 million), the Group ended the year with a net loss of €197 million, a significant improvement compared with the net loss of €514 million in 2002.

2.2. Consolidated balance sheet

At December 31, 2003, consolidated shareholders' equity including minority interests stood at €3,351 million. The €183 million decrease compared with the December 31, 2002 figure was attributable to the €197 million consolidated net loss for the year.

Other significant movements in this item during the year were:
- €155 million in negative translation adjustments, primarily due to the US dollar and the pound sterling losing ground against the euro,
- €197 million representing shares issued in the context of the public exchange offer for Transiciel on December 18, 2003,
- acquisition of the 4.84% interest in Cap Gemini Telecom S.A. held by Cisco Systems for €29 million,
- cancellation of shares returned to Cap Gemini S.A. by former Ernst & Young partners who became Group employees and have now left the Group, leading to a net reduction of €1 million,
- share issues by Cap Gemini S.A. on exercise of employee stock options and amounting to €1 million.

Non-current assets totaled €3,079 million at December 31, 2003, a €167 million increase from the €2,912 million at December 31, 2002, mainly reflecting the following movements:
- recognition of €352 million in goodwill relating to Transiciel,
- net additions to property, plant and equipment and intangible assets for €142 million, mainly in the Benelux countries (€43 million), the United Kingdom (€30 million), Central Europe (€25 million) and the United States (€16 million),
- depreciation and amortization of €169 million relating to property, plant and equipment and intangible assets, and €38 million in goodwill amortization,
- a €51 million increase in long-term deferred tax assets, resulting in particular from the revaluation of deferred tax assets recognized in France in relation to the reorganization of the Group's North American operations, partially offset by the write-down of deferred tax assets recognized in the United States on the acquisition of Ernst & Young's North American Consulting businesses,
- net negative translation adjustments of an amount of €176 million arising on conversion of non-current assets in foreign currencies, including a €65 million negative adjustment to long-term deferred tax assets.

Accounts and notes receivable amounted to €1,411 million, including €1,346 million in trade receivables, a 13.2% decrease from the €1,550 million at December 31, 2002. Excluding Transiciel, accounts and notes receivable amounted to €1,207 million – down €343 million or 22.1% compared to December 31, 2002 – and represented 77 days' revenues at December 31, 2003 versus 80 days at the previous year-end.

Net cash and cash equivalents came to €266 million at December 31, 2003, after taking into account the €188 million net debt transferred by Transiciel. Excluding Transiciel, net cash and cash equivalents would have amounted to €454 million, compared with €465 million at December 31, 2002. This stability in net cash and cash equivalents was mainly due to the following factors:
- €147 million in cash provided by operating activities, despite €297 million in cash outflows relating to restructuring measures. The total also reflects the positive impact of a €74 million gain on the sale of a French carry-back tax receivable to a financial institution and the reduction of trade receivables from 80 days' revenues to 77 days.
- €156 million in net cash used by investing activities, over half of which (€84 million) related to capital expenditure on outsourcing contracts.

2.3. Transition to IAS/IFRS

In July 2002, the European Commission adopted a directive under which all European companies whose shares are traded on a regulated market within the European Union must prepare consolidated financial statements in accordance with International Accounting Standards/International Financial Reporting Standards as of January 1, 2005.

In order to prepare for compliance with IAS/IFRS, in 2003, the Group launched a project to identify differences between the French generally accepted accounting principles that it currently applies and IAS/IFRS. This identification phase will be followed by a phase dedicated to reviewing accounting and financial procedures, and a phase devoted to the training of teams.

Although certain of the international accounting standards have not yet been finalized, the main differences identified to date are:
- market share recognized by the Group should be reclassified in goodwill,
- goodwill currently amortized over 40 years will no longer be amortizable and should undergo an impairment test each year,
- deferred tax assets will no longer be able to be discounted,
- pension and other post-retirement benefit obligations related to defined benefit plans for which a deficit has been measured in accordance with IAS 19 should henceforth be recorded under liabilities. These obligations are currently only disclosed in the notes to the consolidated financial statements,
- benefits awarded to employees under stock option plans should be recorded as an expense. This will concern stock options granted after November 7, 2002 (and not exercised at January 1, 2004),
- the presentation of the income statement will be changed in order to comply with IAS 1. This will primarily impact "Other revenues and expenses" as well as "Amortization of goodwill and write-down of market shares".

III - COMMENTS ON THE CAP GEMINI S.A. FINANCIAL STATEMENTS

3.1. Income statement

The Company's operating revenue amounted to €136 million compared with €162 million in 2002, including €125 million in royalties received from subsidiaries, versus €159 million. This 16% reduction is substantially in line with the contraction in the Group's operating revenue. The Company's 2003 operating revenue also included €8 million in expense

transfers, corresponding to professional fees paid in relation to Cap Gemini's issuance of 9,019,607 bonds convertible into new shares and/or exchangeable for existing shares (OCEANEs).

Operating income eased back to €112 million, compared with €144 million the previous year. This decrease was directly related to the reduction in royalties received.

The Company had net interest expense of €155 million in 2003. In 2002, in order to reflect changes in valuations within the Company's sector as well as in market conditions, Cap Gemini S.A. carried out a review of the book value of all of its investments in subsidiaries and affiliates which led to the Company recording a €4.7 billion provision for impairment in value, reducing the book value of these investments from €11.2 billion to €6.5 billion. Net interest expense in 2002 therefore amounted to €4,629 million.
Excluding the €178 million in write-downs of investments in subsidiaries and affiliates (2002: €4,706 million) and €7 million in dividend income from subsidiaries (2002: €61 million) the Company had net interest income of €16 million in 2003 comparable to the 2002 level. Write-downs of investments in subsidiaries and affiliates in 2003 primarily included €167 million relating to Cap Gemini Telecom – the financial holding company for the telecommunications and media business – which had no impact on the consolidated financial
statements. This write-down was recorded further to the purchase of Cisco Systems' 4.84% stake in Cap Gemini Telecom, which provided a basis for measuring the value of the Company's investment in Cap Gemini Telecom.

Net other expense came to €3 million, and a €4 million tax benefit was recognized in 2003, mainly relating to the French tax group. The Company ended the year with a net loss of €42 million.

3.2. Balance sheet

Net investments increased to €7,029 million at December 31, 2003 from €6,727 million a year earlier. This rise of slightly over €300 million mainly reflected the Company's acquisition of 17,571,514 shares in Transiciel – representing 93.32% of that company's capital – for €202 million under a public exchange offer initiated by Cap Gemini S.A. on October 20, 2003. During the year, the Company also purchased Cisco Systems' minority 4.84% stake in its subsidiary Cap Gemini Telecom, which is now wholly owned. The Company also increased the capital of certain subsidiaries in 2003 (located in Holland, Italy and Australia).

Shareholders' equity increased to €7,376 million from €7,222 million a year earlier, principally due to the issuance of 5,689,304 new shares as part of the public exchange offer for Transiciel shares, representing a total of €202 million (excluding issuance costs).

Debt rose from €14 million to €476 million at December 31, 2003, further to the €460 million worth of OCEANE convertible/exchangeable bonds issued on July 2, 2003. At December 31, 2003, net cash and cash equivalents stood at €316 million, versus €369 million a year earlier.

Total assets came to €7,965 million at December 31, 2003 compared with €7,354 million at the previous year-end.

3.3. Results appropriation

The Board of Directors recommends that the net loss of €41,681,723.70 for the year should be recorded as a deficit in retained earnings.

As the Group reported a net loss in 2003, the Board recommends that no dividend should be paid for the year. Pursuant to article 243 bis of the French General Tax Code, shareholders are informed that no dividend was paid for 2002, that 2001 dividends totaled €50,097,702.40, representing a dividend per share of €0.40 paid on 125,244,256 shares, and that 2000 dividends totaled €149,166,652.80, representing a dividend per share of €1.20 paid on 124,305,544 shares.

3.4. Share capital and ownership structure

In 2003, the Company's share capital was increased by just over €45 million, from €1,003,832,840 to €1,049,322,792, as a result of the following:
- issuance of 5,689,304 shares to remit as payment for the 17,571,514 Transiciel shares tendered to the Company's public exchange offer in relation to Transiciel,
- issuance of 38,300 shares on exercise of stock options by Group employees,
- cancellation of 41,360 shares returned to the Company by managers who became employees of the Group on May 23, 2000 on the acquisition of the Ernst & Young consulting business, and subsequently left the Group.

Pursuant to article L.233-13 of the Commercial Code, shareholders are informed that:
- as of December 31, 2003, Serge Kampf, the Chairman of the Board of Directors, held over 5% of the Company's capital and voting rights;
- during the year, Wendel Investissement (formerly C.G.I.P.) reduced its interest to below the legal disclosure threshold of 10% of the Company's capital and voting rights and subsequently to below 5%,
- Morgan Stanley & Co International Ltd crossed the 5% disclosure threshold once by increasing, and once by reducing its interest.

3.5. Stock options

The Extraordinary Shareholders' Meeting of May 23, 2000 authorized the Board of Directors to grant stock options to certain employees of the Company and its French and foreign subsidiaries. The authorization was given for a period of five years commencing May 23, 2000, and the number of shares to be subscribed on exercise of the options was limited to 12 million. The Board of Directors used this authorization to set

up the Fifth Stock Option Plan.
During 2003, the Board of Directors used this authorization to grant options on 1,406,000 shares to 621 employees. The option exercise price was set at € 40, representing the average of the prices quoted for the Company's shares over the 20 trading days preceding the date of grant.

In the event of an authorized tender offer to acquire the Company's shares published by Euronext, option holders would be entitled to exercise all their options immediately – or all of their remaining unexercised options – without waiting for the ending date of the vesting period specified at the time of grant.

During 2003, 38,300 shares were subscribed on exercise of options granted under the Fifth Plan, corresponding to the equivalent of 0.03% of the Company's capital at December 31, 2003. No further shares could be subscribed under the First, Second and Third Plans, for which the exercise periods expired on November 1, 1995, April 1, 1999 and April 1, 2002 respectively.

3.6. Authorization to buy back the Company's shares

The 2003 Ordinary Shareholders' Meeting authorized the Company to buy back its shares on the open market. This authorization was not used in 2003.

At the 2004 Ordinary Shareholders' Meeting, the Board of Directors is asking shareholders to replace this authorization, which was given for a period of 18 months, with a new authorization allowing the Company to:
- conduct further external growth transactions, which may be remunerated either fully or partially by Cap Gemini S.A. shares,
- remit shares on the exercise of the rights attached to securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini S.A. shares,
- cancel the shares bought back,
- optimize the management of the Company's financial position and assets and liabilities,
- buy and sell shares on the open market to take advantage of market situations,
- award shares to Group employees on the terms and by the methods provided for by law, including in connection with company savings plans or stock option plans,
- stabilize the share price by trading against market trends.

To this end, the Board of Directors is seeking an 18-month authorization to buy back (or sell) shares representing up to 10% of the Company's capital. Under the terms of the authorization, the maximum price at which the shares could be acquired will be set at €50 per share, and the minimum price at which they could be sold will be set at €20 per share.

These transactions would be governed by articles 225-206 *et seq.* of the Commercial Code, which stipulates that the Board of Directors may be authorized to cancel all or some of the shares acquired for the above-mentioned purposes, up to a maximum of 10% of the share capital within any 24-month period.

An information memorandum, which includes an explanation of the objectives of this share buyback program was approved by the *"Autorité des Marchés Financiers"* on March 19, 2004 under number 04-175.

3.7. Returned shares

In accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the May 23, 2000 acquisition of the Ernst & Young consulting businesses, 209,568 Cap Gemini shares were returned to the Company between February 27, 2003 and February 25, 2004 by former Ernst & Young partners who became employees of the Group and subsequently left the Group.
Any of these employees of the Group who decide to leave the Group within a specified period are required to return all or some of the shares received at the time of sale of the Ernst & Young consulting businesses to Cap Gemini. The number of shares to be returned depends on the reason for and timing of the individual's departure.

Unlike in previous years, the Board of Directors does not intend to cancel these returned shares, but to sell them.

3.8. Directors and compensation

At its meeting of February 25, 2004, the Board of Directors noted that Jean-Bernard Lafonta had stood down from his position as a director in a letter received on December 18, 2003. The Board appointed Yann Delabrière as his replacement, who is Finance Director and a member of the Executive Committee of PSA Peugeot Citroën. Shareholders are invited to ratify this appointment.

The Board of Directors draws shareholders' attention to the following:
- the total compensation and benefits paid by the Company and its subsidiaries to directors of the Company during 2003 is presented on page 103 of this report.
- the list of directorships and other functions held by directors in other companies during 2003 is presented in pages 98 to 102 of this report.

IV - ENVIRONMENTAL AND SOCIAL IMPACTS OF THE GROUP'S OPERATIONS

Section VI entitled "Social Responsibility and Stewardship" on page 8 of this report, explains the Group's human resources policy – including the main characteristics of the workforce and changes during the year, career development, training objectives and internal communications. It also describes the Group's relations with external stakeholders including customers, suppliers and the general public.

V - OUTLOOK

Outsourcing should in 2004 be the key growth driver for IT services companies in general as well as for the Group. However, outsourcing growth should not contribute to Group's operating margin improvement in 2004 for two reasons: first, because increasing exposure to this business requires significant commercial efforts; second, because the profitability of outsourcing contracts comes only after a ramp-up phase, which can be long.

Local Professional Services business should also deliver significant growth in 2004, the successful integration of Transiciel business being the Group's first half-year priority .
In the Consulting area, first signs of firming demand suggest that our clients will resume investing. However, it is too early to measure the extent into which this will benefit to our Consulting and Technology Services businesses.

For 2004, the management has set itself growth as the main priority. However the business at the beginning of this year is still feeling the effects of the low level of bookings at the end of 2003. This is why the savings generated in 2004 as a result of the ongoing cost reduction program shall be reinvested into sales development. The improvement in operating margin will be dependent upon the pace at which this front-end mobilization, combined to an improvement in general economic conditions, will translate into new orders.

VI - COMMENTS ON MATTERS TO BE DISCUSSED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

6.1. Authorization to cancel shares acquired under the buyback program

As mentioned above, the Board of Directors is seeking an authorization to cancel all or some of the shares bought back pursuant to the provisions of articles L.225-206 *et seq.* of the Commercial Code, as discussed in the sixth paragraph of Section 3 of this report, up to a maximum of 10% of the Company's capital per 24-month period.

6.2. Financial authorizations

Authorizations were given to the Board of Directors by the Extraordinary Shareholders' Meetings of May 16, 2001 and May 7, 2003 to issue shares and share equivalents, with or without pre-emptive subscription rights, and to raise funds on the financial markets by issuing share equivalents with or without pre-emptive subscription rights, including convertible debentures, debentures with equity warrants, stand-alone warrants and hybrid securities. In June 2003, the Board of Directors issued €460 million worth of bonds convertible into new shares or exchangeable for existing shares (OCEANEs), representing 9,019,607 OCEANEs with a nominal value of €51 each (hybrid securities). All of the other authorizations have not been used and are therefore still valid, but their legal period of validity differs according to the type of transaction concerned.
In order to allow the Board of Directors to launch the issues that are considered best suited to the Company's needs at the best possible time, depending on market conditions, shareholders will be asked to replace the authorizations which are due to expire this year, by new authorizations for the same amounts, but with new expiry dates. For the purpose of harmonizing expiry dates for these authorizations, the Board will also ask shareholders to replace the authorization for the issuance of new shares with pre-emptive subscription rights, and the issuance of bonus shares or the raising of the par value of existing shares, to be paid up by capitalizing retained earnings, income, additional paid-in capital, provisions or any other capitalizable items, which only expires on May 16, 2006.

Shareholders are therefore invited to authorize the Board of Directors to increase the Company's capital – through issuances with or without pre-emptive subscription rights for existing shareholders – up to a maximum of €1.5 billion and to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares, to remit as payment for shares tendered to any public exchange offer made by the Company.
Under the terms of the new resolutions, the Board of Directors would also be authorized to issue equity warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares within the limit of €3 billion per issue (or €400 million for equity warrants and shares with equity warrants). The amount by which the capital may be increased as a result of each of these issues would be limited to €400 million, to be included in the €1.5 billion ceiling for the Company's capital stock. The Statutory Auditors will issue a special report on any restricted share issues and any issues of securities convertible, exchangeable, redeemable or otherwise exercisable for shares. Where existing shareholders do not have pre-emptive subscription rights, the securities concerned would be issued at market price and, if the issues are placed on the French market, shareholders would be offered a non-transferable priority right to subscribe for the securities.

Finally, in accordance with French legislation on employee share ownership, shareholders will also be asked to authorize the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Group employees participating in a Company Savings Plan (PEE to be set up at that time particularly if the Board decides to use the authorizations granted by shareholders to increase the Company's capital). Such employee share issues may not represent over 3,500,000 new shares.

REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

ON THE CONDITIONS FOR THE PREPARATION AND ORGANIZATION OF THE WORK OF THE BOARD, ON INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY AND ON LIMITATIONS PLACED BY THE BOARD ON THE POWERS OF THE CHIEF EXECUTIVE OFFICER

(ARTICLE L 225-37 OF THE COMMERCIAL CODE)

I - CORPORATE GOVERNANCE AND CONDITIONS FOR THE PREPARATION AND ORGANIZATION OF THE WORK OF THE BOARD

Cap Gemini is a French joint stock company ("société anonyme"), whose Board of Directors decided on July 24, 2002 to separate the functions of Chairman and Chief Executive Officer further to the authorization granted to the Board by the General Shareholders' Meeting of April 25, 2002.

1.1. The Board of Directors

The Board currently comprises eleven Directors and two Non-voting Directors:

- ten of the eleven Directors and the two Non-voting Directors were elected by the General Shareholders' Meeting of May 23, 2000, for a period of six years;
- the eleventh Director, Yann Delabrière, was appointed by the Board of Directors on February 25, 2004 to replace Jean-Bernard Lafonta (the representative of Wendel Investissement, formerly CGIP), who had resigned a few months earlier due to the virtual withdrawal of Wendel Investissement as a shareholder of Cap Gemini. Shareholders will be asked to ratify this appointment in a resolution submitted to the Annual Shareholders' Meeting to be held in April 2004.

The terms of office of the eleven Directors and the two Non-voting Directors will expire simultaneously at the end of the Ordinary Shareholders' Meeting held in April or May 2006 to approve the consolidated financial statements and the Cap Gemini S.A. financial statements for the year ending December 31, 2005.

The principal role of the Board of Directors is to determine the key strategies of the Company and the Group, and to ensure that these strategies are implemented. Particular emphasis is placed on the management of human resources, especially at managerial level, reflecting Cap Gemini's business as a service provider.

The Board meets six times a year. Meetings are convened by the Chairman in accordance with a timetable agreed by the Board at the end of the previous year. However, this timetable may be amended during the year in response to unforeseen circumstances or at the request of more than one Director. During 2003, the Board met four times when it comprised 11 Directors in office, and twice when only 10 Directors were in office. This represents a total of 64 theoretical attendances for all Directors combined; there were only 3 absences, giving an overall attendance rate of 95.3%.

Within a reasonable period before these meetings, each Director is sent:

- a detailed agenda;
- supporting documentation about items on the agenda calling for specific analysis or prior consideration, to the extent that the relevant information is available and it is judged possible to keep any sensitive information confidential until the day of the Board meeting;
- a summary report showing the performance of Cap Gemini shares relative to general and sector indices and to its main competitors;
- a table giving a breakdown by analyst of the last known consensus.

The Company's Board of Directors has been applying for some years the main corporate governance rules now recommended as best practice, by:

- preparing, adopting and applying highly detailed internal rules of operation;
- setting up three specialized Board Committees (the Strategy and Investments Committee, the Audit Committee and the Selection and Compensation Committee), each with a clearly defined role;
- linking a substantial portion of Directors' compensation (in the form of attendance fees) to actual attendance at Board and Committee meetings;
- reviewing the situation of each Director to assess whether or not he or she qualifies as independent from the Company and/or the Group which it controls.

1.2. Internal rules of operation

As provided for in article 18 of the Company's bylaws, internal rules of operation were drafted, discussed and finally adopted by the Board of Directors on July 24, 2002. This decision followed the resolution approved at the General Shareholders' Meeting of April 25, 2002, which authorized separation of the functions of Chairman and Chief Executive Officer.

These internal rules of operation:

- set out the terms and conditions for the exercise of the respective powers of:
  - the Board itself (and any specialized committees created by the Board);
  - the Chairman;
  - the Chief Executive Officer;

- explain how roles and responsibilities are allocated between these individuals and bodies;
- list the main obligations which Directors of Cap Gemini S.A., when appointed, undertake to comply with throughout their term of office (code of ethics).

The internal rules of operation make it clear that prior approval by the Board of Directors is required for any decision which is of major strategic importance or which is liable to have a material effect on the financial position or commitments of the Company or of one of its principal subsidiaries.

The rules also set out a reminder of the legal provisions relating to insider trading for Board Members, and recommend that Directors should only buy or sell Cap Gemini S.A. shares in the two month period following interim or full-year results announcements and that in no circumstances should they buy or sell shares in the month preceding said announcements. At the end of each half-yearly period, each member of the Board of Directors must inform the Company of all their transactions in Cap Gemini S.A. shares during the past six months. The Company then prepares an overall declaration of the transactions carried out by the members of the Board, which is sent to the *"Autorité des Marchés Financiers"* (AMF) and published on the AMF website.

It is proposed to supplement the internal rules of operation in the near future by adding procedures for self-assessment by the Board of its own operation. This will involve sending each Director a detailed questionnaire about the composition and operation of the Board and its committees. The responses will be sorted and summarized by one of the two Non-Voting Directors, who will present a report to the Board, to be followed up by discussion, assessment or recommendations as necessary.

1.3. Board Committees: role and operation

On May 23, 2000, the Board of Directors approved the recommendation of its Chairman to set up three specialized committees (a Strategy and Investments Committee, an Audit Committee and a Selection and Compensation Committee). Each committee is tasked with reviewing and preparing Board discussions in its sphere of competence, making proposals to the Board, and providing advice and recommendations to the Board on decisions to be taken.

The appointment of Directors and Non-Voting Directors to these three committees was decided upon by the Board of Directors at its meeting of September 13, 2000. Each committee elected its own chairman, and has specific internal rules of operation defining the nature and extent of its roles and responsibilities.

1.3.1. – Strategy and Investments Committee

This Committee reviews the different strategies that the Group managers should then implement, evaluates the investment needs associated with each of these options, assesses potential or necessary alliances, and more generally discusses any issue seen as crucial to the Group's strategic future and financial stability.

Composition of the Committee:

- Chairman: Jean-René Fourtou (with effect from October 15, 2003)
- Members: Paul Hermelin, Serge Kampf, Bruno Roger and Ernest-Antoine Seillière (Chairman until October 15, 2003)

This Committee met three times during 2003, with a 100% attendance rate. It reviewed the Group's strategic priorities in terms of business lines and geographical zones, and discussed the issues raised by the industrialization of the production process and the partial relocation of production to low-cost economies. The Committee devoted an entire day to discussing the major strategic options open to the Group in the light of forecast market trends and the situation and strategy of key competitors. The Committee also reviewed a number of acquisition and investment opportunities and set the framework for any related negotiations.

1.3.2. – Audit Committee

This Committee assesses the appropriateness of the accounting standards adopted by the Group, and the consistency of the accounting policies and methods used in the preparation of full-year and interim financial statements of the Company and the Group. It checks the internal reporting and control procedures used to ensure the accuracy of financial information. The Committee also makes assessments of the various engagements conducted by the Statutory Auditors and gives an opinion as to whether they should be reappointed.

Composition of the Committee:

- Chairman: Phil Laskawy
- Members: Pierre Hessler, Michel Jalabert, Jean-Bernard Lafonta (until December 18, 2003), and Yann Delabrière (with effect from ratification by the next General Shareholders' Meeting of his appointment on February 25, 2004).

This Committee met four times in 2003, with a 100% attendance rate. All meetings were also attended by the Chief Financial Officer, the Director of the Accounts Department and the two Statutory Auditors.

It reviewed the accounting policies used for the consolidated and Cap Gemini S.A. financial statements for the year ended December 31, 2002, and the accounting treatment of significant events which took place during that year. It also eviewed the provisional and final interim consolidated financial statements for the period ended June 30, 2003, and gave its opinion on proposals to recapitalize certain Cap Gemini subsidiaries. Finally, it reviewed the main provisions of the French Financial Security Act and the proposed transition to international accounting standards (IAS/IFRS).

1.3.3. – Selection and Compensation Committee

This Committee monitors the human resources policies applied by Group companies to managerial posts. Its remit includes executive selection, succession planning, changes in compensation policy, determination of the variable portion of compensation, and the granting of stock options. It is consulted on the appointment or replacement of Executive Committee members and Major Business Unit managers. It makes proposals to the Board about the fixed and variable compensation of top Group executives, in particular the Chairman and the Chief Executive Officer. Finally, the Committee puts forward candidates for consideration by the Board of Directors if one or more directorships become vacant, or if the Board judges it appropriate or necessary to request the General Shareholders' Meeting to approve an increase in the number of Directors (up to the legal maximum of 18).
Composition of the Committee:

- Chairman: Ruud van Ommeren
- Members: Christian Blanc, Terry Ozan, Geoff Unwin

This Committee held only one official meeting in 2003 (it actually met twice, but one meeting was deemed to be informal). The attendance rate at this one meeting was 75%, with one of the four members absent. The Committee dealt with issues relating to the compensation to be paid to key Group executives in 2003, and the general compensation policy applied by the Group in the year.
During this meeting, the Committee drew up proposals for determining the variable portion of compensation due to the Chairman and the Chief Executive Officer for 2002, and laid down rules for calculating this variable element for 2003. Under these rules, half the variable portion will be linked to the performance of the Group (revenues, operating income, central overheads), and half to the attainment of a list of personal objectives set for each of them.

The Committee also proposed that for 2003, the same rules as in 2002 should be used for allocating attendance fees between Directors, Non-Voting Directors and members of the Board Committees.

Finally, the Committee performed its second review of the independence of each Board member. The Committee noted that the criteria used to determine director independence are too numerous (it is rare for none of the criteria to apply to a serving or potential Director), differ from country to country, and are sometimes poorly defined. It nevertheless submitted proposals to the Board of Directors, which were approved unanimously by the Board (see section 1.5. below).

1.4. Compensation of Directors

As compensation for their responsibilities, and for time spent attending and preparing for meetings, the Company pays the following sums to its Directors and Non-Voting Directors (within the overall ceiling of €500,000 a year, which has remained unchanged since it was set by the Ordinary Shareholders' Meeting of May 23, 2000):

- to each Director or Non-Voting Director:
  - a fixed fee of €10,000 in his/her capacity as Director or Non-Voting Director;
  - a fixed fee of €3,500 for membership of one of the Board Committees;
  - €2,500 for each attendance at a Board meeting;
  - €1,500 for each attendance at a Board Committee meeting.

The "usual" compensation of a Director or Non-Voting Director is therefore approximately €33,000 (and slightly more for Audit Committee members).

- to the Chairman (and Vice-Chairman, if there is one): a fixed fee of €25,000;
- to the Chairman of each Board Committee: a fixed fee of €10,000.

In the light of the Group's consolidated results for the year ended December 31, 2003, there is once again no intention to request the next General Shareholders' Meeting to increase the overall ceiling of €500,000, even though this ceiling was set four years ago and in the meantime there have been significant increases in the responsibilities of the Directors, in the amount of preparation time required for meetings, and in the number of meetings held.

1.5. Directors' independence

As stated in paragraph 1.3.3 above, the Selection and Compensation Committee has reviewed the situation of each of the current members of the Board of Directors, based on the definition of independence provided in the Viénot and Bouton reports on promoting better corporate governance in listed companies: "a Director is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment". This review also took account of the independence criteria used in the United States (subject to change as a result of the Sarbanes-Oxley Act) and in other countries where the Group operates, as well as those proposed for French companies by the Bouton report. The Committee concluded that five of the eleven Directors (45%) could be regarded as independent: Christian Blanc, Jean-René Fourtou, Michel Jalabert (who is a former employee of the Group, but retired nearly 5 years ago on April 30, 1999), Phil Laskawy, and Ruud van Ommeren.

The Committee also reminded the Board of Directors that it was the sole responsibility of the Board to judge the independence of each Director. The Viénot report actually stipulates that "the Board of Directors may take the view that a Director, despite meeting the aforementioned criteria, should not be deemed to be independent given his or her specific circumstances or those of his or her company, in the light of its share ownership structure or for any other reason, ... and vice versa".

Finally, the Committee recommended that measures should be taken to ensure that within a reasonable period of time at least

half of the members of the Board of Directors are independent, but without resorting to the exclusive appointment of "professional" directors (whose independence from the company might be supposed to be inversely proportional to the amount of attendance fees they would be paid).

The Board reviewed these conclusions and recommendations, and after deliberating on the issues raised, approved them unreservedly and unanimously. It also noted that following the resignation of Jean-Bernard Lafonta (who was judged not to be independent because he sat on the Board as the representative of a major shareholder), and his replacement by Yann Delabrière (who is unquestionably independent), the number of independent Directors will – after ratification of the latter's appointment by the General Shareholders' Meeting – increase from 5 to 6, raising the proportion of independent Directors from 45% to 55% (i.e. more than half).

II - LIMITATIONS PLACED BY THE BOARD ON THE POWERS OF THE CHIEF EXECUTIVE OFFICER

On July 24, 2002, the Board of Directors approved the recommendation of Serge Kampf, the then Chairman and Chief Executive Officer of the Company, that the functions of Chairman and Chief Executive Officer be separated. Paul Hermelin was appointed as Chief Executive Officer.

As mentioned above, the Board's internal rules of operation, adopted on the same day, set out the terms on which the Board itself, the Chairman and the Chief Executive Officer perform their respective roles and responsibilities. These rules also lay down rules of operation for the Board committees, and explain how roles and responsibilities are allocated between these individuals and bodies.

As regards the role and powers of the Chief Executive Officer, the internal rules of operation stipulate that he must seek and obtain prior approval from the Board of Directors – or from its Chairman acting under delegated powers – for any decision which is of major strategic importance or which is liable to have a material effect on the financial position or commitments of the Company or of one of its principal subsidiaries. This applies in particular to:
- the approval and updating of the 3-year plan based on the strategy approved by the Board;
- the contracting of strategic alliances;
- significant changes to the structure of the Group or its range of business activities;
- significant internal restructuring operations;
- financial transactions with a material impact on the financial statements of the Company or the Group (in particular the issuance of shares or share equivalents);
- acquisitions or disposals of assets individually worth more than €50 million;
- increases or reductions in the capital of a major subsidiary;
- specific authorizations concerning the granting of guarantees.

III - INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

3.1. Objective of internal control procedures

The internal control procedures applied by the Group comprise a set of rules, directives and working practices designed to:
- ensure that the activities of the Group and its staff:
  - comply with the relevant laws, regulations, standards and internal rules;
  - are consistent with the values, strategies and objectives defined by the corporate decision-making bodies and their representatives, especially with regards to risk management policies;
- ensure that internal and external communications reflect fairly, and with an appropriate degree of prudence, the Group's situation and activities.

The Group' s internal control procedures are developed at two main levels within the organization:
- the senior management produces the "blue book", a set of rules and procedures designed to reflect and promote the Group's core values. Compliance with the blue book is mandatory for all operating entities. The blue book defines the overall security framework within which the Group's activities must be conducted, and the methods to be followed in order to exercise the necessary degree of control over the risks identified by senior management in all the Group's main functions.
- the operating entities supplement and enrich the blue book, drawing up detailed internal control procedures which comply with the relevant laws and regulations in the country where they operate, in order to exercise control over risks specific to their local market and culture.

The Group Internal Audit function independently assesses the effectiveness of these internal control procedures. However, irrespective of how well they are drafted and how rigorously they are applied, these procedures can only provide reasonable assurance, not an absolute guarantee.

3.2. General organization of internal control procedures

The internal control procedures applied by the Group are based on a close-knit executive management structure and clear lines of organization at operational level, which in turn rely on clearly defined processes and methods which include:
- a formal process for authorizing decisions;
- a general policies and procedures framework;
- a project risk control process.

Close-knit executive management structure

The Chief Executive Officer has created a close-knit executive management structure to oversee the communication, implementation and control of the strategy defined by the Board of Directors. This structure is built around a number of committees:

- The Group Management Committee, consisting of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, meets every week to oversee the overall running of the Group.

- The Executive Committee, consisting of the three Group Management Committee members and the managers of the five Major Business Units, meets once a month to discuss an agenda prepared by the Chief Executive Officer. Conference calls are used to provide updates on implementation of decisions taken at these meetings. The Executive Committee oversees the running of the Major Business Units; it sets priorities, evaluates risks, and ensures that each unit is capable of meeting its performance targets and its strategic objectives. If necessary, the Executive Committee will develop and implement action plans to remedy failure by any or all of the business units to deliver on the objectives set and announced by the Group.

- The Strategy and Development Committee consists of the three Group Management Committee members plus the Group General Secretary, the Strategy Director, the Delivery Director, the Outsourcing Discipline Director, the Technology Discipline Director (who is also responsible for market sectors and alliances) and the Consulting Discipline Director. This Committee meets every month, with the aim of:
  - analyzing and anticipating market trends;
  - reinforcing the service offering (Portfolio Management Process by Discipline) and fostering innovation;
  - proposing initiatives to increase market share and enhance the production process;
  - deciding on ways to improve profitability.

- The Major Commitments Committee . This Committee consists of the three members of the Group Management Committee plus the General Secretary, the Strategy Director and the Director of International Legal Affairs. It meets twice a month to review (within the scope of the powers delegated to the Chief Executive Officer) major business opportunities, plans for acquisitions or disposals, proposals for strategic alliances and master contracts with clients or suppliers that meet specific criteria. The Committee's decisions are based on a risk analysis and on recommendations prepared under the auspices of the General Secretary in conjunction with the Major Business Units. It is expressly stipulated that the International Legal Affairs Department must be involved in the review of major commitments once commercial negotiations have begun.

The general administration of the Group is handled by the following corporate functions:

- The Group Finance Department, which in addition to finance also handles internal information systems, procurement and financial information. The department's finance remit covers:
  - management accounting;
  - financial reporting;
  - consolidation;
  - Group accounting standards;
  - treasury management;
  - tax;
  - financial engineering.

- The General Secretariat, to which the Legal Affairs, Human Resources, General Services and Corporate Development departments report. The Corporate Development Department is specifically responsible for assessing the risk profile of major business developments and acquisitions. Because of its independence from other corporate functions and from operational line management, it is able to take an objective stance in assessing proposals and opportunities.

- The Communications Department, responsible for defining the guiding principles of the Group's communications strategy and ensuring they are implemented by the Major Business Units.

- The Internal Audit Department, which reports both to the Chairman and to the Chief Executive Officer. The Department's role is to evaluate the internal control procedures adopted by Business Units, to ensure that these procedures comply with the policies and rules established at Group level, and to check that they are properly applied. Internal auditors carry out inspections of all Business Units in accordance with a biannual program, which may be modified at any time in light of the conditions under which operational objectives are met. The Internal Audit team comprises an average of 17 people. It carried out 43 engagements in 2003 in the Group' s Major Business Units and spent 1,300 days performing control procedures within the Business Units.

Clear lines of organization at operational level

In 2003, the Group's operations were based on a decentralized model, consisting of Major Business Units (MBUs) with substantial autonomy, largely based on a geographical split of the Group's business activities. Within each geographical zone, the Group's senior management team has instituted a new organizational structure based on a division into four core businesses: consulting, systems integration, outsourcing, and local professional services.

The basic operating entity within this structure is the Business Unit. These units are kept manageably small. Each has its own operating methodology, and has management tools which allow for front-line performance monitoring. Each Business Unit manager is responsible for meeting measurable targets

relating to financial performance, business development, and the quality of client expectation management.In each country where the Group operates, these Business Units are combined into legal entities, the number of which is deliberately kept small.

Clearly defined processes and methods

The Group' s governance structure and operational organization are built on processes and methods which provide the necessary transparency and traceability of decisions.

Formal process for authorizing decisions

The decision-making process applied within the Group is based on rules for the delegation of powers. These rules are regularly updated and distributed via the Authorization Rules, which define three levels of decision-making, in descending order of importance:

- Group (Group Management Committee, Executive Committee or corporate functions)
- Major Business Unit
- Business Unit

The decision-making process includes a formal requirement that those involved are to be consulted and informed. This means that the views of interested parties are sought when recommendations are being prepared. The conclusions are then submitted to the ultimate decision-maker.

Framework of general policies and procedures

The "blue book" sets out the fundamental principles and basic guidelines underpinning the Group' s internal control procedures, and refers to manuals covering each specific technical area.

This framework for the Group' s general policies and procedures cover the following:

- the internal organizational structure;
- human resources management principles and procedures;
- finance function organization and procedures;
- external services procurement organization and controls;
- the Group's information and communication systems;
- knowledge management and sharing;
- production of services in a multinational context;
- project management (sales, operational and financial).

Project risk control process

The Group has developed a formal process designed to anticipate and control risks associated with the delivery of information systems projects, from the pre-sale stage to acceptance and payment by the client.

This process differentiates between sales management controls, technical controls during the project execution phase, and financial controls.

Sales management controls

Projects are becoming ever more complex, in terms not only of size but also technical specifications, especially in outsourcing. The issues to be managed include long-term commitments, transfers of staff and/or assets, and tailored financial packages. As a result, risk monitoring is essential at all stages in the selling process, not only for new contracts but also for extensions or renewals of existing contracts.

The Group's risk analysis is based on:

- A methodological approach, which involves breaking down each business opportunity into intermediate phases. This approach provides the best means of assessing the pros and cons of submitting a bid, validating the proposed technical solutions, and developing the technical, legal and financial aspects of bids. Each phase is accompanied by a risk analysis.
- An international business opportunity management tool, used to identify projects at the earliest possible stage in the sales cycle, and to collate data on business opportunities.
- A formal process for ensuring that decisions are taken at the appropriate level for the type and size of the project. The legal affairs and risk management teams are heavily involved in the bid preparation phase; they provide assistance, review the project, and suggest measures to address all the inherent risks in the light of criteria such as:
- the size of the project;
- contractual clauses significantly at variance with Group policies and/or standards;
- complexity (international projects or tailored financial packages);
- the need for upfront financial investment.

Depending on the size and inherent risks of the project, proposals to commit to projects are authorized at Business Unit, Major Business Unit or Group level by the relevant risk management, legal affairs and finance teams, in conjunction with the managers invested with the necessary decision-making powers.

Production control and project quality control process

Technical opinions are sought during the sales phase, so that the technical solutions deployed during the production phase meet client needs. The Group's general project management policies are applied throughout the life of the project to ensure that it runs smoothly. Key features include:

- clear definition of the roles and responsibilities for execution and supervision in the production process, in particular as regards the project leader, client relationship management, billing, and joint oversight arrangements with the client;
- use of proprietary production methodologies, and procedures for calling upon the expertise of the Group's Applications Development Centers;
- commissioning of independent quality audits, where justified by the risk profile of the project and where project execution appears to be at variance with forecasts;
- measurement of client satisfaction via OTACE (On Time Above Client Expectation) surveys.

There is also a Group-wide management tool designed to monitor the main ongoing "at-risk" projects. The Major Business Units prepare a monthly report on such projects, which

are subject to risk analysis so that measures can be taken to contain the risk.

Project financial control process
Each Business Unit has project financial controllers, whose tasks include:
- financial monitoring of projects and of project development costs against the initially approved budget. Progress reports and management indicators are built into the monitoring process, which relies mainly on an analysis of the accounting impact of estimated costs to completion. These estimates are updated regularly as the project progresses.
- close control over the financial aspects of contractual commitments, in particular billings and payment milestones.

3.3. Procedures for the preparation and processing of financial and accounting information

The Group's procedures for the preparation and processing of financial and accounting information fall within the overall organizational structure of the finance function. They relate to the application of Group accounting rules, and to processes for the communication and control of accounting and management information.

Financial and accounting structure:

The operational control aspects of the Group's finance function are decentralized, with a structure that parallels the Business Unit structure. In order to safeguard the impartiality required in determining accounting results, the financial controllers of the Major Business Units report to the Group Chief Financial Officer.

The Major Business Unit financial controllers are responsible for ensuring that quality financial and accounting information is reported on time to the Group Finance Department.
Each Business Unit has its own financial controller, who reports to the Major Business Unit financial controller and is responsible for ensuring that the results of the unit's activities are accurately reported in the accounts in accordance with Group accounting rules and methods. These financial controllers also check profit estimates for ongoing projects and assess their accounting impact, make sure that services are billed and paid for, and take responsibility for the quality of the information contained in management reports and in the accounting schedules used as the basis for preparing the consolidated financial statements.

Accounting and financial procedures manual

The Group accounting and financial procedures manual defines:
- what information must be reported, and how often;
- lines of reporting;
- performance indicators;
- the applicable accounting rules.

Financial processes

In order to exercise effective control over operations, the Group has established weekly, monthly, half-yearly and annual reporting requirements for budget, forecast and accounting information.

Budget and forecasting process
The budget process is a fundamental internal control tool. It draws upon past performance, the Group's strategic priorities and expected market trends to set targets for the Major Business Units and their component Business Units.

This process is critical to the strategic management of the Group. It also makes it possible to create a substantial link between the variable portion of the compensation paid to operational managers and the attainment of budget targets.

A forecast operating statement (for a rolling 7-month period) is prepared monthly. Variances from the budget are analyzed, so that any corrective action plans can be drawn up as quickly as possible.

Reporting and accounting consolidation process
Information is organized by Business Unit (attached to Major Business Units, which are organized by geographical area) and by business line. Financial information is structured to allow revenues and costs to be split either by type or by function, to provide analyses of balance sheet items, and to measure performance indicators against budget, forecasts, and prior year.

A monthly reconciliation is performed to ensure that financial information derived from the operational reporting system is consistent with that derived from the consolidation prepared using data from the legal entities in the Group.

The list of entities to be included in the consolidation is checked at each half-yearly closing by the Group Finance Department, and validated by the Group Legal Affairs Department.

Also at each half-yearly closing, written instructions are issued. These give a timetable for period-end tasks (in particular the reconciliation of intragroup balances), highlight current accounting issues requiring attention, and describe the control procedures applied to information used for the preparation of the consolidated financial statements.

The financial consolidation process is based on the reporting of information in accounting packages, which are signed off by the person responsible for preparing them.

Statements of income, balance sheets and other key management indicators required for analytical purposes are stored in a single database administered at Group level. Access to this information system is strictly controlled, and the data held in it is covered by appropriate maintenance and back-up routines.

A monthly management report is prepared for each Major Business Unit by the manager and financial controller of the unit. This report is designed to give an explanation of performance figures, full-year forecasts and actions taken, and is submitted to the Group Management Committee.

Financial information controls

The interim and annual accounts are also subject to specific financial information controls.

Controls over interim and annual consolidated financial statements

Specific procedures are in place to ensure the accuracy of published half-year and full-year financial information. These include:
- a review with the International Legal Affairs Department of all significant transactions occurring during the period;
- procedures to identify, collate and report off balance sheet commitments and any other items liable to have a significant influence on published financial information for the period;
- a review of tax issues with the Group Tax Director;
- a detailed analysis of the statement of cash flows with the Group Treasury Manager.

The controls described above are supplemented by independent controls to verify the quality of the financial statements, carried out by internal auditors and the statutory auditors.

Internal auditors

As part of its biannual program covering the Group's Business Units, the Internal Audit function carries out controls to ensure that procedures relating to the safeguarding of assets, to the valuation of work-in-progress and trade accounts receivable, and to the recognition of liabilities are applied in accordance with the rules and methods defined by the Group. Notably, the internal audit department verifies that the Group's accounting rules and methods have been respected and are applied in a homogeneous manner in each of the Business Units and legal entities of the Group; particular attention is given to the control over the percentage of completion of projects, in order to ascertain that revenue recognition on engagements is based on rigorous and up-to-date technical assessments. The internal audit program also includes a review of procedures and controls implemented within the entities to ensure the security and validity of transactions and accounting entries.

Statutory auditors

The role of the statutory auditors includes a review of internal control procedures with an impact on the quality of the financial statements.

Communication of financial information

Communication of financial information is subject to rigorous internal control, especially as regards:
- the Annual and Half year Reports;
- financial press releases;
- meetings with analysts and investors.

- Because the Annual and Half year Reports play a major role in financial communication, and in this aspect their preparation, review and distribution are subject to particular attention and a specific control process. The Reports are prepared using project management techniques. The Finance Department acts as project manager, taking responsibility for the review process and ensuring consistency. The range and technical content of the information published in these reports mean that many players are involved in preparing them. Each of them is tasked, within their sphere of competence, with drafting one or more sections of the reports to a pre-set timetable and in compliance with legal and regulatory requirements.

- Financial press releases are reviewed and approved by the Board of Directors or the Chairman, the Chief Executive Officer and the Chief Financial Officer. Except in exceptional circumstances, they are published outside the trading hours of the Paris stock exchange.

- Meetings with analysts and investors are subject to specific preparation which is presented to the Board of Directors or the Chairman. This preparatory work is then used as the framework for the comments and explanations provided by the Chief Executive Officer and/or the Chief Financial Officer during the meetings themselves.

Rules governing share trading

The Group requires all employees to refrain from carrying out any kind of transaction involving the Company's shares during certain periods of the year. Employees are reminded of these prohibitions in writing before the start of each such period. They are also notified in writing when the period of prohibition ends.

STATUTORY AUDITORS' REPORT, PREPARED IN ACCORDANCE WITH THE FINAL PARAGRAPH OF ARTICLE L.225-235 OF THE FRENCH COMMERCIAL CODE, RELATING TO THE REPORT OF THE CHAIRMAN OF CAP GEMINI SA'S BOARD OF DIRECTORS, CONCERNING INTERNAL CONTROL PROCEDURES USED FOR THE PREPARATION AND PROCESSING OF ACCOUNTING AND FINANCIAL INFORMATION

Free translation of the original French language report.

To the shareholders of Cap Gemini S.A.,

In our capacity as Statutory Auditors of Cap Gemini S.A. (the Company) and in accordance with the final paragraph of article L.225-235 of the French Commercial Code *(Code de Commerce)*, we hereby present our report relating to the report prepared by the Chairman of the Board of Directors of the Company in accordance with article L.225-37 of the *Code de Commerce* for the year ended December 31, 2003.

Under the responsibility of the Board of Directors, the Company's management must define and implement adequate and efficient internal control procedures. In his report, the Chairman of the Board of Directors is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Board of Directors and the internal control procedures implemented within the Company.

Our responsibility is to provide you with our comments on the information and declarations contained in the Chairman's report concerning the internal control procedures relating to the preparation and processing of accounting and financial information.

In accordance with the professional guidelines applicable in France, we have examined the objectives and the general organization of the Company's internal controls and the internal control procedures relating to the preparation and processing of accounting and financial information, as presented in the Chairman's report.

As this is the first year of application for the provisions introduced by Act no. 2003-706 of August 1, 2003 and as there are no established practices in relation to the content of the report prepared by the Chairman, the said report does not contain any assessment of the adequacy and efficiency of the internal control procedures relating to the preparation and processing of accounting and financial information. Therefore, this limitation also applies to the scope of our work and to the content of our report.

Taking into account the above-mentioned limitation and based on the procedures we carried out, we have no comments to make on the information and declarations concerning the Company's internal control procedures relating to the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Board of Directors, prepared in accordance with the final paragraph of article L.225-37 of the *Code de Commerce*.

Paris, February 26, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard Rascle

KPMG Audit
Department of KPMG S.A.

Jean-Luc Decornoy
Partner

Frédéric Quelin
Partner

GROUP CONSOLIDATED FINANCIAL STATEMENTS

STATUTORY AUDITORS' REPORT

ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003

Free translation of the original French language report.

To the shareholders of CAP GEMINI SA,

In compliance with the assignment entrusted to us by your Annual Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Cap Gemini S.A. and subsidiaries, for the year ended December 31, 2003.

These consolidated financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of Cap Gemini S.A. and its subsidiaries' financial position and their assets and liabilities as of December 31, 2003, and of the results of their operations for the year then ended, in accordance with French accounting principles and regulations.

Justification of our assessments

In accordance with the obligation to justify our assessments set down in article L.225-235 of the French Commercial Code (*Code de Commerce*), applicable for the first time to this financial year, we draw your attention to the matters set out below which contribute to the opinion expressed above in relation to the consolidated financial statements taken as a whole:

- Note 1 j) to the consolidated financial statements describes the method used to recognise revenues from long-term fixed price contracts, which involves the use of estimates.
  As part of our assessment of the Group's accounting methods and policies, we verified that the methods used were appropriate. We also ensured that they had been correctly applied and that the estimates used were reasonable.
- A deferred tax asset of €774 million is recorded in the consolidated balance sheet at December 31, 2003. Note 20 to the consolidated financial statements describes the methods used to determine this asset.
  As part of our assessments, we verified whether the data and assumptions used to determine this deferred tax asset were consistent overall.
- Net intangible assets recorded in the consolidated balance sheet include €1,783 million of unamortized market share and goodwill amortized over a maximum of 40 years.
  The accounting principles used and the methods applied by the Group to determine the value in use of these intangible assets are described in notes 1 d) and 9 to the consolidated financial statements.
  As part of our assessments, we verified whether the approach applied was correct and that the assumptions used and resulting valuations were consistent overall.

Specific verifications

We have also reviewed the information given in the Management Report of the Board of Directors. We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

Paris, February 26, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit	KPMG Audit *Department of KPMG S.A.*	
Bernard Rascle	Jean-Luc Decornoy Partner	Frédéric Quelin Partner

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

in millions of euros	*Notes*	2001 Amount	2001 %	2002 Amount	2002 %	2003 Amount	2003 %
OPERATING REVENUE	3	8,416	100.0	7,047	100.0	5,754	100.0
Cost of services rendered	4	5,664	67.3	4,742	67.3	3,934	68.4
Selling expenses	4	813	9.7	892	12.7	662	11.5
General and administrative expenses	4	1,516	18.0	1,299	18.4	1,003	17.4
OPERATING INCOME		423	5.0	114	1.6	155	2.7
Interest income and expense (net)	5	6	0.1	(1)	0.0	(14)	(0.2)
Other revenues and expenses (net)	6	(159)	(1.9)	(503)	(7.1)	(251)	(4.4)
INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES BEFORE TAX		270	3.2	(390)	(5.5)	(110)	(1.9)
Income tax	7	(84)	(1.0)	(6)	(0.1)	(47)	(0.8)
NET INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES BEFORE AMORTIZATION OF GOODWILL AND WRITE-DOWN OF MARKET SHARE		186	2.2	(396)	(5.6)	(157)	(2.7)
Equity in net results of affiliates		(3)	0.0	(2)	0.0	(1)	(0.0)
Minority interests		-	-	7	0.1	(1)	(0.0)
NET INCOME/(LOSS) BEFORE AMORTIZATION OF GOODWILL AND WRITE-DOWN OF MARKET SHARE		183	2.2	(391)	(5.5)	(159)	(2.7)
Amortization of goodwill and write-down of market share	8	(31)	(0.4)	(123)	(1.8)	(38)	(0.7)
NET INCOME/(LOSS)		152	1.8	(514)	(7.3)	(197)	(3.4)

	Notes	2001	2002	2003
AVERAGE NUMBER OF SHARES		124,799,003	125,420,369	125,785,036
Weighted average number of potential dilutive shares (options)		2,715,671	1,307,299	559,468
ADJUSTED AVERAGE NUMBER OF SHARES		127,514,674	126,727,668	126,344,504
NUMBER OF SHARES AS OF DECEMBER 31		125,244,256	125,479,105	131,165,349
Net income/(loss)	1.o	152	(514)	(197)
Primary earnings/(loss) per share (in €) (1)	1.o	1.22	(4.10)	(1.57)
Diluted earnings/(loss) per share (in €) (2)	1.o	1.20	(4.10)	(1.57)
Primary earnings/(loss) per share (in €) (3)	1.o	1.22	(4.10)	(1.50)

(1) Earnings/(loss) per share based on average number of shares
(2) Earnings/(loss) per share based on adjusted average number of shares (except for 2002 and 2003 when the Group incurred a loss and diluted loss per share is therefore the same as the primary loss per share)
(3) Earnings/(loss) per share based on number of shares as of December 31.

The consolidated statements of income do not include the activities of Transiciel which was fully consolidated at December 31, 2003.

In 2003, the Group had a consolidated net loss of €196 million after amortization of goodwill but before minority interests, representing a negative margin of 3.4% on operating revenue. The net loss after amortization of goodwill but before minority interests came to €521 million in 2002, representing a negative margin of 7.4% on operating revenue. In 2001, the Group had net income of €152 million after amortization of goodwill but before minority interests, representing 1.8% of operating revenue.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001, 2002 AND 2003

in millions of euros	*Notes*	2001	2002	2003
ASSETS				
Intangible assets	9	1,830	1,628	1,849
Property, plant and equipment	10	490	512	471
Investments	11	89	85	88
TOTAL FIXED ASSETS		2,409	2,225	2,408
Long-term deferred tax assets	20	863	687	671
TOTAL NON-CURRENT ASSETS		3,272	2,912	3,079
Accounts and notes receivable, (net)	12	2,176	1,633	1,411
Other receivables	13	322	455	320
Financial receivables and short-term investments	15	503	490	929
Cash	15	484	372	292
TOTAL CURRENT ASSETS		3,485	2,950	2,952
TOTAL ASSETS		6,757	5,862	6,031
Commitments received from third parties	21	4	5	9

in millions of euros	*Notes*	2001	2002	2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
Share capital		1,002	1,004	1,049
Additional paid-in capital		2,112	2,063	2,220
Retained earnings		1,189	438	82
TOTAL SHAREHOLDERS' EQUITY	14	4,303	3,505	3,351
Minority interests	14	39	29	-
SHAREHOLDERS' EQUITY, INCLUDING MINORITY INTERESTS	14	4,342	3,534	3,351
Long-term debt	15	120	155	722
Provisions and other long-term liabilities	16	237	252	258
TOTAL LONG-TERM LIABILITIES		357	407	980
Short-term debt and bank overdrafts	15	169	242	233
Accounts and notes payable (net)	17	1,709	1,620	1,384
Other payables	18	180	59	83
TOTAL CURRENT LIABILITIES		2,058	1,921	1,700
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,757	5,862	6,031
Commitments given to third parties	21	1,365	1,298	1,343

NET CASH AND CASH EQUIVALENTS	15	698	465	266

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

in millions of euros	2001	2002	(*) 2003
OPERATING ACTIVITIES			
Net income/(loss)	152	(514)	(197)
Minority interests and equity in the results of affiliates	-	(5)	2
NET INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES	152	(519)	(195)
Adjustments to reconcile net income/(loss) of fully consolidated companies to cash generated by operations:			
Depreciation, amortization and write-down of market share	217	325	207
Provisions	44	30	19
Changes in deferred taxes	(62)	61	9
(Gains)/losses on disposals of assets	(57)	3	20
Other	4	(14)	6
CASH FLOWS OF FULLY CONSOLIDATED COMPANIES (I)	298	(114)	66
Cash flows related to:			
- Accounts and notes receivable (net) (A)	82	531	342
- Accounts and notes payable (net) (B)	(196)	36	(137)
- Other receivables and payables (C)	165	(382)	(198)
- Net impact of the sale of a carry-back tax credit (D)	-	-	74
NET MOVEMENT IN WORKING CAPITAL (II=A+B+C+D)	51	185	81
NET CASH PROVIDED BY OPERATIONS (III=I+II)	349	71	147
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment and intangible fixed assets	(295)	(278)	(151)
Disposals of property, plant and equipment and intangible fixed assets	132	42	5
	(163)	(236)	(146)
Acquisitions of investments	(267)	(16)	(41)
Disposals of investments	14	1	2
Dividends received from non-consolidated companies	-	1	1
	(253)	(14)	(38)
Effect of changes in Group structure	22	13	(*) 28
NET CASH USED BY INVESTING ACTIVITIES (IV)	(394)	(237)	(156)
FINANCING ACTIVITIES			
Increase in share capital *(including exercise of stock options)*	30	12	1
Dividends paid to parent company shareholders	(149)	(50)	-
Dividends paid to minority shareholders of consolidated companies	(4)	(1)	-
Issuance of convertible/exchangeable bonds (OCEANE)	-	-	460
Net change in borrowings	22	128	6
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES (V)	(101)	89	467
CHANGE IN CASH AND CASH EQUIVALENTS (III+IV+V)	(146)	(77)	458
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,003	875	762
CASH AND CASH EQUIVALENTS AT END OF YEAR	875	762	1,190
Effect of exchange rate movements on cash and cash equivalents	18	(36)	(30)
CHANGE IN CASH AND CASH EQUIVALENTS	(146)	(77)	458

(*) The consolidated statements of cash flows do not include cash flows relating to the activities of Transiciel, which was fully consolidated on December 31, 2003. However, its cash position at the acquisition date is presented under "Effect of changes in Group structure" in "Investing Activities".

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

in millions of euros	Number of shares	Share capital	Additional paid-in capital	Treasury stock (1)	Retained earnings	Translation adjustments	Share-holders' equity
AS OF JANUARY 1, 2001	124,305,544	995	2,073	(33)	1,046	67	4,148
Increase in share capital upon exercise of options	1,147,082	9	21	-	-	-	30
Acquisition of the Ernst & Young consulting businesses (2)	-	-	49	-	-	-	49
Dividends paid	-	-	-	-	(149)	-	(149)
Elimination of treasury stock (39,486 shares) returned to the Company in 2001	-	-	3	(5)	-	-	(2)
Cancellation of Cap Gemini S.A. shares (208,370 shares)	(208,370)	(2)	(34)	36	-	-	-
Dividend equalization tax for 2000					(15)		(15)
Translation adjustments	-	-	-	-	-	90	90
Net income for 2001	-	-	-	-	152	-	152
AS OF DECEMBER 31, 2001	125,244,256	1,002	2,112	(2)	1,034	157	4,303
Increase in share capital upon exercise of options	472,201	4	8	-	-	-	12
Elimination of treasury stock (256,885 shares) returned to the Company in 2002	-	-	12	(19)	-	-	(7)
Cancellation of Cap Gemini S.A. shares (237,352 shares) (3)	(237,352)	(2)	(18)	20	-	-	-
Acquisition of the Ernst & Young consulting businesses	-	-	(1)	-	-	-	(1)
Dividends paid	-	-	(50)	-	-	-	(50)
Translation adjustments	-	-	-	-	-	(238)	(238)
Net loss for 2002	-	-	-	-	(514)	-	(514)
AS OF DECEMBER 31, 2002	125,479,105	1,004	2,063	(1)	520	(81)	3,505
Increase in share capital upon exercise of options	38,300	-	1	-	-	-	1
Net increase in share capital for the acquisition of Transiciel (4)	5,689,304	45	152	-	-	-	197
Elimination of treasury stock (209,477 shares) returned to the Company in 2003	-	-	4	(5)	-	-	(1)
Cancellation of Cap Gemini S.A. shares (41,360 shares) (5)	(41,360)	-	(1)	1	-	-	-
Acquisition of the Ernst & Young consulting businesses	-	-	1	-	-	-	1
Translation adjustments	-	-	-	-	-	(155)	(155)
Net loss for 2003	-	-	-	-	(197)	-	(197)
AS OF DECEMBER 31, 2003	131,165,349	1,049	2,220	(5)	323	(236)	3,351

(1) See note 1.g.

(2) The €49 million increase in additional paid-in capital reflects the reversal of excess provisions recorded in Ernst & Young's opening balance sheet at May 23, 2000 as well as an adjustment to Ernst & Young's opening shareholders' equity at that date.

(3) Representing 23,654 Cap Gemini S.A. shares returned to the Company as of December 31, 2001 by former Ernst & Young partners, plus 213,698 shares received in first half 2002.

(4) Further to the public exchange offer launched on October 20, 2003 for Transiciel shares, the Group's interest in this company amounted to 93.32% as of December 31, 2003 and 96.71% as of February 10, 2004.

(5) Representing 41,360 Cap Gemini S.A. shares returned to the Company as of December 31, 2002 by former Ernst & Young partners.

NOTE 1 ~ ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles applicable as of December 31, 2003, including Accounting Standards Committee (CRC) standard 99-02 approved on June 22, 1999.

The main accounting policies applied by the Group are as follows:

a) Consolidation methods

The accounts of Cap Gemini S.A. and its significant directly or indirectly fully-controlled subsidiaries are fully consolidated. Prior to consolidation, the financial statements of subsidiaries are restated to comply with Group accounting policies. Minority interests are shown separately and are analyzed in Note 14.c. The acquisition of the Ernst & Young consulting businesses on May 23, 2000 has been accounted for in the consolidated financial statements by the alternative method ("méthode dérogatoire") provided for in section 215 of CRC standard 99-02.

Investments in companies which Cap Gemini S.A. directly or indirectly controls jointly with a limited number of other shareholders are accounted for by the method of proportional consolidation. This method consists of consolidating the income and expenses, assets and liabilities of jointly-controlled companies, line by line, based on the Group's percentage interest in their capital. Information concerning jointly-controlled companies is provided in Note 25.

Investments in affiliated companies over whose management Cap Gemini S.A. exercises significant influence, without however exercising full or joint control, are accounted for by the equity method. This method consists of replacing the cost of the shares with an amount corresponding to the Group's equity in the underlying net assets and of recording in the income statement the Group's equity in net income.

Investments in dormant companies meeting the criteria mentioned above are not included in the consolidated financial statements because their consolidation would not have a material effect on the Group's consolidated assets and liabilities or the results of its operations.

The scope of consolidation is given in Note 27.

All other investments are stated at the lower of cost or fair value to the Group.

All consolidated companies had a December 31, 2003 year-end.

Intercompany transactions are eliminated on consolidation.

The Group does not have any special purpose entities.

b) Use of estimates

The preparation of the financial statements involves the use of estimates and assumptions which may have an impact on the reported values of assets and liabilities at the year-end or of certain items of income and expense for the year. Estimates are based on economic data which are likely to vary over time and are subject to a degree of uncertainty.

c) Foreign currency translation

The 2001, 2002 and 2003 consolidated financial statements were prepared in euros.

The balance sheets of foreign subsidiaries are translated into euros at year-end rates of exchange with the exception of shareholders' equity accounts, which are kept at their historical values. Statements of income of foreign subsidiaries are translated into euros at the annual weighted average rates of exchange. Differences arising from the translation of net income at different rates are directly allocated to retained earnings and have no impact on the statement of income.

Exchange differences arising on monetary items which form an integral part of the net investment in foreign subsidiaries are allocated to cumulative translation adjustment, in an amount net of tax.

The principle exchange rates used to convert foreign currency amounts into euros are as follows:

	Average rates for the year			Rates as of December 31		
	2001	2002	2003	2001	2002	2003
US dollar	1.11735	1.06163	0.88582	1.13469	0.95356	0.79176
Pound sterling	1.60836	1.59093	1.44597	1.64339	1.53728	1.41884
Canadian dollar	0.72180	0.67607	0.63237	0.71040	0.60423	0.61599
Swedish krona	0.10812	0.10919	0.10961	0.10751	0.10926	0.11013
Australian dollar	0.57783	0.57652	0.57592	0.57870	0.53891	0.59517
Norwegian krona	0.12426	0.13324	0.12519	0.12576	0.13745	0.11885
Japanese yen (100)	0.93282	0.84745	0.76413	0.86708	0.80390	0.74105

d) Intangible assets

MARKET SHARE

When the acquisition of companies allows the Group to obtain a significant share of a specific market, identifiable market share is recorded as an intangible asset in the consolidated balance sheet at fair value.

Such market share is valued as of the date of acquisition in relation to economic data with reference to activity and profitability indicators.

In view of its nature, acquired market share is not amortized.

GOODWILL

Goodwill consists of the excess of the cost of shares in companies consolidated or accounted for by the equity method over the Group's equity in the fair value of the identifiable assets and liabilities acquired – including market share – as of the date of the acquisition. Goodwill is amortized over a maximum of 40 years.

As allowed under French accounting standards applicable as of the transaction date (article 248-3 of the Decree of February 17, 1986) and as specified by the *"Commission des Opérations de Bourse"* (French Stock Exchange Commission), the goodwill created upon the acquisition of 37.5% of Cap Gemini NV share capital by exchange of shares in July and August 1999 was not amortized and was written off against the premium on the shares issued in exchange for the Cap Gemini NV shares.

The acquisition of the Ernst & Young consulting businesses on May 23, 2000 has been accounted for in the consolidated financial statements by the alternative method *"méthode dérogatoire"* provided for in section 215 of CRC standard 99-02. Consequently no goodwill is recorded under assets in respect of this acquisition.

VALUATION OF MARKET SHARE AND GOODWILL

Wherever there is an indication that goodwill or market share may be impaired, and at each fiscal year end, the recoverable amount of the asset is estimated by comparing the net book value with its market value or fair value to the Group (value in use). Market value is calculated using revenue multiples. Fair value to the Group (value in use) is calculated using the discounted cash flows method. When the estimated recoverable amount is deemed to be significantly lower than the net book value, an impairment loss is recognized. The Company has not opted for early adoption of CRC standard 2002-10, issued on December 12, 2002, relating to the depreciation/amortization and impairment of assets.

COMPUTER SOFTWARE

Computer software and user rights acquired on an unrestricted ownership basis, as well as software developed for in-house purposes, which have a positive, lasting and quantifiable effect on future results, are capitalized and amortized over three to five years. They are stated at the lower of cost or fair value to the Group.

e) Property, plant and equipment

Property, plant and equipment are carried in the balance sheet at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets concerned.

The most commonly adopted useful lives are the following:

Buildings	20 to 40 years
Fixtures and fittings	10 years
Computer equipment	3 to 5 years
Office furniture and equipment	5 to 10 years
Vehicles	5 years
Other equipment	5 years

f) Shares in non-consolidated companies

The Group holds shares in certain companies over whose management it does not exercise significant influence or control. These shares mainly comprise long-term investments in the form of strategic alliances with the companies concerned. These shares are carried in the balance sheet at the lower of cost or fair value to the Group.

g) Treasury stock

Cap Gemini S.A. shares held by the Company are shown as a deduction from consolidated shareholders' equity.

h) Deferred taxation

Deferred taxes are recorded in the statement of income and balance sheet to take into account temporary differences between the book values of certain assets and liabilities and their tax basis. The accounting treatment of deferred taxes arising in connection with the acquisition of the Ernst & Young consulting businesses is explained in Note 20.

In accordance with the liability method, deferred taxes are computed at the latest known tax rate as of the year-end. The impact of possible changes in tax rates on deferred taxes accounted for previously is included in the statement of income for the year in which these rate changes become effective.

A deferred tax asset is recognized in respect of tax losses after deduction of any deferred tax liabilities. Deferred tax assets are written down to their recoverable value when tax loss carry-forwards are not expected to be utilized. Deferred tax assets and liabilities are discounted where the impact of discounting is material and where the timing of utilization can be reliably determined.

i) Finance leases

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee. When a fixed asset is held under a finance lease, its value is restated as an asset and the present value, at the beginning of the lease term, of future minimum lease payments during the lease term is recorded as an obligation. The asset is depreciated over its useful life in accordance with Group policy and the obligation is amortized over the lease term.

j) Revenue recognition on long-term contracts

Revenues from long-term fixed price contracts, including systems development and integration contracts, are recognized under the percentage-of-completion method. Under this method, revenue is recognized as work on the contract progresses. Revenues from these contracts are included in trade accounts receivable in the balance sheet when invoiced to customers, and in accrued income when they are not yet invoiced. If necessary, a provision is made for forecast losses on completion.

Revenues from outsourcing contracts are recognized as the services are rendered. These services are generally invoiced on a monthly basis. For contracts including project development and outsourcing, the different components included therein are identified (project, outsourcing) so that revenues can be booked based on their type.

Revenues from time and materials contracts are recognized as services are rendered.

"Accounts and notes receivable, (net)" corresponds primarily to trade accounts receivable less advances received from customers.

k) Marketable securities

Marketable securities are stated at the lower of their aggregate cost or market value. In the case of quoted securities, the market value corresponds to the quoted market price as of the balance sheet date.

l) Retirement benefits

Group employees are covered by defined contribution or defined benefit plans set up in accordance with the regulations and practices in force in the countries in which the Group operates.

Defined contribution plans are funded by contributions paid by employees and Group companies to the organizations responsible for managing the plans.

Defined benefit plans:
- unfunded plans are plans where benefits are paid directly by the Group. The related obligation is covered by a provision corresponding to the discounted present value of future benefit payments. Estimates are based on regularly reviewed internal and external parameters;
- funded plans are plans where the benefit obligation is covered by external funds. Group contributions to these external funds are made in accordance with the specific regulations in force in each country.

m) Financial instruments

Gains and losses on hedging instruments are recognized on a symmetrical basis with the loss or gain on the hedged items.

The fair value of financial instruments is estimated based on market prices or data supplied by the banks.

n) Statement of income

Income and expenses are analyzed in the consolidated statement of income based on cost accounting principles which reflect the specific nature of the Group's business, as follows:
- cost of services rendered: expenses required to carry out projects.
- selling expenses: expenses incurred by the Group in relation to its sales activity.
- general and administrative expenses: expenses relating to Group administration.

These three items correspond to operating expenses which are deducted from operating revenue to obtain operating income.

Net income is then obtained by taking into account the following items:
- Net interest income/(expense) which corresponds to interest income from short-term investments less interest on long and short-term debt,
- Other revenues and expenses, which include primarily:
  - exchange differences,
  - gains and losses on disposals of assets and businesses,
  - dividends received from non-consolidated companies,
  - non-recurring charges and provisions (restructuring costs, office closures, new business integration costs etc.).
- Income taxes, equity in the results of affiliates, minority interests, and amortization of goodwill and write-down of market share (market share have been grouped together with goodwill because of their similar characteristics).

Net income/(loss) before minority interests but after amortization of goodwill is provided in a note after the statement of income.

o) Earnings per share

Net earnings per common share are calculated as follows:
- primary earnings per share: on the basis of the average number of shares outstanding during the year, after deduction of treasury stock held as of December 31;
- diluted earnings per share: on the basis of the average weighted number of shares outstanding during the year, after deduction of treasury stock, plus the number of potential dilutive shares related to options granted to employees of the Group (Note 14.b), OCEANE convertible/exchangeable bonds and equity warrants (see Note 21 – Commitments received from and given to third parties), calculated based on a fair value determined using the average share price for the year. The weighted average number of shares is calculated on the basis of the date of issue of shares during the year. The number of potential dilutive shares does not include those related to out-of-the money instruments. Net income is adjusted for the potential impact of these dilutive shares. If the Group makes a loss, diluted loss per share is considered to be the same as the primary loss per share.
- earnings per share based on the number of shares as of December 31: on the basis of the number of shares outstanding as of December 31 (including treasury stock at that date).

p) Net cash and cash equivalents

Net cash and cash equivalents comprise cash and cash equivalents less short-term and long-term debt.
Cash and cash equivalents correspond to financial receivables, short-term investments and cash, less bank overdrafts.

q) Consolidated statement of cash flows

The consolidated statement of cash flows details cash provided and used by operating, investing and financing activities.

r) Segment information

The Group operates primarily in Europe, North America and the Asia-Pacific region. The Group's business consists of consulting, system integration, outsourcing and local technical assistance services.

The Group manages its operations based on geographic areas, business segments and disciplines. Only the geographic entities constitute profit centers for which detailed performance measurements exist. A segment analysis of 2003 operating revenue, operating income, fixed assets and accounts and notes receivable is provided in Note 24.

NOTE 2 – CHANGES IN GROUP STRUCTURE IN 2001, 2002 AND 2003

a) 2001

The main changes in the scope of consolidation in 2001 were as follows:

- In Benelux, on April 28, 2001 Cap Gemini S.A. acquired a further 5.6% stake in its subsidiary Cap Gemini NV for an amount of €164 million, increasing its total interest in the company to 99.8%. The remaining shares in the company were acquired in August 2002, increasing the Group's stake to 100%. Cap Gemini NV was delisted from the Amsterdam stock market in 2001.
- In Germany, on July 1, 2001, Synergis – a 51%-owned fully consolidated subsidiary – was merged with Gedos, a non-Group company. The Group has a 25% interest in the new entity IS Energy, which has been proportionally consolidated as from the second half of 2001.

b) 2002

The main changes in the scope of consolidation in 2002 were as follows:

- North American operations are organized around Cap Gemini North America Inc., a US company which holds all of the Group's subsidiaries in this region. Changes in Group structure in North America were as follows: in September 2002, the Group set up a new entity called Cap Gemini Technologies LLC which is wholly-owned and fully consolidated. In Canada, New Horizons System Solutions LLP and New Horizons System Solutions Inc. – which were both 49%-owned and proportionally consolidated as of December 31, 2001 – are wholly-owned and were fully consolidated in the financial statements as of December 31, 2002.
- In Germany, the Group's entire interest in Media & Research GmbH – a company which was wholly-owned and fully consolidated as of December 31, 2001 – was sold on July 31, 2002.
- In France, the Group acquired interests in Agrostar on January 1, 2002 and Pierre Fabre Informatique S.A. on September 1, 2002. Agrostar, 19%-owned, is accounted for by the equity method. Pierre Fabre Informatique S.A., 51%-owned, is fully consolidated.
- As part of an internal reorganization program, on January 1, 2002, the Group created a new wholly-owned entity, Sogeti, specializing in local technical assistance services. Sogeti has operations in Europe (France, Switzerland, Germany, Belgium, Sweden and the Netherlands) and North America.
- The Group's captive insurance company set up in 2001 was fully consolidated in the financial statements for the year ended December 31, 2002.
- In December 2002, the Group sold its New-Zealand based subsidiary – which had 2002 revenues of €11 million – to local management. They then set up an independent company with which the Group has signed a partnership agreement as well as a one-year license agreement, renewable for subsequent one-year periods, granting the new company the right to use certain Group logos and services.

c) 2003

The main changes in the scope of consolidation in 2003 were as follows:

- On September 4, 2003, Cap Gemini S.A. acquired Cisco Systems' 4.84% minority interest in Cap Gemini Telecom S.A, raising its stake in that company to 100%.
- Further to the public exchange offer launched on October 20, 2003 for Transiciel shares, the Group's interest in this company was increased to 93.32% as of December 31, 2003. Transiciel is a European consultancy firm specializing in high technology, integration of management systems, outsourcing and administration of systems and networks. The Transiciel group – which operates principally in France, the Benelux countries and Spain – had revenues of €496 million in 2003, operating income of €20 million and a €64 million net loss. The public exchange offer for Transiciel was approved by Cap Gemini S.A.'s Extraordinary Shareholders' Meeting which took place on December 18, 2003, with the payment/delivery date for the related shares set at December 24, 2003. The Transiciel group was fully consolidated as of December 31, 2003. As a consequence, the acquisition had no impact on the consolidated income statement for 2003. Material balance sheet impacts are described in the related notes to the financial statements.

NOTE 3 - OPERATING REVENUE

Operating revenue by geographic area can be analyzed as follows:

OPERATING REVENUE	2001		2002		2003	
in millions of euros	Amount	%	Amount	%	Amount	%
North America	2,848	34	2,258	32	1,715	30
United Kingdom and Ireland	1,414	17	1,223	17	1,016	18
Nordic countries	577	7	469	7	377	6
Benelux	1,036	12	925	13	762	13
Germany and Central Europe	519	6	458	6	437	8
France	1,367	16	1,247	18	1,066	18
Southern Europe	439	5	327	5	285	5
Asia-Pacific	216	3	140	2	96	2
TOTAL	8,416	100	7,047	100	5,754	100

NOTE 4 - OPERATING EXPENSES

Operating expenses consist primarily of payroll costs and travel expenses, which can be analyzed as follows:

in millions of euros	2001	2002	2003
Payroll costs	4,941	4,249	3,672
Travel expenses	596	505	350
TOTAL	5,537	4,754	4,022
As a % of total operating expenses	69%	69%	72%
As a % of total operating revenue	66%	67%	70%
Average number of employees	59,906	54,882	49,805

NOTE 5 - INTEREST INCOME AND EXPENSE (NET)

Interest income and expense, (net) can be analyzed as follows:

in millions of euros	2001	2002	2003
Interest income from short-term investments	31	24	22
Interest on debt	(26)	(29)	(38)
Other	1	4	2
TOTAL	6	(1)	(14)

Changes in interest income and expense (net) between 2002 and 2003 reflect :

- for approximately half of the total difference, a reduction in the Group's net cash and cash equivalents, and reduced interest income on investments due to lower interest rates during the year,
- for the remaining half of the total difference, the combined effect of (i) the carrying cost relating to the OCEANE convertible/exchangeable bonds issued during the year (difference between interest on the OCEANEs and the interest on investments of the proceeds of the bond issue) (See Note 15), (ii) costs relating to the finance leases for the refinancing at year end 2002 of the Group's new University and (iii) an increase in costs relating to the French employee profit-sharing scheme.

NOTE 6 - OTHER REVENUES AND EXPENSES (NET)

Other revenues and expenses, (net) can be analyzed as follows:

in millions of euros	2001	2002	2003
Restructuring costs	(181)	(463)	(211)
Net impact of the sale of a carry-back tax credit	-	-	(16)
Gains/(losses) on disposals of shares and businesses	37	7	4
Gains/(losses) on disposals of intangible assets and property, plant and equipment	20	(3)	(1)
Write-downs of shares in non-consolidated companies	(18)	-	-
Write-downs of property, plant and equipment	-	(10)	-
Gains/(losses) on financial receivables	-	(11)	2
Foreign exchange gains/(losses) (net)	(2)	(3)	(11)
Other (net)	(15)	(20)	(18)
TOTAL	(159)	(503)	(251)

In 2003, the Group decided to record the impact of discounting long-term deferred tax assets under income tax. Therefore, 2002 and 2001 figures for "Other revenues and expenses, (net)" and "Income tax" have been adjusted to reflect this decision.

Restructuring costs principally correspond to:

- **2001**: the cutback in the workforce of approximately 5,400 employees, mainly in the United States, the United Kingdom, Nordic countries and across all of the Group's telecoms businesses.
- **2002**: restructuring measures which break down as follows:
  - €359 million in costs relating to workforce reduction measures involving 5,855 employees, mainly in North America, the United Kingdom, Nordic countries, the Benelux countries and Southern Europe,
  - €104 million in other costs mainly relating to measures taken to streamline the Group's real estate assets, launched at the end of the first-half of 2002 following the workforce reductions.
- **2003**: continued restructuring measures representing costs of €211 million, corresponding to:
  - €141 million directly related to staff cutbacks (3,047 employees), carried out primarily in France, North America, the Nordic countries, Spain and Portugal, and the Benelux countries,
  - €70 million in other costs, mainly relating to the continuation of the measures launched in 2002 to streamline the Group's real estate assets. These costs primarily concern the United Kingdom, France, Germany and Central Europe, North America, and Spain and Portugal.

The net impact of the sale of a carry-back tax credit relates to:

- **2003**: a charge relating to the sale of a €90 million carry-back tax credit to a credit institution (see Note 7 "Income tax").

Write-downs of property, plant and equipment represent:

- **2002**: an exceptional write-down of the value of a property in Behoust previously used as the premises of the Group University. Other uses for the property are being considered following the 2003 opening of the new University at the "Les Fontaines" site in Gouvieux, north of Paris.

Other (net):

- In **2003**: the Group had to book additional expenses for Spain and Portugal following the findings of studies carried out by the internal audit department. The related amount (€17 million), which concerned accounting periods prior to 2003, was recorded as an exceptional expense under "Other revenues and expenses, (net)" in the consolidated statement of income, in accordance with Group accounting policies.

NOTE 7 - INCOME TAX

Income taxes can be analyzed as follows:

in millions of euros	2001	2002	2003
Current income taxes	(166)	55	(38)
Deferred taxes (*)	82	(61)	(9)
TOTAL	(84)	(6)	(47)

(*) including the impact of the change in classification for discounting long-term deferred tax assets (see Note 6).

Effective rate of income tax

- In **2003,** the Group's average effective tax rate was 42.3% of pre-tax income.

The Cap Gemini Ernst & Young Group operates in countries with different tax regimes and the effective rate of income tax therefore varies from one year to another, based on changes in each country's contribution to consolidated earnings. The effective rate of income tax is also significantly affected by changes in deferred tax assets recognized in relation to tax loss carry-forwards available to the Group.

The difference between the French standard rate of income tax and the effective tax rate of the Group can be analyzed as follows:

in millions of euros	2001	2002	2003
STANDARD TAX RATE IN FRANCE (%)	36.4	35.4	35.4
TAX (EXPENSE)/INCOME AT THE STANDARD RATE	(98)	138	39
Impact of:			
Deferred tax assets not recognized or written down on tax-loss carry-forwards	-	(115)	(207)
Impact of adjustment to deferred taxes related to the acquisition of Ernst & Young in North America	24	(318)	(93)
Impact of adjustment to deferred taxes recognized in France as a result of the reorganization of North American operations	-	363	225
Difference in tax rates between countries	(8)	(16)	(2)
Permanent differences and other items	(2)	(58)	(9)
TAX (EXPENSE)/INCOME AT THE EFFECTIVE RATE	(84)	(6)	(47)
EFFECTIVE RATE OF INCOME TAX (%)	31.1	(1.5)	(42.3)

In 2003, the Group's effective tax rate is principally due to the combined effect of:

- the write-down of deferred tax assets as well as unrecognized deferred taxes, primarily in North America (€117 million), Southern Europe (€49 million), the Nordic countries (€24 million) and Central Europe (€15 million),
- €93 million (net of the €27 million positive discounting effect) recorded against the deferred tax asset recognized in relation to the acquisition of Ernst & Young in North America,
- an additional recognition in France of deferred tax assets (€208 million) in relation to the net short-term capital loss on the reorganization of the Group's North American operations. This amount, recorded to adjust the value of this deferred tax asset using the parameters described in Note 20, is net of a €98 million negative discounting effect and €17 million offset against taxable income for 2003,
- permanent differences and other items arising in 2003, including:
  - taxes not based on taxable income, mainly in North America and Italy,
  - permanent differences, mainly in concerning North America, the United Kingdom and the Benelux countries.

During 2001, 2002 and 2003, several subsidiaries were subject to tax audits. The subsidiaries concerned have challenged a number of the proposed reassessments.

French tax losses arising in 2002 and available to be carried back against prior years' taxable income gave rise to carry-back tax credits. On June 26, 2003, Cap Gemini S.A. sold to a credit institution a €90 million carry-back tax credit for €74 million. The cost of this sale was recorded under other revenues and expenses (see Note 6).

NOTE 8 - **AMORTIZATION OF GOODWILL AND WRITE-DOWN OF MARKET SHARE**

in millions of euros	2001	2002	2003
Amortization of goodwill	(31)	(39)	(38)
Write-down of market share	-	(84)	-
TOTAL	(31)	(123)	(38)

In 2002, the €84 million in write-downs of market share primarily related to an exceptional €81 million write-down in relation to the Group's Telecoms operations in North America.

NOTE 9 - **INTANGIBLE ASSETS**

Changes in intangible assets in 2001, 2002 and 2003 can be analyzed as follows by type of asset:

in millions of euros	Market share	Goodwill	Other intangible assets	TOTAL
GROSS VALUE				
AS OF JANUARY 1, 2001	840	985	175	2,000
Translation adjustments	18	18	2	38
Acquisitions	-	153	43	196
Disposals	-	-	(4)	(4)
Changes in Group structure	-	35	11	46
AS OF DECEMBER 31, 2001	858	1,191	227	2,276
Translation adjustments	(58)	(58)	(12)	(128)
Acquisitions	-	22	35	57
Disposals	-	(1)	(12)	(13)
Changes in Group structure	-	4	(10)	(6)
AS OF DECEMBER 31, 2002	800	1,158	228	2,186
Translation adjustments	(58)	(56)	(11)	(125)
Acquisitions	-	-	30	30
Disposals	-	(7)	(11)	(18)
Changes in Group structure	-	347	4	351
AS OF DECEMBER 31, 2003	742	1,442	240	2,424
ACCUMULATED AMORTIZATION				
AS OF JANUARY 1, 2001	-	(276)	(78)	(354)
Translation adjustments	-	(6)	(1)	(7)
Additions	-	(31)	(40)	(71)
Reversals	-	-	4	4
Changes in Group structure	-	-	(18)	(18)
AS OF DECEMBER 31, 2001	-	(313)	(133)	(446)
Translation adjustments	8	22	8	38
Additions	(84)	(39)	(48)	(171)
Reversals	-	-	11	11
Changes in Group structure	-	1	9	10
AS OF DECEMBER 31, 2002	(76)	(329)	(153)	(558)
Translation adjustments	12	21	9	42
Additions	-	(38)	(35)	(73)
Reversals	-	9	10	19
Changes in Group structure	-	-	(5)	(5)
AS OF DECEMBER 31, 2003	(64)	(337)	(174)	(575)
NET BOOK VALUE				
As of January 1, 2001	840	709	97	1,646
As of December 31, 2001	858	878	94	1,830
As of December 31, 2002	724	829	75	1,628
AS OF DECEMBER 31, 2003	678	1,105	66	1,849

a) Market share

Market share represents part of the excess of purchase cost over the fair value of the net assets of Hoskyns in the United Kingdom (€361 million), Volmac in the Netherlands (€176 million), Programator in Sweden (€61 million) and Beechwood in the United States (€80 million).

b) Goodwill

Goodwill as of December 31, 2003, primarily relates to the following geographic areas: North America (€118 million), the United Kingdom (€101 million), the Benelux countries (€235 million), Germany and Central Europe (€102 million) and France (€ 488 million, including €352 million recognized in relation to the acquisition of Transiciel).

Changes in the net value of goodwill primarily reflect the following:

- **2001**:
  - goodwill recorded on the acquisition of the 5.6% minority interests in Cap Gemini NV (€139 million increase),
  - goodwill generated on the acquisition of Hochtief Software in Germany (€19 million increase), Cap Gemini Ernst & Young Travel & Logistics in Sweden (€13 million increase) and the 50% of OneSystem Group in the United States not already held by the Group (€10 million increase),
  - amortization for the year (€ 31 million),
  - translation differences arising on goodwill denominated in foreign currencies (€12 million increase).
- **2002**:
  - goodwill recorded on the acquisition of businesses of the IT subsidiary of Werklinq in the Netherlands (€20 million increase),
  - amortization for the year (€39 million),
  - translation differences arising on goodwill denominated in foreign currencies (€36 million reduction).
- **2003**:
  - goodwill recorded on the acquisition of Transiciel (€352 million increase),
  - amortization for the year (€38 million),
  - translation differences arising on goodwill denominated in foreign currencies (€35 million reduction),
  - in France, the sale of the shares held in APIS on November 27, 2003.

The goodwill created by the public tender offer in July and August 1999 for the 37.5% interest in Cap Gemini NV amounted to €855 million and was written off against share premium. If the goodwill had been recorded as an asset and amortized, the amortization charge for 2003 would have been €21 million and the net value as of December 31, 2003 would have been €760 million.

c) Impairment tests

The carrying values of goodwill and market shares at December 31, 2003 were tested for impairment in accordance with the procedure established by the Group (see Note 1.d.) to monitor the values of these assets. This procedure, which is particularly based on the discounted cash flows method, consists of assessing the recoverable amount of each cash generating entities within the Group. Cash generating entities correspond either to subsidiaries or to geographic segments in which the Group has operations. The assessment is based on various parameters used in the budget procedure and on five-year projections, including growth and profitability rates considered reasonable. A standard discount rate and a standard long-term growth rate for the period beyond 5 years are applied to all valuations of cash generating entities (10.3% and 3.0% respectively at December 31, 2003). These rates are determined based on an analysis of the business segment in which the Group operates. At December 31, 2003, no impairment charge was recorded, since the recoverable amounts determined as described above, as well as by the revenue multiples method, exceeded the net book value at that date. It was not necessary to carry out an impairment test on, or write down the value of goodwill in relation to Transiciel as the acquisition is expected to provide the Group with economic benefits and because the transaction took place so recently.

d) Other intangible assets

Other intangible assets are mainly purchased software and other licenses.

NOTE 10 ~ **PROPERTY, PLANT AND EQUIPMENT**

Changes in property, plant and equipment in 2001, 2002 and 2003 can be analyzed as follows by type of asset:

in millions of euros	**Land, buildings, fixtures and fittings**	**Computer equipment**	**Other**	**TOTAL**
GROSS VALUE				
AS OF JANUARY 1, 2001	473	329	147	949
Translation adjustments	9	4	1	14
Acquisitions	45	107	86	238
Disposals	(96)	(44)	(19)	(159)
Changes in Group structure	(1)	-	(10)	(11)
AS OF DECEMBER 31, 2001	430	396	205	1,031
Translation adjustments	(25)	(22)	(6)	(53)
Acquisitions	140	136	31	307
Disposals	(54)	(44)	(74)	(172)
Changes in Group structure	(13)	4	-	(9)
AS OF DECEMBER 31, 2002	478	470	156	1,104
Translation adjustments	(24)	(26)	(5)	(55)
Acquisitions	47	57	17	121
Disposals	(26)	(43)	(13)	(82)
Changes in Group structure	24	1	(28)	(3)
AS OF DECEMBER 31, 2003	499	459	127	1,085
ACCUMULATED DEPRECIATION				
AS OF JANUARY 1, 2001	(188)	(212)	(74)	(474)
Translation adjustments	(5)	(2)	-	(7)
Additions	(46)	(84)	(16)	(146)
Reversals	37	36	14	87
Changes in Group structure	4	(7)	2	(1)
AS OF DECEMBER 31, 2001	(198)	(269)	(74)	(541)
Translation adjustments	14	12	2	28
Additions	(29)	(83)	(41)	(153)
Reversals	13	42	9	64
Changes in Group structure	7	(4)	7	10
AS OF DECEMBER 31, 2002	(193)	(302)	(97)	(592)
Translation adjustments	15	15	3	33
Additions	(40)	(75)	(18)	(133)
Reversals	18	39	10	67
Changes in Group structure	(5)	5	11	11
AS OF DECEMBER 31, 2003	(205)	(318)	(91)	(614)
NET BOOK VALUE				
As of January 1, 2001	285	117	73	475
As of December 31, 2001	232	127	131	490
As of December 31, 2002	285	168	59	512
AS OF DECEMBER 31, 2003	294	141	36	471

The gross value of leased assets represented €267 million in 2003 (2002: €220 million; 2001: €142 million) and mainly relates to IT equipment in the United Kingdom (€50 million) and the Benelux countries (€39 million), as well as to the former and new university buildings in Behoust and "Les Fontaines" for €39 million and €97 million respectively. The related accumulated depreciation was €84 million in 2003 (2002: €48 million; 2001: €26 million).

NOTE 11 - INVESTMENTS

Investments can be analyzed as follows:

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Investments accounted for by the equity method	2	1	-
Shares in non-consolidated companies	65	60	55
Deposits and other long-term investments	22	24	33
TOTAL	89	85	88

a) Shares in non-consolidated companies

Changes in shares in non-consolidated companies can be analyzed as follows:

in millions of euros	2001	2002	2003
AS OF JANUARY 1	44	65	60
Translation adjustments	2	(5)	(5)
Acquisitions	67	9	-
Disposals	(3)	-	-
Write-downs	(39)	-	-
Other movements	-	(9)	-
Changes in Group structure	(6)	-	-
AS OF DECEMBER 31	65	60	55

Out of the €55 million total at December 31, 2003, €49 million correspond to shares held in Vertex, acquired in 2001 and 2002 after the Group sold business process outsourcing activities in the United Kingdom. As the Group has been guaranteed a minimum sale price for these shares, their net value in the consolidated balance sheet reflects the guaranteed amount.

b) Related party transactions

Transactions carried out with Vertex during 2003 primarily include:

- €108 million in services invoiced by the Group to Vertex,
- various services invoiced by Vertex to the Group amounting to €56 million.

Transactions carried out with other related companies were not material.

c) Deposits and other long-term investments

The fair value of deposits and other long-term investments is not materially different from their net book value.

NOTE 12 - ACCOUNTS AND NOTES RECEIVABLE, (NET)

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Trade accounts and notes receivable, (net)	2,068	1,550	1,346
Other accounts and notes receivable	108	83	65
TOTAL	2,176	1,633	1,411

All accounts and notes receivable are due within one year.

a) Trade accounts and notes receivable, (net)

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Trade accounts receivable	1,871	1,482	1,269
Work-in-progress	958	901	458
Provisions for doubtful accounts	(33)	(82)	(38)
Advances received from customers	(728)	(751)	(343)
TOTAL	2,068	1,550	1,346
In number of days of total operating revenue	90	80	(*) 77

(*) Transiciel's assets were not included in the calculation of the number of days of total operating revenue as the company's corresponding revenues were not consolidated during the year.

b) Other accounts and notes receivable

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Employees and social security	13	1	-
Prepaid and recoverable taxes	38	23	35
Other	57	59	30
TOTAL	108	83	65

NOTE 13 - OTHER RECEIVABLES

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Income tax prepayments	52	134	18
Short-term deferred tax assets	177	162	103
Deferred charges and pre-paid expenses	93	159	199
TOTAL	322	455	320

In 2002, the increase in "Income tax prepayments" related mainly to the recognition of a €90 million carry-back credit in France, which may be used over a maximum period of five years. In 2003, movements in this item represent the sale of this receivable to a credit institution.

In 2003, the decrease in "Short-term deferred tax assets" reflects the re-assessment of North-American and French deferred tax assets.

Deferred tax assets and liabilities as well as any related provisions are analyzed in Note 20.

NOTE 14 - SHAREHOLDERS' EQUITY

a) Share capital, additional paid-in capital, retained earnings

These items, together with the related number of shares outstanding, are dealt with in the consolidated statement of changes in shareholders' equity.

Consolidated retained earnings which represent the sum of Cap Gemini S.A.'s retained earnings and, the Group's equity in the post-acquisition retained earnings of subsidiaries, can be analyzed as follows:

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Retained earnings of Cap Gemini S.A.	593	1,124	1,442
Retained earnings of subsidiaries (*)	441	(604)	(1,119)
TOTAL	1,034	520	323

(*) Net of dividends paid to Cap Gemini S.A.

b) Stock option plans

At the May 24, 1996 and May 23, 2000 Annual Shareholders' Meetings, the Directoire and the Board of Directors, respectively, were given a five-year authorization to grant stock options to a certain number of Group employees on one or several occasions.

The principal features of the two plans in force at December 31, 2003 are summarized in the table below:

	1996 plan	2000 plan	
Date of Shareholders' Meeting	May 24, 1996	May 23, 2000	
Total number of stock options	6,000,000	12,000,000	
First options granted on	July 1, 1996	September 1, 2000	October 1, 2001
Exercise period	6 years	6 years	5 years
Exercise price as a % of the average of the prices quoted for Cap Gemini S.A. shares over the twenty trading days preceding the date of grant	80%	80%	100%
Exercise price per share in € :			
Min.	87.96	139.00	24.00
Max.	178.00	161.00	60.00
Total number of shares subscribed at December 31, 2003	1,423,465	-	38,300
Potential number of shares to be created on exercise of options outstanding at December 31, 2003	(1) 2,020,015	(2) 1,894,950	(3) 6,089,500
Of which options held by two members of the Board of Directors	70,000	-	95,000

(1) i.e. 405,465 shares at a price of €87.96; 150,000 shares at a price of €114; 407,750 shares at a price of €118; 404,800 shares at a price of €178; 332,000 shares at a price of €161, and 320,000 shares at a price of €144.
(2) i.e. 1,063,450 shares at a price of €161 and 831,500 shares at a price of €139.
(3) i.e. 2,519,500 shares at a price of €60, 2,168,000 shares at a price of €24, and 1,402,000 shares at a price of €40.

In the event of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable.

c) Minority interests

Movements in minority interests can be analyzed as follows:

in millions of euros	2001	2002	2003
AS OF JANUARY 1	75	39	29
Minority interests in net income of subsidiaries	-	(7)	1
Purchase of Cap Gemini NV minority interests	(29)	(1)	-
Purchase of Cisco minority interests	-	-	(26)
Minority interests in cumulative translation adjustments and other	(3)	(2)	(4)
Dividends paid by subsidiaries to minority shareholders	(4)	-	-
AS OF DECEMBER 31	39	29	0

In 2001, Cap Gemini S.A. purchased a further 5.6% stake in Cap Gemini NV, increasing its total interest in the company to 99.8%. The remaining shares in the company were acquired in August 2002 increasing the Group's stake to 100%. Cap Gemini NV was delisted from the Amsterdam stock market in 2001.

In 2002, movements in minority interests mainly reflected the results of Cap Gemini Telecom S.A. and its subsidiaries.

In 2003, Cap Gemini S.A. acquired a further 4.84% interest in Cap Gemini Telecom S.A., buying out the minority interests of Cisco Systems, thus increasing the Group's stake in the company to 100%.

NOTE 15 ~ NET CASH AND CASH EQUIVALENTS

Net cash and cash equivalents correspond to available cash and cash equivalents less short-term and long-term debt:

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Cash and cash equivalents	875	762	1,190
Debt	(177)	(297)	(924)
NET CASH AND CASH EQUIVALENTS	698	465	266

Short-term debt (due within one year) and bank overdrafts break down as follows:

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Short-term debt	57	142	202
Bank overdrafts	112	100	31
SHORT-TERM DEBT AND BANK OVERDRAFTS	169	242	233

a) Cash and cash equivalents

Cash and cash equivalents correspond to financial receivables, short-term investments and cash, less bank overdrafts:

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Financial receivables and short-term investments	503	490	929
Cash	484	372	292
Bank overdrafts	(112)	(100)	(31)
CASH AND CASH EQUIVALENTS	875	762	1.190

b) Long and short-term debt

Debt is broken down into long and short-term debt, with short-term debt referring both to the current portion of long-term debt and amounts originally due within one year. It can be analyzed as follows:

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Long-term debt	120	155	722
Short-term debt	57	142	202
LONG AND SHORT-TERM DEBT	177	297	924

Analysis by type of debt

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
"OCEANE" bond issue (convertible and/or exchangeable bonds)	-	-	460
Drawdowns on bank and similar facilities	39	114	211
Obligations under finance leases	116	175	191
Other debt	22	8	62
TOTAL	177	297	924

"OCEANE" bond issue (convertible and/or exchangeable bonds)
On June 24, 2003, Cap Gemini S.A. issued bond convertible and/or exchangeable into new or existing shares ("OCEANE"), maturing on January 1, 2010. The effective issue and settlement date of the bonds (the "Bonds") was July 2, 2003. The total amount of the issue was €460 million, represented by 9,019,607 Bonds with a nominal value of €51 each. The Bonds bear interest of 2.50% per year.

A prospectus ("*Note d'Opération*") concerning this bond issue was approved by the *Commission des Opérations de Bourse* under visa n° 03-607 dated June 24,2003.

Conversion and/or exchange of the Bonds for shares
Each Bond may be converted and/or exchanged for one Cap Gemini share, at any time between August 11, 2003 and the seventh business day preceding January 1, 2010.

Redemption at maturity
The Bonds will be redeemed in full on January 1, 2010 in cash at par.

Early redemption at the Company's option
The Company may redeem all or part of the Bonds at any time, without limitation on price or quantity, by repurchasing the Bonds, either on or off the stock exchange or by means of a public purchase or exchange offer.

From July 2, 2007 and until the seventh business day preceding January 1, 2010, the Company may redeem all outstanding Bonds at an early redemption price equal to par plus accrued interest, if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic mean of the opening quoted prices of the Company's ordinary share on the "*Premier Marché*" of Euronext Paris S.A. calculated over a period of 20 stock exchange trading days, as selected by the Company from the 40 stock exchange trading days immediately preceding the date of publication of a notice relating to such early redemption, exceeds 125% of such early redemption price. Upon early redemption, the Bonds may be redeemed either in cash or converted into Cap Gemini shares, at the option of the bondholders.

Early redemption at the option of bondholders
Bondholders may request the early redemption of all or part of their Bonds in the event of a change of control of the Company.

Early repayment
The OCEANE documentation contains the usual provisions relating to early repayment at the initiative of a majority of bondholders, particularly in the event of a failure to pay sums due or to comply with other obligations set out in the documentation (beyond any "grace periods", if applicable), cross-default (in excess of a minimum threshold), liquidation, dissolution or sale of all of the Company's assets, or delisting of the Company's shares from the *Premier Marché* of Euronext Paris S.A.

Any upgrade or downgrade in Cap Gemini S.A.'s credit rating would not constitute an early redemption event and would not affect the interest rate applicable to the Bonds.

Pari passu status
Cap Gemini S.A. has undertaken that the Bonds will rank pari passu with all other bonds issued by the Company.

Drawdowns on bank and similar facilities
The €211 million total of this item can be analyzed as follows:

1) €148 million of debts relating to Transiciel, which was acquired by Cap Gemini S.A. in December 2003, broken down as follows:
- €118 million of drawdowns under the €150 million syndicated loan signed by Transiciel on July 31, 2001 with a syndicate of French and European banks, essentially used to finance Transiciel's external growth (acquisition of UCC Groep, Gencom, IDC and Retec in 2001 and of Ariane Group in 2002). The full amount was repaid in advance on February 24, 2004.

For information purposes, the main terms of this loan were as follows:
- term: 5 years
- maturity: July 31, 2006
- interest: 3-month Euribor plus a 1.35% margin (135 basis points).
- on December 24, 2002 the majority of the banks in the syndicate had agreed to waive the default resulting from (i) Transiciel's failure to comply, as at June 30, 2003, with the financial ratios applicable under the terms of the July 31, 2001 syndicated loan agreement and (ii) the change of control subsequent to the public exchange offer launched by Cap Gemini S.A. for Transiciel's shares.

• €30 million of outstanding drawdowns, mainly made up of three bilateral loans set up in 1999 and 2000 to finance acquisitions. These amounts were fully repaid in advance on February 24, 2004.

2) €63 million corresponding to drawdowns by operational subsidiaries of the Group on bank facilities in North America (€45 million), the Asia-Pacific region (€15 million) and Southern Europe (€3 million). In some circumstances, these drawings are backed by a guarantee from Cap Gemini S.A.

Syndicated credit facility obtained by Cap Gemini S.A.

On July 31, 2001, the Company signed a €600 million multi-currency line of credit with a syndicate of banks, expiring on July 31, 2006. The syndicate was made up of BNP Paribas and Barclays Capital Group (acting as lead arrangers); Banca di Roma, Bank of America, CIC-Credit Mutuel, Credit Agricole Indosuez, Credit Lyonnais, Deutsche Bank, HSBC/CCF, ING BANK, Natexis Banques Populaires and Societe Generale (acting as co-arrangers); and CADIF, Dresdner Bank AG and Fuji Bank Limited (acting as participants). There was no drawing on this facility during the year 2003.

The main characteristics of the facility are as follows:
- term: 5 years
- interest: Euribor and Libor (1-3-6-12 month),
- fee on undrawn amount: 0.125%
- fee on drawdowns: 0.275% to 0.325%, depending on the amounts utilized.

The facility agreement includes covenants restricting the Company's ability to carry out certain operations. These covenants also apply to the Group subsidiaries which are signatories to the agreement and, where relevant, to the "principal subsidiaries" – defined based on their contribution to consolidated revenues – and in turn to their respective subsidiaries. They include restrictions relating to:
- pledging certain assets as collateral or authorizing the continued use of certain assets as collateral;
- substantially modifying the general nature of a company's operations,
- asset sales, mergers and similar transactions.

When this credit line was obtained, Cap Gemini S.A. also committed to standard obligations, including obtaining and retaining the necessary authorizations, maintaining insurance cover, maintaining pari passu treatment, and providing financial information.

The credit agreement also includes certain covenants related to consolidated debt-to-equity and interest cover ratios. As at December 31, 2003 the Group complied with these ratios.

Lastly, the agreement contains the usual provisions relating to early repayment (including for failure to pay sums due), misrepresentation or failure to comply with other obligations included in the agreement (subject to any applicable "grace" periods), cross-defaults (in excess of a minimum threshold), insolvency and bankruptcy proceedings, change of ownership, or changes which would have a significant negative impact on the Group.

Any upgrade or downgrade in Cap Gemini S.A.'s credit rating would not affect the availability of this line of credit nor the applicable interest rate.

Obligations under finance leases

As of December 31, 2003, obligations under finance leases relate primarily to the financing of the Group's university premises at Behoust and "Les Fontaines", and of IT equipment acquired by Cap Gemini Ernst & Young UK Plc. and Cap Gemini Ernst & Young ISM BV (Benelux) for their outsourcing business.

in millions of euros	Inception date	Maturity	Rate	Obligation as of Dec. 31, 2001	Obligation as of Dec. 31, 2002	Obligation as of Dec. 31, 2003
Cap Gemini University (Behoust)	April 1992	Jan. 2012	3-month Euribor + 0.7%	32	31	29
Cap Gemini University (Les Fontaines)	December 2001 December 2002	July 2014	3-month Euribor + 0.75%	44	93	87
Cap Gemini Ernst & Young UK Plc.	December 2001	July 2010	Fixed rates (3.6% to 9.7%)	40	30	33
Cap Gemini Ernst & Young ISM BV	December 2002	June 2008	Fixed rates: (3.12% to 6%)	-	21	33
Cap Gemini Ernst & Young España SL	July 2001	June 2007	Fixed rate: 5%	-	-	6
Cap Gemini Ernst & Young Danmark AS	July 2001	June 2016	Fixed rate: 6.8%	-	-	1
Transiciel S.A.	April 1999	April 2011	Fixed rate: 5.7%	-	-	1
Cap Gemini Ernst & Young Portugal S.A.	February 2003	Jan. 2006	Fixed rate: 5.38%	-	-	1
TOTAL				116	175	191

Other debt

As of December 31, 2003, other debt included €50 million resulting from the sale by Transiciel of client receivables to a factoring company.

Factoring contracts provide for a maximun of €90 million financing with the following terms:

- a management fee (including credit insurance) amounting to 0.15% of the face value of client receivables sold,
- a financing margin on drawdowns representing the 3-month Euribor + 50 basis points.

Main characteristics of long and short-term debt:

- Interest rates

The average interest rate paid on Group debt stood at 6.2% in 2003, compared with 5.4% in 2002 and 4.8% in 2001. Excluding administrative banking fees and interest expense related to the French employee profit-sharing scheme, the average interest rate was 3.7%, compared with 4.3% in 2002.

As of December 31, 2003, 38% of Group debt was at variable rates and 62% at fixed rates.

- Maturities of debt

Maturities of debt are as follows:

AS OF DECEMBER 31 *in millions of euros*	2001 Amount	2001 %	2002 Amount	2002 %	2003 Amount	2003 %
y+1	57	32	142	48	202	22
y+2	19	11	25	8	77	8
y+3	18	10	23	8	77	8
y+4	13	7	14	5	17	2
y+5	10	6	13	4	22	3
y+6 and subsequent years	60	34	80	27	529	57
TOTAL	177	100	297	100	924	100

- Breakdown by currency

The breakdown of debt by currency is as follows:

AS OF DECEMBER 31 *in millions of euros*	2001 Amount	2001 %	2002 Amount	2002 %	2003 Amount	2003 %
Euro	82	46	149	50	829	90
US dollar	19	11	84	28	46	5
Pound sterling	40	23	31	11	33	3
Other currencies	36	20	33	11	16	2
TOTAL	177	100	297	100	924	100

- Collateral

As of December 31, 2003, borrowings were secured by collateral totaling €340 million, including €191 million in finance leases (€175 million as of December 31, 2002 and €116 million as of December 31, 2001) and €148 million in pledges of investments held by Transiciel in its subsidiaries UCC Groep, Ariane Group, Transiciel ISR, Retec and Sinfor, to secure its syndicated loan (fully repaid in advance of maturity on February 24, 2004).

- Fair value of borrowings

The fair value of short-term debt and obligations under finance leases is close to their book value as they are at market rates of interest.

• **Movements in long and short-term debt**

Movements in long and short-term debt can be analyzed as follows:

in millions of euros	2001	2002	2003
AS OF JANUARY 1	154	177	297
New borrowings	73	92	528
Repayments	(35)	(38)	(26)
Net change in drawdowns on lines of credit	(1)	75	(36)
Translation adjustments	2	(9)	(40)
Changes in Group structure	(16)	-	201
AS OF DECEMBER 31	177	297	924

NOTE 16 - PROVISIONS AND OTHER LONG-TERM LIABILITIES

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Provisions for contingencies and charges	22	26	43
Provisions for pensions and other post-retirement benefits	73	96	101
Employee profit-sharing reserve	69	69	62
Long-term deferred tax liabilities (*)	73	61	52
TOTAL	237	252	258

(*) Long-term deferred tax liabilities are analyzed in Note 20.

Changes in provisions for contingencies and charges and in provisions for pensions and other post-retirement benefits can be analyzed as follows:

in millions of euros	Dec. 31, 2002	Additions	Reversals (utilization)	Reversals (excess provisions)	Translation adjustments	Other movements	Dec. 31, 2003
Provisions for contingencies and charges	26	13	(8)	(2)	-	14	43
Provisions for pensions and other post-retirement benefits	96	25	(10)	-	(1)	(8)	101
TOTAL	122	38	(18)	(2)	(1)	6	144

Provisions for contingencies and charges

The amount of additions net of reversals for provisions utilized amounted to €5 million and primarily concerned provisions for project risks. Other movements, in an amount of €14 million, concerned provisions for contingencies and charges related to Transiciel.

Provisions for pensions and other post-retirement benefits

As of December 31, 2003, provisions for pensions and other post retirement benefits can be analyzed as follows:

AS OF DECEMBER 31 *in millions of euros*	2003
Provisions for funded defined benefit plans	
- United States, Canada, Germany	5
- United Kingdom	8
Provisions for unfunded defined benefit plans (Germany)	21
Provisions for retirement bonuses (France, Italy)	30
Provisions for medical expenses and other	37
TOTAL	101

There are two categories of retirement plans:

- Defined contribution plans:
  These exist in most European countries (France, Benelux, Central Europe, the Nordic countries, Italy, Spain and Portugal), in the United States and in the Asia-Pacific region. These plans are funded by contributions paid to authorized agencies, which are booked as an expense.

- Defined benefit plans
  These can be either:
  - Funded defined benefit plans:
    These plans exist in the United States, Canada, the United Kingdom, Germany and France (Transiciel).
  - Unfunded defined benefit plans:
    Obligations under unfunded retirement and other post-retirement benefit plans are covered by provisions recorded in the balance sheet under "Provisions for pensions and other post-retirement benefits". The main countries concerned are France, Italy, Central Europe, the Nordic countries, and North America.

Provisions for funded defined benefit plans in the United States, Canada and Germany can be analyzed as follows :

in millions of euros	United States	Canada	Germany	**Total**
Projected benefit obligation	28	106	8	142
Fair value of external funds	20	98	8	126
Gross benefit obligation	8	8	-	16
Unrecognized actuarial gains and losses	-	(10)	-	(10)
Unrecognized prior service cost	-	(1)	-	(1)
Net benefit obligation	8	(3)	-	5
Members	624	529	337	1,490

In the United Kingdom, in view of the average age of active members at December 31, 2003 (41 years), the majority of the plan assets are funded by equities. The legal method consists of discounting post-employment benefits using the expected long-term rate of return on plan assets. In the Group's case this represent the expected long-term rate of return on assets funded by equities, which is currently estimated to be 8%. The deficit arising from the difference between the present value of the obligation and the market value of plan assets is amortized in accordance with the local regulations, over the expected average residual working lives of the plan members (approximately 13 years). The annual charge includes the annual amortization of this deficit and the service cost for the year. The €8 million provision carried in the balance sheet as of December 31, 2003, relates to unpaid pension costs.

If the method consisting of discounting pension and post-retirement benefit obligations based on bond yields (5.5% at year end 2003) was applied, the plan would be underfunded by €276 million as of December 31, 2003 (versus €288 million as of December 31, 2002).

in millions of euros	
Projected benefit obligation	848
Fair value of external funds	572
Gross benefit obligation	276
Unrecognized actuarial gains and losses	
Unrecognized prior service cost	
Net benefit obligation	
Members	9,903

NOTE 17 - **ACCOUNTS AND NOTES PAYABLE**

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Trade accounts payable (net)	478	518	408
Accrued personnel costs	801	779	661
Accrued taxes	243	212	218
Other	187	111	97
TOTAL	1,709	1,620	1,384

NOTE 18 - **OTHER PAYABLES**

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Income tax	132	28	53
Short-term deferred tax liabilities	30	25	18
Deferred income and dividends payable	18	6	12
TOTAL	180	59	83

NOTE 19 - **FINANCIAL INSTRUMENTS**

Interest rate hedges

No interest rate hedges were outstanding as of December 31, 2001.

As of December 31, 2002, three interest rate swaps were outstanding on a total amount of €24.8 million, covering periods ranging from 9 to 48 days:

- the first two swaps were taken out as hedges of interest rate risks on convertible bonds maturing within 48 days of the year-end. Under the terms of the contracts, Cap Gemini S.A. paid a fixed rate of 2.50% and received the 3-month Euribor + 3.00% and the 3-month Euribor + 4.50% respectively.
- the third swap was set up to hedge interest rate risks on investments in euro commercial paper. Under the terms of the contract, Cap Gemini S.A. paid a fixed rate of 3.21% and received the capitalized Eonia.

As of December 31, 2003, five interest rate swaps or options (caps, floors or tunnels) were outstanding on a total amount of €202.6 million, covering periods ranging from 2 to 11 years:

- one €43.5 million interest-rate swap over a remaining period of 11 years, covering 50% of the finance lease taken out by SARL Immobilière les Fontaines (Cap Gemini University) in December 2002. Under the terms of the swap contract, SARL Immobilière les Fontaines pays a fixed rate of 3.51% and receives the 3-month Euribor.
  The market value of this hedging instrument as of December 31, 2003 exceeds its book value by €0.6 million.
- four interest-rate swaps set up by Transiciel on its medium-term borrowings on a total amount of €159.1 million. These hedges are for decreasing amounts over time, with a remaining time to maturity of 31 months. The market value of these contracts as of December 31, 2003 was €5.2 million lower than their book value, therefore a provision in this amount was booked as part of the acquisition of Transiciel.

Currency hedges

As of December 31, 2001, currency hedges totaled €53 million made up of currency swaps expiring in 2002, acquired as hedges of intercompany financing transactions, including:
- GBP 32 million (€52 million),
- AUD 2 million (€1 million),
- MXN 1 million (€0.1 million).

As of December 31, 2002, currency hedges totaled €126.1 million, as follows:

- hedges of commercial transactions expiring in 2003: forward sales of CAD 1.8 million (€1.1 million);
- currency swaps expiring in 2003, acquired as hedges of intercompany financing transactions, including:
  - GBP 75 million (€115.3 million),
  - AUD 13 million (€7 million),
  - SGD 5 million (€2.7 million).

The market value of these hedging instruments as of December 31, 2002 exceeded their book value by around €0.6 million.

As of December 31, 2003, currency hedges totaled €254.3 million, as follows:

- hedges of commercial transactions expiring in 2004: two forward sales for a total of USD 10.6 million (€8.5 million) and a forward purchase of USD 0.1 million (€0.1 million);

- currency swaps expiring in 2004, acquired as hedges of intercompany financing transactions, including:
  - GBP 96.1 million (€136.1 million),
  - USD 110.5 million (€89.2 million),
  - SEK 161.8 million (€18 million),
  - SGD 5 million (€2.4 million).

The market value of these hedging instruments as of December 31, 2003 exceeded their book value by around €1.9 million.

NOTE 20 ~ DEFERRED TAXES

a) Changes in deferred taxes

Deferred tax assets and liabilities can be analyzed as follows:

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Tax loss carry-forwards	421	1,408	1,338
Temporary differences arising from the acquisition of the Ernst & Young consulting businesses	1,204	1,047	830
Other	46	11	48
Provisions against deferred tax assets	(808)	(1,779)	(1,545)
TOTAL DEFERRED TAX ASSETS (LONG-TERM)	863	687	671
Tax loss carry-forwards	15	76	42
Temporary differences arising from the acquisition of the Ernst & Young consulting businesses	101	42	17
Provisions for vacation pay	14	13	12
Other	48	36	49
Provisions against deferred tax assets	(1)	(5)	(17)
TOTAL DEFERRED TAX ASSETS (SHORT-TERM)	177	162	103
TOTAL DEFERRED TAX ASSETS	1,040	849	774
Restated amortization of goodwill	(66)	(57)	(50)
Capitalization and amortization	(3)	-	-
Provisions	(4)	(3)	(2)
Other	-	(1)	-
TOTAL DEFERRED TAX LIABILITIES (LONG-TERM)	(73)	(61)	(52)
Revaluation of work-in-progress	(7)	(5)	(8)
Restructuring provisions	(18)	(19)	-
Provisions	-	-	(6)
Other	(5)	(1)	(4)
TOTAL DEFERRED TAX LIABILITIES (SHORT-TERM)	(30)	(25)	(18)
TOTAL DEFERRED TAX LIABILITIES	(103)	(86)	(70)

As of December 31, 2003, the majority of deferred taxes can be analyzed as follows:

1. Deferred tax assets in North America

The €4,776 million difference between the acquisition price of the Ernst & Young consulting businesses in North America and the historical cost of the assets and liabilities acquired is being amortized over 15 years for tax purposes. This represents a total deferred tax asset of approximately €1,600 million.

As of December 31, 2003 this North American deferred tax asset has been adjusted based on an estimate of taxable income for the Group's North American operations for the next fifteen years, using growth and profitability assumptions considered as reasonable, and the following visibility and discounting parameters:

- 100% utilization in the next five years. As from the sixth year, probable recoveries are covered by provisions calculated at a standard rate of 35%, which is increased by five points per year up to 70% as of the fifteenth year, and increased to 100% in the sixteenth year.
- discounting rate of 5.4% (rate of 30-year US Treasury bonds).

As a result of this adjustment, in 2003 an additional amount of €93 million was set aside in the provision originally set up, adjusted for the €27 million impact of discounting. At December 31, 2003, this deferred tax asset totaled €248 million – after a €58 million currency translation effect – (including a long-term portion of €231 million), compared with €398 million at December 31, 2002 and €762 million at December 31, 2001.

In addition, the €88 million in deferred tax assets, recognized in relation to tax loss carry-forwards dating from before the Ernst & Young transaction and other temporary differences, was fully provisioned.

2. Deferred tax asset recognized in France further to the reorganization of the Group's North American businesses

Cap Gemini S.A. recognized a net short-term capital loss of €2.8 billion in 2002 on the reorganization of the Group's North American operations (see note 20b Tax losses), compared to the €2 billion initially announced in the 2002 reference document.

At December 31, 2003, this deferred tax asset was adjusted to reflect the impact of the French Finance Act for 2004 which has removed the five year limit for carrying forward tax losses, and to take into account re-assessments further to the Transiciel acquisition as well as an estimate of taxable income for the Group's French operations for the next fifteen years. The calculation was based on growth and profitability assumptions considered as reasonable, using the following visibility and discounting parameters, which are the same as those used for the North American deferred tax asset:

- 100% utilization in the first five years. As from the sixth year, probable recoveries are covered by provisions calculated at a standard rate of 35%, which is increased by five points per year, where appropriate up to 70% as of the fifteenth year, and increased to 100% in the sixteenth year.
- discounting rate of 4.2% (rate of French Government bonds).

After offsetting €17 million against taxable income for the year, and net of a €98 million discounting impact, the deferred tax asset was increased by €208 million, to a total of €421 million at December 31, 2003, versus €213 million a year earlier. The 2003 total includes a long-term portion of €396 million and a short-term portion of €25 million.

b) Tax losses and goodwill amortizable for tax purposes

in millions of euros	2001	2002	2003
Tax loss carry-forwards temporarily available	999	3,583	1,301
Tax loss carry-forwards available without time limit	197	582	2,966
TOTAL TAX LOSS CARRY-FORWARDS	1,196	4,165	4,267
Goodwill-North America	4,116	3,168	2,421
TOTAL TAX LOSS CARRY-FORWARDS AND GOODWILL AMORTIZABLE FOR TAX PURPOSES	5,312	7 333	6,648
Related potential tax saving	2,041	2,720	2,438
of which recognized deferred tax asset	407	705	814

Changes in tax loss carry-forwards between 2002 and 2003, which amount to €102 million, principally reflect:

- the amortization which the Group is able to apply for tax purposes as a result of the acquisition of the Ernst & Young consulting businesses in North America (€240 million),
- taxable losses generated in 2003, mainly in Spain and Portugal (€62 million), the Nordic countries (€39 million) and Italy (€29 million),
- tax loss carry-forwards transferred to the Group on the acquisition of Transiciel (€43 million),
- a €208 million negative translation adjustment, principally on North American tax loss carry-forwards,
- these impacts were partially offset by taxable income generated in 2003, mainly in France (€48 million) and in the United Kingdom (€22 million) and by the decrease in tax loss carry-forwards in the Asia-Pacific region (€20 million) mainly due to the liquidation of subsidiaries in Korea and New Zealand.

The expiry dates of available tax loss carry-forwards as of December 31, 2001, 2002 and 2003 were as follows:

AS OF DECEMBER 31 *in millions of euros*	2001 Amount	2001 %	2002 Amount	2002 %	2003 Amount	2003 %
y+1	54	5	25	1	46	1
y+2	6	1	30	1	16	1
y+3	46	4	2	-	26	1
y+4	15	1	32	1	60	1
y+5 and subsequent years	878	73	3,494	83	1,153	27
without time limit	197	16	582	14	2,966	69
TOTAL	1,196	100	4,165	100	4,267	100

Tax loss carry-forwards of the French tax group, presented under "y+5 and subsequent years" at December 31, 2002, were reclassified under the "without time limit" line at December 31, 2003 (for an amount of €2,260 million) further to the French Finance Act for 2004, which has removed the five year limit for carrying forward tax losses.

NOTE 21 - COMMITMENTS RECEIVED FROM AND GIVEN TO THIRD PARTIES

a) Commitments received

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Commitments received from third parties:			
- on contracts	2	1	5
- other	2	4	4
TOTAL	4	5	9

b) Commitments given

AS OF DECEMBER 31 *in millions of euros*	2001	2002	2003
Commitments given to third parties:			
- on contracts	35	36	109
- on non-cancelable leases	1,259	1,229	1,173
- on borrowings	27	8	5
- other	44	25	56
TOTAL	1,365	1,298	1,343

Commitments given on contracts represent purchase orders to be issued under global purchase contracts.
The increase in such commitments was mainly attributable to purchase orders issued in the United Kingdom as part of outsourcing contracts. Other commitments relate to guarantees given to tax authorities.

As of December 31, 2003, the Group's commitments under non-cancelable leases, broken down as follows by type and maturity:

in millions of euros	Computer equipment	Offices	Vehicles	Other	Total
y+1	50	166	52	4	272
y+2	33	150	32	3	218
y+3	18	129	16	1	164
y+4	5	113	6	1	125
y+5	3	101	-	-	105
y+6 and subsequent years	3	287	-	-	289
TOTAL	112	946	106	9	1,173

Office lease terms depend on the country concerned and vary between 5 and 25 years. Vehicle leases are 3-year short-term contracts.

Commitments relating to non-cancelable leases are mainly given in North America (€244 million), the United Kingdom (€288 million), the Benelux countries (€184 million), Central Europe (€123 million), and France (€138 million).

c) Other commitments

Significant other commitments as of December 31, 2003, can be analyzed as follows :

Under the terms of the agreements signed in connection with the acquisition of the Ernst & Young consulting businesses, former partners of Ernst & Young who worked in the consulting businesses became employees of the Group and as such have employment contracts. If any of these employees decides to leave the Group within a specific period, they are required to return all or some of the shares received at the time of sale of the Ernst & Young consulting businesses to Cap Gemini. The number of shares to be returned depends on the reason for and timing of the new employee's departure.

Cap Gemini S.A. as well as all subsidiaries and any companies at least 50%-owned, either directly or indirectly, are insured for possible financial losses resulting from general or professional liability claims arising in the course of their business. The coverage has been taken out with several different insurance companies as part of a worldwide insurance program. The program is reviewed and adjusted periodically to take into account any changes in the Group's revenues, businesses and risks.
€20 million of this program is covered by a consolidated captive reinsurance entity which includes reinsurance coverage.

On June 26, 2003, Cap Gemini S.A. sold to a credit institution for €74 million a €90 million tax credit recognized on the carry-back of the 2002 French tax losses. Under the sale agreement, Cap Gemini S.A. undertook to compensate the buyer for any difference between the amount of the credit sold and the amount effectively payable by the French Treasury. This undertaking expires on June 30, 2011.
On October 20, 2003 Cap Gemini filed a public exchange offer to acquire all of the outstanding share capital of Transiciel, in which Transiciel shareholders were offered to exchange their shares under one of the two following options:
- Option 1: an exchange ratio of 1 new Cap Gemini share issued for every 3 Transiciel shares;
- Option 2: an exchange ratio of 5 Cap Gemini shares to be issued, plus 16 warrants giving entitlement for up to 1 new Cap Gemini share, for 16 Transiciel shares.

Option 2 includes an earn-out mechanism which would allow Transiciel shareholders to receive additional Cap Gemini shares subject to the Sogeti/Transiciel grouping attaining certain earnings targets over the next two years. This earn-out mechanism is described in the prospectus which was approved by the *"Commission des Opérations de Bourse"* under visa n°. 03-935 on October 29, 2003.
If the targets under Option 2 are met by the Sogeti/Transiciel new entity, shareholders who have chosen Option 2 would be entitled to receive a maximum of 508,600 new Cap Gemini shares – with a dividend entitlement accrual date of January 1, 2006 – at the close of the extended public exchange offer for Transiciel shares on January 28, 2004 (see Note 26). The new shares thus created are valued at €35.44 each based on the market price on December 18,2003, the date of the Extraordinary Shareholders' Meeting which approved the transaction. They will only be recognized in the accounts when they are actually issued, which will lead to an adjustment in the consolidated financial statements to the initial goodwill recognized on the transaction, with the contra-entry recorded under consolidated shareholders' equity.

NOTE 22 ~ **EXCEPTIONAL EVENTS AND LITIGATION**

The Group is not aware of any exceptional events or other claims that are likely to have or may have had, in the recent past, a material impact on its business, financial position, results of operations, assets or outlook, which are not reflected in the accounts or discussed in the notes to the consolidated financial statements.

NOTE 23 ~ **NUMBER OF EMPLOYEES**

The breakdown in average headcount can be analyzed as follows across the Group's main geographic areas:

AVERAGE NUMBER OF EMPLOYEES	2001		2002		2003	
	Employees	%	Employees	%	Employees	%
North America	11,040	18	9,893	18	8,832	18
United Kingdom and Ireland	9,014	16	7,412	14	6,651	14
Nordic countries	5,140	9	4,589	8	3 ,926	8
Benelux	9,835	16	9,333	17	8,098	16
Germany and Central Europe	3,435	6	3,191	6	3,026	6
France	13,794	23	13,637	25	13,054	26
Southern Europe	5,641	9	4,998	9	4,563	9
Asia-Pacific	2,007	3	1,829	3	1,655	3
TOTAL	59,906	100	54,882	100	49,805	100

Headcount at December 31 can be analyzed as follows across the Group's main geographic areas:

NUMBER OF EMPLOYEES AS OF DECEMBER 31	2001		2002		(excl. Transiciel) 2003		(inc. Transiciel) 2003	
	Employees	%	Employees	%	Employees	%	Employees	%
North America	9,810	17	9,674	18	7,914	16	7,914	14
United Kingdom and Ireland	7,906	14	7,268	14	6,496	13	6,496	12
Nordic countries	5,149	9	4,250	8	3,672	8	3,672	7
Benelux	9,862	17	8,860	17	7,716	16	8,540	15
Germany and Central Europe	3,555	6	3,124	6	3,055	6	3,055	5
France	14,045	24	13,378	25	12,884	27	18,442	33
Southern Europe	5,546	10	4,636	9	4,514	9	5,404	10
Asia-Pacific	1,887	3	1,493	3	2,053	4	2,053	4
TOTAL	57,760	100	52,683	100	48,304	100	55,576	100

NOTE 24 ~ **GEOGRAPHIC SEGMENT INFORMATION**

Operating revenue and operating income, fixed assets and trade accounts and notes receivable by geographic area are as follows:

OPERATING REVENUE *in millions of euros*	2001		2002		2003	
	Amount	%	Amount	%	Amount	%
North America	2,848	34	2,258	32	1,715	30
United Kingdom and Ireland	1,414	17	1,223	17	1,016	18
Nordic countries	577	7	469	7	377	6
Benelux	1,036	12	925	13	762	13
Germany and Central Europe	519	6	466	7	437	8
France	1,367	16	1,239	17	1,066	18
Southern Europe	439	5	327	5	285	5
Asia-Pacific	216	3	140	2	96	2
TOTAL	8,416	100	7,047	100	5,754	100

OPERATING INCOME *in millions of euros*	2001		2002		2003	
	Amount	%	Amount	%	Amount	%
North America	178	42	42	37	41	27
United Kingdom and Ireland	(3)	(1)	(24)	(21)	36	23
Nordic countries	10	2	(6)	(5)	(4)	(3)
Benelux	128	30	47	41	72	47
Germany and Central Europe	25	6	(3)	(3)	20	13
France	83	20	85	75	24	15
Southern Europe	12	3	(15)	(13)	(37)	(24)
Asia-Pacific	(10)	(2)	(12)	(11)	3	2
TOTAL	423	100	114	100	155	100

OPERATING MARGIN %	2001	2002	2003
North America	6.3	1.9	2.4
United Kingdom and Ireland	(0.2)	(2.0)	3.5
Nordic countries	1.7	(1.3)	(1.1)
Benelux	12.4	5.1	9.4
Germany and Central Europe	4.8	(0.7)	4.6
France	6.1	6.9	2.3
Southern Europe	2.7	(4.6)	(13.0)
Asia-Pacific	(4.6)	(8.6)	3.1
TOTAL	5.0	1.6	2.7

FIXED ASSETS *in millions of euros*	2001 Amount	2001 %	2002 Amount	2002 %	(excl. Transiciel) 2003 Amount	(excl. Transiciel) 2003 %	(inc. Transiciel) 2003 Amount	(inc. Transiciel) 2003 %
North America	500	21	356	16	275	13	275	11
United Kingdom and Ireland	684	28	628	28	576	28	576	24
Nordic countries	126	5	114	5	111	5	111	5
Benelux	437	18	458	21	464	23	466	19
Germany and Central Europe	186	8	175	8	171	8	171	7
France	401	17	423	19	385	19	747	31
Southern Europe	59	2	59	3	50	3	51	3
Asia-Pacific	16	1	12	-	11	1	11	-
TOTAL	2,409	100	2,225	100	2,043	100	2,408	100

TRADE ACCOUNTS AND NOTES RECEIVABLE (NET) *in millions of euros*	2001 Amount	2001 %	2002 Amount	2002 %	(excl. Transiciel) 2003 Amount	(excl. Transiciel) 2003 %	(inc. Transiciel) 2003 Amount	(inc. Transiciel) 2003 %
North America	420	20	298	19	226	19	226	17
United Kingdom and Ireland	325	16	253	16	182	15	182	14
Nordic countries	117	7	79	5	64	5	64	5
Benelux	277	13	226	15	155	13	177	13
Germany and Central Europe	174	8	131	9	115	9	115	8
France	460	22	377	24	349	29	453	34
Southern Europe	225	11	152	10	106	9	119	8
Asia-Pacific	70	3	34	2	10	1	10	1
TOTAL	2,068	100	1,550	100	1,207	100	1,346	100

NOTE 25 ~ **JOINT-VENTURES**

The Group has several joint ventures, particularly in Canada, Germany and the United Kingdom. These joint-ventures contribute 1.69% of consolidated operating revenue.

NOTE 26 ~ **SUBSEQUENT EVENTS**

On December 11, 2003 the Inland Revenue announced that it had selected the Group for the renewal of its outsourcing agreement, in accordance with the "Aspire" contract. On January 5, 2004 the Group signed an agreement representing €4.7 billion over 10 years. The agreement includes a commitment to purchase assets in an amount of €29.5 million as well as a performance guarantee and a financial guarantee given by the Group's parent company, Cap Gemini SA.

Following the extension of the public exchange offer for Transiciel shares, the Group holds 96.71% of the Company's capital and 95.13% of voting rights, as follows:

- 10,072,299 Transiciel shares tendered to the offer under Option 1 (1 new Cap Gemini share for 3 Transiciel shares tendered);
- 8,137,600 Transiciel shares tendered to the offer under Option 2 (5 new Cap Gemini shares and 16 warrants for 16 Transiciel shares).

NOTE 27 ~ LIST OF CONSOLIDATED COMPANIES BY COUNTRY

As of December 31, 2003, the Group consolidates 153 companies, out of which 30 companies were contributed by the Transiciel Group(*).

Country	Consolidated companies	% interest	Consolidation method
GERMANY	Cap Gemini Ernst & Young Deutschland GmbH	100%	FC
	Cap Gemini Ernst & Young Deutschland Holding GmbH	100%	FC
	Cap Gemini Ernst & Young Systems GmbH	100%	FC
	IS Energy Information Services für die Energiewirtschaft GmbH	25.2%	PROP
	Software Design and Management AG (Münich)	100%	FC
	Ruhrdigital Privat Konsortium GbR	66.7%	FC
	Ruhrdigital Betriebs GmbH & Co. KG	66.6%	FC
	Ruhrdigital Verwaltungs GmbH	66.6%	FC
	VISION I T Plattform Besitz GmbH & Co. KG	13.3%	EQ
	Sogeti Deutschland GmbH	100%	FC
	Cap Gemini Telecom Media & Networks Deutschland GmbH	100%	FC
AUSTRALIA	Cap Gemini Ernst & Young Australia Pty Ltd.	100%	FC
	Cap Gemini Ernst & Young Business Services Australia Pty Ltd.	100%	IG
AUSTRIA	Cap Gemini Ernst & Young Österreich AG	100%	FC
BELGIUM	Cap Gemini Ernst & Young Belgium NV/SA	100%	FC
	Gitek Software NV	100%	FC
	Twinsoft NV/SA	100%	FC
	Sogeti NV/SA	100%	FC
	Cap Gemini Telecom Media & Networks Belgium NV	100%	FC
	Transiciel Benelux SA (*)	93.3%	FC
	Ariane II SA/NV (*)	93.3%	FC
	Ariane IT SA (*)	93.3%	FC
	Ordiges SA (*)	93.3%	FC
CANADA	Cap Gemini Ernst & Young New Brunswick Inc.	100%	FC
	Nova Scotia Ltd.	100%	FC
	Canadian Information Productivity Awards Ltd.	50%	PROP
	Cap Gemini Ernst & Young Canada Inc.	100%	FC
	Inergi Inc.	100%	FC
	Inergi LP	100%	FC
	New Horizons System Solutions LLP	100%	FC
	New Horizons System Solutions Inc.	100%	FC
CHINA	Cap Gemini Ernst & Young (Shanghai) Co. Ltd.	100%	FC
	Cap Gemini Ernst & Young Hong Kong Ltd.	100%	FC
	One Resource Ltd. (Hong Kong)	100%	FC
	One Resource Data Processing Shenzen Ltd.	100%	FC
	Cap Hong Kong Ltd	100%	FC
	CGEY Business Services (Asia) Ltd [HK]	100%	FC
DENMARK	Cap Gemini Ernst & Young Danmark AS	100%	FC
	Cap Gemini Telecom Media & Networks Danmark AS	100%	FC
SPAIN	Cap Gemini Ernst & Young España, S.L.	100%	FC
	Sogeti España S.L.	100%	FC
	Transiciel S.L. (Spain) (*)	93.3%	FC
	Transiciel Formacion S.L. (*)	93.3%	FC
	Cap Gemini Telecom Media & Networks España S.L.	100%	FC
UNITED STATES	BiosGroup Inc.	41.3%	EQ
	BIOS GP Inc.	100%	FC
	Cap Gemini America Inc.	100%	FC
	Cap Gemini Ernst & Young Application Services LLC	100%	FC
	Cap Gemini Ernst & Young Kansas City Service Center LLC	100%	FC
	Cap Gemini Ernst & Young U.S. Consulting BV	100%	FC

Country	Consolidated companies	% interest	Consolidation method
UNITED STATES (cont.)	Cap Gemini Ernst & Young U.S. Holding Inc.	100%	FC
	Cap Gemini Ernst & Young U.S. Holdings LLC	100%	FC
	Cap Gemini Ernst & Young U.S. LLC	100%	FC
	Cap Gemini North America Inc.	100%	FC
	Cap Gemini Technologies LLC	100%	FC
	Cap Gemini Ernst & Young Government Solutions LLC	100%	FC
	Sogeti USA LLC	100%	FC
	Cap Gemini Telecom Media & Networks US Inc.	100%	FC
FINLAND	Cap Gemini Ernst & Young Finland Oy	100%	FC
	Capsam Consulting Oy	100%	FC
	Racap Solutions Oy	65%	FC
	Cap Gemini Telecom Media & Networks Finland Oy	100%	FC
FRANCE	Cap Gemini S.A.	Parent Company	FC
	Agrostar	19%	EQ
	Answork	14.8%	EQ
	Cap Gemini Ernst & Young France SAS	100%	FC
	Cap Gemini Gouvieux SAS	100%	FC
	Cap Gemini Service SAS	100%	FC
	CGEY Université SAS	100%	FC
	Pierre Fabre Informatique	51%	FC
	SARL Immobilière Les Fontaines	100%	FC
	SCI Château de Béhoust	100%	FC
	SCI Paris Etoile	100%	FC
	Sogeti France SAS	100%	FC
	Cap Gemini Telecom Media & Networks France SAS	100%	FC
	Cap Gemini Telecom SA	100%	FC
	Transiciel SA (*)	93.3%	FC
	Geoffroy Marie SAS (*)	93.3%	FC
	Transiciel Ingénierie SA (*)	93.3%	FC
	Transiciel Régions SA (*)	93.3%	FC
	Transiciel ISR SA (*)	93.3%	FC
	Transiciel Technologies SA (*)	92.4%	FC
	Sinfor Automation SA (*)	93.3%	FC
	Atraits SA (*)	93.3%	FC
	Retec SA (*)	92.3%	FC
	Retec Aquitaine SARL (*)	91.9%	FC
	Retec Institut SARL (*)	92.2%	FC
	Retec Midi Pyrénées SARL (*)	92.1%	FC
	Retec Systèmes SARL (*)	92.1%	FC
	Sacaf SNC (*)	78.4%	FC
	Retec Calculs SARL (*)	92.1%	FC
	Socaltec SARL (*)	91.9%	FC
	Retec Azur SARL (*)	92.1%	FC
	Retec Conseils SAS (*)	92.3%	FC
	Retec Technologies SAS (*)	92.3%	FC
	Ariane Groupe France SAS (*)	93.3%	FC
	Chryseis Micro et Réseaux SARL (*)	93.3%	FC
UNITED KINGDOM	Cap Gemini Ernst & Young UK Plc	100%	FC
	CGS Holdings Ltd.	100%	FC
	Gemini Consulting Holding Ltd. (UK)	100%	FC
	Working Links (Employment) Ltd.	33%	PROP
	Cap Gemini Telecom Media and Networks UK Ltd.	100%	FC
HUNGARY	Cap Gemini Ernst & Young Magyarorszag Kft	100%	FC
INDIA	Cap Gemini Ernst & Young Consulting India Private Ltd.	100%	FC
INDONESIA	PT EY GCC Asia Pacific BV	100%	FC

Country	Consolidated companies	% interest	Consolidation method
IRELAND	Cap Gemini Ernst & Young Ireland Ltd.	100%	FC
ITALY	Cap Gemini Ernst & Young Italia S.p.A.	100%	FC
	Cap Gemini Telecom & Media Networks Italia S.p.A.	100%	FC
JAPAN	Cap Gemini Ernst & Young Japan KK	100%	FC
LUXEMBOURG	Cap Gemini Ernst & Young Luxembourg SA	100%	FC
	Cap Gemini Reinsurance Company	100%	FC
	Ariane II Luxembourg SA /NV (*)	93.3%	FC
MALAYSIA	Cap Gemini Ernst & Young Consultants Sdn Bhd	100%	FC
	Cap Gemini Telecom Media & Networks Malaysia Sdn Bhd	100%	FC
MEXICO	Cap Gemini Ernst & Young Mexico S. de R.L. de C.V.	100%	FC
NORWAY	Cap Gemini Ernst & Young Norge AS	100%	FC
	Cap Gemini Telecom Media & Networks Norge AS	100%	FC
NETHERLANDS	Cap Gemini Benelux BV	100%	FC
	Cap Gemini Ernst & Young Outsourcing BV	100%	FC
	Cap Gemini Ernst & Young Management Sourcing BV	100%	FC
	Cap Gemini Ernst & Young Sourcing BV	100%	FC
	Cap Gemini Ernst & Young Nederland BV	100%	FC
	Cap Gemini Europe BV	100%	FC
	Cap Gemini NV	100%	FC
	EC Gate	30%	EQ
	CGS/WSG Partnership CV	100%	FC
	Entity Holding BV	10%	EQ
	GBA Volmac BV	100%	FC
	Paul Postma Marketing Consultancy BV	100%	FC
	Sogeti Nederland BV	100%	FC
	Cap Gemini Ernst & Young International BV	100%	FC
	Cap Gemini Ernst & Young Global Client Consulting Asia Pacific BV	100%	FC
	UCC Groep BV (*)	93.3%	FC
	Flow Nederland BV (*)	93.3%	FC
	Cap Gemini Telecom Media & Networks Nederland BV	100%	FC
POLAND	Cap Gemini Ernst & Young Polska Sp z.o.o.	100%	FC
PORTUGAL	Cap Gemini Ernst & Young Portugal, Serviços de Consultoria e Informatica S.A.	100%	FC
CZECH REPUBLIC	Cap Gemini Telecom Media & Networks Czech Republic S.r.o.	100%	FC
SINGAPORE	Cap Gemini Ernst & Young Singapore Pte Ltd.	100%	FC
	Cap Gemini Asia Pacific Pte Ltd.	100%	FC
	Professional Outsourcing Pte Ltd.	100%	FC
	Cap Gemini Telecom Media & Networks Singapore Pte Ltd.	100%	FC
SLOVAKIA	Cap Gemini Ernst & Young Slovensko, s.r.o.	100%	FC
SWEDEN	Cap Gemini Ernst & Young AB	100%	FC
	Cap Gemini Ernst & Young Sverfce AB	100%	FC
	Cap Gemini Ernst & Young Travel & Logistics Sweden AB	100%	FC
	SIAR Bossard Sverige AB	100%	FC
	Sogeti Sverige AB	100%	FC
	Cap Gemini Telecom Media & Networks Sweden AB	100%	FC
SWITZERLAND	Cap Gemini Ernst & Young Suisse SA	100%	FC
	SD&M Schweiz AG	100%	FC
	Gonap AG	100%	FC
	Sogeti Suisse SA	100%	FC

As stated on page 2, the Group intends to adopt the name "Capgemini" from April 15, 2004. Therefore actions have been taken to remove the words "Ernst & Young" from the names of the subsidiaries.

CAP GEMINI S.A. SUMMARIZED FINANCIAL STATEMENTS

The full financial statements, including the notes, may be obtained from the Company on request. The Statutory Auditors' reports below relate to the full financial statements.

STATUTORY AUDITORS' GENERAL REPORT

ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003

Free translation of the original French language report

To the shareholders of Cap Gemini S.A.

In compliance with the assignment entrusted to us by your Annual Shareholders' Meeting, we hereby report to you, for the year ended December 31, 2003, on:

- the audit of the accompanying financial statements of Cap Gemini S.A.,
- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of December 31, 2003, and of the results of its operations for the year then ended in accordance with French accounting principles and regulations.

Justification of our assessments

In accordance with the obligation to justify our assessments set down in article L.225-235 of the French Commercial Code (*Code de Commerce*), applicable for the first time to this financial year, we draw your attention to the matters set out below which contribute to the opinion expressed above in relation to the financial statements taken as a whole:

Investments in subsidiaries and affiliates in an amount of €6,691 million are recorded in the balance sheet for the year ended December 31, 2003. The accounting principles used and the methods applied to determine the value in use of these investments are described in notes 1 and 2.2 to the financial statements.

As part of our assessments, we verified whether the approach applied was correct and that the assumptions used and resulting valuations were consistent overall.

Specific verifications and information

We have also performed the specific verifications required by law, in accordance with the professional standards applied in France.

We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the Management Report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we have verified that the Management Report of the Board of Directors contains the appropriate disclosures as to the acquisition of shares and controlling interests, together with the identity of the principal shareholders.

Paris, February 26, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard Rascle

KPMG Audit

Department of KPMG S.A.

Jean-Luc Decornoy
Partner

Frédéric Quelin
Partner

STATUTORY AUDITORS' SPECIAL REPORT

ON CERTAIN RELATED PARTY AGREEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003

Free translation of the original French language report

To the shareholders of Cap Gemini S.A.,

In our capacity as Statutory Auditors of Cap Gemini S.A., we are required to report on certain contractual agreements with certain related parties of which we have been advised.

Agreements entered into during the year

Under the provisions of article L.225-40 of the Commercial Code, we have been informed of the agreements approved in advance by the Board of Directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the professional standards applied in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Agreement signed with Lazard Frères authorized by the Board of Directors on February 26, 2003

Director concerned: Bruno Roger

Type and purpose of agreement: Agreement with Lazard Frères to act as an exclusive financial consultant to assist the Company in researching transactions aimed at changing its scope of operations and/or its financial structure, and in carrying out any such transactions.
The agreement was entered into for a period of seven months from the date of signature and is tacitly renewable for a period of 6 months.

Terms and conditions: the agreement provides for the payment of a success fee corresponding to 80% of the standard market rates. If no such transactions were carried out before September 30, 2003 Cap Gemini S.A. had to pay a €400,000 retainer fee for all work carried out since the signature of the agreement.

During 2003 Lazard Frères received total fees of €1,711,742 under the agreement, representing the success fee on the Transiciel transaction (including the €400,000 retainer fee).

Paris, February 26, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard Rascle

KPMG Audit
Department of KPMG S.A.

Jean-Luc Decornoy
Partner

Frédéric Quélin
Partner

SUMMARIZED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

in millions of euros	2001	2002	2003
Operating revenue	184	162	136
Operating expenses	(18)	(18)	(24)
OPERATING INCOME	166	144	112
Interest income/(expenses), net	(1,960)	(4,629)	(155)
Other income and expenses, net	(16)	258	(3)
Income tax	(64)	92	4
NET INCOME/(LOSS)	(1,874)	(4,135)	(42)

SUMMARIZED BALANCE SHEETS

AS OF DECEMBER 31, 2001, 2002 AND 2003

in millions of euros	2001	2002	2003
ASSETS			
Non-current assets	11,013	6,734	7,036
Current assets	624	619	920
Other assets	1	1	9
TOTAL ASSETS	11,638	7,354	7,965
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	11,415	7,222	7,376
Provisions	14	25	17
Long and short-term debt	6	14	(*) 476
Other liabilities	203	93	96
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,638	7,354	7,965

(*) of which €460 million related to the issuance of bonds convertible into new shares and/or exchangeable for existing shares (OCEANEs)

SUBSIDIARIES AND INVESTMENTS

in millions of euros	Capital	Other shareholders' equity (including net income for the year) (1)	(%) interest	Number of shares owned	Book value of shares Gross	Book value of shares Net	Loans & advances granted	Guarantees given (2)	2003 revenue	Dividends received
SUBSIDIARIES										
Cap Gemini North America	1	1,683	100.00%	964,000	5,475	2,087	89	221	-	-
CGS Holdings Ltd (UK)	611	1	100.00%	453,513,903	571	571	135	47	-	-
Gemini Consulting Holding Ltd (UK)	-	10	100.00%	1,083	23	23	-	-	-	-
CGEY Oldco Ltd (UK)	15	31	100.00%	1,033,938,857	801	392	-	-	-	-
CGEY Old Ireland Ltd	0	0	100.00%	71,662	16	16	-	-	-	-
CGEY AB (Sweden)	2	206	100.00%	21,680	302	302	18	9	3	-
Cap Gemini Europe BV (Netherlands)	88	126	100.00%	194,100	253	253	-	9	-	-
Cap Gemini NV (Benelux)	5	510	99.85%	43,287,967	1,214	1,138	-	-	-	-
CGEY Deutschland Holding GmbH (Germany)	92	37	94.40%	1	571	440	16	50	11	-
CGEY Deutschland GmbH (Germany)	12	54	2.90%	1	10	10	11	-	165	-
CGEY Consultants Osterreich AG (Austria)	0	2	100.00%	36,791	39	27	-	1	21	-
CGEY Suisse	3	1	100.00%	5,434	36	29	-	-	17	-
CGEY Polska Sp Z.o.o (Poland)	3	(3)	100.00%	106,135	16	8	1	-	10	-
CGEY France S.A.S	40	(25)	98.98%	2,474,197	381	381	-	21	864	5
Cap Gemini Telecom S.A.S (France)	142	354	100.00%	8,855,327	830	467	-	-	29	-
Transiciel S.A.	19	103	93.32%	17,571,514	202	202	-	-	21	-
CGEY Italia Spa (Italy)	5	0	100.00%	1,038,575	444	41	-	22	90	-
CGEY Espana SL (Spain)	13	(56)	100.00%	132,938	112	83	56	9	133	
CGEY Portugal Serviços de Consultoria e Informatica S.A. (Portugal)	6	(10)	100.00%	1,191,340	33	25	3	-	28	-
Cap Gemini Asia Pacific Pte (Singapore)	80	(82)	100.00%	171,108,000	102	54	2	41	-	-
CGEY Australia Pty Ltd (Australia)	99	(96)	100.00%	1,200,000	157	48	-	-	44	-
CGEY New Zealand Ltd (New Zealand)	9	(9)	100.00%	3,000,000	42	-	-	-	-	-
Sogeti France SAS	9	17	81.66%	7,311,031	34	34	-	0	120	-
Sogeti Spain SL	5	0	100.00%	530,303	5	5	-	-	8	-
Sogeti Sverige AB	1	5	100.00%	5,000	5	5	-	-	56	-
Cap Gemini Service S.A.S (France)	1	(8)	100.00%	1,500,000	43	-	-	1	118	-
SCI Paris Etoile	0	2	100.00%	9,999	48	31	-	-	3	2
SCI du Château de Béhoust	0	-	99.00%	99	0	0	-	29	1	-
Immobilière les Fontaines S.A.R.L	8	(4)	100.00%	499,000	13	13	-	87	5	-
Other (France)	nm	nm	nm	nm	1	1	-	-	nm	0
Other (outside France)	nm	nm	nm	nm	3	1	-	-	nm	-

INVESTMENTS

As of December 31, 2003, investments held by Cap Gemini SA are not material.

(1) Excluding share capital and before appropriation of income for the year.

(2) As of December 31, 2003, guarantees granted by the Company to its subsidiaries for financing facilities amounted to €341 million, of which €73 million have been used.

nm : not meaningful.

Cap Gemini S.A. is the head of the French tax group made up of 12 companies. The impact of tax consolidation in 2003 was a benefit of €5 million.

The net income of subsidiaries and investments is not provided because disclosure would be prejudicial to the Company's commercial and financial strategy.

As stated on page 2, the Group intends to adopt the name "Capgemini" from April 15, 2004. Therefore actions have been taken to remove the words "Ernst & Young" from the names of the subsidiaries.

CHANGES IN SHAREHOLDERS' EQUITY

in millions of euros	2002	Net income appropriation 2002	Other movements	2003
Share capital	1,004	-	45	1,049
Additional paid-in-capital	11,711	(5,807)	151	6,055
Legal reserve	100	-	-	100
Untaxed reserves	42	-	-	42
Other reserves	172	-	-	172
Retained earnings	(1,672)	1,672	-	-
Dividends paid	-	-	-	-
Net income/(loss)	(4,135)	4,135	(42)	(42)
TOTAL	7,222	0	154	7,376

FIVE-YEAR FINANCIAL SUMMARY

in millions of euros	1999	2000	2001	2002	2003
I-SHARE CAPITAL AT YEAR-END					
Share capital	624	994	1,002	1,004	1,049
Number of common shares outstanding	77,945,108	124,305,544	125,244,256	125,479,105	131,165,349
Maximum number of future shares to be created:					
- through exercise of stock options	6,038,838	7,487,783	10,463,754	10,951,340	10,004,465
- through conversion of convertible bonds	-	-	-	-	9,019,607
- through warrants related to Transiciel acquisition	-	-	-	-	503,602
II-OPERATIONS AND RESULTS OF THE CURRENT YEAR					
Operating revenue	108	196	184	162	136
Operating revenue and financial revenue	258	329	301	248	175
Income before taxes, amortization and provisions	165	395	264	(1,523)	108
Income tax	34	32	64	(92)	(4)
Net income/(loss)	149	318	(1,874)	(4,135)	(42)
Distributed income	78	(a)164	50	0	(b) 0
III-EARNINGS PER SHARE *in euros*					
Earnings after taxes,					
but before amortization and provisions	1.68	2.92	1.60	(11.40)	0.86
Net earnings	1.91	2.56	(14.96)	(32.96)	(0.32)
Dividend per share, net	1.00	1.20	0.40	0	(b) 0
IV-EMPLOYEE DATA					
Average number of employees during the year	-	-	-	-	-
Total payroll	-	-	-	-	-
Total benefits	-	-	-	-	-

(a) Representing a dividend of €149 million and dividend equalization tax *(précompte)* of €15 million.
(b) Subject to approval by the Ordinary Shareholder's Meeting of April 29,2004.

STATUTORY AUDITORS' SPECIAL REPORT

ON THE CANCELING OF SHARES BOUGHT BACK BY THE COMPANY

Free translation of the original French language report

To the shareholders of Cap Gemini S.A.,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to the provisions of article L. 225-209, paragraph 4 of the Commercial Code relating to the canceling of shares bought back by the Company, we hereby present our report on the reasons and terms of the proposed capital reduction.

We conducted our review in accordance with the professional standards applied in France. Those standards require that we review the proposed capital reduction in order to ensure whether the reasons and terms thereof are fair.

The proposed capital reduction would take place further to the buyback of shares representing a maximum of 10% of the Company's share capital as of December 31, 2003, in accordance with article L. 225-209, paragraph 4 of the Commercial Code.

The Board of Directors is seeking an eighteen-month authorization for this buyback program in the fifth resolution of the Ordinary Shareholders' Meeting.

Shareholders are also asked to grant the Board of Directors full powers to cancel the shares acquired, provided that the aggregate number of shares cancelled in any given period of 24 months does not exceed 10% of the Company's capital. These powers would be exercisable for a period of 5 years.

We have no comment to make on the reasons or terms of the proposed capital reduction, the implementation of which depends on the Ordinary Shareholders' Meeting approving the buy back of the Company's shares.

Paris, February 26, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard Rascle

KPMG Audit

Department of KPMG S.A.

Jean-Luc Decornoy
Partner

Frédéric Quélin
Partner

STATUTORY AUDITORS' SPECIAL REPORT

ON THE ISSUANCE OF SHARES AND SHARE EQUIVALENTS WITH DELEGATION OF POWERS

Free translation of the original French language report

To the shareholders of Cap Gemini S.A.,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to the provisions of articles L.228-92, L.228-95, L.225-135 and L 228-148 of the Commercial Code, we hereby present our report on the following planned issues:

- the issuance of shares without pre-emptive subscription rights, as presented in the ninth resolution,
- the public issuance of equity warrants and hybrid securities, as presented in the eleventh to fourteenth resolutions,
- the issuance of shares and/or hybrid securities as payment for shares tendered to any public exchange offer made by the Company, as presented in the fifteenth resolution,

as submitted to shareholders for approval.

As described in its report, the Board of Directors is asking for authorization to establish the terms and conditions of these issues. Shareholders will also be asked to waive their pre-emptive rights to subscribe for securities issued under the terms of the ninth, twelfth, fourteenth and fifteenth resolutions as well as for shares issued subsequently on conversion, exchange or exercise of equity warrants or any other method as provided for under resolutions eleven to fourteen.

1/ Issuance of shares without pre-emptive subscription rights

In the ninth resolution, the Board of Directors is seeking authorization to issue new shares at par or at a premium, to be paid up in cash or by capitalizing debt, without pre-emptive subscription rights for existing shareholders.

The total amount of capital increases that may be carried out pursuant to this resolution will be covered by the blanket authorization to increase the capital to a maximum nominal amount of €1.5 billion, which shareholders will be asked to approve in the eighth resolution.

2/ Issuance of equity warrants

In the eleventh and twelfth resolutions the Board of Directors is seeking authorization to issue equity warrants, with pre-emptive subscription rights for existing shareholders under the eleventh resolution, and without pre-emptive subscription rights under the twelfth resolution.

Under each of these resolutions, the share capital may be increased by a maximum of €400 million due to the exercise of equity warrants.

Shareholders are also asked to expressly waive their pre-emptive rights, in favor of the warrant-holders, to subscribe for the shares to be issued on the exercise of the warrants.

3/ Issuance of hybrid securities

In the thirteenth and fourteenth resolutions the Board of Directors is seeking authorization to issue hybrid securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company, at any time or at fixed dates. These issues would be with pre-emptive subscription rights for existing shareholders under the thirteenth resolution and without pre-emptive subscription rights under the fourteenth resolution. The securities that may be issued pursuant to these resolutions may include:

a) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed €400 million;

b) debentures other than convertible debentures, debentures with equity warrants or the securities referred to in a) above; in this case, the aggregate face value of the securities issued may not exceed €3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in a) above, or on conversion, redemption or exchange of the securities referred to in b) above, or on presentation of a warrant attached to the securities or otherwise may not exceed €400 million, not including any potential adjustments.

These authorizations entail the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

4/ Issuance of shares and/or hybrid securities as payment for shares tendered to any public exchange offer made by the Company

In the fifteenth resolution the Board of Directors is seeking an authorization to use the authorizations granted under the ninth, twelfth and fourteenth resolutions mentioned in 1), 2) and 3) above or in the fifteenth and seventeenth resolutions of the Extraordinary Shareholders' Meeting of May 7, 2003, in order to issue shares and/or hybrid securities to remit as payment for shares tendered to any public exchange offer made in France or abroad by the Company.

The price of the shares and other securities issued under this authorization will be set based on the laws applicable to public exchange offers. Therefore the rules relating to setting the issue prices of Company shares set out in the above-mentioned resolutions will not apply.

Shareholders are expressly asked to waive their pre-emptive rights to subscribe for any shares or other securities issued pursuant to this authorization.

The total amount of capital increases that may be carried out pursuant to the authorizations given in the ninth and eleventh to fifteenth resolutions as mentioned above and by the fourteenth to seventeenth resolutions of the Extraordinary Shareholders' Meeting of May 7, 2003 will be covered by the blanket authorization to increase the capital to a maximum nominal amount of €1.5 billion given to the Board of Directors in the eighth resolution which you are invited to approve.

We conducted our review in accordance with the professional standards applied in France. Those standards require that we carry out the necessary procedures to review the methods used for determining the exercise price of subscription rights and the issue price for each issue.

As the exercise price of subscription rights and the issue price for each issue are to be determined by the Board of Directors when the operations are carried out, we are not in a position to comment on the final terms and conditions under which these issues will be conducted, nor, in consequence, on the proposed waivers of shareholders' pre-emptive rights to subscribe for the issues concerned, the principle of which is in keeping with the nature of the proposed operations.

In accordance with article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of each such issue conducted by the Board of Directors.

Paris, February 26, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard Rascle

KPMG Audit
Department of KPMG S.A.

Jean-Luc Decornoy
Partner

Frédéric Quélin
Partner

STATUTORY AUDITORS' SPECIAL REPORT

ON EMPLOYEE SHARE ISSUES

Free translation of the original French language report

To the shareholders of Cap Gemini S.A.,

In our capacity as Statutory Auditors of Cap Gemini S.A. and in accordance with article L. 225-135 of the Commercial Code, we hereby present our report on the planned share issues to be offered for subscription in cash by employees who are members of a Company Savings Plan (PEE) set up by the Company or related companies within the meaning of article L.225-180 of the Commercial Code, as submitted to shareholders for approval.

In accordance with the provisions of article L. 225-129 VII of the Commercial Code, and based on its report, the Board of Directors is inviting shareholders to grant it a three-year authorization to set the terms and conditions of any such issue in accordance with article L. 443-5 of the Labor Code. Shareholders are also asked to waive their pre-emptive right to subscribe for any shares to be offered to employees for subscription.

Total capital increases resulting from shares issued under the authorization given in this resolution may not exceed €28,000,000, representing 3,500,000 new shares with a par value of €8.

We conducted our review in accordance with the professional standards applied in France. Those standards require that we carry out the necessary procedures to review the methods used for determining the issue price for each issue.

Subject to the future examination of the terms and conditions of these issues, we have no comment to make on the methods used to determine the issue price of new shares, as presented in the report of the Board of Directors.

As the issue price of new shares is to be determined by the Board of Directors when the operations are carried out, we are not in a position to comment on the final terms and conditions under which these issues will be conducted, nor, in consequence, on the proposed waiver of shareholders' pre-emptive rights to subscribe for the issues concerned, the principle of which is in keeping with the nature of the proposed operations.

In accordance with article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of each such issue conducted by the Board of Directors.

Paris, February 26, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit

Bernard Rascle

KPMG Audit
Department of KPMG S.A.

Jean-Luc Decornoy
Partner

Frédéric Quélin
Partner

TEXT OF THE DRAFT RESOLUTIONS

PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF APRIL 29, 2004

(APRIL 15, 2004 ON FIRST CONVOCATION)

I – RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First resolution

Approval of the 2003 financial statements

After hearing the following:

- the management report of the Board of Directors,
- the general report of the Statutory Auditors on their audit of the financial statements for the year ended December 31, 2003,

the General Shareholders' Meeting hereby approves the financial statements for the year ended December 31, 2003 as presented by the Board of Directors, which show a net loss of €41,681,723.70.

The General Shareholders' Meeting therefore gives discharge to the Board of Directors for its management during the year.

Second resolution

Approval of the 2003 consolidated financial statements

After hearing the following:

- the Group management report of the Board of Directors,
- the report of the Statutory Auditors on their audit of the consolidated financial statements,

the General Shareholders' Meeting hereby approves the consolidated financial statements for the year ended December 31, 2003 as presented by the Board of Directors.

Third resolution

Regulated agreements

After hearing the Statutory Auditors' special report on agreements governed by article L.225-38 of the French Commercial Code *(Code de Commerce)*, the General Shareholders' Meeting approves the agreements mentioned therein.

Fourth resolution

Results appropriation

The General Shareholders' Meeting approves the recommendations of the Board of Directors and resolves to record the net loss for the year of €41,681,723.70 as a deficit in retained earnings. The General Shareholders' Meeting approves the recommendation of the Board of Directors not to pay a dividend for 2003. Pursuant to article 243 bis of the French General Tax Code, the General Shareholders' Meeting notes that no dividend was paid for 2002, that 2001 dividends totaled €50,097,702.40, representing a dividend per share of €0.40 paid on 125,244,256 shares and that 2000 dividends totaled €149,166,652.80, representing a dividend per share of €1.20 paid on 124,305,544 shares.

Fifth resolution

Authorization to buy back shares

The General Shareholders' Meeting, after hearing the report of the Board of Directors and reviewing the information memorandum approved by the *Autorité des Marchés Financiers*, authorizes the Board of Directors to buy back the Company's shares on the open market. This authorization is given for a period of eighteen months. The related powers may be delegated by the Board of Directors in accordance with the provisions of articles L.225-209 *et seq.* of the Commercial Code.

The purpose of this authorization is to allow the Company to:

- exchange, sell, transfer or remit shares in payment, in particular in connection with external growth transactions;
- remit shares on the exercise of the rights attached to securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini SA shares;
- cancel shares, subject to adoption of the seventh resolution of the Extraordinary Shareholders' Meeting to be held immediately after this Ordinary Shareholders' Meeting;
- optimize the management of the Company's financial position and assets and liabilities;
- buy and sell shares on the open market to take advantage of market situations;
- award shares to employees on the terms and by the methods provided for by law, including in connection with company savings plans or stock option plans;
- stabilize the share price by trading against market trends.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments. The entire buyback program may be carried out by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in *Commission des Opérations de Bourse* regulation 90-04 (as amended).

The General Shareholders' Meeting resolves that the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2003, corresponding to 13,116,534 shares, and that the total funds invested in the share buybacks may not exceed €655,826,700.

The General Shareholders' Meeting sets the maximum purchase price of the shares at €50 per share and the minimum sale price at €20 per share. In the case of a bonus share issue paid up by capitalizing reserves, or a stock-split or reverse stock-split, the above prices per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

Full powers are given to the Board of Directors, including the power of delegation, to use this authorization and to:

- place any and all buy and sell orders and enter into any and all agreements for the keeping of a register of share purchases and sales or for any other relevant purposes;
- carry out any and all filing and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to each General Shareholders' Meeting on the transactions carried out during the year under this authorization.

The authorizations given to the Board of Directors in this resolution replace those given in the fifth resolution of the Ordinary Shareholders' Meeting of May 7, 2003.

Sixth resolution

Ratification of the appointment of a Director

The General Shareholders' Meeting ratifies the appointment of Yann Delabrière as Director, which was made on a provisional basis by the Board of Directors at its meeting of February 25, 2004, and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

II – RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHARE HOLDERS' MEETING

Seventh resolution

Authorization to cancel shares acquired under the buy-back program

The General Shareholders' Meeting, after hearing the report of the Board of Directors and the Statutory Auditors' special report, authorizes the Board of Directors to:

- cancel - in accordance with article L.225-209 of the Commercial Code - on one or several occasions at its sole discretion, all or some of the Cap Gemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital, and to reduce the capital accordingly;

- Charge the difference between the purchase price of the cancelled shares and their par value to additional paid-in capital or any distributable reserves.

This authorization, which is given for a period of five years from the date of this meeting, may be delegated by the Board of Directors.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities. These powers may also be delegated.

The authorization given to the Board of Directors in this resolution replaces that given in the twelfth resolution of the Extraordinary Shareholders' Meeting of May 7, 2003.

Eighth resolution

Authorization to issue shares WITH pre-emptive subscription rights

After hearing the report of the Board of Directors, the General Shareholders' Meeting authorizes the Board of Directors to increase the Company's capital on one or several occasions, with an overall ceiling of €1.5 billion, by:

- issuing new shares at par or at a premium, to be paid up in cash or by capitalizing debt, provided that existing shareholders are given a pre-emptive right to subscribe for the shares, pro rata to their existing holdings, as well as to any shares not taken up by other shareholders, also on a pro rata basis;
- issuing bonus shares or raising the par value of existing shares, to be paid up by capitalizing all or part of the Company's additional paid-in capital, retained earnings, income, provisions or any other capitalizable items, or;
- utilizing all or some of these methods, successively or simultaneously.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the share issue or issues within the above limits and decide the timing of the issues, the subscription period and the terms and conditions of issue, subject to compliance with the law and the bylaws. Accordingly the Board of Directors shall:

- set the number of new shares to be issued and their cum-dividend date or the amount by which the par value of existing shares is to be raised, and, in the latter case, to set the effective date of such increase;
- in the case of shares issued for cash, decide the issue price, the dates, periods and conditions of exercise of existing shareholders' pre-emptive subscription rights, pro rata to their existing holdings and including any shares not taken up by other shareholders, allocate the balance of the capital increase if all the shares offered have not been subscribed, collect the subscriptions and subscription monies and, if appropriate, limit the amount of the capital increase to the subscriptions received, provided that at least three quarters of the shares offered have been taken up;
- enter into any and all agreements with any banks or credit institutions in connection with the placement of the shares and take all necessary measures to permit the completion of the issue or issues;
- charge the share issuance costs against the related premiums;
- amend the bylaws to reflect the new capital after each share issue;
- carry out any required formalities, including those necessary for the new shares to be traded on the Euronext Paris SA market;

The Board of Directors shall also decide and carry out all necessary transactions and formalities, directly or through a representative, and generally take all appropriate action to effect the capital increase or increases.

These authorizations are given for a period of three years from the date of this meeting and replace those given in the eighth resolution of the Extraordinary Shareholders' Meeting of May 16, 2001.

Ninth resolution

Authorization to issue shares WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:

(I) having noted the authorization given to the Board of Directors in the eighth resolution above, to increase the capital to a maximum of €1.5 billion, including by issuing new shares at par or at a premium, to be paid up in cash or by capitalizing debt or by another method,

(II) authorizes the Board of Directors to issue shares for cash, on one or several occasions, without pre-emptive subscription rights for existing shareholders, provided that the maximum authorized capital referred to in the said resolution is not exceeded and that:

- with the exception of the special provisions concerning the issuance of new shares with pre-emptive subscription rights, and the issuance of bonus shares or the raising of the par value of existing shares, to be paid up by capitalizing retained earnings, income, additional paid-in capital, provisions or any other capitalizable items, all the provisions of the above-mentioned resolution also apply to this authorization;
- the Board of Directors may grant existing shareholders a non-transferable priority right to subscribe for the shares, pro rata to their existing holdings, for a period and on terms to be decided by the Board of Directors. Shareholders may also be offered a secondary priority right to subscribe for any shares not taken up by other shareholders. Any shares not subscribed by shareholders exercising their priority right will be offered to the public.

- the amount received by the Company for each share issue pursuant to this resolution must be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the shares.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be issued pursuant to this resolution.

This authorization is given for a period of three years from the date of this meeting and replaces that given in the ninth resolution of the Extraordinary Shareholders' Meeting of May 16, 2001.

Tenth resolution

Authorization granted to the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Group employees participating in a Company Savings Plan (PEE) to be set up at that time

After hearing the report of the Board of Directors and the Statutory Auditors' special report, and as provided for in articles L.225-129 VII and L.225-138 of the French Commercial Code and articles L.433-1 *et seq.* of the Labor Code, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Group employees participating in a Company Savings Plan (PEE) to be set up at that time, particularly if the Board decides to use the authorizations granted in the eighth and ninth resolutions above;
- resolves that any employee share issue carried out in accordance with this authorization may not represent over 3,500,000 new shares with a par value of €8 each;
- resolves that the issue price of the new shares, determined in accordance with the provisions of article L.443-5 of the Labor Code, may neither be higher than the average of the opening prices quoted for the Company's shares on the Paris Stock Exchange over the twenty trading days preceding the date of the decision by the Board of Directors or the Chairman of the Board setting the opening date for the subscription period, nor more than 20% lower than the said average;
- notes that this authorization automatically entails the waiver by shareholders of their pre-emptive right to subscribe for the shares to be offered to employees for subscription;
- grants full powers to the Board of Directors to:

- decide whether the shares should be directly subscribed by the employees concerned or through a corporate mutual fund (FCPE) or through an employee share ownership mutual fund (SICAVAS);
- draw up the list of beneficiaries;
- set the opening and closing dates of the subscription period and the issue price of the shares, as well as the payment period;
- set the number of new shares to be issued and the applicable rules in the event of oversubscription;
- place on record the capital increases and amend the Company's bylaws accordingly;
- charge the share issuance costs against the related premiums and deduct from the premiums the amounts necessary to raise the legal reserve to one-tenth of the new capital after each issue;
- carry out any and all transactions and formalities, directly or through a duly authorized representative, and more generally take all appropriate action and do whatever is necessary to comply with the applicable laws and regulations.

These powers may be delegated by the Board of Directors in accordance with the applicable law.

This authorization is valid for three years as from the date of this meeting.

Eleventh resolution

Public issue of equity warrants WITH pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, equity warrants exercisable for the Company's shares and to increase the share capital by a maximum amount of €400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders.

The equity warrants will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to warrants not taken up by other shareholders.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be issued on exercise of the warrants.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;
- the number of warrants required to subscribe for one share;
- the periods during which the rights attached to the warrants may be exercised;
- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;
- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- to charge the capital increase costs against the related premiums; and
- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

This authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

Twelfth resolution

Public issue of equity warrants WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue equity warrants exercisable for shares and to increase the share capital by a maximum amount of €400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders. The warrants may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency.

The General Shareholders' Meeting resolves that the issue price of the shares to be subscribed on exercise of the warrants shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the equity warrants.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for:

- the equity warrants to be issued pursuant to this resolution; and
- the shares to be issued on exercise of the warrants.

If the issue or issues take place on the French market, the Board of Directors may grant existing shareholders a non-transferable priority right to subscribe for the equity warrants, during a period and on terms to be decided at the discretion of the Board of Directors. Any warrants not subscribed by shareholders exercising their priority right will be placed on the market.
The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;
- the number of warrants required to subscribe for one share;
- the periods during which the rights attached to the warrants may be exercised;
- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding,

the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;
- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- to charge the capital increase costs against the related premiums; and
- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

This authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

Thirteenth resolution

Public issue of hybrid securities WITH pre-emptive subscription rights

After hearing the report of the Board of Directors and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions.

The securities will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to securities not taken up by other shareholders.

The securities that may be issued pursuant to this resolution shall include:

(I) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed €400 million;

(II) debentures other than convertible debentures, debentures with equity warrants or the securities referred to in (I) above; in this case, the aggregate face value of the securities issued may not exceed €3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (I) above, or on conversion, redemption, exchange or exercise of the securities referred to in (II) above, or on presentation of a warrant or otherwise shall not exceed €400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization must be carried out by the Board of Directors within the maximum period allowed by law.

Fourteenth resolution

Public issue of hybrid securities WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency.

The securities that may be issued pursuant to this resolution shall include:

(I) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed €400 million;

(II) debentures other than convertible debentures, debentures with equity warrants or the securities referred

to in (I) above; in this case, the aggregate face value of the securities issued may not exceed €3 billion.
In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (I) above, or on conversion, redemption, exchange or exercise of the securities referred to in (II) above, or on presentation of a warrant or otherwise shall not exceed €400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

The amount received or likely to be received subsequently by the Company for each share issued or created by subscription, or on conversion, redemption or exchange of securities, exercise of a warrant or otherwise shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the relevant securities.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the securities to be issued pursuant to this resolution.

If the issue or issues take place in the French market, the Board of Directors may grant existing shareholders a non-transferable priority right to subscribe for securities, during a period and on terms to be decided at the discretion of Board of Directors. Any securities not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization must be carried out by the Board of Directors within the maximum period allowed by law.

Fifteenth resolution

Authorization to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares as payment for shares tendered to any public exchange offer made by the Company

After hearing the report of the Board of Directors and the Statutory Auditors' special report, and in accordance with articles L. 225-148 and L 225-129 of the Commercial Code, the General Shareholders' Meeting:

- resolves that the Board of Directors may use the authorizations granted in the ninth, twelfth and fourteenth resolutions here above and in the fifteenth and seventeenth resolutions of the Extraordinary Shareholders' Meeting of May 7, 2003, in order to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares, to remit as payment for shares tendered to any public exchange offer made in France or abroad by the Company concerning the shares of another company traded on one of the regulated markets set out in the said article L.225-148;
- notes that existing shareholders of the Company shall not have a pre-emptive right to subscribe to any shares or other securities issued pursuant to this authorization, as the exclusive purpose of said issues shall be to provide payment to the holders of securities tendered to public exchange offers;
- notes that the price of any shares and other securities issued under this authorization shall be set based on the laws applicable to public exchange offers, and therefore resolves that the rules relating to setting the issue prices of Company shares set out in the ninth, twelfth and fourteenth resolutions here above or the fifteenth and seventeen resolutions of the Extraordinary Shareholders' Meeting of May 7, 2003, shall not apply;
- grants full powers to the Board of Directors, or a representative duly authorized in accordance with the law, to utilize this authorization.

Any issues pursuant to this authorization must be carried out by the Board of Directors within the time periods set down for each of the securities concerned in the ninth, twelfth and fourteenth resolutions here above and the fifteenth and seventeenth resolutions of the Extraordinary Shareholders Meeting of May 7, 2003.

These authorizations do not cancel those granted under the first and second resolutions of the Extraordinary Shareholders' Meeting of December 18, 2003.

Sixteenth resolution

General ceiling on financial authorizations

The General Shareholders' Meeting resolves that the total amount of capital increases that may be carried out pursuant to the authorizations given in the ninth, eleventh, twelfth, thirteenth, fourteenth and fifteenth resolutions above or by the fourteenth, fifteenth, sixteenth and seventeenth resolutions of the Extraordinary Shareholders' Meeting of May 7, 2003 will be covered by the blanket authorization given to the Board of Directors in the eighth resolution above to increase the capital to a maximum nominal amount of €1.5 billion.

The authorizations given to the Board of Directors in the eleventh, twelfth, thirteenth and fourteenth resolutions above replace those given in the eighteenth, nineteenth, twentieth and twenty-first resolutions of the Extraordinary Shareholders' Meeting of May 7, 2003.

Seventeenth resolution

Powers to carry out formalities

The General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

OTHER INFORMATION

Company name and head office

Name: Cap Gemini
Head office: 11, rue de Tilsitt, 75017 Paris

Legal form and governing law

"Société anonyme" governed by the French Companies Act of July 24, 1966 and Decree no. 67-236 of March 23, 1967.

Date of incorporation and term:
The Company was incorporated on September 17, 1984. It was registered on October 4, 1984.

The Company was set up for a period of ninety nine years from the date of its registration. It may be wound up in advance or its term extended by decision of the Extraordinary Shareholders' Meeting.

Corporate purpose (article 3 of the bylaws)

The Company's purpose is to assist companies in France and abroad to manage and develop their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfill this purpose, the Company carries out on behalf of customers, either directly or through its subsidiaries or affiliates, one or more of the following activities, on an individual or integrated basis:

1. Management consulting

Working closely with customers, the Company assists in transforming companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. Information systems development

The Company designs and installs information systems. Its services include the development of customized software, the installation of market or internally-developed software applications, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports customers' IT projects by providing consulting, project management, training and assistance services.

3. Outsourcing

The Company manages all or part of its customers' IT resources on their behalf. Where requested by customers, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its customers' own clientele. In addition, it may work in partnership with customers within a structure conducting all or some of these activities.

In order to fulfill its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a common image, organization of financial structures, assistance in negotiations to help these companies to win new contracts, training, research and development support, etc.,
- invest and manage the Company's available funds, make cash advances, and give any and all guarantees or collateral on behalf of subsidiaries and affiliates,
- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfillment or furtherance of said purposes.

Incorporation details

The Company is registered with the Paris Companies Registry under number 330 703 844.
APE business identifier code: 741 J.

Consultation of legal documents

Documents relating to the Company, including the bylaws, the financial statements, the reports of the Board of Directors (or the Directoire, from May 24, 1996 through May 23, 2000) to the General Shareholders' Meetings, and the Statutory Auditors' reports are available for consultation at the Company's head office at 11, rue de Tilsitt, 75017 Paris.

Fiscal year

The Company's fiscal year commences on January 1 and ends on December 31.

Appropriation and distribution of earnings

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting also decides the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, issued in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

General Shareholders' Meetings

Shareholders may participate in general meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and their title to the shares – which may be held in either registered or bearer form – to the address indicated in the notice of meeting. This formality must be completed at least five days prior to the date of the Meeting.

If shareholders attend general meetings in person, any proxies given by them to third parties or any votes cast by post will be cancelled.

To be taken into account, postal votes must be received by the Company at least three days prior to the date of the Meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

Disclosure thresholds

The Extraordinary Shareholders' Meeting of April 25, 2002 added specific disclosure obligations to the Company's bylaws. The bylaws now state that shareholders are required to notify the Company if their interest in the Company's capital or voting rights is increased to above (or reduced to below) 1% or any multiple thereof. In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction will apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

Shareholder identification

The Company is authorized to obtain details of identifiable holders of bearer shares.

The Extraordinary Shareholders' Meeting of April 25, 2002 added a new article to the Company's bylaws according to which the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a Company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of how many shares are held by each shareholder and any applicable restrictions on said shares.

Voting rights

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.
No shares have double voting rights.
The Company's bylaws do not provide for any bonus shares.
Registered and bearer shares carry one voting right each.

Changes in share capital and related rights

Changes in the capital or the rights attached to shares may be carried out subject to compliance with French company law and the specific provisions of the bylaws, summarized below.

SHARE CAPITAL

Amount of capital

As of December 31, 2003, the Company's capital amounted to €1,049,322,792, represented by 131,165,349 common shares with a par value of €8, all fully paid-up.

Shares may be issued in either registered or bearer form, at the shareholder's discretion.

Financial authorizations

Financial authorizations currently applicable

The Extraordinary Shareholders' Meetings of May 16, 2001 and May 7, 2003 authorized the Board of Directors to issue various types of shares and share equivalents provided the maximum amount of the Company's share capital does not exceed €1.5 billion (see table below):

Type of securities	Maximum amount *(in euros)*	Date of authorization	Expiry date of authorization
Common shares with PSR	1.5 billion (par value)	05/16/2001	05/16/2006
Common shares paid up by capitalizing retained earnings, income or additional paid-in capital	1.5 billion (par value)	05/16/2001	05/16/2006
Common shares without PSR	1.5 billion (par value)	05/16/2001	05/16/2004
Debentures	1.5 billion	05/16/2001	04/16/2006
Convertible debentures with PSR	3 billion (debentures)	05/07/2003	05/07/2005
Convertible debentures without PSR	3 billion (debentures)	05/07/2003	05/07/2005
Debentures with equity warrants with PSR	3 billion (debentures) 400 million (par value of shares)	05/07/2003	05/07/2005
Debentures with equity warrants without PSR	3 billion (debentures) 400 million (par value of shares)	05/07/2003	05/07/2005
Equity warrants with PSR	400 million (par value of shares)	05/07/2003	05/07/2004
Equity warrants without PSR	400 million (par value of shares)	05/07/2003	05/07/2004
Hybrid securities with PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue)	05/07/2003	period prescribed by law
Hybrid securities without PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue)	07/05/2003	period prescribed by law

PSR: pre-emptive subscription rights

In the case of the issuance of securities without pre-emptive subscription rights, shareholders may be given a priority right to subscribe for the securities for a period and on terms to be determined by the Board of Directors.

In June 2003, the Board of Directors issued €460 million worth of bonds convertible into new shares or exchangeable for existing shares (OCEANEs), representing 9,019,607 OCEANEs with a nominal value of €51 each. This issue was carried out pursuant to the authorization granted by the Extraordinary Shareholders' Meeting of May 7, 2003 relating to the public issue of hybrid securities without pre-emptive subscription rights. All of the other authorizations granted to the Board of Directors were not used during the year.

Proposed renewals to financial authorizations

At the Extraordinary Shareholders' Meeting of April 29, 2004 (April 15, 2004 on first convocation) shareholders will be invited to renew the financial authorizations which have expired. For the purpose of harmonizing expiry dates for these authorizations, the Board will also ask shareholders to replace the authorization for the issuance of new shares with pre-emptive subscription rights, and the issuance of bonus shares or the raising of the par value of existing shares, to be paid up by capitalizing retained earnings, income, additional paid-in capital, provisions or any other capitalizable items, which expires on May 16, 2006. The overall €1.5 billion ceiling for the Company's capital stock will apply to these renewed authorizations (see table below):

Type of securities	Maximum amount *(in euros)*	Date of authorization	Expiry date of authorization
Common shares with PSR	1.5 billion (par value)	04/29/2004	04/29/2007
Common shares paid up by capitalizing retained earnings, income or additional paid-in capital	1.5 billion (par value)	04/29/2004	04/29/2007
Common shares without PSR	1.5 billion (par value)	04/29/2004	05/16/2007
Equity warrants with PSR	400 million (par value of shares)	04/29/2004	04/29/2005
Equity warrants without PSR	400 million (par value of shares)	04/29/2004	04/29/2005
Hybrid securities with PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue)	04/29/2004	period prescribed by law
Hybrid securities without PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue)	04/29/2004	period prescribed by law

PSR: pre-emptive subscription rights

In the case of the issuance of securities without pre-emptive subscription rights, shareholders may be given a priority right to subscribe for the securities for a period and on terms to be determined by the Board of Directors.

Share equivalents

Stock options

The Board of Directors was authorized by the May 23, 2000 Annual Shareholders' Meeting, and the Directoire by the Annual Shareholders' Meeting of May 24, 1996 to set up one or several stock option plans over a five-year period.

Details of the two stock option plans in force at December 31, 2003 are summarized in the table below:

	1996 plan	2000 plan	
Date of Shareholders' Meeting	May 24, 1996	May 23, 2000	
Total number of stock options	6,000,000	12,000,000	
First options granted on	July 1, 1996	September 1, 2000	October 1, 2001
Exercise period	6 years	6 years	5 years
Exercise price as a % of the average of the prices quoted for Cap Gemini S.A. shares over the twenty trading days preceding the date of grant	80 %	80 %	100 %
Exercise price per share in € :			
Min.	87,96	139,00	24,00
Max.	178,00	161,00	60,00
Total number of shares subscribed at December 31, 2003	1,423,465	-	38,300
Potential number of shares to be created on exercise of options outstanding at December 31, 2003	(1) 2,020,015	(2) 1,894,950	(3) 6,089,500
Of which options held by two members of the Board of Directors	70,000	-	95,000

(1) i.e. 405,465 shares at a price of €87.96; 150,000 shares at a price of €114; 407,750 shares at a price of €118; 404,800 shares at a price of €178; 332,000 shares at a price of €161, and 320,000 shares at a price of €144.
(2) i.e. 1,063,450 shares at a price of €161 and 831,500 shares at a price of €139.
(3) i.e. 2,519,500 shares at a price of €60, 2,168,000 shares at a price of €24, and 1,402,000 shares at a price of €40.

In the event of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable.

The potential number of shares to be created on exercise of options outstanding as of December 31, 2003 amounted to 10,004,465:

- if all of these options were exercised at December 31, 2003 – irrespective of whether the exercise price is higher than the market price – the dilutive effect would be 7.1%;

- including only "in-the-money" options, i.e. those whose exercise price is less than or equal to the Cap Gemini share price at December 31, 2003 (€35.21), and irrespective of the exercise date, the dilutive effect would be 1.6%.

Issuance of bonds convertible into new shares and/or exchangeable for existing shares (OCEANEs)

On June 24, 2003, Cap Gemini SA issued €460 million worth of bonds convertible into new shares and/or exchangeable for existing shares (OCEANEs), maturing on January 1, 2010. The 9,019,607 OCEANEs created on July 2, 2003 have a nominal value of €51 each. A prospectus concerning this bond issuance was approved by the *Commission des Opérations de Bourse* on June 24, 2003 under number 03-607.

Conversion and/or exchange of the bonds for shares
Each bond may be converted and/or exchanged for one Cap Gemini share, at any time between August 11, 2003 and the seventh working day before January 1, 2010.

Redemption at maturity
Redemption in full on January 1, 2010 in cash, at a redemption price equal to the nominal value of the bonds.

Early redemption at the Company's option
The Company may redeem all or some of the bonds at any time, with no price or quantity limits, by means of repurchases on or off-market or by public offer.

From July 2, 2007 until the seventh business day preceding January 1, 2010, the Company may redeem all outstanding bonds at an early redemption price equal to the nominal value plus accrued interest, if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic mean of the opening share prices of the Company on the Premier Marché of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the shares are listed as selected from the 40 consecutive stock exchange trading days immediately preceding the date of publication of a notice relating to such early redemption, exceeds 125% of such early redemption price of the bonds. Upon early redemption, the bonds may be redeemed either in cash or converted into Cap Gemini shares, at the option of the bondholders.

Early redemption at the option of bondholders
Bondholders may require early redemption of all or some of their bonds in the event of a change of control of the Company.

At December 31, 2003 if these bonds were converted into new Cap Gemini shares, the dilutive impact would be 6.5%.

Public exchange offer for Transiciel shares
On October 20, 2003 Cap Gemini filed a friendly public exchange offer to acquire all of the outstanding share capital of Transiciel.

Key terms of the offer
The transaction took the form of a public exchange offer whereby Transiciel shareholders were invited by Cap Gemini to tender and exchange their shares under either of the following options:

Option 1: an exchange ratio of 1 new Cap Gemini share to be issued for every 3 Transiciel shares;

Option 2: an exchange ratio of 5 Cap Gemini shares to be issued, plus 16 warrants giving entitlement for up to 1 new Cap Gemini share, for 16 Transiciel shares.

Option 2 includes an earn-out mechanism which would allow Transiciel shareholders to receive additional Cap Gemini shares subject to the Sogeti/Transiciel grouping attaining certain operating performance targets over the next two years. This earn-out mechanism is described in the prospectus which was approved by the *Commission des Opérations de Bourse* under visa no. 03-935 on October 29, 2003.

According to the notice stating the final outcome of the offer, issued by the *Autorité des Marchés Financiers* on December 16, 2003 under reference number 203C2148, at that date Cap Gemini held 17,571,514 Transiciel shares, representing approximately 93.32% of that company's share capital, breaking down as follows:

- 9,513,882 Transiciel shares tendered to the offer under Option 1 (1 new Cap Gemini share for 3 Transiciel shares tendered);
- 8,057,632 Transiciel shares tendered to the offer under Option 2 (5 new Cap Gemini shares and 16 warrants for 16 Transiciel shares);

Extension of the public exchange offer
Cap Gemini reopened its public exchange offer for Transiciel shares between December 22, 2003 and January 28, 2004. The terms of the extended offer remained the same as those set out in the prospectus approved by the *Commission des Opérations de Bourse* on October 29, 2003.

According to the notice stating the final outcome of the extended offer, issued by the *Autorité des Marchés Financiers* on February 10, 2004 under reference no. 204C0214, Cap Gemini received 638,385 Transiciel shares under the extended offer, breaking down as follows:
- 558,417 Transiciel shares tendered under Option 1 (1 new Cap Gemini share for 3 Transiciel shares tendered);
- 79,968 Transiciel shares tendered under Option 2 (5 new Cap Gemini shares and 16 warrants for 16 Transiciel shares).

At that date, Cap Gemini held 18,209,899 Transiciel shares, representing 96.71% of that company's capital and 95.13% of its voting rights.

If the operating performance targets under Option 2 are met by the Sogeti/Transiciel grouping, warrant holders would be entitled to a maximum of 508,600 new Cap Gemini shares with a dividend entitlement accrual date of January 1, 2006. If this maximum number of shares were issued on the exercise of warrants, the dilutive impact would be 0.39%.

Cap Gemini intends to launch a public buyout offer for the Transiciel shares it does not already own, followed by a compulsory buyout procedure.

At December 31, 2003 if the maximum number of potential shares were issued through the exercise of stock options, the conversion of OCEANEs and the exercise of equity warrants issued in relation to the public exchange offer for Transiciel, the dilutive impact would be 13.0%.

Changes in capital

	Number of shares	Share capital *(in euros)*	Additional paid-in capital *(in euros)*
AS OF JANUARY 1, 1999	69,130,658	421,556,035	1,242,028,620
Issuance of shares:			
- by conversion of share capital from French francs into euros and rounding up of the par value of the shares to €8.0	-	131,489,229	(131,489,229)
- upon the public tender offer for minority interests in Cap Gemini NV	7,304,001	58,432,008	944,261,249
Share issuance costs charged against the premium	-	-	(5,647,677)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	1,510,449	12,083,592	26,225,526
AS OF DECEMBER 31, 1999	77,945,108	623,560,864	2,075,378,489
Issuance of shares:			
- shares issued in payment for the contribution of Ernst & Young's consulting businesses	42,737,107	341,896,856	9,060,266,684
Share issuance costs charged against the premium	-	-	(53,147,828)
Issuance of shares for cash:			
- shares issued to Cisco	2,597,764	20,782,112	680,614,168
Share issuance costs charged against the premium	-	-	(2,254,552)
- shares issued upon exercise of stock options	1,025,565	8,204,520	23,340,953
AS OF DECEMBER 31, 2000	124,305,544	994,444,352	11,784,197,914
Capital reduction:			
- by cancellation of shares returned by former Ernst & Young partners who have left the Group.	(208,370)	(1,666,960)	(34,278,002)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	1,147,082	9,176,656	21,368,417
AS OF DECEMBER 31, 2001	125,244,256	1,001,954,048	11,771,288,329
Dividend paid out of additional paid-in capital	-	-	(50,097,702)
Capital reduction:			
- by cancellation of shares returned by former Ernst & Young partners who have left the Group.	(237,352)	(1,898,816)	(18,106,308)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	472,201	3,777,608	8,653,224
AS OF DECEMBER 31, 2002	125,479,105	1,003,832,840	11,711,737,543
Net loss for 2002 and losses brought forward from prior year	-	-	(5,806,779,517)
Capital reduction:			
- by cancellation of shares returned by former Ernst & Young partners who have left the Group.	(41,360)	(330,880)	(1,193,207)
Issuance of shares:			
- upon the public exchange offer for Transiciel shares	5,689,304	45,514,432	156,114,502
Share issuance costs charged against the premium	-	-	(4,675,700)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	38,300	306,400	612,800
AS OF DECEMBER 31, 2003	131,165,349	1,049,322,792	6,055,816,421

Current ownership structure

The ownership structure as of December 31, 2003 is presented on page 17. No shares carry double voting rights.
In accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of Ernst & Young's consulting businesses which was completed on May 23, 2000, 209,477 Cap Gemini shares were returned to the Company between February 27, 2003 and December 31, 2003 by people who became employees of the Cap Gemini Ernst & Young Group and then left the Group. In accordance with French company law, these shares are stripped of their voting rights.

As of December 31, 2003, there were 1,478 holders of registered shares.

As of December 31, 2003, Serge Kampf held over 5 % of the Company's capital and voting rights;

As far as the Company is aware, at that date no other shareholders held 5% or over of the Company's capital or voting rights, either directly or indirectly, or acting in concert.

In accordance with article 10 of the Company's bylaws:
- Crédit Suisse First Boston informed the Company that it had crossed the disclosure threshold of 1% of the Company's capital and voting rights during the year, once by increasing, once by decreasing and finally by increasing its interest,
- Georges Cohen informed the Company that further to tendering all of his Transiciel shares under Option 2 of the public exchange offer issued by the Company, he had crossed the disclosure threshold of 1% of the Company's capital and voting rights.

Shares held by members of the Board of Directors represent 5.6% of the Company's capital.

Changes in ownership structure over the last three years

	As of December 31, 2001			As of December 31, 2002			As of December 31, 2003		
	Number of shares	% interest	% voting rights	Number of shares	% interest	% voting rights	Number of shares	% interest	% voting rights
Wendel Investissement	14,589,452	11.6	11.6	13,889,452	(2) 11.1	11.1	5,566,014	4.2	4.3
Serge Kampf	6,469,947	5.2	5.2	7,169,947	5.7	5.7	7,069,947	5.4	5.4
Paul Hermelin	149,648	0.1	0.1	140,048	0.1	0.1	140,048	0.1	0.1
Public (1) (registered and bearer shares)	104,011,555	83.0	83.0	104,236,471	83.1	83.1	118,179,863	90.1	90.2
Treasury stock	23,654	0.0	0.0	43,187	0.0	0.0	209,477	0.2	-
Own shares	-	-	-	-	-	-	-	-	-
TOTAL	**125,244,256**	**100.0**	**100.0**	**125,479,105**	**100.0**	**100.0**	**131,165,349**	**100.0**	**100.0**

(1) Including capital held by managers, particularly those who have exercised stock options in the past and retained their shares, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young Consulting businesses.
(2) Including the Cap Gemini SA shares sold to BNP Paribas Arbitrage (3.6% of the Company's capital) which may be bought back at the sole discretion of Wendel Investissement. In accordance with disclosure threshold legislation set out in para. 4 of article L233-9 of the Commercial Code, these shares must be accounted for as if Wendel Investissement still owned them.

As of December 31, 2003, the Company held 209,477 shares returned by the former partners of Ernst & Young who had left the Group.

Based on the response to a request for details filed on August 29, 2003 the Company has 240,356 identifiable holders of bearer shares.
No shares carry double voting rights.

Shareholders' agreements

The shareholders' agreements entered into between Cap Gemini and the contributors of Ernst & Young's consulting businesses (both "consulting" and "non-consulting" partners and entities) were published by the French *Conseil des Marchés Financiers* (CMF) on May 3, 2000 under reference no. 200C0662. These agreements set out the conditions under which all or some of the 42,737,107 new Cap Gemini shares issued in payment for the contributions made by Ernst & Young would be sold in a gradual and controlled manner over a five-year per-

iod ending in mid-2005, in order to avoid any adverse effect on the market price of Cap Gemini shares.

The *Conseil des Marchés Financiers* considered that the agreements between Cap Gemini and a) the partners and entities of the Ernst & Young network and b) the former partners of Ernst & Young who had become employees of the Group, did not constitute an action in concert by the signatories thereto.

The terms and conditions of disposal of Cap Gemini shares were made more flexible by an amendment to the agreements published by the CMF on April 10, 2001 under reference number 201 C 0384. This amendment modified both the volume and timetable of share disposals, but retained the original controlled sale procedure in order to minimize the effects on the share price. The amendment provided for the implementation of a procedure to regularly ask shareholders whether they intend to sell their Cap Gemini shares and created a shareholders' committee to decide when sales should be initiated, as well as the terms and conditions thereof. According to the amendment, Cap Gemini is responsible for coordinating the preparation and initiation of sales in relation to these Cap Gemini shares. These amendments do not have any effect on the provisions of the original agreements concerning the lifting of lock-up conditions.

Georges Cohen has undertaken that for a period of twelve months from the date of payment/delivery of the Cap Gemini shares received under the public exchange offer for Transiciel (December 24, 2003), he will not (i) carry out any form of transaction, either free of charge or for consideration, which would either directly or indirectly, immediately or in the future, transfer full title of the said Cap Gemini shares, or (ii) transfer the dividend rights or otherwise strip the said shares, other than for the benefit of his descendants and/or spouse, including through entering into any derivatives agreement which could have a similar effect to such a transfer. The following limits apply to this undertaking:

(i) for the first three months after the payment/delivery date, the restrictions will apply to 100% of the Cap Gemini shares which he received under the offer;
(ii) from the end of the three-month period mentioned in (i) above until six months after the payment/delivery date, the restrictions will apply to 75% of the Cap Gemini shares which he received under the offer. Georges Cohen is free to transfer up to 25% of the said shares during this period;
(iii) from the end of the six-month period mentioned in (ii) above until nine months after the payment/delivery date, the restrictions will apply to 50% of the Cap Gemini shares which he received under the offer. Georges Cohen is free to transfer up to 50% of the said shares during this period;
(iv) from the end of the nine-month period mentioned in (iii) above until twelve months after the payment/delivery date, the restrictions will apply to 25% of the Cap Gemini shares which he received under the offer. Georges Cohen is free to transfer up to 75% of the said shares during this period;
(v) at the end of the twelve-month period mentioned in (iv) above, the restrictions will be lifted in relation to all of the Cap Gemini shares received under the offer which Georges Cohen still holds.

However, Georges Cohen may transfer the Cap Gemini shares which he received under the offer to an asset holding company. He may also tender his Cap Gemini shares to any public offer for Cap Gemini shares cleared by the AMF.

There are no other shareholder agreements in force.

CORPORATE GOVERNANCE

For further information, please refer to the report of the Chairman of the Board of Directors on pages 27 to 34 of this report.

Board of Directors

- Members: 11 directors and 2 non-voting directors, elected by the General Shareholders' Meeting of May 23, 2000.
  - Directors:
    Serge Kampf, Chairman
    Christian Blanc
    Yann Delabrière (1)
    Jean-René Fourtou
    Paul Hermelin (Chief Executive Officer)
    Michel Jalabert
    Phil Laskawy
    Ruud van Ommeren
    Terry Ozan
    Bruno Roger
    Ernest-Antoine Seillière (Vice-Chairman)

  - Non-voting directors:
    Pierre Hessler
    Geoff Unwin

(1) Appointed on February 25, 2004 following the resignation of Jean-Bernard Lafonta.

After an in-depth review of their personal situations, the Board of Directors considers that the directors whose names are underlined are independent directors.

- Term of office: 6 years (the current terms of both the Directors and Non-voting directors will expire at the Ordinary Shareholders' Meeting held in April or May 2006 to approve the financial statements for the year ending December 31, 2005).

- Shareholding obligation: each Director must personally hold a minimum of 100 Company shares. This obligation does not apply to Non-voting directors.

- Meetings
  - 6 times per year at the Company's head office in Paris (or in any other location stated in the notice of meeting)
  - attendance rate in 2003: 95.3%

- Internal Rules of Operation: the Board of Directors has drawn up and adopted Internal Rules of Operation, whose main aim is to set out the division of tasks between the Board itself and the Board Committees, the Chairman and the Chief Executive Officer. The Rules also set out a list of obligations which the Directors undertake to respect.

Board Committees:

The role of the three Board Committees is to review or prepare certain deliberations based on their expertise, to make proposals and to provide the Board with opinions or recommendations concerning the Board's decisions. They have no decision-making power in their own right – as the Board is responsible for all decisions taken – and they must not deal with any matters that do not relate to their specific expertise.

- *Strategy and Investments Committee:*
  - Chairman (since October 15, 2003): Jean-René Fourtou
  - Members: Paul Hermelin, Serge Kampf, Bruno Roger and Ernest-Antoine Seillière (Chairman until October 15, 2003)
  - Meetings: 3 in 2003, with an attendance rate of 100%

- *Audit Committee:*
  - Chairman: Phil Laskawy
  - Members: Pierre Hessler, Michel Jalabert, Jean-Bernard Lafonta (until December 18, 2003), and from February 25, 2004, Yann Delabrière
  - Meetings: 4 in 2003, with an attendance rate of 100%

- *Selection and Compensation Committee:*
  - Chairman: Ruud van Ommeren
  - Members: Christian Blanc, Terry Ozan, Geoff Unwin
  - Meetings: 1 in 2003 (with 3 members out of 4 in attendance)



List of Directorships and other functions held by members of the Board of Directors during 2003

(the eleven current members of the Board plus Jean-Bernard Lafonta, who stood down on December 18, 2003):

	FIRST APPOINTMENT AND EXPIRY OF TERM OF OFFICE(*)	MAIN FUNCTION	OTHER DIRECTORSHIPS AND FUNCTIONS HELD
Serge Kampf	2000-2005	Chairman of the Board of Directors of: CAP GEMINI S.A.	Chairman and Chief Executive Officer of: CAP SOGETI S.A. Chairman of: CAP GEMINI SERVICE S.A.S. CAP GEMINI ERNST & YOUNG SUISSE S.A. Managing Director of: CAP GEMINI EUROPE B.V. CAP GEMINI BENELUX B.V. Director of: CAP GEMINI TELECOM S.A. CAP GEMINI ERNST & YOUNG EMPLOYEES WORLDWIDE S.A. CAP GEMINI NORTH AMERICA INC. (USA.) Member of the Supervisory Board and Chairman of the Appointments and Compensation Committee of: AVENTIS S.A.
Ernest-Antoine Seillière	2000-2005	Chairman and Chief Executive Officer of: WENDEL Investissement S.A.	Chairman and Chief Executive Officer of: STE LORRAINE DE PARTICIPATIONS SIDERURGIQUES SLPS Chairman of the Board of Directors of: FIMEP S.A. LUMINA PARENT S.A.R.L. (LUXEMBOURG) Chairman of the Supervisory Boards of: TRADER CLASSIFIED MEDIA (NETHERLANDS) ORANJE NASSAU GROEP B.V. (NETHERLANDS) Vice-Chairman of the Board of directors of: CAP GEMINI S.A.

(*) at the date of the General Shareholders' Meeting held to approve the accounts of the year concerned

	FIRST APPOINTMENT AND EXPIRY OF TERM OF OFFICE(*)	MAIN FUNCTION	OTHER DIRECTORSHIPS AND FUNCTIONS HELD
			Director of: SOFISAMC (SUISSE) Member of the Supervisory Board of: GRAS SAVOYE & CIE (S.C.A.) HERMES INTERNATIONAL (S.C.A.) PEUGEOT S.A. Permanent representative of ORANJE NASSAU GROEP on the Supervisory Board of: BUREAU VERITAS S.A.
Christian Blanc	2000-2005	Director of: CAP GEMINI S.A.	Director of: CARREFOUR COFACE J.C. DECAUX THOMSON
Yann Delabrière	2004-2005	Member of the Executive Comitee and Chief Financial Officer of: PSA PEUGEOT CITROËN	Chairman of the Board of Directors and CEO of: BANQUE PSA FINANCE CEDIPAR Chairman of the Board of Directors of: PEUGEOT CITROËN ARGENTINA Chairman of: PERGOLESE INVESTISSEMENTS (SAS) Chairman of the Supervisory Board of: PEUGEOT FINANCE INTERNATIONAL NV (NETHERLANDS) Vice-Chairman and Director of: PSA INTERNATIONAL S.A. (SWITZERLAND) Director of: GEFCO FAURECIA AUTOMOBILES CITROËN Permanent representative of PEUGEOT S.A. on the Board of Directors of: SOFIB Legal manager of: GIE PEUGEOT CITROËN FINANCE ET COMPTABILITE (BELGIUM) Sole Manager of: PSA SERVICES S.R.L. (ITALY)

(*) at the date of the General Shareholders' Meeting held to approve the accounts of the year concerned

	FIRST APPOINTMENT AND EXPIRY OF TERM OF OFFICE(*)	MAIN FUNCTION	OTHER DIRECTORSHIPS AND FUNCTIONS HELD
Jean-René Fourtou	2002-2005	Chairman and Chief Executive Officer of: VIVENDI UNIVERSAL	Chairman of the Supervisory Board of: GROUPE CANAL+ Chairman of: THE INTERNATIONAL CHAMBER OF COMMERCE Vice-Chairman and member of the Supervisory Board of: AXA Chief Executive Officer of: USI ENTERTAINMENT INC. (USA) Director of: CAP GEMINI S.A. AXA FINANCIAL INC. (USA) THE EQUITABLE LIFE ASSURANCE Member of the Supervisory Board of: AVENTIS Member of the Management Committee of: AXA MILLESIMES Permanent representative of AXA ASSURANCE IARD MUTUELLE on the Management Committee of: AXA MILLESIMES
Paul Hermelin	2000-2005	Director and Chief Executive Officer of: CAP GEMINI S.A.	Chairman of: CAP GEMINI ERNST & YOUNG FRANCE S.A.S. CAP SOGETI FRANCE S.A.S. CAP SOGETI.COM S.A.S. CAP GEMINI NORTH AMERICA INC. (U.S.A.) CAP GEMINI AMERICA, INC. (U.S.A.) CAP GEMINI ERNST & YOUNG HOLDING INC. (U.S.A.) CAP GEMINI ERNST & YOUNG US LLC (U.S.A.)

(*) at the date of the General Shareholders' Meeting held to approve the accounts of the year concerned

	FIRST APPOINTMENT AND EXPIRY OF TERM OF OFFICE(*)	MAIN FUNCTION	OTHER DIRECTORSHIPS AND FUNCTIONS HELD
			Chief Executive Officer of: CAP GEMINI SERVICE S.A.S. Director of: CAP GEMINI TELECOM S.A. CAP SOGETI S.A. CAP GEMINI ERNST & YOUNG EMPLOYEES WORLDWIDE S.A. CAP GEMINI ERNST & YOUNG NEW BRUNSWICK, INC. (CANADA) CAP GEMINI ERNST & YOUNG NOVA SCOTIA INC. (CANADA) CAP GEMINI ERNST & YOUNG CANADA INC. (CANADA) CGS HOLDINGS LTD (UK) SOGETI (BELGIUM) CAP GEMINI TELECOM MEDIA & NETWORKS ESPANA CAP GEMINI ASIA PACIFIC PTE LTD CAP GEMINI ERNST & YOUNG JAPAN KK CAP GEMINI ERNST & YOUNG CONSULTING INDIA Pvt Ltd CAP GEMINI ERNST & YOUNG AUSTRALIA Pty Ltd CAP GEMINI ERNST & YOUNG NEW ZEALAND Ltd Member of the Supervisory Board of: CAP GEMINI N.V.
Michel Jalabert	2000-2005	Director of: CAP GEMINI S.A.	
Jean-Bernard Lafonta	2002-Resignation letter received on December 18, 2003	Director and Delegated General Manager of: WENDEL Investissement S.A.	Director of: CAP GEMINI S.A. (resigned on Dec.18, 2003) LEGRAND HOLDING (formerly FIMEP) LEGRAND S.A. VALEO S.A. LUMINA PARENT (LUXEMBOURG) Legal Manager of : GRANIT (S.A.R.L.) Member of the Supervisory Board of: ORANJE-NASSAU GROEP B.V. (NETHERLANDS) Permanent representative of SOFU on the Supervisory Board of: BUREAU VERITAS S.A.

(*) at the date of the General Shareholders' Meeting held to approve the accounts of the year concerned

	FIRST APPOINTMENT AND EXPIRY OF TERM OF OFFICE(*)	MAIN FUNCTION	OTHER DIRECTORSHIPS AND FUNCTIONS HELD
Phil Laskawy	2002-2005	Director of: CAP GEMINI S.A.	Director of: GENERAL MOTORS CORPORATION HENRY SCHEIN, INC. LOEWS CORPORATION THE PROGRESSIVE CORPORATION
Ruud van Ommeren	2000-2005	Director of: CAP GEMINI S.A.	Chairman of the Supervisory Board of: CAP GEMINI N.V. GAK ONROEREND GOED V.O.F DELFTS INSTRUMENTS N.V. Member of the Supervisory Board: ANWB WILLEM VAN RIJN B.V. KONINKLYKE GROLSCH N.V.
Terry Ozan	2000-2005	Director of: CAP GEMINI S.A.	Director of: NOTEWORTHY MEDICAL SYSTEMS, INC. Member of the Strategy Comittee of: STATE INDUSTRIAL PRODUCTS
Bruno Roger	2000-2005	Chairman of LAZARD FRERES S.A.S	Director of: CAP GEMINI S.A. COMPAGNIE DE SAINT-GOBAIN SOFINA (Belgium) Member of the Supervisory Board of: AXA EURAZEO PINAULT PRINTEMPS REDOUTE

(*) at the date of the General Shareholders' Meeting held to approve the accounts of the year concerned

DIRECTORS' INTERESTS

Compensation of Directors

The total compensation paid by the Company and other Group companies to the five managing directors in 2003 is analyzed as follows:

in euros	2003	2002
Serge Kampf	783,300	633,800
Paul Hermelin	1,186,850	896,950
Pierre Hessler (director until July 24, 2002)	(*)	245,625
Terry Ozan	850,040	1,094,687
Geoff Unwin (director until July 24, 2002)	(*)	497,514
TOTAL	2,820,190	3,368,576

(*) in 2003, Pierre Hessler and Geoff Unwin were no longer Group employees
2003: 1 euro = 1.263 US dollars — 2002: 1 euro = 1.049 US dollars; 1 euro = 0.851 pounds sterling

Half of the variable portion of these managing directors' compensation is based on Group performance (revenues, operating income) and half on the attainment of personal objectives. It is calculated and paid after the accounts for the year have been closed and audited, i.e. at the start of the following year.

Total attendance fees for 2002 paid by the Company and other Group companies to the members of the Board of Directors in 2003 were as follows:

in euros	2003	2002
Serge Kampf	62,042	50,000
Ernest-Antoine Seillière	66,000	65,000
Christian Blanc	27,500	25,000
Jean-René Fourtou (from July 24, 2002)	9,625	-
Paul Hermelin	31,500	30,000
Pierre Hessler (director until July 24, 2002)	23,875	32,500
Michel Jalabert	39,083	35,000
Jean-Bernard Lafonta (from July 24, 2002)	13,625	-
Phil Laskawy (from July 24, 2002)	12,594	-
Ruud van Ommeren	22,844	(*) 119,970
Terry Ozan	23,625	18,750
Bruno Roger	27,500	55,000
Geoff Unwin (director until July 24, 2002)	14,531	16,875
Guy de Wouters (director until July 24, 2002)	18,469	26,250
TOTAL	392,812	(*) 474,345

(*) including €99,345 paid for 2001 and 2002 by Cap Gemini NV in his capacity as Chairman of the Supervisory Board of that company.

In 2002 (for which attendance fees were paid in 2003) the Board of Directors met 6 times and the Board Committees met 10 times – making a total of 16 meetings – whereas in 2001 (for which attendance fees were paid in 2002) the Board also met 6 times but the Board Committee only met 6 times, making a total of 12 meetings.

Stock options

No stock options were granted to or exercised by Directors of Cap Gemini S.A. in 2003.

Serge Kampf has never been granted any stock options.

Regulated agreements

As of December 31, 2003, no specific agreements had been entered into other than that mentioned in the Statutory Auditors' special report.

Loans or guarantees given to directors of the Company

None.

EMPLOYEE PROFIT-SHARING AND INCENTIVE PLANS

Profit-sharing and incentive plan agreements

All the French companies in the Group have signed profit-sharing agreements in accordance with French law.

Stock options

Stock options granted by Cap Gemini S.A. and exercised by the top ten employee grantees (non-Directors) are:

	Number of options granted/ shares subscribed	Weighted average exercise price *in euros*	Plan
Options granted to the top ten employee grantees during the year, by the Company and other Group companies entitled to grant options	115,000	40.00	Plan n°5
Options exercised during the year by the top ten employee grantees of the Company and other Group companies entitled to grant options	19,000	24.00	Plan n°5

GROUP MANAGEMENT STRUCTURE

The Group's operational management structure is organized through several committees:

The Group Management Committee made up of:

Paul Hermelin	Chief Executive Officer
Alexandre Haeffner	Chief Operating Officer
William Bitan	Chief Financial Officer

This committee meets on a weekly basis and is responsible for the overall running of the Group.

The Executive Committee made up of the three members of the Group Management Committee, and :

Henk Broeders	Managing Director, Northern Europe and Asia-Pacific
Georges Cohen	Managing Director, Sogeti/Transiciel
Nicolas Dufourcq	Managing Director, Central and Southern Europe
John McCain	Managing Director, North America
Paul Spence	Managing Director, Outsourcing - Europe

This Committee meets on a monthly basis to discuss the issues on an agenda prepared by the General Management. Conference calls are held between meetings to check on the status on action plans implemented.
Its main role is to oversee the operation of the Major Business Units.

The Strategy and Development Committee made up of the three members of the Group Management Committee, and:

Pierre Yves Cros	Strategy Director
Gilles Taldu	Delivery Director
Hubert Giraud	Outsourcing Discipline Director
Chell Smith	Technology Discipline Director (also responsable for sectors and alliances)
Björn-Eric Willoch	Consulting Discipline Director
Alain Donzeaud	Group General Secretary

This Committee meets once a month with the aim of:

- analyzing and anticipating market trends,
- developing new service lines (managing the service offering by business) and fostering innovation;
- suggesting initiatives to increase market share and enhance the production process;
- finding ways to improve profitability.

PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

Statutory Auditors

- PricewaterhouseCoopers Audit
  32, rue Guersant, 75017 Paris,
  represented by B. Rascle
  First appointed at the Ordinary Shareholders' Meeting of May 24, 1996.
  Current term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

- KPMG S.A.
  Les Hauts de Villiers, 2 bis, rue de Villiers
  92309 Levallois-Perret Cedex
  represented by JL. Decornoy and F. Quélin
  First appointed at the Ordinary Shareholders' Meeting of April 25, 2002.
  Current term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

Substitute Auditors

- Philippe Gueguen
  20, rue Garibaldi, 69006 Lyon,
  Substitute for PricewaterhouseCoopers Audit,
  appointed at the Ordinary Shareholders' Meeting of May 7, 2003.
  Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

- Guillaume Livet
  Les Hauts de Villiers, 2 bis, rue de Villiers
  92309 Levallois-Perret Cedex
  Substitute for KPMG S.A.,
  appointed at the Ordinary Shareholders' Meeting of April 25, 2002.
  Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

Fees paid by the Group to the Statutory Auditors and members of their networks

in thousands of euros

	KPMG				PwC			
	Amount		%		Amount		%	
	2003	2002	2003	2002	2003	2002	2003	2002
Audit								
Statutory and contractual audits	1,457	1,060	67%	57%	3,124	3,416	65%	70%
Other engagements	336	4	16%	0%	1,265	643	27%	13%
SUB-TOTAL	1,793	1,064	83%	58%	4,389	4,059	92%	83%
Other services								
Legal and tax advisory services	325	766	15%	41%	244	523	5%	11%
IT	22	-	1%	0%	44	61	1%	1%
Internal audit	6	-	0%	0%	27	78	1%	2%
Other	16	20	1%	1%	67	187	1%	4%
SUB-TOTAL	369	786	17%	42%	382	849	8%	17%
TOTAL	2,162	1,850	100%	100%	4,771	4,908	100%	100%

PERSON RESPONSIBLE FOR INFORMATION



William Bitan
Chief Financial Officer
11, rue de Tilsitt, 75017 Paris
Tel.: +33 (0)1.47.54.50.00.

2004 PROVISIONAL FINANCIAL CALENDAR

First quarter 2004 revenue announcement:	May 11, 2004
First half 2004 results announcement:	September 9, 2004
Third quarter 2004 revenue announcement:	November 9, 2004
Fourth quarter 2004 revenue announcement:	February 15, 2005

This provisional calendar is given for information purposes only and is subject to subsequent amendments.

2

File No. 82-5065

Exhibit 2

Ordinary and Extraordinary Shareholders' Meeting of Cap Gemini of December 18, 2003

- Notice of Meeting
- Agenda
- Summary of the draft resolutions presented by the board of Directors
- Text of the draft resolutions presented by the Board of Directors
- 2002 business review
- Half-Year business report at June 30, 2003
- Recent development and outlook
- Five-year financial summary

CAP GEMINI ERNST & YOUNG

Cap Gemini

Extraordinary Shareholders' Meeting

December 18, 2003 *

- Notice of meeting
- Agenda
- Proposed resolutions presented by the Board of Directors
- 2002 business review
- Half-year business report at June 30, 2003
- Recent developments and outlook
- Five-year financial summary

* The Meeting has been called on Wednesday, December 3, 2003 at the Company's head office. If, as is probable, the quorum is not met on first call, the Meeting will be called again on Thursday, December 18, 2003, in accordance with the provisions of the law.

Unofficial translation from French
The English translation is for information purposes only. In the event of discrepancies, the French language version of this document shall prevail

CAP GEMINI

"Société Anonyme" with capital of € 1,003,501,960
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

Paris, November 14, 2003

NOTICE OF MEETING

The shareholders of Cap Gemini are invited to attend the Extraordinary Shareholders' Meeting called for the first time on Wednesday, December 3, 2003 at 9:30 a.m. at the Company's headquarters and for the second time (*) on:

Thursday, December 18, 2003 at 10:00 a.m.
at l'Empire, 41 avenue de Wagram, 75017 Paris

The agenda of the Meeting will be as follows:

AGENDA

- Report of the Board of Directors on the Public Exchange Offer made by the Company for Transiciel and the Statutory Auditors' Special Report.
- Authorization to issue Cap Gemini shares to Transiciel shareholders tendering shares to the Public Exchange Offer launched by the Company, without pre-emptive subscription rights for existing shareholders.
- Authorization to issue equity warrants to Transiciel shareholders tendering their shares according to the second option under the Public Exchange Offer launched by the Company.
- Granting of powers to carry out formalities.

(*) If, as is probable, the quorum is not met on first call, the Meeting will be called again on Thursday, December 18, 2003.

Shareholders who plan to attend the meeting in person are invited to notify one of the banks mentioned below, in writing. In return, they will be sent an admittance card.

Holders of registered shares will be entitled to attend the meeting, be represented by proxy or cast a postal vote provided that their shares are registered in an account with the Company at least five days prior to the date of the meeting.
Holders of bearer shares will be required to obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account preventing their sale prior to the meeting. The certificate should be deposited, at least five days prior to the meeting, at the head office or a branch of either:

- Crédit Lyonnais
- Lazard Frères Banque
- BNP Paribas
- CDC IXIS
- Crédit Agricole Investor Services Corporate Trust
- Natexis Banques Populaires
- Société Générale

All shareholders are entitled to cast postal votes.
Combined postal voting forms/forms of proxy will be sent to all holders of registered shares.
Holders of bearer shares wishing to cast a postal vote or to be represented by proxy should request the applicable form from the head office of the Company or one of the above mentioned banks. Such requests should be made in writing and should reach the Company or bank at least six days prior to the date of the meeting.

Postal or proxy votes will only be taken into account if received at least three days before the meeting at the Company's head office or at Euro Emmetteurs Finance, Assemblées Générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, or at least five days before the meeting at one of the banks referred to above.
Holders of bearer shares should attach the above-mentioned certificate from their bank or broker to their returned postal voting forms/forms of proxy.

Shareholders who have lodged postal or proxy votes with the Company or requested an admission card may however subsequently sell all or some of their shares. In such a case, the shareholder concerned must inform the bank or broker holding their share account that any bearer shares sold are no longer held in a blocked account or that any registered shares sold are no longer recorded under their name. This notification must be received by 3 p.m. Paris time on the day before the meeting. Said notification must contain the necessary information for the Company to cancel the shareholder's attendance at the meeting or to amend the number of shares and voting rights held.

All documents to be presented at the Extraordinary Shareholders' Meeting in accordance with the law will be made available to shareholders at the Company's head office during the legally prescribed period.

The preliminary notice of meeting was published in the *Bulletin des Annonces Légales Obligatoires* on October 27, 2003.

The Board of Directors

PROPOSED RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION

Authorization to issue Cap Gemini shares to Transiciel shareholders tendering shares to the Public Exchange Offer launched by the Company, without pre-emptive subscription rights for existing shareholders

Having reviewed the report of the Board of Directors, the Statutory Auditors' special report and the terms and conditions of the Public Exchange Offer launched by the Company for Transiciel, the Extraordinary Shareholders' Meeting approves the terms and conditions of the Public Exchange Offer as presented and, in accordance with the provisions of the Commercial Code, including articles L. 225-129 and L. 225-148:

1. authorizes the Board of Directors to issue the required number of shares to attribute to Transiciel shareholders tendering shares to the Public Exchange Offer launched by the Company for Transiciel, according to either of the two possible options available therein;

2. resolves that, in view of the number of Transiciel shares outstanding at the Public Exchange Offer filing date and on the basis of one new Cap Gemini share issued for three Transiciel shares, the maximum number of shares which may be issued under this authorization is 6,276,554, representing a total capital increase of a maximum nominal amount of €50,212,432;

3. resolves that the shares issued under this authorization will carry rights as from January 1, 2003 and will immediately rank *pari passu* with existing Cap Gemini shares;

4. resolves, as necessary, to waive the pre-emptive subscription rights of existing Cap Gemini shareholders for the benefit of Transiciel shareholders tendering shares to the Public Exchange Offer;

5. grants full powers to the Board of Directors to take the necessary steps to use this authorization, including to fix the final amount of the capital increase based on the number of Transiciel shares tendered to the offer and the proportion to which each option under the offer is chosen; to issue the shares for exchange with Transiciel shareholders; to set the terms and conditions of the related capital increase; to carry out any reporting or other formalities relating to the authorization; to make any amendments to the Company's bylaws further to the use of the authorization; to decide, subject to the second resolution, on the allocation or use of any issue premium, including offsetting any expenses or fees against said premium; and to take any necessary measures or carry out any formalities required, including those necessary for the new shares issued to be traded on Euronext Paris SA. These powers may be delegated to the Chairman of the Board in accordance with the conditions set down by law;

6. resolves that this authorization will be valid for a period of one year as from the date of this meeting and will be null and void if the Public Exchange Offer for Transiciel shares is not taken up. This resolution does not cancel the authorizations granted by the Shareholders' Meetings of May 16, 2001 and May 7, 2003.

SECOND RESOLUTION

Authorization to issue equity warrants to Transiciel shareholders tendering their shares according to the second option under the Public Exchange Offer launched by the Company

Having reviewed the report of the Board of Directors, the Statutory Auditors' special report and the terms and conditions of the Public Exchange Offer launched by the Company for Transiciel, and more particularly the second option thereunder, the Extraordinary Shareholders' Meeting:

1. authorizes the Board of Directors to issue equity warrants exercisable for new Cap Gemini shares, to be attributed to Transiciel shareholders tendering their shares under the second option of the Public Exchange Offer launched by the Company. The warrants will be issued in accordance with the terms and conditions of the Offer, on the basis of 16 warrants for 16 Transiciel shares tendered. The characteristics of the equity warrants are set out in the schedule to the Board of Directors' report attached to the minutes of this meeting;

2. sets the maximum number of equity warrants which may be issued under this authorization at 18,829,662 and the maximum number of Cap Gemini shares which may be issued on exercise of these warrants at 1,176,853, subject to any adjustments provided for under the terms and conditions of the warrants;

3. authorizes the Board of Directors to increase the Company's share capital by a maximum nominal amount of €9,414,824 – representing 1,176,853 shares with a par value of €8 each – in order to attribute Cap Gemini shares on the exercise of the above-mentioned equity warrants. These amounts are subject to adjustment based on any terms and conditions contained in the warrants providing for the protection of warrant holders' rights;

4. resolves to waive the pre-emptive subscription rights of existing Cap Gemini shareholders in relation to the shares issued on exercise of the equity warrants, for the benefit of the warrant holders;

5. grants full powers to the Board of Directors to take the necessary steps to use this authorization, including to fix the number of equity warrants to be issued depending on the number of Transiciel shares tendered in accordance with the second option of the Public Exchange Offer; to issue the equity warrants; to set the terms and conditions of the issue; to carry out any reporting or other formalities relating to the authorization, including to place on record capital increases resulting from shares issued on the exercise of warrants, as well as those necessary to protect the rights of warrant holders; to decide on the allocation or use of any issue premium including offsetting any expenses or fees against said premium; to make any necessary amendments to the Company's bylaws further to the use of the authorization; and to take any necessary measures or carry out any formalities required, including those necessary for the new shares issued to be traded on Euronext Paris SA. These powers may be delegated to the Chairman of the Board in accordance with the conditions set down by law;

6. resolves that this authorization will be valid for a period of one year as from the date of this meeting and will be null and void if the Public Exchange Offer for Transiciel shares is not taken up. This resolution does not cancel the authorizations granted by the Shareholders' Meetings of May 16, 2001 and May 7, 2003.

THIRD RESOLUTION

Powers to carry out formalities

The Extraordinary Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

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2002 BUSINESS REVIEW

General Comments

Market analysts have justifiably described 2002 as one of the most difficult years ever witnessed by the IT services industry and the IT sector as a whole. The recovery initially forecast by most market watchers for the second half of 2002 did not materialize and demand is not expected to pick up for at least another year. Although some experts now say that the worst is behind us, visibility still remains low.

The Group's business was significantly affected by lackluster demand in 2002. Our clients continued to cut back on IT budgets, favoring debt reduction over investment due to the downturn in financial markets. Purchasing behavior has also evolved, with clients expecting an immediate return on their investments. With the exception of certain major outsourcing agreements, they are generally entering into lower-volume shorter-term contracts. This leads to production overcapacity which in turn pushes down prices. Competition is also increasingly fierce in the most competitive segments of our market - often from players operating in countries with low labor costs.

We also have to say that in the short-term we cannot see any major technological innovations that will significantly boost demand as happened over the last two decades with client servers, integrated management software and the Internet.

Against this backdrop, in June 2002 Group management decided to launch a 3-year strategic change plan dubbed LEAP with four key goals: motivating people (Leadership), stepping up sales and marketing (Expansion), simplifying operating structures (Alignment) and increasing productivity (Portfolio & Productivity Management).

The LEAP program has been introduced to help the Group achieve two main objectives: to gradually recover satisfactory margins through a leaner cost structure, and to attain a more flexible, reactive and competitive organization both in terms of sales dynamics and production methods.

The program swiftly proved successful with operating margin rising from 0.3% in first-half 2002 to 3.1% in the second half. The Group expects to reap the full benefits of LEAP through 2003 and 2004.

Although performance measurements are still mainly based on the Group's geographic entities, from January 1, 2003 the organization and management of our operations will focus on four main business lines: Consulting, Technology, Outsourcing and Local professional services (Sogeti).

This new organization will be a better fit for the varying demands from different contacts within the same client companies. It will also improve market coverage by opening up direct sales opportunities for the Technology and Outsourcing Divisions, building on the experience gained from a similar initiative launched by Sogeti in early 2002. Although the Group continues to combine its broad range of expertise for its sales approach and services provided to clients, this is not necessarily the case for organizational purposes. The Group's four businesses all operate according to very different business models, with different billing rates, revenue bases, management and cost structures. The new organization by business model is intended to provide a clearer insight into how each

operation works. This will facilitate identification of opportunities to improve the cost structure while also enhancing the Group's responsiveness to changing situations.

The first step in this new organization was to achieve a leaner operational structure by trimming non-client facing positions. The Group has also introduced measures aimed at reducing operating expenses other than payroll costs, particularly by centralizing procurement, optimizing administrative functions and rationalizing real estate assets.

From September 2002, sales initiatives were launched across all of the Group's businesses to focus efforts on our most buoyant market segments. As just one example of this, the Technology business opened up a specific sales channel by launching a new offering called Technology Direct, specifically aimed at the requirements of IT departments, including system architecture upgrades, application integration and security issues.

Another key aspect of the LEAP program is standardizing our service production. We should be able to achieve significant productivity gains and boost competitiveness by using our worldwide network of application development centers – some of which are based in areas with low labor costs - in a more systematic and better coordinated way. Productivity gains in Outsourcing – and particularly Infrastructure Management – will be achieved through the rationalization of our data centers. We intend to pool our data center capacity at regional level and gradually move towards automated tasks, as well as to relocate certain production operations to countries with lower cost bases.

The poor performance reported by the Group for what was a difficult year in 2002 should not overshadow the progress made on the sales and marketing front, particularly in terms of market positioning.

The Group continued to refocus both its business and client mix throughout the year. Outsourcing now represents 27% of consolidated revenues, compared with 21% in 2001 and 17% in 2000. This increased weighting towards Outsourcing leads to a higher level of recurring revenues which in turn provides improved visibility. In the systems integration segment, the Group strengthened its leadership position for software integration in 2002 (integrated management software, customer relations management, supply chain management, etc.).

The Group also significantly refocused its client portfolio with an increased contribution by Healthcare and Public Services and Life Sciences during the year. The Group holds a market leadership position for healthcare in the United States, and Healthcare and Public Services as a whole accounted for 26% of consolidated revenues in 2002 compared with 16% in 2001 and 14% in 2000. Life Sciences contributed 7% in 2002, up from 6% in 2001 and 4% in 2000. The Group is now less exposed to the Telecommunications sector – which represented 13% of total revenues in 2002 versus 18% in 2001 – and Financial Services' contribution eased back to 15% of total revenues in 2002 from 17% a year earlier. These two sectors' combined contribution to Group revenues has contracted from 37% in 2000 to 28% in 2002.

- **Comments on the consolidated financial statements of the Cap Gemini Ernst & Young Group**

Highlights of Cap Gemini Ernst & Young **consolidated** financials are:

> Operating revenue totaled € 7,047 million in 2002 (€ 3,733 million in the first half and € 3,314 million in the second half), down 13.9% on a like-for-like basis. On the basis

of published figures the decrease was 16.3%, primarily due to the steady weakening of the US dollar and pound sterling over the year. The breakdown of operating revenue by geographic area, provided in note 25 to the consolidated financial statements, shows that full-year operating revenue declined across the board with contractions of 35% in the Asia-Pacific region, 25% for Southern Europe, 11% for the Benelux countries and 9% for France.

Half-yearly performances were checkered. In North America and the United Kingdom, downward price pressure started to level off during the second half and the contraction in revenues (excluding the impact of exchange rates and changes in Group structure) was less marked in the second half of the year. In continental Europe, however, revenues were flat from summer onwards. This was particularly the case in France, Central Europe and the Nordic countries.

The breakdown of revenues by business line shows that Outsourcing revenues increased by 13% over the year to represent 27% of the consolidated total in 2002, up from 21% in 2001. Based on the Group's new business organization, Consulting - which now includes Customer Relationship Management, Supply Chain and People Relationship Management - represents 25% of total revenues, Technology (i.e. systems integration) 42% and Local Professional Services (Sogeti) 6%.

The average number of Group employees fell by 5,024 in 2002, representing an 8.4% reduction compared with the 2001 figure.
At December 31, 2002, the Group had 52,683 employees, a decrease of 5,077 people or 8.8% on the December 31, 2001 figure. This decrease in staff roughly represents a total of 11,000 people who left the Group (6,000 voluntary departures and 5,000 layoffs) and 6,000 people who joined, of which 4,000 new hires with profiles more suited to the new requirements of the market and 2,000 client employees taken on under outsourcing contracts.
The extent of the Group's rightsizing program goes some way to explaining the downturn in revenues, but other issues also came into play, including:

- downward pressure on prices, representing a decrease of approximately 2.7% between January 1 and December 31, 2002,
- a lower staff utilization rate than in 2001, although the second half figure was a considerable improvement on the first half, increasing from under 70% to 73%,
- a significant change in the qualifications pyramid, with the top section more substantially affected by headcount reductions,
- and, as mentioned above, unfavorable exchange rates for the dollar and pound sterling.

➢ Operating expenses amounted to € 6,933 million, down € 1,060 million or 13.3% on a year earlier.

The breakdown by type of costs shows that:

- payroll costs and travel expenses – which amounted to € 4,754 million and represented 68.6% of total operating expenses - were scaled back by €783 million or 14%, whereas average employee numbers only contracted by 8.4%. This significant reduction reflects the combined impact of exchange rate changes, the lower relative weighting of North America and the United Kingdom in total headcount, the streamlining of the Group's top management levels, and the larger proportion of employees working in outsourcing which requires lower qualification levels than projects or consulting;
- purchases and other external costs came to € 1,687 million, representing 24.3% of total operating expenses, down € 299 million or 15% compared with 2001;

- rental charges amounted to € 300 million, a 5.6% increase compared with 2001, reflecting the fact that rental contracts were signed at the end of 2001, while the effects of the real estate streamlining program launched in June 2002 will only start to be felt in 2003;
- lastly, amortization expenses amounted to € 192 million in 2002 (2.8% of total operating expenses) versus € 186 million in 2001.

➢ Operating income decreased from € 423 million in 2001 to € 114 million in 2002, representing 1.6% of revenues compared to 5% a year earlier. The full year margin represents the aggregate of a very low margin in the first half of the year at 0.3% and a second-half figure of 3.1% boosted by the positive impact of the various restructuring measures implemented at the beginning of the year. The € 114 million total operating income figure reflects:

- total operating income of € 174 million reported by France (€85 million), the Benelux countries (€47 million) and the United States (€ 42 million),
- a € 60 million total operating loss reported in the five other geographic areas: the United Kingdom (€ 24 million), Southern Europe (€ 15 million), Asia-Pacific (€ 12 million), the Nordic countries (€ 6 million) and Central Europe (€ 3 million).

➢ Other revenues and expenses represented a net expense of € 401 million in 2002 versus € 139 million for the year-earlier period. This item breaks down as follows:

- € 463 million in restructuring costs, representing € 359 million for the staff cutbacks carried out mainly in the United States and the United Kingdom and € 104 million in costs relating to the closure or transformation of unsuitable or surplus premises;
- the € 102 million positive impact of discounting deferred tax assets (see "income tax" below);
- the remaining € 40 million includes an € 11 million loss on a financial receivable and the exceptional write-down of a building in Béhoust (€ 10 million) which was used as the premises for the Group's University before the Gouvieux site was opened at the beginning of 2003.

➢ Income tax for the year amounted to €108 million, on a par with the year-earlier figure, despite the fact that the Group made a pre-tax loss of €288 million in 2002 versus income of €290 million in 2001. This reflects:

- the impact of an additional €377 million set aside in the provision recorded in relation to the long-term deferred tax asset recognized at the time of the acquisition of the Ernst & Young consulting businesses in North America, which stood at €762 million at December 31, 2001. The provision has been adjusted to reflect changes in earnings assumptions for the Group's North American operations for the next fifteen years. In addition, a €50 million provision was recorded against deferred tax assets recognized in relation to tax loss carryforwards dating from before the Ernst & Young transaction.

- a tax benefit of €387 million recognized in relation to French tax losses, primarily due to a net short-term capital loss of €2 billion generated in 2002 on the reorganization of the Group's North American operations. A provision was recorded for this amount in the financial statements at December 31, 2001, but was not deducted from income taxable at the full corporate tax rate.

- the net effect of recognizing deferred tax assets on tax loss carry-forwards of some Group subsidiaries and of writing down deferred tax assets recognized in prior years in certain countries.

➢ Amortization of goodwill and write-down of market shares totaled € 123 million in 2002, versus € 31 million in 2001.

➢ The Group ended the year with a net loss of € 514 million, as opposed to net income of € 152 million in 2001.

➢ Net cash and cash equivalents came to € 465 million at December 31, 2002, versus € 247 million at June 30, 2002 and € 698 million at December 31, 2001.

- **Comments on the Cap Gemini SA financial statements**

Salient figures are:

➢ The Company's operating revenue amounted to € 162 million compared with € 184 million in 2001, including royalties of € 159 million versus € 180 million, in line with Group revenue trends.

➢ Operating income eased back to € 144 million, compared with € 166 million the previous year. The decrease primarily reflects a contraction in royalties as operating costs remained stable at € 18 million.

➢ The Company had net interest expense of € 4,629 million versus € 1,960 million in 2001. The 2002 total includes dividend income from subsidiaries of € 61 million versus € 89 million in 2001, and € 4,706 million in write-downs of investments in subsidiaries and affiliates, which has no impact on the consolidated financial statements. In order to reflect changes in valuations within the Company's sector as well as in market conditions, Cap Gemini SA carried out a review of the book value of all of its investments in subsidiaries and affiliates, determining an estimated value based on market value and fair value to the Group (value in use), calculated in the same way as in the consolidated accounts. Based on this review, the book value of these investments was reduced from € 11.2 billion to € 6.5 billion at December 31, 2002.

➢ In 2002 the Company had net other income of € 258 million versus net other expense of €16 million in 2001. The 2002 figure includes a € 223 million gain on an inter-company sale of shares in our Canadian subsidiary as part of the reorganization of our North American businesses, as well as revenue of €19 million related to Cap Gemini SA shares returned by former Ernst & Young partners who became employees of the Group following the acquisition of Ernst & Young's Consulting businesses in 2000 and who left the Group during 2002. These amounts were partially offset by a €10 million write-down of the Béhoust site, which was used as the premises for the Group's University until the end of 2002.

  As the French tax group made a loss in 2002, the Company recognized a tax benefit of € 90 million, primarily representing the carry-back of 2002 losses against 2001 undistributed income of the tax group. The Company ended the year with a net loss of €4,135 million.

The Ordinary Shareholders' Meeting of May 7, 2003 approved the Board of Directors' recommendation that the net loss for the year of € 4,135,354,729.35 along with the full

amount of losses brought forward from the prior year – totaling € 1,671,424,787.73 – be charged against additional paid-in capital, thus reducing additional paid-in capital from € 9,010,168,981.60 to € 3,203,389,464.52.

As the Company reported a net loss in 2002, the Ordinary Shareholders' Meeting of May 7, 2003 approved the Board's recommendation that no dividend be paid for the year.

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HALF-YEAR BUSINESS REPORT AT JUNE 30, 2003

BUSINESS IN THE FIRST HALF 2003

In a global market that is in the process of stabilising, the Group's revenue, at constant rates and perimeter, declined by 4.5%, as compared to the second half of 2002 – part of this change being due to less use of subcontracting – and by 8.8% at current rates and perimeter. The difference is due to the weakness of the US dollar and of the pound sterling with respect to the euro, since these two currencies account for nearly half of the Group's business.

Headcount, as of June 30, amounted to 49,411 employees, a 6% decrease compared to January 1, 2003, taking into account 2,290 departures resulting from layoffs. The utilization rate improved by 1 point from 72.7% in the second half of 2002 to 73.7% in the first half of 2003.

Together with these headcount adjustment measures, the Group continued its cost reduction program which was implemented in June 2002 and is currently proceeding according to plan. The office space rationalization, which began last year, has continued this year in France, the Nordic countries, the United Kingdom and the Benelux countries and has resulted in €21 million restructuring charges in the first half. The centralisation of procurement procedures on a network infrastructure is underway, with the full impact to be felt in 2004. Finally, the new stage of the LEAP! program, intended to optimize our administrative and financial support functions, was launched at the start of the year.

Operating margin comes out at 2.7%, as expected, as compared to 0.3% in the first half of 2002. As of June 30, 2003, the Group has a net cash position of €419 million, compared to €247 million on June 30, 2002 and €465 million at the end of 2002.

Bookings in the first half confirm that the market is stabilizing : they amount to €3,757 million, an increase of 14% compared to second half 2002. Thus, in the Project and Consulting area, the book to bill ratio is 1.16. During the first six months of the year, the Group signed significant contracts, including Visteon in the United States, National Trust in the United Kingdom and Total in France.

An analysis of the deals pipeline shows an increase in the course of the last few months in the proportion of medium-sized opportunities (between €5 and €20 million). This reflects a change in our clients' attitude, in that they seem ready to consider larger investments than in the past.

In June 2003, the Group launched a bond issue convertible or exchangeable into Cap Gemini existing or new shares (OCEANE), with net proceeds of €452 million. This transaction will be accounted for during the second half.

Analysis by country and by business line

The stabilization currently underway is not taking place at the same rate across the countries and business lines in which the Group operates.

In the Consulting business (23% of revenue in the first half), which still suffers from the general economic climate, prices remain on the decline, depressing the first half performance despite encouraging signs in demand, particularly in the IT consulting segment.

The Technology practice (41% of first half revenue), has benefited from the portfolio re-balancing towards new needs for systems integration (web services, server architecture, security, business intelligence,...). The Group achieved significant progress towards industrializing the delivery of its services, through more systematic utilisation of its network of distributed delivery centers, which has improved the competitiveness of the more traditional offerings. The Mumbai center, which plays a key role in the Group delivery network, currently employs nearly 1,000 people, as compared to 500 at the end of December 2002, and a second center is expected to open in Bengalore in the near future.

Outsourcing services (28% of revenue in the first half) remains one of the market's dynamic segments. The Group launched an aggressive program in the field of Business Process Outsourcing. The network of outsourcing centres specialised in administrative and financial functions was completed by the signing of two major contracts, one in Poland and one in China.

Sogeti activity (local technical assistance) now accounts for 8% of Group revenue compared to 6% in 2002.

The organisation by business line and the repositioning of sales are starting to bear fruit, notably in the United Kingdom and in Central Europe in the outsourcing field, as shown by the improvement in profitability in these two regions over the past year.

In North America, revenue declined slightly at constant rates compared to second half 2002 (-1.8%). This compares to a 5.6% decrease in the second half of 2002 versus the previous half year. However, operating margin for the first half of 2003 is slightly greater than the Group's average for the period. The business reorientation that is currently under way in this region is expected to bear fruit in 2004.

In the Benelux countries, the change in revenue is below the Group's average, due in particular to a very disappointing first quarter and despite marked progress in the second quarter. Measures implemented over the last few months have, however, made possible to improve the operating margin from 5.1% in 2002 to 8.4% in the first half of 2003.

France and the Nordic countries accounted for the major part of the staff reduction measures implemented in the first half (1,142 employees notified, for a cost of €66 million). The French market, not surprisingly, was impacted by flat demand; in contrast, pricing pressure was higher than expected, which explains the difference in profitability levels (3.4% in the first half, as compared to 6.9% in 2002). As regards the Nordic countries, the decline in business is less apparent than in the course of the previous half year but the level of profitability remains insufficient.

COMMENTS ON THE FINANCIAL STATEMENTS OF THE GROUP AND THE PARENT COMPANY

Consolided income statement

- **Revenue** in first half 2003 amounted to €3,023 million, as compared to €3,733 million in first half 2002, a decrease of 19% at current exchange rates and perimeter, or 12.5% at constant rates and perimeter.

Sequential evolution reflects a trend toward gradual stabilisation: when compared to revenue in the second half of 2002 (€3,314 million) and excluding the effect of exchange rates and perimeter, the change amounts to only -4.5%.
At constant exchange rates and perimeter, revenue in the second quarter of 2003 (€1,468 million) showed a drop of only 3.2% as compared to first quarter 2003.
Geographical breakdown in revenue as of June 30, 2003 is on the whole stable compared to the breakdown at the end of the year; the drop in the dollar versus the euro explains for the most part the lower contribution of North American business to the Group's revenue (31% as of June 30, compared to 32% at the end of 2002).
The revenue breakdown by discipline is also stable; the only notable development is the growth in the proportion of Outsourcing business which has gone up from 27% at the end of 2002 to 28% as of June 30, 2003, notably thanks to robust activity levels in the United Kingdom, Benelux and Central Europe.

- **Operating result** (of which the geographical spread is shown in Note 15 of the "Notes to the interim consolidated financial statements") is €81 million, which represents an operating margin of 2.7% in the first half of 2003, to be compared to 0.3% in the first half of 2002.

- **Financial result** is -€5 million compared to -€1 million in the first half of 2002. This variance is the result of lower income from short-term investments mainly due to lower interest rates.

- **Other revenues and expenses** (net) represent a net expense of -€105 million compared to a -€141 million net expense in the first half of 2002. This item mainly consists of:
  - €87 million in restructuring costs, including:
    - €66 million for costs directly linked to staff reductions, mainly in France (€33 million), in the Nordic countries (€14 million), in North America (€12 million) and in the Benelux countries (€5 million),
    - €21 million for other expenses, due mainly to additional measures taken over the first half in relation to the office space rationalization program launched in 2002. This expense involved France (€8 million), the Nordic countries (€6 million), the United Kingdom (€5 million) and the Benelux countries (€2 million).
  - An expense of €16 million on the sale to a financial institution of the tax credit of €90 million recognized on the carry-back of the 2002 French tax loss.

- **The tax charge** as of June 30, 2003 is €39 million compared to €21 million as of June 30, 2002; this represents a relatively high expense in relation to the pretax result, it being understood that, on a conservative basis, no deferred taxes were booked in the first half for losses generated in the period.
  This tax charge can be analysed as follows:
  - a tax charge of €15 million in the countries where the Group has generated taxable profits over the period (France, Benelux and Canada)
  - the payment of minimum taxes in various countries for a total of €9 million,
  - a €8.5 million write-down of the balance of deferred tax assets of the Nordic business as of December 31, 2002.

  It should be noted that the other deferred tax assets were not re-evaluated absent any significant change in the economic environment of the countries concerned in the course of the first half of 2003.

- After the results of equity companies, minority interests, and goodwill amortization (€20 million), **net income for the Group** is -€90 million (compared to -€256 million in the first half of 2002). As of June 30, 2003, net diluted earnings per share is -€0.72 on the

basis of 125,571,779 shares, compared to -€2.04 as of June 30, 2002 on the basis of 126,366,859 shares.

Consolidated balance sheet

- **The shareholders' equity including minority interest** is €3,342 million, which represents, in relation to December 31, 2002, a decrease of €192 million that is mainly the result of the following effects:
  - the net consolidated Group income for the six first months of the period (-€90 million),
  - the variation in the translation adjustment (-€98 million) which mainly reveals the change in the US dollar and sterling pound in relation to the euro,
  - the net elimination of shares returned to Cap Gemini S.A. by former partners of Ernst & Young which have become employees of the Group,
  - the variation in minority interests.

- **Long-term assets** are €2,758 million as of June 30, 2003 compared to €2,912 million as of December 31, 2002, representing a drop of €154 million. This is mainly the result of the following movements:
  - purchase (net of disposals) of tangible and intangible assets (€73 million), mainly in Benelux (€30 million), Central Europe (€14 million), in the United States (€9 million) and in the United Kingdom (€8 million),
  - total amortization for the period (€103 million), of which €83 million concerning tangible and intangible assets, and €20 million concerning goodwill,
  - the decrease in long-term deferred tax assets outside the currency translation effect (€22 million) which mainly comes from the depreciation of a portion of the deferred tax asset related to the Nordic countries recognized as of December 31, 2002 and from the use of some tax loss carry-forward in France,
  - the negative effect of the currency translation of long-term assets for €111 million (of which €42 million for long-term deferred tax assets).

- **Accounts and notes receivable** (€1,483 million) include €1,416 million in trade receivables compared to €1,550 million as of December 31, 2002, which is a 8.6% drop (€134 million). These represent 85 days of revenue for the first half of 2003 compared to 80 days of 2002 fiscal year revenue.

- **Consolidated net cash position** as of June 30, 2003 is €419 million compared to €465 million as of December 31, 2002.
  This change can be explained mainly by:
  - a positive operating cash flow of €30 million, which itself is a result of:
  - a €29 million increase in working capital, which takes into account disbursements linked to restructuring for €154 million and a positive effect of €74 million due to the sale to a financial institution of the tax credit recognized on the carry-back of the 2002 French tax loss.
  - a negative investment cash flow of €83 million mainly linked to investments related to outsourcing contracts.

Cap Gemini S.A. parent company accounts

Total operating revenue and financial revenue for the first half of 2003 for Cap Gemini S.A. is €83 million, compared to €151 million for the first half of 2002. The drop is due to lower logo fees billed to the Group's subsidiaries (€67 million compared to €89 million in the first half of 2002) and a decrease in received dividends (€5 million compared to €52 million in the first half of 2002).

Earnings before taxes for the first half of 2003 are a profit of €68 million compared to €387 million as of June 30, 2002. It should be noted that results for the first half of 2002 showed a €223 million capital gain realised upon the intra group sale of the shares in our Canadian subsidiary, as part of the reorganisation of the North American activities.

o 0 o

RECENT DEVELOPMENTS AND OUTLOOK

- Recent developments

On September 8, 2003, the Group announced the **buyout of the 4.9% interest in Cap Gemini Telecom SA that had been held by Cisco Systems since October 2000.** Following this transaction, Cap Gemini Telecom SA – which controls the Cap Gemini Ernst & Young Group Telecom, Media & Networks entities – is now wholly-owned by Cap Gemini.

On October 20, 2003, Cap Gemini announced the filing of a **public exchange offer to acquire all of the outstanding share capital of Transiciel.** The offer has been recommended by the Board of Directors of Transiciel, as well as by its principal shareholder, Mr. Georges Cohen, who has agreed to tender his entire shareholding to the offer.

In acquiring Transiciel, Cap Gemini is furthering the implementation of its development strategy in its core businesses by:

1. strengthening its position in the Local Professional Services market, which represents 20% of the IT services market in Europe;
2. complementing Sogeti's geographic footprint in the Benelux countries, as well as reinforcing its presence in France and Spain;
3. extending the range of its service offering with the addition of Transiciel's "R & D outsourcing" service line.

Upon completion of the offer, Sogeti/Transiciel will boast over 13,000 employees across 9 countries (including 1,200 in the United States) with combined pro forma revenues in 2002 in excess of €1.1 billion.

The new grouping, headed by Messrs. Georges Cohen and Luc-Francois Salvador (Sogeti's currrent Managing Director), will become the European reference in the Local Professional Services market and will be well positioned to capitalise on the expected recovery in the IT services sector.

The transaction will take the form of a public exchange offer whereby Transiciel shareholders are invited by Cap Gemini to tender and exchange their shares under either of the following options:

Option 1: an exchange ratio of 1 new Cap Gemini share issued for every 3 Transiciel shares;

Option 2: an exchange ratio of 5 Cap Gemini shares to be issued, plus 16 warrants giving entitlement for up to 1 new Cap Gemini share, for 16 Transiciel shares.

Option 2 includes an earn-out mechanism which would allow Transiciel shareholders to receive additional Cap Gemini shares subject to the Sogeti/Transiciel grouping attaining certain operating performance targets over the next two years. The earn-out mechanism is presented in detail in the press release issued on October 20 in accordance with article 6 of Commission des Opérations de Bourse regulation COB 2002-04 (*).

(*) This press release is available for consultation on the COB web site (www.cob.fr) and the Group's web site (www.actionnaire.cgey.com)

Transiciel shareholders will be able to choose either option or any combination of the two.

The number of additional Cap Gemini shares which may be issued under Option 2 is capped at 20% of the initial number of shares issued to Transiciel shareholders having tendered their shares under Option 2.

On the basis of an exchange ratio of 3 Transiciel shares for 1 Cap Gemini share and on the basis of Cap Gemini's closing share price of €38.87 on 17th October 2003, the offer values each Transiciel share at €12.96, a premium of 23.1% over Transiciel's one-month average share price.

The offer, which has been submitted to the stock market authorities for approval, is subject to an acceptance threshold of 66.67% of Transiciel's shares and voting rights existing as of the close of the tender offer period. It will be submitted to Cap Gemini shareholders for approval at the Extraordinary General Meeting to be held on December 3, 2003 on first call, or if the quorum is not met, on December 18, 2003 on second call.

Subject to all required approvals, the transaction is expected to be completed by the end of 2003.

- **Outlook**

Revenues are stabilizing and operating margins are improving at different rates, according to the country and business segment.

Third quarter bookings are somewhat below expectations, particularly in September, due to a number of bookings being pushed back and second half year revenues are therefore likely to be below those of the first half at constant currency rates. However, steady improvements in the utilization rates should moderate the impact on operating margins which we expect will be approximately 4% for the second half year.

The sales pipeline has continued to improve in recent weeks, both in terms of number and size of opportunities, which leads us to think that we will see top line growth in 2004 and encourages the Group to maintain its ambition for next year as unchanged.

o 0 o

FIVE-YEAR FINANCIAL SUMMARY

thousand of euros)	1998	1999	2000	2001	2002
HARE CAPITAL AT YEAR-END					
re capital	421 556	623 561	994 444	1 001 954	1 003 833
mber of common shares outstanding	69 130 658	77 945 108	124 305 544	125 244 256	125 479 105
ximum number of future shares to be created :					
- through exercise of equity warrants	7 085 035	6 038 838	7 487 783	10 463 754	10 951 340
PERATIONS AND RESULTS OF THE CURRENT YEAR					
rating revenue	100 203	108 489	195 692	183 565	161 566
rating revenue and financial revenue	230 173	257 509	329 495	300 563	248 051
me before taxes, amortization and provisions	147 343	164 693	395 229	264 066	(1 522 824)
me tax	24 716	34 079	32 174	63 811	(91 990)
income / (losses)	103 319	149 047	318 152	(1 873 798)	(4 135 355)
ributed income	57 964	77 945	(a)164 302	50 002	0
EARNINGS PER SHARE (in euros)					
nings after taxes,					
before amortization and provisions	1,77	1,68	2,92	1,60	(11,40)
earnings	1,49	1,91	2,56	(14,96)	(32,96)
idend per share, net	0,84	1,00	1,20	0,40	0
MPLOYEE DATA					
rage number of employee during the year	-	-	-	-	
l payroll	-	-	-	-	
l benefits	-	-	-	-	

epresenting a dividend of 149 million d'euros and dividend equalization tax (précompte) of 15 million d'euros.

File No. 82-5065

Exhibit 3

Proxy Voting Form

[illegible] / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ☐ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / I wish to attend the shareholders' meeting and request an admission card : date and sign at the bottom of the form.

B. ☐ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / I prefer to use the postal voting form or the proxy form as specified below.

CAP GEMINI ERNST & YOUNG

CAP GEMINI
Société Anonyme au capital de 1 003 501 960 €
Siège Social : 11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. PARIS

ASSEMBLEE GENERALE EXTRAORDINAIRE
DU 3 DECEMBRE 2003 REPORTEE LE 18 DECEMBRE 2003

EXTRAORDINARY GENERAL MEETING
ON DECEMBER 3 th, 2003 DEFFERABLE TO DECEMBER 18 th, 2003

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares* — Nominatif / *Registered* — VS / *single vote*; VD / *double vote* — Porteur / *Bearer*

Nombre de voix / *Number of voting rights* :

☐ **JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST***
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this, ■ *for which I vote against or I abstain.*

1 ☐	2 ☐	3 ☐	4 ☐	5 ☐	6 ☐	7 ☐	8 ☐	9 ☐
10 ☐	11 ☐	12 ☐	13 ☐	14 ☐	15 ☐	16 ☐	17 ☐	18 ☐
19 ☐	20 ☐	21 ☐	22 ☐	23 ☐	24 ☐	25 ☐	26 ☐	27 ☐
28 ☐	29 ☐	30 ☐	31 ☐	32 ☐	33 ☐	34 ☐	35 ☐	36 ☐
37 ☐	38 ☐	39 ☐	40 ☐	41 ☐	42 ☐	43 ☐	44 ☐	45 ☐

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■

	Oui *Yes*	Non/No *Abst/Abs*		Oui *Yes*	Non/No *Abst/Abs*
A	☐	☐	F	☐	☐
B	☐	☐	G	☐	☐
C	☐	☐	H	☐	☐
D	☐	☐	J	☐	☐
E	☐	☐	K	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf.* ☐
- Je m'abstiens (l'abstention équivaut à un vote contre) / *I abstain from voting (is equivalent to a vote against).* ☐
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Melle .... *pour voter en mon nom / I appoint (see reverse (2)) M, M^r or Miss / to vote on my behalf* ☐

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

☐ **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée**

/ I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) ***to represent me at the above mentioned meeting.***

M, Mme ou Melle / Mr, M^rs or Miss

Adresse / Address

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.

CAUTION *: concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.*

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
-Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso (1) - See reverse (1)

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation/*on 1st notification*	sur 2e convocation/*on 2nd notification*
à la BANQUE / *to the Bank*	28 novembre 2003	12 décembre 2003
à la SOCIÉTÉ / *to the Company*	30 novembre 2003	15 décembre 2003

Date & Signature

... er e s gner au bas du formulaire)
- donner pouvoir au Président de l'Assemblée Générale (dater et signer au bas du formulaire sans remplir)
- donner pouvoir à une personne dénommée (cocher et compléter la case appropriée puis dater et signer au bas du formulaire.

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement dans la zone réservée à cet effet ses nom (*en majuscules d'imprimerie*), prénom usuel et adresse : *si ces indications figurent déjà sur le formulaire*, il est demandé au signataire de les vérifier et, éventuellement de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
Si le signataire n'est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, etc...), il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. 131-3-§3 du décret du 23 mars 1967).

VOTE PAR CORRESPONDANCE

(3) **ART. L 225-107 du Code de Commerce (extrait) :**
Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.
Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.

Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :
Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :
- soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case,
- soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.

Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance.
- de voter résolution par résolution en noircissant la case correspondant à votre choix,
En outre, pour le cas ou des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondant à votre choix.

POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR A UNE PERSONNE DÉNOMMÉE

(2) **ART. L 225-106 du Code de Commerce (extrait) :**
"Un actionnaire peut se faire représenter par un autre actionnaire ou par son *conjoint*.

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée Générale des actionnaires, le Président du Conseil d'Administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article L. 225-102 afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée Générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L. 225-23 ou de l'article L. 225-71, l'Assemblée Générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites.
Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée Générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant".

* Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art. D 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (art. D 133-8). La langue française fait loi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

A. If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form.
B. Otherwise, the shareholder may use this form as a postal vote *
In this case check box B on the front of the form and choose one of the three possibilities :
- use the postal voting form (tick the appropriate box, date and sign below)
- give your proxy to the Chairman of the meeting(date and just sign at the bottom of the form without filling in)
- give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below)

WHICHEVER OPTION IS USED the shareholder's signature is necessary

(1) The shareholder should write his/her exact name and address in capital letters in the space provided : if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his/her full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal *guardian, etc), please specify your full name and the capacity in which you are signing the proxy.*
The form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. 131-3§3 of March 23, 1967 law).

POSTAL VOTING FORM

(3) **ART. L 225-107 du Code de Commerce (extract) : "A shareholder can vote by post by using a postal voting form determined by law. Any other methods are deemed to be invalid".**
Only the forms received by the Company before the meeting : within the time limit and conditions determined by law : are valid to calculate the quorum.
The forms giving no voting direction or indicating abstention are deemed to vote against.
If you wish to use the postal voting form, you must tick the box on the front of the document : "*I VOTE BY POST*".
In such event, please comply with the following instructions :

For the resolutions proposed or agreed by the Board you can :
- either vote "for" for all the resolutions by leaving the boxes blank,
- or vote "*against*" *or* "*abstention*" (*which* is equivalent to voting against) by shading boxes of your choice,

For the resolutions not agreed by the Board, you can :
- vote resolution by resolution by shading the appropriate boxes,
In case of amendments or new resolutions during the shareholder meeting you are requested to choose between three possibilities (proxy to the chairman of the meeting, abstention or proxy to another shareholder) by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) **ART. L 225-106 du Code de Commerce (extract) : "*A shareholder can have himself/herself represented by another or by his/her spouse*".**

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholders' meeting the Chairman of the Board of Directors or the Executive Board, may consult the shareholders listed in article L. 225-102 in order to allow them to designate one or several proxies to represent *them at the shareholders'* meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles L. 225-23 or L. 225-71, require the shareholders' ordinary meeting to appoint to the Board of Directors or the Executive Board, one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the company. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid. **When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.**

* The text of the resolutions are in the notification of the meeting which is sent with this proxy (art. D 133) : please do not use both "I VOTE BY POST" and "I HEREBY APPOINT" (art. D 133-8). The French version of this document governs : The English translation is for convenience only.
NB : If any information included in this form is used for a computer file, it is protected by the previsions of law 78-17 of January 6, 1978, especially about rights of access and alteration that can be exercised by interested parties.

4

File No. 82-5065

Exhibit 4

Request for Documents and Information

CAP GEMINI ERNST & YOUNG

CAP GEMINI

"Société Anonyme" with capital of EUR 1,003,501,960
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

REQUEST FOR DOCUMENTS AND INFORMATION
attached to the postal or proxy voting form for the
Extraordinary Shareholders' Meeting to be held on Wednesday, December 3, 2003
If there is not a quorum, the meeting will be held on second call on **Thursday, December 18, 2003**

In accordance with article 138 of the decree of March 23, 1967, from the date of notice of the Meeting up to the fifth day before that Meeting, all holders of registered or bearer shares may use this form to request the documents and information referred to in article 135 of the above-mentioned decree. Holders of bearer shares are required to submit proof of ownership of their shares with this form.

THE FORM SHOULD BE RETURNED TO: **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

Mr./Mrs./Miss...

Full address...

Owner of ....

- ☐ registered shares...
- ☐ registered shares, administered by (1) ....
- ☐ bearer shares, held on account at (1) ....

having taken note of the attached documents concerning the above Extraordinary Meeting and governed by article 133 of the decree of March 23, 1967,

hereby requests that the documents and information referred to in article 135 of that decree be sent to him/her at the above address.

In ...., on ....

Signature

N.B.: Pursuant to paragraph 3 of article 138 of the decree of March 23, 1967, holders of registered shares may request to be put on the mailing list for subsequent years when they return this form.

---

(1) State details of the bank, broker or other intermediary with whom shares are held on account.

CAP GEMINI ERNST & YOUNG

CAP GEMINI

Société Anonyme au capital de 1.003.501.960 euros
Siège social à Paris (17e), 11 rue de Tilsitt
330 703 844 RCS PARIS

FORMULE DE DEMANDE D'ENVOI DE DOCUMENTS ET RENSEIGNEMENTS
jointe au formulaire de vote par correspondance
ou par procuration pour la représentation
à l'Assemblée Générale Extraordinaire du mercredi 3 décembre 2003
et en cas d'absence de quorum à cette première date, du **jeudi 18 décembre 2003**

Conformément à l'article 138 du décret du 23 mars 1967, à compter de la convocation de l'Assemblée et jusqu'au cinquième jour avant la réunion, tout actionnaire titulaire d'actions nominatives ou justifiant de sa qualité de propriétaire d'actions au porteur peut demander à la Société, en utilisant la formule ci-après, l'envoi des documents et renseignements visés par l'article 135 dudit décret.

FORMULE A ADRESSER EXCLUSIVEMENT A : **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

M., Mme ou Mlle..

Adresse complète..
....

Propriétaire de......................actions sous la forme :

- ☐ nominatives pures...
- ☐ nominatives administrées chez (1)..
- ☐ au porteur, inscrites en compte chez (1) ....

ayant pris connaissance des documents joints à la présente formule se rapportant à l'Assemblée ci-dessus mentionnée et visés à l'article 133 du décret du 23 mars 1967,

demande l'envoi à l'adresse ci-dessus des documents et renseignements visés par l'article 135 du même décret.

A ...., le.................................

Signature

NOTA : En vertu de l'alinéa 3 de l'article 138 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, par une demande unique, obtenir de la Société l'envoi des documents visés ci-dessus à l'occasion de chacune des Assemblées d'actionnaires ultérieures.

---

(1) Indication de l'intermédiaire habilité chez lequel les actions sont inscrites en compte.

File No. 82-5065

Exhibit 5

BALO Notice of October 27, 2003, giving Notice and Agenda of the Extraordinary Shareholders' Meeting, of December 3, 2003

Le présent avis vaut avis de convocation, sous réserve qu'aucune modifi-cation ne soit apportée à l'ordre du jour, par suite d'éventuelles demandes d'inscription de projets de résolutions présentées par les actionnaires.

Le conseil d'administration.

53904

CAP GEMINI

Société anonyme au capital de 1 003 501 960 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris.

AVIS PRÉALABLE DE RÉUNION

Mmes et MM. les actionnaires de Cap Gemini seront convoqués en as-semblée générale extraordinaire pour le mercredi 3 décembre 2003 à 9 h 30, au siège social de la société, 11, rue de Tilsitt, 75017 Paris, et, à défaut de quorum, pour le jeudi 18 décembre 2003 à 10 heures, à l'Empire, 41, avenue de Wagram, 75017 Paris, à l'effet de délibérer sur l'ordre du jour et sur les projets de résolutions suivants :

Ordre du jour.

— Rapport du conseil d'administration sur l'offre publique d'échange initiée par la société sur les actions de la société Transiciel et rapport spécial des commissaires aux comptes ;

— Autorisation de procéder à une augmentation du capital social par émission d'actions sans droit préférentiel de souscription attribuées aux por-teurs d'actions de la société Transiciel ayant apporté leurs titres à l'offre publique d'échange déposée par la société ;

— Autorisation d'émission de bons d'attribution d'actions nouvelles at-tribués aux porteurs d'actions de la société Transiciel ayant apporté leurs titres à la deuxième branche de l'alternative de l'offre publique d'échange de la société ;

— Délégation de pouvoirs pour les formalités.

PROJETS DE RÉSOLUTIONS

Première résolution (Autorisation de procéder à une augmentation du capital social par émission d'actions sans droit préférentiel de souscription attribuées aux porteurs d'actions de la société Transiciel ayant apporté leurs titres à l'offre publique d'échange déposée par la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, et après avoir pris connaissance du rapport du conseil d'administration, du rapport spécial des commissaires aux comptes et des termes et conditions de l'offre publique d'échange alternative déposée par la société sur les actions de la société Transiciel, approuve les termes et conditions de l'offre publique d'échange alternative tels qu'ils lui ont été présentés et conformément aux dispositions du Code de commerce, notamment de ses articles L. 225-129 et L. 225-148 :

1. Autorise le conseil d'administration à augmenter le capital social par émission du nombre d'actions qu'il y aura lieu d'attribuer aux actionnaires de la société Transiciel qui auront apporté leurs actions à l'échange dans le cadre de l'une ou l'autre des deux branches de l'alternative de l'offre publique d'échange initiée par la société sur les titres de la société Transiciel ;

2. Décide que, compte tenu du nombre d'actions Transiciel existantes au jour du dépôt de l'offre publique d'échange, le nombre maximal d'actions susceptibles d'être émises au titre de la présente autorisation, sur la base de 8 actions Transiciel pour 1 action de la société est de 6 276 554, soit une augmentation de capital d'un montant nominal maximal de 50 212 432 € ;

3. Décide que les actions émises en vertu de la présente autorisation porteront jouissance à compter du 1er janvier 2003 et seront immédiatement assimilées aux actions existantes de la société ;

4. Supprime en tant que de besoin le droit préférentiel de souscription des actionnaires au bénéfice des propriétaires d'actions Transiciel apportant leurs titres dans le cadre de l'offre publique ;

5. Donne tous pouvoirs au conseil d'administration avec faculté de sous-délégation au président dans les conditions fixées par la loi, pour mettre en œuvre la présente autorisation, et notamment, pour déterminer le montant définitif de l'augmentation de capital au regard du nombre d'actions Transiciel apportées à l'échange et de leur répartition entre les deux branches de l'alternative, procéder à l'émission des actions remises en échange, arrêter les modalités et les conditions nécessaires à cette augmentation de capital, procéder à toutes les constatations et formalités nécessaires à la mise en œuvre de la présente autorisation, apporter aux statuts sociaux les modifications résultant de l'usage de la présente autorisation, sous réserve de la deuxième résolution décider de l'affectation ou de l'usage de toute prime d'émission, notamment imputer sur la prime le montant de tous frais, droits et honoraires et prendre, le cas échéant, toutes les mesures et faire procéder à toutes les formalités requises notamment pour l'admission aux négociations sur le marché d'Euronext Paris S.A. des actions nouvelles ainsi créées ;

6. Décide que cette autorisation prend effet ce jour pour une durée de un an et serait caduque dans l'hypothèse où il ne serait pas donné suite à l'offre publique d'échange alternative déposée sur les actions de la société Transiciel. La présente décision ne prive pas d'effet les autorisations données par les assemblées générales des 16 mai 2001 et 7 mai 2003.

Deuxième résolution (Autorisation d'émission de bons d'attribution d'actions nouvelles attribués aux porteurs d'actions de la société Transiciel ayant apporté leurs titres à la deuxième branche de l'alternative de l'offre publique d'échange de la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, et après avoir pris connaissance du rapport du conseil d'administration, du rapport spécial des commissaires aux comptes, des termes et conditions de l'offre publique d'échange alternative déposée par la société sur les actions de la société Transiciel et notamment de la deuxième branche de l'alternative de l'offre publique d'échange :

1. Autorise le conseil d'administration à émettre des bons d'attribution d'actions nouvelles de la société qu'il y aura lieu d'attribuer aux actionnaires de la société Transiciel ayant apporté leurs titres à la deuxième branche de l'alternative de l'offre publique d'échange de la société, conformément aux termes de celle-ci, à raison de 16 bons d'attribution d'actions contre 16 actions de la société Transiciel apportées. Les caractéristiques de ces bons d'attribution d'actions sont décrites en annexe au rapport du conseil d'administration, ladite annexe étant et demeurant annexée au procès-verbal de la présente assemblée ;

2. Fixe à 18 829 662 le nombre total maximum de bons d'attribution pouvant être émis au titre de la présente résolution et à 1 176 853 le nombre total maximum d'actions de la société auxquelles ces bons d'attribution donnent droit, le cas échéant, sous réserve des ajustements prévus dans les caractéristiques des bons ;

3. Autorise en conséquence le conseil d'administration pour permettre l'attribution des actions auxquelles les bons seront susceptibles de donner droit, à augmenter le capital social d'un montant nominal maximum de 9 414 824 € correspondant à un nombre total maximum de 1 176 853 actions d'une valeur nominale de 8 € chacune qui pourront être attribuées aux titulaires ayant exercé leurs bons, ces chiffres étant ajustés le cas échéant conformément aux ajustements prévus dans les caractéristiques des bons pour préserver les droits des titulaires de bons d'attribution ;

4. Supprime au profit des titulaires des bons d'attributions d'actions le droit préférentiel de souscription des actionnaires aux actions auxquelles l'exercice desdits bons donnera droit ;

5. Donne tous pouvoirs au conseil d'administration avec faculté de sous-délégation au président dans les conditions fixées par la loi, pour mettre en œuvre la présente autorisation, et notamment, pour déterminer le nombre de bons à émettre au regard du nombre d'actions Transiciel apportées à la deuxième branche de l'alternative de l'offre publique d'échange, procéder à l'émission des bons d'attribution, arrêter les modalités et les conditions nécessaires à cette émission, procéder à toutes les constatations et formalités nécessaires à la mise en œuvre de la présente autorisation et notamment constater la réalisation des augmentations de capital résultant de l'émission des actions attribuées aux titulaires des bons, ainsi que celles nécessaires à la protection des porteurs de bons d'attribution, décider de l'affectation ou de l'usage de toute prime d'émission notamment imputer sur la prime le montant de tous frais, droits et honoraires, apporter aux statuts sociaux les modifications résultant de l'usage de la présente autorisation et prendre, le cas échéant, toutes les mesures et faire procéder à toutes les formalités requises notamment pour l'admission aux négociations sur le marché d'Euronext Paris S.A. des actions nouvelles ainsi créées ;

6. Décide que cette autorisation prend effet ce jour pour une durée de un an et serait caduque dans l'hypothèse où il ne serait pas donné suite à l'offre publique d'échange alternative déposée par la société sur les actions de la société Transiciel. La présente décision ne prive pas d'effet les autorisations données par les assemblées générales des 16 mai 2001 et 7 mai 2003.

Troisième résolution (Pouvoirs pour formalités). — L'assemblée générale confère tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de la présente assemblée pour effectuer tous dépôts, publications, déclarations et formalités où besoin sera.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de cette assemblée présentées par les actionnaires remplissant les conditions légales doivent être envoyées au siège social de la société par lettre recommandée avec demande d'avis de réception, dans le délai de dix jours à compter de la publication du présent avis.

Les actionnaires qui désireraient assister à cette assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'assemblée, aux guichets des établissements co-domiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'assemblée au siège social de la société ou à Euro Emetteurs Finance, assemblées générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation d'immobilisation de leurs actions.

Tout actionnaire ayant transmis sa formule de procuration ou son formulaire de vote par correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15 heures (heure de Paris) la veille de l'assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Liste des établissements co-domiciles :
— Crédit lyonnais ;
— Lazard Frères Banque ;
— BNP Paribas ;
— CDC Ixis ;
— Crédit agricole Investor Services Corporate Trust ;
— Natexis Banques populaires ;
— Société générale.

Conformément à la loi, tous les documents qui doivent être communiqués à l'assemblée générale seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

Le conseil d'administration.

53832

CDC FINANCE - CDC IXIS

Société anonyme à directoire et conseil de surveillance au capital de 5 103 563 868 €.
Siège social : 26-28, rue Neuve Tolbiac, 75658 Paris Cedex 13.
335 128 898 R.C.S. Paris.

Avis de réunion valant avis de convocation

Mmes et MM. les actionnaires sont convoqués en assemblée générale mixte le jeudi 27 novembre 2003, à 15 heures au siège social, 26-28, rue Neuve Tolbiac, 75658 Paris Cedex 13, salle du conseil, à l'effet de délibérer sur l'ordre du jour suivant :
— Rapport du directoire ;
— Rapport des commissaires aux comptes ;
— Nomination d'un membre du conseil de surveillance ;
— Ratification de la cooptation d'un membre du conseil de surveillance ;
— Proposition de réaliser une augmentation de capital dans les conditions prévues à l'article L. 443-5 du Code du travail ;
— Pouvoirs pour formalités ;
— Questions diverses.

Seront soumis à l'assemblée, en vue de leur approbation, les projets de résolutions suivants :

Première résolution. — L'assemblée générale, statuant dans les conditions de quorum et de majorité des assemblées générales ordinaires, après avoir pris connaissance du rapport du directoire, décide de nommer M. Charles Milhaud, demeurant 11 *bis*, rue Albéric Magnard, 75016 Paris, en qualité de membre du conseil de surveillance, pour une durée de six ans, soit jusqu'à l'assemblée générale ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2008.

Deuxième résolution. — L'assemblée générale, statuant dans les conditions de quorum et de majorité des assemblées générales ordinaires, après avoir pris connaissance du rapport du directoire, ratifie la cooptation faite à titre provisoire par le conseil de surveillance du 22 juillet 2003, de M. Rudolf Ianisch, demeurant Salvatorstrasse 7 – D 80333 Munich, en qualité de membre du conseil de surveillance, en remplacement de M. Eberhard Zinn, démissionnaire, pour la durée du mandat de son prédécesseur restant à courir, soit jusqu'à l'assemblée générale ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2007.

Troisième résolution. — L'assemblée générale, statuant dans les conditions de quorum et de majorité des assemblées générales extraordinaires, après avoir pris connaissance du rapport du directoire et du rapport spécial des commissaires aux comptes, décide, en application des dispositions des articles L. 225-129 et L. 215-138 du Code de commerce et de l'article L. 443-5 du Code du travail, de réserver aux salariés de la société une augmentation de capital social en numéraire, et :

— autorise le directoire à procéder à une augmentation de capital, en une ou plusieurs fois, dans la proportion et aux époques qu'il appréciera, dans un délai de deux ans à compter du jour de la présente assemblée, et ce dans la limite d'un montant nominal maximum de 13 780 000 € par émission de 65 000 actions nouvelles ordinaires, à souscrire et à libérer en numéraire et qui conféreront les mêmes droits que les actions anciennes de même catégorie, qui seraient réservées, directement ou par l'intermédiaire d'un fonds commun de placement d'entreprise, aux adhérents à un plan d'épargne, d'entreprise et/ou à un plan partenarial d'épargne salariale volontaire tels que prévus à l'article L. 443-5 du Code du travail, ouvert aux salariés de la société et des sociétés qui lui sont liées au sens de l'article L. 225-180 du Code de commerce remplissant les conditions éventuellement fixées par le directoire (les « Salariés du Groupe ») ;

— décide de supprimer le droit préférentiel de souscription attribué aux actionnaires par l'article L. 225-132 du Code de commerce, et de réserver la souscription desdites actions ordinaires aux Salariés du Groupe ;

— décide, s'agissant de titres non admis aux négociations sur un marché réglementé, que le prix de souscription des actions nouvelles, déterminé dans les conditions de l'article L. 443-5 du Code du travail, sera fixé conformément aux méthodes objectives retenues en matière d'évaluation d'actions en tenant compte, selon une pondération appropriée, de la situation nette comptable, de la rentabilité et des perspectives d'activité de l'entreprise ;

— décide que chaque augmentation de capital ne sera réalisée qu'à concurrence du montant des actions effectivement souscrites par les salariés.

L'assemblée générale délègue tous pouvoirs au directoire à l'effet :

— d'arrêter la date et les modalités des émissions qui seront réalisées en vertu de la présente autorisation en conformité avec les prescriptions légales et statutaires, et notamment fixer le prix de souscription en respectant les règles définies ci-dessus, les dates d'ouverture et de clôture des souscriptions, les dates de jouissance, les délais de libération des actions ;

— de constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront effectivement souscrites ;

— d'accomplir, directement ou par mandataire, toutes opérations et formalités ;

— d'apporter aux statuts les modifications corrélatives aux augmentations de capital et généralement faire tout ce qui sera utile et nécessaire en vue de la réalisation définitive de l'augmentation ou des augmentations successives du capital social.

Quatrième résolution. — L'assemblée générale donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du procès-verbal de la présente assemblée pour effectuer tous dépôts, formalités et publications nécessaires.

Il est rappelé qu'en vertu des dispositions de l'article 39 des statuts :

— tout actionnaire a le droit d'assister aux assemblées sur simple justification de son identité, à condition toutefois que ses actions soient libérées des versements exigibles et aient été inscrites en compte à son nom, cinq jours au moins avant la réunion ;

— les actionnaires peuvent se faire représenter par un autre actionnaire ou par leur conjoint.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis, parvenus au siège social de la société trois jours au moins avant la réunion de l'assemblée générale.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de l'assemblée par les actionnaires remplissant les conditions prévues aux articles L. 225-105 du Code de commerce et 128 du décret du 23 mars 1967, devront être envoyées au siège social, par lettre recommandée avec avis de réception dans un délai de dix jours à compter de la publication du présent avis.

Sous réserve qu'aucune modification ne soit apportée à l'ordre du jour de l'assemblée à la suite de demandes d'inscription de projets de résolutions, le présent avis vaut avis de convocation.

Le directoire.

53813

EXPANSION OBLIGATIONS

Société d'investissement à capital variable (Sicav).
Siège social : 20, place Vendôme, 75021 Paris Cedex 01.
328 739 586 R.C.S. Paris.

Avis de réunion valant avis de convocation

MM. les actionnaires sont informés qu'ils sont convoqués au siège social le 27 novembre 2003 à 11 heures, en assemblée générale extraordinaire, à l'effet de délibérer sur l'ordre du jour suivant :
— Modification de l'article 22 « Dépositaire » des statuts ;
— Pouvoirs pour formalités.

Résolutions

Première résolution. — L'assemblée générale, après lecture du rapport du conseil d'administration décide de modifier l'article 22 « Dépositaire » des statuts comme suit :

Le dépositaire, désigné par le conseil d'administration est le suivant : HSBC Private Bank France.

Le reste de l'article est inchangé.

Deuxième résolution. — L'assemblée générale confère tous pouvoirs au conseil d'administration, à son président, ainsi qu'aux porteurs d'extraits ou de copies du procès-verbal constatant ses délibérations, à l'effet d'accomplir toutes formalités qui en seraient la suite ou la conséquence.

Les demandes d'inscription par les actionnaires de projets de résolutions devront être envoyées au siège social dans le délai de dix jours à compter de la publication du présent avis.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à cette assemblée ou s'y faire représenter par son conjoint ou par un autre actionnaire. Toutefois, seront seuls admis à assister à cette assemblée, à s'y représenter ou à voter par correspondance les actionnaires qui auront au préalable justifié de cette qualité :

— en ce qui concerne leurs actions nominatives, par l'inscription desdites actions en compte nominatif pur ou administré, cinq jours au moins avant la date de l'assemblée ;

File No. 82-5065

Exhibit 6

BALO Notice of November 14, 2003, giving Notice and Agenda of the Extraordinary Shareholders' Meeting, of December 3, 2003

— Missions du conseil de surveillance : Conformément à la loi, le conseil de surveillance exerce le contrôle permanent de la gestion de la société assurée par le directoire. A ce titre, le conseil de surveillance dispose notamment des prérogatives suivantes :

- nomination des membres du directoire,
- vérification et contrôle des comptes sociaux individuels et consolidés de la société,
- présentation à l'assemblée générale ordinaire de ses observations sur le rapport du directoire et sur les comptes de l'exercice.

Outre ces missions légales, le conseil de surveillance dispose également de par les statuts des pouvoirs suivants :

- arrêter, sur proposition du directoire, le plan d'entreprise à cinq ans de la société,
- arrêter, sur proposition du directoire, le budget annuel de la société,
- définir, sur proposition du directoire, les orientations stratégiques du groupe Caisse d'Epargne.

— Durée du mandat des membres du conseil de surveillance : La durée des fonctions des membres du conseil de surveillance est de six années. Le mandat prend fin à l'issue de la réunion de l'assemblée générale ordinaire des actionnaires ayant statué sur les comptes de l'exercice écoulé et tenue dans l'année au cours de laquelle expire le mandat.

En l'occurrence, le mandat des membres proposés à la désignation de l'assemblée générale prendra effet à compter du 1er janvier 2004 et se terminera à l'issue de l'assemblée générale ayant statué sur les comptes de l'exercice 2008 (c'est à dire en mai 2009).

Lors de l'assemblée générale mixte du 14 octobre 2003, une modification statutaire a été adoptée afin d'adapter la durée du mandat des représentants des salariés du Réseau à celle des représentants des actionnaires.

— Limite d'âge des membres du conseil de surveillance : La limite d'âge pour l'exercice des membres du conseil de surveillance est de 72 ans sachant que le nombre des membres du conseil de surveillance âgés de plus de 68 ans ne pourra excéder le tiers du nombre de membres en fonction. Si cette limite est dépassée, le membre le plus âgé sera réputé démissionnaire d'office.

— Modalités de la désignation : Les membres du conseil de surveillance sont élus par les actionnaires à la majorité requise pour les assemblées générales ordinaires.

Nomination de censeurs. — Il est proposé à l'assemblée générale de désigner quatre censeurs conformément à l'article 35 des statuts de la société. Les censeurs sont élus pour la même durée que les membres du conseil de surveillance et « dont pour mission, sans que cela entraîne immixtion ou interférence dans la gestion de la société, de veiller au respect des missions assignées à la société ». Les censeurs participent aux séances du conseil de surveillance et prennent part aux délibérations avec voix consultative.

Parmi les quatre censeurs, deux sont des personnalités extérieures au groupe.

II. – Du ressort de l'assemblée générale extraordinaire.

— Modification de l'article 28 alinéa 4 des statuts. — Il est proposé à l'assemblée générale d'introduire une modification des statuts de la société afin d'autoriser le conseil de surveillance à désigner en son sein un second Vice-Président parmi les membres représentant les actionnaires de la catégorie B dès lors que ceux-ci détiennent au moins 15% du capital. Le nouvel alinéa proposé au vote des actionnaires confirme que c'est le Vice-Président représentant les actionnaires de la catégorie A qui remplace le Président en cas d'empêchement de celui-ci ou lorsque le Président doit déléguer temporairement ses pouvoirs.

La création d'un deuxième poste de Vice-Président destiné à un représentant de la Caisse des Dépôts et Consignations résulte de l'ampleur des accords qui prévoient l'apport de la Compagnie Financière Eulia et de CDC Ixis et de la position d'actionnaire stratégique de la Caisse des dépôts et consignations dans ce nouveau cadre.

— Modification de l'article 29 des statuts. — Les modifications proposées ont pour objet de faire évoluer la gouvernance de la Caisse nationale des Caisses d'Epargne et du groupe, en prenant en compte les principes et les recommandations en cours.

Le comité d'audit et le comité de rémunération et de sélection voient leur composition précisée dans les statuts :

- la répartition des postes entre les deux catégories d'actionnaires est désormais fixée par les statuts,
- le comité de rémunération et de sélection dont le rôle est essentiel pour l'agrément des mandataires sera composé uniquement de Présidents de COS et de représentants de la Caisse des dépôts et consignations,
- une personnalité extérieure choisie parmi les censeurs est introduite dans chaque comité.

Les attributions des comités sont précisées dans les statuts, ce qui renforce leur poids. Les comités préparent les principales délibérations du conseil de surveillance, avec notamment un rôle très important du comité de rémunération et de sélection qui proposera au conseil l'agrément des dirigeants des établissements affiliés ; il est rappelé que les mandataires membres du conseil ne participent pas à ce comité ; celui-ci statuera sur les propositions d'agrément du directoire de la Caisse nationale.

L'indépendance des comités sera renforcée. Outre les dispositions prévues pour leur composition, il est proposé que les membres du directoire présentent les dossiers relevant de leur responsabilité, mais que les comités délibèrent ensuite hors leur présence.

Ces modifications statutaires prennent en compte l'évolution de la Caisse nationale et du groupe Caisse d'Epargne, dont les règles de gouvernance seront ainsi adaptées.

Nous restons à votre disposition pour toute information complémentaire que vous souhaiteriez.

Le directoire.

55309

CAP GEMINI

Société anonyme au capital de 1 003 501 960 €.
Siège social : Paris (17e), 11, rue de Tilsitt.
330 703 844 R.C.S. Paris.

Avis de convocation

Mmes et MM. les actionnaires de Cap Gemini sont convoqués en Assemblée Générale Extraordinaire le mercredi 3 décembre 2003 à 9 h 30 au siège social de la société, à Paris (17e) 11, rue de Tilsitt, et, à défaut de quorum, le jeudi 18 décembre 2003 à 10 heures à l'Empire, 41 avenue de Wagram 75017 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

— Rapport du Conseil d'Administration sur l'Offre Publique d'Échange initiée par la Société sur les actions de la société Transiciel et rapport spécial des Commissaires aux Comptes ;

— Autorisation de procéder à une augmentation de capital social par émission d'actions sans droit préférentiel de souscription attribuées aux porteurs d'actions de la société Transiciel ayant apporté leurs titres à l'Offre Publique d'Echange déposée par la Société ;

— Autorisation d'émission de bons d'attribution d'actions nouvelles attribués aux porteurs d'actions de la société Transiciel ayant apporté leurs titres à la deuxième branche de l'alternative de l'Offre Publique d'Echange de la Société ;

— Délégation de pouvoirs pour les formalités.

Les actionnaires qui désireraient assister à cette Assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette Assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette Assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'Assemblée, aux guichets des établissements co-domiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'Assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège social de la Société ou à Euro Emetteurs Finance, Assemblées Générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation d'immobilisation de leurs actions.

Tout actionnaire ayant transmis sa formule de procuration ou son formulaire de vote par correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15 h (heure de Paris) la veille de l'Assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'Assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Liste des établissements co-domiciles :

— Crédit Lyonnais

— Lazard Frères Banque

— BNP Paribas
— CDC IXIS
— Crédit Agricole Investor Services Corporate Trust
— Natexis Banques Populaires
— Société Générale

Conformément à la loi, tous les documents qui doivent être communiqués à l'Assemblée Générale seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au *Bulletin des Annonces légales obligatoires* du 27 octobre 2003 page 21671 et 21672.

Le conseil d'administration.

55161

CONSERVATEUR UNISIC

Société d'investissement à capital variable.
Siège social : 32, rue Beaujon, 75008 Paris.
342 788 734 R.C.S. Paris.

Avis de réunion valant avis de convocation

MM. les actionnaires de la société Conservateur Unisic sont convoqués en assemblée générale mixte le mercredi 17 décembre 2003 à 9 heures, au siège des Assurances Mutuelles « Le Conservateur », 59, rue de la Faisanderie à Paris (16e) à l'effet de délibérer sur l'ordre du jour suivant :

— Rapport du conseil d'administration sur l'activité de la société pendant l'exercice clos le 30 septembre 2003 ;
— Rapport du commissaire aux comptes sur les comptes et le bilan de cet exercice ;
— Rapport spécial du commissaire aux comptes sur les conventions visées à l'article L. 225-38 du Code de commerce ;
— Approbation desdits comptes, bilan et conventions ;
— Affectation des résultats ;
— Ratification de la cooptation d'un administrateur ;
— Création de deux catégories d'actions : actions C de capitalisation et actions D de distribution (actions présentant les mêmes caractéristiques que les actions actuelles) ;
— Modification des articles 6, 7, 8, 9, 12, 27, 29 des statuts ;
— Mise en conformité des statuts avec la loi de sécurité financière - modification de l'article 16 ;
— Pouvoirs.

Les projets de résolutions ci-dessous seront soumis au vote de l'assemblée :

Résolutions ordinaires

Première résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, après avoir entendu la lecture des rapports du conseil d'administration et du commissaire aux comptes, approuve les comptes et le bilan de l'exercice clos le 30 septembre 2003.

Deuxième résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, après avoir entendu la lecture du rapport spécial du commissaire aux comptes sur les opérations visées à l'article L. 225-38 du Code de commerce, approuve les conclusions dudit rapport.

Troisième résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, constatant que les sommes distribuâmes de l'exercice clos le 30 septembre 2003 s'élèvent à 4 255 999,73 € décide, conformément aux dispositions de l'article 27 des statuts, les affectations et répartitions suivantes :

Aux actionnaires à titre de dividende	4 251 095,39 €
En report à nouveau de l'exercice	4 904,34 €

Chaque action recevra ainsi un dividende net de 3,55 €. La date de mise en paiement du dividende est fixée au 24 décembre 2003. Le dividende sera payable pour toutes les actions existantes à cette date. Le crédit d'impôt correspondant sera déterminé le jour du détachement du coupon, soit le 24 décembre 2003, conformément aux dispositions de l'Instruction du 4 mars 1993 de la Direction générale des impôts.

Ce coupon sera ventilé comme suit (net en euros) :

Revenus d'obligations françaises (***)	1,98
Actions françaises (**)	1,57
Total	3,55

(**) Les revenus d'actions françaises bénéficient de l'abattement prévu par la loi.

(***) Pour les contribuables domiciliés en France, les revenus de l'espèce peuvent être soumis sur option au prélèvement forfaitaire libératoire de l'impôt sur le revenu.

L'assemblée générale prend acte de la déclaration du conseil d'administration suivant laquelle les dividendes distribués au titre des exercices précédents ont été les suivants :

Exercice	Dividende net	Crédit d'impôt	Revenu global
1997/1998	4,12	0,57	4,69
1998/1999	4,41	0,61	5,02
1999/2000	5,02	0,67	5,69
2000/2001	5,26	0,72	5,98
2001/2002	4,52	0,54	5,06
2002/2003	3,55	(*)	

(*) Connu le jour du détachement.

Quatrième résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées générales ordinaires, ratifie la cooptation effectuée à titre provisoire par le conseil d'administration dans sa séance du 28 octobre 2003, de M. Jacques Cadenat, en qualité d'administrateur.

Résolutions extraordinaires

Cinquième résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées générales extraordinaires, connaissance prise du rapport du conseil d'administration, décide que le capital de la société sera, à compter du 19 janvier 2004 (date d'effet) représenté par des actions de capitalisation (actions C) et des actions de distribution (actions D).

Les actionnaires disposeront d'un délai de 30 jours commençant le 18 décembre 2003 et expirant le 17 janvier 2004 en vue d'opter s'ils le souhaitent pour l'échange de leurs actions contre un nombre identique d'actions C.

Les actionnaires qui n'auront pas opté pour l'échange de leurs actions à cette date seront titulaires d'actions D.

Les personnes qui souscriront des actions de la société entre la date de la présente assemblée et la date d'effet pourront opter, lors de la souscription, pour l'attribution d'actions C.A défaut d'option, il leur sera attribué, le jour de la date d'effet, des actions D. Pour les actionnaires qui auront opté pour l'échange, celui-ci s'effectuera à la date d'effet, par transformation de leurs actions, en un nombre identique d'actions C.

L'assemblée générale donne tous pouvoirs au conseil d'administration ou à son directeur général à l'effet de prendre toutes mesures nécessaires à la réalisation définitive de la présente décision.

Sixième résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées générales extraordinaires, décide en conséquence de l'adoption de la résolution qui précède, de modifier comme suit les statuts de la société, modification qui entrera en vigueur le 19 janvier 2004.

Article 6 - Capital social :

Le capital initial s'élève à la somme de 46 037 370,71 € divisé en 782 751 actions de 58,81 € entièrement libérées.

Les actions représentant le capital social de la société peuvent être des actions de capitalisation (actions C) ou des actions de distribution (actions D).

Les actions de distribution donnent droit au versement des dividendes selon les modalités prévues à l'article 27 ci-après.

Toute mise en paiement de dividendes se traduira par une augmentation du rapport entre la valeur liquidative des actions de capitalisation et celle des actions de distribution ; ce rapport, dénommé « parité » dans les présents statuts est calculé selon la formule suivante :

— Premier cas : Echange d'actions C contre des actions D :

$$N_D = \frac{N_C \times VL_C}{VL_D}$$

— Deuxième cas : Echange d'actions D contre des actions C :

$$N_C = \frac{N_D \times VL_D}{VL_C}$$

N_C : nombre d'actions C sur lequel porte l'échange.
N_D : nombre d'actions D sur lequel porte l'échange.
VL_C : Valeur liquidative C calculée suivant les cours du jour précédent.
VL_D : Valeur liquidative D calculée suivant les cours du jour précédent.

File No. 82-5065

Exhibit 7

Notice of November 14, 2003 in a Legal Newspaper regarding the same as above

CONVOCATIONS AUX ASSEMBLÉES

ı27963 - Petites-Affiches

BOURSICAV

Société d'investissement
à capital variable
Siège social :
5, avenue Kléber
75116 PARIS
ı00 085 445 R.C.S. Paris

. Avis de réunion
ılant avis de convocation

et MM. les actionnaires sont
ȝs en Assemblée Générale Ordi-
mardi 16 décembre 2003, à 8
), dans les locaux de BNP PARI-
et Management, 5 avenue Klé-
16 PARIS, salle 2B, à l'effet de
sur l'ordre du jour et les résolu-
ıantes :

ORDRE DU JOUR

ıports de gestion du Conseil
ıtration et du Commissaire aux
sur les comptes de l'exercice
ı août 2003,

ctation et répartition du résul-

ıport spécial du Commissaire
ptes sur les conventions visées
L. 225-38 et suivants du Code
ıerce,

ıvoirs pour l'accomplissement
ılités.

OJET DE RESOLUTIONS

Première résolution

ıblée Générale, après avoir
ı lecture du rapport de gestion
ıil d'Administration et du rap-
ıéral du Commissaire aux
approuve le compte de résul-
que le bilan de l'exercice clos
2003.

ıblée générale constate que le
ıcial, de 116.091.472,02 Euros
ı82.318 actions le 29 août 2003,
73.373.001,91 *Euros divisé en*
ıtions le 30 août 2002.

Deuxième résolution

blée Générale approuve l'af-
et la répartition du résultat
elles sont proposées par le
Administration et arrête à :

21.313.758 le montant des
istribuables,

21.313.758 *le montant* des
inscrire au capital.

ıément aux statuts, les som-
ibuables sont intégralement
ı. En conséquence, aucun
ne sera mis en paiement au
xercice.

ppel, le montant des divi-
ı en paiement au titre des trois
ıercices lorsque la Sicav était
ıe et/ou distribuante, a été
ıent :

l'exercice 1999/2000 : EUR
ı,51) majoré d'un crédit d'im-
ı 0,54 (FRF 3,54) soit au total
FRF 13,05) ;

l'exercice 2000/2001 : EUR
ı,20) *majoré d'un crédit d'im-*
ı 0,61 (FRF 4,00) soit au total
ıRF 12,20) ;

l'exercice 2001/2002 : EUR
ı,64) *majoré d'un crédit d'im-*
ı 0,43 (FRF 2,82) soit au total
ıRF 8,46).

roisième résolution

lée Générale prend acte du
cial établi par le Commissaire
ıs en exécution des articles
t L. 225-40 et suivants du
ımmerce publié le 22 septem-
en approuve les conclusions.

ıatrième résolution

lée Générale donne tous
porteur d'une copie ou d'un
présentes pour faire tous
dépôts et publications prescrits par la loi.

Les demandes d'inscription de projets de résolutions aux ordres du jour par les actionnaires remplissant les conditions prévues par l'article 128 du décret du 23 mars 1967, doivent, conformément aux dispositions légales, être envoyées au siège social, par lettre recommandée avec demande d'avis de réception, dans un délai de dix jours à compter de la publication du présent avis.

L'Assemblée Générale se compose de tous les actionnaires quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s'il n'est lui-même actionnaire, ou conjoint de l'actionnaire représenté.

Pour avoir le droit d'assister, de voter *par correspondance ou de se faire représenter à l'Assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte chez la société cinq jours au moins avant la date fixée pour la* réunion. Ils n'ont aucune formalité de *dépôt à remplir et seront admis sur* simple justificatif de leur identité.

Les propriétaires d'actions au porteur doivent cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez *lequel leurs titres sont inscrits* en compte, une attestation constatant l'in*disponibilité de ceux-ci jusqu'à la date* de l'assemblée.

Ils pourront solliciter également de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que le formulaire devront être adressés par les intermédiaires à BNP PARIBAS Securities Services, GIS Emetteurs, Assemblées, 75450 Paris Cedex 09.

Les votes *par correspondance* ne seront pris en compte que pour les *formulaires dûment remplis, parvenus à* la banque sus-désignée ou à la société trois jours *au moins avant la réunion de* l'assemblée générale.

Le bilan, le compte de résultats et la composition des actifs de la société au 29 août 2003 (lesquels ont été déposés au greffe du Tribunal de Nanterre) seront *tenus à la disposition des actionnaires* au siège de la société ou leur seront *adressés sans frais, sur demande de leur* part.

Le présent avis vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour, par suite d'éventuelles demandes d'inscription de projets de résolutions présentées par les actionnaires.

Le Conseil d'Administration.

177740 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.003.501.960 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

AVIS DE CONVOCATION

Mesdames et Messieurs les actionnaires de CAP GEMINI sont convoqués en Assemblée Générale Extraordinaire le mercredi 3 décembre 2003 à 9 heures 30 au siège social de la Société, à Paris (17e), 11, rue de Tilsitt, et, à défaut de quorum, le jeudi 18 décembre 2003 à 10 heures à l'Empire, 41, avenue de Wagram, 75017 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

ORDRE DU JOUR

— Rapport du Conseil d'Administration sur l'Offre Publique d'Echange initiée par la Société sur les actions de la société Transiciel et rapport spécial des Commissaires aux Comptes ;

— Autorisation de procéder à une augmentation de capital social *par émission d'actions sans droit préférentiel de* souscription attribuées aux porteurs d'actions de la société Transiciel ayant apporté leurs titres à l'Offre Publique d'Echange déposée par la Société ;

— Autorisation d'émission de bons d'attribution d'actions nouvelles attri*bués aux porteurs d'actions de la société* Transiciel ayant apporté leurs titres à la *deuxième branche de l'alternative de* l'Offre Publique d'Echange de la Société ;

— Délégation de pouvoirs pour les formalités.

Les actionnaires qui désireraient assister à cette Assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette Assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq *jours avant la date de cette Assemblée,* le certificat d'immobilisation établi par *l'intermédiaire bancaire ou financier qui* gère leur compte titres, constatant l'in*disponibilité de leurs actions jusqu'à la* date de l'Assemblée, aux guichets des *établissements codomiciles mentionnés* ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes seront adressées à tous les *actionnaires inscrits au nominatif.*

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements codomiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'Assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège social de la Société ou à Euro Emetteurs Finance, Assemblées Générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur *devront joindre au formulaire* l'attestation d'immobilisation de leurs actions.

Tout actionnaire ayant transmis sa formule de procuration ou son formulaire de vote par correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15 h (heure de Paris) la veille de l'Assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'Assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Liste des établissements codomiciles :

— Crédit Lyonnais.

— Lazard Frères Banque.

— BNP Paribas.

— CDC IXIS.

— Crédit Agricole Investor Services Corporate Trust.

— Natexis Banques Populaires.

— Société Générale.

Conformément à la loi, tous les documents qui doivent être communiqués à l'Assemblée Générale seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au **Bulletin des Annonces Légales Obligatoires** du 27 octobre 2003, pages 21671 et 21672.

Le Conseil d'Administration.

328699 - Petites-Affiches

OPERA TRESORERIE

Société d'investissement
à capital variable
au capital initial de 8.171.267 €
Siège social :
39, avenue Franklin-Roosevelt
75008 PARIS
383 145 422 R.C.S. Paris

AVIS DE REUNION
VALANT CONVOCATION

Les actionnaires sont avisés que l'as*semblée générale ordinaire annuelle doit* être réunie le 17 décembre 2003 à 10 *heures au siège social de la société avec* l'ordre du jour suivant :

— lecture du rapport du conseil sur la marche de la société et présentation des comptes de l'exercice,

— lecture du rapport du commissaire aux comptes sur l'exécution de sa mission et sur les conventions visées à l'article L. 225-38 du nouveau code de commerce,

— approbation des comptes et des *opérations de l'exercice et quitus à donner aux administrateurs,*

— affectation du résultat.

En vue de délibérer sur les résolutions ci-après :

Première résolution

L'assemblée générale, après avoir pris connaissance du rapport spécial du commissaire aux comptes sur les conventions visées à l'article L. 225-38 du nouveau code de commerce, approuve lesdites conventions.

Deuxième résolution

L'assemblée générale, après avoir entendu lecture des rapports du conseil d'administration et du commissaire aux comptes, approuve sans réserve les comptes de l'exercice clos le 30 septembre 2003 tels qu'ils sont présentés et les opérations traduites dans ces comptes et résumées dans ces rapports. En conséquence, l'assemblée donne quitus entier et sans réserve aux administrateurs de l'exécution de leur mandat durant l'exercice clos le 30 septembre 2003.

Troisième résolution

La société ayant le statut de " SICAV de capitalisation " l'assemblée générale décide de capitaliser la totalité du résultat de l'exercice soit 906.360,09 €.

Quatrième résolution

Tous pouvoirs sont donnés au porteur d'une copie ou d'un extrait des présentes à l'effet d'accomplir toute formalité prévue par la loi.

En application des articles 128 et 160 *du décret n° 67-236 du 23 mars 1967,* des actionnaires, représentant au moins *0,5 % du capital social pourront, dans le* délai de 10 jours à compter de la *présente insertion, requérir l'inscription* à l'ordre du jour de cette assemblée de *projets de résolution.*

Le bilan, le compte de résultat et la composition des actifs de la SICAV ont été déposés au greffe du tribunal de commerce de Paris.

Ces documents sont tenus au siège de la société et seront envoyés gratuitement à tout actionnaire qui en fera la demande.

Les formulaires de procuration et de vote par correspondance seront tenus à la disposition des actionnaires qui en feront la demande par lettre recommandée avec demande d'avis de réception au siège de la société.

Le Conseil d'Administration.

File No. 82-5065

Exhibit 8

BALO Second Notice of December 8, 2003, giving Notice and Agenda of the Extraordinary Shareholders' Meeting, of December 18, 2003

mandée avec accusé de réception reçue au siège social ou au service des assemblées de la société, au plus tard six jours avant date de la réunion. Pour être pris en compte, ce formulaire, complété et signé, devra être parvenu au siège social trois jours au moins avant la date de l'assemblée. Les propriétaires d'actions au porteur devront joindre au formulaire une attestation d'immobilisation, comme dit ci-dessus.

L'actionnaire ayant voté par correspondance n'aura plus la possibilité de participer directement à l'assemblée ou de s'y faire représenter.

Le conseil d'administration.

56718

CAP GEMINI

Société anonyme au capital de 1 003 501 960 €.
Siège social à Paris (17e), 11, rue de Tilsitt.
330 703 844 R.C.S. Paris.

Avis de deuxième convocation

L'assemblée générale extraordinaire convoquée pour le mercredi 3 décembre 2003 à 9 h 30 au siège social de la société, à Paris (17e), 11, rue de Tilsitt, n'ayant pu valablement délibérer faute de quorum. Mmes et MM. les actionnaires de Cap Gemini sont convoqués à nouveau en assemblée générale extraordinaire pour le jeudi 18 décembre 2003 à 10 heures à l'Empire, 41, avenue de Wagram, 75017 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

— Rapport du conseil d'administration sur l'offre publique d'échange initiée par la société sur les actions de la société Transiciel et rapport spécial des commissaires aux comptes ;
— Autorisation de procéder à une augmentation de capital social par émission d'actions sans droit préférentiel de souscription attribuées aux porteurs d'actions de la société Transiciel ayant apporté leurs titres à l'offre publique d'échange déposée par la société ;
— Autorisation d'émission de bons d'attribution d'actions nouvelles attribués aux porteurs d'actions de la société Transiciel ayant apporté leurs titres à la deuxième branche de l'alternative de l'offre publique d'échange de la société ;
— Délégation de pouvoirs pour les formalités.

Les actionnaires qui désireraient assister à cette assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'assemblée, aux guichets des établissements co-domiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes ont été adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'assemblée au siège social de la société ou à Euro Emetteurs Finance, assemblées générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, cinq jours au moins avant ladite date aux autres établissements. Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation d'immobilisation de leurs actions.

Tout actionnaire ayant transmis sa formule de procuration ou son formulaire de vote par correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15 heures (heure de Paris) la veille de l'assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Les formulaires de vote par correspondance ou par procuration adressés pour l'assemblée générale extraordinaire du 3 décembre 2003 demeurent valables pour la présente assemblée du 18 décembre 2003.

Liste des établissements co-domiciles :
— Crédit lyonnais ;
— Lazard Frères Banque ;
— BNP Paribas ;
— CDC Ixis ;
— Crédit Agricole Investor Services Corporate Trust ;
— Natexis Banques populaires ;
— Société générale.

Conformément à la loi, tous les documents qui doivent être communiqués à l'assemblée générale ont été et resteront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au *Bulletin des Annonces légales obligatoires* du 27 octobre 2003 page 21671 et 21672.

Le conseil d'administration.

56649

CLAM OBLI 7-10

Société d'investissements à capital variable (Sicav).
Siège social : 168, rue de Rivoli, 75001 Paris.
314 151 150 R.C.S. Paris.

Avis de réunion valant avis de convocation

Mmes, MM. les actionnaires de la société Clam Obli 7-10 sont convoqués en assemblée générale ordinaire qui se déroulera le 23 janvier 2004 à 10 h 30, dans les locaux de Crédit Lyonnais Asset Management, 168, rue de Rivoli, 75001 Paris avec l'ordre du jour suivant :
— Rapport du conseil d'administration et du commissaire aux comptes sur l'exercice 2003 ;
— Approbation des comptes 2003 ;
— Affectation des résultats et fixation du dividende ;
— Rapport spécial du commissaire aux comptes ;
— Ratification de la cooptation d'un administrateur : Mme Yasmine Ravai-Mans ;
— Pouvoirs à donner ;
— Questions diverses.

Les résolutions ci-après seront soumises à l'assemblée :

Première résolution. — L'assemblée générale, après avoir entendu la lecture des rapports du conseil d'administration et du commissaire aux comptes, approuve les comptes de l'exercice 2002-2003 tels qu'ils ont été présentés et détaillés.

Deuxième résolution. — L'assemblée générale constate que l'exercice clos le 30 septembre 2003 se traduit par un résultat de 12 072 211,17 € qui sera intégralement capitalisé conformément à l'article 30 des statuts et en approuve l'affectation.

Conformément aux dispositions légales, il est rappelé qu'au titre des trois derniers exercices :
— Le résultat relatif aux exercices 1999-2000, 2000-2001 et 2001-2002 a été capitalisé.

Troisième résolution. — L'assemblée générale après avoir pris connaissance du rapport spécial du commissaire aux comptes sur les conventions visées à l'article L. 225-38 du Code de commerce approuve ledit rapport spécial.

Quatrième résolution. — L'assemblée générale ratifie la décision du conseil d'administration du 27 juin 2003, nommant à titre provisoire Mme Ravai-Mans, administrateur de la société. Le mandat de Mme Ravai-Mans prendra fin lors de assemblée appelée à se prononcer sur les comptes de l'exercice 2005/2006.

Cinquième résolution. — L'assemblée générale confère tous pouvoirs au porteur d'une copie ou d'un extrait des différents documents soumis à la présente assemblée, et du procès-verbal de celle-ci, pour l'accomplissement des formalités prévues par la loi.

Les comptes annuels, l'annexe et la composition des actifs ont été déposés au greffe du Tribunal de commerce de Paris.

Ces documents, de même que tous ceux prévus par la réglementation en vigueur, sont tenus à la disposition des actionnaires au siège de la société et seront adressés gratuitement aux actionnaires nominatifs ainsi qu'à tous ceux qui en feront la demande.

En application du décret n° 67-236 du 23 mars 1967, les actionnaires pourront, dans le délai de 10 jours à compter de la présente insertion, demander l'inscription à l'ordre du jour de l'assemblée de projets de résolu-

File No. 82-5065

Exhibit 9

Second Notice of December 8, 2003 in a Legal Newspaper regarding the same as above

178364 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.003.501.960 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

'IS DE DEUXIEME CONVOCATION

'assemblée Générale Extraordinaire oquée pour le mercredi 3 décembre à 9 h 30 au siège social de la été à Paris (17e), 11, rue de Tilsitt, ınt pu valablement délibérer faute uorum, Mesdames et Messieurs les nnaires de Cap Gemini sont convo-à nouveau en Assemblée Générale ordinaire pour le jeudi 18 décembre à 10 h à l'Empire, 41, avenue de am, 75017 Paris, à l'effet de déli-sur l'ordre du jour suivant :

ORDRE DU JOUR

Rapport du Conseil d'Administra-sur l'Offre Publique d'Echange ini-ar la Société sur les actions de la té Transiciel et rapport spécial des nissaires aux Comptes ;

Autorisation de procéder à une entation de capital social par émis-d'actions sans droit préférentiel de ription attribuées aux porteurs ons de la société Transiciel ayant té leurs titres à l'Offre Publique ange déposée par la Société ;

Autorisation d'émission de bons bution d'actions nouvelles attri-aux porteurs d'actions de la société ciel ayant apporté leurs titres à la me branche de l'alternative de Publique d'Echange de la é ;

Délégation de pouvoirs pour les ités.

actionnaires qui désireraient assis-cette Assemblée voudront bien en a demande par écrit à l'un des sements désignés ci-dessous. Une d'admission leur sera adressée ment à la suite de cette demande.

assister, se faire représenter ou ar correspondance à cette Assem-s actionnaires propriétaires d'ac-nominatives devront avoir leurs nscrits en compte cinq jours au avant la date de cette Assemblée.

propriétaires d'actions au porteur avoir déposé au plus tard cinq vant la date de cette Assemblée, ficat d'immobilisation établi par édiaire bancaire ou financier qui ur compte titres, constatant l'in-bilité de leurs actions jusqu'à la l'Assemblée, aux guichets des ements co-domiciles mentionnés .

actionnaire peut voter par corres-ce.

formule unique de vote par ondance ou par procuration et exes ont été adressées à tous les aires inscrits au nominatif.

itulaires d'actions au porteur voter par correspondance ou procuration peuvent se procurer u siège social de la Société ou lissements co-domiciles ci-après iés ledit formulaire et ses ; la demande doit être formulée et parvenir six jours au moins date de l'Assemblée.

tes par correspondance ou par on ne seront pris en compte dition de parvenir trois jours au 'ant la date de l'Assemblée au cial de la Société ou à Euro s Finance, Assemblées Géné-, boulevard des Batignolles, ris Cedex 17, cinq jours au ant ladite date aux autres éta-its.

opriétaires d'actions au porteur oindre au formulaire l'attesta-mobilisation de leurs actions.

tionnaire ayant transmis sa for-procuration ou son formulaire ar correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15 h (heure de Paris) la veille de l'Assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'Assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Les formulaires de vote par correspondance ou par procuration adressés pour l'Assemblée Générale Extraordinaire du 3 décembre 2003 demeurent valables pour la présente Assemblée du 18 décembre 2003.

Liste des établissements co-domiciles :

— Crédit Lyonnais,

— Lazard Frères Banque,

— BNP Paribas,

— CDC IXIS,

— Crédit Agricole Investor Services Corporate Trust,

— Natexis Banques Populaires,

— Société Générale.

Conformément à la loi, tous les documents qui doivent être communiqués à l'Assemblée Générale ont été et resteront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au **Bulletin des Annonces Légales Obligatoires** du 27 octobre 2003, pages 21671 et 21672.

Le Conseil d'Administration.

160270 - La Loi

UNION INVIVO

Union de coopératives agricoles
Siège social :
83, avenue de la Grande-Armée
75016 PARIS
R.C.S. Paris 775 690 191

ASSEMBLEE GENERALE ORDINAIRE
CONVOCATION

En application des dispositions statutaires, les associés coopérateurs et les associés non-coopérateurs adhérents à UNION INVIVO sont convoqués à l'Assemblée Générale Ordinaire qui se tiendra le Vendredi 16 janvier 2004 à 8 heures 30 - PALAIS DES CONGRES - 2, place de la Porte-Maillot, 75017 PARIS (métro : porte Maillot).

ORDRE DU JOUR

— Rapport de Gestion du Conseil d'Administration.

— Rapport général des Commissaires aux comptes.

— Approbation des comptes clos au 30 juin 2003.

— Quitus aux Administrateurs.

— Constatation de la variation du capital souscrit.

— Affectation du résultat.

— Approbation du rapport spécial des Commissaires aux comptes.

— Fixation de l'allocation globale pour indemnités aux Administrateurs.

— Election au Conseil d'Administration.

Il est rappelé, en application de l'article 30 des statuts, que les sociétaires ont la faculté, à partir du 15ème jour précédant la date de l'Assemblée Générale, de prendre connaissance, au siège social, des comptes annuels et des comptes consolidés, des rapports de gestion de l'Union et du Groupe, du texte des résolutions, des rapports des Commissaires aux comptes sur les comptes annuels et consolidés.

Le Président,
M. FOSSEPREZ.

OPPOSITIONS

VENTES DE FONDS

332386 - Petites-Affiches

Aux termes d'un acte SSP en date à PARIS du 27 novembre 2003, enregistré à la Recette des Impôts de PARIS (5) - JARDIN DES PLANTES le 4 décembre 2003, Bord. 2003/437, Case 3, Ext. 919.

La Société " LE VICTORIA " SARL au capital de 7.622,45 € dont le siège social est à PARIS (5ème) - 11, rue Monge, immatriculée au R.C.S. de PARIS sous le numéro B 337 782 312, représentée par sa gérante Mlle Paulette DELPUECH.

A Cédé à :

La Société " SARL POLA " SARL au capital de 7.622,45 € dont le siège social est 92340 BOURG-LA-REINE - 97, avenue du Général-Leclerc, immatriculée au Registre du Commerce et des Sociétés de NANTERRE sous le numéro B 387 719 651, représentée par ses cogérants Monsieur Richard PIVERT et Mlle Nathalie LAROUSSE,

le fonds de commerce à usage **Café, Brasserie** connu sous l'enseigne " LE SAINT TROPEZ " auquel est attachée l'exploitation d'une licence de IV catégorie, exploité à PARIS (5ème) - 11, rue Monge à l'angle de la rue Saint-Victor. L'acheteur sera propriétaire du fonds de commerce vendu à compter du 27 novembre 2003. Il a la jouissance au 15 décembre 2003, par la prise de possession réelle et effective.

Cette acquisition a eu lieu moyennant le prix principal de TROIS CENT TRENTE-CINQ MILLE EUROS (335.000 €) s'appliquant :

Aux éléments incorporels pour .... 330.000 €

Aux éléments corporels pour .... 5.000 €

Les oppositions, s'il y a lieu, seront reçues dans les 10 jours de la dernière date des publications légales, pour la réception et le règlement des oppositions au Cabinet CHAINTRIER & ASSOCIES, Avocat à la Cour, 75006 PARIS - 7, rue Chaillot.

332283 - Petites-Affiches

Suivant acte sous seing privé en date du 4 décembre 2003, enregistré à la Recette des Impôts de Paris 9ème, Chaussée-d'Antin, le 5 décembre 2003, bord. 2003/934, case 11, la SARL SMAK, au capital de 7.622,45 euros, dont le siège social est 46, rue La Fayette, 75009 PARIS, R.C.S. PARIS B 402 219 679, a vendu un fonds de commerce de **sandwichs, restauration rapide**, constituant son établissement secondaire inscrit au R.C.S. de PARIS sous le numéro 1995 B 12.058, sis et exploité à 75009 PARIS, 1, rue de Maubeuge, à la SARL INYA, en formation, au capital de 7.500 euros, 1, Rue de Maubeuge, 75009 Paris, moyennant le prix de 26.000 euros, s'appliquant pour 16.000 euros aux éléments incorporels et 10.000 euros aux éléments corporels.

La date de transfert de propriété a eu lieu au 8 décembre 2003.

Les oppositions seront reçues au Séquestre Juridique de l'Ordre des Avocats pour la correspondance où il a été fait, à cette fin, élection de domicile, 11, Place Dauphine, 75001 PARIS, et pour la validité à l'adresse de l'exploitation du fonds vendu. Elles devront être faites au plus tard dans les dix jours qui suivront la dernière en date des publications légales prévues.

Pour insertion.

332486 - Petites-Affiches

Suivant acte sous seing privé en date à PARIS du 4 décembre 2003, enregistré le 5 décembre 2003 à la Recette Principale (9ème), Chaussée d'Antin, Bordereau n° 2003/934, Case n° 30, la société SARL ELY, établie 31, rue de Maubeuge, 75009 PARIS, immatriculée au R.C.S. de PARIS sous le n° B 712 006 139, a cédé à la société SARL ALD en voie de formation, établie 31, rue de Maubeuge, 75009 PARIS, en cours d'immatriculation au R.C.S. de PARIS, un fonds de commerce de " **Prêt-à-porter pour Hommes, Femmes et Enfants, Tricots, Bonneterie, Lingerie, Maroquinerie, Bijoux fantaisie** ", exploité à l'enseigne ELYSA, 31, rue de Maubeuge, 75009 PARIS, moyennant le prix de 40.112 Euros.

La date d'entrée en jouissance a été fixée au 1er décembre 2003.

Les oppositions seront reçues chez la société SARL ALD, 31, rue de Maubeuge, 75009 PARIS où il est fait, à cette fin, élection de domicile. Elles devront être faites au plus tard dans les dix jours qui suivront la dernière des publications prévues par la loi.

Pour insertion,
SARL ALD.

332462 - Petites-Affiches

Suivant acte sous seing privé en date à PARIS du 27 novembre 2003, enregistré à la RECETTE PRINCIPALE DES TERNES, PARIS (17e), le 5 décembre 2003, bordereau n° 2003/767, case n° 11, la S.A.R.L " HAPPYS DAYS ", 88, avenue des Ternes, 75017 PARIS, R.C.S. Paris B 351 402 094, ont cédé à " KRMS ", SARL au capital de 40.000 euros, en cours d'immatriculation au R.C.S. de PARIS, siège 7 et 9, rue Waldeck-Rousseau, 75017 PARIS, représenté par son gérant, Monsieur SULTAN Michel, un fonds de commerce de **restauration, brasserie** connu sous l'enseigne " LE PAVILLON MAILLOT ", exploité aux 7 et 9, rue Waldeck-Rousseau, 75017 PARIS, moyennant le prix de 228.674 Euros, entrée en jouissance le 28 novembre 2003. S'il y a lieu, les oppositions seront reçues dans les dix jours en date de la dernière publication légale, chez Maître Gilda LICATA, séquestre, 51, avenue Raymond-Poincaré, 75116 PARIS, et au fonds vendu où il est fait élection de domicile.

Pour insertion.

LOCATIONS - GÉRANCES

332137 - Petites-Affiches

Suivant acte S.S.P. en date à Paris du 27 novembre 2003, la société LE VICTORIA, SARL au capital de 7.622,45 € dont le siège social est à PARIS (75005) - 11, rue Monge (337 782 312 R.C.S. PARIS), et Monsieur Richard PIVERT, demeurant à HERBLAY (95200) - 16, rue de la Tournade, ont résilié purement et simplement le contrat de location-gérance consenti par la première au second pour l'exploitation d'un fonds de commerce de **Café, Brasserie** connu sous l'enseigne " LE SAINT TROPEZ ", sis et exploité 11, rue Monge - 75005 PARIS, et ce à compter du 15 décembre 2003.

Pour avis.

10

File No. 82-5065

Exhibit 10

Ordinary and Extraordinary Shareholders' Meeting of Cap Gemini of April 29, 2004

- Notice of Meeting
- Agenda
- Summary of the draft resolutions presented by the board of Directors
- Text of the draft resolutions presented by the Board of Directors
- 2003 business review
- Five-year financial summary

CAP GEMINI
ERNST & YOUNG

Cap Gemini

Ordinary and Extraordinary Shareholders' Meeting

April 29, 2004 *

- Notice of meeting
- Agenda
- Summary of the proposed resolutions presented by the Board of Directors
- Proposed resolutions presented by the Board of Directors
- 2003 business review
- Five-year financial summary

* The Meeting has been called on Thursday, April 15, 2004 at the Company's head office. If, as is probable, the quorum is not met on first call, the Meeting will be called again on Thursday, April 29, 2004, in accordance with the provisions of the law.

CAP GEMINI

"Société Anonyme" with capital of € 1,049,016,392
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

Paris, March 26, 2004

NOTICE OF MEETING

The shareholders of Cap Gemini are invited to attend the Ordinary and Extraordinary Shareholders' Meeting called for the first time on Thursday, April 15, 2004 at 9:30 a.m. at the Company's headquarters and for the second time (*) on:

Thursday, April 29, 2004 at 10:00 a.m.
at l'Empire, 41, avenue de Wagram, 75017 Paris

The agenda of the Meeting will be as follows:

AGENDA

ORDINARY SHAREHOLDERS' MEETING

- Report of the Board of Directors, presentation of the financial statements of the Company and the Group for the year ended December 31, 2003;
- Reports of the Statutory Auditors on the financial statements and the agreements governed by article L.225-38 of the Commercial Code;
- Examination and approval of the 2003 financial statements;
- Appropriation of net income;
- Authorization and powers to be given to the Board of Directors to buy back the Company's shares;
- Ratification of the appointment of one Director.

(*) If, as is probable, the quorum is not met on first call, the Meeting will be called again on Thursday, April 29, 2004.

EXTRAORDINARY SHAREHOLDERS' MEETING

- Authorization and powers to be given to the Board of Directors to cancel the shares bought back by the Company;

- Authorization and powers to be given to the Board of Directors to increase the Company's capital to a maximum of €1.5 billion, through one or several issues of shares, with pre-emptive subscription rights for existing shareholders in the case of a share issue paid up in cash;

- Authorization and powers to be given to the Board of Directors to issue shares for cash, without pre-emptive subscription rights for existing shareholders, within the € 1.5 billion ceiling referred to above;

- Authorization and powers to be given to the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Cap Gemini Ernst & Young employees participating in a Company Savings Plan (PEE) to be set up at that time, for a maximum of € 28 million;

- Authorization and powers to be given to the Board of Directors to issue equity warrants exercisable for shares with a maximum aggregate par value of € 400 million, with or without pre-emptive rights for existing shareholders to subscribe for the equity warrants;

- Authorization and powers to be given to the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for shares (hybrid securities) with a maximum aggregate par value of € 400 million, with or without pre-emptive rights for existing shareholders to subscribe for the hybrid securities;

- Authorization and powers to be given to the Board of Directors to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares as payment for shares tendered to any public exchange offer made by the Company;

- General ceiling on financial authorizations.

o 0 o

Shareholders who plan to attend the meeting in person are invited to notify one of the banks mentioned below, in writing. In return, they will be sent an admittance card.

Holders of registered shares will be entitled to attend the meeting, be represented by proxy or cast a postal vote provided that their shares are registered in an account with the Company at least five days prior to the date of the meeting.
Holders of bearer shares will be required to obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account preventing their sale prior to the meeting. The certificate should be deposited, at least five days prior to the meeting, at the head office or a branch of either:

- Crédit Lyonnais
- Lazard Frères Banque
- BNP Paribas
- CDC IXIS
- Crédit Agricole Investor Services Corporate Trust
- Natexis Banques Populaires
- Société Générale

All shareholders are entitled to cast postal votes.
Combined postal voting forms/forms of proxy will be sent to all holders of registered shares.
Holders of bearer shares wishing to cast a postal vote or to be represented by proxy should request the applicable form from the head office of the Company or one of the above-mentioned banks. Such requests should be made in writing and should reach the Company or bank at least six days prior to the date of the meeting.

Postal or proxy votes will only be taken into account if received at least three days before the meeting at the Company's head office or at Euro Emetteurs Finance, Assemblées Générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, or at least five days before the meeting at one of the banks referred to above.
Holders of bearer shares should attach the above-mentioned certificate from their bank or broker to their returned postal voting forms/forms of proxy.

Shareholders who have lodged postal or proxy votes with the Company or requested an admission card may however subsequently sell all or some of their shares. In such a case, the shareholder concerned must inform the bank or broker holding their share account that any bearer shares sold are no longer held in a blocked account or that any registered shares sold are no longer recorded under their name. This notification must be received by 3 p.m. Paris time on the day before the meeting. Said notification must contain the necessary information for the Company to cancel the shareholder's attendance at the meeting or to amend the number of shares and voting rights held.

All documents to be presented at the Shareholders' Meeting in accordance with the law will be made available to shareholders at the Company's head office during the legally prescribed period.

The preliminary notice of meeting was published in the *Bulletin des Annonces Légales Obligatoires* on March 10, 2004.

The Board of Directors

SUMMARY OF THE PROPOSED RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS

RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First, second, third and fourth resolutions: Approval of the 2003 financial statements of the Company and the Group, appropriation of net income and approval of the regulated agreements referred to in the Statutory Auditors' special report, as required by law.

Fifth resolution: Authorization to buy back the Company's shares.

Sixth resolution: Ratification of the appointment of one Director.

RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

Seventh resolution: Authorization to cancel shares bought back by the Company.

Eighth to sixteenth resolutions: Authorization to the Board of Directors (i) to increase the Company's capital, with or without pre-emptive subscription rights for existing shareholders in the case of a share issue paid up in cash, (ii) to decide whether an employee share issue should take place by offering shares for subscription by Cap Gemini Ernst & Young employees participating in a Company Savings Plan (PEE) to be set up at that time, (iii) to issue equity warrants and hybrid securities, with or without pre-emptive rights for existing shareholders to subscribe for the equity warrants or hybrid securities, and (iv) to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares as payment for shares tendered to any public exchange offer made by the Company.

Seventeenth resolution: Powers to carry out formalities.

o0o

PROPOSED RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

I RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION
Approval of the 2003 financial statements

After hearing the following:
- the management report of the Board of Directors,
- the general report of the Statutory Auditors on their audit of the financial statements for the year ended December 31, 2003,

the General Shareholders' Meeting hereby approves the financial statements for the year ended December 31, 2003 as presented by the Board of Directors, which show a net loss of €41,681,723.70.

The General Shareholders' Meeting therefore gives discharge to the Board of Directors for its management during the year.

SECOND RESOLUTION
Approval of the 2003 consolidated financial statements

After hearing the following:
- the Group management report of the Board of Directors,
- the report of the Statutory Auditors on their audit of the consolidated financial statements,

the General Shareholders' Meeting hereby approves the consolidated financial statements for the year ended December 31, 2003 as presented by the Board of Directors.

THIRD RESOLUTION
Regulated agreements

After hearing the Statutory Auditors' special report on agreements governed by article L.225-38 of the French Commercial Code (*Code de Commerce*), the General Shareholders' Meeting approves the agreements mentioned therein.

FOURTH RESOLUTION
Results appropriation

The General Shareholders' Meeting approves the recommendations of the Board of Directors and resolves to record the net loss for the year of €41,681,723.70 as a deficit in retained earnings.

The General Shareholders' Meeting approves the recommendation of the Board of Directors not to pay a dividend for 2003.

Pursuant to article 243 bis of the French General Tax Code, the General Shareholders' Meeting notes that no dividend was paid for 2002, the 2001 dividends totaled €50,097,702.40, representing a dividend per share of €0.40 paid on 124,244,256 shares and that 2000 dividends totaled €149,166,652.80, representing a dividend per share of €1.20 paid on 124,305,544 shares.

FIFTH RESOLUTION

Authorization to buy back shares

The General Shareholders' Meeting, after hearing the report of the Board of Directors and reviewing the information memorandum approved by the *Autorité des Marchés Financiers*, authorizes the Board of Directors to buy back the Company's shares on the open market. This authorization is given for a period of eighteen months. The related powers may be delegated by the Board of Directors in accordance with the provisions of articles L.225-209 *et seq.* of the Commercial Code.

The purpose of this authorization is to allow the Company to:

- exchange, sell, transfer or remit shares in payment, in particular in connection with external growth transactions;

- remit shares on the exercise of the rights attached to securities convertible, redeemable, exchangeable or otherwise exercisable for Cap Gemini SA shares;

- cancel shares, subject to adoption of the seventh resolution of the Extraordinary Shareholders' Meeting to be held immediately after this Ordinary Shareholders' Meeting;

- optimize the management of the Company's financial position and assets and liabilities;

- buy and sell shares on the open market to take advantage of market situations;

- award shares to employees on the terms and by the methods provided for by law, including in connection with company savings plans or stock option plans;

- to stabilize the share price by trading against market trends.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments. The entire buyback program may be carried out by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in *Commission des Opérations de Bourse* regulation 90-04 (as amended).

The General Shareholders' Meeting resolves that the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2003, corresponding to 13,116,534 shares, and that the total funds invested in the share buybacks may not exceed €655,826,700.

The General Shareholders' Meeting sets the maximum purchase price of the shares at €50 per share and the minimum sale price at €20 per share. In the case of a bonus share issue paid up by capitalizing reserves, or a stock-split or reverse stock-split, the above prices per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

Full powers are given to the Board of Directors, including the power of delegation, to use this authorization and to:

- place any and all buy and sell orders and enter into any and all agreements for the keeping of a register of share purchases and sales or for any other relevant purposes;

- carry out any and all filing and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to each General Shareholders' Meeting on the transactions carried out during the year under this authorization.

The authorizations given to the Board of Directors in this resolution replace those given in the fifth resolution of the Ordinary Shareholders' Meeting of May 7, 2003.

SIXTH RESOLUTION
Ratification of the appointment of a Director

The General Shareholders' Meeting ratifies the appointment of Yann Delabrière as Director, which was made on a provisional basis by the Board of Directors at its meeting of February 25, 2004, and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

II RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

SEVENTH RESOLUTION
Authorization to cancel shares acquired under the buyback program

The General Shareholders' Meeting, after hearing the report of the Board of Directors and the Statutory Auditors' special report, authorizes the Board of Directors to:

- cancel - in accordance with article L.225-209 of the Commercial Code - on one or several occasions at its sole discretion, all or some of the Cap Gemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital, and to reduce the capital accordingly;

- charge the difference between the purchase price of the cancelled shares and their par value to additional paid-in capital or any distributable reserves.

This authorization, which is given for a period of five years from the date of this meeting, may be delegated by the Board of Directors.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities. These powers may also be delegated.

The authorization given to the Board of Directors in this resolution replaces those given in the twelfth resolution of the Extraordinary Shareholders' Meeting of May 7, 2003.

EIGHTH RESOLUTION
Authorization to issue shares WITH pre-emptive subscription rights

After hearing the report of the Board of Directors, the General Shareholders' Meeting authorizes the Board of Directors to increase the Company's capital on one or several occasions, with an overall ceiling of €1.5 billion, by:

- issuing new shares at par or at a premium, to be paid up in cash or by capitalizing debt, provided that existing shareholders are given a pre-emptive right to subscribe for the shares, pro rata to their existing holdings, as well as to any shares not taken up by other shareholders, also on a pro rata basis;

- ➢ issuing bonus shares or raising the par value of existing shares, to be paid up by capitalizing all or part of the Company's additional paid-in capital, retained earnings, income, provisions or any other capitalizable items, or;

- ➢ utilizing all or some of these methods, successively or simultaneously.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the share issue or issues within the above limits and decides the timing of the issues, the subscription period and the terms and conditions of issue, subject to compliance with the law and the bylaws. Accordingly the Board of Directors shall:

- ➢ set the number of new shares to be issued and their cum-dividend date or the amount by which the par value of existing shares is to be raised, and, in the latter case, to set the effective date of such increase;

- ➢ in the case of shares issued for cash, decide the issue price, the dates, periods and conditions of exercise of existing shareholders' pre-emptive subscription rights, pro rata to their existing holdings and including any shares not taken up by other shareholders, allocate the balance of the capital increase if all the shares offered have not been subscribed, collect the subscriptions and subscription monies and, if appropriate, limit the amount of the capital increase to the subscriptions received, provided that at least three quarters of the shares offered have been taken up;

- ➢ enter into any and all agreements with any banks or credit institutions in connection with the placement of the shares and take all necessary measures to permit the completion of the issue or issues;

- ➢ charge the share issuance costs against the related premiums;

- ➢ amend the bylaws to reflect the new capital after each share issue;

- ➢ carry out any required formalities, including those necessary for the new shares to be traded on the Euronext Paris SA market.

The Board of Directors shall also decide and carry out all necessary transactions and formalities, directly or through a representative, and generally take all appropriate action to effect the capital increase or increases.

These authorizations are given for a period of three years from the date of this meeting and replace those given in the eighth resolution of the Extraordinary Shareholders' Meeting of May 16, 2001.

NINTH RESOLUTION
Authorization to issue shares WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors and the Statutory Auditors' special report, the General Shareholders' Meeting:
(i) having noted the authorization given to the Board of Directors in the eighth resolution above, to increase the capital to a maximum of €1.5 billion, including by issuing new shares at par or at a premium, to be paid up in cash or by capitalizing debt or by another method,
(ii) authorizes the Board of Directors to issue shares for cash, on one or several occasions, without pre-emptive subscription rights for existing shareholders, provided that the maximum authorized capital referred to in the said resolution is not exceeded and that:

- with the exception of the special provisions concerning the issuance of new shares with pre-emptive subscription rights, and the issuance of bonus shares or the raising of the par value of

existing shares, to be paid up by capitalizing retained earnings, income, additional paid-in capital, provisions or any other capitalizable items, all the provisions of the above-mentioned resolution also apply to this authorization;

- the Board of Directors may grant existing shareholders a non-transferable priority right to subscribe for the shares, pro rata to their existing holdings, for a period and on terms to be decided by the Board of Directors. Shareholders may also be offered a secondary priority right to subscribe for any shares not taken up by other shareholders. Any shares not subscribed by shareholders exercising their priority right will be offered to the public.

- the amount received by the Company for each share issue pursuant to this resolution must be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the shares.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be issued pursuant to this resolution.

This authorization is given for a period of three years from the date of this meeting and replaces that given in the ninth resolution of the Extraordinary Shareholders' Meeting of May 16,2001.

TENTH RESOLUTION

Employee share issue

Authorization granted to the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Cap Gemini Ernst & Young employees participating in a Company Savings Plan (PEE) to be set up at that time

After hearing the report of the Board of Directors and the Statutory Auditors' special report, and as provided for in articles L.225-129 VII and L.225-138 of the French Commercial Code and articles L.433-1 *et seq.* of the Labor Code, the General Shareholders' Meeting:

- authorizes the Board of Directors to decide whether an employee share issue should take place by offering shares for subscription by Cap Gemini Ernst & Young employees participating in a Company Savings Plan (PEE) to be set up at that time, particularly if the Board decides to use the authorizations granted in the eighth and ninth resolutions above;

- resolves that any employee share issue carried out in accordance with this authorization may not represent over 3,500,000 new shares with a par value of €8 each;

- resolves that the issue price of the new shares, determined in accordance with the provisions of article L.443-5 of the Labor Code, may neither be higher than the average of the opening prices quoted for the Company's shares on the Paris Stock Exchange over the twenty trading days preceding the date of the decision by the Board of Directors or the Chairman of the Board setting the opening date for the subscription period, nor more than 20% lower than the said average;

- notes that this authorization automatically entails the waiver by shareholders of their pre-emptive right to subscribe for the shares to be offered to employees for subscription;

- grants full powers to the Board of Directors to:
  - decide whether the shares should be directly subscribed by the employees concerned or through a corporate mutual fund (FCPE) or through an employee share ownership mutual fund (SICAVAS);
  - draw up the list of beneficiaries;
  - set the opening and closing dates of the subscription period and the issue price of the shares, as well as the payment period;

- set the number of new shares to be issued and the applicable rules in the event of oversubscription;
- place on record the capital increases and amend the Company's bylaws accordingly;
- charge the share issuance costs against the related premiums and deduct from the premiums the amounts necessary to raise the legal reserve to one-tenth of the new capital after each issue;
- carry out any and all transactions and formalities, directly or through a duly authorized representative, and more generally take all appropriate action and do whatever is necessary to comply with the applicable laws and regulations.

These powers may be delegated by the Board of Directors in accordance with the applicable law.

This authorization is valid for three years as from the date of this meeting.

ELEVENTH RESOLUTION

Public issue of equity warrants WITH pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, equity warrants exercisable for the Company's shares and to increase the share capital by a maximum amount of €400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders.

The equity warrants will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to warrants not taken up by other shareholders.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be issued on exercise of the warrants.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;
- the number of warrants required to subscribe for one share;
- the periods during which the rights attached to the warrants may be exercised;
- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;

- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;

- to charge the capital increase costs against the related premiums; and

- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

This authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

TWELFTH RESOLUTION
Public issue of equity warrants WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue equity warrants exercisable for shares and to increase the share capital by a maximum amount of €400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders. The warrants may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency.

The General Shareholders' Meeting resolves that the issue price of the shares to be subscribed on exercise of the warrants shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the equity warrants.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for:

- the equity warrants to be issued pursuant to this resolution; and

- the shares to be issued on exercise of the warrants.

If the issue or issues take place on the French market, the Board of Directors may grant existing shareholders a non-transferable priority right to subscribe for the equity warrants, during a period and on terms to be decided at the discretion of the Board of Directors. Any warrants not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;

- the number of warrants required to subscribe for one share;

- the periods during which the rights attached to the warrants may be exercised;

- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;

- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;

- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;

- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;

- to charge the capital increase costs against the related premiums; and

- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

This authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

THIRTEENTH RESOLUTION

Public issue of hybrid securities WITH pre-emptive subscription rights

After hearing the report of the Board of Directors and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions.

The securities will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to securities not taken up by other shareholders.

The securities that may be issued pursuant to this resolution shall include:

(i) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed €400 million;

(ii) debentures other than convertible debentures, debentures with equity warrants or the securities referred to in (i) above; in this case, the aggregate face value of the securities issued may not exceed €3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (i) above, or on conversion, redemption, exchange or exercise of the securities referred to in (ii) above, or on presentation of a warrant or otherwise shall not exceed €400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the

securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization must be carried out by the Board of Directors within the maximum period allowed by law.

FOURTEENTH RESOLUTION
Public issue of hybrid securities WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency.

The securities that may be issued pursuant to this resolution shall include:

(i) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed €400 million;

(ii) debentures other than convertible debentures, debentures with equity warrants or the securities referred to in (i) above; in this case, the aggregate face value of the securities issued may not exceed €3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (i) above, or on conversion, redemption, exchange or exercise of the securities referred to in (ii) above, or on presentation of a warrant or otherwise shall not exceed €400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

The amount received or likely to be received subsequently by the Company for each share issued or created by subscription, or on conversion, redemption or exchange of securities, exercise of a warrant or otherwise shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the relevant securities.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the securities to be issued pursuant to this resolution.

If the issue or issues take place in the French market, the Board of Directors may grant existing shareholders a non-transferable priority right to subscribe for securities, during a period and on

terms to be decided at the discretion of Board of Directors. Any securities not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization must be carried out by the Board of Directors within the maximum period allowed by law.

FIFTEENTH RESOLUTION

Authorization to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares as payment for shares tendered to any public exchange offer made by the Company

After hearing the report of the Board of Directors and the Statutory Auditors' special report, and in accordance with articles L. 225-148 and L 225-129 of the Commercial Code, the General Shareholders' Meeting:

- resolves that the Board of Directors may use the authorizations granted in the ninth, twelfth and fourteenth resolutions here above and in the fifteenth and seventeenth resolutions of the Extraordinary Shareholders' Meeting of May 7, 2003, in order to issue shares and/or securities convertible, redeemable, exchangeable or otherwise exercisable for shares, to remit as payment for shares tendered to any public exchange offer made in France or abroad by the Company concerning the shares of another company traded on one of the regulated markets set out in the said article L.225-148;

- notes that existing shareholders of the Company shall not have a pre-emptive right to subscribe to any shares or other securities issued pursuant to this authorization, as the exclusive purpose of said issues shall be to provide payment to the holders of securities tendered to public exchange offers;

- notes that the price of any shares and other securities issued under this authorization shall be set based on the laws applicable to public exchange offers, and therefore resolves that the rules relating to setting the issue prices of Company shares set out in the ninth, twelfth and fourteenth resolutions here above or the fifteenth and seventeen resolutions of the Extraordinary Shareholders' Meeting of May 7, 2003, shall not apply;

- grants full powers to the Board of Directors, or a representative duly authorized in accordance with the law, to utilize this authorization.

Any issues pursuant to this authorization must be carried out by the Board of Directors within the time periods set down for each of the securities concerned in the ninth, twelfth and fourteenth resolutions here above and the fifteenth and seventeenth resolutions of the Extraordinary Shareholders Meeting of May 7, 2003.

These authorizations do not cancel those granted under the first and second resolutions of the Extraordinary Shareholders' Meeting of December 18, 2003.

SIXTEENTH RESOLUTION
General ceiling on financial authorizations

The General Shareholders' Meeting resolves that the total amount of capital increases that may be carried out pursuant to the authorizations given in the ninth, eleventh, twelfth, thirteenth, fourteenth and fifteenth resolutions above or by the fourteenth, fifteenth, sixteenth and seventeenth resolutions of the Extraordinary Shareholders' Meeting of May 7, 2003 will be covered by the blanket authorization given to the Board of Directors in the eighth resolution above to increase the capital to a maximum nominal amount of €1.5 billion.

The authorizations given to the Board of Directors in the eleventh, twelfth, thirteenth and fourteenth resolutions above replace those given in the eighteenth, nineteenth, twentieth and twenty-first resolution of the Extraordinary Shareholders' Meeting of May 7, 2003.

SEVENTEENTH RESOLUTION
Powers to carry out formalities

The General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

o 0 o

2003 BUSINESS REVIEW

- ## General Comments

The IT services industry was faced with an unfavourable economic setting for the third year in a row. This resulted both from a depressed general economic environment — even though encouraging signs seem to emerge in the U.S. — and a sharp slowdown of IT investment since the bursting of the internet bubble. Last year saw a continuation of the main trends visible in 2002. That is, there was strong demand in traditional Outsourcing, in Business Process Outsourcing and in Local Professional Services. Meanwhile, Project & Consulting segments remained lacklustre during most of the year.

In this challenging environment, the Group reported 2003 revenue of 5.754 billion euro, down 12.5% at constant exchange rate and perimeter. However, the fourth quarter, traditionally strong for seasonality reasons, showed this year a bigger sequential increase against the third quarter as compared to last year (5.8% against 4.7%).

New orders reached a record amount of 11.7 billion euro in the year, including 4.7 billion euro for the "Aspire" contract signed late December with Inland Revenue. However, an analysis by client segment shows that only the public sector stepped up their IT investments in 2003. Telecom operators have slightly increased their IT spending in the second half of the year and a new stream of projects seems to be emerging. A similar trend is to be noted in financial services. These recent developments suggest that business should gradually improve with sectors that have historically been large IT service and consultancy consumers.

Other markets continued to contract. This resulted mainly from price pressure due to overcapacity and increased competition from new players from emerging-countries.

Outsourcing contracts represented around half the new orders intake in 2003. While they had a limited effect on 2003 revenue since they were mostly signed late in the year, these multi-year contracts will improve business visibility for the Group.

Although the Group's 2.7% operating margin for 2003 did not meet management expectations, it shows an improvement compared to last year's 1.6%. This was achieved through additional capacity adjustment and cost reduction measures, as illustrated by the lower level of indirect costs as compared to last year (28.9% of 2003 revenue versus 31.1% of 2002 revenue).

The main objective for 2003 was for the Group to achieve several steps in its transformation programme defined in June 2002 and aimed at reorganising operations around four main businesses -Consultancy, Systems Integration, Outsourcing and Local Professional Services-. This new organisation was designed to improve response to market demand thanks to simplified management structures leveraging distinct business models, and to revitalize top line. The simplified organisational model was introduced gradually, on January 1, 2003 in the U.K., Central Europe, Southern Europe, the Nordic countries and the Asia-Pacific region, on July 1, 2003 in France and only on January 1, 2004 in North America.

The acquisition of Transiciel and the Aspire contract are two major events which in 2003 strengthened Group positions in two of its four businesses: Local Professional Services and Outsourcing.

The combination of Transiciel with Sogeti reinforces the Group's positions in the Local Professional Services market, which represents around 20% of the European IT services market, and should be facilitated by a common culture and a good geographical complementarity. In doubling the size of its operations in this area at a time when Sogeti is

growing again and generates margin above 8%, the Group is increasing its exposure to a dynamic market segment where it enjoys a leadership position in Europe.

In Outsourcing (30% of Group consolidated sales in 2003), the Aspire contract award in the U.K. represents a major step in the Group's history, not only due to the exceptional length and size of the contract — 4.7 billion euro over 10 years — and its importance to both parties but also because it demonstrates the Group's ability to compete with the main international players in a field where references are key to future sales success. Meanwhile, the development of Business Process Outsourcing operations and the opening of two centres specialised in the outsourcing of administrative and finance functions — one in Poland and the other in China — bear witness to the Group's intention to gain a strong position on this rapidly expanding market segment.

The sales efforts which enabled winning the Aspire contract mobilised a large part of the Outsourcing sales resources, and contributed to this segment underperforming a market that showed double-digit growth in 2003. The introduction of a pan-European operating entity dedicated to Outsourcing and the ongoing rationalisation of the European data centres should enable gaining market share in 2004. As a result, the proportion of recurring revenue in Group's activity should increase as well as Group's profitability.

The Project and Consulting business performed in line with the market in 2003, contracting further, down to 62% of consolidated revenue, against 67% in 2002:

- in Consulting, volumes continued to decline as a result of ongoing demand weakness. Nevertheless, the first signs of an upturn in the Management Consulting activity were encouraging. Management Consulting is indeed up-stream of IT consulting and is generally considered a leading indicator for IT services demand;
- in Systems Integration, business was impacted by price pressure resulting from ongoing overcapacity and the emergence of new competitors on the Anglo-saxon markets, particularly from India. Business volumes seemed to be giving some signs of recovery but only in certain market segments. In order to benefit from these early trends, the Group continues to actively manage its services portfolio, which requires to:
  - accelerate the development of innovative offerings with a strong IT content;
  - incorporate sectorial value added as generic offerings become more mature;
  - continue industrializing the production of services, by using a delivery model called "Rightshore". This combines local resources close to the client with others in areas with lower wage costs, in order to improve competitiveness. Group headcount grew in offshore locations (from 400 in 2002 to 1,500 in 2003).

In addition, Group performance varies across its operating units and different geographies. A significant recovery seems to be taking place in the U.K., Central Europe and the Benelux countries, while the Nordic and Asia-Pacific regions are stabilising. On the other hand, North America and France saw operating performance deteriorate in the year. In both areas, a certain number of measures were taken mid-year affecting management, organisation and changes to the cost structure — including capacity adjustment — which should deliver gradual benefits over the course of 2004.

Group's financial structure is a key advantage towards the necessary improvement in its operating performance. As of December 31, 2003, the consolidation of the Transiciel balance sheet led the Group net cash position to be reduced by 188 million euro, and as a result amounted to 266 million euro. Excluding Transiciel, its level would have been almost unchanged compared to the 465 million euro net cash position level as of December 31, 2002 — despite the impact of restructuring charges. The issue in June 2003 of 460 million euro of convertible or exchangeable into existing or newly issued shares (OCEANE) enabled the Group to improve further its financial flexibility.

- **Comments on the consolidated financial statements of the Cap Gemini Ernst & Young Group**

Highlights of Cap Gemini Ernst & Young **consolidated** financials are:

- Operating revenue amounted to €5,754 million in 2003, down 12.5% compared to 2002 on a like-for-like basis. Due to unfavorable trends in U.S. dollar and pound sterling exchange rates in relation to the euro, the decrease was 18.3% on the basis of published figures.

  A detailed analysis shows a steeper drop in continental Europe (down 14.4% on a constant exchange rate basis) than in the United Kingdom (down 8.7%) or even North America (down 10.7%). Second-half operating trends showed signs that the decline was bottoming out in the United Kingdom, Central Europe and the Benelux countries, but the rest of continental Europe and the United States experienced a double-digit contraction in revenue. In North America, the early signs of a recovery have not yet translated into a significant upturn in IT spending, and demand is driven for the most part by Outsourcing and the public sector, two segments in which the Group has not yet reached a sufficient critical mass in the United States.

  The average number of Group employees fell 9.3% to 49,805, compared to 54,882 in 2002 (see note 22 to the consolidated financial statements). At December 31, 2003, the Group had 55,576 employees, including 7,272 Transiciel employees. Excluding Transiciel, Group headcount would have totalled 48,304 people, 4,379 (8.3%) less than the December 31, 2002 figure. This decrease in staff roughly represents a total of 9,400 people who left the Group (5,500 voluntary departures and 3,900 layoffs) and 5,000 people who joined, of which 4,700 new hires with profiles more suited to the new requirements of the market and 300 client employees taken on under outsourcing contracts.

  The staff utilization rate, which was 72.7% in the first quarter, improved constantly throughout the year, reaching 75.5% in the fourth quarter, mainly due to the adjustment in the Group's production capacities in line with market requirements. However, this productivity gain was partly offset by continued price pressure, which eased off slightly towards the end of the year.

- Operating expenses amounted to €5,599 million, down 19.2% on last year, representing a decrease almost one percentage point higher than the 18.3% reduction in operating revenue.

  The breakdown by type of costs shows the following year-on-year trends:
  - a significant 14.3% reduction in payroll costs, substantially exceeding the 9.3% fall in average headcount. Beyond the currency impact, this reduction reflects the lower relative weighting of North America and the United Kingdom in total payroll costs – where salaries are relatively high – and conversely a larger proportion of "offshore" staff, as well as continuing efforts to streamline the Group's management levels and the increasing importance of Outsourcing in Group operations;
  - a sharp 30% fall in travel expenses and a no less significant 22% drop in purchases and other external costs, reflecting the initial impact of the expenses rationalization program, as well as a more selective use of subcontractors;
  - rental charges down 24% thanks to the gradual rolling out throughout the year of the office space rationalization program launched in 2002.

  The analytical breakdown of operating expenses shows that the cost of services rendered rose to 68.4% of revenues in 2003 from 67.3% in 2002. The improvement in operating margin was therefore attributable to the contraction in both selling expenses and general

and administrative expenses, which represented a total of 28.9% of revenues in 2003, compared with 31.1% in 2002.

- Operating income rose to €155 million in 2003 from €114 million in 2002, representing operating margin of 2.7% versus 1.6% the previous year.

  Operating margin improved in the second half of the year for the Group as a whole but trends varied widely from one region to another:
  - a clear upturn in the United Kingdom and in Central Europe, which returned to profit, and substantial progress in the Benelux countries which once again achieved a margin higher than the Group average at 9.4%, versus 5% in 2002;
  - the Nordic countries and the Asia-Pacific region are on their way to stabilizing their performance;
  - in North America, although profitability rose significantly to 2.4% in 2003 from 1.9% in 2002, the second-half decline to 2% from 3% in the first half was a disappointment, showing that the expected stabilization of operations had not yet happened;
  - Southern Europe recorded a 13% negative margin, a substantial declined from the 4.6% negative margin in 2002, mostly due to an accounting incident in Spain, where drastic measures to boost sales and cut costs have been launched, overseen by a completely new management team.

- The Group had net interest expense of €14 million versus a €1 million net expense in 2002. This increase was mostly caused by:
  - the increase in financial expenses related to the combined impact of a capital lease put in place at the end of 2002 to finance the Group's new University, the issuance costs for the €460 million issue of convertible or exchangeable bonds (OCEANEs) in June 2003, and the interest on the employee profit sharing program in France;
  - a year-on-year reduction in the Group's net cash and cash equivalents and reduced interest income on investments due to lower interest rates during the year.

- Other revenues and expenses represented a net expense of €251 million in 2003, half the €503 million recorded in 2002. However, for the financial statements at December 31, 2003, the Group decided to classify the impact of discounting U.S. and French deferred tax assets as an income tax charge for the year rather than under "other revenues & expenses." Adjusted for this change, 2002 "other revenues and expenses" represented a net expense of €503 million, compared with the published figure of €401 million. In 2003, this item breaks down as follows:
  - €211 million in restructuring costs (2002: €463 million), representing €141 million for the staff cutbacks in France, North America, the Nordic countries and Iberia, and €70 million in expenses relating to the rationalization of the Group's office space;
  - a €16 million charge resulting from the sale to a credit institution of a €90 million carry-back tax receivable arising from losses generated in 2002 by the French tax group;
  - a €17 million exceptional expense recognized following the results of an internal audit, relating to fiscal years prior to 2003;
  - €11 million in unfavorable exchange rate effects.

- Income tax for the year amounted to €47 million, versus €6 million in 2002, breaking down as follows:

  - a €38 million tax charge, mainly made up of standard minimum tax payable in North America and Italy and of corporate income tax paid by the Dutch subsidiaries,
  - €9 million in net deferred tax liabilities resulting from:
    - a €182 million write-down of deferred tax assets recognized in the United States. Half of this amount concerned deferred tax assets recognized prior to the Ernst & Young acquisition and the other half concerned the amortization for tax purposes of goodwill arising on this acquisition;

- the revaluation of the deferred tax asset recognized in France to reflect the impact of the French Finance Law for 2004 which suppressed the five-year limit for carrying forward tax losses;
- the write-down of other deferred tax assets, recognized in the Nordic countries, Central Europe and Iberia.

➢ Amortization of goodwill totalled €38 million in 2003. The Group performed impairment tests on its intangible assets (both market shares and goodwill) at December 31, 2003, based on their market value and fair value to the Group (value in use), estimated using the methods of revenue multiples and discounted cash flows, respectively. No additional impairment charge was recorded as a result of these tests.

➢ The Group ended the year with a net loss of €197 million, a significant improvement compared with the net loss of €514 million in 2002.

➢ Net cash and cash equivalents came to €266 million at December 31, 2003, after taking into account the €188 million net debt transferred by Transiciel. Excluding Transiciel, net cash and cash equivalents would have amounted to €454 million, compared with €465 million at December 31, 2002.

- **Comments on the Cap Gemini S.A. financial statements**

Salient figures are:

➢ The Company's operating revenue amounted to €136 million compared with €162 million in 2002, including €126 million in royalties received from subsidiaries, versus €159 million. This 16% reduction is substantially in line with the contraction in the Group's operating revenue.

➢ Operating income eased back to €112 million, compared with €144 million the previous year. This decrease was directly related to the reduction in royalties received.

➢ The Company had net interest expense of €155 million in 2003. In 2002, in order to reflect changes in valuations within the Company's sector as well as in market conditions, Cap Gemini S.A. carried out a review of the book value of all of its investments in subsidiaries and affiliates which led to the Company recording a €4.7 billion provision for impairment in value, reducing the book value of these investments from €11.2 billion to €6.5 billion. Net interest expense in 2002 therefore amounted to €4,629 million.
Excluding the €178 million in write-downs of investments in subsidiaries and affiliates (2002: €4,706 million) and €7 million in dividend income from subsidiaries (2002: €61 million) the Company had net interest income on a par with 2003 at €16 million. Write-downs of investments in subsidiaries and affiliates in 2003 primarily included €167 million relating to Cap Gemini Telecom – the financial holding company for the telecommunications and media business – which had no impact on the consolidated financial statements. This write-down was recorded further to the purchase of Cisco Systems' 4.84% stake in Cap Gemini Telecom, which provided a basis for measuring the value of the Company's investment in Cap Gemini Telecom.

Net other expense came to €3 million and a €4 million tax benefit was recognized in 2003, mainly relating to the French tax group. The Company ended the year with a net loss of €42 million.

The Board of Directors recommends that the net loss for the year of €41,681,723.70 should be recorded as a deficit in retained earnings.

As the Group reported a net loss in 2003, the Board recommends that no dividend should be paid for the year.

- **Outlook**

Outsourcing should in 2004 be the key growth driver for the market taken as a whole as well as for the Group. However, outsourcing growth should not contribute to Group's operating margin improvement in 2004 for two reasons: first, because increasing exposure to this business requires significant commercial efforts; second, because outsourcing contracts in general start delivering their full effects only after a ramp-up phase.
Local Professional Services business should keep delivering significant growth in 2004; the first half-year priority will be to successfully integrate Transiciel business.
In the Consulting area, first signs of firming demand could be an early indicator that our clients will resume investing. However, it is too early to anticipate the extent into which this will benefit to our Project & Consulting business.

The management has set itself as the main priority to grow the top line during 2004, however the business at the beginning of this year is still feeling the effects of the low level of bookings at the end of 2003. This is why the savings generated in 2004 as a result of the ongoing efforts to streamline the cost structure shall be reinvested into sales development. The improvement in operating margin will thus be dependent upon the pace at which this front-end mobilization, combined to an improvement in general economic conditions, will translate into new orders.

o O o

FIVE-YEAR FINANCIAL SUMMARY

thousand of euros)	1999	2000	2001	2002	2003
'IARE CAPITAL AT YEAR-END					
re capital	623 561	994 444	1 001 954	1 003 833	1 049 323
ıber of common shares outstanding	77 945 108	124 305 544	125 244 256	125 479 105	131 165 349
cimum number of future shares to be created :					
through exercise of equity warrants	6 038 838	7 487 783	10 463 754	10 951 340	10 004 465
through conversion of convertible bonds	-	-	-	-	9 019 607
through warrants related to Transiciel acquisition	-	-	-	-	503 602
)PERATIONS AND RESULTS OF THE CURRENT YEAR					
rating revenue	108 489	195 692	183 565	161 566	135 966
rating revenue and financial revenue	257 509	329 495	300 563	248 051	174 595
ıme before taxes, amortization and provisions	164 693	395 229	264 066	(1 522 824)	107 909
ıme tax	34 079	32 174	63 811	(91 990)	(4 554)
income / (losses)	149 047	318 152	(1 873 798)	(4 135 355)	(41 682)
ributed income	77 945	(a)164 302	50 002	0	(b) 0
;ARNINGS PER SHARE (in euros)					
ıings after taxes,					
›efore amortization and provisions	1,68	2,92	1,60	(11,40)	0,86
earnings	1,91	2,56	(14,96)	(32,96)	(0,32)
dend per share, net	1,00	1,20	0,40	0	(b) 0
:MPLOYEE DATA					
age number of employee during the year	-	-	-	-	-
l payroll	-	-	-	-	-
l benefits	-	-	-	-	-

presenting a dividend of 149 million euros and dividend equalization tax (précompte) of 15 million euros

bject to approval by the Ordinary Shareholder's Meeting of April 29, 2004 (April 15, 2004 on first convocation).

CAP GEMINI
ERNST & YOUNG

File No. 82-5065

Exhibit 11

Proxy Voting Form

... AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. [] Je désire assister à cette assemblée et demande une carte d'admission : *dater et signer au bas du formulaire* / I wish to attend the shareholders' meeting and request an admission card : date and sign at the bottom of the form

B. [] J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / I prefer to use the postal voting form or the proxy form as specified below.

CAP GEMINI ERNST & YOUNG

CAP GEMINI

Société Anonyme au capital de 1 049 016 392 €
Siège Social : 11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. PARIS

ASSEMBLEE GENERALE MIXTE DU 15 AVRIL 2004 REPORTEE LE 29 AVRIL 2004

COMBINED GENERAL MEETING ON APRIL 15 th, 2004 DEFFERABLE TO APRIL 29 th, 2004

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* — VS / *single vote*; VD / *double vote*; Porteur / *Bearer*

Nombre de voix / *Number of voting rights :*

[] JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à **l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this, ■ *for which I vote against or I abstain.*

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■

1 []	2 []	3 []	4 []	5 []	6 []	7 []	8 []	9 []
10 []	11 []	12 []	13 []	14 []	15 []	16 []	17 []	18 []
19 []	20 []	21 []	22 []	23 []	24 []	25 []	26 []	27 []
28 []	29 []	30 []	31 []	32 []	33 []	34 []	35 []	36 []
37 []	38 []	39 []	40 []	41 []	42 []	43 []	44 []	45 []

	Oui *Yes*	Non/No *Abst/Abs*		Oui *Yes*	Non/No *Abst/Abs*
A	[]	[]	F	[]	[]
B	[]	[]	G	[]	[]
C	[]	[]	H	[]	[]
D	[]	[]	J	[]	[]
E	[]	[]	K	[]	[]

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf.* ...... []
- Je m'abstiens (l'abstention équivaut à un vote contre) / *I abstain from voting (is equivalent to a vote against).* ...... []
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle ...... *pour voter en mon nom / I appoint (see reverse (2)) M, M^rs or Miss / to vote on my behalf* []

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

[] JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) pour me représenter à l'assemblée

*/ I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.***

M, Mme ou Melle / Mr, M^rs or Miss
Adresse / Address

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.

***CAUTION** : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.*

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
-Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso (1) - See reverse (1)

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation/*on 1st notification*	sur 2e convocation/*on 2nd notification*
à la BANQUE / *to the Bank*	09 avril 2004	23 avril 2004
à la SOCIÉTÉ / *to the Company*	12 avril 2004	26 avril 2004

Date & Signature

RECEIVED
2004 AUG -3 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

... une des trois possibilités.

... correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire)

2) donner pouvoir au Président de l'Assemblée Générale (dater et signer au bas du formulaire sans remplir)

3) donner pouvoir à une personne dénommée (cocher et compléter la case appropriée puis dater et signer au bas du formulaire.

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement dans la zone réservée à cet effet ses nom (en majuscules d'imprimerie), prénom usuel et adresse : si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
Si le signataire n'est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, etc...), il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. 131-3-§3 du décret du 23 mars 1967).

VOTE PAR CORRESPONDANCE

(3) **ART. L 225-107 du Code de Commerce (extrait) :**

Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.

Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.

* Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :

Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :
- soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case.
- soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.

Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance.
- de voter résolution par résolution en noircissant la case correspondant à votre choix.

En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondant à votre choix.

POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR A UNE PERSONNE DÉNOMMÉE

(2) **ART. L 225-106 du Code de Commerce (extrait) :**
"Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée Générale des actionnaires, le Président du Conseil d'Administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article L. 225-102 afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée Générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L. 225-23 ou de l'article L. 225-71, l'Assemblée Générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Les clauses contraires aux dispositions des alinéas précédents *sont réputées non écrites*.
Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée Générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant".

* Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art. D 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (art. D 133-8). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

A. If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form.
B. Otherwise, the shareholder may use this form as a postal vote *
In this case check box B on the front of the form and choose one of the three possibilities :
- use the postal voting form (tick the appropriate box, date and sign below)
- give your proxy to the Chairman of the meeting(date and just sign at the bottom of the form without filling in)
- give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below)

WHICHEVER OPTION IS USED the shareholder's signature is necessary

(1) The shareholder should write his/her exact name and address in capital letters in the space provided : if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his/her full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian, etc), please specify your full name and the capacity in which you are signing the proxy.
The form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. 131-3§3 of March 23, 1967 law).

POSTAL VOTING FORM

(3) **ART. L 225-107 du Code de Commerce (extract) : "A shareholder can vote by post by using a postal voting form determined by law. Any other methods are deemed to be invalid".**

Only the forms received by the Company before the meeting : within the time limit and conditions determined by law : are valid to calculate the quorum.
The forms giving no voting direction or indicating abstention are deemed to vote against.
If you wish to use the postal voting form, you must tick the box on the front of the document : "I VOTE BY POST".
In such event, please comply with the following instructions :

For the resolutions proposed or agreed by the Board you can :
- either vote "for" for all the resolutions by leaving the boxes blank,
- or vote "against" or "abstention" (which is equivalent to voting against) by shading boxes of your choice.

For the resolutions not agreed by the Board, you can :
- vote resolution by resolution by shading the appropriate boxes,

In case of amendments or new resolutions during the shareholder meeting you are requested to choose between three possibilities (proxy to *the chairman of the meeting, abstention or proxy to another shareholder) by shading the appropriate box.*

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) **ART. L 225-106 du Code de Commerce (extract) : "A shareholder can have himself/herself represented by another or by his/her spouse".**

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholders' meeting the Chairman of the Board of Directors or the Executive Board, may consult the shareholders listed in article L. 225-102 in order to allow them to designate one or several proxies to represent them at the shareholders' meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles L. 225-23 or L. 225-71, require the shareholders' ordinary meeting to appoint to the Board of Directors or the Executive Board, one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the company. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid. **When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.**

* The text of the resolutions are in the notification of the meeting which is sent with this proxy (art. D 133) : please do not use both "I VOTE BY POST" and "I HEREBY APPOINT" (art. D 133-8). The French version of this document governs : The English translation is for convenience only.
NB : If any information included in this form is used for a computer file, it is protected by the previsions of law 78-17 of January 6, 1978, especially about rights of access and alteration that can be exercised by interested parties.

12

File No. 82-5065

Exhibit 12

Request for Documents and Information

CAP GEMINI ERNST & YOUNG

CAP GEMINI

Société Anonyme au capital de 1.049.016.392 euros
Siège social à Paris (17e), 11 rue de Tilsitt
330 703 844 RCS PARIS

FORMULE DE DEMANDE D'ENVOI DE DOCUMENTS ET RENSEIGNEMENTS
jointe au formulaire de vote par correspondance
ou par procuration pour la représentation
à l'Assemblée Générale Mixte du jeudi 15 avril 2004
et en cas d'absence de quorum à cette première date, du **jeudi 29 avril 2004**

Conformément à l'article 138 du décret du 23 mars 1967, à compter de la convocation de l'Assemblée et jusqu'au cinquième jour avant la réunion, tout actionnaire titulaire d'actions nominatives ou justifiant de sa qualité de propriétaire d'actions au porteur peut demander à la Société, en utilisant la formule ci-après, l'envoi des documents et renseignements visés par l'article 135 dudit décret.

FORMULE A ADRESSER EXCLUSIVEMENT A : **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

M., Mme ou Mlle..

Adresse complète..
....

Propriétaire de......................actions sous la forme :

- ☐ nominatives pures..
- ☐ nominatives administrées chez (1)..
- ☐ *au porteur, inscrites en compte chez* (1) ....

ayant pris connaissance des documents joints à la présente formule se rapportant à l'Assemblée ci-dessus mentionnée et visés à l'article 133 du décret du 23 mars 1967,

demande l'envoi à l'adresse ci-dessus des documents et renseignements visés par l'article 135 du même décret.

A ...., le....................................

Signature

NOTA : En vertu de l'alinéa 3 de l'article 138 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, par une demande unique, obtenir de la Société l'envoi des documents visés ci-dessus à l'occasion de chacune des Assemblées d'actionnaires ultérieures.

---

(1) Indication de l'intermédiaire habilité chez lequel les actions sont inscrites en compte.

CAP GEMINI
ERNST & YOUNG

CAP GEMINI

"Société Anonyme" with capital of EUR 1,049,016,392
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

REQUEST FOR DOCUMENTS AND INFORMATION
attached to the postal or proxy voting form for the
Ordinary and Extraordinary Shareholders' Meeting to be held on Thursday, April 15, 2004.
If there is not a quorum, the meeting will be held on second call on **Thursday, April 29, 2004.**

In accordance with article 138 of the decree of March 23, 1967, from the date of notice of the Meeting up to the fifth day before that Meeting, all holders of registered or bearer shares may use this form to request the documents and information referred to in article 135 of the above-mentioned decree. Holders of bearer shares are required to submit proof of ownership of their shares with this form.

THE FORM SHOULD BE RETURNED TO: **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

Mr./Mrs./Miss..

Full
address..

Owner of ....

- ☐ registered shares..
- ☐ registered shares, administered by (1) ....
- ☐ bearer shares, held on account at (1) ....

having taken note of the attached documents concerning the above Extraordinary Meeting and governed by article 133 of the decree of March 23, 1967,

hereby requests that the documents and information referred to in article 135 of that decree be sent to him/her at the above address.

In ...., on ....

Signature

N.B.: Pursuant to paragraph 3 of article 138 of the decree of March 23, 1967, holders of registered shares may request to be put on the mailing list for subsequent years when they return this form.

(1) State details of the bank, broker or other intermediary with whom shares are held on account.

File No. 82-5065

Exhibit 13

Notice to the *Autorité des Marchés Financiers* of May 3, 2004, regarding the declaration of the total number of voting rights of 131,270,316 as of the Shareholders' Meeting of April 29, 2004

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

PhH/so/078
PARIS, le 3 mai 2004

Place de l'Étoile - 11, rue de Tilsitt - 75017 Paris
Tél.: +33 (0)1 47 54 50 00 - Fax: +33 (0)1 42 27 32 11
www.capgemini.com

AUTORITE DES MARCHES FINANCIERS
Madame Florence PRIOURET
17, place de la Bourse
75082 PARIS CEDEX 02

<u>OBJET</u> : <u>DECLARATION DU NOMBRE TOTAL DE DROITS DE VOTE</u>

Madame,

En application de l'article L 233-8 du Code de Commerce, je vous prie de bien vouloir trouver en annexe la déclaration du nombre total de droits de vote de la Société Capgemini SA le 29 avril 2004, date de tenue de l'Assemblée Générale Ordinaire annuelle.

Nous vous en souhaitons bonne réception et vous prions d'agréer, Madame, l'expression de nos sentiments distingués.

Philippe HENNEQUIN
Directeur Juridique Corporate

P.J. mentionnée

<u>Copie</u> : Madame M.J. Vanel

DECLARATION DU NOMBRE TOTAL DE DROITS DE VOTE

Effectuée en application des articles L 233-8 et suivants du Code de Commerce

Coordonnées de la personne chargée de suivre le présent dossier :	HENNEQUIN Philippe Tél. : 01 47 54 50 83 Fax : 01 42 27 45 65
Société déclarante :	Capgemini 11, rue de Tilsitt 75017 Paris Premier marché RM
Nombre total d'actions composant le capital de la société déclarante :	131 380 778
Nombre total de droits de vote de la société déclarante :	131 270 316

Nombres constatés le 29 avril 2004, date de l'Assemblée Générale Ordinaire annuelle.

Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux.

L'Assemblée Générale Extraordinaire du 25 avril 2002 a introduit dans les statuts une obligation d'information de la Société en cas de détention d'une fraction du capital ou des droits de vote inférieure à celle du vingtième prévue par la loi.
Le seuil de participation à partir duquel naît l'obligation d'information est fixé à 1 % et à chacun de ses multiples, tant à la hausse qu'à la baisse.

Fait à Paris, le 30 avril 2004

Philippe HENNEQUIN
Directeur Juridique Corporate

File No. 82-5065

Exhibit 14

BALO[1] Notice of May 7, 2004, regarding the declaration of the total number of voting rights of 131,270,316

AVIS DIVERS

ACTIELEC TECHNOLOGIES

Société anonyme à directoire et conseil de surveillance au capital de 12 864 906 €.
Siège social : 25, chemin de Pouvourville, 31400 Toulouse.
542 080 791 R.C.S. Toulouse.

Droits de vote

Les actionnaires sont informés qu'au 30 avril 2004, date de l'assemblée générale ordinaire annuelle et de l'assemblée générale extraordinaire, le nombre d'actions composant le capital social et de droits de vote correspondant étaient les suivants :

— Nombre d'actions : 17 153 208 ;

— Nombre d'actions ayant le droit de vote : 11 708 690 actions ayant droit de vote présents ou représentés à l'assemblée contre 7 089 812 actions ayant le droit de vote ;

— Nombre de droits de vote : 20 289 314 droits de vote présents ou représentés à l'assemblée contre 27 338 533 ayant le droit de vote.

Le directoire.

?841

APRIL GROUP

Société anonyme au capital de 16 086 548 €.
Siège social : 83-85, boulevard Vivier-Merle, 69487 Lyon Cedex 03.
?77 994 553 R.C.S Lyon.

Droits de vote

En application de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires que le nombre total de droits de vote existant le ? avril 2004, date de l'assemblée générale mixte, était de 55 317 758.

?42

BANQUE TARNEAUD

Société anonyme au capital de 26 520 800 €.
Siège social : 2 et 6, rue Turgot, 87000 Limoges.
? 500 551 R.C.S. Limoges.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la Société informe ses actionnaires, qu'à l'issue du 28 avril 2004 de l'assemblée générale mixte, le capital se composait de ? 550 actions et représentait un nombre total de droits de vote ?nt de 1 627 923.

?6

BANQUE TOFINSO

Société anonyme à directoire et conseil de surveillance au capital de ? 450,57 €.
Siège social : 11, allées Franklin-Roosevelt, 31000 Toulouse.
?00 831 R.C.S. Toulouse.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code du commerce, il est précisé que lors de l'assemblée générale mixte de la société réunie le 28 avril 2004, le nombre total des droits de vote existants était de 175 381 055.

64677

CAP GEMINI

Société anonyme au capital de 1 051 011 824 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

En application de l'article L. 233-8 du Code de commerce, la Société informe ses actionnaires que le nombre total de droits de vote existant le 29 avril 2004, date de tenue de l'assemblée générale ordinaire annuelle, était de 131 270 316.

64736

CEGEDIM

Société anonyme au capital de 8 891 004,61 € divisé en 9 331 449 actions de 0,9528 €.
Siège social : 110 à 116, rue d'Aguesseau, 92100 Boulogne.
350 422 622 R.C.S. Nanterre.

Droits de vote

En application des dispositions de l'article L. 233-8 du Code de commerce, la Societe informe que le 28 avril 2004 date à laquelle l'assemblée générale ordinaire annuelle des actionnaires s'est tenue,

Le nombre total :

— des actions était de : 9 331 449 ;

— des droits de vote de : 15 816 052.

Le conseil d'administration.

64466

COFITEM-COFIMUR

Société financière. Société anonyme au capital de 47 932 065 €.
Siège social : 184, rue de la Pompe, 75116 Paris.
331 250 472 R.C.S. Paris.

En application de l'article L. 233-8 du Code de commerce, la société Cofitem-Cofimur dont les action sont cotées à la Bourse de Paris, informe ses actionnaires que le nombre total des droits de vote existants lors de l'assemblée générale ordinaire du 20 avril 2004 était de 3 170 781.

64831

DASSAULT AVIATION

Société anonyme au capital de 81 007 176 €.
Siège social : 9, rond-point des Champs-Elysées-Marcel Dassault, 75008 Paris.
712 042 456 R.C.S. Paris.

Droits de vote

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus, réunie le 28 avril 2004, le nombre total de droits de vote existant était de 10 125 897.

64733

15

File No. 82-5065

Exhibit 15

BALO Notice of March 10, 2004, giving Notice and Agenda of the Ordinary and Extraordinary Shareholders' Meeting, of April 15, 2004

d'opérer des achats et des ventes en fonction des situations du marché, pour une durée qui ne pourra excéder 18 mois à compter de la présente assemblée, soit jusqu'au 26 septembre 2005.

Pendant cette période, la Caisse régionale pourra :

— acquérir ses propres certificats coopératifs d'investissement jusqu'à concurrence de 4 % du nombre de certificats coopératifs d'investissement compris dans le capital social, soit 52 831 C.C.I. au prix maximum de 130 € (hors frais) par certificats coopératifs d'investissement, soit un montant maximal du programme de 6 868 030 € ;

— vendre tout ou partie des certificats coopératifs d'investissement ainsi acquis, au prix minimum de 40 € (hors frais) par certificats coopératifs d'investissement.

Ces opérations pourront être effectuées par intervention sur le marché ou de gré à gré, y compris sous la forme de négociation de blocs de titres, dans le respect de la réglementation en vigueur.

L'assemblée générale confère tous pouvoirs au conseil d'administration, à l'effet, au nom et pour le compte de la Caisse régionale, de procéder à l'acquisition et à la vente des certificats coopératifs d'investissement de la Caisse régionale, conformément à l'autorisation qui précède et dans les conditions qu'elle détermine, et généralement faire tout ce qui sera nécessaire à la régularité des opérations.

Cinquième résolution. — Renouvellement partiel du conseil d'administration.

Sièges à pourvoir : 6.

Les administrateurs sortants sont :

— M. Pascal Fonfrede ;

— M. Yves Gargouil ;

— M. Christian Marie ;

— M. Patrice Vallée ;

— M. Christian Vignes,

qui sont rééligibles et sollicitent le renouvellement de leur mandat,

— M. Daniel Allias,

qui ne sollicite pas le renouvellement de son mandat.

Sixième résolution. — L'assemblée générale fixe à :

— 3,80 % le taux d'intérêts aux parts sociales pour l'exercice 2003 ;

— 2,75 € nets par titre, le dividende versé en numéraire aux certificats oopératifs d'investissement ;

— 2,75 € nets par titre, le dividende versé en numéraire aux certificats oopératifs d'associés.

Septième résolution. — L'assemblée générale décide de répartir le résult bénéficiaire comme suit :

ésultat bilan	59 959 674,85 €
ıtérêts aux parts sociales à 3,80 %	2 122 196,22 €
ividende aux certificats coopératifs d'investissement	3 632 136,75 €
ividende aux certificats coopératifs d'associés	4 349 529,25 €
'ste à répartir	49 855 812,63 €
ffectation des 3/4 à la réserve légale	37 391 859,48 €
ılde à la disposition de l'assemblée générale	12 463 953,15 €
'fectation proposée par le conseil d'administration : Affectation à la réserve facultative	12 463 953,15 €

es montants des intérêts aux parts sociales et des dividendes aux certi-ıts coopératifs d'investissement, versés au titre des trois exercices pré-ents, sont les suivants :

Intérêts aux parts sociales.

Exercices	Total net versé	Taux d'intérêt
0	2 233 891,37 €	4,00 %
1	2 233 913,94 €	4,00 %
?	2 122 196,22 €	3,80 %

Dividendes sur certificats coopératifs d'investissement.

Exercices	Total net versé	Dividende net par CCI
	2 221 179,20 €	1,70 €
	2 905 709,40 €	2,20 €
	3 301 942,50 €	2,50 €

Dividendes sur certificats coopératifs d'associés.

Exercices	Total net versé	Dividende net par CCI
2001	171 597,87 €	(*) 2,20 €
2002	3 954 117,50 €	2,50 €

(*) Date de jouissance : 14 décembre 2001.

Huitième résolution. — L'assemblée générale confère tous pouvoirs nécessaires au porteur d'une copie ou d'un extrait de procès-verbal de la présente assemblée pour procéder à toutes les formalités requises en application des résolutions qui précèdent.

60888

CAP GEMINI

Société anonyme au capital de 1 049 016 392 €.
Siège social à Paris (17e), 11, rue de Tilsitt.
330 703 844 R.C.S. Paris.

Avis préalable de réunion

Mmes et MM. les actionnaires de CAP Gemini seront convoqués en assemblée générale mixte pour le jeudi 15 avril 2004 à 9 h 30, au siège social de la Société, 11, rue de Tilsitt, 75017 Paris, et, à défaut de quorum, pour le jeudi 29 avril 2004 à 10 heures, à l'Empire, 41, avenue de Wagram, 75017 Paris, à l'effet de délibérer sur l'ordre du jour et sur les projets de résolutions suivants :

Ordre du jour.

Assemblée à caractère ordinaire :

— Rapport de gestion du conseil d'administration, présentation des comptes annuels et des comptes consolidés de l'exercice clos le 31 décembre 2003 ;

— Présentation du rapport général et du rapport spécial de MM. les commissaires aux comptes sur l'exécution de leur mission et les conventions visées à l'article L. 225-38 du Code de commerce ;

— Examen et approbation des comptes annuels de l'exercice 2003 ;

— Affectation du résultat de l'exercice ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet de faire racheter par la Société ses propres actions ;

— Ratification de la nomination d'un administrateur.

Assemblée à caractère extraordinaire :

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'annuler les actions rachetées par la Société ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'augmenter le capital social pour le porter jusqu'à un montant nominal maximum de 1,5 milliards d'euros, en une ou plusieurs fois et par tous moyens ; avec droit préférentiel des actionnaires à la souscription des actions à émettre en cas d'augmentation du capital social en numéraire ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'augmenter le capital social en numéraire, sans droit préférentiel des actionnaires à la souscription des actions à émettre, dans la limite du plafond de 1,5 milliard d'euros mentionné au point précédent ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet de réaliser une augmentation de capital d'un montant nominal maximum de 28 millions d'euros réservée aux adhérents d'un Plan d'épargne d'entreprise du Groupe à créer le cas échéant ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des bons à émettre ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des valeurs mobilières à émettre ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité du capital de la Société en rémunération des titres apportés à toute offre publique d'échange initiée par la Société ;

— Plafond général des autorisations financières.

PROJET DE RÉSOLUTIONS

I. — **Résolutions à caractère ordinaire.**

Première résolution (Approbation des comptes sociaux de l'exercice 2003). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, et connaissance prise :

— du rapport de gestion du conseil d'administration ;

— et du rapport général établi par MM. les commissaires aux comptes sur l'exécution de leur mission au cours dudit exercice,

approuve les comptes sociaux de l'exercice clos le 31 décembre 2003 tels qu'ils lui ont été présentés par le conseil d'administration, qui se soldent par un déficit de 41 681 723,70 €.

L'assemblée générale donne, en conséquence, quitus au conseil d'administration pour sa gestion au cours de l'exercice.

Deuxième résolution (Approbation des comptes consolidés de l'exercice 2003). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, et connaissance prise :

— du rapport du conseil d'administration sur la gestion du Groupe ;

— et du rapport établi par MM. les commissaires aux comptes sur les comptes consolidés, approuve les comptes consolidés de l'exercice clos le 31 décembre 2003 tels qu'ils lui ont été présentés par le conseil d'administration.

Troisième résolution (Conventions réglementées). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, et connaissance prise du rapport spécial des commissaires aux comptes sur les conventions visées à l'article L. 225-38 du Code de commerce, approuve les conventions mentionnées dans ce rapport.

Quatrième résolution (Affectation du résultat). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, et sur proposition du conseil d'administration, décide de reporter à nouveau la perte de l'exercice qui s'élève à 41 681 723,70 €.

L'assemblée générale, sur proposition du conseil, décide de ne pas distribuer de dividende au titre de l'exercice 2003.

En application des dispositions de l'article 243 *bis* du Code général des impôts, l'assemblée générale prend acte qu'il n'a pas été procédé à la distribution d'un dividende au titre de l'exercice 2002 et qu'il a été procédé à la distribution d'un dividende de 50 097 702,40 € (0,40 € x 125 244 256 actions) au titre de l'exercice 2001 et de 149 166 652,80 € (1,20 € x 124 305 544 actions) au titre de l'exercice 2000.

Cinquième résolution (Autorisation d'un programme de rachat d'actions). — L'assemblée générale ordinaire, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, et connaissance prise du rapport du conseil d'administration et de la note d'information ayant reçu le visa de l'Autorité des marchés financiers, autorise le conseil d'administration avec faculté de délégation, conformément aux dispositions des articles L. 225-209 et suivants du Code de commerce, et pour une période de dix-huit mois à compter de ce jour, à faire acheter par la Société ses propres actions.

Cette autorisation est destinée, concernant ces actions, à permettre à la Société de :

— les échanger, céder, transférer ou les remettre en paiement, notamment dans le cadre d'opérations de croissance externe ;

— les attribuer à l'occasion de l'exercice des droits attachés à des valeurs mobilières donnant accès au capital de la Société ;

— les annuler, sous réserve de l'adoption de la septième résolution à caractère extraordinaire figurant à l'ordre du jour de l'assemblée générale de ce jour ;

— optimiser la gestion financière et patrimoniale de la Société ;

— procéder à des achats et ventes en bourse en fonction des situations de marché ;

— les attribuer aux salariés dans les conditions et selon les modalités prévues par la loi, notamment dans le cadre d'un Plan d'épargne d'entreprise ou par le biais du régime des options d'achat d'actions ;

— procéder à la régularisation des cours en intervenant systématiquement en contre tendance sur le marché.

Les opérations ci-dessus décrites pourront être effectuées par tout moyen compatible avec la loi et la réglementation en vigueur, y compris par l'utilisation d'instruments financiers dérivés. La part maximale du capital acquise ou transférée sous forme de blocs de titres pourra atteindre la totalité du programme.

Ces opérations pourront intervenir à tout moment, sous réserve des périodes d'abstention prévues par le règlement 90-04 modifié de la Commission des opérations de bourse.

L'assemblée générale fixe le nombre maximum d'actions pouvant être acquises au titre de la présente résolution à 10 % du capital de la Société arrêté au 31 décembre 2003, ce qui correspond à 13 116 534 actions, et décide que le montant total consacré à ces acquisitions ne pourra pas dépasser 1 311 653 400 €.

L'assemblée générale décide que le prix maximum d'achat ne pourra excéder 100 € par action et le prix minimum de vente ne pourra être inférieur à 20 € par action. En cas d'augmentation de capital par incorporation de réserves et attribution d'actions gratuites, en cas de division ou de regroupement des actions, les prix unitaires ci-dessus visés seront ajustés par un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

En vue d'assurer l'exécution de la présente délégation, tous pouvoirs sont donnés au conseil d'administration, avec faculté de délégation, à l'effet :

— De passer tous ordres de bourse, conclure tous accords en vue, notamment, de la tenue des registres d'achats et de ventes d'actions ;

— D'effectuer toutes déclarations et de remplir toutes autres formalités et, de manière générale, faire ce qui sera nécessaire.

Le conseil d'administration informera l'assemblée générale ordinaire annuelle des opérations réalisées en application de la présente résolution.

Les autorisations données au conseil d'administration dans la présente résolution se substituent à celles données dans la cinquième résolution à caractère ordinaire de l'assemblée générale mixte du 7 mai 2003.

Sixième résolution (Ratification de la nomination d'un administrateur). — L'assemblée générale ratifie la nomination faite à titre provisoire le 25 février 2004, par le conseil d'administration, de M. Yann Delabrière en qualité d'administrateur, et rappelle que ce mandat prendra fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2005.

II. — **Résolutions à caractère extraordinaire.**

Septième résolution (Autorisation d'annulation d'actions rachetées). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, et connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, autorise le conseil d'administration, avec faculté de délégation, à :

— annuler - conformément aux dispositions de l'article L. 225-209 du Code de commerce - en une ou plusieurs fois, sur sa seule décision, tout ou partie des actions propres détenues par la Société, dans la limite de 10 % du capital par période de vingt-quatre mois et à réduire corrélativement le capital social ;

— imputer la différence entre la valeur de rachat des actions annulées et leur valeur nominale sur les primes et réserves disponibles de son choix.

L'assemblée générale fixe à 5 ans à compter de ce jour, la durée de validité de la présente délégation.

Tous pouvoirs sont conférés au conseil d'administration, avec faculté de délégation, pour réaliser la ou les opérations autorisées en vertu de la présente résolution, modifier les statuts et accomplir les formalités requises.

L'autorisation donnée au conseil d'administration dans la présente résolution se substitue à celle donnée dans la douzième résolution à caractère extraordinaire de l'assemblée générale mixte du 7 mai 2003.

Huitième résolution (Autorisation d'augmentation du capital social avec droit préférentiel de souscription). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, et connaissance prise du rapport du conseil d'administration, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de porter le capital social jusqu'à un montant nominal maximum de 1,5 milliard d'euros et, à cet effet, à procéder, sur ses seules délibérations, à une ou plusieurs augmentations de capital :

— soit par l'émission d'actions nouvelles à souscrire contre espèces ou par compensation de créances, avec ou sans prime d'émission, dont la souscription sera réservée par préférence aux propriétaires d'actions anciennes qui pourront souscrire les actions nouvelles tant à titre irréductible qu'à titre réductible ;

— soit par incorporation au capital de tout ou partie des réserves, bénéfices, primes d'émission, primes d'apport ou de fusion, provisions ou dotations disponibles, à effectuer par création et distribution gratuite d'actions ou par élévation du nominal des actions existantes ;

— soit par mise en œuvre successive ou simultanée de plusieurs de ces procédés.

L'assemblée générale donne tous pouvoirs au conseil d'administration pour procéder à cette ou ces augmentations de capital dans la limite ci-dessus fixée, aux dates, dans les délais, suivant les modalités et dans les conditions qu'il fixera, en conformité avec les prescriptions statutaires et légales, notamment :

— fixer le nombre des actions nouvelles à émettre et leur date de jouissance ou le montant dont le nominal des actions existantes sera augmenté et, dans ce dernier cas, arrêter la date à partir de laquelle cette élévation de leur nominal portera jouissance ;

— fixer, en cas d'émission d'actions contre espèces, le prix d'émission ainsi que toutes dates, délais et conditions pour l'exercice de tous droits de souscription à titre irréductible ou à titre réductible réservés par préférence aux propriétaires d'actions anciennes, répartir le solde de l'augmentation de capital si les souscriptions à quelque titre que ce soit n'en ont pas absorbé la totalité, recueillir les souscriptions aux actions nouvelles et les versements y afférents, limiter éventuellement l'augmentation de capital au montant des souscriptions reçues à condition que celui-ci atteigne les trois quarts au moins du montant de l'augmentation décidée ;

— conclure tous accords avec toutes banques et établissements de crédit en vue de l'émission des actions nouvelles et prendre toutes dispositions en vue d'assurer la bonne fin de la ou des opérations en cause ;

— imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations ;

— apporter aux statuts toutes modifications qui en résulteront ;

L'assemblée générale confère au conseil d'administration les pouvoirs les plus larges à l'effet de procéder aux émissions qu'elle a autorisées et d'en fixer leurs conditions, notamment :

— fixer la ou les dates et les conditions d'émission des bons ainsi que le nombre de bons de chaque émission ;

— déterminer le nombre de bons nécessaires pour souscrire une action ;

— fixer les périodes au cours desquelles les droits attachés aux bons pourront être exercés ;

— déterminer les modalités selon lesquelles la Société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant des périodes déterminées ;

— déterminer le prix d'émission des actions à souscrire par utilisation de ces bons, en fixer la jouissance ;

— déterminer les modalités d'ajustement des bases de souscription au cas où la Société procéderait, tant qu'il existera des bons en circulation, à des opérations qui, conformément à la loi, ne peuvent être effectuées qu'en réservant les droits des titulaires de bons ;

— constater le nombre et le montant des actions émises par exercice des bons de souscription d'actions, procéder aux formalités consécutives aux augmentations de capital correspondantes et apporter aux statuts les modifications nécessaires, conformément à la loi ;

— imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations ;

— d'une manière générale, passer toutes conventions, prendre toutes mesures et effectuer toutes formalités utiles à l'émission des bons ainsi qu'à leur exercice.

La présente autorisation est donnée pour une durée d'un an, les actions auxquelles les bons donneront droit devant être émises dans le délai de cinq ans à compter de l'émission de ces bons.

Treizième résolution (Emission de valeurs mobilières composées par appel public à l'épargne, avec droit préférentiel de souscription). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, et connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, à l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution, à tout moment ou à date fixe, d'actions émises ou à émettre à cet effet.

La souscription à ces valeurs mobilières sera réservée par préférence aux propriétaires des actions anciennes qui pourront souscrire les valeurs mobilières à émettre tant à titre irréductible qu'à titre réductible.

Ces valeurs mobilières pourront prendre notamment la forme :

(i) de titres pouvant représenter une quote-part du capital de la Société assortis de bons donnant le droit de souscrire des actions de la Société ; dans ce cas, le montant nominal total des titres auxquels seront attachés les bons de souscription ne devra pas excéder 400 millions d'euros,

(ii) de valeurs mobilières de nature obligataire autres que des obligations convertibles, des obligations à bons de souscription d'actions ou des titres visés au (i) ci-dessus ; dans ce cas, le montant nominal total de ces valeurs mobilières ne devra pas excéder 3 milliards d'euros.

Le montant nominal total des actions émises sur exercice des bons visés en (i) ci-dessus ou par conversion, échange, remboursement des valeurs mobilières visées en (ii) ci-dessus, présentation d'un bon attaché à celles-ci ou de toute autre manière ne pourra, en tout état de cause et compte non tenu des ajustements susceptibles d'être opérés, excéder 400 millions d'euros.

La présente autorisation emporte de plein droit, au profit des porteurs des valeurs mobilières susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles elles donneront droit.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale donne tous pouvoirs au conseil d'administration pour fixer les dates et les montants des émissions, en déterminer les modalités ainsi que la forme des valeurs mobilières à créer, procéder à tous ajustements requis en conformité avec les dispositions légales et, généralement, prendre toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées, le tout dans le cadre des règlements et lois en vigueur.

En cas d'émission de valeurs mobilières donnant droit à l'attribution de titres de capital sur présentation d'un bon, le conseil d'administration aura tous pouvoirs pour déterminer les modalités selon lesquelles la Société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant les périodes déterminées.

L'assemblée générale confère également au conseil d'administration tous pouvoirs pour apporter aux statuts les modifications rendues nécessaires par l'utilisation des pouvoirs ci-dessus.

Les émissions décidées en vertu de la présente autorisation devront être réalisées par le conseil d'administration dans le délai maximum autorisé par la loi.

Quatorzième résolution (Emission de valeurs mobilières composées par appel public à l'épargne, sans droit préférentiel de souscription). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, et connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, tant en France qu'à l'étranger, soit en euros, soit en monnaies étrangères, à l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution, à tout moment ou à date fixe, d'actions émises ou à émettre à cet effet.

Ces valeurs mobilières pourront prendre notamment la forme :

(i) de titres pouvant représenter une quote-part du capital de la Société assortis de bons donnant le droit de souscrire des actions de la Société ; dans ce cas, le montant nominal total des titres auxquels seront attachés les bons de souscription ne devra pas excéder 400 millions d'euros,

(ii) de valeurs mobilières de nature obligataire autres que des obligations convertibles, des obligations à bons de souscription d'actions ou des titres visés au (i) ci-dessus ; dans ce cas, le montant nominal total de ces valeurs mobilières ne devra pas excéder 3 milliards d'euros.

Le montant nominal total des actions émises sur exercice des bons visés en (i) ci-dessus ou par conversion, échange, remboursement des valeurs mobilières visées en (ii) ci-dessus, présentation d'un bon attaché à celles-ci ou de toute autre manière ne pourra, en tout état de cause et compte non tenu des ajustements susceptibles d'être opérés, excéder 400 millions d'euros.

La présente autorisation emporte de plein droit, au profit des porteurs des valeurs mobilières susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles elles donneront droit.

La somme perçue ou susceptible d'être ultérieurement perçue par la Société pour chacune des actions qui sera émise ou créée par souscription, conversion, échange, exercice de bons ou de toute autre manière, devra être au moins égale à la moyenne des premiers cours constatés à la Bourse de Paris pour les actions de la Société, pendant dix jours consécutifs choisis parmi les vingt jours de bourse qui précéderont l'émission des valeurs mobilières qui y donnent droit.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières objet de la présente autorisation.

Si la ou les émissions autorisées sont réalisées sur le marché français, le conseil d'administration pourra conférer aux actionnaires, pendant une durée et selon les modalités qu'il fixera, un délai de priorité pour souscrire les valeurs mobilières, sans donner lieu à la création de droits. Les valeurs mobilières non souscrites par les actionnaires feront l'objet d'un placement public.

L'assemblée générale donne tous pouvoirs au conseil d'administration pour fixer les dates et les montants des émissions, en déterminer les modalités ainsi que la forme des valeurs mobilières à créer, procéder à tous ajustements requis en conformité avec les dispositions légales et, généralement, prendre toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées, le tout dans le cadre des règlements et lois en vigueur.

En cas d'émission de valeurs mobilières donnant droit à l'attribution de titres de capital sur présentation d'un bon, le conseil d'administration aura tous pouvoirs pour déterminer les modalités selon lesquelles la Société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant les périodes déterminées.

L'assemblée générale confère également au conseil d'administration tous pouvoirs pour apporter aux statuts les modifications rendues nécessaires par l'utilisation des pouvoirs ci-dessus.

Les émissions décidées en vertu de la présente autorisation devront être réalisées par le conseil d'administration dans le délai maximum autorisé par la loi.

Quinzième résolution (Autorisation d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité du capital de la Société en rémunération de titres apportés à toute offre publique d'échange initiée par la Société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes et statuant conformément aux articles L. 225-148 et L. 225-129 du Code de commerce :

— décide que le conseil d'administration pourra faire usage des autorisations qui lui ont été conférées en vertu des neuvième, douzième et quatorzième résolutions ci-dessus ou de celles conférées en vertu des quinzième et dix-septième résolutions à caractère extraordinaire adoptées par l'assemblée générale mixte du 7 mai 2003, à l'effet de procéder à l'émission d'actions et/ou de valeurs mobilières donnant accès, immédiatement ou à terme, à une quotité du capital de la Société, en rémunération des titres apportés à toute offre publique d'échange initiée en France ou à l'étranger par la Société sur les titres d'une autre société admis aux négociations sur l'un des marchés réglementés visés audit article L. 225-148 ;

— prend acte que les actionnaires de la Société ne disposeront pas du droit préférentiel de souscription aux actions et/ou valeurs mobilières qui seraient émises en vertu de la présente délégation, ces dernières ayant exclusivement vocation à rémunérer les porteurs de titres qui auront apporté leur titres à l'offre ;

— prend acte que le prix des actions et valeurs mobilières qui seraient émises dans le cadre de la présente autorisation sera défini sur la base de la législation applicable en matière d'offre publique d'échange et décide, en conséquence, que les règles de fixation du prix d'émission des actions de la Société énoncées aux neuvième, douzième et quatorzième résolutions ci-dessus ou de celles conférées en vertu des quinzième et dix-septième réso-

Deuxième résolution. — Après qu'ils lui aient été présentés, et après avoir pris connaissance du rapport des commissaires aux comptes sur les omptes consolidés, l'assemblée générale approuve lesdits comptes onsolidés comprenant le bilan de l'exercice au 31 décembre 2003, le ompte de résultat, le hors bilan et les annexes.

Troisième résolution. — L'assemblée générale prend acte du rapport pécial qui lui est présenté par les commissaires aux comptes sur les onventions visées aux articles L. 225-38 et suivants du Code de commerce et déclare approuver les opérations qu'il mentionne.

Quatrième résolution. — L'assemblée générale donne aux administraeurs et au directeur général quitus entier et sans réserve de leur gestion.

Cinquième résolution. — L'assemblée générale constate que le capital ocial qui était au 31 décembre 2002 de 82 811 099,00 € est au 31 décemre 2003 de 82 811 129,50 €, soit une augmentation de 30,50 €.

Sixième résolution. — L'assemblée générale approuve les propositions 'affectation des bénéfices présentés par le conseil d'administration, et écide de répartir le résultat de 38 197 165,12 € comme suit :
— 1 765 720,15 € au titre de l'intérêt à payer aux parts sociales ;
— 3 791 024,34 € au titre du dividende à verser aux certificats coopératifs d'investissement ;
— 1 849 963,60 € au titre du dividende à verser aux certificats coopératifs d'associés ;
— 23 092 842,77 € au titre de la réserve légale ;
— 7 697 614,26 € au titre des réserves facultatives.

Septième résolution. — L'assemblée générale fixe à 4,20 % du nominal, taux d'intérêt des parts sociales pour l'exercice 2003. L'intérêt versé uvre droit à un avoir fiscal, variant selon le régime fiscal de son bénéfiiaire. Sur la base d'un avoir fiscal de 50 %, le taux global de l'intérêt 'établit à 6,30 %. Cet intérêt sera payable à partir du 1er juin 2004.

Le taux des intérêts aux parts sociales versé au titre des 3 exercices précédents est le suivant :

Exercices	Taux d'intérêt net	Avoir fiscal (50 %)	Revenu global
000	3,33 %	1,67 %	5 %
001	5,24 %	2,62 %	7,86 %
002	3,90 %	1,95 %	5,85 %

Huitième résolution. — L'assemblée générale fixe à 2,11 € net par titre la munération des certificats coopératifs d'investissement. Cette rémunéraon ouvre droit à un avoir fiscal variant selon la qualité de son bénéficiaire. r la base d'un avoir fiscal de 50 %, le dividende global revenant à un rtificat coopératif d'investissement s'établit à 3,17 €.

e dividende sera payable en numéraire à partir du 1er juin 2004. Les ontants des dividendes versés aux certificats coopératifs d'investissecnt au titre des trois exercices précédents sont les suivants :

Exercices	Dividende net par CCI	Avoir fiscal par CCI (50 %)	Revenu global
000	1,51 €	0,76 €	2,27 €
001	1,55 €	0,78 €	2,33 €
002	1,74 €	0,87 €	2,61 €

euvième résolution. — L'assemblée générale fixe à 2,11 € net par titre rémunération des certificats coopératifs d'associés. Cette rémunération vre droit à un avoir fiscal variant selon le régime fiscal de son néficiaire. Sur la base d'un avoir fiscal de 50 %, le dividende global enant à un certificat coopératif d'associés s'établit à 3,17 €.

e dividende sera payable en numéraire à partir du 1er juin 2004. Les ntants des dividendes versés aux certificats coopératifs d'associés au e des trois exercices précédents sont les suivants :

Exercices	Dividende net par CCA	Avoir fiscal par CCA (50 %)	Revenu global
00			
01	0,05 €	0,03 €	0,08 €
02	1,74 €	0,87 €	2,61 €

ixième résolution. — L'assemblée générale ordinaire autorise, formément aux dispositions de l'article L. 225-209 du Code de merce, la Caisse régionale de crédit agricole mutuel du Morbihan à opérer en bourse sur ses propres certificats coopératifs d'investissement aux fins de réguler le cours de bourse, et d'opérer des achats et des ventes en fonction des situations du marché, pour une durée qui ne pourra excéder 18 mois à compter de la présente assemblée, soit jusqu'au 25 septembre 2005.

Pendant cette période, la Caisse régionale du Morbihan pourra :
— acquérir ses propres certificats coopératifs d'investissement jusqu'à concurrence de 0,5 % du nombre de certificats coopératifs d'investissement compris dans le capital social, au prix maximum de 130 € (hors frais) par certificat coopératif d'investissement ; soit un montant maximal du programme de rachat de 1 167 790 € ;
— vendre tout ou partie des certificats coopératifs d'investissement ainsi acquis au prix minimum de 35 € (hors frais) par certificat coopératif d'investissement.

Ces opérations pourront être effectuées par intervention sur le marché ou de gré à gré, y compris sous la forme de négociation de blocs de titres, dans le respect de la réglementation en vigueur.

L'assemblée générale confère tous pouvoirs au conseil d'administration à l'effet, au nom et pour le compte de la Caisse régionale du Morbihan, de procéder à l'acquisition et à la vente des certificats coopératifs d'investissement de la Caisse régionale conformément à l'autorisation qui précède et dans les conditions qu'elle détermine, et généralement faire tout ce qui sera nécessaire à la régularité des opérations.

Onzième résolution. — L'assemblée générale donne au conseil d'administration tous les pouvoirs nécessaires à l'effet de déterminer, dans les limites fixées par les recommandations de la Fédération nationale du Crédit agricole, le montant des indemnités de temps passé allouées aux membres du conseil d'administration de la Caisse régionale.

Douzième à dix-huitième résolutions. — Renouvellement partiel du conseil d'administration.

Dix-neuvième résolution. — L'assemblée générale donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait de procès-verbal de la présente assemblée pour l'accomplissement de toutes formalités ou dépôts.

60924

CAISSE REGIONALE DE CREDIT AGRICOLE MUTUEL DE LA TOURAINE ET DU POITOU

Société coopérative à capital variable, régie par les dispositions du Livre V du Code rural, au capital de 100 109 524,75 €.

Siège social et services administratifs : 18, rue Salvador Allende, BP 307, 86008 Poitiers Cedex.

Direction générale et services administratifs : boulevard Winston Churchill, 37041 Tours Cedex.

399 780 097 R.C.S. Poitiers.

Exercice social : du 1er janvier au 31 décembre.

AVIS DE CONVOCATION

Les sociétaires sont convoqués en assemblée générale ordinaire, le vendredi 26 mars 2004, à 9 h 30, salle de conférences, au siège social, 18, rue Salvador Allende, Poitiers, à l'effet de délibérer sur l'ordre du jour suivant :

1°) Approbation des comptes individuels et consolidés de l'exercice ;
2°) Lecture des rapports des commissaires aux comptes ;
3°) Autorisation d'opérer en bourse ;
4°) Renouvellement partiel du conseil d'administration ;
5°) Taux de rémunération des parts sociales, dividendes aux C.C.I. et C.C.A. ;
6°) Répartition du résultat de l'exercice ;
7°) Pouvoir pour procéder aux formalités.

RÉSOLUTIONS PRÉSENTÉES À L'ASSEMBLÉE GÉNÉRALE ORDINAIRE DU 26 MARS 2004

Première résolution. — L'assemblée générale, après avoir entendu la lecture des rapports du conseil d'administration et des commissaires aux comptes, approuve les comptes et le bilan social de l'exercice 2003 tels qu'ils lui ont été présentés et donne quitus aux administrateurs.

Deuxième résolution. — L'assemblée générale, après avoir entendu la lecture des rapports du conseil d'administration et des commissaires aux comptes, approuve les comptes et le bilan consolidé de l'exercice 2003 tels qu'ils lui ont été présentés et donne quitus aux administrateurs.

Troisième résolution. — Après la lecture du rapport spécial des commissaires aux comptes, les sociétaires prennent acte qu'aucune convention visée par l'article L. 225-38 du Code de commerce (ancien article 101 de la loi du 24 juillet 1966) n'existe.

Quatrième résolution. — L'assemblée générale ordinaire autorise, conformément aux dispositions de l'article L. 225-209 du Code de commerce, la Caisse régionale à opérer en bourse sur ses propres certificats coopératifs d'investissement, aux fins de réguler le cours de bourse et

File No. 82-5065

Exhibit 16

BALO Notice of March 22, 2004 correcting information given in the notice of March 10, 2004 above

ment compris dans le capital social, soit 88 721 CCI, au prix maximum de 180 € (hors frais) par Certificat coopératif d'investissement, soit un montant maximal du programme de 15 969 780 € ;

— vendre tout ou partie des Certificats coopératifs d'investissement ainsi acquis, au prix minimum de 80 € (hors frais) par Certificat coopératif d'investissement.

Ces opérations pourront être effectuées par intervention sur le marché ou de gré à gré, y compris sous la forme de négociation de blocs de titres, dans le respect de la réglementation en vigueur.

L'assemblée générale confère tous pouvoirs au conseil d'administration, à l'effet, au nom et pour le compte de la Caisse régionale, de procéder à l'acquisition et à la vente des certificats coopératifs d'investissement de la Caisse régionale, conformément à l'autorisation qui précède et dans les conditions qu'elle détermine, et généralement faire tout ce qui sera nécessaire à la régularité des opérations.

Neuvième résolution. — L'assemblée générale réélit comme administrateurs pour une durée de trois ans expirant à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2005, sauf atteinte de la limite d'âge pendant ce délai :

Mmes Anne Lapineur, Anne-Marie Vansteenberghe, MM. Patrice Calais, Yves Colette, Dominique Ducroquet, Bertrand Gosse de Gorre, Jean-Pierre Roseleur, Philippe Tettard.

Dixième résolution. — L'assemblée générale constate qu'au cours de l'exercice 2003, le capital a été diminué de 122 € correspondant au remboursement de 8 parts sociales de 15,25 € nominales, ce qui porte le capital à la somme de 170 247 294,25 €.

Onzième résolution. — L'assemblée générale donne pouvoir au conseil d'administration pour fixer les indemnités à allouer dans le cadre des articles L. 512-36 du Code monétaire et financier et 18-3 des statuts.

Douzième résolution. — L'assemblée générale confère tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du procès-verbal de la réunion constatant cette délibération à l'effet d'accomplir toutes les formalités qui seront nécessaires.

61599

CAP GEMINI

Société anonyme au capital de 1 049 016 392 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

Rectificatif à l'avis préalable de réunion paru au *Bulletin des Annonces légales obligatoires* du mercredi 10 mars 2004, pages 2366 à 2370 : dans les cinquième et sixième paragraphes de la cinquième résolution (Autorisation d'un programme de rachat d'actions), il convient de lire « ...et décide que le montant total consacré à ces acquisitions ne pourra pas dépasser 655 826 700 € » (et non pas 1 311 653 400 €) et « L'assemblée générale décide que le prix maximum d'achat ne pourra excéder 50 € par action » (et non pas 100 € par action).

61617

COM SELECTION
(« la Société »)

Siège social : 23, avenue de la Porte-Neuve, L-2085 Luxembourg.
R.C. Luxembourg B-57 507.

Avis aux actionnaires

Nous vous prions de bien vouloir assister à l'assemblée générale ordinaire des actionnaires (« l'Assemblée ») qui se tiendra le jeudi 15 avril 2004 à 11 heures, au siège de la Société et qui aura pour ordre du jour :

1°) Rapports du conseil d'administration et du réviseur d'entreprises pour l'exercice social clos au 31 décembre 2003 ;
2°) Approbation des comptes annuels arrêtés au 31 décembre 2003 ;
3°) Affectation des résultats ;
4°) Donner quitus aux administrateurs pour l'accomplissement de leur mandat pour l'exercice social clos au 31 décembre 2003 ;
5°) Composition du conseil d'administration ;
6°) Renouvellement du mandat du réviseur d'entreprises pour un terme d'un an venant à échéance à la prochaine assemblée générale ordinaire ;
7°) Divers.

Les résolutions soumises à l'assemblée ne requièrent aucun quorum. Elles seront adoptées à la majorité simple des actions présentes ou représentées à l'assemblée.

Pour avoir le droit d'assister ou de se faire représenter à cette assemblée, les propriétaires d'actions au porteur doivent avoir déposé leurs titres cinq jours francs avant l'assemblée au siège social de la Société, où des formulaires de procuration sont disponibles.

Les propriétaires d'actions nominatives doivent dans le même délai informer par écrit (lettre ou procuration) le conseil d'administration de l'intention d'assister à l'assemblée.

Pour le conseil d'administration.

61610

COMALAIT GROUPE

Société anonyme au capital de 4 420 000 €.
Siège social : Rue de la Croix des Vernes, 03270 Saint-Yorre.
332 759 190 R.C.S. Cusset.

Rectificatif à l'avis de réunion valant avis de convocation publié au *Bulletin des Annonces légales obligatoires* du 20 février 2004. La quatrième résolution est à modifier comme suit :

Quatrième résolution :

L'assemblée générale décide d'affecter le bénéfice de l'exercice, s'élevant à	4 240 235 €
Augmenté du report à nouveau, s'élevant à la somme de	998 902 €
Soit un montant de	5 239 137 €

De la manière suivante :

A la réserve légale, la somme de	212 012 €
A la réserve de plus-value à long-terme, la somme de	486 536 €
Aux « Autres réserves », la somme de	4 110 607 €
Au compte « Report à nouveau », le solde, soit la somme de	429 982 €
	5 239 137 €

étant précisé que l'affectation à la réserve légale vaut affectation à due concurrence à la réserve de plus-value à long-terme.

Elle donne acte au conseil d'administration de la mention dans son rapport de l'absence de distribution de dividendes au titre des trois derniers exercices.

61612

COOP MONETAIRE

Société d'investissement à capital variable.
Siège social : 14, rue Lord Byron, 75008 Paris.
389 488 255 R.C.S. Paris.

Avis de réunion

MM. les actionnaires sont convoqués en assemblée générale ordinaire le mercredi 30 avril 2004 à 18 heures, au 12, rue Godot de Mauroy, 75009 Paris.

L'assemblée est appelée à l'effet de délibérer sur l'ordre du jour et le projet de résolution suivants :

— Lecture du rapport de gestion du conseil d'administration sur les comptes de l'exercice clos le 31 décembre 2003 ;
— Lecture des rapports du commissaire aux comptes sur les comptes de cet exercice ;
— Approbation des comptes de l'exercice clos le 31 décembre 2003 et affectation des résultats ;
— Conventions réglementées ;
— Renouvellement des administrateurs ;
— Nomination du censeur ;
— Quitus à donner aux administrateurs ;
— Questions diverses ;
— Pouvoirs.

Résolutions

Première résolution (Approbation des comptes de l'exercice clos le 31 décembre 2003 et affectation du résultat). — L'assemblée générale, après avoir entendu la lecture du rapport de gestion du conseil d'administration et du rapport du commissaire aux comptes, approuve les comptes annuels de l'exercice clos le 31 décembre 2003, ainsi que les opérations traduites par lesdits comptes et résumées dans le rapport de gestion, faisant ressortir un résultat net de 363 572,75 €.

File No. 82-5065

Exhibit 17

BALO Notice of March 26, 2004, regarding the Ordinary and Extraordinary Shareholders' Meeting of April 15, 2004

PROJET DE RESOLUTIONS

Première résolution. — L'assemblée générale, après avoir entendu lecture des rapports du conseil d'administration et du commissaire aux comptes, approuve :

— les comptes de l'exercice clos le 31 décembre 2003 ainsi que les opérations traduites dans ces comptes ou résumées dans ces rapports ;

— elle constate que l'actif net s'élève au 31 décembre 2003 à 82 351 910,96 € divisé en 231 461 actions C et 24 840 actions D.

Deuxième résolution. — L'assemblée générale prend acte du rapport qui lui est présenté par le président du conseil d'administration en application de l'article L. 225-37 du Code de commerce relatif aux conditions de préparation et d'organisation des travaux du conseil, aux procédures de contrôle interne et aux limitations éventuelles aux pouvoirs du directeur général.

Troisième résolution. — L'assemblée générale prend acte du rapport spécial qui lui est présenté par le commissaire aux comptes, en application de l'article L. 225-38 du Code de commerce et déclare approuver les conclusions de ce rapport.

Quatrième résolution. — L'assemblée générale constate que le résultat à affecter au titre de l'exercice clos le 31 décembre 2003 augmenté du report à nouveau s'élève à 1 349 235,58 €. L'assemblée générale décide de donner à ces revenus l'affectation suivante :

— Capitalisation de la part du résultat attachée aux actions « C » pour un montant total de 1 254 468,28 €, soit un montant unitaire de 5,26 € ;

— Inscription au crédit du compte « Report à nouveau » de la somme de 126,90 € ;

— Attribution de la somme de 94 640,40 € aux titulaires d'actions « D » à titre de dividendes, soit un montant unitaire net de 3,81 €.

Le crédit d'impôt unitaire afférent au dividende distribué sera déterminé en fonction du nombre d'actions en circulation au jour du règlement. L'assemblée générale fixe ce jour au 19 mai 2004.

Cinquième résolution. — L'assemblée générale donne aux administrateurs quitus entier et sans réserve de leur gestion pour l'exercice 2003.

Sixième résolution. — L'assemblée générale fixe à 3 835 € le montant global des jetons de présence mis à la disposition du conseil d'administration pour l'exercice 2003.

Septième résolution. — L'assemblée générale ratifie la cooptation de Dominique Ziegler effectuée par le conseil d'administration le 12 février 2004 en remplacement de M. Jean-Michel Laty. Le mandat de Mme Ziegler arrivera à échéance à la même date que celui de son prédécesseur, soit à l'issue de l'assemblée générale ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2004.

Huitième résolution. — L'assemblée générale donne tous pouvoirs au porteur d'une copie ou d'un extrait des présentes pour l'accomplissement de toutes formalités légales de dépôts et de publicité.

Le bilan, le compte de résultat, la composition des actifs, les rapports du conseil d'administration, du président du conseil d'administration et du commissaire aux comptes sont tenus à la disposition des actionnaires au siège social de la société et seront adressés gratuitement aux actionnaires qui en feront la demande. Les demandes d'inscription par les actionnaires de projets de résolutions doivent être envoyées dans un délai de dix jours à compter de la publication du présent avis. Tout actionnaire sera admis à l'assemblée quel que soit le nombre d'actions qu'il détient, il pourra se faire représenter par son conjoint ou par un mandataire lui-même actionnaire. Pour avoir le droit d'assister ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte nominatif pur ou en compte nominatif administré, cinq jours au moins avant la date de l'assemblée.

Les propriétaires d'actions au porteur devront faire parvenir dans le même délai, au siège social de la société Ecofi Investissements, 48, rue Notre Dame des Victoires, 75002 Paris, un certificat d'immobilisation délivré par un intermédiaire teneur de comptes habilité (banque, société de bourse, établissement financier). Un formulaire de vote par correspondance sera remis ou adressé à tout actionnaire qui en fera la demande au plus tard six jours avant la date de la réunion. Dans ce cas, ils n'auront plus la possibilité de se faire représenter par procuration ou de participer directement à l'assemblée. Le formulaire devra être renvoyé de telle façon que les services de la société Ecofi Investissements puissent le recevoir au plus tard trois jours avant la tenue de l'assemblée.

Cet avis vaut avis de convocation sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demandes d'inscription de projets de résolutions par les actionnaires.

Le conseil d'administration.

887

CAP GEMINI

Société anonyme au capital de 1 049 016 392 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

AVIS DE CONVOCATION

Mmes et MM. les actionnaires de Cap Gemini sont convoqués en assemblée générale mixte le jeudi 15 avril 2004 à 9 h 30 au siège social de la Société, à Paris (17e), 11, rue de Tilsitt, et, à défaut de quorum, le jeudi 29 avril 2004 à 10 heures à l'Empire, 41, avenue de Wagram, 75017 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

Assemblée à caractère ordinaire :

— Rapport de gestion du conseil d'administration, présentation des comptes annuels et des comptes consolidés de l'exercice clos le 31 décembre 2003 ;

— Présentation du rapport général et du rapport spécial de MM. les commissaires aux comptes sur l'exécution de leur mission et les conventions visées à l'article L. 225-38 du Code de commerce ;

— Examen et approbation des comptes annuels de l'exercice 2003 ;

— Affectation du résultat de l'exercice ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet de faire racheter par la Société ses propres actions ;

— Ratification de la nomination d'un administrateur.

Assemblée à caractère extraordinaire :

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'annuler les actions rachetées par la Société ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'augmenter le capital social pour le porter jusqu'à un montant nominal maximum de 1,5 milliard d'euros, en une ou plusieurs fois et par tous moyens ; avec droit préférentiel des actionnaires à la souscription des actions à émettre en cas d'augmentation du capital social en numéraire ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'augmenter le capital social en numéraire, sans droit préférentiel des actionnaires à la souscription des actions à émettre, dans la limite du plafond de 1,5 milliard d'euros mentionné au point précédent ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet de réaliser une augmentation de capital d'un montant nominal maximum de 28 millions d'euros réservée aux adhérents d'un Plan d'Epargne d'Entreprise du Groupe à créer le cas échéant ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des bons à émettre ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des valeurs mobilières à émettre ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité du capital de la Société en rémunération des titres apportés à toute offre publique d'échange initiée par la Société ;

— Plafond général des autorisations financières.

Les actionnaires qui désireraient assister à cette assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'assemblée, aux guichets des établissements co-domiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de

l'assemblée au siège social de la Société ou à Euro Emetteurs Finance, assemblées générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation d'immobilisation de leurs actions.

Tout actionnaire ayant transmis sa formule de procuration ou son formulaire de vote par correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15 heures (heure de Paris) la veille de l'assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Liste des établissements co-domiciles :
- — Crédit lyonnais ;
- — Lazard Frères Banque ;
- — BNP Paribas ;
- — CDC Ixis ;
- — Crédit Agricole Investor Services Corporate Trust ;
- — Natexis Banques populaires ;
- — Société générale.

Conformément à la loi, tous les documents qui doivent être communiqués à l'assemblée générale seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au *Bulletin des Annonces légales obligatoires* du 10 mars 2004, pages 2366 à 2370 et un avis rectificatif à cet avis préalable de réunion a été publié au *Bulletin des Annonces légales obligatoires* du 22 mars 2004, page 3339.

Le conseil d'administration.

62007

LE CARBONE LORRAINE

Société anonyme au capital de 22 395 780 €.
Siège social : Immeuble Lafayette, 2-3, place des Vosges, 92400 Courbevoie.
572 060 333 R.C.S Nanterre.

Avis de réunion

MM. les actionnaires seront prochainement convoqués en assemblée générale mixte à l'effet de délibérer sur l'ordre du jour et les projets de résolutions suivants :

Ordre du jour.

Au titre de l'assemblée générale ordinaire :
1°) Approbation des comptes de la Société ;
2°) Approbation des comptes consolidés ;
3°) Affectation du résultat de la Société ;
4°) Approbation du rapport des commissaires aux comptes ;
5°) Achat d'actions Carbone Lorraine ;
6°) Renouvellement du mandat d'un commissaire aux comptes ;
7°) Nomination d'un commissaire aux comptes ;
8°) Ratification de la cooptation d'un administrateur ;
9°) Pouvoirs.

Au titre de l'assemblée générale extraordinaire :
10°) Emission avec maintien du droit préférentiel de souscription de valeurs mobilières donnant accès au capital ;
11°) Emission avec suppression du droit préférentiel de souscription de valeurs mobilières donnant accès au capital ;
12°) Limitation globale des autorisations ;
13°) Augmentation de capital réservée aux salariés adhérents au plan d'épargne groupe ;
14°) Pouvoirs pour formalités.

Projet de résolutions

De la compétence de l'assemblée générale ordinaire.

Première résolution (Approbation des comptes). — L'assemblée générale, après avoir pris connaissance du rapport de gestion du conseil d'administration et entendu lecture des rapports des commissaires aux comptes sur le bilan et les comptes de l'exercice 2003 de la Société, approuve les comptes tels qu'ils lui ont été présentés, toutes les opérations traduites par ces comptes, les évaluations y figurant ainsi que les imputations aux comptes d'amortissement et de provisions.

Elle décide en conséquence d'arrêter à 14 436 350,92 € le solde débiteur du compte de résultat.

Deuxième résolution (Approbation des comptes consolidés). — L'assemblée générale, après avoir pris connaissance du rapport de gestion du conseil d'administration et entendu lecture des rapports des commissaires aux comptes sur le bilan et les comptes consolidés de l'exercice 2003, approuve les comptes tels qu'ils lui ont été présentés, toutes les opérations traduites par ces comptes consolidés, les évaluations y figurant ainsi que les imputations aux comptes d'amortissement et de provisions.

Elle décide en conséquence d'arrêter à 38 234 000 € le solde déficitaire du compte de résultat consolidé.

Troisième résolution (Affectation du résultat de la Société). — L'assemblée générale, sur proposition de conseil d'administration, décide d'affecter la perte de l'exercice se montant à 14 436 350,92 €, diminuée du report à nouveau créditeur existant de 1 127 995,60 €, soit un montant net de 13 308 355,32 € au poste primes de conversion des obligations en actions.

Il est rappelé, conformément à la loi, qu'au cours des trois exercices précédents il a été distribué les dividendes suivants :

En euros	Dividende net	Avoir fiscal	Revenu global
2000	1,06	0,53	1,59
2001	0,80	0,40	1,20
2002	0,60	0,30	0,90

Quatrième résolution (Approbation du rapport des commissaires aux comptes). — L'assemblée générale, après avoir entendu la lecture du rapport établi par les commissaires aux comptes en exécution des dispositions de l'article L. 225-40 du Code de commerce, prend acte de son contenu et l'approuve.

Cinquième résolution (Achat d'actions Carbone Lorraine). — L'assemblée générale, après avoir entendu la lecture du rapport du conseil d'administration et pris connaissance de la note d'information visée par l'AMF, autorise, dans les conditions prévues par l'article L. 225-209 et suivants du Code de commerce, le conseil d'administration à acquérir un nombre d'actions de la société représentant jusqu'à 10 % du nombre des actions composant le capital social de la société, soit 1 119 789 actions.

L'assemblée générale décide que les acquisitions d'actions pourront être effectuées en vue de la régularisation des cours de bourse par intervention systématique en contre-tendance, de l'attribution ou de la cession des actions aux salariés dans le cadre de la participation aux fruits de l'expansion de l'entreprise, de plans d'actionnariat salarial ou de plans d'épargne d'entreprise, de leur utilisation dans le cadre d'opérations de croissance externe ou, plus généralement, de leur conservation, leur cession ou leur transfert par la mise en œuvre d'une politique de gestion patrimoniale et financière.

Le prix maximum d'achat est fixé à 60 € par action et le prix minimum de vente à 30 € par action.

Ces prix sont fixés sous réserve des ajustements liés aux éventuelles opérations sur le capital de la Société. Compte tenu du prix maximal d'achat ainsi défini, le montant maximal global des achats ne pourra excéder 63 708 780 €.

Les achats, cessions ou transferts de ces actions pourront être effectués à tout moment et par tous moyens, y compris par l'utilisation de mécanismes optionnels et par le biais d'acquisitions auprès de tiers identifiés.

Les actions acquises en application de la présente résolution pourront, en tout ou en partie, soit être conservées, soit cédées ou transférées par tout moyen. Elles pourront également être annulées par réduction du capital dans les conditions prévues par la loi.

L'autorisation est valable jusqu'à l'assemblée générale appelée à statuer sur les comptes de l'exercice 2004 ; ce délai ne saurait, en tout état de cause, être supérieur à 18 mois.

L'assemblée générale donne tous pouvoirs au conseil d'administration, avec faculté de délégation au président, pour passer tous ordres de bourse, conclure tous accords, effectuer toutes formalités et, d'une manière générale, faire le nécessaire pour l'application de la présente autorisation.

Sixième résolution (Renouvellement du mandat d'un commissaire aux comptes). — L'assemblée générale, après avoir entendu la lecture du rapport du conseil d'administration, décide de renouveler le mandat :

— du cabinet Deloitte Touche Tohmatsu, sis 185, avenue Charles de Gaulle, 92524 Neuilly-sur-Seine Cedex, en qualité de commissaire aux comptes titulaire ; et,

— de la société Beas, 7-9 villa Houssay, 92524 Neuilly-sur-Seine Cedex, en qualité de commissaire aux comptes suppléant du cabinet Deloitte Touche Tohmatsu,

respectivement pour un mandat de 6 exercices qui expirera à l'issue de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice clos le 31 décembre 2009.

File No. 82-5065

Exhibit 18

Notice of March 26, 2004 in a Legal Newspaper regarding the same as above

déterminé le jour de la mise en ient du dividende.

st rappelé les distributions de divi- s au cours des trois derniers exer- :

rcice 2000 : actions D = 0,10 €) assortis d'un crédit d'impôt de (0,33 F).

rcice 2001 : actions D = 0,49 €) assortis d'un crédit d'impôt de (1,64 F).

rcice 2002 : actions D = 0,59 €) assortis d'un crédit d'impôt de (1,70 F).

lividende sera mis en paiement le i 2004 tous les actionnaires déte- les actions de distribution existant late de *mise en paiement du divi-* , auront droit à celui-ci.

paiement sera effectué sans frais uichets des établissements sui- toutes les Caisses Fédérales et es de CREDIT MUTUEL.

Troisième résolution

semblée générale prend acte du spécial établi par le Commissaire omptes *en exécution de l'article* du Code de Commerce et en ve les conclusions.

Quatrième résolution

semblée générale décide - sur pro- n du conseil d'administration et mément à l'article 15 des statuts - de renouveler le mandat d'ad- ateur de la CAISSE FEDERALE EDIT MUTUEL DE LOIRE-ATLAN- et du CENTRE-OUEST pour une de six exercices, soit jusqu'à l'as- générale appelée à statuer sur iptes de l'exercice clos le dernier Bourse du mois de décembre

Cinquième résolution

emblée générale donne tous pou- u porteur d'une copie ou d'un du présent procès-verbal pour us dépôts et publications pres- r la loi.

pouvoir assister à cette assem-

s propriétaires d'actions nomina- vront être inscrits sur les regis- la société avant la date de réu- xée au 27 avril 2004 ;

s propriétaires d'actions au por- vont faire parvenir, trois jours date de l'assemblée, au siège de été, un certificat d'immobilisation par l'intermédiaire habilité (ban- *ablissement financier) teneur de* mptes.

ctionnaires qui ne pourront assis- ssemblée ont la faculté :

s'y faire représenter par un ire lui-même actionnaire, ou par joint, muni d'un pouvoir rempli ;

dresser à la société une procura- s indication de mandat ;

voter par correspondance ément à la loi 83-1 du 3 janvier ses décrets d'application. Dans les propriétaires d'actions peu- ercer ce vote au moyen d'un re qu'ils devront demander à la par lettre recommandée avec d'avis de réception ou retirer de la société six jours au plus nt l'assemblée. *Ce formulaire* remis ou adresser accompagné ments prévus par la loi.

rmulaire mentionné ci-dessus d trois possibilités de vote et *ur devra intervenir au plus tard* s avant l'assemblée.

plication des dispositions léga- actionnaires pourront dans le dix jours à compter de la pré- sertion, requérir l'inscription à u jour de cette assemblée de le résolutions. Leur demande adressée au siège social de la par lettre recommandée avec e réception.

é des comptes :

ionnaires sont informés que le ompte de résultat et la compo- s actifs ont été déposés au Tribunal de Commerce de dits documents sont tenus à la disposition des actionnaires au siège social de la société et seront envoyés gratuitement à ceux qui en feront la demande.

Cet avis tiendra lieu d'avis de convocation sous réserve qu'il n'y ait pas de modifications apportées à l'ordre du jour ou aux projets de résolutions.

Le conseil d'administration.

011370 - Petites-Affiches

ECUREUIL TRIMESTRIEL

Société d'investissement
à capital variable
Siège social :
11-15, rue Saint-Georges
75009 PARIS
R.C.S. Paris B 347 834 145

AVIS DE CONVOCATION
EN ASSEMBLEE GENERALE ORDINAIRE

Messieurs les actionnaires de la SICAV " ECUREUIL TRIMESTRIEL " sont convoqués en Assemblée Générale Ordinaire le lundi 26 avril 2004 à 11 h au siège social, 11-15, rue Saint-Georges à Paris (9ème) en vue de délibérer sur l'ordre du jour suivant :

1. Présentation du rapport du Conseil d'administration et des rapports du *Commissaire aux Comptes.*
2. Examen et approbation du bilan et des comptes de l'exercice 2003. Affectation des résultats.
3. Approbation des opérations et conventions visées au rapport spécial établi par le Commissaire aux Comptes en application de l'article L. 225-40 du Code de Commerce.
4. *Renouvellement de mandats.*
5. Questions diverses.

Tout actionnaire peut participer à cette assemblée. Toutefois, seront seuls admis à assister à l'assemblée, à s'y faire représenter ou à voter par correspondance, les actionnaires qui auront préalablement justifié de cette qualité :

— en ce qui concerne leurs actions nominatives, par l'inscription desdites actions en compte nominatif pur ou administré cinq jours au moins avant la date de l'assemblée,

— en ce qui concerne leurs actions au porteur ou inscrites en compte ou " nominatif administré ", par la remise, dans le même délai, d'un certificat établi *par l'intermédiaire financier habilité* constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée.

Les actionnaires ne pouvant assister personnellement à cette assemblée peuvent se procurer un document unique de vote par correspondance ou par procuration à l'adresse suivante : Ecureuil Gestion - secrétariat général - c/o SICAV ECUREUIL TRIMESTRIEL, 11-15, rue Saint-Georges, Paris 9ème. Leur demande doit être effectuée par lettre recommandée avec accusé de réception, et parvenir à l'adresse indiquée ci-dessus six jours au moins avant la date prévue à l'assemblée.

Les indications de vote ne seront prises en considération que si le document unique dûment remplis, signé et accompagné de l'attestation de blocage, délivrée par l'établissement teneur en compte, parvient à l'adresse indiquée ci-dessus au moins trois jours avant la réunion de l'assemblée.

En aucun cas, les actionnaires ne peuvent retourner un document portant, à la fois, une indication de procuration et des indications de votes par correspondance.

Les actionnaires sont également informés que les comptes annuels ont été déposés au Greffe du Tribunal de Commerce de Paris et sont à leur disposition au siège social.

Le Conseil d'administration.

172165 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.049.016.392 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

AVIS DE CONVOCATION

Mesdames et Messieurs les actionnaires de CAP GEMINI sont convoqués en Assemblée Générale Mixte le jeudi 15 avril 2004 à 9 heures 30 au siège social *de la Société, à Paris (17e), 11, rue de* Tilsitt, et, à défaut de quorum, le jeudi 29 avril 2004 à 10 heures à l'Empire, 41, avenue de Wagram, 75017 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

ORDRE DU JOUR

Assemblée à caractère ordinaire :

— Rapport de gestion du Conseil d'Administration, présentation des comptes annuels et des comptes consolidés de l'exercice clos le 31 décembre 2003 ;

— Présentation du rapport général et du rapport spécial de MM. les Commissaires aux Comptes sur l'exécution de *leur mission et les conventions visées à* l'article L. 225-38 du Code de Commerce ;

— Examen et approbation des comptes annuels de l'exercice 2003 ;

— Affectation du résultat de l'exercice ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet de faire racheter par la Société ses propres actions ;

— Ratification de la nomination d'un administrateur.

Assemblée à caractère extraordinaire :

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'annuler les actions rachetées par la société ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'augmenter le capital social pour le porter jusqu'à un montant nominal maximum de 1,5 milliard d'euros, en une ou plusieurs fois et par tous moyens ; avec droit préférentiel des actionnaires à la souscription des actions à émettre en cas d'augmentation du capital social en numéraire ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'augmenter le capital social en numéraire, sans droit préférentiel des action*naires à la souscription des actions à* émettre, dans la limite du plafond de 1,5 milliard d'euros mentionné au point précédent ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet de réaliser une augmentation de capital d'un montant nominal maximum de 28 millions d'euros réservée aux adhérents d'un Plan d'Epargne d'Entreprise du Groupe à créer le cas échéant ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des bons à émettre ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des valeurs mobilières à émettre ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité du capital de la Société en rémunération des titres apportés à toute offre publique d'échange initiée par la Société ;

— Plafond général des autorisations financières.

Les actionnaires qui désireraient assister à cette Assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs *titres inscrits en compte cinq jours au* moins avant la date de cette Assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette Assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'Assemblée, aux guichets des établissements codomiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par corresponsance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur *désirant* voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements codomiciles ci-après mentionnés ledit formulaire et ses *annexes* ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'Assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège social de la Société ou à Euro Emetteurs Finance, Assemblées Générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur devront *joindre au formulaire* l'attestation d'immobilisation de leurs actions.

Tout actionnaire ayant transmis sa formule de procuration ou son formulaire de vote par correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15 h (heure de Paris), la veille de l'Assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'Assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Liste des établissements codomiciles :

— Crédit Lyonnais.

— Lazard Frères Banque.

— BNP Paribas.

— CDC IXIS.

— Crédit Agricole Investor Services Corporate Trust.

— Natexis Banques Populaires.

— Société Générale.

Conformément à la loi, tous les docu*ments qui doivent être communiqués* à l'Assemblée Générale seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social.

L'avis préalable de réunion a été publié au **Bulletin des Annonces Légales Obligatoires** du 10 mars 2004, pages 2366 à 2370 et un avis rectificatif à cet avis préalable de réunion a été publié au **Bulletin des Annonces Légales Obligatoires** du 22 mars 2004, page 3339.

Le Conseil d'Administration.

File No. 82-5065

Exhibit 19

BALO Second Notice of April 21, 2004 giving Notice and Agenda of the Ordinary and Extraordinary Shareholders' Meeting of April 29, 2004

Quatrième résolution. — L'assemblée générale, après avoir entendu le rapport spécial des commissaires aux comptes sur les opérations visées à l'article L. 214-76 du Code monétaire et financier, prend acte de ce rapport et approuve son contenu.

Cinquième résolution. — L'assemblée générale renouvelle l'autorisation donnée à la société de gestion de procéder, dans le cadre du décret 71-524 du 1er juillet 1971 modifié et après avis du conseil de surveillance, à la cession d'un ou plusieurs éléments du patrimoine immobilier et ce, aux conditions qu'elle jugera convenables.

La présente autorisation est valable pour une durée expirant à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2004.

Sixième résolution. — L'assemblée générale autorise la société de gestion à percevoir, pour l'analyse et le suivi des dossiers de cession et d'acquisition d'éléments du patrimoine survenus au cours de l'exercice 2003, un complément d'honoraires de gestion exceptionnel de 23 000 €.

Septième résolution. — L'assemblée générale autorise la société de gestion à procéder, après consultation du conseil de surveillance, à des acquisitions payables à terme et à la souscription d'emprunts (avec constitution des garanties appropriées et, notamment, de toutes sûretés réelles y compris sous forme hypothécaire) et ce, aux charges et conditions qu'elle jugera convenables et dans la limite de 10 % des fonds propres de la société, tels qu'ils ressortiront à la prise d'effet de la présente résolution.

La présente autorisation est valable pour une durée expirant à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2004.

Huitième résolution. — L'assemblée générale fixe le montant global de rémunération du conseil de surveillance à 3 500 €, étant entendu qu'il appartiendra audit conseil de se répartir cette somme.

L'assemblée générale autorise en outre le remboursement des frais de déplacement à tout membre du conseil de surveillance qui en fera la demande au vu de justificatifs et selon les modalités fixées par le conseil.

Cette décision s'applique à compter de l'exercice 2004 et sera maintenue jusqu'à nouvelle décision d'une assemblée générale.

Neuvième résolution. — L'assemblée générale confère tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait des présentes à l'effet d'accomplir toutes formalités de dépôt, publicité ou autres qu'il appartiendra.

Décisions de la compétence de l'assemblée générale extraordinaire.

Première résolution. — L'assemblée générale, après avoir entendu la lecture du rapport de la société de gestion décide, sur la base de l'article L. 341-10-1°, nouveau, du Code monétaire et financier, de limiter la responsabilité de chaque associé et de modifier l'article 12 des statuts comme suit :

Article 12 - Responsabilité des associés :

Dans leurs rapports entre eux, les associés sont tenus des dettes et obligations sociales dans la proportion du nombre de parts leur appartenant.

La responsabilité des associés ne peut être mise en cause que si la société a été préalablement et vainement poursuivie.

La responsabilité de chaque associé à l'égard des tiers n'est engagée qu'à hauteur de sa part au capital.

Deuxième résolution. — L'assemblée générale, après avoir entendu la lecture du rapport de la société de gestion, décide d'harmoniser les statuts de la société avec les dispositions législatives et réglementaires, en vigueur, applicables aux sociétés civiles de placement immobilier et, plus particulièrement, avec la loi n° 70-1300 du 31 décembre 1970, modifiée et codifiée dans le Code monétaire et financier ainsi qu'avec la loi du ... juillet 2001 relative au marché des parts de SCPI. En conséquence, l'assemblée générale adopte article par article, puis dans son ensemble, le nouveau texte des statuts, y relatif, tel qu'il lui a été présenté.

Troisième résolution. — L'assemblée générale, en conséquence des différentes modifications ci-dessus décidées et, plus généralement, de la refonte des statuts de la société telle qu'elle lui a été présentée, adopte dans son ensemble le nouveau texte des statuts qui régira désormais la société.

Quatrième résolution. — L'assemblée générale confère tous pouvoirs au porteur d'une copie ou d'un extrait du présent procès-verbal pour effectuer les formalités qu'il appartiendra.

Dans l'hypothèse où, faute de quorum requis, l'assemblée ne pourrait délibérer le lundi 10 mai 2004, les associés sont d'ores et déjà convoqués le mardi 25 mai 2004 à 10 h 30, 130, rue du Faubourg Saint-Honoré, Paris (75008), afin de délibérer sur le même ordre du jour.

CAP GEMINI

Société anonyme au capital de 1 051 011 824 €.
Siège social à Paris (17e), 11, rue de Tilsitt.
330 703 844 R.C.S. Paris.

AVIS DE DEUXIÈME CONVOCATION

L'assemblée générale mixte convoquée pour le jeudi 15 avril 2004 à 9 h 30 au siège social de la Société, à Paris (17e), 11, rue de Tilsitt, n'ayant pu valablement délibérer faute de quorum, Mmes et MM. les actionnaires de Cap Gemini sont convoqués à nouveau en assemblée générale mixte pour le jeudi 29 avril 2004 à 10 heures à l'Empire, 41, avenue de Wagram, 75017 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

Assemblée à caractère ordinaire :

— Rapport de gestion du conseil d'administration, présentation des comptes annuels et des comptes consolidés de l'exercice clos le 31 décembre 2003 ;

— Présentation du rapport général et du rapport spécial de MM. les commissaires aux comptes sur l'exécution de leur mission et les conventions visées à l'article L. 225-38 du Code de commerce ;

— Examen et approbation des comptes annuels de l'exercice 2003 ;

— Affectation du résultat de l'exercice ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet de faire racheter par la Société ses propres actions ;

— Ratification de la nomination d'un administrateur.

Assemblée à caractère extraordinaire :

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'annuler les actions rachetées par la Société ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'augmenter le capital social pour le porter jusqu'à un montant nominal maximum de 1,5 milliard d'euros, en une ou plusieurs fois et par tous moyens ; avec droit préférentiel des actionnaires à la souscription des actions à émettre en cas d'augmentation du capital social en numéraire ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'augmenter le capital social en numéraire, sans droit préférentiel des actionnaires à la souscription des actions à émettre, dans la limite du plafond de 1,5 milliard d'euros mentionné au point précédent ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet de réaliser une augmentation de capital d'un montant nominal maximum de 28 millions d'euros réservée aux adhérents d'un Plan d'épargne d'entreprise du Groupe à créer le cas échéant ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des bons à émettre ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des valeurs mobilières à émettre ;

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité du capital de la Société en rémunération des titres apportés à toute offre publique d'échange initiée par la Société ;

— Plafond général des autorisations financières.

Les actionnaires qui désireraient assister à cette assemblée voudront bien en faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'assemblée, aux guichets des établissements co-domiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes ont été adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'assemblée.

e) Est supprimée toute référence au d). »
Le point 2 est sans changement.

Trentième résolution (Harmonisation des articles 16-1 ; 20 ; 23 et 25 des statuts avec les récentes dispositions légales). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration, décide de modifier comme suit les statuts de la Société, afin de les mettre en conformité notamment avec les nouvelles dispositions du Code de commerce issues de la loi de sécurité financière du 1er août 2003 :

1°) Article 16-1 « Président du conseil d'administration » :
Conformément à la loi de sécurité financière du 1er août 2003, la notion de représentation du conseil d'administration par le président est supprimée.
En conséquence, l'article 16-1 est rédigé comme suit :
« Le président du conseil d'administration organise et dirige les travaux du conseil d'administration (le reste de l'article est sans changement). »

2°) Article 20 « Conventions entre la Société, ses administrateurs et ses actionnaires » :
La loi de sécurité financière du 1er août 2003 a substitué le seuil de 5 % de détention des droits de vote détenus par un actionnaire à celui de 10 %.
En conséquence, au 1er alinéa de l'article 20, 5e ligne, le pourcentage de 5 % est remplacé par 10 %.
En outre, il doit être précisé, à l'article 20 alinéa 4 des statuts, conformément à l'article L. 225-39 du Code de commerce, modifié par la loi du 1er août 2003 que : « Les opérations courantes conclues à des conditions normales, sauf lorsqu'en raison de leur objet ou de leurs implications financières, elles ne sont significatives pour aucune des parties, sont communiquées par l'intéressé au président du conseil d'administration. »

3°) Article 23 « Commissaires aux comptes » :
Conformément au nouvel article L. 822-14 du Code de commerce introduit par la loi de sécurité financière, la mention « Ils sont toujours rééligibles » est supprimée.

4°) Article 25 « Conditions d'admission aux assemblées -vote » :
Le deuxième alinéa du 1° de l'article 25 est supprimé conformément à la loi NRE du 15 mai 2001 qui a abrogé les dispositions relatives au nombre minimum d'actions requis pour assister aux assemblées générales ordinaires.

Trente et unième résolutions (Délégation de pouvoirs pour accomplir les formalités). — L'assemblée générale confère tous pouvoirs au porteur d'un original, d'un extrait ou d'une copie du procès-verbal de la présente assemblée pour effectuer tous dépôts ou formalités nécessaires.

Pour avoir le droit d'assister ou de se faire représenter à l'assemblée, les actionnaires nominatifs devront être inscrits en compte nominatif pur ou administré, cinq jours au moins avant la date de l'assemblée.
Les actionnaires au porteur doivent, cinq jours au moins avant la date fixée pour l'assemblée, demander, à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.
Cette attestation devra être adressée à la Société générale, service des assemblées, BP 81236, 44312 Nantes Cedex 03.
Les demandes de formulaire de vote par correspondance doivent être faites par écrit et doivent être reçues par la Société générale ou par la Société au siège social, six jours au moins avant la date de l'assemblée.
Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis parvenus à la Société générale ou au siège de la Société, trois jours au moins avant la date prévue de l'assemblée.
Conformément à la loi, tous les documents devant être communiqués à l'assemblée seront tenus, dans les délais légaux, à la disposition des actionnaires, au siège social 68, route de Versailles, 78430 Louveciennes, et à la Société générale, service des assemblées, à l'adresse ci-dessus.
Les demandes d'inscription de projets de résolutions à l'ordre du jour de l'assemblée, sous réserve de remplir les conditions prescrites par la loi, doivent être envoyées à la Société dans le délai de 10 jours à compter de la publication du présent avis, par lettre recommandée avec demande d'avis de réception.
La possibilité de voter par Internet pour la présente assemblée n'est pas prévue par la Société.

Le conseil d'administration.

'54

BUROBOUTIC

Société civile de placement immobilier au capital de 75 794 250 €.
Siège social : 20, place de l'Iris, 92400 Courbevoie.
339 967 473 R.C.S. Nanterre.

Avis de convocation à l'assemblée générale mixte

Les associés de la société civile de placement immobilier Buroboutic sont convoqués en assemblée générale mixte à Courbevoie, à l'hôtel Novotel, 2 boulevard de Neuilly, La Défense 1, 92081 Paris-La Défense Cedex, salle Manhattan, le lundi 10 mai 2004 à 14 h 30 pour délibérer sur l'ordre du jour suivant :
Décisions de la compétence de l'assemblée générale ordinaire :
1°) Rapports de la société de gestion, du conseil de surveillance et des commissaires aux comptes sur l'exercice 2003 ;
2°) Approbation des comptes de l'exercice 2003 et affectation du résultat ;
3°) Approbation des valeurs comptable, de réalisation et de reconstitution de la société au 31 décembre 2003 ;
4°) Approbation du rapport spécial des commissaires aux comptes sur les opérations visées à l'article L. 214-76 du Code monétaire et financier ;
5°) Renouvellement de l'autorisation donnée à la société de gestion de procéder à la cession d'un ou plusieurs éléments du patrimoine immobilier ;
6°) Autorisation à donner à la société de gestion de percevoir un complément d'honoraires de gestion ;
7°) Autorisation à donner à la société de gestion de procéder à des acquisitions payables à terme et de contracter des emprunts au nom de la SCPI Buroboutic ;
8°) Rémunération du conseil de surveillance ;
9°) Questions diverses ;
10°) Pouvoirs.

Décisions de la compétence de l'assemblée générale extraordinaire :
1°) Limitation de la responsabilité des associés et modification corrélative de l'article 12 des statuts ;
2°) Harmonisation des statuts avec les dispositions législatives et réglementaires en vigueur pour les SCPI, notamment avec la loi 70-1300 du 31 décembre 1970, modifiée et codifiée, avec la loi du 9 juillet 2001 ; refonte plus générale des statuts ;
3°) Adoption du texte des nouveaux statuts ;
4°) Questions diverses ;
5°) Pouvoirs.

Projet de résolutions

Décisions de la compétence de l'assemblée générale ordinaire.

Première résolution. — L'assemblée générale, après avoir entendu la lecture des rapports de la société de gestion, du conseil de surveillance et des commissaires aux comptes sur l'exercice clos le 31 décembre 2003, approuve tels qu'ils ont été présentés, les comptes de cet exercice se soldant par un bénéfice de 6 598 404,66 €.
Elle approuve les opérations traduites par ces comptes ou résumées dans ces rapports.
L'assemblée générale donne en conséquence à la société de gestion, au conseil de surveillance et aux commissaires aux comptes, quitus de l'exécution de leur mandat pour l'exercice écoulé.

Deuxième résolution. — L'assemblée générale approuve la dotation aux provisions pour grosses réparations pour un montant de 226 230,29 €.
L'assemblée générale, constatant que le bénéfice de l'exercice s'élève à 6 598 404,66 € auquel s'ajoute le compte de report à nouveau de 1 208 572,17 € formant ainsi un bénéfice distribuable de 7 806 976,83 € décide :
1°) de répartir une somme de 6 493 040,75 € entre tous les associés, au prorata de leurs droits dans le capital et de la date d'entrée en jouissance des parts, conformément aux dispositions de l'article 27 des statuts ;
L'assemblée générale prend acte que les quatre acomptes trimestriels versés aux associés, et à valoir sur la distribution décidée ce jour, en représentent l'exact montant. Aucun versement complémentaire ne sera nécessaire à ce titre ;
2°) d'affecter le solde, soit la somme de 105 363,91 € au compte de Report à nouveau.
Après cette affectation, le compte de report à nouveau présentera un solde créditeur de 1 313 936,08 €.
L'assemblée générale autorise la société de gestion à procéder à la distribution partielle ou totale du compte de report à nouveau quand elle le jugera opportun.

Troisième résolution. — Conformément aux dispositions de l'article L. 214-78 du Code monétaire et financier, l'assemblée générale approuve la valeur comptable, la valeur de réalisation et la valeur de reconstitution de la société qui s'élèvent au 31 décembre 2003 à :
— Valeur comptable : 85 962 645 € soit 170,12 € par part ;
— Valeur de réalisation : 80 868 325 € soit 160,04 € par part ;
— Valeur de reconstitution : 94 173 183 € soit 186,37 € par part.

File No. 82-5065

Exhibit 20

Second Notice of April 21, 2004 in a Legal Newspaper regarding the same as above

CONVOCATIONS UX ASSEMBLÉES

153354 - La Loi

SUEZ

Société anonyme
:pital de 2.015.359.612 €
Siège social :
ue de la Ville-l'Evêque
75008 PARIS
' 062 559 R.C.S. Paris

DEUXIEME CONVOCATION

ılée Générale Mixte convo- *le 20 avril 2004 n'ayant pu* :lablement faute de quorum, aires de SUEZ sont convo- ;semblée Générale Mixte sur *convocation, pour le mardi* 4, à 14 heures, au Palais des *rand Auditorium), 2, place de* aillot, 75017 Paris, avec le : *du jour, à savoir :*

)élibérations relevant : la partie ordinaire de l'Assemblée

ırt du Conseil d'Administra-

ırts des Commissaires aux

ıation des *opérations* et des nuels de l'exercice 2003.

tion du résultat et fixation du dividende.

sur le rapport spécial des *3s aux Comptes.*

bation des comptes conso- :ercice 2003.

*:ellement du mandat de qua-*rateurs.

ıation de trois Administra-

ısation à donner au Conseil *ıtion d'opérer sur les actions* 3.

élibérations relevant partie extraordinaire de l'Assemblée

rt du Conseil d'Administra-

ι spécial des Commissaires s.

rt d'un expert indépendant.

:ation à donner au Conseil tion de procéder à l'aug- ıu capital social, soit par ›ec maintien du droit préfé- souscription, d'actions, de de valeurs mobilières don- mmédiatement ou à terme, à de la société, soit par incor- primes, réserves, bénéfices

ation à donner au Conseil iion de procéder à l'aug- ı capital social par émission, ısion du droit préférentiel de d'actions, de bons et/ou de lières donnant accès, immé- › à terme, à des actions de la :mpris à l'effet de rémunérer ı seraient apportés dans le offre publique d'échange.

›tion à donner au Conseil ion *de réduire* le capital nulation d'actions.

ıtion à donner au Conseil ion d'augmenter le capital *;ur* des salariés adhérents à argne du Groupe Suez.

ıtion à donner au Conseil ion d'augmenter le capital ;uppression du droit préfé- uscription, en faveur de la g Multiple 2004 SCA.

— Délégation à l'effet de consentir des *options de souscription et d'achats d'actions* aux dirigeants et au personnel de la *société* et de *sociétés liées.*

— Pouvoirs pour les formalités.

Conditions et modalités de participation à cette Assemblée :

Tous les actionnaires, quel que soit le nombre d'actions qu'ils détiennent, pourront prendre part aux délibérations de l'Assemblée.

— Pour avoir le droit d'assister ou de se faire représenter à cette Assemblée :

- les *propriétaires d'actions* nominatives devront être inscrits en compte *nominatif au CAIS Corporate Trust snc,* 1 jour au moins avant la date de réunion de *l'Assemblée ;*

- les propriétaires d'actions au porteur devront déposer, eux-mêmes, ou faire déposer par l'intermédiaire habilité (Banque, Etablissement financier, Société de bourse) chez lequel leurs actions sont inscrites en compte, un certificat d'immobilisation constatant leur indisponibilité jusqu'à la date de l'Assemblée. Ce dépôt devra être effectué au CAIS Corporate Trust snc(*) 1 jour au moins avant la date de réunion de l'Assemblée.

— Pour avoir le droit de voter par correspondance à cette Assemblée :

- les formalités d'inscription des *actions en compte nominatif* ou *de dépôt* de certificat d'immobilisation des actions *au porteur devront avoir été* effectuées au plus tard 3 jours avant la date de *la réunion de l'Assemblée.*

Les propriétaires d'actions nominatives *recevront, par l'intermédiaire* du CAIS Corporate Trust snc, les documents nécessaires à l'effet d'assister à cette Assemblée, de s'y faire représenter ou de voter par correspondance. Les propriétaires indivis seront tenus de se faire représenter à l'Assemblée par un seul d'entre eux considéré comme *propriétaire.*

Il est rappelé que le droit de vote aux Assemblées appartient exclusivement à l'usufruitier.

Sous réserve de la justification de l'immobilisation de leurs actions dans le délai requis :

— les actionnaires qui souhaiteraient assister personnellement à cette Assemblée pourront obtenir une carte d'admission auprès du CAIS Corporate Trust snc(*) ; pour pouvoir être satisfaites, les demandes devront être reçues au plus tard 5 jours avant la date de réunion de l'Assemblée ; à défaut, la carte d'admission sera tenue à la disposition des actionnaires au Palais des Congrès le jour de l'Assemblée ;

— à défaut d'assister personnellement *à cette Assemblée, les actionnaires* pourront choisir entre les trois options *suivantes :*

1) adresser au CAIS Corporate Trust snc(*) un formulaire de pouvoir sans indication de mandataire ; dans ce cas, il sera émis un vote favorable aux résolutions agréées par le Conseil d'Administration,

2) voter par correspondance,

3) donner un formulaire de pouvoir à leur conjoint ou à un autre actionnaire assistant à l'Assemblée.

Les actionnaires ne pouvant assister à l'Assemblée et désirant s'y faire représenter, *devront faire parvenir leur pouvoir* au CAIS Corporate Trust snc(*) 1 *jour au moins avant la date de réunion* de l'Assemblée.

Un formulaire de vote par correspondance ou par procuration sera adressé *directement* par le CAIS Corporate Trust snc aux actionnaires nominatifs. Les actionnaires au porteur pourront obtenir ce formulaire, du CAIS Corporate Trust snc, *à compter de la date de convocation* de l'Assemblée, par demande faite par lettre *recommandée* avec demande d'avis de réception. Cette lettre devra *être reçue au CAIS Corporate Trust* snc(*), au plus tard 6 jours avant la date *de réunion de cette Assemblée.*

Pour être pris en compte, les formulaires de vote par correspondance devront être reçus par le CAIS Corporate *Trust snc, dûment remplis,* 3 jours au moins avant la date de l'Assemblée. Pour *les actionnaires au porteur, un vote ne* pourra être exprimé par correspondance *que si la formalité de dépôt au* CAIS Corporate Trust snc du certificat d'im*mobilisation a été effectuée 3 jours au* moins avant la date de réunion de l'As*semblée.*

Dans le cas d'un vote par correspondance, l'actionnaire qui aura opté pour ce mode de participation à l'Assemblée n'aura plus la possibilité d'y assister ou de s'y faire représenter.

Conformément à l'article 136 du décret du 23 mars 1967, modifié le 3 mai 2002, tout actionnaire ayant effectué l'une des formalités ci-dessus peut néanmoins céder tout ou partie de ses actions pendant la période minimale d'inscription nominative ou d'indisponibilité des titres au porteur en notifiant au teneur de compte habilité par le conseil des marchés financiers la révocation de cette inscription ou de cette indisponibilité jusqu'à 15 heures, heure de Paris, la veille de l'Assemblée Générale, à la seule condition, s'il a demandé une carte d'admission ou déjà exprimé son vote à distance ou envoyé un pouvoir, de fournir au teneur de compte habilité par le conseil des marchés financiers les éléments permettant d'annuler son vote ou de modifier le nombre d'actions et de voix correspondant à son vote.

LE CONSEIL D'ADMINISTRATION.

(*) Service Emetteur-Assemblées - 14, *rue Rouget-de-Lisle,* 92862 Issy-les-Moulineaux Cedex 9.

300529 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.051.011.824 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

AVIS DE DEUXIEME CONVOCATION

L'Assemblée Générale Mixte convoquée pour le jeudi 15 avril 2004 à 9 h 30, au siège social de la Société, à Paris (17e), 11, rue de Tilsitt, n'ayant pu valablement délibérer faute de quorum, Mesdames et Messieurs les actionnaires de Cap Gemini sont convoqués à nouveau en Assemblée Générale Mixte pour le jeudi 29 avril 2004 à 10 heures à l'Empire, 41, avenue de Wagram, 75017 Paris, à l'effet de délibérer sur l'ordre du jour suivant :

ORDRE DU JOUR

Assemblée à caractère ordinaire

— Rapport de gestion du Conseil d'Administration, présentation des comptes annuels et des comptes consolidés de l'exercice clos le 31 décembre 2003 ;

— *Présentation du rapport général* et du rapport spécial de MM. les Commissaires aux *Comptes sur l'exécution* de leur mission et les conventions visées à l'article L. 225-38 du Code de Commerce ;

— Examen et approbation des comptes annuels de l'exercice 2003 ;

— Affectation du résultat de l'exercice ;

— Autorisation et pouvoirs à donner *au Conseil d'Administration à l'effet de* faire racheter par la Société ses propres *actions ;*

— Ratification de la nomination d'un administrateur.

Assemblée à caractère extraordinaire

— Autorisation et pouvoirs à donner *au Conseil d'Administration à l'effet* d'annuler les actions rachetées par la *Société ;*

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'augmenter le capital social pour le *porter jusqu'à* un *montant nominal maximum* de 1,5 milliard d'euros, en une ou *plusieurs fois et par tous moyens ;* avec droit préférentiel des actionnaires à la *souscription des actions à émettre en* cas d'augmentation du capital social en *numéraire ;*

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'augmenter le capital social en numéraire, sans droit préférentiel des actionnaires à la souscription des actions à émettre, dans la limite du plafond de 1,5 milliard d'euros mentionné au point précédent ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet de réaliser une augmentation de capital d'un montant nominal maximum de 28 millions d'euros réservée aux adhérents d'un Plan d'Epargne d'Entreprise du Groupe à créer le cas échéant ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des bons à émettre ;

— Autorisation et pouvoirs à donner *au Conseil d'Administration à l'effet* d'émettre des valeurs mobilières don*nant droit par conversion, échange,* remboursement, présentation d'un bon ou *de toute autre manière, à l'attribution* d'actions de la Société, dans la limite *d'un montant nominal maximum d'aug*mentation de capital de 400 millions *d'euros ; avec ou sans droit préférentiel* des actionnaires à la souscription des *valeurs mobilières à émettre ;*

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité du capital de la Société en rémunération des titres apportés à toute offre publique d'échange initiée par la Société ;

— Plafond général des autorisations financières.

Les actionnaires qui désireraient assis*ter à cette Assemblée voudront bien en* faire la demande par écrit à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée *directement à la suite de cette demande.*

Pour assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant date de cette Assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette Assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'Assemblée, aux guichets des établissements codomiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et *ses annexes ont été adressées à tous les* actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements codomiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'Assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège social de la Société ou à Euro Emetteurs Finance, Assemblées Générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, cinq jours au

s avant ladite date aux autres éta- :ments.

propriétaires d'actions au porteur nt joindre au formulaire l'attesta- d'immobilisation de leurs actions.

ıt actionnaire ayant transmis sa for- de procuration ou son formulaire ›te par correspondance, ou ayant ndé une carte d'admission, pourra noins céder ensuite tout ou partie :s actions. Dans un tel cas, une ation de l'indisponibilité des ıs au porteur concernées, ou une ıtion de l'inscription nominative es actions, devra être notifiée au de compte habilité. Cette révoca- loit être notifiée à ou avant 15 h : de Paris) la veille de l'Assemblée e accompagnée des informations ttant, selon le cas, d'annuler la pation à l'Assemblée de l'action- concerné, ou de modifier le nom- actions et de voix correspondant à ticipation.

formulaires de vote par correspon- ou par procuration adressés pour ıblée Générale Mixte du 15 avril demeurent valables pour la pré- Assemblée du 29 avril 2004.

: des établissements codomiciles :

rédit Lyonnais.

azard Frères Banque.

NP Paribas.

DC IXIS.

:rédit Agricole Investor Services ate Trust.

atexis Banques Populaires.

ɔciété Générale.

ormément à la loi, tous les docu- qui doivent être communiqués à ıblée Générale ont été et reste- nus, dans les délais légaux, à la tion des actionnaires, au siège

: préalable de réunion a été au **Bulletin des Annonces Léga- gatoires** du 10 mars 2004, pages 2370 *et un avis rectificatif à cet* :alable de réunion a été publié au **des Annonces Légales Obliga-** ıu 22 mars 2004, page 3339.

Le Conseil d'Administration.

014505 - Petites-Affiches

LAFARGE

Société anonyme
u capital de 668.871.252 €
Siège social :
1, rue des Belles-Feuilles
75116 PARIS
542 105 572 R.C.S. Paris
I.R.E.T. 542 105 572 00615

AVIS DE CONVOCATION

et MM. les actionnaires de la LAFARGE sont convoqués en ɔc générale ordinaire pour le 1 mai 2004 à 9 heures au siège 1, rue des Belles-Feuilles, 75116 , en cas probable de défaut de à cette date, pour le mardi 25 : à 17 heures, au CNIT, 2, place Défense, 92053 PARIS-LA E, à l'effet de délibérer sur l'or- ɔur suivant :

port de gestion du conseil d'ad- ion et rapports des commis- ux comptes sur les comptes sociaux et consolidés,

port du président sur les procé- contrôle interne mises en place société et observations des aires aux comptes sur ce rap-

ɔorts spéciaux ou complémen- *3 commissaires aux comptes.*

ORDRE DU JOUR

robation des comptes annuels érations de l'exercice 2003 ;

robation des comptes conso- 'exercice 2003 ;

:tation du bénéfice et fixation ıde ;

entions réglementées ;

5) Ratification de la cooptation d'un administrateur ;

6) Renouvellement du mandat d'un administrateur ;

7) Autorisation d'achat et de vente par la société de ses propres actions ;

8) Pouvoir pour formalités.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut participer à cette assemblée. Toutefois, seront seuls admis à y assister, à voter par correspondance ou à s'y faire représenter les actionnaires qui auront au préalable justifié de cette qualité :

1) en ce qui concerne les propriétaires d'actions nominatives : par leur inscription en compte nominatif pur ou nominatif administré au plus tard à 15 heures, heure de Paris, la veille de l'assemblée générale.

2) en ce qui concerne les propriétaires d'actions au porteur : ils devront avoir déposé, au plus tard à 15 heures, heure de Paris, veille de l'assemblée, un certificat d'inscription en compte délivré par un intermédiaire financier habilité :

— au siège social de la Société - 61, rue des Belles-Feuilles - 75116 PARIS,

— au CCF - Assemblées - Avenue Robert-Schuman - B.P. 2704 - 51051 REIMS CEDEX.

A défaut d'assister personnellement à l'assemblée, tout actionnaire peut choisir entre l'une des trois formules suivantes :

— donner procuration à son conjoint ou à un autre actionnaire,

— adresser une procuration à la société sans indication de mandataire,

— *voter par correspondance.*

Les actionnaires désirant assister à cette assemblée recevront, sur leur demande, une carte d'admission.

Un formulaire unique de vote par correspondance ou par procuration ainsi que le texte complet des résolutions sont à la disposition de tout actionnaire qui en fera la demande par lettre recommandée avec accusé de réception reçue au siège social de la société ou par son mandataire le CCF - Assemblées - Avenue Robert-Schuman - B.P. 2704 - 51051 REIMS CEDEX, au plus tard 6 jours avant la date de la réunion. Un formulaire unique de vote par correspondance ou par procuration sera adressé directement aux actionnaires dont les actions sont inscrites au nominatif.

Les formulaires uniques de vote par correspondance ou par procuration des actionnaires dont les actions ne sont pas inscrites au nominatif ne seront pris en compte que dans la mesure où ils seront *accompagnés d'un certificat d'inscription* en compte. Les formulaires uniques de vote par correspondance, dûment remplis, devront parvenir au siège social de la Société ou à son mandataire le *CCF, au plus tard à 15 heures*, heure de Paris, la veille de l'assemblée.

Tout actionnaire qui aura transmis son formulaire unique de vote par correspondance ou par procuration peut néanmoins participer à l'assemblée générale, son vote par correspondance ou par procuration devenant alors caduc. Tout actionnaire qui aura transmis son formulaire unique de vote par correspondance ou par procuration ou ayant demandé une carte d'admission peut céder tout ou partie de ses actions en notifiant le CCF ou le teneur de compte habilité de la révocation de cette inscription jusqu'à 15 heures, heure de Paris, la veille de l'assemblée générale, à la seule condition de fournir les éléments permettant d'annuler son vote ou de modifier le nombre d'actions et de voix correspondant à son vote.

Conformément à la loi, tous les documents qui doivent être communiqués aux assemblées générales seront tenus dans les délais légaux à la disposition des actionnaires, au siège social.

Il n'est pas prévu de vote par visioconférence ou par des moyens de télécommunication pour cette assemblée et, de ce fait, aucun site visé à l'article 119 du décret n° 67-236 du 23 mars 1967 ne sera aménagé à cette fin.

LE CONSEIL D'ADMINISTRATION.

014493 - Petites-Affiches

SOCIETE DE TAYNINH

Société anonyme
au capital de 3.300.000 €
Siège social :
4, avenue Hoche
75008 PARIS
562 076 026 R.C.S. Paris

AVIS DE CONVOCATION

Mesdames, Messieurs les actionnaires sont convoqués en Assemblée Générale Mixte le 6 Mai 2004, au siège social, 4, avenue Hoche - 75008 PARIS, à 11 heures, à l'effet de délibérer sur l'ordre du jour suivant :

Résolutions du ressort de l'Assemblée Générale Extraordinaire :

— Lecture des rapports du Conseil d'Administration et des Commissaires aux Comptes.

— Modification de l'article 17 des Statuts.

— Modification de l'article 19 des Statuts.

Résolutions du ressort de l'Assemblée Générale Ordinaire :

— Lecture des rapports du Conseil d'Administration et des Commissaires aux Comptes.

— Approbation des comptes de l'exercice clos le 31 décembre 2003 et affectation du résultat.

— Lecture du rapport spécial du Commissaire aux Comptes et approbation des conventions visées à l'article L. 225-38 du Code de Commerce.

— Renouvellement des mandats de trois administrateurs.

— *Renouvellements des mandats* des commissaires aux comptes.

— Pouvoirs.

Pour avoir le droit d'assister, de voter par correspondance, ou de se faire représenter à cette assemblée, les titulaires d'actions nominatives doivent être inscrits en compte nominatif pur ou en compte nominatif administré cinq jours au moins avant la date de l'assemblée.

Conformément à l'article 136 du décret du 23 mars 1967, modifié le 3 mai 2002, tout actionnaire ayant effectué l'une des formalités ci-dessous, peut néanmoins céder tout ou partie de ses actions pendant la période minimale d'inscription nominative ou d'indisponibilité des titres au porteur en notifiant au teneur de compte habilité par le conseil des marchés financiers la révocation de cette inscription ou de cette indisponibilité jusqu'à 15 heures, heure de Paris, la veille de l'assemblée générale, à la seule condition, s'il a demandé une carte d'admission ou déjà exprimé son vote à distance ou envoyé un pouvoir, de fournir au teneur de compte habilité par le conseil des marchés financiers les éléments permettant d'annuler son vote ou de modifier le nombre d'actions et de voix correspondant à son vote.

Les propriétaires d'actions au porteur devront faire parvenir, dans le même *délai, au siège de la société ou au Crédit* Agricole Investor Services Corporate Trust - Service Assemblées - 92862 ISSY-LES-MOULINEAUX CEDEX 09, un certificat d'immobilisation délivré par *l'intermédiaire habilité* (Banque, Etablissement Financier, Société de Bourse) teneur de leur compte.

A défaut d'assister personnellement à cette assemblée, les actionnaires peuvent choisir entre l'une des trois formules suivantes :

1) adresser une procuration à la société sans indication de mandataire,

2) voter par correspondance,

3) donner une procuration à un autre actionnaire ou à son conjoint.

Les formulaires de vote par correspondance ou par procuration seront adressés aux actionnaires inscrits en compte nominatif pur ou administré.

Tout actionnaire au porteur souhaitant voter par correspondance peut solliciter par lettre recommandée avec demande d'avis de réception un formulaire de vote *par correspondance auprès de la société* ou auprès du Crédit Agricole Investor Services Corporate Trust - Service Assemblées - 92862 ISSY-LES-MOULINEAUX CEDEX 9, au plus tard 6 jours *avant la date de la réunion.*

S'il retourne ledit formulaire aux fins de voter par correspondance, il n'aura plus la possibilité de se faire représenter (procuration) ou de participer directement à l'assemblée.

Le formulaire devra être renvoyé de telle façon que les services du Crédit Agricole Investor Services Corporate Trust - Service Assemblées - puissent le recevoir au plus tard trois jours avant la tenue de l'assemblée.

Les actionnaires pourront se procurer les documents prévus aux articles 135 et 258 *du décret du 23 mars 1967 par* simple demande adressée au Crédit Agricole Investor Services Corporate Trust - Service Assemblées ; ces documents seront également mis à la disposi*tion des actionnaires au siège social de* la société.

LE CONSEIL D'ADMINISTRATION.

153324 - La Loi

CARREFOUR

Société anonyme
au capital de 1.790.355.957,50 €
Siège social :
6, avenue Raymond-Poincaré
75016 PARIS
652 014 051 R.C.S. Paris

DEUXIEME AVIS DE CONVOCATION

MM. les actionnaires sont convoqués en assemblée générale ordinaire et extraordinaire pour le mardi 27 avril 2004 à 9 heures 30, au Carrousel du Louvre, 99, rue de Rivoli à Paris (75001), à l'effet de délibérer sur l'ordre du jour suivant qui avait été soumis à une première assemblée convoquée pour le 19 avril 2004 n'ayant pu délibérer faute de quorum :

ORDRE DU JOUR

— Rapports du conseil d'administration, des commissaires aux comptes et des commissaires à la fusion,

— Approbation des comptes sociaux et consolidés de l'exercice 2003,

— Fusion de la société avec la Société Financière Labruyère Eberlé par voie d'absorption de cette dernière ; pouvoirs au conseil d'administration pour opérer tous prélèvements sur la prime de fusion,

— Affectation du résultat ; fixation du dividende,

— *Modification de la durée du mandat* des administrateurs ; modification corrélative de l'article 15 des statuts,

— Ratification de la nomination d'un administrateur,

— Renouvellement de mandats d'administrateurs,

— Nomination d'un administrateur,

— Autorisation au conseil d'adminis*tration d'acheter des actions de la* société en application de l'article L. 225-209 du code de commerce,

— Autorisation au conseil d'administration de réduire le capital par voie d'annulation d'actions,

— Autorisation au conseil d'administration de consentir des options d'achat d'actions de la société réservées au personnel ou aux dirigeants de la société et de ses filiales,

— Modification du texte des articles 17, 20 et 25 des statuts pour les adapter aux dispositions législatives et réglementaires récentes.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à cette assemblée ou s'y faire repré-

File No. 82-5065

Exhibit 21

BALO Notice of May 7, 2004 regarding the approval of the Financial Statements as of December 31, 2003 by the Ordinary and Extraordinary Shareholders' Meeting of April 29, 2004

fois à cet exercice, nous portons à votre connaissance les éléments suivants, qui contribuent à l'opinion exprimée ci-dessus portant sur les comptes pris dans leur ensemble :

1. Changements de méthodes comptables : La Caisse expose dans les notes 2.1, 2.4 et 2B de l'annexe le changement de méthode résultant de la première application, à compter du 1er janvier 2003, du règlement CRC n° 2002-03 relatif à la comptabilisation et la présentation des créances douteuses et au traitement des crédits restructurés d'une part et le changement de méthode résultant de l'application, à compter du 1er janvier 2003, des mesures transitoires du règlement CRC 2002-10 relatif à la comptabilisation, à l'amortissement et à la dépréciation des actifs d'autre part.

Dans le cadre de notre appréciation des règles et des principes comptables suivis par la Caisse, nous nous sommes assurés de la correcte prise en compte de ces changements et de la présentation qui en a été faite.

2. Estimations comptables : Comme indiqué dans la note 2.1. de l'annexe, la Caisse constitue des provisions pour couvrir les risques de crédit inhérents à ses activités. Dans le cadre de notre appréciation des estimations significatives retenues pour l'arrêté des comptes, nous avons revu les processus mis en place par la direction pour identifier et évaluer ces risques, et leur couverture par des provisions à l'actif ou au passif du bilan.

Nos travaux d'appréciation de ces estimations ne nous ont pas conduit à relever d'éléments susceptibles de remettre en cause le caractère raisonnable des modalités retenues pour ces estimations comptables, ainsi que les évaluations qui en résultent.

Vérification spécifique. — Par ailleurs, nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations relatives au groupe, données dans le rapport de gestion.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Le 9 mars 2004.
Les commissaires aux comptes :

SCP D. Berthoud & Associés :
DANIEL BERTHOUD ;

Ernst & Young Audit :
FRANK ASTOUX.

456

CAISSE REGIONALE DE CREDIT AGRICOLE MUTUEL DE LA SOMME

Société coopérative à capital variable, régie par les dispositions du Livre du Code rural, au capital social de 80 812 479,75 €.
Siège social : 500, rue Saint-Fuscien, 80095 Amiens Cedex 3.
775 710 619 R.C.S. Amiens. — NAF : 651 D.
Siret : 775 710 619 000237.
Exercice social : du 1er janvier au 31 décembre.

Situation au 31 mars 2004.
(En milliers d'euros.)

Actif	Montants
Caisse, banques centrales, C.C.P.	14 734
Effets publics et valeurs assimilées	1 560
Créances sur les établissements de crédit	2 742
Opérations internes au Crédit agricole	101 692
Créances sur la clientèle	2 719 813
Obligations et autres titres à revenu fixe	33 778
Actions et autres titres à revenu variable	151 517
Participations et autres titres détenus à long terme	141 433
Parts dans les entreprises liées	31 962
Immobilisations corporelles et incorporelles	33 519
Autres actifs	19 861
Comptes de régularisation	62 739
Total de l'actif	3 315 350

Passif	Montants
Banques centrales, C.C.P.	960
Dettes envers les établissements de crédit	2 549
Opérations internes au Crédit agricole	1 932 405
Comptes créditeurs de la clientèle	760 535
Dettes représentées par un titre	102 826
Autres passifs	17 298
Comptes de régularisation	41 138
Provisions pour risques et charges	1 303
Dépôts de garantie à caractère mutuel	0
Dettes subordonnées et titres participatifs	58 855
Fonds pour risques bancaires généraux	8 983
Capitaux propres hors FRBG	388 498
Capital souscrit	80 812
Primes d'émission	109 562
Réserves	198 124
Provisions réglementées et subventions d'investissement	0
Report à nouveau	0
Total du passif	3 315 350

Hors bilan	Montants
Engagements donnés	622 430
Engagements de financement	551 863
Engagements de garantie	66 772
Engagements sur titres	3 795
Engagements reçus	304 762
Engagements de financement	50 726
Engagements de garantie	249 968
Engagements sur titres	4 068

64683

CAISSE REGIONALE DE CREDIT AGRICOLE MUTUEL SUD RHONE ALPES

Société coopérative à capital et personnel variables, au capital actuel de 70 658 206,25 €.
Siège social : 15-17, rue Paul Claudel, 38100 Grenoble.
402 121 958 R.C.S. Grenoble.

Les comptes annuels, individuels et consolidés au 31 décembre 2003, certifiés par les commissaires au comptes, publiés dans le *Bulletin des Annonces légales obligatoires* du 12 mars 2004, pages 2646 à 2671, ont été approuvés par l'assemblée générale ordinaire du 30 mars 2004 après la suppression d'une partie de la dernière phrase du paragraphe 1 « Acquisition du Crédit lyonnais par Crédit agricole S.A. » de la partie B de l'annexe aux comptes individuels (*Bulletin des Annonces légales obligatoires* du 12 mars 2004, page 2648) ; la phrase supprimée est « Et a émis 33,1 millions d'euros de titres subordonnés à durée indéterminée ».

La septième résolution a donné lieu au renouvellement des administrateurs sortants et rééligibles et à la nomination de M. Jean-Claude Rabaix demeurant à Saint Pantaléon-les-Vignes (Drôme), quartier les Marais, en qualité d'administrateur, en remplacement de M. René Sabatier, pour une durée de trois années qui viendra à expiration à l'issue de l'assemblée qui statuera sur les comptes clos au 31 décembre 2006.

Les autres résolutions ont été également adoptées par l'assemblée générale ordinaire du 30 mars 2004 conformément au projet publié (*Bulletin des Annonces légales obligatoires* du 27 février 2004, pages 1789 et 1790).

64635

CAP GEMINI

Société anonyme au capital de 1 051 011 824 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

Les comptes annuels sociaux et consolidés au 31 décembre 2003, ainsi que la décision d'affectation du résultat, publiés dans le *Bulletin des Annonces légales obligatoires* du vendredi 2 avril 2004, pages 4569 à 4594, ont été approuvés sans modification par l'assemblée générale ordinaire des actionnaires du jeudi 29 avril 2004.

Il est par ailleurs précisé que toutes les résolutions (à caractère ordinaire et a caractère extraordinaire) présentées par le conseil d'administration à l'assemblée générale mixte du jeudi 29 avril 2004 ont été adoptées sans aucune modification, aux conditions de quorum et de majorité requises, à l'exception des douzième et quinzième résolutions à caractère extraordi-

naire concernant (i) les autorisations et pouvoirs à donner au conseil d'administration à l'effet d'émettre des bons de souscription d'actions sans droit préférentiel de souscription et (ii) les autorisations et pouvoirs à donner au conseil d'administration à l'effet d'émettre des actions et/ou des valeurs mobilières donnant accès à une quotité du capital de la Société en rémunération de titres apportés à toute offre publique d'échange initiée par la Société.

Le texte de ces résolutions figure dans l'avis préalable de réunion paru au *Bulletin des Annonces légales obligatoires* du 10 mars 2004 pages 2366 à 2370, avis qui a fait l'objet d'un rectificatif paru au *Bulletin des Annonces légales obligatoires* du 22 mars 2004 page 3339.

64735

S.A. CEGID

Société anonyme au capital de 5 653 066,20 €.
Siège social : 52, quai Paul Sédallian, 69279 Lyon Cedex 09.
327 888 111 R.C.S. Lyon.

Chiffres d'affaires comparés (hors taxes).
(En milliers d'euros.)

1. Groupe Cegid :

	2004	2003	Variation (en %)
Premier trimestre	(a) 31 100	29 897	+ 4,0

(a) Chiffre non audité.

La contribution liée aux variations du périmètre de consolidation (intégration des sociétés Quadratus le 1er mars 2003, Data Bretagne, Technilog et NS Informatique le 1er juin 2003, Logam et ALP le 1er octobre 2003 et cession de l'activité « Fournitures de bureau et consommables informatiques » intervenue le 1er février 2004), est de l'ordre de 3 millions d'euros.

2. Cegid S.A. - Société-mère :

	2004	2003	Variation (en %)
Premier trimestre	(a) 27 700	29 444	– 5,9

(a) Chiffre non audité.

64777

COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN

Société anonyme au capital de 27 605 720 €.
Siège social : 185, rue de Bercy, 75012 Paris.
542 097 324 R.C.S. Paris. — APE : 403 Z.

Publication trimestrielle du chiffre d'affaires (hors taxes).
(En euros)

Trimestre	2004	2003	
Premier trimestre	112 634 616	116 877 038	– 3,63 %
Totaux	112 634 616	116 877 038	– 3,63 %

64674

COFIDIS

Société anonyme au capital de 40 000 000 €.
Siège social : 1,rue du Molinel, 59290 Wasquehal.
325 307 106 R.C.S. Roubaix, Tourcoing.

Documents comptables annuels.

I. — **Bilan au 31 décembre 2003.**
(En milliers d'euros)

Actif	31/12/03	31/12/02
Caisses, banques centrales, C.C.P	15 532	12 119
Effets publics et valeurs assimilées	0	0
Créances sur les établissements de crédit	36 571	10 437
A vue	21 542	10 437
A terme	15 029	0
Opérations avec la clientèle	2 797 832	2 745 379
Obligations et autres titres a revenu fixe	0	0
Actions et autres titres a revenu variable	84 532	82 481
Participations et autres titres détenus a long-terme	10 000	0
Parts dans les entreprises liées	3	3
Immobilisations incorporelles	1 440	1 257
Immobilisations corporelles	7 807	7 204
Autres actifs	66 235	72 650
Comptes de régularisation	14 763	10 502
Total actif	3 034 715	2 942 032

Passif	31/12/03	31/12/02
Dettes envers les établissements de crédit	953 904	1 056 045
A vue	690	5 071
A terme	953 214	1 050 974
Opérations avec la clientèle	11 536	14 275
Dettes représentées par un titre	1 495 486	1 260 863
Titres de créances négociables	1 263 841	1 013 878
Emprunts obligataires	231 645	246 985
Autres passifs	105 214	90 758
Comptes de régularisation	8 583	7 627
Provisions pour risques et charges	36 280	22 014
Dettes subordonnées	0	76 829
Fonds pour risques bancaires généraux	25 154	25 154
Capitaux propres hors fonds pour risques bancaires généraux	398 558	388 467
Capital souscrit	40 000	40 000
Primes d'émission	10 816	10 816
Réserves	241 013	243 457
Report à nouveau	0	0
Résultat de l'exercice	106 729	94 194
Total passif	3 034 715	2 942 032

Hors bilan	31/12/03	31/12/02
Engagements donnés :		
Engagements de financement	6 440 964	6 158 631
Engagements reçus :		
Engagements de financement :		
D'établissements de crédit	1 059 272	838 164
De la clientèle	350 000	304 898
Engagements de garantie	115	0

II. — **Compte de résultat.**
(En milliers d'euros)

	31/12/03	31/12/02
Intérêts et produits assimilées	456 591	458 054
Sur opérations avec les établissements de crédit	577	673
Sur opérations avec la clientèle	404 372	411 833
Sur obligations et autres titres à revenu fixe	29 825	31 479
Les autres intérêts et produits assimilés	21 817	14 069
Intérêts et charges assimilées	82 932	101 614

File No. 82-5065

Exhibit 22

BALO Notice of February 27, 2004 regarding the publication of quarterly net sales revenues for 2003

Note 3. – Variation des capitaux propres consolidés.

(En milliers d'euros)	Capitaux propres consolidés				
	Capital	Primes et réserves	Report à nouveau	Résultat	Total des capitaux propres
Solde au 31 décembre 2001	104 476	262 045	0	25 250	391 771
Dividendes ou intérêts aux parts sociales, versés au titre de 2001				– 4 600	– 4 600
Variation du capital consolidé	705				705
Affectation du résultat consolidé 2001		20 650		– 20 650	0
Résultat de l'exercice 2002				21 630	21 630
Solde au 31 décembre 2002	105 181	282 695	0	21 630	409 506
Dividendes ou intérêts aux parts sociales versés au titre de 2002				– 8 600	– 8 600
Variation du capital social consolidé	– 421				– 421
Affectation du résultat social 2002 en réserve		12 999		– 12 999	0
Report à nouveau créditeur			31	– 31	0
Résultat de l'exercice 2003				23 683	23 683
Solde au 31 décembre 2003	104 760	295 694	31	23 683	424 168

Note 4. – Tableau de passage des résultats en comptes sociaux en résultat consolidé. (En milliers d'euros.)

Eléments	Montants au 31/12/03
Résultat de la Caisse régionale	25 413
Résultat des Caisses locales	2 029
Résultat de Prospective informatique	74
Résultat d'Immobilière de Picardie	– 70
Résultat de la Société picarde de développement	– 94
Résultat cumulé	27 352
Elimination des dividendes intra-groupe	– 1 248
Elimination reprise provisions pour dépréciation des titres Immobilière de Picardie	120
Variation des impôts différés actifs	– 2 659
Autres retraitements	118
Résultat consolidé	23 683

C. — Rapports du commissaire aux comptes.

« Les rapports du commissaire aux comptes sur les comptes sociaux et sur les comptes consolidés seront publiés ultérieurement ».

60352

CAP GEMINI SA

Société anonyme au capital de 1 049 322 792 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.

Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).
(En millions d'euros.)

1°) Société-mère :

	2003	2002	Variation
Premier trimestre	40	47	– 15,1 %
Deuxième trimestre	43	104	– 58,6 %
Troisième trimestre	34	41	– 18,3 %
Quatrième trimestre	44	56	– 21,1 %
Total des quatre trimestres	161	248	– 35,3 %

2°) Groupe consolidé :

Premier trimestre	1 555	1 873	– 17,0 %
Deuxième trimestre	1 468	1 860	– 21,1 %
Troisième trimestre	1 337	1 627	– 17,8 %
Quatrième trimestre	1 394	1 687	– 17,4 %
Total des quatre trimestres	5 754	7 047	– 18,3 %

Le chiffre d'affaires annuel consolidé du Groupe s'établit à 5 754 millions d'euros, soit une baisse de 12,5 % à taux de change et périmètre constant par rapport à celui de l'exercice de 2002 et de 18,3 % à taux de change et périmètre courant.

60470

SOCIETE FERMIERE DU CASINO MUNICIPAL DE CANNES

Société anonyme au capital de 2 157 192 €.
Siège social : 1, espace Lucien Barrière, 06400 Cannes.
695 720 284 R.C.S. Cannes.
Exercice social : du 1er novembre au 31 octobre.

Documents comptables annuels.

A. — Comptes sociaux.

I. — Bilan au 31 octobre 2003.
(En milliers d'euros.)

Actif	Notes	31/10/03			31/10/02	31/10/01
		Brut	Amortissements et provisions	Net	Net	Net
Immobilisations incorporelles	3	308	286	22	36	21
Immobilisations corporelles	3	17 668	9 120	8 548	9 024	9 218
Immobilisations financières	3. 4	105 867	27 395	78 472	73 201	72 439
Actif immobilisé		123 843	36 801	87 041	82 261	81 678
Stocks et encours		337		337	327	294
Clients et comptes rattachés	5	4 238	2 939	1 299	1 060	913
Autres créances	5	9 521	1 383	8 138	8 153	9 343
Valeurs mobilières de placement		3 015	567	2 448	1 742	1 605
Disponibilités		805		805	554	2 201
Actif circulant		17 916	4 889	13 027	11 836	14 355
Comptes de régularisation et assimilés	5	542		542	602	919
Total de l'actif		142 301	41 690	100 610	94 699	96 951

Les notes annexées font partie intégrante des comptes sociaux.

Passif	Notes	31/10/03	31/10/02	31/10/01
Capital social		2 157	2 157	2 157

File No. 82-5065

Exhibit 23

BALO Notice of April 2, 2004 regarding the publication of the annual financial statements for 2003

IV. — Complément au paragraphe « Principes et méthodes comptables » relatifs aux crédits.

Le classement pour une contrepartie donnée des encours en encours outeux entraîne par « contagion » un classement identique de la totalité e l'encours et des engagements relatifs à cette contrepartie, nonobstant existence de garantie ou caution. Cette règle ne concerne ni les encours ffectés de litiges ponctuels non liés à l'insolvabilité de la contrepartie ni : risque de crédit dépendant de la solvabilité d'un tiers et non de celle de : contrepartie même.

V. — Rectificatif à la note 4.1. « Opérations sur titres ».

Ancien texte : « Aucun titre d'investissement n'a fait l'objet d'une cession avant l'échéance au cours de cet exercice ».
Nouveau texte : « Le montant des cessions de titres d'investissement ıtervenues avant l'échéance s'est élevé à 32 848 milliers d'euros. Les lus ou moins-values dégagées à cette occasion s'élèvent à 1 386 milliers 'euros. »

2398

CAP GEMINI S.A.

Société anonyme à conseil d'administration au capital de 051 011 824 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

Documents comptables annuels.

A. — Comptes sociaux.

I. — Bilan aux 31 décembre 2003.
(En milliers d'euros.)

Actif	Exercice 2002	Exercice 2003		
	Montant net	Montant brut	Amortissements ou provisions	Montant net
ımobilisations incorporelles :				
Marques, droits et valeurs similaires	6 784	33 717	– 27 716	6 001
ımobilisations corporelles :				
Terrains	1	1		1
Constructions		7	– 7	
Autres	224	224		224
ımobilisations financières :				
Titres de participations	6 541 843	11 787 257	– 5 096 138	6 691 119
Créances rattachées à des participations (1)	184 741	338 373		338 373
Titres de l'activité de portefeuille	95	96		96
:tif immobilisé	6 733 688	12 159 675	– 5 123 861	7 035 814
·ents et comptes rattachés (1)		51		51
tres créances (1)	94 837	1 374		1 374
treprises liées et associées (1)	131 678	127 017		127 017
biteurs divers (1)	45			
leurs mobilières de placement	386 556	791 652		791 652
;ponibilités	6 552	477		477
if circulant	619 668	920 571		920 571
ırges constatées d'avance 1)	17	134		134
ırges à répartir	967	8 308		8 308
rts de conversion actif	67	176		176
res actifs	1 051	8 618		8 618
Total actif	7 354 407	13 088 864	– 5 123 861	7 965 003
Dont à moins d'un an	410 999	466 950		466 950

Passif	Exercice 2002	Exercice 2003
tal (entièrement versé)	1 003 833	1 049 323
Primes d'émission, de fusion et d'apport	11 711 737	6 055 815
Réserve légale	99 444	99 444
Réserves réglementées	41 781	41 781
Autres réserves	171 606	171 606
Report à nouveau	– 1 671 425	
Résultat de l'exercice	– 4 135 355	– 41 682
Capitaux propres	7 221 621	7 376 287
Provisions pour risques et charges	25 266	16 992
Obligation convertible		460 000
Emprunts et dettes auprès des établissements de crédits	13 986	16 216
Dettes financières (2)	13 986	476 216
Dettes fournisseurs et comptes rattachés	1 436	7 216
Dettes fiscales et sociales	9 861	10 280
Entreprises liées et associées (2)	81 215	77 058
Autres dettes (2)	845	866
Produits constatés d'avance	168	87
Ecarts de conversion passif	9	1
Autres dettes	93 534	95 508
Total passif	7 354 407	7 965 003
(2) Dont à moins d'un an	96 046	94 140

II. — Compte de résultats au 31 décembre 2003.
(En milliers d'euros.)

	Exercice 2002	Exercice 2003
Redevances	157 859	124 738
Reprises sur amortissements et provisions, transferts de charges		8 245
Autres produits	3 707	2 983
Total des produits d'exploitation	161 566	135 966
Autres achats et charges externes	11 278	19 442
Impôts, taxes et versements assimilés	2 790	162
Salaires et charges sociales		
Dotations aux amortissements	2 710	3 341
Dotations aux provisions		73
Autres charges	487	489
Total des charges d'exploitation	17 265	23 507
Résultat d'exploitation	144 301	112 459
Produits financiers de participation (1)	63 397	6 859
Produits des autres valeurs mobilières et créances de l'actif immobilisé (1)	5 405	8 643
Autres intérêts et produits assimilés (1)	5 650	4 922
Reprises sur provisions	7	5 781
Différences positives de change	978	1 233
Produits nets sur cessions de valeurs mobilières de placement	11 048	11 191
Total des produits financiers	86 485	38 629
Dotations financières aux amortissements et provisions	4 707 403	178 757
Intérêts et charges assimilées (2)	5 214	12 971
Différences négatives de change	3 109	2 149
Total des charges financières	4 715 726	193 877
Résultat financier	– 4 629 241	– 155 248
Résultat courant avant impôts	– 4 484 940	– 42 789
Sur opérations de gestion	19 442	12 542
Sur opérations en capital	5 475 408	33 797
Reprises sur provisions et transferts de charges	2 015 702	14 000
Total des produits exceptionnels	7 510 552	60 339
Sur opérations de gestion	4 008	18 150
Sur opérations en capital	7 238 832	45 636
Dotations aux provisions	10 117	
Total des charges exceptionnelles	7 252 957	63 786
Résultat exceptionnel	257 595	– 3 447

	Exercice 2002	Exercice 2003
Impôt sur les bénéfices	91 990	4 554
Résultat net	– 4 135 355	– 41 682

	Exercice 2002	Exercice 2003
(1) Dont produits concernant les entreprises liées	70 844	15 494
(2) Dont intérêts concernant les entreprises liées	2 206	6 139

III. — Tableau des filiales et participations.

(En milliers d'euros)	Capital	Autres capitaux propres (résultat inclus) (1)	Quote-part du capital détenu (%)	Nombre d'actions détenues	Valeur comptable des titres détenus		Prêts et avances consentis	Cautions et avals donnés	Chiffre d'affaires 2003	Dividendes encaissés
					Brute	Nette				
Filiales										
Cap Gemini North America	763	1 683 084	100,00 %	964 000	5 475 406	2 087 406	89 026	220 516		
CGS Holdings Ltd (UK)	611 291	932	100,00 %	453 513 903	570 547	570 547	135 251	46 670		
Gemini Consulting Holding Ltd (UK)		9 725	100,00 %	1 083	23 476	23 476				
CGEY Oldco Ltd (UK)	14 669	30 843	100,00 %	1 033 938 857	801 294	392 294				
CGEY Old Ireland Ltd	91	216	100,00 %	71 662	15 765	15 765				
CGEY AB (Suède)	2 388	206 138	100,00 %	21 680	301 667	301 667	17 899	8 808	3 206	
Cap Gemini Europe BV (Hollande)	88 122	126 304	100,00 %	194 100	252 868	252 868		9 077		
Cap Gemini NV (Benelux)	4 762	510 477	99,85 %	43 287 967	1 214 228	1 138 228				
CGEY Deutschland Holding GmbH (Allemagne)	91 794	36 813	94,40 %	1	571 088	440 088	15 500	50 000	10 950	
CGEY Deutschland GmbH (Allemagne)	11 703	53 814	2,90 %	1	9 754	9 754	11 000		165 095	
CGEY Consultants Osterreich AG (Autriche)	267	2 190	100,00 %	36 791	39 108	27 408		727	21 124	
CGEY Suisse	3 488	1 009	100,00 %	5 434	36 293	29 293			17 026	
CGEY Polska Sp Z.o.o (Pologne)	2 867	– 3 495	100,00 %	106 135	16 063	7 563	1 300		10 479	
CGEY France S.A.S.	40 003	– 24 887	98,98 %	2 474 197	380 899	380 899		20 618	864 188	4 900
Cap Gemini Telecom S.A.S. (France)	141 694	354 433	100,00 %	8 855 327	829 863	466 811			28 911	
Transiciel S.A.	18 830	103 235	93,32 %	17 571 514	201 629	201 629			20 536	
CGEY Italia Spa (Italie)	5 359	171	100,00 %	1 038 575	444 089	41 213		21 668	90 197	
CGEY Espana SL (Espagne)	13 294	– 55 958	100,00 %	132 938	112 404	82 733	56 000	9 000	132 801	
CGEY Portugal Serviços de Consultoria e Informatisa S.A. (Portugal)	5 957	– 10 205	100,00 %	1 191 340	32 866	24 866	3 000		28 003	
Cap Gemini Asia Pacific Pte (Singapour)	79 771	– 81 778	100,00 %	171 108 000	102 166	54 166	2 397	40 907		
CGEY Australia Pty Ltd (Australie)	98 831	– 96 300	100,00 %	1 200 000	157 035	47 735			44 378	
CGEY New Zealand Ltd (Nlle Zelande)	8 670	– 9 121	100,00 %	3 000 000	41 549					
Sogeti France S.A.S.	8 953	17 017	81,66 %	7 311 031	33 680	33 680		35	119 544	
Sogeti Spain SL	5 303	– 200	100,00 %	530 303	5 303	5 303			8 456	
Sogeti Sverige AB	551	4 593	100,00 %	5 000	5 012	5 012			55 956	
Cap Gemini Service S.A.S. (France)	1 050	– 7 677	100,00 %	1 500 000	42 763			1 453	118 311	
SCI Paris Etoile	2	1 955	100,00 %	9 999	48 479	30 634			2 564	1 950
SCI du Château de Béhoust	2		99,00 %	99	2	2		29 148	590	
Immobilière les Fontaines S.A.R.L.	7 500	– 4 419	100,00 %	499 000	12 982	12 982		87 020	5 132	
Autres France	N.A.	N.A.	N.A.	N.A.	627	627			N.A.	8
Autres Etrangers	N.A.	N.A.	N.A.	N.A.	2 676	793			N.A.	

Participations : Au 31 décembre 2003, le montant des titres de participation détenus par Cap Gemini S.A. n'est pas significatif.
(1) Autres que le capital et avant affectation du résultat de l'exercice.
N.A. : non applicable.

IV. — Variation des capitaux propres.

(En milliers d'euros)	2002	Affectation du résultat 2002	Autres mouvements	2003
Capital social	1 003 833		45 490	1 049 323
Prime d'émission, de fusion et d'apport	11 717 737	– 5 806 780	150 858	6 055 815
Réserve légale	99 444			99 444
Réserves réglementées	41 781			41 781
Autres réserves	171 606			171 606
Report à nouveau	– 1 671 425	1 671 425		
Dividendes distribués				
Résultat de l'exercice	– 4 135 355	4 135 355	– 41 682	– 41 682
Total	7 221 621		154 666	7 376 287

V. — Résultats des cinq derniers exercices.

(En milliers d'euros)	1999	2000	2001	2002	2003
Capital en fin d'exercice :					
Capital social	623 561	994 444	1 001 954	1 003 833	1 049 323
Nombre d'actions ordinaires existantes	77 945 108	124 305 544	125 244 256	125 479 105	131 165 349
Nombre maximal d'actions futures à créer :					
Par exercice de droits de souscription d'actions	6 038 838	7 487 783	10 463 754	10 951 340	10 004 465

En milliers d'euros)	1999	2000	2001	2002	2003
Par conversion d'obligations.					9 019 607
Par bons d'attribution d'actions (opération transiciel)					503 602
pérations et résultats de l'exercice :					
Total des produits d'exploitation. .	108 489	195 692	183 565	161 566	135 966
Total des produits d'exploitation et financiers. .	257 509	329 495	300 563	248 051	174 595
Résultat avant impôts et charges calculées (amortissements et provisions).	164 693	395 229	264 066	– 1 522 824	107 909
Impôts sur les bénéfices. . .	34 079	32 174	63 811	– 91 990	– 4 554
Résultats après impôts et charges calculées (amortissements et provisions).	149 047	318 152	– 1 873 798	– 4 135 355	– 41 682
Résultat distribué.	77 945	(a) 164 302	50 002	0	(b) 0
sultat par action (en euros) :					
Résultat après impôts mais avant charges calculées (amortissements et provisions).	1,68	2,92	1,60	– 11,40	0,86
Résultats après impôts et charges calculées (amortissements et provisions).	1,91	2,56	– 14,96	– 32,96	– 0,32
Dividende attribué à chaque action (net).	1,00	1,20	0,40	0	(b) 0
sonnel :					
ffectif moyen de salariés employés pendant l'exercice. .					
Montant de la masse salariale de l'exercice. .					
ntant des ommes versées au titre les avantages ociaux de 'exercice. . . .					

) Le dividende effectivement payé s'élève à 148 900 K€ auquel il vient de rajouter le montant du précompte de 15 402 K€.
) Sous réserve de l'approbation par l'assemblée générale mixte du vril 2004.

VI. — **Projet d'affectation du résultat.**

conseil d'administration vous propose de reporter à nouveau la perte exercice dont le montant exact est de 41 681 723,70 €.
mpte tenu du résultat déficitaire affiché par le Groupe, votre conseil ose également qu'il ne soit pas distribué de dividende au titre de rcice 2003.

En application des dispositions de l'article 243 *bis* du Code général des impôts, il vous est rappelé que la Société n'avait pas non plus distribué de dividende au titre de l'exercice 2002 mais qu'il avait été procédé à la distribution d'un dividende de 50 097 702,40 € (0,40 € x 125 244 256 actions) au titre de l'exercice 2001 et de 149 166 652,80 € (1,20 € x 124 305 544 actions) au titre de l'exercice 2000.

VII. — **Annexe aux comptes sociaux.**

I. – Principes comptables.

Les comptes annuels sont établis conformément aux dispositions de la législation française et aux pratiques comptables généralement admises en France.

Les principales méthodes utilisées sont les suivantes :

Immobilisations incorporelles. — Les logiciels et droits d'usage acquis en pleine propriété, ainsi que les logiciels développés pour un usage interne et dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une durée maximale de trois ans. A la clôture de chaque exercice, la valeur des logiciels et droits d'usage est comparée à la valeur d'utilité pour la société.

Immobilisations corporelles. — Les immobilisations corporelles figurent au bilan à leur coût d'acquisition. L'amortissement est calculé suivant la méthode linéaire fondée sur la durée d'utilisation estimée. La durée d'amortissement des constructions est de 30 ans.

Immobilisations financières. — La valeur brute des titres de participation et des autres titres immobilisés figurant au bilan est constituée par leur coût d'acquisition. La valeur d'inventaire des titres correspond à leur valeur d'utilité pour l'entreprise. Elle est déterminée en tenant compte de la quote-part de situation nette ré-estimée ou des perspectives de rentabilité. Une provision pour dépréciation est constituée lorsque la valeur d'inventaire ainsi définie est inférieure à la valeur d'acquisition.

Valeurs mobilières de placement. — Les valeurs mobilières de placement figurent au bilan pour leur valeur d'acquisition ou leur valeur d'inventaire si celle-ci est inférieure. Dans le cas de titres cotés, cette évaluation est effectuée sur la base des cours de bourse à la date de clôture de l'exercice.

Opérations en devises. — Les dettes, créances, disponibilités en devises figurent au bilan pour leur contre valeur au cours de fin d'exercice ou au cours de couverture. La différence résultant de conversion des dettes et des créances en devises à ce dernier cours est portée au bilan en « Ecarts de conversion ».

Créances. — La comptabilisation des factures à émettre ou des factures émises d'avance, à la clôture de l'exercice, est faite hors T.V.A.

Dettes. — La comptabilisation des charges à payer, à la clôture de l'exercice, est faite hors T.V.A.

Intégration fiscale. — De 1980 à 1987, la société et ses filiales françaises, détenues à 95 % au moins, bénéficiaient de l'agrément prévu à l'article 209 *sexies* du Code général des impôts.

A compter du 1er janvier 1988, l'ensemble de ces sociétés ont opté pour le régime fiscal des groupes de sociétés prévu par l'article 68 de la Loi du 30 décembre 1987. Les économies d'impôt réalisées par le Groupe liées aux déficits sont conservées chez la société-mère et sont considérées comme un gain immédiat de l'exercice.

Instruments financiers. — Toutes les positions de change et de taux d'intérêt sont prises au moyen d'instruments cotés sur des marchés organisés ou de gré à gré qui présentent des risques de contrepartie minimum. Les résultats dégagés sur les instruments financiers constituant des opérations de couverture sont comptabilisés de manière symétrique aux résultats sur les éléments couverts.

II. – Bilan et compte de résultats de la société Cap Gemini S.A.

1. Immobilisations :

(En milliers d'euros)	Valeur brute (début d'exercice)	Augmentations	Diminutions	Valeur brute (fin d'exercice)
Immobilisation incorporelles :				
Marques, droits et valeurs similaires.	32 063	1 654		33 717
Sous-total.	32 063	1 654		33 717
Immobilisations corporelles :				
Terrains.	1			1
Constructions.	7			7
Autres.	224			224
Sous-total.	232			232

(En milliers d'euros)	Valeur brute (début d'exercice)	Augmentations	Diminutions	Valeur brute (fin d'exercice)
Immobilisations financières :				
Titres de participation	11 470 547	363 758	– 47 048	11 787 257
Créances rattachées à des participations	184 741	166 710	– 13 078	338 373
Titres de l'activité de portefeuille	206	1	– 111	96
Sous-total	11 655 494	530 469	– 60 237	12 125 726
Total des immobilisations	11 687 789	532 123	– 60 237	12 159 675

2. Amortissements et provisions sur immobilisations :

(En milliers d'euros)	Amortissements et provisions (début d'exercice)	Dotations	Reprises	Amortissements et provisions (fin d'exercice)
Immobilisations incorporelles :				
Marques, droits et valeurs similaires	25 280	2 436		27 716
Immobilisations corporelles :				
Constructions	7			7
Immobilisations financières :				
Provisions sur titres de participation	4 928 704	173 037	– 5 603	5 096 138
Provisions sur titres de l'activité de portefeuille	111		– 111	
Total des amortissements et provisions	4 954 102	175 473	– 5 714	5 123 861

Provisions sur titres de participation : Au 31 décembre 2002, afin de tirer les conséquences de l'évolution des valorisations du secteur et des conditions de marché, l'ensemble des valeurs comptables des titres de participation inscrits au bilan de la Société ont été réévaluées. Cette réévaluation, effectuée par référence à une valeur d'estimation appréciée en fonction d'une valeur de marché et d'une valeur d'utilité pour le Groupe identique à celle retenue pour les comptes consolidés, a conduit la Société à constater une provision sur titres pour un montant de 4 706 millions d'euros.

En 2003, l'augmentation des provisions sur titres de participation provient principalement d'une dépréciation des titres de la filiale Cap Gemini Telecom, holding financier du pôle télécommunications et médias, pour un montant de 167 millions d'euros. Cette provision a été enregistrée pour aligner la valeur nette comptable sur la valeur implicite résultant du rachat des 4,84 % à Cisco Systems et permettant à la Société de détenir 100 % de Cap Gemini Telecom.

3. Immobilisations financières :

a) Titres de participation :

— Exercice 2002 :

– Dans le cadre de la réorganisation des activités nord américaines du Groupe, la Société a cédé les titres de participation de ses filiales américaine et canadienne à une nouvelle holding, Cap Gemini North America Inc, détenue à 100 % par Cap Gemini S.A.,

– Au cours de l'exercice, Cap Gemini S.A. a procédé à des augmentations de capital en numéraire de ses filiales opérationnelles en Italie et en Suisse pour un montant total de 82 800 milliers d'euros, ainsi qu'à une augmentation de capital en numéraire, pour un montant de 12 974 milliers d'euros, en faveur de la S.A.R.L. Immobilières les Fontaines qui détient le nouveau centre de formation du Groupe,

– Au cours de l'exercice, le Groupe à regroupé son activité d'ingénierie informatique de proximité aux seins de structures juridiques Sogeti. Ces restructurations internes ont donné naissance à des filiales Sogeti dans divers pays - Etats-Unis, Benelux, France, Suisse, Allemagne, Suède, Espagne et Belgique - directement ou indirectement détenues par Cap Gemini S.A.,

– Au Benelux, Cap Gemini S.A. a acquis le solde des intérêts minoritaires de sa filiale Cap Gemini NV qu'elle détient désormais à 100 %,

– Conformément aux accords conclus lors de l'apport de l'activité de conseil d'Ernst & Young et en application de la onzième résolution de l'assemblée générale du 25 avril 2002, 237 352 actions Cap Gemini S.A. restituées à la société par des personnes devenues salariés du Groupe et l'ayant quitté, ont été annulées pour un montant de 20 005 milliers d'euros. Au 31 décembre 2002, le nombre d'actions Cap Gemini S.A. restituées à compter du 15 mars 2002 et non encore annulées s'élève à 43 187 pour un montant total de 1 591 milliers d'euros;

— Exercice 2003 :

– Le 4 septembre 2003, Cap Gemini S.A. a acquis les 4,84 % d'intérêts minoritaires que Cisco Systems détenait dans le capital de Cap Gemini Telecom S.A. Le pourcentage de participation du Groupe a ainsi été porté à 100 %,

– Au terme de l'Offre publique d'échange lancée le 20 octobre 2003 et visant les actions de la société Transiciel, Cap Gemini S.A. détient 93,32 % d'intérêt dans cette société au 31 décembre 2003. Transiciel est un prestataire européen en conseil en haute technologie, intégration de systèmes de gestion, infogérance et administration de systèmes et réseaux. Le groupe Transiciel, principalement implanté en France, au Benelux et en Espagne, a réalisé en 2003 un chiffre d'affaires de 496 millions d'euros, un résultat d'exploitation de 20 millions d'euros et un résultat net de – 64 millions d'euros. L'opération a été approuvée par l'assemblée générale extraordinaire de Cap Gemini S.A. du 18 décembre 2003, avec un règlement livraison des titres le 24 décembre 2003,

– Au cours de l'exercice, la Société a procéder à un certain nombre d'augmentations de capital en faveur de ses filiales soit dans le cadre de ré-organisations internes comme au Pays-Bas, en Suède ou de financement de fonds de roulement principalement en Italie et en Australie,

– En exécution des accords conclus entre Cap Gemini et Ernst & Young lors de l'apport de l'activité conseil d'Ernst & Young devenu définitif le 23 mai 2000, 209 477 actions Cap Gemini ont été restituées à la Société entre le 27 février 2003 et le 31 décembre 2003 par des personnes devenues salariées du groupe Cap Gemini Ernst & Young et l'ayant quitté depuis pour un montant de 5 675 milliers d'euros. Contrairement aux années précédentes, il n'est pas proposé cette année de procéder à l'annulation de ces actions qui seront vendues.

b) *Titres de l'activité de portefeuille : Les titres de l'activité de portefeuille* sont principalement constitués d'une participation minoritaire dans la société Siparex.

(En milliers d'euros)	Valeur nette comptable	Valeur estimative		
		Au coût de revient	Au cours de bourse	Total
Montant au 31 décembre 2002	95	95		95
Acquisitions de l'exercice	1	1		1
Cessions de l'exercice				
Montant au 31 décembre 2003	96	96		96

4. Valeurs mobilières de placement. — Les valeurs mobilières de placement au 31 décembre 2003 se présentent de la façon suivante :

(En milliers d'euros)	Valeur liquidative	Valeur nominale	Valeur au bilan
Titres cotés :			
Actions de Sicav	98 481	98 470	98 470
Fonds communs de placement	633 229	633 182	633 182
Obligations convertibles			
Titres non cotés :			
Certificats de dépôts négociables	60 000	60 000	60 000
Billets de trésorerie			
Total	791 710	791 652	791 652

5. Etat des échéances des créances à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
De l'actif immobilisé :			
Créances rattachées à des participations	338 373	338 373	
De l'actif circulant :			
Etat et autres collectivités :			
Impôts sur les bénéfices			
Taxe sur la valeur ajoutée	1 375	1 375	
Autres créances	51	51	
Entreprises liées et associés	127 017	127 017	
Débiteurs divers			

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
arges constatées d'avance.	134	134	
Total	466 950	466 950	

Charges à répartir :

(En milliers d'euros)	Montant brut début d'exercice	Amortissements (1)	Montant fin d'exercice
is d'émission sur syndica-ion et Océane	9 212	− 904	8 308
Total	9 212	− 904	8 308

1) Amortissements sur la durée des emprunts.

Capital social et primes d'émission, de fusion et d'apport :

(En milliers d'euros)	Nombre d'actions	Capital social	Primes d'émission et de fusion et d'apport
31 décembre 2001 (nomi-ıal 8 €)	125 244 256	1 001 954	11 771 288
ement du dividende préle-é sur la prime d'apport			− 50 098
luction de capital pour an-ıulation des actions resti-uées par d'ex-associés l'Ernst &Young ayant ıuitté le Groupe	− 237 352	− 1 899	− 18 106
mentation de capital en ıuméraire par levée d'op-ions de souscription d'ac-ions	472 201	3 778	8 653
31 décembre 2002 (nomi-ıal 8 €)	125 479 105	1 003 833	11 711 737
ıutation de la perte de l'exercice 2002 et de la to-alité du report à nouveau			− 5 806 780
luction de capital pour an-ulation des actions resti-uées par d'ex-associés l'Ernst &Young ayant uitté le Groupe	− 41 360	− 331	− 1 193
ission de titres en rémuné-ation des titres Transiciel changés par OPE	5 689 304	45 514	156 115
s liés à l'augmentation de apital imputés sur la pri-ie d'émission			− 4 676
mentations de capital en uméraire par levée d'op-on de souscription d'ac-ons	38 300	306	612
31 décembre 2003 (nomi-al 8 €)	131 165 349	1 049 323	6 055 815

Plans d'options de souscription d'actions. — L'assemblée générale actionnaires a autorisé le 24 mai 1996 et le 23 mai 2000 le directoire le conseil d'administration à consentir à un certain nombre de collateurs du Groupe, en une ou plusieurs fois, et ce pendant un délai de ans des options donnant droit à la souscription d'actions.

s principales caractéristiques de ces 2 plans, en vigueur au 31 décem-2003, sont résumées dans le tableau ci-après :

	Plan 1996 (Plan n° 4)	Plan 2000 (Plan n° 5)	
de l'assemblée	24/05/96	23/05/00	
ıbre total d'options pou-ınt être consenties	6 000 000	12 000 000	
des premières attribu-ıns au titre et condition ce plan	1/07/96	1/09/00	1/10/01
i maximum d'exercice s options à compter de ır date s d'attribution	6 ans	6 ans	5 ans
Prix de souscription en % de la moyenne des vingt séances de bourse précédant l'octroi	80 %	80 %	100 %
Prix de souscription (par action et en euros) des différentes attributions en vigueur :			
Plus bas	87,96	139,00	24,00
Plus haut	178,00	161,00	60,00
Nombre total d'actions souscrites au 31 décembre 2003	1 423 465		38 300
Nombre d'actions au 31 décembre 2003 pouvant être souscrites sur des options précédemment consenties et non encore exercées	(1) 2 020 015	(2) 1 894 950	(3) 6 089 500
Dont options détenues par deux membres du conseil d'administration	70 000		95 000

(1) *Soit 405 465 actions au prix de 87,96 €, 150 000 actions au prix de 114 €, 407 750 actions au prix de 118 €, 404 800 actions au prix de 178 €, 332 000 actions au prix de 161 € et 320 000 actions au prix de 144 €.*

(2) Soit 1 063 450 actions au prix de 161 € et 831 500 actions au prix de 139 €.

(3) 2 519 500 actions au prix de 60 €, 2 168 000 actions au prix de 24 € et 1 402 000 actions au prix de 40 €.

Il est rappelé que dans l'hypothèse d'une publication par la Société des bourses françaises d'un avis de recevabilité d'une offre publique visant la totalité des titres de capital et des titres donnant accès au capital ou aux droits de vote de la société, les titulaires d'options de souscription d'actions pourront, s'ils le souhaitent, lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielles(s) déjà effectuée(s)).

9. Provisions pour risques et charges :

(En milliers d'euros)	Montant début d'exercice	Dotations	Reprises	Montant fin d'exercice
Provisions pour risques et charges				
Sur pertes de change	67	176	− 67	176
Sur autres risques	25 199	5 617	− 14 000	16 816
Total	25 266	5 793	− 14 067	16 992

La dotation pour risque comptabilisée en 2003 est relative à la société Cap Gemini Service, société de support du Groupe, et a vocation à couvrir sa situation nette négative. La reprise de provision est afférente à un risque lié aux retours d'actions Cap Gemini S.A. en exécution des accords conclus lors de l'apport de l'activité conseil d'Ernst & Young en mai et devenue sans objet au cours de l'exercice 2003.

10. Emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes de Cap Gemini S.A. : (Océane). — Le 24 juin 2003, Cap Gemini S.A. a procédé à l'émission d'un emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes (Océane), ayant pour date de jouissance le 2 juillet 2003 et pour échéance le 1er janvier 2010. Le montant nominal de l'emprunt s'élève à 460 millions d'euros et il est représenté par 9 019 607 obligations d'une valeur nominale unitaire de 51 €. Les obligations portent intérêt à un taux de 2,50 % l'an.

Cette opération a donné lieu à une note d'information qui a obtenu le visa n° 03-607 de la Commission des opérations de bourse en date du 24 juin 2003.

— Conversion et/ou échange des obligations en actions.

Chaque obligation peut être convertie et/ou échangée en une action Cap Gemini à tout moment à compter du 11 août 2003 et au plus tard le septième jour ouvré précédant le 1er janvier 2010.

— Amortissement normal : Les obligations seront amorties en totalité le 1er janvier 2010 par remboursement au pair en numéraire.

— Amortissement anticipé par rachats ou offres publiques : La Société se réserve le droit de procéder à tout moment, sans limitation de prix ni de quantité, à l'amortissement anticipé de tout ou partie des obligations,

soit par rachats en bourse ou hors bourse, soit par des offres publiques de rachat ou d'échange.

La Société peut procéder à l'amortissement des obligations par anticipation à compter du 2 juillet 2007 et jusqu'au septième jour ouvré précédant le 1er janvier 2010, pour la totalité des obligations restant en circulation, à un prix de remboursement anticipé égal au pair, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique des premiers cours cotés de l'action ordinaire de la Société sur le Premier marché d'Euronext Paris S.A. durant une période de 20 jours de bourse consécutifs choisie par la Société parmi les 40 jours de bourse précédant immédiatement la date de parution de l'avis annonçant l'amortissement anticipé, excède 125 % de ce prix de remboursement anticipé. Cet amortissement anticipé peut être réalisé soit par conversion soit en numéraire au gré des porteurs d'obligations.

Amortissement anticipé au gré des porteurs. — En cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations.

— Exigibilité anticipée : Par ailleurs, la documentation de l'Océane contient des dispositions habituelles concernant l'exigibilité anticipée à l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement à d'autres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de « grâce »), de défauts croisés (au-delà d'un seuil minimum de manquement), de liquidation dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des actions ordinaires de la Société sur le Premier marché d'Euronext Paris S.A.

A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipée des obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.

— Maintien de l'emprunt à son rang : Cap Gemini S.A. s'est enfin engagée à maintenir les obligations à un rang identique à toutes les autres obligations négociables qui pourraient être émises par la Société (« pari passu »).

11. Etat des échéances des dettes à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
Autres emprunts	460 000		460 000
Emprunts et dettes auprès des établissements de crédit	16 216	16 216	
Entreprises liées et associées	77 058	77 058	
Autres dettes	866	866	
Total	554 140	94 140	460 000

12. Charges à payer :

Montants des charges à payer rattachées aux postes suivants du bilan (en milliers d'euros)	Montant
Dettes financières :	
Intérêts rattachés	6 035
Autres dettes :	
Dettes fournisseurs et comptes rattachés	7 216
Dettes fiscales et sociales	10 280
Autres dettes	500
Total	24 031

13. Ecarts de conversion sur créances et dettes en monnaies étrangères (en milliers d'euros) :

Nature des écarts	Montant actif	Montant passif	Provision pour pertes de change
Sur immobilisations financières			
Sur autres créances/Dettes	176	1	176
Total	176	1	176

14. Résultat exceptionnel :

(En milliers d'euros)	Montant
Cessions internes de titres de participations :	
Prix de vente	33 794
Valeurs comptables	– 45 636
	– 11 842
Produit résultant du retour d'actions Cap Gemini	7 398
Reprise sur provisions	14 000
Charges exceptionnelles sur cession de la créance de carry back	– 16 065
Autres	3 062
Résultat exceptionnel	– 3 447

Le résultat exceptionnel est principalement constitué :

— d'une moins-value nette relative à la ré-organisation interne des activités opérationnelles nordiques du Groupe ;

— du produit résultant du retour d'actions Cap Gemini S.A., restituées par d'ex-associés d'Ernst & Young ;

— d'une reprise de provision de 14 millions d'euros constatée en 2000 et relative aux retours d'actions de la Société ;

— d'une charge résultant de la cession de la créance de carry-back de 90 millions d'euros à un établissement de crédit.

15. Impôt sur les bénéfices. — Le résultat de l'intégration fiscale française étant déficitaire, la Société a pu reconnaître un profit d'impôt qui correspond essentiellement à la charge d'impôt des sociétés fiscalement bénéficiaires et appartenant au périmètre fiscal d'intégration.

III. – Autres informations.

16. Engagements hors bilan :

a) Engagements donnés aux filiales :

(En milliers d'euros)	Montant
Cap Gemini North America	220 516
CCS Holdings Ltd(UK)	46 670
CGEY AB (Suède)	8 808
Cap Gemini Europe BV (Hollande)	9 077
CGEY Deutschland Holding GmbH (Allemagne)	50 000
CGEY Consultants osterreich AG (Autriche)	727
CGEY France S.A.S.	20 618
CGEY Italia Spa (Italie)	21 668
CGEY Espana SL (Espagne)	9 000
Cap Gemini Asia Pacific Pte (Singapour)	40 907
Sogeti France S.A.S.	35
Cap Gemini Service S.A.S. (France)	1 453
SCI du Château de Béhoust	29 148
Immobilière les Fontaines S.A.R.L.	87 020
Total	545 647

Les cautions bancaires et lettres de confort mises en place par Cap Gemini S.A. au profit de ses filiales leur permettent de disposer localement de facilités de trésorerie, sous forme de lignes de crédit. Le montant total utilisé au 31 décembre 2003 au titre de ces lignes de crédit s'élève à 73 449 milliers d'euros pour un total de cautions et lettres de confort bancaires de 341 477 milliers d'euros.

b) Autres engagements :

— Le montants des garanties fiscales s'élève à 29 803 milliers d'euros au 31 décembre 2003.

— Les accords signés au titre de l'acquisition des activités conseil d'Ernst & Young stipulent que les anciens associés d'Ernst & Young qui exerçaient leur activité dans le domaine du conseil sont devenus des salariés du groupe Cap Gemini Ernst & Young et bénéficient à cet effet d'un contrat de travail. Au cas où ces personnes devenues salariées du Groupe décident de le quitter avant un certain délai, elles sont tenues de restituer ainsi tout ou partie des actions reçues au titre de l'apport, le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci.

— Le 31 juillet 2001, la Société a conclu avec un groupe de banques composé de BNP Paribas et Barclays Capital Group, toutes deux en qualité de chef de file, de Banca di Roma, Bank of America, CIC-Crédit Mutuel, Crédit agricole Indosuez, Crédit lyonnais, Deutsche Bank, HSBC/CCF, ING Bank, Natexis Banques Populaires et Société générale, en qualité de co-arrangeurs, et de Cadif, Dresdner Bank AG et Fuji Bank Limited en qualité de participants, une ligne de crédit multi devises de 600 millions d'euros remboursable in fine au plus tard le 31 juillet 2006.

Pendant l'exercice 2003, il n'y a eu aucun tirage sur cette ligne.

Les principales caractéristiques de cette ligne de crédit sont les suivantes :

– durée : 5 ans,
– taux : Euribor et Libor (1, 3, 6, 12 mois),
– commission de non-utilisation : 0,125 %,

– commission d'utilisation : 0.275 % à 0.325 % selon le niveau d'utilisation.

Cette ligne comporte des engagements qui limitent la capacité de la ociété et de ses filiales parties au contrat, ainsi que, le cas échéant, la ıpacité de ses principales filiales (« Principal subsidiaires », définies en ınction de leur part dans le chiffre d'affaires consolidé du groupe) et de urs filiales respectives, d'engager certaines opérations, y compris :

– des limites affectant la création ou l'autorisation de maintien de certaines sûretés sur l'un quelconque de leurs actifs,
– de modifier substantiellement la nature générale de leur activité,
– des restrictions sur les opérations de cession d'actifs et les fusions et opérations assimilées.

Lors de l'obtention de cette ligne, la société Cap Gemini S.A. s'est par lleurs engagée à respecter certains engagements habituels y compris obtention et le maintien des autorisations nécessaires, le maintien d'une ouverture d'assurance, le maintien de l'emprunt à son rang (« pari ıssu »), la fourniture d'informations financières.

En outre, la Société s'est engagée à respecter certains ratios financiers, ıtamment un niveau maximum d'endettement net consolidé par référence à sa situation nette consolidée ainsi qu'un niveau minimum de cou·rture des charges financières par le résultat opérationnel consolidé. Il t précisé qu'au 31 décembre 2003 le groupe respecte ces ratios.

Enfin, cette ligne de crédit contient des dispositions habituelles concer·nt l'exigibilité anticipée, notamment en cas de non-paiement de sommes dues, de fausse déclaration ou de manquement à d'autres obligations férentes aux contrats de prêt (sous réserve, le cas échéant, de périodes « grâce »), en cas de défauts croisés (au-delà d'un seuil minimum de anquement), d'insolvabilité et de procédures de dépôt de bilan, de chan·ment de contrôle ou de survenance d'événement ayant un impact néga· significatif sur le Groupe.

Un changement à la hausse ou à la baisse de la notation de crédit de ıp Gemini S.A. serait sans incidence tant sur la disponibilité de cette ıne que sur la marge applicable.

– Le 26 juin 2003, Cap Gemini S.A. a cédé pour un montant de 74 millions d'euros à un établissement de crédit une créance de 90 millions euros détenue sur le Trésor public, résultant de l'option de report en ière (carry-back) du déficit fiscal français généré au titre de l'exercice 02. Aux termes du contrat de cession, Cap Gemini S.A. s'est engagée à lemniser le cessionnaire à hauteur de toute différence qui serait consta· entre le montant de la créance cédée et le montant effectivement ouvrable auprès du Trésor public, et ce pour une période allant qu'au 30 juin 2011.

En date du 20 octobre 2003, la société Cap Gemini a lancé une offre blique d'échange visant les actions de la société Transiciel, par uelle les actionnaires de Transiciel se voient proposer par Cap Gemini échanger leurs actions selon l'une des deux options suivantes :

– première branche : une parité d'échange de 1 action Cap Gemini à émettre pour 3 actions Transiciel,
– deuxième branche : une parité de 5 actions Cap Gemini à émettre et 16 bons d'attribution d'action nouvelle Cap Gemini pour 16 actions Transiciel.

a seconde option comporte un mécanisme de complément de prix se luisant par l'attribution d'actions Cap Gemini supplémentaires condiınée à l'atteinte par le nouvel ensemble Sogeti / Transiciel d'objectifs résultat au cours des deux prochaines années. Ce mécanisme de complément de prix est détaillé dans la note d'information ayant reçu le visa la COB n° 03-935 en date du 29 octobre 2003.

ous réserve de réalisation de ces objectifs, chaque bon d'attribution ctions donnera droit à l'attribution au profit de son titulaire d'une quo· d'action nouvelle Cap Gemini, jouissance 1er janvier 2006, soit un ıximum de 508 600 actions à l'issue de la période de réouverture de 're le 28 janvier 2004 (voir note 20). Les actions nouvelles ainsi ·es, valorisées à 35,44 € (cours de bourse du 18 décembre 2003, date l'assemblée générale extraordinaire ayant approuvé l'opération), ne ınt comptabilisées qu'au moment de leur émission.

'. Instruments financiers :

Couvertures des risques de taux d'intérêts : Au 31 décembre 2002, couvertures de taux d'intérêts étaient en cours sous la forme de con· d'échange de taux portant sur un montant total de 24,8 millions ıros, pour des périodes allant de 9 à 48 jours, relatives à :

– d'une part, deux placements en obligations convertibles qui étaient au 31 décembre 2002 à 48 jours de l'échéance de remboursement. Au terme des deux contrats d'échange de taux correspondants, Cap Gemini S.A. est payeur de taux fixe à 2,50 % contre respectivement Euribor 3 mois + 3,00 % et Euribor 3 mois + 4,50 %,
– et d'autre part, un placement en Euro Commercial Paper. Au terme du contrat d'échange de taux correspondant, Cap Gemini S.A. est payeur de taux fixe à 3,21 % contre Eonia capitalisé.

évaluation de ces contrats à la valeur de marché au 31 décembre ! fait apparaître un gain latent non significatif.

31 décembre 2003, il n'existe aucun contrat de couverture de ris· de taux d'intérêts.

Couvertures des risques de changes : Au 31 décembre 2002, les couıres de taux de change s'élevaient au total à 126,1 millions d'euros et ·spondaient à des :

– couvertures commerciales à échéance 2003 : vente à terme de 1,8 millions de dollars canadiens pour une contre-valeur de 1,1 millions d'euros,
– couvertures financières à échéance 2003 sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au Groupe, pour les montants suivants :
• 75 millions de livres sterling pour une contre-valeur de 115,3 millions d'euros,
• 13 millions de dollars australiens pour une contre-valeur de 7 millions d'euros,
• 5 millions de dollars singapouriens pour une contre-valeur de 2,7 millions d'euros.

L'évaluation de ces contrats à la valeur de marché au 31 décembre 2002 fait apparaître un gain latent de l'ordre de 0,6 million d'euros.

Au 31 décembre 2003, les couvertures de taux de change s'élevaient au total à 251,9 millions d'euros et étaient les suivantes :

– couverture commerciale à échéance 2004 : une vente à terme pour un montant de 7,8 millions de dollars US pour une contre-valeur de 6,2 millions d'euros,
– couvertures financières à échéance 2004 sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au Groupe, pour les montants suivants :
• 96,1 millions de livres sterling pour une contre-valeur de 136,1 millions d'euros,
• 110,5 millions de dollars US pour une contre-valeur de 89,2 millions d'euros,
• 161,8 millions de couronnes suédoises pour une contre-valeur de 18 millions d'euros,
• 5 millions de dollars singapouriens pour une contre-valeur de 2,4 millions d'euros.

L'évaluation de ces contrats à la valeur de marché au 31 décembre 2003 fait apparaître un gain latent de l'ordre de 1,8 millions d'euros.

18. Informations sur les entreprises liées :

(En milliers d'euros)	Total	Dont entreprises liées
Eléments relevant de postes du bilan :		
Titres de participation	11 787 257	11 787 257
Créances rattachées à des participations	338 373	338 373
Entreprises liées et associés :		
Actif	127 017	127 017
Passif	77 058	77 058
Eléments relevant du compte de résultats :		
Produits financiers de participation	6 859	6 850
Produits des autres valeurs mobilières et créances de l'actif immobilisé	8 643	8 643
Autres intérêts et produits assimilés	4 922	
Intérêts et charges assimilées	12 971	6 139

19. Société consolidante. — Cap Gemini S.A. est la société consolidante du Groupe Cap Gemini Ernst & Young, en France.

20. Evénements postérieurs. — Le 11 décembre 2003 Inland Revenue a annoncé qu'il retenait le Groupe Cap Gemini dans le cadre du contrat « Aspire » pour le renouvellement de son contrat d'infogérance. Le 5 janvier 2004 le Groupe a signé ce contrat portant sur un montant de 4.7 milliards d'euros sur 10 ans. Ce contrat comprend notamment un engagement de reprise d'immobilisations pour un montant de 20,8 millions de livre ainsi qu'une garantie de performance assortie d'une garantie financière donnée par la société-mère du Groupe, Cap Gemini S.A.

A l'issue de la période de réouverture de l'offre publique d'échange sur les titres de la société Transiciel, le Groupe détient 96.71 % du capital et 95,13 % des droits de vote de la société, soit :

— 10 072 299 actions de Transiciel apportées à la première branche de l'offre (remise pour 3 actions Transiciel présentées, d'une action Cap Gemini à émettre) ;

— 8 137 600 actions de Transiciel apportées à la deuxième branche de l'offre (remise pour 16 actions Transiciel présentées, de 5 actions Cap Gemini à émettre et de 16 bons d'attribution d'actions nouvelles Cap Gemini).

VIII. — Rapport général des commissaires aux comptes sur les comptes sociaux au 31 décembre 2003.

En exécution de la mission qui nous a été confiée par votre assemblée générale nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2003 sur :

— le contrôle des comptes annuels de la société Cap Gemini S.A., tels qu'ils sont joints au présent rapport ;
— les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par votre conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Opinion sur les comptes annuels :

— Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de votre Société à la fin de cet exercice.

Justifications de nos appréciations :

— En application des dispositions de l'article L. 225-235 du Code de commerce relatives à la justification de nos appréciations, et qui s'appliquent pour la première fois à cet exercice, nous portons à votre connaissance les éléments suivants, qui contribuent à l'opinion exprimée ci-dessus portant sur les comptes pris dans leur ensemble :

Les titres de participations figurent pour 6 691 millions d'euros au bilan. Les notes 1 et 2.2. de l'annexe exposent les règles et principes comptables relatifs à l'évaluation de la valeur d'utilité de ces titres de participations par la Société.

Dans le cadre de nos appréciations, nous avons vérifié le bien fondé de l'approche retenue ainsi que la cohérence d'ensemble des hypothèses utilisées et des évaluations qui en résultent.

Vérifications et informations spécifiques :

— Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs du capital vous ont été communiquées dans le rapport de gestion.

Paris, le 26 février 2004.
Les commissaires aux comptes :

PricewaterhouseCoopers Audit : BERNARD RASCLE

KPMG Audit : Département de KPMG S.A. : JEAN-LUC DECORNOY, Associé · FRÉDÉRIC QUÉLIN, Associé

IX. — Rapport spécial des commissaires aux comptes sur les conventions réglementées.

(Exercice clos le 31 décembre 2003.)

En notre qualité de commissaires aux comptes de votre société, nous vous présentons notre rapport sur les conventions réglementées.

Conventions autorisées au cours de l'exercice.

En application de l'article L. 225-40 du Code de commerce, nous avons été avisés des conventions qui ont fait l'objet de l'autorisation préalable de votre conseil d'administration.

Il ne nous appartient pas de rechercher l'existence éventuelle d'autres conventions mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de celles dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article 92 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions en vue de leur approbation.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Convention signée avec Lazard Frères autorisée par le conseil d'administration du 26 février 2003

— Administrateur concerné : M. Bruno Roger.

— Nature et objet : Mission d'assistance confiée à Lazard Frères en qualité de conseil financier exclusif dans l'étude d'opérations visant à faire évoluer son périmètre d'activité et/ou sa structure financière et dans l'éventuelle réalisation de telles opérations.

Cette convention d'une durée de sept mois à compter de sa signature est renouvelable par tacite reconduction pour une durée de 6 mois.

— Modalités : La convention prévoit le versement d'une commission de succès correspondant à 80 % des barèmes de place usuellement retenus. Si aucune opération n'était réalisée avant le 30 septembre 2003, Cap Gemini S.A. verserait un « retainer fee » d'un montant de 400 000 euros pour l'ensemble des travaux exécutés depuis la signature du mandat.

Au titre de cette convention, Lazard Frères a perçu sur l'exercice 2003 une rémunération globale d'un montant de 1 711 742 €, y compris le « retainer fee » de 400 000 €, au titre de la commission de succès sur l'opération Transiciel.

Paris, le 26 février 2004.
Les commissaires aux comptes :

PricewaterhouseCoopers Audit : BERNARD RASCLE

KPMG Audit : Département de KPMG S.A. : JEAN-LUC DECORNOY, Associé · FRÉDÉRIC QUÉLIN, Associé

B. — *Comptes consolidés.*

I. — Bilan consolidé aux 31 décembre 2001, 2002 et 2003.

(En millions d'euros.)

Actif	Notes	2001	2002	2003
Immobilisations incorporelles	9	1 830	1 628	1 849
Immobilisations corporelles	10	490	512	471
Immobilisations financières	11	89	85	88
Total de l'actif immobilisé		2 409	2 225	2 408
Impôt différé actif long-terme	20	863	687	671
Total des actifs à long-terme		3 272	2 912	3 079
Créances d'exploitation (net)	12	2 176	1 633	1 411
Créances diverses	13	322	455	320
Créances financières et placements à court-terme	15	503	490	929
Banques	15	484	372	292
Total de l'actif circulant		3 485	2 950	2 952
Total de l'actif		6 757	5 862	6 031
Engagements reçus	21	4	5	9

Passif	Notes	2001	2002	2003
Capital social		1 002	1 004	1 049
Primes d'émission et d'apport		2 112	2 063	2 220
Réserves et résultat consolidés		1 189	438	82
Capitaux propres	14	4 303	3 505	3 351
Intérêts minoritaires	14	39	29	
Situation nette de l'ensemble consolidé	14	4 342	3 534	3 351
Dettes financières à long-terme	15	120	155	722
Provisions et autres passifs à long-terme	16	237	252	258
Total des passifs à long-terme		357	407	980
Dettes financières à court-terme et découverts bancaires	15	169	242	233
Dettes d'exploitation (net)	17	1 709	1 620	1 384
Dettes diverses	18	180	59	83
Total des passifs à court-terme		2 058	1 921	1 700
Total du passif		6 757	5 862	6 031
Engagements donnés	21	1 365	1 298	1 343
Trésorerie nette	15	698	465	266

II. — **Compte de résultats consolidés pour les exercices clos les 31 décembre 2001, 2002 et 2003.**
(En millions d'euros.)

	Notes	2001		2002		2003	
		Montants	En %	Montants	En %	Montants	En %
hiffre d'affaires	3	8 416	100,0	7 047	100,0	5 754	100,0
oûts des services rendus	4	5 664	67,3	4 742	67,3	3 934	68,4
ais commerciaux	4	813	9,7	892	12,7	662	11,5
ais généraux et administratifs	4	1 516	18,0	1 299	18,4	1 003	17,4
ésultat d'exploitation		423	5,0	114	1,6	155	2,7
oduits et frais financiers (net)	5	6	0,1	– 1	0,0	– 14	– 0,2
utres produits et charges (net)	6	– 159	– 1,9	– 503	– 7,1	– 251	– 4,4
ésultat avant impôt des sociétés intégrées		270	3,2	– 390	– 5,5	– 110	– 1,9
ıpôts	7	– 84	– 1,0	– 6	– 0,1	– 47	– 0,8
ésultat net des sociétés intégrées avant amortissement des écarts d'acquisition et dépréciation des parts de marché		186	2,2	– 396	– 5,6	– 157	– 2,7
ésultat des sociétés mises en équivalence		– 3	0,0	– 2	0,0	– 1	0,0
ıtérêts minoritaires				7	0,1	– 1	0,0
ésultat net (part du Groupe) avant amortissement des écarts d'acquisition et dépréciation des parts de marché		183	2,2	– 391	– 5,5	– 159	– 2,7
mortissement des écarts d'acquisition et dépréciation des parts de marché	8	– 31	– 0,4	– 123	– 1,8	– 38	– 0,7
ésultat net (part du Groupe)		152	1,8	– 514	– 7,3	– 197	– 3,4

	Notes	2001	2002	2003
ombre moyen d'actions existantes		124 799 003	125 420 369	125 785 036
ombre moyen potentiellement dilutif d'options de souscription d'actions		2 715 671	1 307 299	559 468
ombre moyen d'actions retraité		127 514 674	126 727 668	126 344 504
ombre d'actions en fin de période		125 244 256	125 479 105	131 165 349
ésultat net part du groupe (rappel)	I.o	152	– 514	– 197
ésultat net par action (en euros) (1)	I.o	1,22	– 4,10	– 1,57
ésultat net dilué par action (en euros) (2)	I.o	1,20	– 4,10	– 1,57
ésultat net par action (en euros) (3)	I.o	1,22	– 4,10	– 1,50

(1) Résultat net part du Groupe rapporté au nombre moyen d'actions.
(2) Résultat net part du Groupe rapporté au nombre moyen d'actions retraité à l'exception des 31 décembre 2002 et 2003, où le résultat dilué par acon, étant négatif, est identique au résultat de base.
(3) Résultat net part du Groupe rapporté au nombre d'actions en fin de période.

.e compte de résultat consolidé du Groupe n'inclut pas les activités de société Transiciel intégrée globalement le 31 décembre 2003.

.e résultat net du Groupe après amortissement des écarts d'acquisition ais avant intérêts minoritaires ressort à – 196 millions d'euros pour)03, soit – 3,4 % du chiffre d'affaires contre respectivement – 521 mil›ns d'euros et – 7,4 % en 2002, et 152 millions d'euros et 1,8 % en 2001.

III. — **Tableau des flux de trésorerie consolidés pour les exercices clos les 31 décembre 2001, 2002 et 2003.**
(En millions d'euros.)

	2001	2002	2003 (*)
lux d'exploitation :			
Résultat net (part du Groupe)	152	– 514	– 197
Intérêts minoritaires et résultat des sociétés mises en équivalence		– 5	2
Résultat net des sociétés intégrées	152	– 519	– 195
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissements et dépréciation des parts de marché	217	325	207
Provisions	44	30	19
Variations des impôts différés	– 62	61	9
Plus et moins-values sur cessions d'actifs	– 57	3	20
Autres éléments	4	– 14	6
Marge brute d'autofinancement des sociétés intégrées (1)	298	– 114	66
Flux de trésorerie liés :			
Aux créances clients et comptes rattachés (net) (A)	82	531	342
Aux dettes fournisseurs et comptes rattachés (net) (B)	– 196	36	– 137
Aux autres créances et dettes diverses (C)	165	– 382	– 198
A l'effet net de la cession d'une créance de carry-back (D)			74
Flux de trésorerie lié au besoin en fonds de roulement (II = A + B + C + D)	51	185	81
Flux de trésorerie d'exploitation (III = I + II)	349	71	147
Flux d'investissements :			
Acquisitions d'immobilisations corporelles et incorporelles	– 295	– 278	– 151
Produits de cessions d'immobilisations corporelles et incorporelles	132	42	5
	– 163	– 236	– 146

	2001	2002	2003 (*)
Acquisitions d'immobilisations financières	– 267	– 16	– 41
Produits de cessions d'immobilisations financières	14	1	2
Dividendes reçus des sociétés non consolidées		1	1
	– 253	– 14	– 38
Incidence des variations de périmètre	22	13	(*) 28
Flux de trésorerie d'investissements (IV)	– 394	– 237	– 156
Flux de capitaux :			
Augmentations de capital en numéraire (dont exercice de stock options)	30	12	1
Dividendes versés aux actionnaires de la société-mère	– 149	– 50	
Dividendes versés aux minoritaires des sociétés intégrées	– 4	– 1	
Emission d'un emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes (Océane)			460
Emission / remboursement d'emprunts	22	128	6
Flux de trésorerie liés aux opérations de financement (V)	– 101	89	467
Variation de trésorerie (III + IV + V)	– 146	– 77	458
Trésorerie d'ouverture	1 003	875	762
Trésorerie de clôture	875	762	1 190
Incidence des variations de cours des devises	18	– 36	– 30
Variation de trésorerie	– 146	– 77	458

(*) Le tableau de flux de trésorerie n'inclut pas les flux liés aux activités de la société Transiciel, intégrée globalement le 31 décembre 2003, à l'exception de sa trésorerie à la date de l'acquisition, présentée en incidence des variations de périmètre dans les flux d'investissements.

IV. — Tableaux de variation des capitaux propres consolidés pour les exercices clos les 31 décembre 2001, 2002 et 2003.

(En millions d'euros.)

	Nombre d'actions	Capital social	Primes d'émissions et d'apport	Actions propres (1)	Réserves	Ecarts de conversion	Capitaux propres du Groupe
Au 1er janvier 2001	124 305 544	995	2 073	– 33	1 046	67	4 148
Augmentations de capital par levée d'options	1 147 082	9	21				30
Apport des activités conseil d'Ernst & Young (2)			49				49
Dividendes distribués au titre de 2000					– 149		– 149
Elimination de 39 486 actions propres restituées en 2001			3	– 5			– 2
Annulation de 208 370 actions dans le capital social de Cap Gemini S.A.	– 208 370	– 2	– 34	36			
Précompte sur exercice 2000					– 15		– 15
Ecart de conversion						90	90
Résultat net (part du Groupe)					152		152
Au 31 décembre 2001	125 244 256	1 002	2 112	– 2	1 034	157	4 303
Augmentations de capital par levée d'options	472 201	4	8				12
Elimination de 256 885 actions propres restituées en 2002			12	– 19			– 7
Annulation de 237 352 actions dans le capital social de Cap Gemini S.A. (3)	– 237 352	– 2	– 18	20			
Apport des activités conseil d'Ernst & Young			– 1				– 1
Dividendes distribués au titre de 2001			– 50				– 50
Ecart de conversion						– 238	– 238
Résultat net (part du Groupe)					– 514		– 514
Au 31 décembre 2002	125 479 105	1 004	2 063	– 1	520	– 81	3 505
Augmentation de capital par levée d'options	38 300		1				1
Augmentation nette de capital destinée à l'acquisition de la société Transiciel (4)	5 689 304	45	152				197
Elimination de 209 477 actions propres restituées en 2003			4	– 5			– 1
Annulation de 41 360 actions dans le capital social de Cap Gemini S.A. (5)	– 41 360		– 1	1			
Apport des activités conseil d'Ernst & Young			1				1
Ecart de conversion						– 155	– 155
Résultat net (part du Groupe)					– 197		– 197
Au 31 décembre 2003	131 165 349	1 049	2 220	– 5	323	– 236	3 351

(1) Voir note 1.g.
(2) La variation de la prime d'émission de 49 millions d'euros provient de la reprise des provisions excédentaires constatées dans le bilan d'ouverture d'Ernst & Young au 23 mai 2000 ainsi que d'une correction de la situation nette d'ouverture d'Ernst & Young au 23 mai 2000.
(3) Soit les 23 654 actions Cap Gemini S.A. restituées au 31 décembre 2001 par d'ex-associés d'Ernst & Young auxquelles il convient d'ajouter 213 698 actions reçues durant le premier semestre 2002.
(4) L'offre publique d'échange lancée le 20 octobre 2003 et visant les actions de la société Transiciel, établit la participation du Groupe dans cette société à 93,32 % au 31 décembre 2003 et à 96,71 % au 10 février 2004.
(5) Soit 41 360 actions Cap Gemini S.A. restituées au 31 décembre 2002 par d'ex-associés d'Ernst & Young.

V. — **Annexe aux comptes consolidés.**

1. – Principes comptables.

Les comptes consolidés ont été établis en conformité avec les principes normes comptables français et notamment avec le règlement n° 99-02 ı Comité de la réglementation comptable homologué le 22 juin 1999.

Les principes comptables appliqués par le Groupe sont principalement s suivants :

a) Méthodes de consolidation. — Les états financiers des sociétés dans squelles Cap Gemini S.A. exerce directement ou indirectement un conôle exclusif sont consolidés suivant la méthode de l'intégration globale. es principes comptables des filiales sont modifiés afin d'assurer une omogénéité avec les méthodes du Groupe. Une présentation distincte est ite des intérêts minoritaires qui sont analysés en note 14c. Pour traduire ıns les comptes consolidés l'apport des activités conseil d'Ernst & oung au groupe Cap Gemini le 23 mai 2000, la méthode dérogatoire évue par l'article 215 du règlement 99-02 du Comité de la réglementaon comptable relative aux comptes consolidés a été appliquée.

Les états financiers des sociétés dans lesquelles Cap Gemini S.A. :erce directement ou indirectement un contrôle conjoint avec un nombre nité d'autres actionnaires sont consolidés selon la méthode de l'intégraon proportionnelle. Selon cette méthode, le groupe inclut sa quote-part ıns les produits et charges, actifs et passifs de l'entreprise sous contrôle onjoint dans les lignes appropriées de ses états financiers. Des informaons complémentaires sur les entreprises sous contrôle conjoint sont ournies dans la note 25.

Les sociétés sur la gestion desquelles Cap Gemini S.A. exerce une ıfluence notable sans toutefois exercer un contrôle exclusif ou conjoint ont mises en équivalence. La comptabilisation par mise en équivalence ıplique la constatation dans le compte de résultat de la quote-part de sultat de l'année de l'entreprise associée. La participation du Groupe dans l'entreprise associée est comptabilisée au bilan pour un montant reflétant la part du Groupe dans l'actif net de l'entreprise associée.

Certaines participations, dans des sociétés sans activité, répondant aux critères ci-dessus et pour lesquelles les actifs, passifs et éléments d'exploitation ne sont pas significatifs, ne sont pas consolidées.

Le périmètre de consolidation est donné en note 27.

Les autres participations figurent au bilan consolidé pour leur valeur d'acquisition ou leur valeur d'utilité pour le Groupe.

Les sociétés consolidées par le Groupe ont clôturé leurs comptes au 31 décembre 2003.

Les transactions entre les sociétés consolidées sont éliminées.

Le Groupe ne détient pas de société ad hoc.

b) Utilisation d'estimations. — La préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses qui pourraient avoir un impact sur les montants d'actif et de passif à la clôture ainsi que sur les éléments de résultat de la période. Ces estimations tiennent compte de données économiques susceptibles de variations dans le temps et comportent un minimum d'aléas.

c) Conversion des états financiers. — Les comptes consolidés au 31 décembre 2001, 2002 et 2003 ont été établis en euros.

L'ensemble des postes de bilan exprimés en devises est converti en euros aux taux en vigueur à la date de clôture de l'exercice, à l'exception de la situation nette qui est conservée à sa valeur historique. Les comptes de résultat exprimés en devises sont convertis aux taux moyens annuels, appliqués à l'ensemble des transactions. Les différences de conversion résultant de l'application de ces différents taux sur le résultat net ne sont pas incluses dans le résultat de la période mais affectées directement en réserve de conversion.

Les différences de change ayant trait à des éléments monétaires faisant partie intégrante de l'investissement net dans des filiales étrangères sont inscrites en réserve de conversion pour leur montant net d'impôt.

Les principaux taux utilisés ont pour contre-valeur en euros :

	Taux moyens			Taux au 31 décembre		
	2001	2002	2003	2001	2002	2003
)ollar US	1,11735	1,06163	0,88582	1,13469	0,95356	0,79176
.ivre sterling	1,60836	1,59093	1,44597	1,64339	1,53728	1,41884
)ollar canadien	0,72180	0,67607	0,63237	0,71040	0,60423	0,61599
:ouronne suédoise	0,10812	0,10919	0,10961	0,10751	0,10926	0,11013
)ollar australien	0,57783	0,57652	0,57592	0,57870	0,53891	0,59517
:ouronne norvégienne	0,12426	0,13324	0,12519	0,12576	0,13745	0,11885
'en (pour 100)	0,93282	0,84745	0,76413	0,86708	0,80390	0,74105

d) Immobilisations incorporelles :

— Parts de marché : Lorsque l'acquisition de sociétés permet au roupe d'obtenir des positions significatives sur des marchés déterminés, :s actifs incorporels sont inscrits au bilan consolidé à la juste valeur des ırts de marché identifiées.

Ces parts de marché sont valorisées à la date d'acquisition par rapport à :s données économiques faisant référence à des indicateurs d'activité et : rentabilité.

Compte tenu de leur nature, les parts de marché ne sont pas amorties.

— Écarts d'acquisition : Les écarts d'acquisition représentent la diffénce entre le coût d'acquisition des sociétés consolidées ou mises en ıuivalence et la part revenant au Groupe de l'évaluation totale des actifs passifs identifiés, en particulier des parts de marché, à la date des pris de participation. Ces écarts d'acquisition sont amortis sur une durée aximale de 40 ans.

Faisant usage de la possibilité offerte par les dispositions comptables ançaises en vigueur à la date de l'opération (article 248-3 du décret sur s sociétés commerciales du 17 février 1986) et tel que précisé par la ommission des opérations de bourse, l'écart d'acquisition dégagé lors ı rachat par offre publique d'échange de 37,5 % du capital de Cap emini NV en juillet et août 1999 n'a pas été amorti mais a été imputé r la prime d'émission créée lors de l'augmentation de capital corresndante.

Pour traduire dans les comptes consolidés l'apport des activités conseil Ernst & Young au groupe Cap Gemini le 23 mai 2000, la méthode :rogatoire prévue par l'article 215 du règlement 99-02 du Comité de la glementation comptable relative aux comptes consolidés a été applié, de ce fait aucun écart d'acquisition ne figure à l'actif du bilan conlidé au titre de cette opération.

· Suivi de la valeur des parts de marché et des écarts d'acquisition : ırsqu'il existe un indice de perte de valeur, et à chaque clôture d'exer:e, les parts de marché et les écarts d'acquisition font l'objet d'un test dépréciation en comparant la valeur nette comptable avec une valeur :stimation appréciée en fonction d'une valeur de marché et d'une leur d'utilité pour le Groupe. La valeur de marché est basée sur une :thode de multiple de chiffre d'affaires. La valeur d'utilité est déterminée en utilisant la méthode des flux nets de trésorerie futurs actualisés. ırsque la valeur d'estimation est jugée notablement inférieure à la valeur nette comptable une dépréciation est enregistrée. La société n'applique pas par anticipation le règlement n° 2002-10 du Comité de réglementation comptable du 12 décembre 2002 relatif à l'amortissement et à la dépréciation des actifs.

— Logiciels : Les logiciels et droits d'usage acquis en pleine propriété ainsi que les logiciels développés pour un usage interne et dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une durée allant de 3 à 5 ans. A la clôture de chaque exercice, la valeur des logiciels et droits d'usage est comparée à la valeur d'utilité pour le Groupe.

e) Immobilisations corporelles. — Les immobilisations corporelles figurent au bilan à leur coût d'acquisition. L'amortissement est calculé suivant la méthode linéaire fondée sur la durée d'utilisation estimée des différentes catégories d'immobilisations.

Les durées d'amortissement généralement retenues sont les suivantes :

Constructions	20 à 40 ans
Agencements et installations	10 ans
Matériel informatique	3 à 5 ans
Mobilière matériel de bureau	5 à 10 ans
Matériel de transport	5 ans
Matériels divers	5 ans

f) Titres de sociétés non consolidées. — Le Groupe détient des participations dans des sociétés sans exercer d'influence notable ou de contrôle. Ces prises de participations correspondent notamment à des investissements à long-terme dans le cadre d'alliances avec les sociétés concernées. Les titres sont comptabilisés au bilan pour leur prix d'acquisition et dans le cas où leur valeur d'inventaire est inférieure à leur prix d'acquisition une dépréciation est constatée.

g) Actions propres. — Les titres de Cap Gemini S.A. détenus par elle-même sont portés en diminution des capitaux propres consolidés.

h) Impôts différés. — Les impôts différés sont constatés dans le compte de résultat et au bilan pour tenir compte du décalage entre les valeurs comptables et les valeurs fiscales de certains actifs et passifs. Le traitement de l'impôt différé lié à l'apport des activités conseil d'Ernst & Young est donné en note 20.

En application de la méthode du report variable, les impôts différés sont évalués en tenant compte de l'évolution connue du taux d'impôt à la date de clôture. L'effet des éventuelles variations du taux d'imposition sur les impôts différés constatés antérieurement est enregistré en compte de résultat au cours de l'exercice où ces changements de taux deviennent effectifs.

Les déficits fiscaux reportables font l'objet de la reconnaissance d'un impôt différé à l'actif du bilan. Cet impôt différé actif est le cas échéant diminué des impôts différés passifs. Chaque fois que ces déficits fiscaux reportables ne semblent pas récupérables une provision est comptabilisée pour amener la valeur de cet actif au niveau jugé récupérable. Par ailleurs, les actifs et passifs d'impôts différés sont actualisés lorsque les effets de l'actualisation sont significatifs et qu'un échéancier fiable d'utilisation a pu être établi.

i) Location-financement. — Certaines immobilisations font l'objet de contrats de loyers aux termes desquels le Groupe assume les avantages et les risques liés à la propriété. Dans ce cas, il est procédé à un retraitement afin de reconnaître à l'actif la valeur du bien loué et au passif la dette financière correspondante. L'immobilisation est amortie sur sa durée de vie économique pour le Groupe. La dette est amortie sur la durée du contrat de location-financement.

j) Méthode de comptabilisation du chiffre d'affaires et des résultats sur contrats :

Le chiffre d'affaires et les résultats sur l'ensemble des contrats au forfait s'échelonnant sur plusieurs exercices, qu'il s'agisse de contrats correspondant à la réalisation de prestations intellectuelles ou de systèmes intégrés, sont constatés selon la méthode du pourcentage d'avancement des travaux. Les prestations relatives à ces contrats figurent au bilan en créances clients ou en comptes rattachés, selon qu'elles ont été facturées ou non. Par ailleurs, lorsque le prix de revient prévisionnel d'un contrat est supérieur au chiffre d'affaires contractuel, une provision pour perte à terminaison à hauteur de la différence est constatée.

Le chiffre d'affaires relatif aux contrats d'infogérance est reconnu au fur et à mesure de la fourniture des prestations qui sont d'une manière générale facturées mensuellement. Pour les contrats associant de la réalisation de projet et de l'infogérance, il est procédé à une identification des différents composants (projet, infogérance), de manière à pouvoir les comptabiliser selon leur nature.

Le chiffre d'affaires et les résultats sur les travaux en régie sont pris en compte au fur et à mesure de la réalisation de ces travaux.

Le poste « Créances d'exploitation (net) » correspond principalement au solde net des « Clients et comptes rattachés » diminué des « Avances et acomptes reçus des clients ».

k) Valeurs mobilières de placement. — Les valeurs mobilières de placement figurent au bilan pour leur valeur d'acquisition ou leur valeur d'inventaire si celle-ci est inférieure. Dans le cas de titres cotés, cette valeur d'inventaire est calculée sur la base des cours de bourse à la date de clôture de l'exercice.

l) Prestations de retraite. — La constitution des retraites du personnel du Groupe a lieu conformément aux lois et usages des pays dans lesquels il est implanté. Selon les cas, des régimes de retraite à cotisations définies et à prestations définies ont été mis en place.

Les régimes à cotisations définies font l'objet de versements par les salariés et par les sociétés du Groupe auprès d'organismes habilités à gérer de tels fonds de retraite.

Les régimes à prestations définies sont :

— soit directement supportés par le Groupe qui à ce titre provisionne les coûts des prestations de retraite à servir, évalués à la valeur actuelle des paiements futurs estimés, en retenant des paramètres internes et externes revus régulièrement ;

— soit supportés au travers d'un fonds de pension auquel le Groupe contribue selon les règles et législations sociales propres à chaque pays d'implantation.

m) Instruments financiers. — Les résultats dégagés sur les instruments financiers constituant des opérations de couverture sont comptabilisés de manière symétrique aux résultats sur les éléments couverts.

La juste valeur des instruments financiers est estimée sur la base des cours de marchés ou de valeurs données par les banques.

n) Compte de résultat. — Afin de mieux appréhender les particularités de son activité, le Groupe présente un compte de résultat par destination, faisant ressortir les éléments suivants :

— Coûts des services rendus : il s'agit des charges nécessaires à la réalisation des projets ;

— Frais commerciaux : il s'agit des charges engagées par le Groupe dans le cadre de son activité commerciale ;

— Frais généraux et administratifs : ceux-ci englobent les charges relatives à l'administration du Groupe.

L'ensemble de ces trois postes représente les charges d'exploitation qui, déduites du chiffre d'affaires, permettent d'obtenir le résultat d'exploitation.

Le résultat net est alors obtenu en prenant en compte les éléments suivants :

— Le résultat financier composé des charges et produits financiers liés à l'endettement et aux placements réalisés par le Groupe ;

— Les autres produits et charges comprennent principalement :

- les écarts de change,
- les plus ou moins-values de cession d'actifs et d'activités,
- les dividendes reçus de sociétés non consolidées,
- les charges et provisions liées à des opérations non récurrentes (restructuration, fermeture de bureaux, intégration de nouvelles activités, etc.);

— Les impôts, le résultat des sociétés mises en équivalence, les intérêts minoritaires et les amortissements des écarts d'acquisition et dépréciation des parts de marché (ces dernières ayant été agrégées de par leur nature avec les écarts d'acquisition).

Le résultat net de l'ensemble consolidé est fourni en note au pied du compte de résultat.

o) Résultat par action. — L'information présentée est calculée selon les trois méthodes suivantes :

— Résultat net par action : le résultat net (part du Groupe) est rapporté au nombre moyen d'actions en circulation pendant l'exercice après déduction des actions propres au 31 décembre.

— Résultat net dilué par action : le résultat net (part du Groupe) est rapporté au nombre moyen d'actions en circulation pendant l'exercice après déduction des actions propres, augmenté du nombre d'actions dilutives potentielles relatives aux options de souscription d'actions (note 14.b), aux obligations convertibles et/ou échangeables en actions nouvelles ou existantes et aux bons d'attribution d'actions (voir note 21 Engagements hors bilan) calculé sur la base d'une juste valeur établie à partir du cours moyen annuel de l'action. Le nombre moyen d'actions est une moyenne annuelle pondérée calculée en fonction de la date d'émission des actions au cours de l'exercice. Le nombre d'actions dilutives potentielles ne prend en compte que les instruments dont le prix d'exercice ou les critères d'octroi sont inférieurs au cours moyen annuel de l'action. Le résultat net est corrigé de l'impact éventuel qui résulte de la prise en compte des ces actions potentielles. Quand il est négatif, le résultat net dilué par action est identique au résultat de base.

— Résultat net par action au 31 décembre : le résultat net (part du Groupe) est rapporté au nombre d'actions en circulation au 31 décembre (y compris les actions propres au 31 décembre).

p) Trésorerie nette. — La trésorerie nette est constituée de la trésorerie diminuée des dettes financières à court-terme et à long-terme.

La trésorerie comprend les créances financières, les placements à court-terme et le disponible en banque diminués des découverts bancaires.

q) Tableau des flux de trésorerie consolidés. — Le tableau des flux de trésorerie consolidés analyse les flux d'exploitation, d'investissements et de capitaux.

r) Information géographique. — Le Groupe est implanté principalement en Europe, en Amérique du Nord et dans la zone Asie Pacifique ; le Groupe a pour activité le conseil, l'intégration de système, l'infogérance et l'assistance technique de proximité.

Pour ses besoins de gestion, le Groupe suit son activité selon trois axes : la géographie, la discipline et le secteur d'activité. Seules les entités géographiques constituent des centres de profit pour lesquels il existe une mesure complète de la performance. La ventilation du chiffre d'affaires, du résultat d'exploitation, de l'actif immobilisé et des créances d'exploitation pour l'année 2003 sont donnés note 24.

2. – Evolution du périmètre de consolidation en 2001, 2002 et 2003.

a) Exercice 2001. — Les principaux mouvements de périmètre survenus en 2001 sont les suivants :

— Au Benelux, le 28 avril 2001, Cap Gemini S.A. a acheté 5,6 % du capital de Cap Gemini NV pour un montant de 164 millions d'euros, portant ainsi sa participation dans Cap Gemini NV à 99,8 %. Le solde restant a été acquis en août 2002 portant ainsi la participation du Groupe à 100 %. Le retrait de Cap Gemini NV de la bourse d'Amsterdam a eu lieu en 2001.

— En Allemagne, la société Synergis détenue à 51 % et intégrée globalement, a fusionné le 1er juillet avec une société tierce, Gedos. Le pourcentage de participation du Groupe dans la nouvelle entité nommée IS Energy a ainsi été réduit à 25 % et la nouvelle société est intégrée proportionnellement depuis le deuxième semestre 2001.

b) Exercice 2002. — Les principaux mouvements de périmètre survenus en 2002 sont les suivants :

— En Amérique du Nord, le périmètre consolidé, qui est organisé autour de Cap Gemini north america Inc., société américaine regroupant l'ensemble de nos filiales nord américaines, a connu les évolutions suivantes : une nouvelle entité a été créée en septembre 2002, Cap Gemini

echnologies LLC. Elle est détenue à 100 % et intégrée globalement. Au :anada, les sociétés New Horizons System Solutions LLP et New Horions System Solutions Inc., détenues à 49 % au 31 décembre 2001 et ıtégrées proportionnellement, sont détenues à 100 % et sont intégrées lobalement au 31 décembre 2002.

— En Allemagne, la société Media & Research GmbH, détenue à 00 % au 31 décembre 2001 et intégrée globalement, a été cédée en totaité au 31 juillet 2002.

— En France, les sociétés Agrostar et Pierre Fabre Informatique S.A. ·nt été acquises au 1er janvier 2002 et au 1er septembre 2002. Agrostar, étenue à 19 %, est consolidée par mise en équivalence. Pierre Fabre nformatique, détenue à 51 %, est intégrée globalement.

— Au 1er janvier 2002, le groupe a créé, par réorganisation interne, 'entité transnationale Sogeti. Filiale à 100 % de Cap Gemini S.A., Sogeti st spécialisée dans les services d'assistance technique de proximité. :ette nouvelle entité est implantée en Europe (France, Suisse, Allemaie, Belgique, Suède et Pays Bas) et en Amérique du Nord.

— Au 31 décembre 2002, le Groupe consolide par intégration globale a société captive d'assurance créée en 2001.

— Le Groupe a cédé en décembre 2002 l'activité de sa filiale néoélandaise (chiffre d'affaires 2002 : 11 millions d'euros) à ses dirigeants ocaux. Ceux-ci ont constitué une société indépendante avec laquelle le iroupe a signé un accord de partenariat et un contrat de licence pour une urée d'un an renouvelable pour des périodes successives de un an lui ccordant l'usage des logos et certains services du Groupe.

c) Exercice 2003. — Les principaux mouvements de périmètre survenus en 2003 sont les suivants :

— Le 4 septembre 2003, Cap Gemini S.A. a acquis les 4,84 % d'intérêts minoritaires que Cisco Systems détenait dans le capital de Cap Gemini Telecom S.A. Le pourcentage de participation du Groupe a ainsi été porté à 100 %.

— Au terme de l'offre publique d'échange lancée le 20 octobre 2003 et visant les actions de la société Transiciel, le Groupe détient 93,32 % d'intérêt dans cette société au 31 décembre 2003. Transiciel est un prestataire européen en conseil en haute technologie, intégration de systèmes de gestion, infogérance et administration de systèmes et réseaux. Le groupe Transiciel, principalement implanté en France, au Benelux et en Espagne, a réalisé en 2003 un chiffre d'affaires de 496 millions d'euros, un résultat d'exploitation de 20 millions d'euros et un résultat net de – 64 millions d'euros. L'opération ayant été approuvée par l'Assemblée Générale Extraordinaire de Cap Gemini S.A. du 18 décembre 2003, avec un règlement livraison des titres le 24 décembre 2003, il a été décidé de consolider le groupe Transiciel par intégration globale à la date du 31 décembre 2003. En conséquence cette acquisition n'a aucun impact sur le compte de résultat de l'exercice et les variations bilancielles significatives sont présentées dans les notes concernées.

3. – Chiffre d'affaires.

La ventilation du chiffre d'affaires par zone géographique est la suivante (en millions d'euros) :

Chiffre d'affaires	2001		2002		2003	
	Montants	%	Montants	%	Montants	%
ɅAmérique du Nord	2 848	34	2 258	32	1 715	30
Ɽoyaume-Uni et Irlande	1 414	17	1 223	17	1 016	18
’ays Nordiques	577	7	469	7	377	6
Ɓenelux	1 036	12	925	13	762	13
ɅAllemagne et Europe Centrale	519	6	458	6	437	8
rance	1 367	16	1 247	18	1 066	18
:urope du Sud	439	5	327	5	285	5
Ʌsie Pacifique	216	3	140	2	96	2
Total	8 416	100	7 047	100	5 754	100

4. – Charges d'exploitation.

Les postes « Salaires et charges sociales » et « Frais de déplacement » ui constituent les postes les plus importants des charges d'exploitation 'analysent comme suit :

(En millions d'euros)	2001	2002	2003
;alaires et charges sociales	4 941	4 249	3 672
'rais de déplacement	596	505	350
Total	5 537	4 754	4 022
:n % du total des charges d'exploitation	69 %	69 %	72 %
:n % du total du chiffre d'affaires	66 %	67 %	70 %
:ffectif moyen	59 906	54 882	49 805

5. – Produits et frais financiers (net).

L'analyse des produits et frais financiers (net) est la suivante :

(En millions d'euros)	2001	2002	2003
:evenus des placements à court-terme	31	24	22
ıtérêts financiers sur emprunts	– 26	– 29	– 38
ɩutres résultats financiers	1	4	2
Total	6	– 1	– 14

La variation du résultat financier entre 2002 et 2003 résulte :

— pour environ la moitié, d'excédents nets de trésorerie plus faibles une année sur l'autre et d'une moindre rémunération des placements ›mpte tenu de la baisse des taux d'intérêts sur la période ;

· pour le solde, de l'effet combiné (i) des coûts de levée et de portage ifférentiel entre taux d'emprunt et taux de placement) liés à l'emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes (Océane, voir note 15), (ii) des coûts liés au re-financement par créditbail fin 2002 de la nouvelle université du Groupe et (iii) d'une augmentation de la charge d'intérêt liée au régime de la participation légale dont bénéficient les salariés français du Groupe.

6. – Autres produits et charges (net).

Les autres produits et charges se ventilent comme suit :

(En millions d'euros)	2001	2002	2003
Coûts de restructurations	– 181	– 463	– 211
Résultat de cession d'une créance de carry-back			– 16
Plus et moins-values sur cession de titres et d'activités	37	7	4
Plus et moins-values sur cession d'actifs incorporels et corporels	20	– 3	– 1
Provisions pour dépréciation de titres	– 18		
Provision pour dépréciation d'immobilisations corporelles		– 10	
Profits sur créances financières		– 11	2
Profits et pertes de change (net)	– 2	– 3	– 11
Autres produits et charges (net)	– 15	– 20	– 18
Total	– 159	– 503	– 251

Il convient de noter qu'en 2003 il a été décidé d'enregistrer l'effet de l'actualisation des impôts différés à long-terme en charge d'impôt. Pour tenir compte de cette décision, les comptes « Autres produits et charges » et « Impôts » ont été retraités pour 2001 et 2002.

Les coûts de restructuration correspondent principalement. — En 2001 : à la réduction d'effectifs portant sur un total d'environ 5 400 personnes principalement aux Etats-Unis, au Royaume-Uni, dans les pays nordiques et dans l'ensemble des activités télécoms du Groupe.

En 2002 : aux mesures de restructuration s'analysant comme suit :

— 359 millions d'euros de coûts liés aux réductions d'effectifs de 5 855 collaborateurs, principalement en Amérique du Nord, au Royaume-Uni, dans les pays nordiques, au Benelux, et en Europe du Sud ;

— 104 millions d'euros d'autres charges liées principalement aux mesures de rationalisation du parc immobilier lancées à la fin du 1er semestre 2002 à la suite des réductions d'effectifs.

En 2003 : à la poursuite des mesures de restructuration qui a conduit à reconnaître 211 millions d'euros de charges recouvrant :

— 141 millions d'euros de coûts directement liés aux réductions d'effectifs (3 047 collaborateurs), principalement en France, en Amérique du Nord, dans les pays Nordiques, en Ibérie, et au Benelux ;

— 70 millions d'euros d'autres charges liées principalement à la poursuite des mesures de rationalisation du parc immobilier lancées en 2002. Ces charges concernent le Royaume-Uni, la France, l'Allemagne et l'Europe Centrale, l'Amérique du Nord et l'Ibérie.

Résultat de cession d'une créance de carry-back. — En 2003 : La charge est relative au résultat de cession d'une créance de carry-back de 90 millions d'euros à un établissement de crédit (cf. note 7 « Impôts »).

Provisions pour dépréciation d'immobilisations corporelles. — En 2002 : elles correspondent à une dépréciation exceptionnelle de la valeur du bien immobilier situé à Behoust, qui abritait jusqu'ici l'Université du Groupe et dont la reconversion est à l'étude depuis l'ouverture de la nouvelle Université en 2003 du site des Fontaines, situé à Gouvieux.

Autres produits et charges (net). — En 2003, le Groupe a été amené à constater des charges additionnelles en Ibérie suite aux conclusions d'études menées par l'audit interne. Le montant de ces charges ayant trait à des exercices antérieurs à 2003 a été comptabilisé, conformément aux principes comptables du Groupe, en charges exceptionnelles (ligne « autres produits et charges » du compte de résultat) et s'élève à 17 millions d'euros.

7. – Impôts.

La charge d'impôts s'analyse comme suit :

(En millions d'euros)	2001	2002	2003
Impôts courants	– 166	55	– 38
Impôts différés (*)	82	– 61	– 9
Total	– 84	– 6	– 47

(*) Y compris l'effet de changement de classement de l'actualisation sur les actifs d'impôts à long-terme (voir Note 6).

Taux effectif d'impôt.

En 2003, le taux effectif moyen d'impôt sur les résultats ressort à 42,3 % du résultat avant impôt.

Le taux effectif d'impôt varie d'année en année selon la provenance des résultats, le Groupe exerçant ses activités dans des pays à fiscalités différentes. Par ailleurs, ce taux effectif est fortement impacté par les variations affectant les impôts différés actifs reconnus sur les déficits fiscaux reportables dont le Groupe dispose.

Le rapprochement entre le taux d'imposition applicable en France et le taux effectif d'impôt est le suivant :

(En millions d'euros)	2001	2002	2003
Taux d'imposition en France (%)	36,4	35,4	35,4
(Charge)/Produit d'impôts théorique	– 98	138	39
Eléments de rapprochement avec le taux effectif :			
Impôts différés actifs non reconnus ou dépréciés sur déficits reportables		– 115	– 207
Effet lié à la réévaluation de l'impôt différé nord américain lié à l'acquisition d'Ernst & Young	24	– 318	– 93
Effet lié à la réévaluation de l'impôt différé généré en France par la réorganisation des activités nord américaines		363	225
Différences de taux d'imposition entres pays	– 8	– 16	– 2
Différences permanentes et autres éléments	– 2	– 58	– 9
Charge)/Produit d'impôts réel	– 84	– 6	– 47
Taux effectif d'impôts (%)	31,1	– 1,5	– 42,3

En 2003, le taux effectif d'impôts résulte principalement de :

— la dépréciation et la non reconnaissance d'impôts différés actifs principalement en Amérique du Nord (117 millions d'euros), en Europe du Sud (49 millions d'euros), dans les pays Nordiques (24 millions d'euros) et en Europe Centrale (15 millions d'euros) ;

— l'effet de la dépréciation de l'impôt différé actif nord américain lié à l'acquisition d'Ernst & Young pour un montant de 93 millions d'euros net de l'effet positif de l'actualisation (27 millions d'euros) ;

— l'effet de la réévaluation, selon des paramètres présentés en note 20, de l'impôt différé actif reconnu en France sur la moins-value nette à court-terme résultant de la réorganisation de nos activités nord américaines pour un montant complémentaire de 208 millions d'euros, net de l'effet négatif de l'actualisation (98 millions d'euros) et de l'imputation sur les résultats fiscaux bénéficiaires de l'exercice en cours (17 millions d'euros) ;

— les différences permanentes et autres éléments qui comprennent en 2003 :

- des impôts forfaitaires supportés principalement en Amérique du Nord et en Italie,
- des différences permanentes notamment en Amérique du Nord, au Royaume-Uni et au Bénélux.

Durant les exercices 2001, 2002 et 2003 plusieurs filiales ont fait l'objet de contrôles fiscaux et certains redressements notifiés ont été contestés par les sociétés.

Par ailleurs, la société Cap Gemini S.A. a cédé le 26 juin 2003 à un établissement de crédit, pour un montant de 74 millions d'euros, une créance de carry-back constatée pour un montant de 90 millions d'euros, résultant de l'option de report en arrière du déficit fiscal français généré au titre de l'exercice 2002. Le coût de cette cession a été enregistré en autres produits et charges (voir note 6).

8. – Amortissement des écarts d'acquisition et dépréciation des parts de marché.

(En millions d'euros)	2001	2002	2003
Amortissement des écarts d'acquisition	– 31	– 39	– 38
Dépréciation des parts de marché		– 84	
Total	– 31	– 123	– 38

En 2002, la dépréciation des parts de marché (84 millions d'euros) comprend principalement une dépréciation exceptionnelle de 81 millions d'euros au titre des activités télécoms du Groupe en Amérique du Nord.

9. – Immobilisations incorporelles.

L'analyse par nature et les variations d'immobilisations incorporelles en 2001, 2002 et 2003 s'analysent comme suit :

(En millions d'euros)	Parts de marché	Ecarts d'acquisition	Autres actifs incorporels	Total
Valeur brute :				
Au 1er janvier 2001	840	985	175	2000
Ecarts de conversion	18	18	2	38
Acquisitions		153	43	196
Cessions			– 4	– 4
Variation de périmètre		35	11	46
Au 31 décembre 2001	858	1 191	227	2 276
Ecarts de conversion	– 58	– 58	– 12	– 128
Acquisitions		22	35	57
Cessions		– 1	– 12	– 13
Variation de périmètre		4	– 10	– 6
Au 31 décembre 2002	800	1 158	228	2 186
Ecarts de conversion	– 58	– 56	– 11	– 125
Acquisitions			30	30
Cessions		– 7	– 11	– 18
Variation de périmètre		347	4	351
Au 31 décembre 2003	742	1 442	240	2 424
Amortissements :				
Au 1er janvier 2001		– 276	– 78	– 354
Ecarts de conversion		– 6	– 1	– 7

(En millions d'euros)	Parts de marché	Ecarts d'acquisition	Autres actifs incorporels	Total
Dotations		– 31	– 40	– 71
Reprises			4	4
Variation de périmètre			– 18	– 18
Au 31 décembre 2001		– 313	– 133	– 446
Ecarts de conversion	8	22	8	38
Dotations	– 84	– 39	– 48	– 171
Reprises			11	11
Variation de périmètre		1	9	10
Au 31 décembre 2002	– 76	– 329	– 153	– 558
Ecarts de conversion	12	21	9	42
Dotations		– 38	– 35	– 73
Reprises		9	10	19
Variation de périmètre			– 5	– 5
Au 31 décembre 2003	– 64	– 337	– 174	– 575
Valeur nette :				
Au 1er janvier 2001	840	709	97	1 646
Au 31 décembre 2001	858	878	94	1 830
Au 31 décembre 2002	724	829	75	1 628
Au 31 décembre 2003	678	1 105	66	1 849

a) Parts de marché. — Elles correspondent à une affectation de l'écart le première consolidation dégagé lors des acquisitions des sociétés Hoscyns au Royaume-Uni (361 millions d'euros), Volmac aux Pays-Bas 176 millions d'euros), Programator en Suède (61 millions d'euros) et Beechwood aux Etats-Unis (80 millions d'euros).

b) Ecarts d'acquisition. — Au 31 décembre 2003, ils recouvrent principalement l'Amérique du Nord (118 millions d'euros), le Royaume-Uni 101 millions d'euros), le Bénélux (235 millions d'euros), l'Allemagne et l'Europe Centrale (102 millions d'euros) et la France (488 millions d'euros dont 352 millions d'euros relatifs à l'acquisition de la société Transiciel).

La variation de la valeur nette des écarts d'acquisition s'analyse principalement comme suit :

— En 2001 :

– L'écart d'acquisition de 139 millions d'euros provenant du rachat de 5,6 % des intérêts minoritaires de Cap Gemini NV,

– Les écarts d'acquisition générés par les acquisitions d'Hochtief Software en Allemagne (19 millions d'euros), de Cap Gemini Ernst & Young Travel & Logistics en Suède (13 millions d'euros) et des 50 % de OneSystem Group aux Etats-Unis non encore possédés par le Groupe (10 millions d'euros),

– La charge d'amortissement de l'exercice (31 millions d'euros),

– L'écart de conversion sur les écarts d'acquisition libellés en devises étrangères (12 millions d'euros).

— En 2002 :

– L'acquisition, en Hollande, des activités de la filiale informatique de Werkling pour 20 millions d'euros,

– La charge d'amortissement de l'exercice (39 millions d'euros),

– L'écart de conversion sur les écarts d'acquisition libellés en devises étrangères (– 36 millions d'euros).

— En 2003 :

– L'écart d'acquisition de 352 millions d'euros relatif à l'acquisition de la société Transiciel,

– La charge d'amortissement de l'exercice (38 millions d'euros),

– L'écart de conversion sur les écarts d'acquisition libellés en devises étrangères (– 35 millions d'euros),

– La cession en France de la quote part détenue dans la société APIS, le 27 novembre 2003.

Il faut noter que l'écart d'acquisition enregistré en moins des capitaux propres lors du rachat par offre publique d'échange de 37,5 % du capital de la société Cap Gemini NV sur les mois de juillet et août 1999 s'élève à 55 millions d'euros. Si cet écart avait été amorti, l'annuité d'amortissement pour l'exercice 2003 aurait été de 21 millions d'euros et la valeur nette au 31 décembre 2003 de 760 millions d'euros.

c) Tests de valeurs. — Un test des valeurs nettes comptables des écarts d'acquisition et parts de marché au 31 décembre 2003 a été mené en application de la procédure mise en place par le Groupe (voir note 1.d.) dans le cadre du contrôle de la valeur de ces actifs. Cette procédure, s'appuyant notamment sur la méthode des flux nets futurs de trésorerie actualisés, consiste en l'évaluation de la valeur recouvrable de chaque entité générant ses flux propres de trésorerie, qui correspondent soit à des filiales, soit aux zones géographiques dans lesquelles le Groupe est implanté. Cette évaluation est effectuée sur la base de paramètres issus du processus budgétaire et étendus sur un horizon de 5 ans, incluant des taux de croissance et de rentabilité jugés raisonnables. Des taux d'actualisation et de croissance à long-terme sur la période au-delà de 5 ans (soit respectivement 10,3 % et 3,0 % au 31 décembre 2003), appréciés à partir d'analyses du secteur dans lequel le Groupe exerce son activité, sont appliqués à l'ensemble des évaluations des entités générant leur flux propres de trésorerie. Au 31 décembre 2003, aucune dépréciation n'a été enregistrée, les montants recouvrables déterminés ainsi et par la méthode des multiples de chiffre d'affaires, étant supérieurs aux valeurs nettes comptables. En ce qui concerne Transiciel, le caractère récent de la transaction et les avantages attendus de l'acquisition n'ont pas fait apparaître la nécessité de réaliser un test de dépréciation.

d) Autres actifs incorporels. — Les autres actifs incorporels comprennent essentiellement des logiciels et autres droits d'usage acquis.

10. – Immobilisations corporelles.

L'analyse par nature et les variations d'immobilisations corporelles en 2001, 2002 et 2003 s'analysent comme suit :

(En millions d'euros)	Terrains, constructions et agencements	Matériels informatiques	Autres actifs corporels	Total
Valeur brute :				
Au 1er janvier 2001	473	329	147	949
Ecarts de conversion	9	4	1	14
Acquisitions	45	107	86	238
Cessions	– 96	– 44	– 19	– 159
Variation de périmètre	– 1		– 10	– 11
Au 31 décembre 2001	430	396	205	1 031
Ecarts de conversion	– 25	– 22	– 6	– 53
Acquisitions	140	136	31	307
Cessions	– 54	– 44	– 74	– 172
Variation de périmètre	– 13	4		– 9
Au 31 décembre 2002	478	470	156	1 104
Ecarts de conversion	– 24	– 26	– 5	– 55
Acquisitions	47	57	17	121
Cessions	– 26	– 43	– 13	– 82
Variation de périmètre	24	1	– 28	– 3
Au 31 décembre 2003	499	459	127	1 085
Amortissements :				
Au 1er janvier 2001	– 188	– 212	– 74	– 474
Ecarts de conversion	– 5	– 2		– 7
Dotations	– 46	– 84	– 16	– 146
Reprises	37	36	14	87
Variation de périmètre	4	– 7	2	– 1
Au 31 décembre 2001	– 198	– 269	– 74	– 541
Ecarts de conversion	14	12	2	28
Dotations	– 29	– 83	– 41	– 153
Reprises	13	42	9	64
Variation de périmètre	7	– 4	7	10
Au 31 décembre 2002	– 193	– 302	– 97	– 592
Ecarts de conversion	15	15	3	33
Dotations	– 40	– 75	– 18	– 133
Reprises	18	39	10	67
Variation de périmètre	– 5	5	11	11
Au 31 décembre 2003	– 205	– 318	– 91	– 614
Valeur nette :				
Au 1er janvier 2001	285	117	73	475
Au 31 décembre 2001	232	127	131	490
Au 31 décembre 2002	285	168	59	512
Au 31 décembre 2003	294	141	36	471

La valeur brute des actifs détenus en location financement représente 267 millions d'euros en 2003 (respectivement 220 millions d'euros en 2002 et 142 millions d'euros en 2001). Elle est composée principalement de matériels informatiques au Royaume-Uni (50 millions d'euros) et au Bénélux (39 millions d'euros), et d'immeubles correspondant à l'ancienne université de Behoust pour 39 millions et à la nouvelle université Les Fontaines pour 97 millions d'euros. L'amortissement cumulé de ces actifs représente 84 millions d'euros en 2003 (respectivement 48 millions d'euros en 2002 et 26 millions d'euros en 2001).

11. – Immobilisations financières.

Les immobilisations financières se décomposent comme suit (en millions d'euros) :

Au 31 décembre	2001	2002	2003
Titres mis en équivalence	2	1	
Titres de sociétés non consolidées	65	60	55
Dépôts et autres immobilisations financières à long-terme	22	24	33
Total	89	85	88

a) Titres de sociétés non consolidées. — Les mouvements des titres de sociétés non consolidées sont :

(En millions d'euros)	2001	2002	2003
Au 1er janvier	44	65	60
Ecarts de conversion	2	–5	–5
Acquisitions	67	9	
Cessions	–3		
Dépréciation	–39		
Autres mouvements		–9	
Variation de périmètre	–6		
Au 31 décembre	65	60	55

Le solde de 55 millions d'euros au 31 décembre 2003 correspond à hauteur de 49 millions d'euros aux titres de la société Vertex. Ces titres acquis en 2001 et 2002 suite à la cession de nos activités de « business process outsourcing » au Royaume-Uni, bénéficient d'une valeur garantie de vente à terme, valeur retenue pour valoriser les titres au bilan.

b) Transactions avec les entreprises liées. — Les transactions essentiellement commerciales réalisées en 2003 avec la société Vertex sont :

— les prestations facturées par le Groupe à la société Vertex pour un montant de 108 millions d'euros ;

— les prestations facturées par Vertex au Groupe pour un montant de 56 millions d'euros.

Les transactions réalisées avec les autres entreprises liées ne sont pas significatives.

c) Dépôts et autres immobilisations financières à long-terme.

La valeur d'utilité des dépôts et autres immobilisations financières à long-terme ne présente pas d'écart significatif par rapport à leur valeur nette comptable.

12. – Créances d'exploitation (net).
(En millions d'euros.)

Au 31 décembre	2001	2002	2003
Clients et comptes rattachés (net)	2 068	1 550	1 346
Autres créances d'exploitation	108	83	65
Total	2 176	1 633	1 411

Les créances d'exploitation sont à moins d'un an.

a) Clients et comptes rattachés (net) (en millions d'euros) :

Au 31 décembre	2001	2002	2003
Clients	1 871	1 482	1 269
Factures à émettre	958	901	458
Provisions pour créances douteuses	–33	–82	–38
Avances et acomptes reçus des clients	–728	–751	–343
Total	2 068	1 550	1 346
En nombre de jours du total du chiffre d'affaires	90	80	(*) 77

(*) Le nombre total de jours de chiffre d'affaires a été calculé sans retenir les actifs de la société Transiciel, le chiffre d'affaires correspondant n'étant pas consolidé.

b) Autres créances d'exploitation :

Au 31 décembre (en millions d'euros)	2001	2002	2003
Personnel et organismes sociaux	13	1	
Impôts et taxes	38	23	35
Divers	57	59	30
Total	108	83	65

13. – Créances diverses.

Au 31 décembre (en millions d'euros)	2001	2002	2003
Etat - impôts sur les bénéfices	52	134	18
Impôts différés actifs à court-terme	177	162	103
Charges à répartir et charges constatées d'avance	93	159	199
Total	322	455	320

En 2002, la variation du compte « Etat - impôts sur les bénéfices » s'explique principalement par la reconnaissance d'une créance de carry-back en France de 90 millions d'euros, dont l'échéance est au maximum de 5 ans. En 2003, la variation du poste provient de la cession de cette créance à un établissement de crédit.

En 2003, la variation du compte « Impôts différés actifs à court-terme » provient des ré-estimations des impôts différés actifs nord-américains et français.

Les éventuelles dépréciations et la ventilation par échéance des impôts différés actifs sont indiquées en note 20.

14. – Situation nette de l'ensemble consolidé.

a) Capital social, primes d'émission et d'apport, réserves. — Les variations de ces différents postes ainsi que le nombre d'actions correspondant sont donnés dans le tableau de variation des capitaux propres consolidés.

En particulier, les réserves consolidées qui comprennent les réserves propres à la société-mère Cap Gemini S.A. et les quotes-parts du Groupe dans les résultats des sociétés consolidées depuis leurs acquisitions s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2001	2002	2003
Réserves de Cap Gemini S.A.	593	1 124	1 442
Quotes - parts des résultats des sociétés consolidées (*)	441	–604	–1 119
Total	1 034	520	323

(*) Nettes des dividendes versés par ces sociétés à Cap Gemini S.A.

b) Plans d'options de souscription d'actions. — L'Assemblée Générale des actionnaires a autorisé le 24 mai 1996 et le 23 mai 2000 le conseil d'administration ou le directoire, à consentir à un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce, pendant un délai de cinq ans, des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces 2 plans, en vigueur au 31 décembre 2003, sont résumées dans le tableau ci-après :

	Plan 1996	Plan 2000
Date de l'assemblée	24/05/96	23/05/00

	Plan 1996	Plan 2000	
›mbre total d'options pouvant être consenties	6 000 000	12 000 000	
te des premières attributions au titre de ce plan	01/07/96	01/09/00	01/10/01
lai maximum d'exercice des options à compter de leur date d'attribution	6 ans	6 ans	5 ans
x de souscription en % de la moyenne des vingt séances de bourse précédant l'octroi	80 %	80 %	100 %
x de souscription (par action et en euros) des différentes attributions en vigueur :			
Plus bas	87,96	139,00	24,00
Plus haut	178,00	161,00	60,00
›mbre total d'actions souscrites au 31 décembre 2003	1 423 465		38 300
›mbre d'actions au 31 décembre 2003 pouvant être souscrites sur des options précédemment consenties et non encore exercées	(1) 2 020 015	(2) 1 894 950	(3) 6 089 500
›nt options détenues par deux membres du conseil d'administration	70 000		95 000

1) Soit 405 465 actions au prix de 87,96 €, 150 000 actions au prix de 114 €, 407 750 actions au prix de 118 €, 404 800 actions au prix de 178 €, 2 000 actions au prix de 161 € et 320 000 actions au prix de 144 €.
2) Soit 1 063 450 actions au prix de 161 € et 831 500 actions au prix de 139 €.
3)Soit 2 519 500 actions au prix de 60 €, 2 168 000 actions au prix de 24 € et 1 402 000 actions au prix de 40 €.

est rappelé que dans l'hypothèse d'une publication par Euronext d'un s de recevabilité d'une Offre Publique visant la totalité des titres de ›ital et des titres donnant accès au capital ou aux droits de vote de la iété, les titulaires d'options de souscription d'actions pourront - s'ils ›ouhaitent - lever aussitôt la totalité des options qui leur ont été consen- : (ou le solde en cas de levée(s) partielle(s) déjà effectuée (s)).

) Intérêts minoritaires. — Les intérêts minoritaires s'analysent comme i :

(En millions d'euros)	2001	2002	2003
ı 1er janvier	75	39	29
érêts minoritaires dans le résultat du Groupe		− 7	1
chat des minoritaires de Cap Gemini NV	− 29	− 1	
chat des minoritaires Cisco			− 26
serve de conversion des minoritaires et autres	− 3	− 2	− 4
videndes versés par les filiales aux minoritaires	− 4		
· 31 décembre	39	29	

n 2001, Cap Gemini S.A. a acquis 5,6 % du capital de Cap Gemini ', portant ainsi sa participation à 99,8 %. Le solde restant a été acquis août 2002 portant ainsi la participation du Groupe à 100 %. Le retrait Cap Gemini NV de la bourse d'Amsterdam a eu lieu en 2001.
n 2002, la variation des intérêts minoritaires s'explique principalent par les résultats de Cap Gemini Telecom S.A. et de ses filiales.
n 2003, Cap Gemini S.A. a acquis 4,84 % du capital de Cap Gemini ecom S.A. correspondant aux intérêts minoritaires de Cisco Systems, ¡ui porte ainsi la participation du Groupe à 100 %.

15. – Trésorerie nette.

a trésorerie nette est constituée de la trésorerie disponible diminuée dettes financières à court-terme et à long-terme.

31 décembre (en millions d'euros)	2001	2002	2003
·sorerie	875	762	1 190
ttes financières	− 177	− 297	− 924
·sorerie nette	698	465	266

convient de noter que les dettes financières à court-terme et décou- ıs bancaires s'analysent entre les dettes financières à court-terme, dont lurée est inférieure à un an, et les découverts bancaires de la façon suite :

31 décembre (en millions d'euros)	2001	2002	2003
ıes financières à court-erme	57	142	202
›uverts bancaires	112	100	31
ıes financières à court-erme et découverts bancaires	169	242	233

a) Trésorerie. — La trésorerie s'analyse comme la somme des créances financières et placements à court-terme, et du disponible en banque diminués des découverts bancaires.

Au 31 décembre (en millions d'euros)	2001	2002	2003
Créances financières et placements à court-terme	503	490	929
Banques	484	372	292
Découverts bancaires	− 112	− 100	− 31
Trésorerie	875	762	1 190

b) Dettes financières. — Les dettes financières s'analysent entre long-terme et court-terme, ces dernières comprenant à la fois la part à moins d'un an des endettements à long-terme ainsi que des dettes dont la durée est inférieure à un an, comme suit :

Au 31 décembre (en millions d'euros)	2001	2002	2003
Dettes financières à long-terme	120	155	722
Dettes financières à court-terme	57	142	202
Total	177	297	924

— Analyse par nature des dettes financières :

Au 31 décembre (en millions d'euros)	2001	2002	2003
Emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes (Océane)			460
Dettes bancaires ou assimilées	39	114	211
Dettes liées aux contrats de location financement	116	175	191
Autres dettes financières	22	8	62
Total	177	297	924

— Emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes de Cap Gemini S.A : (Océane) : Le 24 juin 2003, Cap Gemini S.A. a procédé à l'émission d'un emprunt obligataire convertible ou échangeable en actions nouvelles ou existantes (Océane), ayant pour date de jouissance le 2 juillet 2003 et pour échéance le 1er janvier 2010. Le montant nominal de l'emprunt s'élève à 460 millions d'euros et il est représenté par 9 019 607 obligations d'une valeur nominale unitaire de 51 €. Les obligations portent intérêt à un taux de 2,50 % l'an. Cette opération a donné lieu à une note d'information qui a obtenu le visa n° 03-607 de la Commission des opérations de bourse en date du 24 juin 2003.

- Conversion et/ou échange des obligations en actions : Chaque obligation peut être convertie et/ou échangée en une action Cap Gemini à tout moment à compter du 11 août 2003 et au plus tard le septième jour ouvré précédant le 1er janvier 2010.
- Amortissement normal : Les obligations seront amorties en totalité le 1er janvier 2010 par remboursement au pair en numéraire.
- Amortissement anticipé par rachats ou offres publiques : La Société se réserve le droit de procéder à tout moment, sans limita-

tion de prix ni de quantité, à l'amortissement anticipé de tout ou partie des obligations, soit par rachats en bourse ou hors bourse, soit par des offres publiques de rachat ou d'échange.

La Société peut procéder à l'amortissement des obligations par anticipation à compter du 2 juillet 2007 et jusqu'au septième jour ouvré précédant le 1er janvier 2010, pour la totalité des obligations restant en circulation, à un prix de remboursement anticipé égal au pair, majoré des intérêts courus, si le produit (i) du ratio d'attribution d'actions en vigueur et (ii) de la moyenne arithmétique des premiers cours cotés de l'action ordinaire de la Société sur le Premier marché d'Euronext Paris S.A. durant une période de 20 jours de bourse consécutifs choisie par la Société parmi les 40 jours de bourse précédant immédiatement la date de parution de l'avis annonçant l'amortissement anticipé, excède 125 % de ce prix de remboursement anticipé. Cet amortissement anticipé peut être réalisé soit par conversion soit en numéraire au gré des porteurs d'obligations.

– *Amortissement anticipé au gré des porteurs* : En cas de changement de contrôle, tout porteur d'obligations pourra demander le remboursement anticipé de tout ou partie de ses obligations.

– *Exigibilité anticipée* : Par ailleurs, la documentation de l'Océane contient des dispositions habituelles concernant l'exigibilité anticipée à l'initiative de la majorité des porteurs d'obligations, notamment en cas de non-paiement de sommes dues, de manquement à d'autres obligations contenues dans la documentation (sous réserve, le cas échéant, de périodes de « Grâce »), de défauts croisés (au-delà d'un seuil minimum de manquement), de liquidation dissolution ou de cession totale des actifs de la Société, ainsi qu'en cas de cessation de la cotation des actions ordinaires de la Société sur le Premier marché d'Euronext Paris S.A.

A noter qu'un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. ne constituerait pas une condition d'exigibilité anticipée des obligations et serait sans incidence sur le taux d'intérêt qui leur est applicable.

– *Maintien de l'emprunt à son rang* : Cap Gemini S.A. s'est enfin engagée à maintenir les obligations à un rang identique à toutes les autres obligations négociables qui pourraient être émises par la Société (« Pari passu »).

— Dettes bancaires ou assimilés : Les 211 millions d'euros s'analysent de la façon suivante :

1) 148 millions d'euros de dettes relatives à la société Transiciel, acquise en décembre 2003 par Cap Gemini S.A., qui se décomposent ainsi :

– un encours de 118 millions d'euros sur le prêt syndiqué de 150 millions d'euros contracté le 31 juillet 2001 par la société Transiciel avec un syndicat de banques françaises et européennes essentiellement pour financer sa croissance externe (acquisition d'UCC Groep, Gencom, IDC et Retec en 2001 et d'Ariane Group en 2002). L'encours de ce prêt a été remboursé par anticipation en totalité le 24 février 2004.

Les principales caractéristiques de cet encours sont les suivants :

• durée : 5 ans,
• échéance : 31 juillet 2006,
• taux : Euribor 3 mois augmenté d'une marge de 1,35 % (135 points de base),
• à noter qu'en date du 24 décembre 2002 la majorité des banques du syndicat avait donné son accord pour ne pas tenir compte du défaut résultant (i) du non respect au 30 juin 2003 des ratios financiers que la société Transiciel s'était engagée à respecter aux termes du contrat de prêt susvisé, et (ii) du changement de contrôle consécutif à l'OPE lancée par Cap Gemini S.A. sur Transiciel.

– un encours de 30 millions d'euros, constitué pour l'essentiel de trois prêts bilatéraux mis en place en 1999 et 2000 pour financer des acquisitions. L'encours de ces prêts a été remboursé par anticipation en totalité le 24 février 2004.

2) 63 millions d'euros, correspondant à des tirages, par les sociétés opérationnelles du Groupe, sur des lignes bancaires en Amérique du Nord (45 millions d'euros), en Asie Pacifique (15 millions d'euros) et en Europe du Sud (3 millions d'euros). Ces lignes de crédit bénéficient dans certaines circonstances de la garantie de Cap Gemini S.A.

– *Crédit syndiqué conclu par Cap Gemini S.A.* : Le 31 juillet 2001, la Société a conclu avec un groupe de banques composé de BNP Paribas et Barclays Capital Group, toutes deux en qualité de chef de file, de Banca di Roma, Bank of America, CIC-Crédit Mutuel, Crédit agricole Indosuez, Crédit lyonnais, Deutsche Bank, HSBC/CCF, ING Bank, Natexis Banques populaires et Société générale, en qualité de co-arrangeurs, et de Cadif, Dresdner Bank AG et Fuji Bank Limited en qualité de participants, une ligne de crédit multidevises de 600 millions d'euros remboursable in fine au plus tard le 31 juillet 2006. Pendant l'exercice 2003, il n'y a eu aucun tirage sur cette ligne.

Les principales caractéristiques de cette ligne de crédit sont les suivantes :

• Durée : 5 ans,
• Taux : Euribor et Libor (1-3-6-12 mois),
• Commission de non-utilisation : 0,125 %,
• Commission d'utilisation : 0,275 % à 0,325 % selon le niveau d'utilisation.

Cette ligne comporte des engagements qui limitent la capacité de la Société et de ses filiales parties au contrat, ainsi que, le cas échéant, la capacité de ses principales filiales (« principal subsidiaires », définies en fonction de leur part dans le chiffre d'affaires consolidé du Groupe) et de leurs filiales respectives, d'engager certaines opérations, y compris :

• des limites affectant la création ou l'autorisation de maintien de certaines sûretés sur l'un quelconque de leurs actifs,
• de modifier substantiellement la nature générale de leur activité,
• des restrictions sur les opérations de cession d'actifs et les fusions et opérations assimilées.

Lors de l'obtention de cette ligne, la société Cap Gemini S.A. s'est par ailleurs engagée à respecter certains engagements habituels y compris l'obtention et le maintien des autorisations nécessaires, le maintien d'une couverture d'assurance, le maintien de l'emprunt à son rang (« pari passu »), la fourniture d'informations financières.

En outre, la Société s'est engagée à respecter certains ratios financiers, notamment un niveau maximum d'endettement net consolidé par référence à sa situation nette consolidée ainsi qu'un niveau minimum de couverture des charges financières par le résultat opérationnel consolidé. Il est précisé qu'au 31 décembre 2003 le groupe respecte ces ratios.

Enfin, cette ligne de crédit contient des dispositions habituelles concernant l'exigibilité anticipée, notamment en cas de non-paiement de sommes dues, de fausse déclaration ou de manquement à d'autres obligations afférentes aux contrats de prêt (sous réserve, le cas échéant, de périodes de « grâce »), en cas de défauts croisés (au-delà d'un seuil minimum de manquement), d'insolvabilité et de procédures de dépôt de bilan, de changement de contrôle ou de survenance d'événement ayant un impact négatif significatif sur le Groupe.

Un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. serait sans incidence tant sur la disponibilité de cette ligne que sur la marge applicable.

— Dettes liées aux contrats de location financement : Au 31 décembre 2003, le montant correspond à la dette liée aux retraitements des contrats de location-financement. Ils concernent principalement le financement des Universités du Groupe (Béhoust et Les Fontaines) et des investissements en matériel informatique réalisés par Cap Gemini Ernst & Young UK Plc. et Cap Gemini Ernst & Young ISM BV. (Bénélux), dans le cadre de leur activité d'infogérance.

(En millions d'euros)	Début de contrat	Echéance	Taux	Solde au 31/12/01	Solde au 31/12/02	Solde au 31/12/03
Université Cap Gemini (Béhoust)	Avril 1992	Janvier 2012	Euribor 3 mois + 0,7 %	32	31	29
Université Cap Gemini (Les Fontaines)	Décembre 2001 Décembre 2002	Juillet 2014	Euribor 3 mois + 0,75 %	44	93	87
Cap Gemini Ernst & Youns UK Plc.	Décembre 2001	Juillet 2010	Fixe (3,6 % à 9,7 %)	40	30	33
Cap Gemini Ernst & Young ISM BV	Décembre 2002	Juin 2008	Fixe (3,12 % à 6 %)		21	33
Cap Gemini Ernst & Young Espana SL	Juillet 2001	Juin 2007	Fixe 5 %			6
Cap Gemini Ernst & Young Danmark AS	Juillet 2001	Juin 2016	Fixe 6,8 %			1
Transiciel S.A.	Avril 1999	Avril 2011	Fixe 5,7 %			1
Cap Gemini Ernst & Young Portugal S.A.	Février 2003	Janvier 2006	Fixe 5,38 %			1
Total				116	175	191

- Autres dettes financières : Au 31 décembre 2003 les autres dettes ıancières comprennent un encours de financement de 50 millions euros correspondant à la mobilisation par la société Transiciel de créans commerciales, auprès d'une société d'affacturage.
.es contrats d'affacturage prévoient une enveloppe maximum de ' millions d'euros aux conditions suivantes :
— Une commission de gestion (y compris assurance crédit) représenıt 0,15 % de l'encours cédé ;
- Une marge de financement sur le tirage qui s'élève à 50 points de se sur Euribor 3 mois.
-- Principales caractéristiques des dettes financières :
-Taux d'intérêts : Pour l'exercice 2003, le taux moyen des intérêts sur les dettes financières du Groupe ressort à 6,2 % contre 5,4 % en 2002 et 4,8 % en 2001. A noter que hors frais de gestion et charges d'intérêts liés au régime français de participation des salariés, le taux moyen des dettes financières ressortirait à 3,7 % contre 4,3 % en 2002.
Au 31décembre 2003, la part des dettes à taux variable est de 38 % et la part des dettes à taux fixe est de 62 %.
-L'échéancier de remboursement : L'échéancier de remboursement des dettes financières est le suivant :

Au 31 décembre (en millions d'euros)	2001		2002		2003	
	Montants	En %	Montants	En %	Montants	En %
+ 1	57	32	142	48	202	22
+ 2	19	11	25	8	77	8
+ 3	18	10	23	8	77	8
+ 4	13	7	14	5	17	2
+ 5	10	6	13	4	22	3
+ 6 et années ultérieures	60	34	80	27	529	57
Total	177	100	297	100	924	100

-Ventilation par devises : La ventilation des dettes financières par devises est la suivante :

Au 31 décembre (en millions d'euros)	2001		2002		2003	
	Montants	En %	Montants	En %	Montants	En %
ıro	82	46	149	50	829	90
ıllar US	19	11	84	28	46	5
vre Sterling	40	23	31	11	33	3
ıtres devises	36	20	33	11	16	2
Total	177	100	297	100	924	100

-Sûretés réelles : Au 31décembre 2003, les dettes financières sont garanties par des sûretés réelles à hauteur de 340 millions d'euros, dont 191 millions d'euros de location-financement (175 millions d'euros au 31décembre 2002 et 116 millions d'euros au 31décembre 2001) et 148 millions d'euros de nantissement de titres de participation détenus par la société Transiciel dans ses filiales (UCC Groep, Ariane Group, Transiciel ISR, Retec et Sinfor) venant en garantie du prêt syndiqué (remboursé par anticipation le 24 février 2004).
-Justes valeurs des dettes financières : Les valeurs comptables des emprunts à court-terme et des obligations liées aux contrats de crédit-bail sont proches de leur juste valeur compte tenu des taux d'intérêt de marché qui leur sont appliqués.

— Variation des dettes financières : La variation des dettes financières s'analyse comme suit :

(En millions d'euros)	2001	2002	2003
Au 1er janvier	154	177	297
Nouveaux emprunts	73	92	528
Remboursements	−35	−38	−26
Variation nette des tirages sur lignes de crédit	−1	75	−36
Ecarts de conversion	2	−9	−40
Variation de périmètre	−16		201
Au 31 décembre	177	297	924

16. – Provisions et autres passifs à long-terme.

Au 31 décembre (en millions d'euros)	2001	2002	2003
Provisions pour risques et charges	22	26	43
Provisions pour retraites et engagements assimilés	73	96	101
Réserve spéciale de participation	69	69	62
Impôts différés passifs à long-terme (*)	73	61	52
Total	237	252	258

(*) L'analyse des impôts différés passifs à long-terme est donnée en note 20.

.es variations des provisions pour retraites et engagements assimilés, et provisions pour risques et charges s'analysent comme suit :

(En millions d'euros)	31/12/02	Dotation	Reprise (pour utilisation)	Reprise (pour non utilisation)	Ecart de conversion	Autres mouvements	31/12/03
ɔvisions pour risques et charges	26	13	−8	−2		14	43
ɔvisions pour retraites et engagements assimilés	96	25	−10		−1	−8	101
Total	122	38	−18	−2	−1	6	144

rovisions pour risques et charges. — Le montant des dotations net des rises pour utilisation (5 millions d'euros) concerne pour l'essentiel des visions sur risques projets. Les autres mouvements (14 millions uros) concernent les provisions pour risques et charges de la société nsiciel.

rovisions pour retraites et engagements assimilés . — L'analyse du ıpte provisions pour retraites et engagements assimilés, au 31 décem-2003 est la suivante :

Au 31 décembre (en millions d'euros)	2003
·visions sur régimes de retraites à prestations définies couverts par des actifs :	
:tats-Unis, Canada, Allemagne	5
Royaume-Uni	8
visions sur régimes de retraites à prestations définies non couverts par des actifs (Allemagne)	21
visions pour indemnités de départ à la retraite (France, Itae)	30
Provisions pour couvertures médicales et autres	37
Total	101

Il existe deux catégories de régimes de retraite :
— Régimes à cotisations définies : Ces régimes existent dans la majorité des pays d'Europe (France, Bénélux, Europe Centrale, Pays Nordiques, Italie, et Ibérie), aux Etats Unis ainsi que dans les pays d'Asie-Pacifique.
Ces régimes font l'objet de versements auprès d'organismes habilités à gérer de tels fonds de retraite qui sont comptabilisés en charges de l'exercice.
— Régimes à prestations définies : Il existe deux natures de régime :
-Les régimes à prestations définies couverts par des actifs :
Ces régimes existent aux Etats-Unis, au Canada, au Royaume-Uni, en Allemagne et en France (Transiciel).
-Les régimes à prestations définies non couverts par des actifs :

Dans le cadre de ces régimes, des provisions pour indemnités de départ à la retraite et de couverture sociale sont constatées au passif du bilan dans le compte « provisions pour retraites et engagements assimilés ». Les pays principalement concernés sont la France, l'Italie, l'Europe Centrale, les Pays Nordiques et l'Amérique du Nord.

Concernant les Etats-Unis, le Canada et l'Allemagne, les provisions sur régimes de retraites à prestations définies couverts par des actifs s'analysent comme suit :

(En millions d'euros)	Etats-Unis	Canada	Allemagne	Total
Dette actuarielle	28	106	8	142
Juste valeur des actifs de couverture	20	98	8	126
Engagements bruts	8	8		16
Ecarts actuariels non constatés		– 10		– 10
Coûts des services passés non constatés		– 1		– 1
Engagements nets au bilan	8	– 3		5
Effectifs concernés	624	529	337	1 490

Concernant le Royaume-Uni, compte tenu de l'âge moyen des employés en activité au 31 décembre 2003 (41 ans), la majeure partie des actifs du plan a été investie en actions. La méthode légale consiste à actualiser les engagements de retraite au taux de rendement attendu à long-terme sur les actifs en portefeuille ; au cas particulier, le taux de rendement à long-terme retenu sur les actifs investis en actions est de 8 %. La comparaison avec la valeur de marché des actifs en portefeuille fait ressortir un déficit de couverture qui, en application de la réglementation locale, est amorti sur la durée attendue de vie active résiduelle moyenne des salariés (environ 13 années). Les charges de retraites de l'exercice comprennent l'amortissement annuel de ce déficit et le coût des services rendus au titre de l'exercice. La provision inscrite au bilan au 31 décembre 2003 pour 8 millions d'euros correspond à la part non encore décaissée des coûts de retraites.

La méthode qui consiste à actualiser les engagements de retraite au taux de rendement des obligations, soit 5,5 % à fin 2003, conduirait à constater un déséquilibre de 276 millions d'euros au 31 décembre 2003 (contre 288 millions d'euros au 31 décembre 2002).

(En millions d'euros)	
Dette actuarielle	848
Juste valeur des actifs de couverture	572
Engagements bruts	276
Ecarts actuariels non constatés	
Coûts des services passés non constatés	
Engagements nets au bilan	
Effectifs concernés	9 903

17. – Dettes d'exploitation.

Au 31 décembre (en millions d'euros)	2001	2002	2003
Fournisseurs et comptes rattachés	478	518	408
Personnel	801	779	661
Impôts et taxes	243	212	218
Divers	187	111	97
Total	1 709	1 620	1 384

18. – Dettes diverses.

Au 31 décembre (en millions d'euros)	2001	2002	2003
Etat - impôts sur les bénéfices	132	28	53
Impôts différés passifs à court-terme	30	25	18
Produits constatés d'avance et dividendes à payer	18	6	12
Total	180	59	83

19. – Instruments financiers.

Couvertures des risques de taux d'intérêts.

— Au 31 décembre 2001, aucune opération de couverture de taux d'intérêts n'était en cours.

Au 31 décembre 2002, trois couvertures de taux d'intérêts étaient en cours sous la forme de contrats d'échange de taux portant sur un montant total de 24,8 millions d'euros, pour des périodes allant de 9 à 48 jours, relatives à :

— d'une part, deux placements en obligations convertibles qui étaient au 31 décembre 2002 à 48 jours de l'échéance de remboursement. Au terme des deux contrats d'échange de taux correspondants, Cap Gemini S.A. est payeur de taux fixe à 2,50 % contre respectivement Euribor 3 mois + 3,00 % et Euribor 3 mois + 4,50 % ;

— et d'autre part, un placement en Euro Commercial Paper. Au terme du contrat d'échange de taux correspondant, Cap Gemini S.A. est payeur de taux fixe à 3,21 % contre Eonia capitalisé.

Au 31 décembre 2003, cinq couvertures de taux d'intérêts étaient en cours sous la forme de contrats d'échange de taux et de produits optionnels (cap, floor et tunnel) portant sur un montant total de 202,6 millions d'euros, pour des périodes allant de 2 à 11 ans, relatives à :

— d'une part, un contrat d'échange de taux (swap de taux d'intérêts) portant sur un montant total de 43,5 millions d'euros, pour une période restant à courir de 11 ans, relative à la couverture à hauteur de 50 % du crédit bail contracté par la S.A.R.L. Immobilière les Fontaines (Université Cap Gemini) en décembre 2002. Au terme du contrat d'échange de taux correspondant, la S.A.R.L. Immobilière les Fontaines est payeur de taux fixe à 3,51 % contre Euribor 3 mois. L'évaluation de ce contrat à la valeur de marché au 31 décembre 2003 fait apparaître un gain latent de 0,6 million d'euros.

— et d'autre part, quatre couvertures de taux mises en place par Transiciel sur ses prêts à moyen-terme et portant sur un montant total de 159,1 millions d'euros. Ces couvertures sont à montant dégressifs dans le temps et pour une période restant à courir de 31 mois. L'évaluation de ces contrats à la valeur de marché au 31 décembre 2003 fait apparaître une perte latente de 5,2 millions d'euros, provisionnée dans le cadre de l'acquisition de la société Transiciel.

Couvertures des risques de changes :

— Au 31 décembre 2001, les couvertures de taux de change s'élevaient au total à 53 millions d'euros, à échéance 2002, sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au Groupe, pour les montants suivants :

– 32 millions de livres sterling pour une contre-valeur de 52 millions d'euros,

– 2 millions de dollars australiens pour une contre-valeur de 1 million d'euros,

– 1 million de pesos mexicains pour une contre-valeur de 0,1 million d'euros.

— Au 31 décembre 2002, les couvertures de taux de change s'élevaient au total à 126,1 millions d'euros et étaient les suivantes :

– couvertures commerciales à échéance 2003 : vente à terme de 1,8 millions de dollars canadiens pour une contre-valeur de 1,1 millions d'euros,

– couvertures financières à échéance 2003 sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au Groupe, pour les montants suivants :

• 75 millions de livres sterling pour une contre-valeur de 115,3 millions d'euros,

• 13 millions de dollars australiens pour une contre-valeur de 7 millions d'euros,

• 5 millions de dollars singapouriens pour une contre-valeur de 2,7 millions d'euros.

L'évaluation de ces contrats à la valeur de marché au 31 décembre 2002 fait apparaître un gain latent de l'ordre de 0,6 million d'euros.

— Au 31 décembre 2003, les couvertures de taux de change s'élevaient au total à 254,3 millions d'euros et étaient les suivantes :

– couvertures commerciales à échéance 2004 : deux ventes à terme pour un total de 10,6 millions de dollars US pour une contre-valeur de 8,5 millions d'euros et un achat à terme de 0,1 million de dollars US pour une contre-valeur de 0,1 million d'euros,

– couvertures financières à échéance 2004 sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au Groupe, pour les montants suivants :

• 96,1 millions de livres sterling pour une contre-valeur de 136,1 millions d'euros,

• 110,5 millions de dollars US pour une contre-valeur de 89,2 millions d'euros,

• 161,8 millions de couronnes suédoises pour une contre-valeur de 18 millions d'euros,

• 5 millions de dollars singapouriens pour une contre-valeur de 2,4 millions d'euros.

L'évaluation de ces contrats à la valeur de marché au 31 décembre 2003 fait apparaître un gain latent de l'ordre de 1,9 millions d'euros.

20. – Impôts différés.

a) Evolution des impôts différés. — Les impôts différés actifs et passifs · décomposent comme suit :

Au 31 décembre (en millions d'euros)	2001	2002	2003
Déficits fiscaux reportables	421	1 408	1 338
Différence temporaire liée à l'apport des activités conseil d'Ernst & Young	1 204	1 047	830
Autres	46	11	48
Provisions sur impôts différés actifs	- 808	- 1 779	- 1 545
Total des impôts différés actifs (long-terme)	863	687	671
ertes fiscales reportables	15	76	42
ifférence temporaire liée à l'apport des activités conseil d'Ernst & Young	101	42	17
rovisions pour congés payés	14	13	12
utres	48	36	49
rovisions sur impôts différés actifs	- 1	- 5	- 17
Total des impôts différés actifs (court-terme)	177	162	103
Total des impôts différés actifs	1 040	849	774
etraitement de l'amortissement des écarts d'acquisition	- 66	- 57	- 50
apitalisation et amortissement	- 3		
rovisions	- 4	- 3	- 2
utres		- 1	
Total des impôts différés passifs (long-terme)	- 73	- 61	- 52
éévaluation des en-cours de production	- 7	- 5	- 8
rovisions pour restructuration	- 18	- 19	
rovisions			- 6
utres	- 5	- 1	- 4
Total des impôts différés passifs (court-terme)	- 30	- 25	- 18
Total des impôts différés passifs	- 103	- 86	- 70

Au 31 décembre 2003, la majeure partie des impôts différés s'analyse · la façon suivante :

1. Impôts différés actifs américains : L'apport des activités nord-améri- ·ines de conseil d'Ernst & Young permet au Groupe d'amortir fiscale- ent sur 15 ans la différence entre le prix de la transaction pour ces :tivités et la valeur fiscale des actifs et passifs acquis (4 776 millions euros), soit un impôt différé actif total d'environ 1 600 millions d'euros. La valeur de cet actif d'impôt différé au 31 décembre 2003 a été établie ı tenant compte d'une estimation des résultats taxables de nos activités ›rd-américaines sur les 15 prochaines années et en retenant des taux de oissance et de rentabilité jugés raisonnables et en utilisant les paramè- :s de visibilité et d'actualisation suivants :

· Reconnaissance de 100 % de l'utilisation sur les cinq premières ınées. A compter de la sixième année, les utilisations probables font objet d'une provision au taux forfaitaire de 35 %, taux en croissance de points sur les années suivantes et ce jusqu'à 70 %.

Ce taux est porté à 100 % la seizième année.

—Taux d'actualisation de 5,4 % (taux des obligations d'Etat à 30 ans x Etats-Unis).

Cette réévaluation a conduit à la constatation en 2003 d'une provision mplémentaire de 93 millions d'euros, net de l'effet positif de l'actuali- tion (27 millions d'euros). Le solde de cet impôt différé actif, après ise en compte d'un effet de change de 58 millions d'euros, ressort à 8 millions d'euros au 31 décembre 2003 (dont 231 millions d'euros à ıg-terme), à comparer à 398 millions d'euros au 31 décembre 2002 et 2 millions d'euros au 31 décembre 2001.

'ar ailleurs, les impôts différés actifs qui avaient été reconnus sur des ficits fiscaux reportables antérieurs à la transaction Ernst & Young et sur d'autres différences temporaires, soit 88 millions d'euros, ont été entièrement provisionnés.

2. Impôt différé actif reconnu en France suite à la réorganisation de nos activités nord-américaines : La réorganisation de nos activités nord-américaines a conduit la société Cap Gemini S.A. à reconnaître en 2002 une moins-value fiscale nette à court-terme dont le montant définitif s'élève à 2,8 milliards d'euros (voir b) Déficits fiscaux), à comparer au chiffre de 2 milliards d'euros indiqué initialement dans le document de référence 2002.

Au 31 décembre 2003, cet actif d'impôt différé a été réévalué pour tenir compte des effets de la loi de finance pour 2004 qui supprime la limite de cinq ans pour le report des déficits fiscaux, des ré-estimations suite à l'acquisition de la société Transiciel, et d'une estimation du résultat fiscal en France au titre des 15 prochaines années. Cette réévaluation a été réalisée en retenant des taux de croissance et de rentabilité jugés raisonnables et en utilisant les paramètres de visibilité et d'actualisation suivants (identiques à ceux utilisés pour l'impôt différé américain) :

– reconnaissance de 100 % de l'utilisation sur les cinq premières années. A compter de la sixième année, les utilisations probables font l'objet d'une provision au taux forfaitaire de 35 %, taux en croissance de 5 points sur les années suivantes et le cas échéant jusqu'à 70 %. Ce taux est porté à 100 % la seizième année ;

— taux d'actualisation de 4,2 % (Obligations Assimilables du Trésor).

Après imputation sur les résultats fiscaux bénéficiaires de l'exercice en cours pour 17 millions d'euros, le montant de l'impôt différé actif a été augmenté de 208 millions d'euros, net de l'effet de l'actualisation (98 millions d'euros), portant le solde au 31 décembre 2003 à 421 millions d'euros (soit 396 millions d'euros à long-terme et 25 millions d'euros à court-terme) à comparer à 213 millions d'euros au 31 décembre 2002.

b) Déficits fiscaux et écarts d'acquisitions fiscalement amortissables.

(En millions d'euros)	2001	2002	2003
Déficits reportables temporairement	999	3 583	1 301
Déficits reportables indéfiniment	197	582	2 966
Total des déficits reportables	1 196	4 165	4 267
Ecarts d'acquisition nord-américains	4 116	3 168	2 421
Total des déficits reportables et écarts d'acquisition fiscalement amortissables	5 312	7 333	6 648
Economie potentielle d'impôt correspondante	2 041	2 720	2 438
Dont actifs d'impôts différés reconnus	407	705	814

La variation des déficits fiscaux reportables entre 2002 et 2003 qui s'élève à 102 millions d'euros s'explique principalement :

— par l'amortissement fiscal dont le Groupe bénéficie suite à l'apport des activités conseil d'Ernst & Young en Amérique du Nord (240 millions d'euros) ;

— par les résultats fiscaux déficitaires de l'exercice en cours, principalement en Ibérie (62 millions d'euros), dans les Pays Nordiques (39 millions d'euros), et en Italie (29 millions d'euros) ;

— par les déficits fiscaux apportés lors de l'acquisition de la société Transiciel (43 millions d'euros) ;

— par un effet de conversion négatif sur les déficits fiscaux reportables essentiellement en Amérique Nord (208 millions d'euros) ;

— ces effets sont partiellement compensés par les résultats fiscaux bénéficiaires de l'exercice en cours, principalement en France (48 millions d'euros), au Royaume-Uni (22 millions d'euros) et par la diminution des déficits reportables en Asie-Pacifique (20 millions d'euros) principalement due à la liquidation des entités en Corée et en Nouvelle-Zélande.

L'échéancier des déficits fiscaux reportables aux 31 décembre 2001, 2002 et 2003 est le suivant :

Au 31 décembre (en millions d'euros)	2001		2002		2003	
	Montants	En %	Montants	En %	Montants	En %
n + 1	54	5	25	1	46	1
n + 2	6	1	30	1	16	1
n + 3	46	4	2		26	1
n + 4	15	1	32	1	60	1
n + 5 et années ultérieures	878	73	3 494	83	1 153	27

Au 31 décembre (en millions d'euros)	2001		2002		2003	
	Montants	En %	Montants	En %	Montants	En %
Indéfiniment	197	16	582	14	2 966	69
Total	1 196	100	4 165	100	4 267	100

Les déficits reportables du groupe fiscal français présentés dans la ligne « n + 5 et années ultérieures » au 31 décembre 2002 ont été reclassés vers la ligne « indéfiniment » au 31 décembre 2003 (soit 2 260 millions d'euros), en application de la loi de finances française pour 2004 supprimant la limite de cinq ans pour le report des déficits fiscaux ordinaires.

21. – Engagements reçus et donnés.

a) Engagements reçus :

Au 31 décembre (en millions d'euros)	2001	2002	2003
Engagements reçus :			
Sur contrats	2	1	5
Autres	2	4	4
Total	4	5	9

b) Engagements donnés :

Au 31 décembre (en millions d'euros)	2001	2002	2003
Engagements donnés :			
Sur contrats	35	36	109
Sur locations non résiliables	1 259	1 229	1 173
Sur emprunts	27	8	5
Autres	44	25	56
Total	1 365	1 298	1 343

Les engagements sur contrats correspondent aux commandes d'achats à venir dans le cadre de contrats d'achat globaux. L'augmentation des engagements sur contrats d'achats globaux s'explique principalement par la signature de commandes d'achats au Royaume-Uni dans le cadre de contrats d'outsourcing. Les autres engagements correspondent à des cautions ou garanties fiscales.

L'analyse des engagements donnés par le Groupe sur des locations non résiliables, par nature et par échéance, au 31 décembre 2003 est la suivante :

(En millions d'euros)	Matériel informatique	Bureaux	Voitures	Autres locations non résiliables	Total
n + 1	50	166	52	4	272
n + 2	33	150	32	3	218
n + 3	18	129	16	1	164
n + 4	5	113	6	1	125
n + 5	3	101			105
n + 6 et années ultérieures	3	287			289
Total	112	946	106	9	1 173

Les baux relatifs aux bureaux varient selon les territoires, et s'étalent sur des périodes comprises entre 5 et 25 ans. Les contrats de véhicules sont des contrats court-terme de 3 ans.

Les engagements sur des locations non résiliables sont principalement donnés en Amérique du Nord (244 millions d'euros), au Royaume-Uni (288 millions d'euros), au Bénélux (184 millions d'euros), en Europe Centrale (123 millions d'euros), et en France (138 millions d'euros).

c) Autres engagements. — Les autres engagements significatifs au 31 décembre 2003 sont les suivants :

Les accords signés au titre de l'acquisition des activités conseil d'Ernst & Young stipulent que les anciens associés d'Ernst & Young qui exerçaient leur activité dans le domaine du conseil sont devenus des salariés du Groupe et bénéficient à cet effet d'un contrat de travail. Au cas où ces personnes devenues salariées du Groupe décident de le quitter avant un certain délai, elles sont tenues de restituer ainsi tout ou partie des actions reçues au titre de l'apport, le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci.

Cap Gemini S.A., l'ensemble de ses filiales et toute société contrôlée directement ou indirectement à 50 % ou plus, sont assurées pour les conséquences pécuniaires de la responsabilité civile générale et professionnelle pouvant leur incomber en raison de leurs activités au sein d'un programme mondial organisé en plusieurs lignes placées auprès de différentes compagnies d'assurance. Ce programme est revu et ajusté périodiquement pour tenir compte de l'évolution du chiffre d'affaires, des activités exercées et des risques encourus.

A hauteur de 20 millions d'euros, ce programme est couvert par l'intermédiaire d'une société captive de ré-assurance consolidée intégrant les protections en ré-assurance.

Le 26 juin 2003, Cap Gemini S.A. a cédé pour un montant de 74 millions d'euros à un établissement de crédit une créance de 90 millions d'euros détenue sur le Trésor public, résultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002. Aux termes du contrat de cession, Cap Gemini S.A. s'est engagée à indemniser le cessionnaire à hauteur de toute différence qui serait constatée entre le montant de la créance cédée et le montant effectivement recouvrable auprès du Trésor public, et ce pour une période allant jusqu'au 30 juin 2011.

En date du 20 octobre 2003, la société Cap Gemini a lancé une offre publique d'échange visant les actions de la société Transiciel, par laquelle les actionnaires de Transiciel se voient proposer par Cap Gemini d'échanger leurs actions selon l'une des deux options suivantes :

— Première branche : une parité d'échange d'une action Cap Gemini à émettre pour 3 actions Transiciel.

— Deuxième branche : une parité de 5 actions Cap Gemini à émettre et 16 bons d'attribution d'actions nouvelles Cap Gemini pour 16 actions Transiciel.

La seconde option comporte un mécanisme de complément de prix se traduisant par l'attribution d'actions Cap Gemini supplémentaires conditionnée à l'atteinte par le nouvel ensemble Sogeti/Transiciel d'objectifs de résultat au cours des deux prochaines années. Ce mécanisme de complément de prix est détaillé dans la note d'information ayant reçu le visa de la COB n° 03-935 en date du 29 octobre 2003.

Sous réserve de réalisation de ces objectifs, chaque bon d'attribution d'actions donnera droit à l'attribution au profit de son titulaire d'une quotité d'actions nouvelles Cap Gemini, jouissance 1er janvier 2006, soit un maximum de 508 600 actions à l'issue de la période de réouverture de l'offre le 28 janvier 2004 (voir note 26). Les actions nouvelles ainsi créées, valorisées à 35,44 € (cours de bourse du 18 décembre 2003, date de l'assemblée générale extraordinaire ayant approuvé l'opération), ne seront comptabilisées qu'au moment de leur émission, ce qui induira dans les comptes consolidés un ajustement corrélatif de l'écart d'acquisition initial trouvant sa contrepartie dans les capitaux propres consolidés du Groupe.

22. – Faits exceptionnels et litiges.

Le Groupe n'a pas connaissance de faits exceptionnels ou de litiges susceptibles d'avoir ou ayant eu dans un passé récent un impact significatif sur l'activité, la situation financière, le résultat, le patrimoine et les perspectives d'avenir de la société ou du Groupe, qui ne soient pas reflétés dans les comptes ou mentionnés dans les notes sur les comptes consolidés.

23. – Effectifs.

Les effectifs moyens se répartissent entre les principales zones géographiques du Groupe de la manière suivante :

Effectif moyen	2001		2002		2003	
	Effectifs	En %	Effectifs	En %	Effectifs	En %
Amérique du Nord	11 040	18	9 893	18	8 832	18
Royaume-Uni et Irlande	9 014	16	7 412	14	6 651	14
Pays Nordiques	5 140	9	4 589	8	3 926	8
Benelux	9 835	16	9 333	17	8 098	16
Allemagne et Europe Centrale	3 435	6	3 191	6	3 026	6
France	13 794	23	13 637	25	13 054	26
Europe du Sud	5 641	9	4 998	9	4 563	9
Asie-Pacifique	2 007	3	1 829	3	1 655	3
Total	59 906	100	54 882	100	49 805	100

Les effectifs de fin d'année se répartissent entre les principales zones géographiques du Groupe de la manière suivante :

Effectif de fin d'année	2001		2002		2003 (hors Transiciel)		2003 (avec Transiciel)	
	Effectifs	En %	Effectifs	En %	Effectifs	En %	Effectifs	En %
Amérique du Nord	9 810	17	9 674	18	7 914	16	7 914	14

ffectif de fin d'année	2001		2002		2003 (hors Transiciel)		2003 (avec Transiciel)	
	Effectifs	En %	Effectifs	En %	Effectifs	En %	Effectifs	En %
oyaume-Uni et Irlande	7 906	14	7 268	14	6 496	13	6 496	12
ays Nordiques	5 149	9	4 250	8	3 672	8	3 672	7
enelux	9 862	17	8 860	17	7 716	16	8 540	15
llemagne et Europe Centrale	3 555	6	3 124	6	3 055	6	3 055	5
rance	14 045	24	13 378	25	12 884	27	18 442	33
urope du Sud	5 546	10	4 636	9	4 514	9	5 404	10
sie-Pacifique	1 887	3	1 493	3	2 053	4	2 053	4
Total	57 760	100	52 683	100	48 304	100	55 576	100

24. – Activité par zone géographique.
(*En millions d'euros.*)

.a décomposition du chiffre d'affaires et des résultats d'exploitation, ısi que des actifs immobilisés et des comptes clients et comptes rattaés par zone géographique est la suivante :

Chiffre d'affaires	2001		2002		2003	
	Montants	En %	Montants	En %	Montants	En %
mérique du Nord	2 848	34	2 258	32	1 715	30
oyaume-Uni et Irlande	1 414	17	1 223	17	1 016	18
ıys Nordiques	577	7	469	7	377	6
énélux	1 036	12	925	13	762	13
llemagne et Europe Centrale	519	6	466	7	437	8
ance	1 367	16	1 239	17	1 066	18
ırope du Sud	439	5	327	5	285	5
ie-Pacifique	216	3	140	2	96	2
Total	8 416	100	7 047	100	5 754	100

Résultat d'exploitation	2001		2002		2003	
	Montants	En %	Montants	En %	Montants	En %
nérique du Nord	178	42	42	37	41	27
yaume-Uni et Irlande	– 3	– 1	– 24	– 21	36	23
ys Nordiques	10	2	– 6	– 5	– 4	– 3
nelux	128	30	47	41	72	47
lemagne et Europe Centrale	25	6	– 3	– 3	20	13
ınce	83	20	85	75	24	15
rope du Sud	12	3	– 15	– 13	– 37	– 24
ie-Pacifique	– 10	– 2	– 12	– 11	3	2
Total	423	100	114	100	155	100

Marge d'exploitation (en %)	2001	2002	2003
érique du Nord	6,3	1,9	2,4
ıaume-Uni et Irlande	– 0,2	– 2,0	3,5
s Nordiques	1,7	– 1,3	– 1,1
ıelux	12,4	5,1	9,4
magne et Europe Centrale	4,8	– 0,7	4,6
ıce	6,1	6,9	2,3
ɔpe du sud	2,7	– 4,6	– 13,0
-Pacifique	– 4,6	– 8,6	– 3,1
Total	5,0	1,6	2,7

Actif immobilisé	2001		2002		2003 (hors Transiciel)		2003 (avec Transiciel)	
	Montants	En %	Montants	En %	Montants	En %	Montants	En %
Amérique du Nord	500	21	356	16	275	13	275	11
Royaume-Uni et Irlande	684	28	628	28	576	28	576	24
Pays Nordiques	126	5	114	5	111	5	111	5
Benelux	437	18	458	21	464	23	466	19
Allemagne et Europe Centrale	186	8	175	8	171	8	171	7
France	401	17	423	19	385	19	747	31
Europe du Sud	59	2	59	3	50	3	51	3
Asie-Pacifique	16	1	12		11	1	11	
Total	2 049	100	2 225	100	2 043	100	2 408	100

Clients et comptes rattachés (net)	2001		2002		2003 (hors Transiciel)		2003 (avec Transiciel)	
	Montants	En %	Montants	En %	Montants	En %	Montants	En %
Amérique du Nord	420	20	298	19	226	19	226	17
Royaume-Uni et Irlande	325	16	253	16	182	15	182	14
Pays Nordiques	117	7	79	5	64	5	64	5
Benelux	277	13	226	15	155	13	177	13
Allemagne et Europe Centrale	174	8	131	9	115	9	115	8
France	460	22	377	24	349	29	453	34
Europe du Sud	225	11	152	10	106	9	119	8
Asie-Pacifique	70	3	34	2	10	1	10	1
Total	2 068	100	1 550	100	1 207	100	1 346	100

25. – Intérêts dans les participations sous contrôle conjoint.

Le Groupe exerce un contrôle conjoint sur des participations, notamment au Canada, en Allemagne, et au Royaume-Uni. La part du chiffre d'affaires du Groupe généré par ces participations est 1,69 %.

26. – Evénements postérieurs à la clôture 2003.

Le 11 décembre 2003 Inland Revenue a annoncé qu'il retenait le Groupe dans le cadre du contrat « ASPIRE » pour le renouvellement de son contrat d'infogérance. Le 5 janvier 2004, le Groupe a signé ce contrat portant sur un montant de 4,7 milliards d'euros sur 10 ans. Ce contrat comprend notamment un engagement de reprise d'immobilisations pour un montant de 29,5 millions d'euros ainsi qu'une garantie de performance assortie d'une garantie financière donnée par la Société-mère du Groupe, Cap Gemini S.A.

A l'issue de la période de réouverture de l'Offre Publique d'Echange sur les titres de la société Transiciel, le Groupe détient 96,71 % du capital et 95,13 % des droits de vote de la société, soit :

— 10 072 299 actions de Transiciel apportées à la première branche de l'offre (remise pour 3 actions Transiciel présentées, d'une action Cap Gemini à émettre) ;

— 8 137 600 actions de Transiciel apportées à la deuxième branche de l'offre (remise pour 16 actions Transiciel présentées, de 5 actions Cap Gemini à émettre et de 16 bons d'attribution d'actions nouvelles Cap Gemini).

27. – Liste par pays des sociétés consolidées.

Le nombre de sociétés consolidées au 31 décembre 2003 s'élève à 153 dont 30 apportées par le Groupe Transiciel (*)

Pays Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
Allemagne :		
Cap Gemini Ernst & Young Deutschland GmbH	100 %	I.G.
Cap Gemini Ernst & Young Deutschland Holding GmbH	100 %	I.G.
Cap Gemini Ernst & Young Systems GmbH	100 %	I.G.
IS Energy Information Services fur die Energiewirtschaft GmbH	25,2 %	PROP

Pays Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
Software Design and Management AG (Munich)	100 %	I.G.
Ruhrdigital Privat Konsortium GbR	66,7 %	I.G.
Ruhrdigital Betriebs GmbH & Co. KG	66,6 %	I.G.
Ruhrdigital Verwaltungs GmbH	66,6 %	I.G.
Vision IT Plattform Besitz GmbH & Co. KG	13,3 %	MEQ
Sogeti Deutschland GmbH	100 %	I.G.
Cap Gemini Telecom Media & Networks Deutschland GmbH	100 %	I.G.
Australie :		
Cap Gemini Ernst & Young Australia Pty Ltd	100 %	I.G.
Cap Gemini Ernst & Young Business Services Australia Pty Ltd	100 %	I.G.
Autriche :		
Cap Gemini Ernst & Young Osterreich AG	100 %	I.G.
Belgique :		
Cap Gemini Ernst & Young Belgium N.V./S.A.	100 %	I.G.
Gitek Software N.V.	100 %	I.G.
Twinsoft N.V./S.A.	100 %	I.G.
Sogeti N.V./S.A.	100 %	I.G.
Cap Gemini Telecom Media & Networks Belgium N.V.	100 %	I.G.
Transiciel Bénélux S.A. (*)	93,3 %	I.G.
Ariane II S.A. / N.V. (*)	93,3 %	I.G.
Ariane IT S.A. (*)	93,3 %	I.G.
Ordiges S.A. (*)	93,3 %	I.G.
Canada :		
Cap Gemini Ernst & Young New Brunswick Inc	100 %	I.G.
Nova Scotia Ltd.	100 %	I.G.
Canadian Information Productivity Awards Ltd.	50 %	PROP
Cap Gemini Ernst & Young Canada Inc.	100 %	I.G.
Inergi Inc.	100 %	I.G.
Inergi LP	100 %	I.G.
New Horizons System Solutions LLP	100 %	I.G.
New Horizons System Solutions Inc.	100 %	I.G.
Chine :		
Cap Gemini Ernst & Young (Shanghai) Co. Ltd.	100 %	I.G.
Cap Gemini Ernst & Young Hong Kong Ltd.	100 %	I.G.
One Resource Ltd. (Hong Kong)	100 %	I.G.
OneResource Data Processing Shenzen Ltd.	100 %	I.G.
Cap Hong Kong Ltd.	100 %	I.G.
CGEY Business Services (Asia) Ltd. [HK]	100 %	I.G.
Danemark :		
Cap Gemini Ernst & Young Danmark AS.	100 %	I.G.
Cap Gemini Telecom Media & Networks Danmark AS	100 %	I.G.
Espagne :		
Cap Gemini Ernst & Young España, S.L.	100 %	I.G.
Sogeti España S.L.	100 %	I.G.
Transiciel S.L. (Spain) (*)	93,3 %	I.G.
Transiciel Formacion S.L. (*)	93,3 %	I.G.
Cap Gemini Telecom Media & Networks España S.L.	100 %	I.G.
Etats-Unis :		
BiosGroup Inc.	41,3 %	MEQ
BIOS GP Inc.	100 %	I.G.
Cap Gemini America Inc.	100 %	I.G.
Cap Gemini Ernst & Young Application Services LLC	100 %	I.G.
Cap Gemini Ernst & Young Kansas City Service Center LLC	100 %	I.G.
Cap Gemini Ernst & Young U.S. Consulting BV	100 %	I.G.
Cap Gemini Ernst & Young U.S. Holding Inc.	100 %	I.G.

Pays Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
Cap Gemini Ernst & Young U.S. Holdings LLC	100 %	I.G.
Cap Gemini Ernst & Young U.S. LLC.	100 %	I.G.
Cap Gemini North America Inc.	100 %	I.G.
Cap Gemini Technologies LLC	100 %	I.G.
Cap Gemini Ernst & Young Government Solutions LLC	100 %	I.G.
Sogeti USA LLC	100 %	I.G.
Cap Gemini Telecom Media & Networks US Inc.	100 %	I.G.
Finlande :		
Cap Gemini Ernst & Young Finland Oy	100 %	I.G.
Capsam Consulting Oy	100 %	I.G.
Racap Solutions Oy	65 %	I.G.
Cap Gemini Telecom Media & Networks Finland Oy	100 %	I.G.
France :		
Cap Gemini S.A.	Société-mère	I.G.
Agrostar	19 %	MEQ
Answork	14,8 %	MEQ
Cap Gemini Ernst & Young France SAS	100 %	I.G.
Cap Gemini Gouvieux S.A.S.	100 %	I.G.
Cap Gemini Service S.A.S.	100 %	I.G.
CGEY Université S.A.S.	100 %	I.G.
Pierre Fabre Informatique	51 %	I.G.
S.A.R.L. Immobilière Les Fontaines	100 %	I.G.
SCI Château de Béhoust	100 %	I.G.
SCI Paris Etoile	100 %	I.G.
Sogeti France SAS	100 %	I.G.
Cap Gemini Telecom Media & Networks France SAS	100 %	I.G.
Cap Gemini Telecom S.A.	100 %	I.G.
Transiciel S.A. (*)	93,3 %	I.G.
Geoffroy Marie SAS (*)	93,3 %	I.G.
Transiciel Ingénierie S.A. (*)	93,3 %	I.G.
Transiciel Régions S.A. (*)	93,3 %	I.G.
Transiciel ISR S.A. (*)	93,3 %	I.G.
Transiciel Technologies S.A. (*)	92,4 %	I.G.
Sinfor Automation S.A. (*)	93,3 %	I.G.
Atraits S.A. (*)	93,3 %	I.G.
Retec S.A. (*)	92,3 %	I.G.
Retec Aquitaine S.A.R.L. (*)	91,9 %	I.G.
Retec Institut S.A.R.L. (*)	92,2 %	I.G.
Retec Midi Pyrénées S.A.R.L. (*)	92,1 %	I.G.
Retec Systèmes S.A.R.L. (*)	92,1 %	I.G.
Sacaf SNC (*)	78,4 %	I.G.
Retec Calculs S.A.R.L. (*)	92,1 %	I.G.
Socaltec S.A.R.L. (*)	91,9 %	I.G.
Retec Azur S.A.R.L. (*)	92,1 %	I.G.
Retec Conseils S.A.S. (*)	92,3 %	I.G.
Retec Technologies S.A.S. (*)	92,3 %	I.G.
Ariane Groupe France S.A.S. (*)	93,3 %	I.G.
Chryseis Micro et Réseaux S.A.R.L. (*)	93,3 %	I.G.
Grande Bretagne :		
Cap Gemini Ernst & Young UK Plc.	100 %	I.G.
CGS Holdings Ltd.	100 %	I.G.
Gemini Consulting Holding Ltd. (UK)	100 %	I.G.
Working Links (Employment) Ltd.	33 %	PROP
Cap Gemini Telecom Media and Networks UK Ltd.	100 %	I.G.
Hongrie :		
Cap Gemini Ernst & Young Magyarorszag Kft	100 %	I.G.
Inde :		
Cap Gemini Ernst & Young Consulting India Private Ltd.	100 %	I.G.
Indonésie :		
PT EY GCC Asia Pacific BV	100 %	I.G.
Irlande :		
Cap Gemini Ernst & Young Ireland Ltd.	100 %	I.G.
Italie :		
Cap Gemini Ernst & Young Italia SpA	100 %	I.G.

Pays Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
mini Telecom & Media Networks Italia SpA	100 %	I.G.
:		
Gemini Ernst & Young Japan KK	100 %	I.G.
nbourg :		
Gemini Ernst & Young Luxembourg S.A.	100 %	I.G.
p Gemini Reinsurance Company	100 %	I.G.
iane II Luxembourg S.A. /N.V. (*)	93,3 %	I.G.
sie :		
p Gemini Ernst & Young Consultants Sdn Bhd	100 %	I.G.
p Gemini Telecom Media & Networks Malaysia Sdn Bhd	100 %	I.G.
que :		
p Gemini Ernst & Young Mexico S. de R.L. de C.V.	100 %	I.G.
ège :		
p Gemini Ernst & Young Norge AS	100 %	I.G.
p Gemini Telecom Media & Networks Norge AS	100 %	I.G.
Bas :		
p Gemini Bénélux BV	100 %	I.G.
p Gemini Ernst & Young Outsourcing BV	100 %	I.G.
p Gemini Ernst & Young Management Sourcing BV	100 %	I.G.
p Gemini Ernst & Young Sourcing BV	100 %	I.G.
p Gemini Ernst & Young Nederland BV	100 %	I.G.
p Gemini Europe BV	100 %	I.G.
p Gemini N.V.	100 %	I.G.
: Gate	30 %	MEQ
3S/WSG Partnership CV	100 %	I.G.
tity Holding BV	10 %	MEQ
3A Volmac BV	100 %	I.G.
ul Postma Marketing Consultancy BV	100 %	I.G.
geti Nederland BV	100 %	I.G.
p Gemini Ernst & Young International BV	100 %	I.G.
p Gemini Ernst & Young Global Client Consulting Asia Pacific BV	100 %	I.G.
C Groep BV (*)	93,3 %	I.G.
ow Nederland BV (*)	93,3 %	I.G.
p Gemini Telecom Media & Networks Nederland BV	100 %	I.G.
gne :		
p Gemini Ernst & Young Polska Sp z.o.o.	100 %	I.G.
gal :		
p Gemini Ernst & Young Portugal Serviços de Consultoria e Informatica S.A.	100 %	I.G.
blique Tchèque :		
p Gemini Telecom Media & Networks Czech Republic S.r.o.	100 %	I.G.
pour :		
p Gemini Ernst & Young Singapore Pte Ltd.	100 %	I.G.
p Gemini Asia Pacific Pte Ltd.	100 %	I.G.
ofessional Outsourcing Pte Ltd.	100 %	I.G.
p Gemini Telecom Media & Networks Singapore Pte Ltd.	100 %	I.G.
quie :		
p Gemini Ernst & Young Slovensko, s.r.o.	100 %	I.G.
e :		
p Gemini Ernst & Young AB	100 %	I.G.
p Gemini Ernst & Young Sverige AB	100 %	I.G.
p Gemini Ernst & Young Travel & Logistics Sweden AB	100 %	I.G.
AR Bossard Sverige AB	100 %	I.G.
geti Sverige AB	100 %	I.G.
p Gemini Telecom Media & Networks Sweden AB	100 %	I.G.
e :		
p Gemini Ernst & Young Suisse S.A.	100 %	I.G.
SD&M Schweiz AG	100 %	I.G.
Gonap AG	100 %	I.G.
Sogeti Suisse S.A.	100 %	I.G.

Le Groupe prévoit d'adopter à compter du 15 avril 2004 la dénomination « Capgemini ». En conséquence, les démarches ont été entreprises afin de supprimer les mots « Ernst & Young » de la dénomination sociale des filiales.

VI. — Rapport des commissaires aux comptes sur les comptes consolidés au 31 décembre 2003.

Aux actionnaires de Cap Gemini S.A.,

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de Cap Gemini S.A. relatifs à l'exercice clos le 31 décembre 2003, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Opinion sur les comptes consolidés :

— Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Justification de nos appréciations :

— En application des dispositions de l'article L. 225-235 du Code de commerce relatives à la justification de nos appréciations, et qui s'appliquent pour la première fois à cet exercice, nous portons à votre connaissance les éléments suivants, qui contribuent à l'opinion exprimée ci-dessus portant sur les comptes pris dans leur ensemble :

— La note 1 j) de l'annexe expose la méthode de comptabilisation du chiffre d'affaires des contrats au forfait s'échelonnant sur plusieurs exercices, qui implique une part d'estimations.

Dans le cadre de notre appréciation des règles et principes comptables du Groupe, nous avons vérifié le caractère approprié des méthodes de comptabilisation retenues, nous sommes assurés de leur correcte application ainsi que du caractère raisonnable des estimations retenues.

— Un montant d'actif d'impôt différé de 774 millions d'euros figure au bilan consolidé dont les modalités de détermination sont décrites dans la note 20 de l'annexe.

Dans le cadre de nos appréciations, nous avons vérifié la cohérence d'ensemble des données et des hypothèses retenues ayant servi à l'évaluation de l'actif d'impôt différé.

— Le montant des immobilisations incorporelles nettes figurant au bilan consolidé inclut à hauteur de 1 783 millions d'euros des parts de marché non amorties et des écarts d'acquisition amortis sur une durée maximale de 40 ans. Les notes 1 d) et 9 de l'annexe exposent les principes et méthodes comptables relatifs à l'approche retenue par le Groupe pour l'évaluation de la valeur d'utilité des ces actifs incorporels.

Dans le cadre de nos appréciations, nous avons vérifié le bien fondé de l'approche retenue ainsi que la cohérence d'ensemble des hypothèses utilisées et des évaluations qui en résultent.

Vérification spécifique :

— Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe. Nous

n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Paris, le 26 février 2004.
Les commissaires aux comptes :

PricewaterhouseCoopers Audit : BERNARD RASCLE

KPMG Audit : Département de KPMG S.A. : JEAN-LUC DECORNOY, Associé ; FRÉDÉRIC QUÉLIN, Associé

62247

COURTOIS

Société anonyme au capital de 1 673 940 €.
Siège social : 3, rue Mage, 31000 Toulouse.
540 802 105 R.C.S. Toulouse.

Documents comptables annuels.

A. — Comptes sociaux.

I. — Bilan au 31 décembre 2003.
(En milliers d'euros.)

Actif	31/12/03	31/12/02
Actif immobilisé	7 708	7 822
Immobilisations incorporelles		
Immobilisations corporelles	619	644
Immobilisations financières	7 089	7 178
Actif circulant	87	39
Stocks		
Clients et comptes rattachés		
Autres créances et comptes de régularisation	35	18
Valeurs mobilières de placement	8	8
Disponibilités	44	13
Total de l'actif	7 795	7 861

Passif	31/12/03	31/12/02
Capitaux propres	7 155	7 139
Capital	1 674	1 674
Prime d'apport	455	455
Réserve légale	185	185
Réserves réglementées	3 754	3 757
Autres réserves	453	436
Report à nouveau		
Résultat	564	555
Provisions réglementées	70	77
Provisions pour risques et charges	2	2
Dettes	638	720
Emprunts et dettes financières		
Fournisseurs et comptes rattachés	2	5
Autres dettes et comptes de régularisation	636	715
Total du passif	7 795	7 861

II. — Compte de résultat.
(En milliers d'euros.)

	31/12/03	31/12/02
Production vendue	407	405
Reprise sur amortissements et provisions transf. ch.	1	4
Autres produits d'exploitation	1	1
Total produits d'exploitation	409	410
Charges externes	– 254	– 193
Impôts et taxes	– 17	– 21
Charges de personnel	– 56	– 116
Autres charges d'exploitation	– 39	– 39
Dotations aux amortissements	– 23	– 24
Dotations aux provisions		
Total charges d'exploitation	– 389	– 392
Résultat d'exploitation	20	18
Produits financiers	660	628
Charges financières	– 88	– 59
Résultat financier	572	569
Résultat courant avant impôt	592	588
Produits exceptionnels	8	8
Charges exceptionnelles	0	0
Résultat exceptionnel	8	8
Impôts sur les résultats	– 36	– 40
Résultat net	564	555

III. — Projet d'affectation du résultat.

Bénéfice net	563 775,67 €
Report à nouveau	651,20 €
Soit au total la somme de	564 426,87 €
Dividendes net à payer	320 232,00 €
Autres réserves	244 194,87 €

IV. — Annexe aux comptes sociaux.

Preambule.

L'exercice social clos le 31 décembre 2003 à une durée de 12 mois. L'exercice précédent clos le 31 décembre 2002 avait une durée de 12 mois.

Le total du bilan de l'exercice avant affectation du résultat est de 7 794 595,56 €.

Le résultat net comptable est un bénéfice de 563 775,67 €.

Les informations communiquées ci-après font partie intégrante des comptes annuels qui ont été arrêtés le 18 mars 2004 par le conseil d'administration.

Règles et méthodes comptables.

Les conventions ci-après ont été appliquées dans le respect du principe de prudence, conformément aux règles de base suivantes :

— Continuité de l'exploitation ;

— Permanence des méthodes comptables d'un exercice à l'autre ;

— Indépendance des exercices.

Les principales méthodes utilisées sont les suivantes :

— Provisions réglementées (hors dérogatoires) : elles sont constituées pour tenir compte de l'application des dispositions légales existant à la clôture des comptes ;

— Provisions pour risques et charges : elles sont constituées pour tenir compte des risques financiers existant à la date de clôture des comptes ;

— Amortissements de l'actif immobilisé : les biens susceptibles de subir une dépréciation sont amortis, selon le mode linéaire ou dégressif sur la base de leur durée de vie économique ;

— Provisions pour dépréciation d'actif : elles sont constituées pour tenir compte des risques d'irrécouvrabilité relatifs à l'actif existant à la date de clôture des comptes ;

— Titres de participation : ils sont comptabilisés au coût d'acquisition. Ils font l'objet d'une provision pour dépréciation si leur valeur comptable nette est inférieure à leur quote-part dans les capitaux propres de la société détenue ;

— Créances rattachées à des participations : elles font l'objet d'une provision lorsque la société objet de la participation présente une situation nette négative.

Notes sur le bilan - Année 2003.

Actif immobilisé. — Les mouvements de l'exercice sont détaillés dans les tableaux ci-dessous :

— Immobilisations brutes :

Actif immobilisé	A l'ouverture	Augmentation	Diminution	A la clôture
Immobilisations incorporelles				
Immobilisations corporelles	1 683 720		2 096	1 681 624

File No. 82-5065

Exhibit 24

BALO Notice of May 12, 2004 regarding the publication of net sales revenues for the first quarter of 2004

Passif	Montant
pital souscrit	1 142 481
me d'émission	709 040
serves	261 609
arts de réévaluation	42
›visions réglementées, subventions d'investissement	22 901
port à nouveau (+/–)	62 338
Total du passif	171 764 564

Hors bilan	Montant
ements donnés :	
agements de financement donnés	37 041 557
agements de garanties donnés	43 818 643
agements sur titres donnés	9 127 567
ements reçus :	
agements de financement reçus	13 244 175
agements de garanties reçus	1 662 153
agements sur titres reçus	10 170 595

CAP GEMINI S.A.

é anonyme au capital de 1 051 011 824 €.
social : 11, rue de Tilsitt, 75017 Paris.
)3 844 R.C.S. Paris. — APE : 741 J.
ce social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés
(Hors taxes, en millions d'euros.)

	2004	2003	Variation
nère :			
er trimestre	37	40	– 7,1 %
consolidé :			
er trimestre	1 477	1 555	– 5,0 %

ssance au premier trimestre par rapport au chiffre d'affaires du
n 2003 est de – 5.0 % à taux courant et de – 9,2 % à taux et
constants.

CDC IXIS SECURITIES

nonyme au capital de 1 910 250 €.
cial : 47, quai d'Austerlitz, 75013 Paris.
888 R.C.S. Paris.

tif à l'avis paru au *Bulletin des Annonces légales obligatoires* 2004, il est précisé que les comptes annuels ont été publiés au spécial des Sociétés » du 1er avril 2004 et non du 1er janvier me indiqué par erreur.

CEREP

nonyme au capital de 3 589 665 €.
al : 128, rue Danton, 92500 Rueil Malmaison.
48 R.C.S. Nanterre. — APE : 244 D.

Chiffre d'affaires consolidé comparé (hors taxes).

(En milliers d'euros)	2004	2003	Variation
Premier trimestre	11 579	7 885	46,85 %

65142

CIDER SANTE

Siège social :7-13, boulevard Paul-Emile Victor, 92521 Neuilly.
Société anonyme au capital de 4 570 000 €.
312 548 944 R.C.S Nanterre.

Chiffre d'affaires du premier trimestre 2004.
(En milliers d'euros.)

	Premier trimestre 2004	Premier trimestre 2003 pro forma (1)	Premier trimestre 2003
Visite médicale France	11 129	15 879	15 879
Promotion et information des pharmaciens	5 449	4 051	4 051
Etudes et recherche clinique	1 408	1 968	1 968
International	10 082	9 793	1 911
Chiffre d'affaires consolidé	28 068	31 691	23 809

(1) Pro forma (ou périmètre comparable) : comprend le chiffre d'affaires de la société Cider Distribution International qui est depuis le 1er janvier 2004 consolidée par la méthode d'intégration globale car le groupe Cidersante exerce désormais une influence dominante sur cette société.

65190

CM-CIC BAIL

Société anonyme au capital de 12 493 668 €.
Siège social : 12, rue Gaillon, 75002 Paris.
642 017 834 01000 R.C.S. Paris. — APE : 65.2 A.

Situation au 31 mars 2004.
(En milliers d'euros.)

Actif	Montants
Caisse, banques centrales, C.C.P.	135
Effets publics et valeurs assimilées	—
Créances sur les établissements de crédit	74 221
A vue	74 221
A terme	—
Créances sur la clientèle	30 620
Créances commerciales	—
Autres concours a la clientèle	30 620
Comptes ordinaires débiteurs	0
Affacturage	—
Obligations et autres titres à revenu fixe	—
Actions et autres titres à revenu variable	0
Promotion immobilière	—
Participations et activités de portefeuille	0
Parts dans les entreprises liées	767
Crédit-bail et location avec option d'achat	1 243 350
Location simple	738 536
Immobilisations incorporelles	8
Immobilisations corporelles	319
Capital souscrit non versé	—
Actions propres	—
Autres actifs	25 096
Comptes de régularisation	393
Total de l'actif	2 113 445

File No. 82-5065

Exhibit 25

Notice in *Le Quotidien Juridique* of December 25-26, 2003 regarding the amendment of the statuts of the Company to increase the Company's issued share capital following the contribution of the Transiciel shares

179024 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.003.501.960 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

...ertu des pouvoirs qui lui ont été ...és par l'Assemblée Générale ...rdinaire du 18 décembre 2003 et Conseil d'Administration du 10 ...bre 2003, et au vu des résultats ...fs de l'Offre Publique alternative ...nge initiée par la Société sur les ... de la société Transiciel publiés le ...cembre 2003 par l'Autorité des ...s financiers sous la référence ...2148, le Président du Conseil ...nistration a :

...cidé d'émettre en rémunération ...tions Transiciel apportées à l'offre ... de 5.689.304 actions Cap Gemini ...057.632 bons d'attribution d'ac...ap Gemini,

...nstaté que le capital de la Société ... conséquence augmenté de ...432 euros du fait de l'émission de ...04 actions nouvelles et porté à ...16.392 euros divisé en ...049 actions de 8 euros de valeur ... le chacune,

...cidé de modifier en conséquence ... suit l'article 6 des statuts de la ... : Le capital social est fixé à ...16.392 euros et divisé en ...049 actions de 8 euros chacune ...nent libérées et toutes de même ...ie.

Pour avis.

335744 - Petites-Affiches

...Catherine PUECH FABRE
...ocat en Droit des Sociétés
31, rue des Peupliers
...2752 NANTERRE CEDEX
Cabinet Secondaire
...dresse postale et Bureaux
273 ter, rue d'Epinay
95360 MONTMAGNY
Tél. : 01.30.10.02.05
Fax : 01.39.83.53.64

GROUPE ...A VENDRE A LOUER

...ciété par actions simplifiée
au capital de 90.770 €
Siège social :
56, rue de Londres
75008 PARIS
...89 986 324 R.C.S. Paris

...rmes de l'AGE du 9/12/03, il a ...ié :

...ugmenter le capital social de ... à 181.770 € par apports en ...e et émission d'actions nouvel...rticles 7 " Apports - Formation ...l " et 8 " Capital social " des ...nt été modifiés en consé...

... nommer à compter du 9/12/03 ... Jacques BIGAND, demeurant à ..., 44, quai Henri-IV, aux fonc... Président en remplacement de ... François GUILMOTO, démis...

POUR AVIS.

160943 - La Loi

AU GRE JO

...té à responsabilité limitée
au capital 7.622,45 €
Siège social :
..., rue Godot-de-Mauroy
75009 PARIS
...9 245 344 R.C.S. Paris

...u 01/07/2003 a pris acte de la ... de M. Franklin ATTIA, cogé... ...ntoine BEDIKIAN reste donc ...t.

335848 - Petites-Affiches

VALIMMOUN

Société à responsabilité limitée
au capital de 1.000 €
Siège social :
11, rue Portalis
75008 PARIS
450 676 341 R.C.S. Paris

Réunis en AGE le 15/12/03, les associés ont :

— nommé gérants, en remplacement de Mme Valérie GIRARDOT, démissionnaire :

- M. Gregory DREYFUS, 10, rue de Longpont, 92200 Neuilly-sur-Seine ;

- M. Gaspard AUBEPIN DE LAMOTHE DREUZY, 34, place du marché Saint-Honoré, 75001 Paris ;

— transféré le siège social au **58, avenue d'Iéna, 75116 PARIS**, et modifié l'article 4 des statuts ;

— changé la dénomination sociale qui devient :

" ZETHA "

et modifié l'article 3 des statuts ;

— modifié l'objet social et l'article 2 des statuts, qui devient : " la société a pour objet, en France et à l'étranger : étude, conception, développement, production, édition, promotion, distribution de tous produits dans le domaine du multimédia et des jeux vidéo et plus généralement de tous produits audiovisuels et informatiques ".

Mention sera faite au R.C.S. de Paris.

179038 - Le Quotidien Juridique

GST

Société à responsabilité limitée
au capital de 7.622,45 €
Siège social :
86, rue Voltaire
93100 MONTREUIL
R.C.S. Bobigny 424 060 465

Par A.G.E. en date du 16/10/2003,

La société susvisée,

Constituée pour une durée de 99 ans, à compter du 20 juillet 1999,

Ayant pour objet : l'achat, la vente, la location et d'une manière générale, la distribution de tous services et matériels de télésurveillance et de sécurité, ainsi que toutes activités connexes, avec toutes les prestations de services s'y rattachant.

Et un capital d'un montant de 7.622,45 euros,

Dont le gérant est Monsieur Antoine PEZZALI, demeurant à SAINT-CLEMENT (89100), 4, rue Paul-Bert.

A décidé de transférer son siège social à **PARIS (75012), 116, rue de Charenton.**

Et de modifier corrélativement l'article 4 de ses statuts.

En conséquence, la société qui était immatriculée au R.C.S. de BOBIGNY sous le n° 424 060 465 fera l'objet d'une nouvelle immatriculation au R.C.S. de PARIS.

Pour avis,
La Gérance.

335706 - Petites-Affiches

La Route du Musc

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
9, avenue Rachel
75018 PARIS
R.C.S. Paris B 445 184 617

Par l'Assemblée Générale Extraordinaire du 6 novembre 2003, M. Lotfi Abderrahmane MERAD-BOUDIA, demeurant 51, cité Gregorge-Castors à Oran, né le 23 juin 1974 à Alger, a été nommé cogérant de la SARL La Route du Musc sise 9, avenue Rachel, 75018 PARIS.

179010 - Le Quotidien Juridique

ROBERT WALTERS

Société à responsabilité limitée
au capital de 10.000 €
Siège social :
23, avenue de Neuilly
75016 PARIS
R.C.S. Paris B 423 812 106

L'associé unique a décidé le 16/12/03 de transférer le siège social, à compter du 1er Janvier 2004, au : **21 à 23, Rue Balzac - 75008 PARIS**, de modifier en conséquence l'article 5 des statuts, de supprimer les articles 25, 26 et 27 des statuts n'ayant plus lieu de paraître (nomination des premiers gérants, actes souscrits au nom de la société en formation, publicité et pouvoirs pour l'immatriculation de la société).

179018 - Le Quotidien Juridique

AUDIT ET FINANCE

Société à responsabilité limitée
au capital de 50.400 €
Siège social :
9, avenue Hoche
75008 PARIS
352 764 039 R.C.S. Paris

Par décision en date du 23 décembre 2003, le gérant a transféré le siège social au **7 bis, rue de Monceau, 75008 PARIS**, à compter du même jour.

L'article 3 des statuts a été modifié en conséquence.

Mention en sera faite au Registre du Commerce et des Sociétés de PARIS.

Pour avis : LE GERANT.

335864 - Petites-Affiches

DODATA

Société à responsabilité limitée
au capital de 7.622,45 €
Siège social :
3, rue de Téhéran
75008 PARIS
421 327 776 R.C.S. Paris

Suivant procès-verbal en date du 15 décembre 2003, l'assemblée générale extraordinaire a décidé de transférer le siège social au **8, Rocade de la Croix-Saint-Georges, 77600 BUSSY-SAINT-GEORGES**, et a modifié en conséquence l'article 4 des statuts.

Modifications seront faites au R.C.S. de MEAUX, où la société sera désormais immatriculée.

168757 - Archives Commerciales

100 Cibles

Société à responsabilité limitée
au capital de 7.700 €
Siège social :
73, rue Caulaincourt
75018 PARIS
R.C.S. Paris B 434 262 440

Aux termes d'une délibération en date du 20 octobre 2003, la collectivité des associés a pris acte de la démission en qualité de cogérant de la Société, de Monsieur Renaud CROUZET, 11, rue de l'Arsenal, 75004 PARIS.

En conséquence, Monsieur Charles de VAIVRE reste seul gérant de la société.

LA GERANCE.

335223 - Petites-Affiches

LILITH

Société civile immobilière
au capital de 1.524,49 €
Siège social :
15, rue Saint-Marc
75002 PARIS
420 817 017 R.C.S. Paris

Aux termes de l'Assemblée générale extraordinaire du 28 mai 2003, il a été constaté la démission de Madame Judith GODRECHE de ses fonctions de cogérante.

En conséquence M. Daniel HAMIDOU reste seul gérant.

Mention en sera faite au R.C.S. de PARIS.

335329 - Petites-Affiches

LORTUAY INVESTISSEMENTS

Société civile
au capital de 1.000 €
Siège social :
18, avenue Victoria
75001 PARIS
449 612 191 R.C.S. Paris

Aux termes d'une assemblée générale extraordinaire en date du 23 octobre 2003, il a été décidé de transférer le siège social au **52-54, rue de Douai, 75009 PARIS**.

En conséquence l'article 4 des statuts a été modifié.

Mention en sera faite au R.C.S. de PARIS.

335805 - Petites-Affiches

Société Civile Madeleine

Société civile
au capital de 609,79 €
Siège social :
23, rue de Belleville
75019 PARIS
R.C.S. Paris 414 804 344

Aux termes d'une décision collective en date du 14/11/2003, Monsieur Philippe Lachaux, demeurant 54, rue Jacob, 75006 Paris, a été nommé cogérant de la société à compter du même jour pour une durée indéterminée.

Mention sera faite au R.C.S. de Paris.

Pour avis.

160927 - La Loi

C.C.M.K.

Société par actions simplifiée
au capital de 40.000 €
Siège social :
32, rue Laugier
75017 PARIS
440 333 318 R.C.S. Paris

L'assemblée générale extraordinaire du 26 octobre 2003 a décidé, conformément à l'article L. 225-248 du Code de commerce, qu'il n'y avait pas lieu à dissolution bien que les capitaux propres soient devenus inférieurs à la moitié du capital social.

L'inscription modificative sera portée au R.C.S. de PARIS.

File No. 82-5065

Exhibit 26

Notice of *Les Petites Affiches* of March 22, 2004 regarding the amendment of the *statuts* of the Company to increase the Company's issued share capital following the contribution of the Transiciel shares

ANSFORMATIONS

808 - Petites-Affiches

)PERATIVE ANONYME
ETUDE POPULAIRES
ET DU LIVRE

SOCOPOL

té anonyme coopérative
à capital variable
Siège social :
rue du Rendez-Vous
75012 PARIS
S. Paris B 562 009 936
(1956 B 00.996)

ıiée Générale Extraordinaire
ı 2003 a décidé suite à la
ie la transformation de la
ı Société à Responsabilité
capital variable prise par l'As-
énérale Extraordinaire du 25
de modifier la dénomination
té :

Ancienne mention

)PERATIVE ANONYME
ETUDE POPULAIRES
ET DU LIVRE
SOCOPOL

Nouvelle mention

SOCOPOL

er rétroactivement du 1er jan-
ɔn conséquence l'article 3 des
modifié.

La Gérance.

ı265 - Petites-Affiches

IETE CRISTOLIENNE PARTICIPATIONS

Société anonyme
capital de 11.070.000 €
Siège social :
ɔoulevard Haussmann
75009 PARIS
ı 308 808 R.C.S. Paris

procès-verbal en date du 12
l'assemblée générale extraor-
ɔide :

ɜduire le capital social d'une
3.690.000 € afin de le rame-
.070.000 € à 7.380.000 € par
diminution du nominal des
actions composant le capital
ı € à 6 €.

ɪnsformer la société en société
s simplifiée à compter de ce
création d'être moral nouveau.

: nouvelle forme, la société
mêmes objet, durée et siège

de la transformation, il a été
: modifier la dénomination
ɪme suit :

ʌS CRISTOLIENNE PARTICIPATIONS

ɔris acte de la fin des mandats
ɛnt et directeur général de
Bernard GROBOIS et des
teurs : Messieurs Bernard
Alphonse MARDIVIRIN,
ɪarie LEROY et la société BNP
R.

ɪté OMNIUM DE GESTION ET
LOPPEMENT IMMOBILIER -
au capital de 458.686.981,60 €
ɜge social est 41, avenue de
ɔ002 PARIS, immatriculée au
Paris sous le numéro 632 016
ɛntée par Monsieur Alphonse
N, demeurant 3 bis, rue
mon, 94700 MAISONS-AL-

ıdats des commissaires aux
tulaire et suppléant respecti-
cabinet BARBIER FRINAULT

et COMPAGNIE et Monsieur Olivier RICHARD ont été maintenus.

Les articles des statuts ont été modifiés en conséquence.

Mention en sera faite au R.C.S. de PARIS.

MODIFICATIONS

172058 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.049.016.392 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

En vertu des pouvoirs qui lui ont été conférés par le Conseil d'Administration du 10 décembre 2003 - et au vu des résultats définitifs après réouverture de l'offre publique alternative d'échange initiée par la Société sur les actions de la société Transiciel publiés le 10 février 2004 par l'Autorité des marchés financiers sous la référence n° 204C0214 - le Président du Conseil d'Administration a, le 10 février 2004 :

— décidé d'émettre en rémunération des actions Transiciel apportées dans le cadre de ladite réouverture de l'offre 211.129 actions Cap Gemini,

— constaté que le capital de la Société est en conséquence augmenté de 1.689.032 euros du fait de l'émission de 211.129 actions nouvelles et porté à 1.050.705.424 euros divisé en 131.338.178 actions de 8 euros de valeur nominale chacune,

— décidé de modifier en conséquence comme suit l'article 6 des statuts de la Société : Le capital social est fixé à un milliard cinquante millions sept cent cinq mille quatre cent vingt-quatre (1.050.705.424) euros et divisé en cent trente et un millions trois cent trente-huit mille cent soixante-dix-huit (131.338.178) actions de huit (8) euros chacune entièrement libérées et toutes de même catégorie.

Le Conseil d'Administration du 25 février 2004 a constaté qu'entre le 1er octobre 2003 et le 31 décembre 2003, 38.300 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la Société.

Le capital social est ainsi porté de 1.050.705.424 euros à 1.051.011.824 euros divisé en 131.376.478 actions de 8 euros de valeur nominale chacune.

L'article 6 des statuts de la Société a été modifié comme suit : Le capital social est fixé à un milliard cinquante et un millions onze mille huit cent vingt-quatre (1.051.011.824) euros et divisé en cent trente et un millions trois cent soixante-seize mille quatre cent soixante-dix-huit (131.376.478) actions de huit (8) euros chacune entièrement libérées et toutes de même catégorie.

Pour avis.

172062 - Le Quotidien Juridique

BACKUP AVENUE

Société anonyme à directoire
et conseil de surveillance
au capital de 287.108,30 €
Siège social :
102 bis, rue de Miromesnil
75008 PARIS
433 905 320 R.C.S. Paris

Aux termes d'une délibération du 01/03/2004, le Conseil de surveillance a nommé : Alain KAGAN, demeurant 137, Avenue de Suffren, 75007 Paris, en qualité de Président du Directoire, en remplacement de Monsieur Daniel SFEZ, démissionnaire.

010774 - Petites-Affiches

ALES GROUPE

Société anonyme
au capital de 23.268.984 €
Siège social :
99, rue du Faubourg-Saint-Honoré
75008 PARIS
399 636 323 R.C.S. Paris

Il est rappelé que le Conseil d'administation de la Société, usant de la faculté qui lui a été conférée par l'Assemblée Générale Extraordinaire des actionnaires réunie le 19 juin 2003, a décidé lors de sa séance du 9 février 2004 de procéder à une augmentation de capital par émission de 646.360 actions à bons de souscription d'actions (ci-après " ABSA "), à raison de 1 ABSA pour 6 actions anciennes, avec maintien du droit préférentiel de souscription (la notice légale a été publiée au **Bulletin des Annonces Légales Obligatoires** du 18 février 2004, page 1347).

A l'issue de la période de souscription, le Conseil d'administration, dans sa séance du 17 mars 2004, a fixé :

— le nombre définitif d'ABSA à émettre à 646.360 ;

— le produit brut de l'émission à 19.390.800 euros (prime d'émission de 15.512.640 euros incluse).

En conséquence, le capital social d'Alès Groupe est désormais fixé à 27.147.144 euros divisé en 4.524.524 actions, entièrement libérées.

Par ailleurs, la répartition des ABSA souscrites à titre réductible s'est effectuée comme suit :

— 1 ABSA attribuée de 12 à 23 droits appuyant la souscription à titre irréductible,

— 2 ABSA attribuées de 24 à 35 droits appuyant la souscription à titre irréductible,

— 3 ABSA attribuées de 36 à 47 droits appuyant la souscription à titre irréductible,

— 4 ABSA attribuées de 48 à 59 droits appuyant la souscription à titre irréductible,

— 5 ABSA attribuées de 60 à 71 droits appuyant la souscription à titre irréductible,

et ainsi de suite, à raison de 1 ABSA pour 12 droits appuyant la souscription faite à titre irréductible, sans tenir compte des fractions et sans que l'attribution puisse être supérieure à la quantité d'ABSA demandée à titre réductible.

Le Conseil d'administration.

010777 - Petites-Affiches

ADAPAR.DEV

Société anonyme
au capital de 40.100 €
Siège social :
46, rue de l'Echiquier
75010 PARIS
430 374 074 R.C.S. Paris

Réunis en AGE le 31/07/03, les actionnaires ont :

— Décidé d'augmenter le capital de 4.500 € pour le porter à 44.600 €, par création d'actions nouvelles à libérer soit en numéraire, soit par compensation avec des créances liquides et exigibles sur la société ;

— Donné tous pouvoirs au CA à l'effet de constater la réalisation de ladite augmentation du capital.

Réunis en CA le 04/08/03, les administrateurs ont constaté la souscription à l'augmentation de capital ci-dessus, sa libération intégrale en numéraire et sa réalisation définitive. Les articles 6 et 7 des statuts ont été modifiés en conséquence.

Mention sera faite au R.C.S. de Paris.

010814 - Petites-Affiches

Analyse des Risques Combinés
Hommes Entreprises

ARCHE

Société anonyme
au capital de 105.975 €
Siège social :
12, rue d'Astorg
75008 PARIS
R.C.S. Paris 414 219 097
(97 B 14.568)

Démission d'Administrateurs :

Le mandat d'Administrateur de Monsieur Guy CAMBOULIVES-BEDECARAS-BURU, demeurant 17, Rue de Seine, 78110 Le Vésinet, est arrivé à échéance lors de l'Assemblée Générale Ordinaire du 29 juin 2001 ; celui-ci n'en a pas demandé le renouvellement.

Le mandat d'Administrateur de Monsieur Philippe de LONGVILLIERS, demeurant 13, Rue du Maréchal-de-Lattre-de-Tassigny, 78150 Le Chesnay, est arrivé à échéance lors de l'Assemblée Générale Ordinaire du 29 juin 2001 ; celui-ci n'en a pas demandé le renouvellement.

Le Conseil d'Administration, dans sa séance du 15 mai 2002, a pris acte de la démission de Monsieur Hervé de SAINT-GERMAIN, Administrateur, demeurant 16, Avenue Rapp, 75007 Paris. Il n' a pas été pourvu à son remplacement.

Changement d'adresse d'un Administrateur :

La SAS COFIFO est domiciliée au 7, Boulevard Haussmann, 75447 Paris Cedex 09.

Changement d'adresse des Commissaires aux Comptes :

Le Commissaire aux Comptes Titulaire, ERNST & YOUNG Audit (SA), est domicilié 4, Rue Auber, 75009 PARIS.

Le Commissaire aux Comptes Suppléant, Monsieur Dominique DURET-FERRARI, est domicilié Tour Manhattan, 6, Place de l'Iris, 92095 PARIS-LA DEFENSE.

Toutes modifications seront effectuées au Greffe du Tribunal de Commerce de PARIS.

Pour avis,
Le Conseil d'Administration.

152530 - La Loi

S.C.P. BOULOUS & CHEVALLIER
Société d'Avocats au Barreau de Bayonne
Espace Argia - 33, Le Forum
64100 BAYONNE

SOCIETE CIVILE IMMOBILIERE CHARTRONS POYENNE

Société civile immobilière
au capital de 1.829,39 €
Siège social :
8, rue Weber
75016 PARIS
317 145 191 R.C.S. Paris

Aux termes de l'Assemblée Générale Extraordinaire réunie le 3 février 2004 et à compter de ce jour, la société SOCIETE CIVILE IMMOBILIERE CHARTRONS POYENNE, d'une durée de 50 années, ayant pour objet social la propriété, l'administration ou l'exploitation par bail, location ou autrement de tous immeubles ou droits immobiliers situés en France, et pour cogérants Madame Monique AMSTUTZ, née BARTHOUIL, et Monsieur Benjamin Oscar AMSTUTZ, tous deux domiciliés à PARIS (75016), 8, rue Weber, a décidé de transférer le siège social de PARIS (75016), 8, rue Weber à **BORDEAUX (33000), 108, Quai des Chartrons**, et de modifier en conséquence l'article 4 des statuts.

Le dépôt légal sera effectué au Greffe du Tribunal de Commerce de PARIS et BORDEAUX.

Pour Avis,
La Gérance.

File No. 82-5065

Exhibit 27

Notice in *Les Petites Affiches* of June 7, 2004 regarding the amendment of the *statuts*[2] of the Company to increase the Company's issued share capital following the exercise of stock options of the Company

020408 - Petites-Affiches

HARAMBEE

›ciété à responsabilité limitée
au capital de 7.500 €
Siège social :
23, route de Versailles
78560 LE PORT-MARLY
‹42 925 400 R.C.S. Versailles

termes d'une délibération en date '06/2004, la collectivité des asso- : la Société susvisée,

›nstituée pour 99 années à ›r du 28/08/2002,

›ant pour objet social : Conseils et nces aux sportifs de tout type sur toire français ou étranger,

un capital social d'un montant de :uros,

:idé de transférer le siège social et ›difier corrélativement l'article 4 tuts.

, à compter du 01/06/2004, le ocial :

›i était : 23, route de Versailles, _E PORT-MARLY,

t désormais : **10, rue de Sain- 75003 PARIS.**

›onséquence, la Société qui est culée au Registre du Commerce Sociétés de VERSAILLES, sous le › 442 925 400, fera l'objet d'une ? immatriculation au Registre du rce et des Sociétés de PARIS ais compétent à son égard.

132 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
› capital de 1.051.011.824 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

nseil d'Administration du 28 avril constaté qu'entre le 1er janvier le 31 mars 2004, 4.100 actions de de nominal ont été souscrites à de levées d'options de souscrip- :tions de la société.

pital social est ainsi porté de 1.824 euros à 1.051.044.624 visé en 131.380.578 actions de 8 ıacune.

le 6 des statuts a été modifié ›uit :

:TICLE 6 - Capital social

Ancienne mention

:apital social est fixé à .824 euros et divisé en :78 actions de 8 euros chacune, ent libérées et toutes de même :.

Nouvelle mention

apital social est fixé à .624 euros et divisé en /8 actions de 8 euros chacune, :nt libérées et toutes de même

Pour Avis.

›0373 - Petites-Affiches

COVALOR

iété par actions simplifiée
capital de 20.000.000 €
Siège social :
›, avenue de Friedland
75008 PARIS
:7 580 366 R.C.S. Paris

ıblée Générale des associés du 004 a prononcé, en date du 31 1, la révocation du Président conditions fixées par l'article statuts.

nommé en remplacement M. ›pe Larramendy, demeurant 9, Beaux-Arts, 75006 PARIS, ésident de CoValor à compter ı 2004.

020305 - Petites-Affiches

GROUPE TRANSATLANTIC

Société anonyme
au capital de 3.200.000 €
Siège social :
26, avenue Emile-Zola
75015 PARIS
423 872 910 R.C.S. Paris

Aux termes d'une réunion du 21 juillet 2003, le conseil d'administration a pris acte :

— de l'accession ipso facto au poste de Commissaire aux comptes titulaire, de la société " PricewaterhouseCoopers Audit ", dont le siège social est fixé à PARIS (75017), 32, rue Guersant, Commissaire aux comptes suppléant, en remplacement de la société " COOPERS & LYBRAND AUDIT ", suite à la réalisation définitive de la fusion-absorption intervenue entre ces deux sociétés,

— de la levée de la condition suspensive prévue par l'assemblée générale du 19 juin 2003, pour la nomination en qualité de Commissaire aux comptes suppléant de Monsieur Yves NICOLAS, demeurant à PARIS (75017), 32, rue Guersant, suite à la réalisation définitive de ladite fusion.

Mention sera faite au R.C.S. de PARIS.

LE CONSEIL D'ADMINISTRATION.

154439 - La Loi

SNCF INTERNATIONAL

Société anonyme
au capital de 27.450.000 €
Siège social :
6 bis-10, avenue Ledru-Rollin
75012 PARIS
415 238 179 R.C.S. Paris

1. Aux termes d'une lettre du 31 mars 2004, Monsieur Dominique THILLAUD, demeurant Péniche Onrust 28, quai du 4-Septembre, 92100 BOULOGNE-BILLANCOURT, a été désigné en qualité de représentant permanent de SNCF PARTICIPATIONS, administrateur, en remplacement de M. Armand TOUBOL.

2. Aux termes du procès-verbal du 15 avril 2004, l'AGO a pris acte de la démission de leur mandat d'administrateur de Monsieur Christian COCHET, Madame Mireille FAUGERE et Madame Monique LAURENT et a ratifié la nomination en qualité d'administrateur de Madame Florence DUGELAY, demeurant 43, rue Laffitte, 75009 PARIS, Monsieur Pascal LUPO, demeurant 11, rue des Néfliers, 78112 FOURQUEUX et Monsieur Antoine SCHWERER, demeurant 5, avenue de Maintenon, 78150 LE CHESNAY, effectuées par Conseil d'administration du 13 février 2004.

Mention au R.C.S. de PARIS.

154451 - La Loi

BAYELA

Entreprise unipersonnelle
à responsabilité limitée
au capital de 8.000 €
Siège social :
70, boulevard de Strasbourg
75010 PARIS
439 890 104 R.C.S. Paris

Par décision du 05.05.2003, l'Associé unique a décidé :

— De modifier la rédaction de l'objet social *comme suit : " La société a pour* objet principal l'acquisition ou la construction d'immeubles en vue de la location et la détention directe ou indirecte de participations dans des sociétés ayant cette même activité " et de modifier corrélativement l'article 2 des statuts. Le reste de l'article demeurant inchangé.

Mention en sera faite au R.C.S. de PARIS.

Pour avis.

019359 - Petites-Affiches

GESTION VALOR

Société anonyme
au capital de 480.000 €
Siège social :
59, rue de la Faisanderie
75116 PARIS
352 550 438 R.C.S. Paris

Suivant procès-verbal en date du 24/05/2004, l'Assemblée Générale Mixte a modifié l'objet social de la société comme suit : Le mot " COB " est remplacé par " A.M.F. " (Autorité des Marchés Financiers). Le 4ème alinéa est remplacé par " La société GESTION VALOR exerce ses activités conformément à son agrément de société de gestion de portefeuille relevant de l'article 12 de la loi n° 88-1201 du 23 décembre 1988, reçu conformément à la loi 2003-706 du 1er août 2003 de Sécurité Financière. Elle informe l'AMF des modifications portant sur les éléments caractéristiques qui figuraient dans le dossier d'agrément initial, concernant notamment l'actionnariat direct ou indirect, la direction, le programme d'activité et le contrôle ".

L'article 2 des statuts a été modifié en *conséquence.*

Mention sera portée au R.C.S. de PARIS.

020268 - Petites-Affiches

PASTEL ET ASSOCIES SA

Société anonyme
au capital de 350.000 €
Siège social :
10, rue du Colisée
75008 PARIS
415 068 071 R.C.S. Paris

Aux termes du procès-verbal de l'assemblée générale ordinaire annuelle du 5 avril 2004 :

— La Société MBV, dont le siège social est situé 91, avenue de Wagram, 75017 PARIS, a été nommée en qualité de nouveau commissaire aux comptes titulaire, en remplacement de la société COFIGEX, 64, rue La Boétie, 75008 PARIS, démissionnaire.

— Monsieur Régis BIZIEN, 91, avenue de Wagram, 75017 PARIS, a été nommé en qualité de nouveau commissaire aux comptes suppléant, en remplacement de Monsieur Eric CHAMBAUD, 19 bis, boulevard de Montmorency, 75016 PARIS, démissionnaire.

Mention sera faite au R.C.S. de PARIS.

Pour avis.

020285 - Petites-Affiches

NUM'CREATIVE

Société anonyme
au capital de 785.996,64 €
Siège social :
14-16, rue Auguste-Lançon
75013 PARIS
343 225 744 R.C.S. Paris

Suivant délibération du C.A. du 6 mai 2004, il a été décidé de maintenir Monsieur Philippe LEVERRIER en qualité de Président-Directeur Général, et de nommer Monsieur Olivier LORIOT, demeurant 112, rue du Général-de-Gaulle, 95320 SAINT-LEU-LA-FORET, en qualité de Directeur Général Délégué.

Suivant délibération de l'A.G.E. du 26 mai 2004, il a été décidé :

— l'extension de l'activité de la société, qui devient " l'exercice de toutes activités ressortissant à la communication et aux arts graphiques ".

Le dépôt légal sera effectué au greffe du tribunal de commerce de Paris.

Pour avis, le représentant légal.

020292 - Petites-Affiches

SF. 11

Société anonyme
au capital de 40.000 €
Siège social :
2 T, rue Louis-Armand
75015 PARIS
451 342 653 R.C.S. Paris

Aux termes du procès-verbal du Conseil d'Administration du 18 mars 2004, il a été décidé de coopter en qualité d'administrateur, puis de nommer en qualité de Président du Conseil d'Administration et Directeur Général, Monsieur Philippe LAZARE, domicilié 7, Chemin des Mignotteries, 78620 L'Etang-La-Ville, en remplacement de Monsieur Nicolas LEFEBVRE, démissionnaire de ses fonctions d'administrateur, de Président du Conseil d'Administration et de Directeur Général.

Mention en sera portée au R.C.S. de PARIS.

302167 - Le Quotidien Juridique

CERCLE DE CRAIE

Société à responsabilité limitée
au capital de 7.624 €
Siège social :
6, rue Darcet
75017 PARIS
Transféré au :
24-26, rue de la Pépinière
75008 PARIS
444 048 672 R.C.S. Paris

Suivant décision du 22 mars 2004, l'associé unique a décidé le transfert du siège social du 6, Rue Darcet, 75017 PARIS, au **24-26, Rue de la Pépinière, 75008 PARIS**, à compter du même jour et la modification corrélative de l'article 5 des statuts.

Mention en sera faite au R.C.S. de PARIS.

Pour avis,
La gérance.

019962 - Petites-Affiches

SCA PRODUITS POUR ANIMAUX

Société en nom collectif
au capital de 8.000 €
Siège social :
24, rue Auguste-Chabrières
75015 PARIS
353 403 553 R.C.S. Paris

Suivant procès-verbal de l'Assemblée Générale Extraordinaire en date du 31.12.2003, il a été décidé de nommer M. Eric SERRA, demeurant à CHAMPCEVINEL (24750), 15, rue des Petites-Alpes, en qualité de gérant non associé, à compter du 31.12.2003, en remplacement de M. Jean-Paul PETERS, démissionnaire.

Mention en sera faite au R.C.S. de PARIS.

Pour avis.

154426 - La Loi

EDISON FRANCE

Société à responsabilité limitée
au capital de 7.700 €
Siège social :
114 bis, rue Michel-Ange
75016 PARIS
429 995 087 R.C.S. Paris

Suivant procès-verbal en date du 20 mai 2004, l'associé unique a décidé, dans le cadre de l'article L. 223-42 du code de commerce, de ne pas procéder à la dissolution anticipée de la société bien que les capitaux propres soient devenus inférieurs à la moitié du capital social.

Pour Avis.

File No. 82-5065

Exhibit 28

Press Releases

- June 9, 2004
- May 18, 2004
- February 26, 2004
- January 14, 2004
- December 18, 2003
- December 16, 2003
- December 11, 2003

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Schneider Electric

Press Release

Schneider Electric Chooses Capgemini as Exclusive Partner for IT Transformation Project

(Paris – June 9, 2004) — Schneider Electric has chosen Capgemini as its exclusive partner to pursue its IT transformation project, which will involve outsourcing of information systems in Europe and the deployment of shared business process applications worldwide based on the SAP solution. Schneider Electric and Capgemini will now begin finalizing the ten-year contract, which is expected to be signed by October 2004.

Drawing on its knowledge of Schneider Electric's businesses, Capgemini has proposed a balanced solution in terms of applications, ongoing operations and cost management. Its commitments concerning Schneider Electric employees and the mutual trust between the two companies should enable them to develop a lasting relationship.

About the Capgemini Group

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, reported 2003 global revenue of 5.7 billion euros and employs approximately 55,000 people worldwide.

Press Contact :
Philippe Guichardaz
Tel : + 33 (0)1 47 54 50 45
Email : philippe.guichardaz@capgemini.com

Investor Relations:
Laurence Chalmet
Tel : +33 (0)1 47 54 50 52
Email : laurence.chalmet@capgemini.com

About Schneider Electric:

Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of EUR 8.8 billion in 2003 through 13,000 sales outlets in 130 countries.

Schneider Electric
Give the best of the New Electric World
to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relation :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Press contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

Schneider Electric

Press Release

Schneider Electric Chooses Capgemini as Exclusive Partner for IT Transformation Project

(Paris – June 9, 2004) — Schneider Electric has chosen Capgemini as its exclusive partner to pursue its IT transformation project, which will involve outsourcing of information systems in Europe and the deployment of shared business process applications worldwide based on the SAP solution. Schneider Electric and Capgemini will now begin finalizing the ten-year contract, which is expected to be signed by October 2004.

Drawing on its knowledge of Schneider Electric's businesses, Capgemini has proposed a balanced solution in terms of applications, ongoing operations and cost management. Its commitments concerning Schneider Electric employees and the mutual trust between the two companies should enable them to develop a lasting relationship.

About the Capgemini Group

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, reported 2003 global revenue of 5.7 billion euros and employs approximately 55,000 people worldwide.

Press Contact :
Philippe Guichardaz
Tel : + 33 (0)1 47 54 50 45
Email : philippe.guichardaz@capgemini.com

Investor Relations:
Laurence Chalmet
Tel : +33 (0)1 47 54 50 52
Email : laurence.chalmet@capgemini.com

About Schneider Electric:

Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of EUR 8.8 billion in 2003 through 13,000 sales outlets in 130 countries.

Schneider Electric
Give the best of the New Electric World
to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relation :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Press contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Capgemini
CONSULTING.TECHNOLOGY.OUTSOURCING

TXU

For Immediate Release

TXU and Capgemini Form New Business Service Company for Utilities

New Venture Provides Flexibility for Evolving Electricity Markets

DALLAS and NEW YORK (May 18, 2004) – Capgemini and TXU Corp. (NYSE: TXU) will agree today to enter a limited partnership to form Capgemini Energy Limited Partnership, a new company that will initially provide business process services and information technology solutions to TXU, with a plan to offer similar services to other energy companies in the future.

Under the 10 year agreement, valued in excess of $3.5 billion, roughly 2,700 employees will move from TXU to Capgemini Energy, effective July 1. Employees in the new Capgemini Energy limited partnership will provide information technology, call center, billing, human resources, supply chain and accounts payable, and finance and accounting services to TXU and other energy companies. TXU will own less than 3 percent of Capgemini Energy and has the right to sell its interest in the joint venture to Capgemini upon termination of the contract.

"Capgemini Energy will contribute to TXU's commitment to better service, improved competitiveness and reduced operating costs," said TXU CEO John Wilder. "With the expertise and participation of our employees who join this partnership, Capgemini Energy can market these business services to energy companies throughout the U.S."

Over the coming months, Capgemini Energy will develop and implement new business processes and rationalize existing services in order to enhance operational efficiencies and leverage new technologies. Going forward, Capgemini Energy will serve as Capgemini's exclusive vehicle for offering technology and business process services for other companies in the U.S. electric, gas and water utility industry.

"We are excited to be TXU's partner as they take a bold step into the future with this innovative and collaborative approach to extending their business services," said Chell Smith, Americas Chief Executive Officer of Capgemini. "Together we are committed to delivering high-quality, cost-effective services that will help drive TXU's performance," she said. "The creation of this scaleable, cost-effective platform clearly represents a defining moment for the US utility industry as well."

The collaborative venture allows Capgemini Energy to provide TXU with the opportunity to streamline its business support services while improving service delivery for non-core activities for an extended period of time. Capgemini Energy is committed to achieving 15-second answer times on electric customer calls and to improving satisfaction rates by 30 percent. While enabling these service level improvements, Capgemini Energy should enable TXU to realize significant savings in 2005 relative to 2003 spending levels.

This is the second large transaction for Capgemini in the utility sector in North America in recent years. Capgemini currently operates a multi-client platform in Canada for Hydro One, Ontario Power Generation and Bruce Power with aggregate contract value of $1.7 billion to manage and operate information technology, human resources, payroll, supply chain, customer service and settlements and accounting services, that is successfully delivering tangible service improvements and cost savings.

-30-

TXU, a Dallas-based energy company, manages a portfolio of competitive and regulated energy businesses in North America, primarily in Texas. TXU's unregulated business, TXU Energy, provides electricity and related services to more than 2.6 million competitive electricity customers in Texas, more customers than any other retail electric provider in the state. TXU Energy also owns and operates 18,500 megawatts of generation in Texas, including 2,300 MW of nuclear-fired and 5,837 MW of lignite/coal-fired generation capacity. The company is also the largest purchaser of wind-generated electricity in Texas and among the top five purchasers in North America. TXU's regulated electric distribution and transmission business complements the competitive operations, using asset management skills developed over more than one hundred years, to provide reliable electricity delivery to consumers. TXU's electric delivery operations are the largest in Texas, providing power to 2.9 million delivery points over more than 98,000 miles of distribution and 14,000 miles of transmission lines. TXU has agreed to sell its energy business in Australia, TXU Australia, and has announced its intent to sell TXU Gas, its largely regulated natural gas transmission and distribution business in Texas. Visit www.txucorp.com for more information about TXU.

Capgemini, one of the world's foremost providers of Consulting, Technology and Outsourcing services, has a unique way of working with its clients, which it calls the Collaborative Business Experience™. Through commitment to mutual success and the achievement of tangible value, the company helps businesses implement growth strategies, leverage technology and thrive through the power of collaboration. Capgemini employs approximately 55,000 people worldwide and reported 2003 global revenues of 5.754 billion euros. More information about individual service lines, offices and research is available at www.capgemini.com

For more information please call:

Philippe Guichardaz	John Patterson
Capgemini Corp.	Cagemini US Public Relations
+33 1 47 54 50 45	+1 (917) 803-4382
Carol Peters	Carlos Santos
TXU Corp.	TXU Corp.
(214) 812-5924	(713) 243-6275

CAP GEMINI ERNST & YOUNG

Paris, February 26, 2004

Press Contact : Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

Investor Relations : Laurence Chalmet
Tel. 33 (0)1 47 54 50 52

CAP GEMINI ERNST & YOUNG GROUP
2003 results in progress

2003 key figures

The Board of Directors of Cap Gemini S.A., which met under the Chairmanship of Serge Kampf in Paris on February 25, 2004, reviewed the **2003 final and audited consolidated financial statements** of the Cap Gemini Ernst & Young Group.

in millions of euros	2003	2002
Revenue	5,754	7,047
Operating income *in % of Revenue*	155 *2.7%*	114 *1.6%*
Net income	(197)	(514)
Net cash position	266(*)	465
Bookings	11,667	8,533

(*) *454 million euros before Transiciel consolidation*

As at December 31, 2003, the Transiciel financial statements were consolidated into CGE&Y, as the Group acquired a 93.32% interest in Transiciel as of December 18. Effects of this consolidation are only limited to the Group's balance sheet and cash position and do not affect the income statement for the period.

- 2003 consolidated revenue for the Group is 5,754 million euros showing a 12.5% decrease at constant exchange rates and perimeter compared to 2002 and a 18.3% decrease at current exchange rates and perimeter.
- Operating income is 155 million euros, a 36% increase versus 2002 level of 114 million euros; thus operating margin is 2.7% in 2003 against 1.6% in 2002.
- The Group's net income is –197 million euros, taking into account namely 251 million euros expenses mainly related to restructuring charges (141 million euros resulting from

headcount reduction and 70 million euros from the ongoing office space rationalization program launched in 2002), a net financial expense of 14 million euros, an income tax charge of 47 million euros and a goodwill depreciation charge of 38 million euros.

- Before the consolidation of Transiciel balance sheet, the Group's net cash position amounts to 454 million euros at December 31, 2003, which is comparable to the 465 million euros at December 31, 2002. This was achieved despite the 297 million euros of cash outflow related to restructuring. Transiciel financial debt of 188 million euros brings the Group's net cash position down to 266 million euros as at December 31, 2003.

Overview of 2003

For the third consecutive year, the IT services industry suffered the effects of an unfavourable economic environment: despite some encouraging signs in the U.S., the general economic conditions did not elicit a clear recovery in IT investments, which had collapsed following the end of the "Internet bubble". Even if we were able to observe a slight pick-up in demand at the end of the year from telecoms operators and the financial services sector, it was only the public sector that significantly increased its IT spending in 2003.

In this challenging context, Group's activity has not stabilized during 2003 as management had initially anticipated, and revenue for the second half-year was down 8.3% versus the first half-year at constant rate and perimeter. However, the seasonality effect, which traditionally benefits the fourth quarter over the third quarter, was stronger in 2003 (+5.8%) than in 2002 (+4.7%).

Analysis of bookings shows that half of the 2003 order intake (11.7 billion euros including 4.7 billion euros for the "Aspire" contract signed with Inland Revenue in December) relates to outsourcing. Even if this will improve the visibility of the Group business over the next years, these contracts hardly impacted 2003 sales as most of these were signed at the end of the year. Outsourcing revenue represent 30% of Group's 2003 consolidated revenue versus 27% in 2002. On the other hand, the Project & Consulting business continued to decline in a market which has failed to show any of the signs of recovery which were expected at the beginning of the year. Project & Consulting accounts for 62% of Group's consolidated revenue in 2003 versus 67% in 2002.

Operating margin improved to 2.7% in 2003 from 1.6% in 2002 despite a significant decline in the top line. This improvement was made possible thanks to additional capacity adjustments and ongoing efforts to reduce cost structure as reflected by the lower level of indirect expenses (28.9% of consolidated revenue in 2003 against 31.1% in 2002). The geographic breakdown of the business shows a significant improvement of operating performance in the United Kingdom, in Central Europe and in the Benelux countries, while Nordic countries and Asia-Pacific operations have been stabilizing during the year. Conversely, performance of North American and French operations deteriorated in 2003 : drastic actions have been taken mid-year relating to management, organisation and cost structure streamlining, the impacts of which will be felt progressively in 2004.

Even if Group's performance improves at a lower pace than expected, significant progress has been made in executing the strategy, as illustrated by:

- the acquisition of Transiciel - the Group currently holds 96.71% of the share capital (95.13% of the voting rights). This acquisition doubles the size of Local Professional Services business, Sogeti, a subsidiary created at the end of 2001. The acquisition

confirms the Group's leadership in Europe in a segment representing 20% of the global IT services market;

- the signature of the Aspire outsourcing contract. This outstanding 10-year contract worth 4.7 billion euros demonstrates the Group's ability to successfully compete against the global leaders in a business where client references are key for future wins.

Outlook

Outsourcing should be the key growth driver for the market as well as for the Group, however this should not help improving profitability. Indeed, increasing exposure to this business requires significant commercial efforts; in addition, full effects of outsourcing contracts are generally not delivered during their initial phase.
Local Professional Services business should keep growing; the first half-year priority will be to successfully integrate Transiciel business.
The first signs of firming demand in Consulting could be an early indicator that our clients will resume investing. However, it is too early to anticipate the extent into which this will benefit to our Project & Consulting business.

The management has set itself the priority of growing the top line during 2004. The business at the beginning of this year is still feeling the effect of the low level of at the end of 2003. This is why the savings generated in 2004 as a result of the ongoing efforts to streamline the cost structure will be reinvested into sales development. The improvement in operating margin will thus be dependent upon the pace at which the Group succeeds in delivering organic top line growth.

****

CAP GEMINI ERNST & YOUNG

Paris, 14 January 2004

Press Contact:
Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

Investor Relations:
Laurence Chalmet
Tel. 33 (0)1 47 54 50 52

Press Release

De-listing Euronext Amsterdam

The Board of Directors of Cap Gemini S.A. ('Cap Gemini') has decided to request a de-listing from the official segment of the stock market of Euronext Amsterdam.

The main reasons for Cap Gemini's request to de-list in Amsterdam are the full merger of the Amsterdam, Brussels, Paris and Lisbon stock exchanges into the Pan-European Euronext, which allows their members to deal at each other's exchanges and the very low trading volumes in Cap Gemini shares on Euronext Amsterdam.

The expected date for effective cancellation of the above mentioned listing would be 30 January 2004, which means that the last trading date will be 29 January 2004. The Cap Gemini shares will thereafter only be listed on the stock exchange of Euronext Paris.

2003 Fourth Quarter Revenue Release

The Group will disclose the 2003 fourth quarter revenue on 26 February 2004, along with the 2003 full year results.

o0o

CAP GEMINI ERNST & YOUNG

Paris, December 18th, 2003

Press contact :
Philippe Guichardaz
Tél. 33 (0)1 47 54 50 45

Investors Relations:
Laurence Chalmet
Tél. 33 (0)1 47 54 50 52

Toll free number : 0 800 20 30 40

Success and extension of the recommended public exchange offer by Cap Gemini for Transiciel

Overwhelming approval at Cap Gemini's extraordinary shareholders meeting

By two resolutions passed with a majority of 99.91% and 99.6% respectively, Cap Gemini's extraordinary shareholders' meeting held today authorized the issuance of the shares and rights to be issued as consideration for the Transiciel shares tendered to the recommended exchange offer closed on December 3rd, 2003.

This decision by the shareholders marks the satisfaction of the condition precedent to the public exchange offer the final results of which were announced by the Autorités des marchés financiers on December 16th.

Final results of the public exchange offer

Pursuant to the definitive results notice issued by the Autorités des marchés financiers on December 16th, 2003 under reference n° 203C2148, Cap Gemini will hold 17.571.514 Transiciel shares representing approximately 93.32% of the share capital of the company.

Pursuant to this notice, the split of the shares tendered to the offer is the following:

- 9.513.882 Transiciel shares were tendered to the first alternative of the offer (1 new Cap Gemini share for 3 Transiciel shares tendered);

- 8.057.632 Transiciel shares were tendered to the second alternative of the offer (5 new Cap Gemini shares and 16 warrants for 16 Transiciel shares tendered).

Extension of the public exchange offer

To allow holders of Transiciel shares who may not have tendered shares during the offer to benefit from such offer, Cap Gemini announces its decision to reopen, in accordance with section 5-2-3-1 of the General Regulations of the Conseil des marchés financiers, its public exchange offer for Transiciel shares from December 22nd, 2003 to January 28th, 2004.

The terms of the offer so extended remain the same as those set out in the prospectus which has been granted visa n°03-935 by the Commission des Opérations de Bourse on October 29th, 2003.

During this extension Cap Gemini is therefore offering Transiciel shareholders an exchange offer in line with one of the following two options:

First option: An exchange ratio of one new Cap Gemini for 3 Transiciel shares tendered;

Second option: An exchange ratio of 5 new Cap Gemini shares and 16 rights for 16 Transiciel shares

The second option includes an earn-out mechanism involving the allocation of addition Cap Gemini shares contingent upon the new Sogeti/Transiciel grouping reaching operational performance objectives during the next two years. This earn-out mechanism is detailed in Section 1-4-13 of the prospectus.

Transiciel shareholders may choose one or the other option or a combination of the two in the proportion of their choosing.

It is reminded that the number of additional Cap Gemini shares which may be so attributed is limited to 20% of the number of shares initially issued to the Transiciel shareholders having tendered their shares pursuant to the second option.

Cap Gemini reserves the right to file a repurchase offer followed by a squeeze-out of Transiciel shares if, following the reopening, the number of Transiciel shares held by Cap Gemini represents in aggregate at least 95% of the capital and voting rights of Transiciel.

-:-:-:--:-

Copies of the prospectus pertaining to the alternative public exchange offer by Cap Gemini for Transiciel which was granted visa n°03-935 by the Commission des Opérations de Bourse on October 29th, 2003, are available free of charge at Lazard Frères Banque (121, boulevard Haussmann, 75008 Paris), and Société Générale (17, cours Valmy, 92972 Paris-La Défense cedex).

This press release is not for publication or distribution in the United States of America, Canada or Japan. This press release does not constitute an extension of the exchange offer for the securities referred to herein in the United States, Canada or Japan. This press release does not constitute any offer to sell, or any solicitation of an offer to buy, the securities referred to herein in the United States, Canada or Japan. The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act. There will be no offer of securities in the United States, Canada or Japan.

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Cap Gemini : The Cap Gemini Ernst & Young Group, of which Cap Gemini is the parent company, is one of the world leaders in consulting, IT services and outsourcing, and reported 2002 revenues over 7 billion euros, with total staff of around 50,000.

Transiciel : Transiciel is a European IT services and Engineering Company offering a multi-specialist package for large businesses, based on three complementary business segments: R & D Outsourcing, Integration of Management Systems and Insourcing & Administration of Systems and Networks.

-:-:-:--:-

Pursuant to Section 7 of COB regulation n°2002-04, this press release has been submitted to the COB prior to distribution.

CAP GEMINI ERNST & YOUNG

Paris, December 16, 2003

Press Contact:
Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

Investor Relations:
Laurence Chalmet
Tel. 33 (0)1 47 54 50 52

Press Release

Based on preliminary indications on the Group's activity at the end of November, the fourth quarter revenue should be below the guidance provided by management on October 20th; however, it should show a slight growth compared to the third quarter.

Consequently, the operating profit for the second half-year should reach 2% to 3% of revenue.

The Group will disclose 2003 full year results on February 26, 2004.

o0o

CAP GEMINI ERNST & YOUNG

PR1468

11th December 2003

The Cap Gemini Ernst & Young Group wins £3 billion UK government contract

The Inland Revenue today announced that its preferred supplier for ASPIRE is Cap Gemini Ernst & Young UK plc ("CGE&Y"). The estimated £3 billion contract is one of the largest in outsourcing history. The deal is for an initial ten years with an option to extend for up to a further 8 years and will start on the 1st of July 2004, after a six-month transition period from January 2004.

"We're delighted to have secured this prestigious contract" said Paul Spence CGE&Y UK & Ireland CEO "the Inland Revenue demands a partner that can provide a reliable service to their employees, that can help them improve the service they provide to customers and companies and can help them meet the new challenges they will increasingly face in the future. We have been chosen because of our strong track record of delivery and our strengths in innovation and technology-led change."

Fujitsu Services will be CGE&Y 's main partner in delivering the contract, which was won in a competitive bid against incumbents EDS and Accenture. Around 2,250 employees are expected to join CGE&Y, from EDS and Accenture, with over 900 joining Fujitsu Services under TUPE arrangements. The employees are based on sites throughout the UK, including Telford, Cumbernauld, Netherton, Shipley, Newcastle, Worthing, Basingstoke and London.

"The employees transferring to us are central to the Inland Revenue's ability to continue delivering a premier service. We're looking forward to welcoming them and working with them in the future. They will add value to us as a company and we are confident that, like so many other staff who have joined us in similar circumstances, they will have an exciting and fulfilling future with us" said Martin Cook, CGE&Y UK Vice-President who will be CEO accountable for the delivery of the new contract.

Fujitsu Services will be sub-contracted to CGE&Y predominantly to manage the Data Centre services. In addition, BT will be subcontracted to provide WAN and Voice Support services.

David Courtley, Chief Operating Officer of Fujitsu Services said "We are very pleased to be working with CGE&Y on this contract. By providing operational IT infrastructure services, Fujitsu will underpin the running of the Inland Revenue business across the UK. Fujitsu's share of the contract will include the provision of data centres, applications, IT support and disaster recovery services."

- ENDS -

For further information, please contact:

Emma Giles
Tel: + 44 (0) 870 904 5814
Email: emma.giles@cgey.com

Michelle Perkins
Tel: + 44 (0) 870 904 5688
Email: michelle.perkins@cgey.com

Notes to editors

About Cap Gemini Ernst & Young

The Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organisation employs approximately 50,000 people worldwide and reported 2002 global revenues of 7,04 billion euros. More information about individual service lines, offices and research is available at www.cgey.com

File No. 82-5065

Exhibit 29

Updated version of Cap Gemini Statuts

This document is a free translation of the original French bylaws, which, in the event of problems of interpretation, represents the official version.

CAP GEMINI

"Société Anonyme" with capital of € 1,051,044,624

Registered office: 11, rue de Tilsitt, 75017 Paris

Registered with the Paris Companies Registry under number 330 703 844

= = = = = = = = = =

BYLAWS UPDATED AS AT APRIL 28, 2004

BYLAWS

ARTICLE 1 - LEGAL FORM

The Company is a French joint stock company "*Société Anonyme*".

ARTICLE 2 - COMPANY NAME

The Company's name is "Cap Gemini".

ARTICLE 3 - PURPOSE

The Company's purpose is to assist companies in France and abroad to manage and develop their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfil this purpose, the Company carries out on behalf of customers, either directly or through its subsidiaries or affiliates, one or other of the following activities, on an individual or integrated basis:

1. **Management consulting**

   Working closely with customers, the Company assists in transforming companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. **Information systems development**

   The Company designs and installs information systems. Its services include the development of customized software, the installation of market or internally-developed software applications, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports customers' IT projects by providing consulting, project management, training and assistance services.

3. **Outsourcing**

   The Company manages all or part of its customers' IT resources on their behalf. Where requested by customers, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its customers' own clientele. In addition, it may work in partnership with customers within a structure conducting all or some of these activities.

In order to fulfil its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a common image, organization of financial structures, assistance in negotiations to help these companies to win new contracts, training, research and development support, etc.;

- invest and manage the Company's available funds, make cash advances, and give any and all guarantees or collateral on behalf of subsidiaries and affiliates;

- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfillment or furtherance of said purposes.

ARTICLE 4 - REGISTERED OFFICE

The Company's registered office is at 11 rue de Tilsitt, 75017 Paris, France.

ARTICLE 5 - TERM

The company was set up for a period of ninety nine years from the date of its registration. It may be wound up in advance or its term extended by decision of the Extraordinary Shareholders' Meeting.

ARTICLE 6 - SHARE CAPITAL

The Company's share capital is € 1,051,044,624 represented by 131,380,578 common shares with a par value of € 8, all fully paid up and all in the same class.

ARTICLE 7 - FORM OF SHARES – SHAREHOLDER IDENTIFICATION

Fully-paid up shares are issued as registered shares but may be held in either registered or bearer form, at shareholders' discretion, subject to compliance with French company Law.

Shares are recorded in shareholders' accounts in accordance with the terms and conditions provided by French company Law.

Shares are freely negotiable.

The Company is authorized to obtain details of identifiable holders of bearer shares.

Therefore as provided by law, the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of the number of shares held by each shareholder and any applicable restrictions on said shares.

ARTICLE 8 - RIGHTS ATTACHED TO SHARES

In addition to voting rights attached to shares in accordance with the law, each share carries the right to a fraction of net assets, as well as a fraction of earnings, and any liquidation surplus, based on the number and par value of outstanding shares.

In order to ensure that the same net amount is paid on each share, without distinction, and to allow the shares to be quoted on the same line, the Company shall pay any proportional taxes levied on certain shares but not on others, in connection with the dissolution of the Company or a reduction in capital, except in cases where this is prohibited by law. Proportional taxes will not be paid by the Company, however, if they are levied equally on all shares in the same class, in the event that several classes of shares carrying different rights are issued and outstanding.

In all cases where it is necessary to hold several shares in order to exercise a right, shareholders who do not own the required number of shares shall be personally responsible for either acquiring the necessary additional shares or transferring their shares to another holder.

ARTICLE 9 - PAYING UP OF SHARES

The Board of Directors shall set the applicable conditions for the cash payment of shares issued by way of a capital increase.

Subscribers and shareholders shall be informed of calls for capital at least fifteen days before the applicable payment date, by way of a notice published in a legal gazette in the place where the Company has its registered office.

Annual interest shall be payable on any late payment of amounts due on shares which have not been paid-up. This interest shall be applied automatically without any requirement for additional formalities, at the legal rate plus five points, and shall accrue on a daily basis from

the applicable due date of payment. The application of such interest shall not affect any personal action which the Company may take against the defaulting shareholder or the enforcement measures provided by law.

ARTICLE 10 - DISCLOSURE THRESHOLDS

Where an individual or corporate shareholder crosses the disclosure threshold of 1% of the Company's capital or voting rights, the said shareholder must inform the Company of their total number of shares or voting rights held upon the crossing of each threshold of 1%, up to one third of the Company's capital or voting rights. Said disclosure must be made within fifteen days of the date when the shares causing the threshold to be crossed are recorded in the shareholder's account, by registered letter with return receipt requested.

This duty of disclosure applies in the same way when a threshold is crossed by virtue of a reduction in the shareholder's interest in the Company's capital or voting rights.

Disclosure thresholds are assessed taking into account shares held by (i) companies which own over 50% of the disclosing company, either directly or indirectly, (ii) companies which are over 50%-owned by the disclosing company, either directly or indirectly, and (iii) companies which are over 50%-owned either directly or indirectly by a company which itself directly or indirectly owns over 50% of the disclosing company.

In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction shall apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

ARTICLE 11 - BOARD OF DIRECTORS

1) The Company shall have a Board of Directors comprised of a minimum of three and a maximum of eighteen members. Members of the Board of Directors must be individuals.

2) Each director must hold at least 100 Company shares throughout their term of office.

3) The term of office for directors shall be six years, expiring at the close of the General Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

   Any director appointed as a replacement for another director shall only exercise his functions for the remaining period of his predecessor's term of office.

4) All outgoing members of the Board may be re-elected. However, at the close of each Ordinary General Meeting held to approve the Company accounts, no more than one third (rounded up to the nearest whole number as necessary) of directors in office may be aged over seventy-five.

ARTICLE 12 - BOARD OF DIRECTORS' MEETINGS

1) Directors may be called to Board Meetings by any method including orally. Said meetings may be held either at the registered office or at any other location stated in the notice of meeting.

2) Directors participating in meetings by way of continuously broadcast video-conferencing technologies shall be included in the determination of quorum and majority. The above provision shall not apply to Board Meetings where the agenda concerns the appointment or remuneration of the Chairman or Chief Executive Officer or their removal from office, the basis of the Company's General Management, the annual accounts closing and the review of the consolidated financial statements, or the drafting of resolutions or the Report of the Board of Directors to be presented to the General Shareholders' Meeting.

3) The legal quorum and majority conditions shall apply to Board Meetings, except for the decision concerning the two possible methods for the Company's General Management, in which case special conditions shall apply (see article 15). Where voting is tied, the Chairman of the Company shall have the casting vote.

ARTICLE 13 - ROLES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

1) The Board of Directors shall determine overall strategies for the Company's business and oversee their implementation. Subject to the powers expressly granted to the General Shareholders' Meeting and in accordance with the corporate purpose, the Board of Directors shall deal with any questions relating to the proper operation of the Company and deliberate on issues relating thereto in Board Meetings.

2) In accordance with the rules of procedure mentioned in article 16 below, prior authorization is required from the Board of Directors for any major strategic decisions or any decisions which could have a material effect on the financial position of the Company or its subsidiaries.

3) The Board of Directors shall perform or obtain performance of any checks and controls which it may think fit.

4) The Board of Directors may grant permanent or temporary missions to any one or more of its members or any other person or entity it may think fit. The Board may for example decide to create committees to research issues proposed by the Board or its Chairman. The Board of Directors shall decide upon the composition and roles and responsibilities of any committees operating under its supervision.

ARTICLE 14 - CHAIRMAN OF THE BOARD OF DIRECTORS

1) The Board of Directors shall choose one of its members to be Chairman, who shall be appointed for a term of office not exceeding his term of officer as director. The Chairman, who must be an individual, may be re-appointed.

   The Chairman may not remain in office beyond the first Annual Shareholders' Meeting held after he reaches the age of seventy-five.

2) The Chairman of the Board of Directors is the Chairman of the Company. He shall represent the Board of Directors and fix the agenda for its meetings. He shall organize and manage the work carried out by the Board and report to General Shareholders' Meetings thereon. He shall also oversee the Company's management bodies and ensure that the directors are in a position to carry out their functions.

3) When the Chairman of the Board of Directors is also responsible for the Company's General Management, he shall be subject to all laws and regulations applicable to the Chief Executive Officer.

ARTICLE 15 - BASIS OF THE COMPANY'S GENERAL MANAGEMENT

1) The Chief Executive Officer is responsible for the General Management of the Company. This position may either be held by the Chairman in which case he shall hold the title of Chairman and Chief Executive Officer, or by another person appointed by the Board of Directors.

2) The Board of Directors shall choose one of the two possible methods for the Company's General Management. A majority of two-thirds of the directors is required for this decision and the issue must be included in the agenda of the applicable Board Meeting.

3) If the positions of Chairman and Chief Executive Officer are held by different people, it is not compulsory for the Chief Executive Officer to be a director. In such a case he shall be appointed for a period fixed by the Board of Directors. If, however, the Chief Executive officer is a director, he shall be appointed for a period which may not exceed his term of office as director. In both cases, the Chief Executive Officer may not be over seventy five years of age.

4) The Chairman and Chief Executive Officer, or the Chief Executive Officer, as applicable, shall have the broadest powers to act in the name of the Company in all circumstances. These powers shall be exercised subject to the limits of the corporate purpose and subject to the powers expressly granted by law to the General Shareholders' Meeting or the Board of Directors. He shall represent the Company in its dealings with third parties.

ARTICLE 16 - BOARD OF DIRECTORS – RULES OF PROCEDURE

The Board of Directors shall draft rules of procedure setting out the terms and conditions according to which the Board of Directors, the Chairman and the Chief Executive Officer perform their roles and responsibilities, in accordance with the law, applicable regulations and these bylaws. These rules shall also set down operating regulations for the Committees created by the Board of Directors and explain how the different roles and responsibilities are allocated between all of these persons and bodies.

ARTICLE 17 - NON-VOTING DIRECTORS ("CENSEURS")

Where recommended by the Board of Directors, the Ordinary Shareholders' Meeting may elect a maximum of six non-voting directors. It is not compulsory for non-voting directors to be shareholders.

They shall be elected for a period of six years, expiring at the close of the Ordinary Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

If any vacancies arise due to the death of a non-voting director or where a non-voting director stands down from his position, the Board of Directors may make temporary appointments. Any such appointments by the Board of Directors are subject to ratification by the next Ordinary Shareholders' Meeting.

The non-voting directors shall attend Board of Directors' meetings and may be consulted by the Board as it thinks fit. They shall not however be directly involved in the management of the Company. They shall take part in deliberations in a consultancy capacity but their absence shall have no effect on the validity thereof.

The Board of Directors may remunerate non-voting directors out of the attendance fees granted by the General Shareholders' Meeting.

ARTICLE 18 - STATUTORY AUDITORS

The Ordinary Shareholders' Meeting shall appoint one or more statutory auditors and, as necessary, one or more substitute auditors, in accordance with the conditions set down by law in relation to their terms of office and engagement.

ARTICLE 19 - GENERAL SHAREHOLDERS' MEETINGS

General Shareholders' Meetings shall be called by the Board of Directors.
They shall be held either at the Company's registered office or at any other premises in the same "département" or an adjoining "département", as specified in the notice of meeting.

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.

Shareholders may participate in General Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and their title to the shares - which may

be held in either registered or bearer form - to one of the addresses indicated in the notice of meeting. This formality must be completed at least five days prior to the date of the meeting.

If shareholders attend General Meetings in person, any proxies given by them to third parties or any votes cast by post will be canceled.

To be taken into account, postal votes must be received by the Company at least three days prior to the date of the meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

General Shareholders Meetings shall be chaired by the Chairman of the Board of Directors or in his absence, by a director specially authorized for this purpose by the Board of Directors. If such a director has not been appointed to chair the meeting, the General Shareholders' Meeting itself shall appoint a chairman.

Minutes of the General Shareholders' Meetings shall be drafted and copies certified and distributed in accordance with the law.

ARTICLE 20 - COMPANY ACCOUNTS

The Company's fiscal year commences on January 1 and ends on December 31.

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting shall also decide the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, issued in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

ARTICLE 21 - DISSOLUTION AND LIQUIDATION

If the Company is wound up, one or more liquidators shall be appointed by an Ordinary Shareholders' Meeting.

The liquidator shall represent the Company. He shall have the broadest powers to realize the Company's assets, including by way of amicable agreement or settlement. The liquidator shall be authorized to pay creditors and to allocate any outstanding amounts.

The General Shareholders' Meeting may authorize the liquidator to continue the Company's current business or to enter into new business for the purposes of the liquidation.

The net assets remaining after repayment of the par value of the shares shall be allocated among the shareholders pro rata to their respective interests in the capital.

ARTICLE 22 - DISPUTE RESOLUTION

Any disputes concerning the Company's affairs that may arise during the life of the Company or upon liquidation, either between the Company and its shareholders or between the shareholders themselves, shall be referred to the competent court at the location of the Company's registered office.